As filed with the Securities and Exchange Commission on August 31, 2022.

Registration No: 333-266273

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHARDAN NEXTECH ACQUISITION 2 CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	85-1873463 (I.R.S. Employer Identification Number)

17 State Street, 21st Floor

New York, New York 10004

(646) 465-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonas Grossman

Chief Executive Officer

17 State Street, 21st Floor

New York, New York 10004

(646) 465-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey A. Brill Peter D. Serating Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Kurt J. Berney Noah K. Kornblith O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111 (415) 984-8700

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 31, 2022

PROXY STATEMENT FOR

SPECIAL MEETING OF STOCKHOLDERS OF

CHARDAN NEXTECH ACQUISITION 2 CORP.

PROSPECTUS FOR

51,147,777 SHARES OF COMMON STOCK OF CHARDAN NEXTECH ACQUISITION 2 CORP.,

WHICH WILL BE RENAMED “DRAGONFLY ENERGY HOLDINGS CORP.”

IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors (the “Chardan Board”) of Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Chardan”, “we”, “our” or the “Company”), has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 15, 2022, as amended on July 12, 2022, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Chardan, Bronco Merger Sub, Inc., a Nevada corporation and a wholly owned direct subsidiary of Chardan (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), a copy of which is attached to this proxy statement/prospectus as Annex A. As used in this proxy statement/prospectus, “New Dragonfly” refers to Chardan after giving effect to the Business Combination. As described in this proxy statement/prospectus, Chardan’s stockholders are being asked to consider a vote upon the Business Combination, among other items.

As a result of and upon the Closing, among other things, all (i) shares of Dragonfly common stock (after giving effect to the conversion of Dragonfly preferred stock into Dragonfly common stock pursuant to Dragonfly’s governing documents) and (ii) options to acquire shares of Dragonfly common stock (as defined below and as described further in the immediately succeeding paragraph), in each case outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Dragonfly common stock or assumed and converted into options to acquire shares of New Dragonfly common stock totaling 41,500,000 shares (at a deemed value of $10.00 per share). The portion of the Aggregate Merger Consideration reflecting the conversion of the Dragonfly options is calculated assuming that all New Dragonfly options are net-settled. With respect to the New Dragonfly options received in respect of Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, up to 801,100 additional shares of New Dragonfly common stock may be issued. Based on Dragonfly’s outstanding shares and options as of August 9, 2022, at Closing approximately 38,189,691 shares of the Aggregate Merger Consideration will be allocated to holders of outstanding Dragonfly common stock and 3,310,309 shares of the Aggregate Merger Consideration will be allocated to holders of the assumed Dragonfly options. The holders of these shares may from time to time sell, transfer or otherwise dispose of any or all of these shares in a number of different ways and at varying prices, and we will not receive any proceeds from such transactions.

This proxy statement/prospectus relates to the registration of 51,147,777 shares of New Dragonfly common stock which includes (i) 11,147,777 shares of New Dragonfly common stock, including 801,100 shares of New Dragonfly common stock in respect of Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, to be issued (or reserved for issuance with respect to New Dragonfly options) to non-affiliates of New Dragonfly as Aggregate Merger Consideration (as defined below) and (ii) 40,000,000 shares of New Dragonfly common stock which may be issued as Earnout Shares (as defined below), in each case, as further described in the section entitled “Proposal No. 1 — The Business Combination Proposal”. The remaining 30,352,223 shares of the Aggregate Merger Consideration will be registered on Form S-1 after the Closing of the Business Combination.

As a result of the Merger, existing holders of Dragonfly capital stock will have the right to receive, subject to achieving specified milestones, up to an aggregate of 40,000,000 additional shares of New Dragonfly common stock in three tranches. The first tranche of 15,000,000 shares is issuable if New Dragonfly’s 2023 total audited revenue is equal to or greater than $250 million and New Dragonfly’s 2023 audited operating income is equal to or greater than $35 million. The second tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $22.50 on or prior to December 31, 2026, and the third tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $32.50 on or prior to December 31, 2028. To the extent not previously earned, the second tranche is issuable if the $32.50 price target is achieved by December 31, 2028 (such shares, together, the “Earnout Shares”).

Concurrently with the execution of the Business Combination Agreement, Chardan entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, 500,000 newly issued shares of Chardan common stock (the “PIPE Securities”), for a price of $10.00 per share for gross proceeds of $5 million (the “PIPE Investment”). The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market provided such shares are not redeemed (as described below). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” for additional information.

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5”, and in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.

The proceeds of the Term Loan may be used (i) to support the Business Combination, (ii) to repay outstanding indebtedness and other obligations of Dragonfly, (iii) to pay fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan must be fully drawn on the Closing Date and will mature four years from the Closing Date.

In connection with the Term Loan, New Dragonfly will also issue to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender (collectively, the “Term Loan Lenders”) the Penny Warrants, exercisable to purchase 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date and the $10 Warrants, which are exercisable to purchase 1.6 million shares of Dragonfly’s common stock at $10 per share.

The definitive documentation for the Term Loan has not been finalized and, accordingly, the actual terms of the Term Loan, may differ from those described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” for additional information.

Concurrently with the execution of the Business Combination Agreement, Dragonfly and CCM 5, an affiliate of Chardan Capital Markets (CCM 5 in connection with the Equity Facility, or such other affiliate investor as it may designate, the “Equity Facility Investor”), entered into an equity facility letter agreement on May 15, 2022 (the “Equity Facility Letter Agreement”), pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) prior to the Closing Date to establish a committed equity facility (the “Equity Facility”). The Equity Facility Definitive Documentation will contain terms that are consistent with the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility. The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering.

In connection with the Business Combination, the Sponsor and Chardan’s directors and executive officers have interests in the business combination that are different from, or in addition to, Chardan stockholders. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. As of August 11, 2022, a total of 3,162,500 shares of Chardan’s common stock, or approximately 50.6% of the outstanding shares are owned by the Sponsor and Chardan’s directors and executive officers. As a result, shares of common stock held by the Sponsor will be sufficient to satisfy the quorum requirement for the Meeting. Assuming only the minimum number of shares of common stock to constitute a quorum is present, no shares of Chardan common stock held by the public stockholders, must vote in favor of the Business Combination Proposal for it to be approved.

It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, Chardan’s public stockholders will retain an ownership interest of approximately 6.6% of New Dragonfly, the Term Loan Lenders will own approximately 3.7% of New Dragonfly assuming the exercise of all Penny Warrants, the Sponsor, officers, directors and other affiliates will own approximately 7.9% of New Dragonfly (including the PIPE Investment), and the Dragonfly stockholders will own approximately 81.8% (excluding the 40,000,000 Earnout Shares) of New Dragonfly. These levels of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) include the impact of the redemption of 9,556,652 Chardan ordinary shares in connection with the Charter Amendment and assume that no additional Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed weighted average VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.

Chardan’s units, common stock and public warrants are currently listed on The Nasdaq Capital Market (the “Nasdaq”) under the symbols “CNTQU,” “CNTQ” and “CNTQW,” respectively. At the Closing, each Chardan unit will separate into its components consisting of one share of Chardan common stock and three-quarters of one warrant to purchase one share of Chardan common stock and, as a result, will no longer trade as a separate security.

This proxy statement/prospectus provides shareholders of Chardan with detailed information about the proposed business combination and other matters to be considered at the special meeting of Chardan. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 50 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [•], 2022, and

is first being mailed to Chardan’s shareholders on or about [•], 2022.

HOW TO OBTAIN ADDITIONAL INFORMATION

The proxy statement/prospectus incorporates important business and financial information about Chardan that is not included within or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Chardan with the SEC, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free: 800-662-5200
Banks and brokers call: 203-658-9400
Email: CNTQ.info@investor.morrowsodali.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Meeting, or no later than [·], 2022. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about Chardan and Dragonfly. You should rely only on the information contained in the proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Chardan nor Dragonfly has authorized anyone to give any information or to make any representations other than those contained in the proxy statement/prospectus. Do not rely upon any information or representations made outside of the proxy statement/prospectus. The information contained in the proxy statement/prospectus may change after the date of the proxy statement/prospectus. Do not assume after the date of the proxy statement/prospectus that the information contained in the proxy statement/prospectus is still correct.

CHARDAN NEXTECH ACQUISITION 2 CORP.

17 STATE STREET, 21ST FLOOR

NEW YORK, NY 10004

Dear Chardan NexTech Acquisition 2 Corp. Stockholders,

On behalf of the board of directors (the “Chardan Board”) of Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Chardan”, “we” or “our”), we cordially invite you to a special meeting (the “special meeting”) of stockholders of Chardan, which will be held at [·], 2022. In light of the COVID-19 pandemic and to protect the health of stockholders of Chardan and the community, the special meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the special meeting by visiting https://www.cstproxy.com/cnaq/2022 and entering your control number as further explained in the accompanying proxy statement/prospectus. You may also attend the special meeting telephonically by dialing within the U.S. and Canada: +1 800-450-7155 (toll free) or outside of the U.S. and Canada: +1 857-999-9155 and when prompted enter the pin 5046958#.

The Chardan Board has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 15, 2022, as amended on July 12, 2022, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Chardan, Bronco Merger Sub, Inc., a Nevada corporation and a wholly owned direct subsidiary of Chardan (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), a copy of which is attached to this proxy statement/prospectus as Annex A. As described in this proxy statement/prospectus, Chardan’s stockholders are being asked to consider a vote upon the Business Combination, among other items. As used in this proxy statement/prospectus, “New Dragonfly” refers to Chardan after giving effect to the Business Combination.

On the Closing Date, Merger Sub will merge with and into Dragonfly (the “Merger”), with Dragonfly as the surviving corporation in the Merger and, after giving effect to the Merger, Dragonfly will be a wholly-owned subsidiary of Chardan (the time that the Merger becomes effective being referred to as the “Effective Time”).

As a result of and upon the Closing, among other things, all (i) shares of Dragonfly common stock (after giving effect to the conversion of Dragonfly preferred stock into Dragonfly common stock pursuant to Dragonfly’s governing documents) and (ii) options to acquire shares of Dragonfly common stock (as defined below and as described further in the immediately succeeding paragraph), in each case outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Dragonfly common stock or assumed and converted into options to acquire shares of New Dragonfly common stock totaling 41,500,000 shares (at a deemed value of $10.00 per share). The portion of the Aggregate Merger Consideration reflecting the conversion of the Dragonfly options is calculated assuming that all New Dragonfly options are net-settled. With respect to the New Dragonfly options received in respect of Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, up to 801,100 additional shares of New Dragonfly common stock may be issued. Based on Dragonfly’s outstanding shares and options as of August 9, 2022, at Closing approximately 38,189,691 shares of the Aggregate Merger Consideration will be allocated to holders of outstanding Dragonfly common stock and 3,310,309 shares of the Aggregate Merger Consideration will be allocated to holders of the assumed Dragonfly options. The holders of these shares may from time to time sell, transfer or otherwise dispose of any or all of these shares in a number of different ways and at varying prices, and we will not receive any proceeds from such transactions.

This proxy statement/prospectus relates to the registration of 51,147,777 shares of New Dragonfly common stock which includes (i) 11,147,777 shares of New Dragonfly common stock, including 801,100 shares of New Dragonfly common stock in respect of Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, to be issued (or reserved for issuance with respect to New Dragonfly options) to non-affiliates of New Dragonfly as Aggregate Merger Consideration (as defined below) and (ii) 40,000,000 shares of New Dragonfly common stock which may be issued as Earnout Shares (as defined below), in each case, as further described in the section entitled “Proposal No. 1 — The Business Combination Proposal”. The remaining 30,352,223 shares of the Aggregate Merger Consideration will be registered on Form S-1 after the Closing of the Business Combination.

As a result of the Merger, existing holders of Dragonfly capital stock will have the right to receive, subject to achieving specified milestones, up to an aggregate of 40,000,000 additional shares of New Dragonfly common stock in three tranches. The first tranche of 15,000,000 shares is issuable if New Dragonfly’s 2023 total audited revenue is equal to or greater than $250 million and New Dragonfly’s 2023 audited operating income is equal to or greater than $35 million. The second tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $22.50 on or prior to December 31, 2026, and the third tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $32.50 on or prior to December 31, 2028. To the extent not previously earned, the second tranche is issuable if the $32.50 price target is achieved by December 31, 2028 (such shares, together, the “Earnout Shares”).

At the special meeting, Chardan stockholders will be asked to consider and vote upon:

(1)Proposal No. 1 — To consider and vote upon a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in the accompanying proxy statement/prospectus — we refer to this proposal as the “Business Combination Proposal”;

(2)Proposal No. 2 — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal is approved, the third amended and restated certificate of incorporation of Chardan in the form attached hereto as Annex B (the “third amended and restated certificate of incorporation”) — we refer to this proposal as the “Charter Proposal”;

(3)Proposal No. 3 —  To consider and vote upon a proposal, for purposes of complying with the applicable rules of Nasdaq, to approve the issuance of shares of Chardan’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility (as described below), assuming the Business Combination Proposal and the Charter Proposal are approved, for purposes of complying with the applicable rules of the Nasdaq — we refer to this proposal as the “Nasdaq Proposal”;

(4)Proposal No. 4 — To consider and vote on a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, for purposes of complying with the applicable rules of the Nasdaq, the New Dragonfly 2022 Incentive Plan (the “2022 Plan”) — we refer to this proposal as the “Incentive Plan Proposal.” A copy of the 2022 Plan is attached to the accompanying proxy statement/ prospectus as Annex G;

(5)Proposal No. 5 — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, the New Dragonfly Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex H, including the authorization of the initial share reserve under the ESPP — we refer to this proposal as the “ESPP Proposal”;

(6)Proposal No. 6 —  To consider and vote upon a proposal to elect seven (7) directors who will serve as directors of New Dragonfly until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal — we refer to this proposal as the “Director Election Proposal”; and

(7)Proposal No. 7 — To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal or the Director Election Proposal — we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of Chardan common stock at the close of business on August 11, 2022 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.

After careful consideration, the Chardan Board has determined that the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal are fair to and in the best interests of Chardan and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the Chardan Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Chardan stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The Chardan Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the Chardan stockholders that they vote in favor of the proposals presented at the special meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

Concurrently with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, 500,000 shares of PIPE Securities, for a price of $10.00 per share for gross proceeds of $5 million. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market provided such shares are not redeemed (as described below). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” for additional information.

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5”, and in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.

The proceeds of the Term Loan may be used (i) to support the Business Combination, (ii) to repay outstanding indebtedness and other obligations of Dragonfly, (iii) to pay fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan must be fully drawn on the Closing Date and will mature four years from the Closing Date.

In connection with the Term Loan, New Dragonfly will also issue to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender (collectively, the “Term Loan Lenders”) the Penny Warrants, exercisable to purchase 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date, and the $10 Warrants, which are exercisable to purchase 1.6 million shares of Dragonfly’s common stock at $10 per share.

The definitive documentation for the Term Loan has not been finalized and, accordingly, the actual terms of the Term Loan, may differ from those described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” for additional information.

Concurrently with the execution of the Business Combination Agreement, Dragonfly and CCM 5 (CCM 5 in connection with the Equity Facility, or such other affiliate investor as it may designate, the “Equity Facility Investor”), entered into an equity facility letter agreement on May 15, 2022 (the “Equity Facility Letter Agreement”), pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) prior to the Closing Date to establish a committed equity facility (the “Equity Facility”). The Equity Facility Definitive Documentation will contain terms that are consistent with the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility. The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering.

All Chardan stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.

Chardan’s units, common stock and public warrants are currently listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “CNTQU,” “CNTQ” and “CNTQW,” respectively. Chardan will apply for listing, to be effective at the time of the Business Combination, of New Dragonfly common stock and public warrants on the Nasdaq under the proposed symbols “DFLI” and “DFLIW,” respectively. It is a condition of the consummation of the Business Combination that Chardan receive confirmation from the Nasdaq that New Dragonfly has been conditionally approved for listing on the Nasdaq, but there can be no assurance such listing condition will be met or that Chardan will obtain such confirmation from the Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.

Pursuant to Chardan’s current certificate of incorporation, a holder of public shares may demand that Chardan redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that Chardan redeem their shares for cash no later than the second business day prior to the originally scheduled vote on the Business Combination Proposal by delivering their stock to the Transfer Agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be redeemed. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the Transfer Agent in order to validly redeem his, her or its shares. If a holder of public shares properly demands redemption and votes for or against the Business Combination Proposal, Chardan will redeem each public share for a full pro rata portion of the trust account (as defined in the accompanying proxy statement/prospectus), calculated as of two business days prior to the consummation of the Business Combination.

Chardan is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

The accompanying proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the special meeting of Chardan’s stockholders. We encourage you to carefully read the entire document, including the Annexes attached thereto. You should also carefully consider the risk factors described in section entitled “Risk Factors” beginning on page 51.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

The transactions described in the accompanying proxy statement/prospectus have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the merits or fairness of the Business Combination or related transactions, or passed upon the accuracy or adequacy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Kerry Propper
Executive Chairman of the Board of Directors

[●], 2022

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO CHARDAN’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE ORIGINALLY SCHEDULED VOTE ON THE BUSINESS COMBINATION PROPOSAL AT THE SPECIAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AS A BENEFICIAL OWNER AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO

CHARDAN’S TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO CHARDAN’S TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF CHARDAN STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

The accompanying proxy statement/prospectus is dated [●], 2022 and is first being mailed to Chardan stockholders on or about [·], 2022.

CHARDAN NEXTECH ACQUISITION 2 CORP.

17 STATE STREET, 21ST FLOOR

NEW YORK, NY 10004

NOTICE OF

SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [●], 2022

TO THE STOCKHOLDERS OF CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of stockholders of Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Chardan”, “we” or “our”), will be held at [●], 2022. In light of the COVID-19 pandemic and to protect the health of stockholders of Chardan and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/cnaq/2022 and entering your control number as further explained in the accompanying proxy statement/prospectus. You may also attend the Special Meeting telephonically by dialing within the U.S. and Canada: +1 800-450-7155 (toll free) or outside of the U.S. and Canada: +1 857-999-9155 and when prompted enter the pin 5046958#.

On behalf of Chardan’s board of directors (the “Chardan Board”), you are cordially invited to attend the special meeting, to conduct the following business items:

(1)Proposal No. 1 — To consider and vote upon a proposal to approve the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated May 15, 2022, as amended on July 12, 2022, (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Chardan, Bronco Merger Sub, Inc., a Nevada corporation and a wholly owned direct subsidiary of Chardan (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), a copy of which is attached to this proxy statement/prospectus as Annex A, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement/prospectus — we refer to this proposal as the “Business Combination Proposal”;

(2)Proposal No. 2 — To consider and vote upon a proposal to approve and adopt, assuming the Business Combination Proposal is approved, the third amended and restated certificate of incorporation of Chardan in the form attached hereto as Annex B (the “third amended and restated certificate of incorporation”) — we refer to this proposal as the “Charter Proposal”;

(3)Proposal No. 3 — To consider and vote upon a proposal, for purposes of complying with the applicable rules of Nasdaq, to approve the issuance of shares of Chardan’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility (as described below), assuming the Business Combination Proposal and the Charter Proposal are approved, for purposes of complying with the applicable rules of the Nasdaq — we refer to this proposal as the “Nasdaq Proposal”;

(4)Proposal No. 4 — To consider and vote on a proposal to approve and adopt, assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Approval are approved, for purposes of complying with the applicable rules of the Nasdaq, the New Dragonfly 2022 Incentive Plan (the “2022 Plan”) — we refer to this proposal as the “Incentive Plan Proposal.” A copy of the 2022 Plan is attached to the accompanying proxy statement/ prospectus as Annex G;

(5)Proposal No. 5 — To consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, the New Dragonfly Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to this proxy statement/prospectus as Annex H, including the authorization of the initial share reserve under the ESPP — we refer to this proposal as the “ESPP Proposal”;

(6)Proposal No. 6 — To consider and vote upon a proposal to elect seven (7) directors who will serve as directors of New Dragonfly until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal — we refer to this proposal as the “Director Election Proposal”; and

(7)Proposal No. 7 — To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal — we refer to this proposal as the “Adjournment Proposal.”

Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting. Only holders of record of Chardan common stock at the close of business on August 11, 2022 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.

After careful consideration, the Chardan Board has determined that the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal the Adjournment Proposal are fair to and in the best interests of Chardan and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented. When you consider the Chardan Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Chardan stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The Chardan Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the Chardan stockholders that they vote in favor of the proposals presented at the special meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

Concurrently with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, 500,000 PIPE Securities, for a price of $10.00 per share for gross proceeds of $5 million. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market provided such shares are not redeemed (as described below).

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.

The proceeds of the Term Loan may be used (i) to support the Business Combination, (ii) to repay outstanding indebtedness and other obligations of Dragonfly, (iii) to pay fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan must be fully drawn on the Closing Date and will mature four years from the Closing Date.

In connection with the Term Loan, New Dragonfly will also issue to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender (collectively, the “Term Loan Lenders”) the Penny Warrants, exercisable to purchase 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date, and the $10 Warrants, which are exercisable to purchase 1.6 million shares of Dragonfly’s common stock at $10 per share.

The definitive documentation for the Term Loan has not been finalized and, accordingly, the actual terms of the Term Loan, may differ from those described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” for additional information.

Concurrently with the execution of the Business Combination Agreement, Dragonfly and CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (or such other affiliate investor as it may designate, the “Equity Facility Investor”), entered into an equity facility letter agreement on May 15, 2022 (the “Equity Facility Letter Agreement”), pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) prior to the Closing Date to establish a committed equity facility (the “Equity Facility”). The Equity Facility Definitive Documentation will contain terms that are consistent with the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility. The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering.

All Chardan stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.

Chardan’s units, common stock and public warrants are currently listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbols “CNTQU,” “CNTQ” and “CNTQW,” respectively. Chardan will apply for listing, to be effective at the time of the Business Combination, of New Dragonfly common stock and public warrants on the Nasdaq under the proposed symbols “DFLI” and “DFLIW,” respectively. It is a condition of the consummation of the Business Combination that Chardan receive confirmation from the Nasdaq that New Dragonfly has been conditionally approved for listing on the Nasdaq, but there can be no assurance such listing condition will be met or that Chardan will obtain such confirmation from the Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.

Pursuant to Chardan’s current certificate of incorporation, a holder of public shares may demand that Chardan redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that Chardan redeem their shares for cash no later than the second business day prior to the originally scheduled vote on the Business Combination Proposal by delivering their stock to Chardan’s transfer agent prior to the vote at the meeting. If the Business Combination is not completed, these shares will not be redeemed. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to Chardan’s transfer agent in order to validly redeem his, her or its shares. If a holder of public shares properly demands redemption and votes for or against the Business Combination Proposal, Chardan will redeem each public share for a full pro rata portion of the trust account (as defined in the accompanying proxy statement/prospectus), calculated as of two business days prior to the consummation of the business combination.

All Chardan stockholders are cordially invited to attend the special meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the special meeting (or any adjournment or postponement thereof). To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the special meeting and vote, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

Kerry Propper
Executive Chairman of the Board of Directors

[●], 2022

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE CHARDAN REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CHARDAN’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE ORIGINALLY SCHEDULED VOTE ON THE BUSINESS COMBINATION PROPOSAL AT THE SPECIAL MEETING. THE REDEMPTION RIGHTS INCLUDE THE REQUIREMENT THAT A HOLDER MUST IDENTIFY HIMSELF, HERSELF OR ITSELF IN WRITING AS A BENEFICIAL OWNER AND PROVIDE HIS, HER OR ITS LEGAL NAME, PHONE NUMBER AND ADDRESS TO CHARDAN’S TRANSFER AGENT IN ORDER TO VALIDLY REDEEM HIS, HER OR ITS SHARES. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO CHARDAN’S TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. PLEASE SEE THE SECTION ENTITLED “SPECIAL MEETING OF CHARDAN STOCKHOLDERS — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ANNEXES

A

Agreement and Plan of Merger, dated as of May 15, 2022, by and among Chardan NexTech Acquisition 2 Corp., Bronco Merger Sub, Inc. and Dragonfly Energy Corp. and Amendment to the Merger Agreement, dated as of July 12, 2022, by and among Chardan NexTech Acquisition 2 Corp., Bronco Merger Sub, Inc. and Dragonfly Energy Corp.

B	Form of Third Amended and Restated Certificate of Incorporation of Dragonfly Energy Holdings Corp.
C	Form of Amended and Restated Bylaws of Dragonfly Energy Corp.
D	Form of Amended and Restated Registration Rights Agreement
E	Sponsor Support Agreement, dated as of May 15, 2022, by and among Chardan NexTech Investments 2 LLC, Dragonfly Energy Corp. and Chardan NexTech Investments 2 LLC
F	Subscription Agreement, dated as of May 15, 2022, between NexTech Acquisition 2 Corp. and Chardan NexTech Investments 2 LLC
G	Form of Dragonfly Energy Holdings Corp.’s 2022 Equity Incentive Plan
H	Form of Dragonfly Energy Holdings Corp.’s 2022 Share Incentive Plan
I	Opinion of Duff & Phelps
J	Commitment Letter, dated as of May 15, 2022, by and among Chardan NexTech Acquisition 2 Corp., Dragonfly Energy Corp., and EICF Agent LLC
K	Equity Facility Letter Agreement, dated as of May 15, 2022, by and among Dragonfly Energy Corp., Chardan NexTech Acquisition 2 Corp. and CCM Investments 5 LLC

ii

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement or the context otherwise requires, references to:

“$10 Warrants” are to the warrants to acquire 1,600,000 shares of New Dragonfly common stock at per share exercise price of $10.00 issued to the Term Loan Lenders;

“2022 Plan” are to the Chardan NexTech Acquisition 2 Corp. 2022 Equity Incentive Plan to be adopted by Chardan prior to the Closing;

“Aggregate Fully Diluted Company Common Shares” are to, without duplication, (a) the aggregate number of shares of Dragonfly common stock that are (i) the Dragonfly Conversion Shares or (ii) issuable upon, or subject to, the exercise of Dragonfly options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, minus (b) a number of shares of Dragonfly common stock equal to (A) the aggregate exercise price of such Dragonfly options divided by (B) the Per Share Merger Consideration;

“Aggregate Merger Consideration” are to the number of Chardan common stock equal to the quotient obtained by dividing (i) $415,000,000 by (ii) $10.00;

“Backstop Commitment Letter” are to that certain backstop commitment letter, dated as of May 20, 2022, by and between the Chardan Lender and the Backstop Lender;

“Backstop Lender” are to that certain third-party financing source party to the Backstop Commitment Letter;

“Backstopped Loans” are to the aggregate amount of the Term Loan that the Backstop Lender has committed to purchase from the Chardan Lender immediately following the issuance of the Term Loan on the Closing Date;

“Business Combination” are to the Merger, together with the other transactions contemplated by the Business Combination Agreement (including the consummation of the PIPE Investment) and the related agreements;

“Business Combination Agreement” are to that certain Agreement and Plan of Merger, dated as of May 15, 2022, as amended on July 12, 2022, by and among Chardan, Merger Sub and Dragonfly, as it may be amended, supplemented or otherwise modified from time to time;

“Business Combination Marketing Agreement” are to that certain business combination marketing agreement, dated as of August 10, 2021, between Chardan and Chardan Capital Markets;

“change of control” are to any transaction or series of transactions (a) following which any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind (each of the foregoing, a “Person”) or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than New Dragonfly, the Surviving Corporation or any of their respective subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in New Dragonfly, the Surviving Corporation or any of their respective subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the New Dragonfly Board or the Surviving Corporation immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of New Dragonfly, the Surviving Corporation or any of their respective subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of New Dragonfly or the Surviving Corporation to any Person;

“Chardan” are to Chardan NexTech Acquisition 2 Corp., a Delaware corporation;

“Chardan Capital Markets” are to Chardan Capital Markets, LLC, a Delaware limited liability company and representative of the underwriters of the Chardan IPO;

“Chardan common stock” are, prior to consummation of the Business Combination, to Chardan common stock, par value $0.0001 per share, and, following consummation of the Business Combination, to the common stock, par value $0.0001 per share, of New Dragonfly;

“Chardan IPO” are to the initial public offering by Chardan, which closed on August 13, 2021;

“Chardan Lender” are to CCM Investments 5 LLC, an affiliate of Chardan Capital Markets;

“Chardan option” are to options to purchase Chardan common stock;

“Chardan Organizational Documents” are to the bylaws and certificate of incorporation of Chardan, each as amended;

“Chardan unit” are to the units of Chardan sold as part of the Chardan IPO;

“Chardan Transaction Expenses” are to the following out-of-pocket fees and expenses paid or payable by Chardan or its affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby or Chardan’s initial public offering: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including any deferred underwriting commissions), (b) fifty percent (50%) of the filing fees incurred in connection with making any filings under Section 8.1 of the Business Combination Agreement, (c) fifty percent (50%) of the filing fees incurred in connection with filing the registration statement, the proxy statement or the proxy statement/registration statement under Section 8.2 of the Business Combination Agreement and the application fees incurred in connection with obtaining approval of the Nasdaq under Section 7.3 of the Business Combination Agreement, (d) repayment of any Working Capital Loans (as defined in the Business Combination Agreement) and (e) any other fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, in each case of clauses (a) through (e), solely to the extent such fees and expenses are incurred and unpaid as of the Closing. Chardan Transaction Expenses shall not include any fees and expenses of Chardan’s stockholders (other than Working Capital Loans);

“Charter Amendment” means the amendment filed with the Secretary of State of the State of Delaware on August 5, 2022, to provide Chardan’s officers, directors, initial stockholders and Chardan NexTech 2 Warrant Holdings, LLC (collectively, the “Insiders”) the ability to extend the date by which Chardan must complete a business combination up to three (3) times for an additional one (1) month each time (for a maximum of three (3) one-month extensions) upon the deposit into the trust account by the Insiders, their affiliates or designees of $200,000 upon five days’ advance notice prior to August 13, 2022.

“Closing” are to the consummation of the Business Combination;

“Closing Date” are to the date on which the Business Combination is consummated;

“completion window” are to the period following the completion of the Chardan IPO at the end of which, if Chardan has not completed an initial business combination, it will redeem 100% of the public shares at a per share price, payable in cash, equal to (a) the aggregate amount then on deposit in the trust account, including interest earned and not previously released to us for Chardan’s working capital requirements as well as to pay Chardan’s taxes, divided by (b) the number of then-outstanding public shares, subject to applicable law and certain conditions. The completion window ends on August 13, 2022, or as extended by the Insiders up to two times by an additional three months each time (to February 13, 2023, for a total of up to 18 months to complete a business combination);

“Debt Commitment Letter” are to that certain commitment letter dated as of May 15, 2022, by and among Chardan, Dragonfly and the Initial Term Loan Lenders;

“DGCL” are to the Delaware General Corporation Law, as amended;

“current certificate of incorporation” are to Chardan’s amended and restated certificate of incorporation in effect as of the date of this proxy statement;

“Dragonfly” are to Dragonfly Energy Corp., a Nevada corporation;

“Dragonfly Charter” are to the Articles of Incorporation of Dragonfly, dated April 11, 2016, as amended;

“Dragonfly common stock” are to a share of Dragonfly’s common stock, par value $0.001 per share;

“Dragonfly Conversion Shares” are to the aggregate number of shares of Dragonfly common stock that are (i) issued and outstanding immediately prior to the Effective Time and (ii) issuable upon the conversion of the Dragonfly preferred stock immediately prior to the Effective Time in accordance with the governing documents of Dragonfly;

“Dragonfly Incentive Plan” are to either or both of Dragonfly’s 2019 Stock Incentive Plan, as amended, and/or Dragonfly’s 2021 Stock Incentive Plan, as amended, as the context requires;

“Dragonfly option” are to an option to purchase Dragonfly stock granted under either Dragonfly Incentive Plan;

“Dragonfly preferred stock” are to the Series A preferred stock of Dragonfly, par value $0.001 per share;

“Dragonfly stock” are to, collectively, the Dragonfly common stock and the Dragonfly preferred stock;

“Dragonfly Transaction Expenses” are to the following out-of-pocket fees and expenses paid or payable by Dragonfly or any of its subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) fifty percent (50%) of the filing fees incurred in connection with making any filings under Section 8.1 of the Business Combination Agreement, (c) fifty percent (50%) of the filing fees incurred in connection with filing the registration statement, the proxy statement or the proxy statement/registration statement under Section 8.2 of the Business Combination Agreement and the application fees incurred in connection with obtaining approval of the Nasdaq under Section 7.3 of the Business Combination Agreement, (d) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by Dragonfly or any of its subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of Dragonfly or any of its subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll taxes arising therefrom, (e) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by Dragonfly or any of its subsidiaries to any affiliate of Dragonfly or any of its subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement (as defined in the Business Combination Agreement), and (f) any fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, in each case of clauses (a) through (f), solely to the extent such fees and expenses are incurred and unpaid as of the Closing. Dragonfly Transaction Expenses shall not include any fees and expenses of Dragonfly’s stockholders;

“Earnout Consideration” or “Earnout Shares” are to the additional 40,000,000 shares of New Dragonfly common stock that may be issued to the Dragonfly stockholders;

“Effective Time” are to the date and time at which the Merger becomes effective in accordance with the terms of the Business Combination Agreement, the DGCL and the NRS;

“EIP” are to EICF Agent LLC and shall include any affiliated funds of EICF which may provide the Term Loan;

“Equity Facility” are to the committed equity facility to be established with the Equity Facility Investor pursuant to the Equity Facility Definitive Documentation;

“Equity Facility Commitment Shares” are to the shares of New Dragonfly common stock having a value of $1 million determined based on the applicable trading price at the time of issuance that New Dragonfly will agree to issue to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms of and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation;

“Equity Facility Definitive Documentation” are to the purchase agreement and registration rights agreement to be entered into between Chardan and the Equity Facility Investor after the signing of the Business Combination Agreement and prior to the Closing Date pursuant to which, and on the terms of and subject to the satisfaction of the conditions set forth therein, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility;

“Equity Facility Investor” are to CCM Investments 5 LLC, an affiliate of Chardan Capital Markets;

“Equity Facility Letter Agreement” are to the letter agreement, together with the Summary of Indicative Terms attached as an exhibit thereto, entered into among Chardan, Dragonfly and the Equity Facility Investor on May 15, 2022, pursuant to which Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date to establish the Equity Facility;

“Exchange Ratio” are to the quotient obtained by dividing the number of (a) Chardan common stock constituting the Aggregate Merger Consideration, by (b) Aggregate Fully Diluted Company Common Shares;

“Founder Shares” are to shares of Chardan common stock held by the Sponsor, Chardan’s directors, and affiliates of Chardan’s management team;

“Holdings” are to Chardan NexTech 2 Warrant Holdings LLC, an affiliate of Chardan Capital Markets;

“Initial Term Loan Lenders” are to CCM Investments 5 LLC and EICF Agent LLC;

“Insiders” are to Chardan’s officers, directors, initial stockholders, and Chardan NexTech 2 Warrant Holdings LLC, an affiliate of the Sponsor;

“Investment Management Trust Agreement” are to the Investment Management Trust Agreement, dated as of August 10, 2021, by and between Chardan and Continental Stock Transfer & Trust Company;

“LFP batteries” are to lithium-ion batteries using lithium iron phosphate (LiFePO4);

“Merger” are to the merger of Merger Sub with and into Dragonfly with Dragonfly being the surviving company in the merger;

“Merger Sub” are to Bronco Merger Sub, Inc., a Nevada corporation;

“Minimum Cash Balance After Fees” are to cash held by New Dragonfly after payment of Dragonfly Transaction Expenses and deferred underwriter and other fees from the Chardan IPO and receipt of proceeds of the PIPE Investment and the Term Loan;

“Nevada Dissenter’s Rights Statutes” are to NRS 92A.300 through 92A.500, inclusive;

“New Dragonfly” are to Chardan after the Business Combination;

“NRS” are to the Nevada Revised Statutes, as amended;

“our common stock” are, prior to consummation of the Business Combination, to Chardan common stock, and, following consummation of the Business Combination, to the common stock, par value $0.0001 per share, of New Dragonfly;

“Penny Warrants” are to the warrants issued to the Term Loan Lenders exercisable to purchase for nominal consideration 3.6% of Chardan common stock on a fully diluted basis, calculated as of the Closing Date;

“PIPE Investment” are to the private placement pursuant to which Chardan entered into the Subscription Agreement with the Sponsor whereby the Sponsor agreed to subscribe for 500,000 shares of Chardan common stock at a purchase price of $10.00 per share for an aggregate purchase price of $5 million. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market provided such shares are not redeemed;

“PIPE Investment Amount” are to the aggregate gross purchase price received by the PIPE Investor pursuant to the PIPE Investment;

“PIPE Investor” are to Sponsor (or an affiliate of Sponsor if assigned pursuant to the Subscription Agreement);

“PIPE Securities” are to the newly issued shares of Chardan common stock to be sold to the PIPE Investor pursuant to the Subscription Agreement;

“private warrants” are to Chardan’s warrants issued to an affiliate of the Sponsor in a private placement simultaneously with the closing of the Chardan IPO;

“proxy statement” are to this proxy statement/prospectus;

“public shares” are to shares of Chardan common stock sold as part of the units in the Chardan IPO (whether they were purchased in the Chardan IPO or thereafter in the open market);

“public stockholders” are to the holders of Chardan’s public shares, including the Sponsor and Chardan’s officers and directors to the extent the Sponsor and Chardan’s officers or directors purchase public shares, provided that each of their status as a “public stockholder” shall only exist with respect to such public shares;

“public warrants” are to Chardan’s warrants sold as part of the units in the Chardan IPO (whether they were purchased in the Chardan IPO or thereafter in the open market);

“Purchase Date” are to any trading day on which New Dragonfly timely delivers written notice to the Equity Facility Investor in accordance with the terms, conditions and limitations of the Equity Facility Definitive Documentation;

“Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement, to be dated the Closing Date, by and among New Dragonfly and the stockholders named therein;

“Sponsor” are to Chardan NexTech Investments 2 LLC, a Delaware limited liability company and an affiliate of Chardan Capital Markets;

“Sponsor Support Agreement” are to the Sponsor Support Agreement, dated May 15, 2022, by and among Chardan, Dragonfly and the Sponsor;

“Subscription Agreement” are to the common stock subscription agreement entered into by and between Chardan and the Sponsor, dated as of May 15, 2022, and entered into in connection with the PIPE Investment;

“Surviving Corporation” are to, at and after the Effective Time, Dragonfly, as the surviving corporation of the Merger;

“Term Loan” are to the senior secured term loan facility in an aggregate principal amount of $75 million in connection with the Debt Commitment Letter;

“Term Loan Lenders” are to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender;

“Term Loan Lender Warrants” are to the Penny Warrants and the $10 Warrants;

“Trading Day” are to any day on which shares of Chardan common stock are actually traded on the principal securities exchange or securities market on which shares of Chardan common stock are then traded;

“Transfer Agent” are to Continental Stock Transfer & Trust Company, Chardan’s transfer agent;

“trust account” are to the trust account of Chardan that holds the proceeds from the Chardan IPO;

“VWAP” are to, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Board of Directors of Acquiror;

“VWAP Purchase Price” are to the purchase price for the shares of New Dragonfly common stock that New Dragonfly may elect to sell to the Equity Facility Investor pursuant to the Equity Facility Definitive Documentation, which will be determined by reference to the VWAP on the applicable Purchase Date, less a fixed 3.5% discount. For purposes of this definition, references to “VWAP” are to the volume-weighted average price of the shares of New Dragonfly common stock on the applicable trading day(s), adjusted to exclude block trades and trades that individually exceed 20,000 shares of New Dragonfly common stock;

“warrants” are to the public warrants and the private warrants; and

“Warrant Agreement” are to the Warrant Agreement (as amended), dated as of August 10, 2021, by and between Chardan and Continental Stock Transfer & Trust Company.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement,” summarizes certain information contained in this proxy statement and in the Business Combination Agreement, but does not contain all of the information that is important to you. You should carefully read this entire proxy statement, including the attached Annexes, which are incorporated herein by reference, for a more complete understanding of the matters to be considered at the special meeting. In addition, for definitions used commonly throughout this proxy statement, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

●	Chardan NexTech Acquisition 2 Corp., a Delaware corporation, which we refer to as “Chardan,” “we,” “us” or “our,” is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
●	On August 13, 2021, Chardan consummated its initial public offering of 11,000,000 units, with each unit consisting of one share of Chardan common stock and three-quarters of one warrant to purchase one share of Chardan common stock. On August 18, 2021, the underwriters fully exercised their over-allotment option and Chardan sold an additional 1,650,000 units. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $126,500,000. Simultaneously with the consummation of the Chardan IPO, Chardan consummated the private placement of 4,361,456 warrants at a price of $0.93 per warrant, generating total proceeds of $4,052,000. Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Chardan consummated the sale of an additional 266,402 private warrants at a purchase price of $0.93 per private warrant in a private placement to Holdings, generating gross proceeds of $247,500. Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.
●	Following the consummation of the Chardan IPO, $128,397,500 was deposited into a U.S.-based trust account with Continental Stock Transfer & Trust Company acting as trustee. Except as described in the prospectus for the Chardan IPO, these proceeds will not be released until the earlier of the completion of an initial business combination and Chardan’s redemption of 100% of the outstanding public shares upon its failure to consummate a business combination within the completion window.
●	Dragonfly Energy Corp., a Nevada corporation, which we refer to as “Dragonfly,” is a manufacturer of non-toxic deep cycle lithium-ion batteries that caters to customers in the recreational vehicle, marine vessel and off-grid residence industries. See the sections entitled “Information About Dragonfly,” “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management of New Dragonfly After the Business Combination.”
●	On May 15, 2022, Chardan entered into an Agreement and Plan of Merger with Dragonfly and Merger Sub, which, among other things, provides for Merger Sub to be merged with and into Dragonfly with Dragonfly being the surviving company in the Merger and on July 12, 2022, Chardan entered into the Amendment to the Agreement and Plan of Merger with Dragonfly and Merger Sub to increase the “Base Purchase Price” from $400,000,000 to $415,000,000.
●	Subject to the terms of the Business Combination Agreement, the aggregate consideration to be paid to equityholders of Dragonfly will be equal to the sum of (a) the Aggregate Merger Consideration plus (b) the Earnout Consideration, if any.
●	Pursuant to the PIPE Investment, Chardan has agreed to issue and sell to the Sponsor, and the Sponsor has agreed to buy from Chardan, 500,000 shares of Chardan common stock at a purchase price of $10.00 per share for an aggregate commitment of $5 million. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” for additional information.
●	Pursuant to the Debt Commitment Letter, the Initial Term Loan Lenders have agreed to provide to Dragonfly the $75 million Term Loan on the Closing Date, subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment

Letter. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into the Backstop Commitment Letter with the Backstop Lender, pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the Backstopped Loans (which represent the aggregate amount of the Term Loan to be held by the Chardan Lender on the Closing Date) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.
●	New Dragonfly will also issue to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender the Penny Warrants, exercisable to purchase 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date, and the $10 Warrants, which are exercisable to purchase 1.6 million shares of Dragonfly’s common stock at $10 per share.
●	Pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to, on the terms of and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions.
●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, Chardan’s public stockholders will retain an ownership interest of approximately 6.6% of New Dragonfly, the Term Loan Lenders will own approximately 3.7% of New Dragonfly assuming the exercise of all Penny Warrants, the Sponsor, officers, directors and other holders of Founder Shares will retain an ownership interest of approximately 7.9% of New Dragonfly (including the PIPE Investment), and the Dragonfly stockholders will own approximately 81.8% (excluding the 40,000,000 Earnout Shares) of New Dragonfly. These levels of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and I assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.
●	Chardan management and the Chardan Board considered various factors in determining whether to approve the Business Combination Agreement and the Business Combination contemplated thereby, including the Merger. For more information about the reasons that the Chardan Board considered in determining its recommendation, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.” When you consider the Chardan Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Chardan stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The Chardan Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the Chardan stockholders that they vote “FOR” the proposals presented at the special meeting.
●	At the special meeting, Chardan’s stockholders will be asked to consider and vote on the following proposals:
●	a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in the accompanying proxy statement / prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;
●	a proposal to approve and adopt changes to the certificate of incorporation of Chardan reflected in the third amended and restated certificate of incorporation of Chardan in the form attached hereto as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;
●	a proposal to approve, for purposes of complying with the applicable rules of the Nasdaq, the issuance of shares of Chardan’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility. Please see the section entitled “Proposal No. 3 — The Nasdaq Proposal”;
●	a proposal to approve and adopt the 2022 Plan. A copy of the 2022 Plan is attached to the accompanying proxy statement /prospectus as Annex G. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;
●	a proposal to approve and adopt the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex H, including the authorization of the initial share reserve under the ESPP. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;
●	a proposal to approve and elect seven (7) directors to the New Dragonfly board. Please see the section entitled “Proposal No. 6 — The Director Election Proposal”; and
●	a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this proxy statement and only briefly address some commonly asked questions about the special meeting and the proposals to be presented at the special meeting, including with respect to the proposed business combination. The following questions and answers do not include all the information that is important to Chardan stockholders. Stockholders are urged to carefully read this entire proxy statement, including the Annexes and the other documents referred to herein, to fully understand the proposed business combination and the voting procedures for the special meeting.

Q:	Why am I receiving this proxy statement?
A:

Chardan and Dragonfly have agreed to a business combination under the terms of the Business Combination Agreement that is described in this proxy statement. A copy of the Business Combination Agreement is attached to this proxy statement as Annex A, and Chardan encourages its stockholders to read it in its entirety. Chardan’s stockholders are being asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the transactions contemplated thereby, which, among other things, includes provisions for Merger Sub to be merged with and into Dragonfly with Dragonfly being the surviving company in the Merger as a wholly owned subsidiary of Chardan. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

This proxy statement and its Annexes contain important information about the proposed business combination and the other matters to be acted upon at the special meeting. You should read this proxy statement and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement and its Annexes.

Q:	When and where is the special meeting?
A:

The special meeting will be held on [] at [] Eastern Time at the offices of [] located at []. In light of the COVID-19 pandemic and to protect the health of stockholders of Chardan and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/cnaq/2022 and entering your control number as further explained in the accompanying proxy statement/prospectus. You may also attend the Special Meeting telephonically by dialing within the U.S. and Canada: +1 800-450-7155 (toll free) or outside of the U.S. and Canada: +1 857-999-9155 and when prompted enter the pin 5046958#.

Q:	What are the proposals on which I am being asked to vote at the special meeting?
A:	The stockholders of Chardan will be asked to consider and vote on the following proposals at the special meeting:
1.

a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal”;

2.

a proposal to approve and adopt changes to the certificate of incorporation of Chardan reflected in the third amended and restated certificate of incorporation of Chardan in the form attached hereto as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal”;

3.

a proposal to approve, for purposes of complying with the applicable rules of the Nasdaq, the issuance of shares of Chardan’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility. Please see the section entitled “Proposal No. 3 — The Nasdaq Proposal”;

4.	a proposal to approve and adopt the 2022 Plan. Please see the section entitled “Proposal No. 4 — The Incentive Plan Proposal”;
5.	a proposal to approve and adopt the ESPP. Please see the section entitled “Proposal No. 5 — The ESPP Proposal”;

6.	a proposal to approve and elect seven (7) directors to the New Dragonfly board. Please see the section entitled “Proposal No. 6 — The Director Election Proposal”; and
7.

a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal.”

Chardan will hold the special meeting of its stockholders to consider and vote upon these proposals. This proxy statement contains important information about the proposed business combination and the other matters to be acted upon at the special meeting. Stockholders should read it carefully.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement.

Q:	How will the COVID-19 pandemic impact in-person voting at the special meeting?
A:

In light of the COVID-19 pandemic and to protect the health of stockholders of Chardan and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live webcast.

Q:	Why is Chardan proposing the Business Combination?
A:

Chardan was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On August 13, 2021, Chardan completed its initial public offering of units, with each unit consisting of one share of its Chardan common stock and three-quarters of one warrant to purchase one share of Chardan common stock at a price of $11.50 per whole share.

Simultaneously with the closing of the Chardan IPO, Chardan NexTech 2 Warrant Holdings LLC, a Delaware limited liability company and an affiliate of the Sponsor (“Holdings”), purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per warrant ($4,052,000 in the aggregate). Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Holdings purchased an additional 266,402 private warrants at a purchase price of $0.93 per private warrant. Each private warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

On August 18, 2021, in connection with the underwriters’ election to fully exercise their over-allotment option, Chardan sold an additional 1,650,000 units. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $16,500,000. A total of $16,747,500, comprised of the proceeds of the sale of the units and the private warrants, in connection with the underwriters full exercise of their over-allotment option, was placed in the trust account.

On August 5, 2022, in connection with the Charter Amendment, 9,556,652 shares of Chardan common stock were redeemed, resulting in the distribution of $97,194,949.68 from the Trust Account to the redeeming stockholders. Following such redemptions, approximately $31,460,578.86 million remains in the Trust Account and 6,255,848 shares of Common Stock will remain issued and outstanding.

On August 8, 2022, Chardan announced that it was extending the time available to the Company to consummate its initial business combination for an additional one (1) month from August 13, 2022 to

September 13, 2022 (“Extension No. 1”). Extension No. 1 provides the Company with additional time to complete its proposed business combination with Dragonfly. Extension No. 1 is the first of up to three (3) one-month extensions permitted under the Company’s Second A&R Charter.

Simultaneously with the closing of the exercise of the over-allotment option, we consummated the sale of 266,402 warrants (the “Over-Allotment Private Warrants”) at a purchase price of $0.93 per Over-Allotment Private Warrant in a private placement to Holdings, generating gross proceeds of $247,500. Since the Chardan IPO, Chardan’s activity has been limited to the evaluation of business combination candidates.

Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.

Dragonfly is a manufacturer of non-toxic deep cycle lithium-ion batteries that caters to customers in the recreational vehicle (“RV”), marine vessel and off-grid residence industries, with disruptive solid-state cell technology currently under development. See the sections entitled “Information About Dragonfly,” “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Result of Operations” and “Management of New Dragonfly After The Business Combination”

The Chardan Board considered the results of the due diligence review of Dragonfly’s business, including its current prospects for growth in executing upon and achieving its business plan. As a result, Chardan believes that a business combination with Dragonfly will provide Chardan’s stockholders with an opportunity to participate in the ownership of a company with significant growth potential. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Chardan Board’s Reasons for Approval of the Business Combination.”

Q:	Why is Chardan providing stockholders with the opportunity to vote on the Business Combination?
A:

Under our current certificate of incorporation, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing.

Q:	Why is Chardan proposing the Nasdaq Proposal?
A:

Assuming a $10.15 share price, we may issue up to an aggregate of 100,591,541 shares of Chardan common stock, representing up to 1608% of the shares of common stock outstanding on the date of this proxy statement, in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility. Nasdaq Listing Rule 5635(a) requires stockholder approval of certain transactions that result in the issuance of 20% or more of a company’s outstanding voting power or shares of common stock outstanding before the issuance of stock or securities. Because we may issue 20% or more of our outstanding voting power and outstanding common stock in connection with the Business Combination, we are required to obtain stockholder approval of such issuances pursuant to the Nasdaq Listing Rules. The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal at the special meeting.

Q:	What will happen in the Business Combination?
A:

Pursuant to the Business Combination Agreement, and upon the terms and subject to the conditions set forth therein, Chardan will acquire Dragonfly in a transaction we refer to as the Business Combination.

At the Closing, among other things, Merger Sub will merge with and into Dragonfly with Dragonfly being the surviving company in the Merger as a wholly owned subsidiary of Chardan. As a result of the Merger, at the Closing, Chardan will own 100% of the outstanding common stock of Dragonfly and each share of common stock of Dragonfly will have been cancelled and converted into the right to receive a portion of the Merger consideration.

Q:	Following the Business Combination, will Chardan’s securities continue to trade on a stock exchange?
A:

Yes. We intend to apply to continue the listing of New Dragonfly’s common stock and public warrants on Nasdaq. In connection with the Business Combination, Chardan will change its name to Dragonfly Energy Holdings Corp. and its common stock and warrants will begin trading on the Nasdaq under the symbols “DFLI” and “DFLIW”, respectively. As a result, our publicly traded units will separate into the component securities upon consummation of the Business Combination and will no longer trade as a separate security.

Q:	How will the holders of Chardan’s units be impacted by the Business Combination?
A:

As part of the Chardan IPO and the underwriters’ exercise of their over-allotment option, Chardan issued 12,650,000 units, each consisting of one share of common stock and three-quarters of one warrant to purchase one share of common stock, which currently trade on the Nasdaq under the symbol “CNTQU”. As of the consummation of the Business Combination, Chardan’s outstanding units will be mandatorily separated into their component parts — one share of common stock and three-quarters of one warrant to purchase one share of common stock — and the units will cease trading. As a result, following the Business Combination each unitholder’s account, in lieu of units, will reflect ownership of the number of shares of common stock and warrants underlying such holder’s units. If any unitholder would, upon such separation, be entitled to receive a fractional interest in a warrant, the number of warrants the holder will be entitled to receive will be rounded down to the nearest whole number of warrants.

Q:	How will the Business Combination impact the shares of Chardan outstanding after the Business Combination?
A:

As a result of the Business Combination and the consummation of the transactions contemplated by the Business Combination Agreement and the related agreements, including, without limitation, the PIPE Investment, the amount of common stock outstanding will increase to 44,945,539 shares of Chardan common stock (assuming that no additional shares of Chardan common stock are elected to be redeemed by Chardan stockholders and excluding the Earnout Shares). Additional shares of New Dragonfly common stock may be issuable in the future as a result of the issuance of additional shares that are not currently outstanding, including issuance of shares of New Dragonfly common stock upon exercise of the warrants (including the Chardan public warrants, Chardan private warrants and Term Loan Lender Warrants), pursuant to the Equity Facility and upon exercise of options exercisable by the Dragonfly equityholders from time to time after the Business Combination. The issuance and sale of such shares in the public market could adversely impact the market price of Chardan common stock, even if its business is doing well. Pursuant to the 2022 Plan, a copy of which is attached to this proxy statement as Annex G, following the Closing and subject to the approval of the applicable award agreements by the board of directors of the post-combination entity (or a committee thereof), Chardan may initially grant a number of shares of Chardan common stock equal to 4% of the outstanding shares of Chardan common stock determined on a fully diluted basis as of the Closing.

Q:	Will the management of Dragonfly change in the Business Combination?
A:	Upon consummation of the Business Combination it is expected that the current directors and officers of Dragonfly will continue as directors and officers of New Dragonfly.
Q:	What are the interests of Chardan’s directors and officers in the Business Combination?
A:

In considering the recommendation of the Chardan Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, those of Chardan stockholders generally. In particular:

●	None of Chardan’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.
●	Each of Chardan’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.
●	Mr. Grossman is the sole member of Sponsor and Holdings. Mr. Grossman is the Chief Executive Officer of, and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking of, Chardan Capital Markets, an affiliate of the Sponsor. Mr. Grossman and Mr. Propper are also members of the board of directors of Chardan Capital Markets. Mr. Grossman is also the managing member of Chardan International Investments, LLC, an affiliate of the Sponsor.
●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, the Sponsor, officers, directors and other affiliates and holders of Founder Shares will own approximately 7.9% of New Dragonfly (including the PIPE Investment). This level of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.
●	If the Business Combination or another business combination is not consummated by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents), Chardan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Chardan Capital Markets would also not be entitled to receive the fees described below in such an event.
●	On July 23, 2020, the Sponsor purchased 1,000,000 shares of common stock of Chardan for an aggregate purchase price of $25,000. On March 4, 2021, Chardan effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of common stock being held by the Sponsor (an affiliate of Chardan Capital Markets). On August 10, 2021, Chardan effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus the Founder Shares are no longer subject to forfeiture. Such shares had an aggregate market value of approximately $32,067,750 based upon the closing price of $10.14 per share on the Nasdaq on July 19, 2022. In May and June 2021, the Sponsor transferred 20,000 Founder Shares to each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins in consideration for serving as a Chardan independent director.
●	Pursuant to the terms of the Business Combination Marketing Agreement Chardan engaged Chardan Capital Markets, an affiliate of Sponsor, as an advisor in connection with its business combination. Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.
●	Simultaneously with the closing of the Chardan IPO, Holdings (an affiliate of Sponsor and Chardan Capital Markets) purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per private warrant ($4,052,000 in the aggregate). Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Holdings purchased an additional 266,402 private warrants at a purchase price of $0.93 per private warrant. Each private warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share. The proceeds from the private warrants were added to the proceeds from the Chardan IPO to be held in the Trust Account. The private warrants had an aggregate market value of $1,156,964.50 based upon the closing price of approximately $0.25 per share on the Nasdaq on July 19, 2022. The private warrants will become worthless if Chardan does not consummate a business combination by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents).
●	Perry Boyle, current director of Chardan, will become a director of New Dragonfly after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the post-combination board of directors determines to pay to its executive and non-executive directors.
●	If Chardan is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan for services rendered or contracted for or products sold to Chardan. If Chardan consummates an initial business combination, on the other hand, Chardan will be liable for all such claims.
●	Chardan’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Chardan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Chardan fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, Chardan may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.
●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.
●	In connection with the Business Combination, Chardan and the Sponsor, an affiliate of Chardan Capital Markets, entered into the Subscription Agreement, which provides for the Sponsor to purchase an aggregate of 500,000 shares of Chardan common stock upon the terms as set forth in the Subscription Agreement. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to and on the terms of the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions. Further, New Dragonfly will agree to issue Equity Facility Commitment Shares having a value of $1 million determined based on the applicable trading price at the time of issuance to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Equity Facility Letter Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Pursuant to the Debt Commitment Letter, the Chardan Lender has agreed to provide 60% of the commitment with respect to the Term Loan on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into the Backstop Commitment Letter with the Backstop Lender. The Chardan Lender is entitled to payment of fees in connection with the Term Loan pursuant to the fee letter entered into in connection with the Debt Commitment Letter, but, in accordance with the terms of the Backstop Commitment Letter,such fees are to be paid to the Backstop Lenders on the Closing Date. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the Chardan IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Dragonfly common stock trades below the price paid for the units in the Chardan IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.
●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating Chardan.
●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.
Q:	What interests do Dragonfly’s current officers and directors have in the Business Combination?
A:	Certain officers and directors of Dragonfly have interests in the Business Combination that are different from, or in addition to, those of Chardan stockholders generally. In particular:
●	In connection with the Business Combination, based on the Minimum Cash Balance after fees at closing, Mr. Denis Phares and Sean Nichols, Dragonfly’s co-founders and its Chief Executive Officer and Chief Operating Officer, respectively, are each entitled to a transaction cash bonus. The bonus amount ranges from (i) 5% of the exercise proceeds from the exercise of Chardan’s public warrants (split evenly between them) to (ii) $4,000,000 each. Assuming maximum redemptions and minimum redemptions of Chardan stock, respectively, Mr. Phares and Nichols would (i) receive a cash bonus tied to future public warrant exercises and (ii) $4,000,000 each. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”
●	As an inducement to hire Mr. John Marchetti as Dragonfly’s Chief Financial Officer, Dragonfly loaned Mr. Marchetti $350,000 to repay amounts owed by him to his former employer and entered into a related Promissory Note with a maturity of March 1, 2026. In consideration of the Business Combination and Dragonfly’s obligations as a publicly traded company, Dragonfly forgave all amounts owed under the Promissory Note effective March 2022.
Q:	What equity stake will current stockholders of Chardan and Dragonfly hold in the New Dragonfly after the closing?
A:

It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, Chardan’s public stockholders will retain an ownership interest of approximately 6.6% of New Dragonfly, the Term Loan Lenders will own approximately 3.7% of New Dragonfly assuming the exercise of all Penny Warrants, the Sponsor, officers, directors and other holders of Founder Shares will retain an ownership interest of approximately 7.9% of New Dragonfly (including the PIPE Investment), and the Dragonfly stockholders will own approximately 81.8% (excluding the 40,000,000 Earnout Shares) of New Dragonfly. These levels of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) include the impact of the redemption of 9,556,652 Chardan ordinary shares in connection with the Charter Amendment and assume that no additional Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable. See the section entitled “Proposal No. 4 — The Incentive Plan Proposal” for additional information on the Dragonfly Incentive Plan and the 2022 Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Chardan stockholders will be different.

The following table illustrates varying ownership levels in New Dragonfly, assuming consummation of the Business Combination and minimum redemptions by Chardan public stockholders, 10% redemption by Chardan public stockholders, 50% redemption by Chardan public stockholders, 75% redemption by Chardan public stockholders and the maximum redemptions by Chardan public stockholders:

	Minimum		10%		50%		75%		Maximum
	Redemptions(1)%		Redemption(2)%		Redemption(3)%		Redemption(4)%		Redemption(5)%
Dragonfly existing shareholders(6)(7)	38,189,691	81.8%	38,189,691	82.4%	38,189,691	84.8%	38,189,691	86.3%	38,189,691	87.9%
Chardan existing public stockholders(8)(9)	3,093,348	6.6%	2,784,013	6.0%	1,546,674	3.4%	773,337	1.7%	—	—%
Initial Stockholders(10)(11)	3,662,500	7.9%	3,662,500	7.9%	3,662,500	8.1%	3,662,500	8.3%	3,662,500	8.4%
Term Loan Lender(12)(13)	1,708,901	3.7%	1,697,361	3.7%	1,651,199	3.7%	1,622,348	3.7%	1,593,498	3.7%
Pro forma Common Stock(14)	46,654,440	100.0%	46,333,565	100.0%	45,050,064	100.0%	44,247,876	100.0%	43,445,689	100.0%
(1)	Assumes that no additional Chardan public stockholders are redeemed.
(2)

Assumes that 309,335 Chardan public shares are redeemed for aggregate redemption payments of approximately $3,166,058, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(3)

Assumes that 1,546,674 Chardan public shares are redeemed for aggregate redemption payments of approximately $15,830,290, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(4)

Assumes that 2,320,011 Chardan public shares are redeemed for aggregate redemption payments of approximately $23,745,434, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(5)

Assumes that 3,093,348 Chardan public shares are redeemed for aggregate redemption payments of approximately $31,660,579, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(6)

Excludes 40,000,000 Earnout Shares payable in three tranches subject to achievement of specified financial information milestones for 2023 or post-Closing trading price milestones for New Dragonfly Common Stock and assumes that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan.

(7)	Includes shares of Dragonfly common stock issued pursuant to the THOR Investment.
(8)	Excludes 9,487,500 shares of Common Stock underlying the Public Warrants.
(9)	Reflects the redemption of 9,556,652 public shares in connection with the Charter Amendment.
(10)

Excludes 4,627,858 shares of Common Stock underlying the Private Warrants. Additionally, the Sponsor has agreed that the Private Warrants may not be exercised to the extent an affiliate of the Sponsor is deemed, or it would cause such affiliate to be deemed to beneficially own, more than 7.5% of the New Dragonfly Common Stock.

(11)

Includes 500,000 shares of Common Stock purchased by the Sponsor pursuant to the PIPE Subscription Agreement and 3,162,500 outstanding founder shares. The 3,162,500 outstanding founder shares include 3,052,500 founder shares held by the Sponsor and 110,000 founder shares held by officers and directors of Chardan. Please see the section titled “Beneficial Ownership of Securities.”

(12)

Assumes the exercise and conversion of the Penny Warrants into common stock due to their nominal exercise price. The Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares of Common Stock post closing. For purposes of such calculation, ownership of Common Stock “on a fully diluted basis” includes (i) all outstanding Common Stock, (ii) shares of Common Stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to Common Stock on an as-converted to Common Stock basis, and (iii) all shares of Common Stock subject to outstanding options.

(13)	Excludes 1,600,000 shares of Common Stock underlying the $10 Warrants.
(14)	Excludes shares of Common Stock issuable pursuant to the Equity Facility after Closing.

The following table illustrates ownership levels in New Dragonfly across varying redemption levels, assuming consummation of the Business Combination and taking into consideration all potentially dilutive securities, which are comprised of: (a) $10 Warrants, (b) shares issuable in connection with outstanding Dragonfly options, (c) shares available for issuance pursuant to the 2022 Plan, (d) Chardan public and private warrants, and (e) Earnout Shares.

	Minimum Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		Maximum Redemption(5)%
Dragonfly existing shareholders(6)	85,382,139	77.9%	85,327,439	78.2%	85,108,789	79.1%	84,972,039	79.6%	84,835,389	80.2%
Chardan existing public stockholders(7)(8)	12,580,848	11.5%	12,271,513	11.2%	11,034,174	10.2%	10,260,837	9.6%	9,487,500	9.0%
Initial Stockholders(9)(10)	8,290,358	7.6%	8,290,358	7.6%	8,290,358	7.7%	8,290,358	7.8%	8,290,358	7.8%
Term Loan Lender(11)	3,308,901	3.0%	3,297,361	3.0%	3,251,199	3.0%	3,222,348	3.0%	3,193,498	3.0%
Pro forma fully diluted Common Stock(12)	109,562,246	100.0%	109,186,671	100.0%	107,684,520	100.0%	106,745,582	100.0%	105,806,745	100.0%
(1)	Assumes that no additional Chardan public stockholders are redeemed.
(2)

Assumes that 309,335 Chardan public shares are redeemed for aggregate redemption payments of approximately $3,166,058, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(3)

Assumes that 1,546,674 Chardan public shares are redeemed for aggregate redemption payments of approximately $15,830,290, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(4)

Assumes that 2,320,011 Chardan public shares are redeemed for aggregate redemption payments of approximately $23,745,434, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(5)

Assumes that 3,093,348 Chardan public shares are redeemed for aggregate redemption payments of approximately $31,660,579, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(6)

Includes (i) 38,189,691 shares of Common Stock issued at Closing and inclusive of the THOR Investment, (ii) 40,000,000 Earnout Shares payable in three tranches subject to achievement of specified financial information milestones for 2023 or post-Closing trading price milestones for New Dragonfly Common Stock, (iii) shares issuable in connection with outstanding Dragonfly options, and (iv) shares initially available for issuance pursuant to the 2022 Plan. The shares available for issuance pursuant to the 2022 Plan is assumed to be 4% of fully-diluted shares of Common Stock at Closing resulting in a varying number of fully-diluted shares of Common Stock owned by Dragonfly existing shareholders across the varying redemption scenarios.

(7)	Includes 9,487,500 shares of Common Stock underlying the public warrants.
(8)	Reflects the redemption of 9,556,652 public shares in connection with the Charter Amendment.
(9)

Includes 3,162,500 Founder Shares, 4,627,858 private warrants and 500,000 shares of Common Stock purchased by the Sponsor pursuant to the PIPE Subscription Agreement. Although the shares underlying the Private Warrants are included, the Sponsor has agreed that the Private Warrants may not be exercised to the extent an affiliate of the Sponsor is deemed to beneficially own, or it will cause such affiliate to be deemed, to beneficially own, more than 7.5% of the New Dragonfly Common Stock.

(10)

Total of 3,162,500 outstanding Founder Shares includes 3,052,500 Founder Shares held by the Sponsor, and 110,000 Founder Shares held by officers and directors of Chardan. Please see the section titled “Beneficial Ownership of Securities.”

(11)

Assumes the exercise and conversion of the Penny Warrants and the $10 Warrants into Common Stock. The Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares of Common Stock at Closing. For purposes of such calculation, ownership of Common Stock “on a fully diluted basis” includes (i) all outstanding Common Stock, (ii) shares of Common Stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to Common Stock on an as-converted to Common Stock basis, and (iii) all shares of Common Stock subject to outstanding options. The $10 Warrants are exercisable for 1,600,000 shares of Common Stock.

(12)	Excludes shares of common stock issuable pursuant to the Equity Facility after Closing.
Q:	Will Chardan obtain new financing in connection with the Business Combination?
A:

Yes. Chardan has entered into the Subscription Agreement, under which it agreed to issue and sell to the Sponsor, and the Sponsor has agreed to buy from Chardan, 500,000 shares of Chardan common stock at a purchase price of $10.00 per share for an aggregate commitment of $5 million. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” for additional information. Chardan and Dragonfly have also entered into the Debt Commitment Letter, pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly the $75 million Term Loan. The Initial Term Loan Lenders’ obligations to provide such financing are subject to a number of specified conditions set forth in the Debt Commitment Letter. In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to and on the terms of the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions. For more information, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Equity Facility Letter Agreement.”

Q:	What conditions must be satisfied to complete the Business Combination?
A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by the Chardan stockholders of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.”

Q:	What happens if I sell my shares of Chardan common stock before the special meeting?
A:

The record date for the special meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Chardan common stock after the record date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the special meeting. However, you will not be able to seek redemption of your shares of Chardan common stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of Chardan common stock prior to the record date, you will have no right to vote those shares at the special meeting or redeem those shares for a pro rata portion of the proceeds held in our trust account.

Q:	What constitutes a quorum at the special meeting?
A:

A majority of the voting power of all issued and outstanding shares of common stock entitled to vote as of the record date at the special meeting must be present in person, via the virtual meeting platform, or represented by proxy, at the special meeting to constitute a quorum and in order to conduct business at the special meeting. Abstentions will be counted as present for the purpose of determining a quorum. As of the record date for the special meeting, no shares of our common stock would be required to be present at the special meeting to achieve a quorum.

Q:	What vote is required to approve the proposals presented at the special meeting?
A:

The approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal and the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposals.

The approval of the Director Election Proposal requires the vote by a plurality of the shares of the Common Stock present at the special meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Director Election Proposal will have no effect on the vote for this proposal.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of Chardan’s outstanding shares of common stock. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

Q:	How many votes do I have at the special meeting?
A:

Our stockholders are entitled to one vote on each proposal presented at the special meeting for each share of common stock held of record as of August 11, 2022, the record date for the special meeting. As of the close of business on the record date, there were 6,255,848 outstanding shares of Chardan common stock.

Q:	Did the Chardan Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A:

Chardan retained Duff & Phelps as its financial advisor in connection with the Business Combination. In connection with this engagement, the Chardan Board requested that Duff & Phelps evaluate the fairness, from a financial point of view, of the consideration to be paid by Chardan to the Dragonfly shareholders. Duff & Phelps delivered a written fairness opinion to the Chardan Board dated May 13, 2022, in which it concluded that, as of such date and based upon and subject to the assumptions made, scope of analysis considered, matters evaluated and other qualifications and limitations set forth therein, the consideration to be paid by Chardan to the Dragonfly shareholders was fair to Chardan, from a financial point of view. See the section of this proxy statement/prospectus entitled “Fairness Opinion of Duff & Phelps.”

Q:	Do I have redemption rights?
A:

If you are a holder of public shares, you have the right to demand that Chardan redeem such shares for a pro rata portion of the cash held in Chardan’s trust account. We sometimes refer to these rights to demand redemption of the public shares as “redemption rights.”

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 20% of the public shares. Accordingly, all public shares in excess of 20% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed.

Under Chardan’s current certificate of incorporation, the Business Combination may be consummated only if Chardan has at least $5,000,001 of net tangible assets after giving effect to all holders of public shares that properly demand redemption of their shares for cash.

Q:	How do I exercise my redemption rights?
A:

If you are a holder of public shares and wish to exercise your redemption rights, you must demand that Chardan redeem your shares in cash no later than the second business day preceding the vote on the Business Combination Proposal by delivering your stock to the Transfer Agent physically or electronically using the Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system prior to the vote at the special meeting. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a full pro rata portion of the amount then in the trust account (which, for illustrative purposes, was approximately $31,660,579, or approximately $10.24 per share, as of August 11, 2022). Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly upon consummation of the Business Combination. However, under

Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of Chardan’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the special meeting. If you deliver your shares for redemption to the Transfer Agent and later decide prior to the special meeting not to elect redemption, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the special meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the transfer agent prior to the vote at the special meeting.

If a holder of public shares properly demands their shares be redeemed as described above, then, if the Business Combination is consummated, Chardan will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of Chardan common stock for cash.

Q:	Do I have appraisal rights if I object to the proposed business combination?
A:	Neither Chardan stockholders nor its unit or warrant holders, solely in their capacity as unit or warrant holders, have appraisal rights in connection with the Business Combination under the DGCL.

Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

Q:	What happens to the funds deposited in the trust account after consummation of the Business Combination?
A:

The net proceeds of the Chardan IPO and its related transactions (including the exercise of the underwriters’ overallotment option and the sale of private warrants to the Sponsor affiliate), a total of $128,397,500, were placed in the trust account immediately following the Chardan IPO and such related transactions. A portion of the funds in the trust account may be used to pay holders of the public shares who exercise redemption rights prior to the consummation of the Business Combination. After the consummation of the Business Combination, the funds in the trust account will be released to the Company and used to pay fees and expenses incurred in connection with the Business Combination and for working capital purposes of New Dragonfly.

Please see the section entitled “Proposal No. 1 — The Business Combination — Sources and Uses for the Business Combination” for additional information.

Q:	What happens if a substantial number of public stockholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A:

Chardan’s public stockholders may vote in favor of the Business Combination Proposal and still exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. Notwithstanding the foregoing, under Chardan’s current certificate of incorporation, the Business Combination may be consummated only if Chardan has at least $5,000,001 of net tangible assets after giving effect to all redemptions by holders of public shares that properly demand redemption of their shares for cash.

Q:	What happens if the Business Combination is not consummated?
A:

If Chardan does not complete the Business Combination with Dragonfly for whatever reason, Chardan would search for another target business with which to complete an initial business combination. If Chardan does not complete a business combination with Dragonfly or another target business by August 13, 2022, or as extended by the Insiders up to two times by an additional three months each time (to February 13, 2023 for a total of up to 18 months to complete a business combination), Chardan must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to (a) the aggregate amount then on deposit in the trust account, including interest earned and not previously released to us for Chardan’s working capital requirements as well as to pay Chardan’s taxes, divided by (b) the number of then-outstanding public shares, subject to applicable law and certain conditions. Purusant to a letter agreement among Chardan, the Sponsor and the Insiders in connection with the Chardan IPO, the Sponsor and the Insiders have no redemption rights in the event an initial business combination is not effected in the completion window and, accordingly, their Founder Shares will be worthless. Pursuant to the Subscription Agreement, the Sponsor may purchase shares of Chardan common stock in the open market and reduce (i) its purchase price under the Subscription Agreement by the per share redemption amount received by public stockholders who elect to redeem their shares of Chardan common stock prior to the closing of the Business Combination and (ii) the number of shares of Chardan common stock it subscribed for under the Subscription Agreement by an amount equal to the number of shares of Chardan common stock the Sponsor purchased in the open market and not redeemed. Pursuant to the Sponsor Support Agreement, the Sponsor has also agreed to waive redemption rights with respect to any shares purchased in the open market. No specific consideration was ascribed to the waiver of redemption rights in the Sponsor Support Agreement. Additionally, in the event of such liquidation, there will be no distribution with respect to Chardan’s outstanding warrants. Accordingly, the warrants will be worthless.

Q:	How do the Sponsor and Insiders intend to vote on the proposals?
A:

The Sponsor and the Insiders collectively own of record and are entitled to vote an aggregate of approximately 50.6% of the outstanding shares of Chardan common stock as of the record date. The Sponsor and the Insiders have agreed to vote any Founder Shares and any public shares held by them as of the record date in favor of the Business Combination. The Sponsor and Insiders may have interests in the Business Combination that may conflict with your interests as a stockholder. See the sections entitled “Summary of the Proxy Statement — Interests of Certain Persons in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Q:	What are the factors that the Chardan Board considered when determining to enter into the Business Combination Agreement and its rationale for approving the transactions?
A:

The Chardan Board considered a number of factors that are generally supportive of the Business Combination, including, without limitation, Dragonfly’s development of potentially disruptive technology, the experience possessed by Dragonfly’s officers regarding solid-state and lithium technologies, the fairness opinion of Duff and Phelps and Chardan’s management’s financial analysis and Chardan’s officers’ consultation with technical experts. The Chardan Board also considered a variety of uncertainties and risks, including, without limitation, the possibility that the potential benefits of the Business Combination may not achieved, the conflicts of Chardan’s directors and officers in the Business Combination and the fact that the Business Combination Agreement includes exclusivity restrictions. The Chardan Board concluded that the potential benefits outweighed the potentially negative factors and therefore recommends the approval of the Business Combination. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Chardan Board’s Reasons for Approval of the Business Combination.”

Q:	When do you expect the Business Combination to be completed?
A:

It is currently anticipated that the Business Combination will be consummated promptly following the special meeting which is set for [●], subject to the satisfaction of customary closing conditions; however, such meeting could be postponed or adjourned, as described above. For a description of the conditions to the completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing.”

Q:	What do I need to do now?
A:

Chardan urges you to read carefully and consider the information contained in this proxy statement, including the Annexes, and to consider how the Business Combination will affect you as a stockholder, unit holder and/or warrant holder of Chardan. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card, or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or other nominee.

Q:	How do I vote?
A:	The special meeting will be held at [●] Eastern Time, on [●].

If you are a holder of record of Chardan common stock on August 11, 2022, the record date for the meeting, you may submit your proxy in any of the follow ways:

●	use the toll-free number shown on your proxy card;
●	visit the website shown on your proxy card to vote via the Internet; or
●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a Chardan stockholder of record as of the record date , you may also cast your vote virtually at the Special Meeting.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or obtain a proxy from your broker, bank or nominee.

Q:	If I am not going to attend the special meeting virtually, should I submit my proxy card instead?
A:

Yes. Whether you plan to attend the special meeting or not, please read the enclosed proxy statement carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the special meeting. If you do not provide instructions with your proxy, your broker, bank or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	How will a broker non-vote impact the results of each proposal?
A:	Broker non-votes will count as a vote “AGAINST” the Charter Proposal but will not have any effect on the outcome of any other proposals.
Q:	May I change my vote after I have mailed my signed proxy card?
A:

Yes. Stockholders of record may send a later-dated, signed proxy card to the Transfer Agent at the address set forth at the end of this section so that it is received prior to the vote at the special meeting or attend the special meeting and vote. Stockholders also may revoke their proxy by sending a notice of revocation to the Transfer Agent, which must be received prior to the vote at the special meeting.

Q:	What happens if I fail to take any action with respect to the special meeting?
A:

If you fail to take any action with respect to the special meeting and the Business Combination is approved by stockholders, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement. If you fail to take any action with respect to the special meeting and the Business Combination is not approved, we will not consummate the Business Combination.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A:

Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the special meeting.

Q:	What should I do if I receive more than one set of voting materials?
A:

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Chardan common stock.

Q:	Who can help answer my questions?
A:	If you have questions about the Business Combination or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Chardan NexTech Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

Tel: (646) 465-9001

You may also contact the proxy solicitor for Chardan at:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor,

South Tower,

Stamford, CT 06902

Individuals call toll-free: 800-662-5200

Banks and brokers call: 203-658-9400

Email: CNTQ.info@investor.morrowsodali.com

To obtain timely delivery, our stockholders must request any additional materials no later than five business days prior to the special meeting. You may also obtain additional information about Chardan from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your stock (either physically or electronically) to the Transfer Agent at the address below no later than the second business day prior to the originally scheduled date of the special meeting. See the section entitled “Special Meeting of Chardan Stockholders — Redemption Rights.”

If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, New York 10004

Attention: Mark Zimkind

Email: mzimkind@continentalstock.com

Q:	Who will solicit and pay the cost of soliciting proxies?
A:

The Chardan Board is soliciting your proxy to vote your shares of Chardan common stock on all matters scheduled to come before the special meeting. We will pay the cost of soliciting proxies for the special meeting. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. We will pay Morrow Sodali LLC a fee of $27,500. We will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Chardan common stock for their expenses in forwarding soliciting materials to beneficial owners of Chardan common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:

It is expected that a holder of public shares that exercises its redemption rights to receive cash from the trust account in exchange for public shares will generally be treated as selling such public shares. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of public shares that such holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “U.S. Federal Income Tax Considerations.”

SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the special meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Annexes and other documents referred to herein. The Business Combination Agreement is the legal document that governs the Business Combination. It is also described in detail in this proxy statement in the section entitled “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement.”

Unless otherwise specified, all share calculations (a) exclude the impact of the shares of Chardan common stock underlying warrants, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account and (c) assume that no shares are issued pursuant to the 2022 Plan.

The Parties

Chardan

Chardan NexTech Acquisition 2 Corp. is a blank check company formed under the laws of Delaware on June 23, 2020. Chardan was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On August 13, 2021, Chardan closed its initial public offering of 11,000,000 units, with each unit consisting of one share of its common stock and three-quarters of one warrant to purchase one share of its common stock at a purchase price of $11.50 per share, subject to adjustment as provided in Chardan’s final prospectus filed with the SEC on August 5, 2021 (File No. 333-254010). On August 18, 2021, the underwriters fully exercised their over-allotment option and purchased 1,650,000 additional units. At $10.00 per unit, the units from the Chardan IPO and exercise of the underwriters’ over-allotment option generated total gross proceeds of $126,500,000.

Simultaneously with the consummation of the Chardan IPO, Chardan consummated the private sale of 4,361,456 warrants at $0.93 per warrant for an aggregate purchase price of $4,052,000. Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Chardan consummated the sale of an additional 266,402 private warrants at a purchase price of $0.93 per private warrant in a private placement to Holdings, generating gross proceeds of $247,500. A total of $128,397,500 was deposited into the trust account and the remaining net proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The Chardan IPO was conducted pursuant to a registration statement on Form S-1 that became effective on August 10, 2021. As of August 11, 2022, there was approximately $31,660,579 held in the trust account.

On August 5, 2022, in connection with the Charter Amendment, 9,556,652 shares of Chardan common stock were redeemed, resulting in the distribution of $97,194,949.68 from the Trust Accounting to the redeeming stockholders.

On August 8, 2022, Chardan announced that it was extending the time available to the Company to consummate its initial business combination for an additional one (1) month from August 13, 2022 to September 13, 2022 (“Extension No. 1”). Extension No. 1 provides the Company with additional time to complete its proposed business combination with Dragonfly. Extension No. 1 is the first of up to three (3) one-month extensions permitted under the Company’s Second A&R Charter.

Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.

Chardan’s units, common stock and warrants are listed on the Nasdaq under the symbols “CNTQU,” “CNTQ” and “CNTQW,” respectively.

The mailing address of Chardan’s principal executive office is 17 State Street, 21st Floor, New York, NY 10004. Its telephone number is (646) 465-9000. After the consummation of the Business Combination, its principal executive office will be that of Dragonfly.

Merger Sub

Merger Sub is a wholly owned subsidiary of Chardan formed solely for the purpose of effectuating the Merger described herein (“Merger Sub”). Merger Sub was incorporated under the laws of Nevada as a corporation on May 10, 2022. Merger Sub owns no material assets and does not operate any business.

The mailing address of Merger Sub’s principal executive office is 17 State Street, 21st Floor, New York, NY 10004. Its telephone number is (646) 465-9000. After the consummation of the Business Combination, Merger Sub will cease to exist as a separate legal entity.

Dragonfly

Dragonfly, which was originally formed on October 15, 2012 as Dragonfly Energy LLC, a Nevada limited liability company, converted into a Nevada corporation by filing articles of conversion and articles of incorporation under the laws of Nevada on April 11, 2016. Dragonfly is based in Reno, Nevada and is a manufacturer of non-toxic deep cycle lithium-ion batteries that caters to customers in the recreational vehicle (“RV”), marine vessel and off-grid residence industries, with disruptive solid-state cell technology currently under development. Dragonfly believes that green energy is more than just a trend. Dragonfly’s goal is to develop technology to deliver environmentally impactful solutions for energy storage to everyone globally. Dragonfly believes that the innovative design of our lithium-ion batteries is ideally suited for the demands of modern customers who rely on consumer electronics, connected devices and smart appliances that require continuous, reliable electricity, regardless of location. Dragonfly has a dual-brand strategy, Dragonfly Energy (“Dragonfly Energy”) and Battle Born Batteries (“Battle Born”). Battle Born branded products are primarily sold direct to consumers, while the Dragonfly Energy brand is primarily sold to original equipment manufacturers (“OEMs”). Dragonfly’s principal executive office is 1190 Trademark Dr. #108, Reno, Nevada 89521. Its telephone number is (775) 622-3448.

Emerging Growth Company

Chardan is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find Chardan’s securities less attractive as a result, there may be a less active trading market for Chardan’s securities and the prices of its securities may be more volatile or otherwise impacted.

New Dragonfly could remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of the Chardan IPO. However, if (a) New Dragonfly’s total annual gross revenue exceed $1.07 billion, (b) New Dragonfly is deemed to be a large accelerated filer, which means the market value of New Dragonfly common stock that is held by non-affiliates exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter, or (c) New Dragonfly’s non-convertible debt issued within a three-year period exceeds $1.0 billion, New Dragonfly would cease to be an emerging growth company as of the following fiscal year. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Business Combination Proposal

As discussed elsewhere in this proxy statement/prospectus, Chardan is asking its stockholders to approve the Business Combination Agreement, pursuant to which, among other things, on the Closing Date, Merger Sub will merge with and into Dragonfly, with Dragonfly as the surviving company in the Merger and, after giving effect to such Merger, Dragonfly will be a wholly owned subsidiary of Chardan. The Aggregate Merger Consideration to be received by equityholders of Dragonfly as of immediately prior to the Closing will be 41,500,000 shares of Chardan common stock (at a deemed value of $10.00 per share) or, as applicable, shares underlying options based on Dragonfly common stock. The portion of the Aggregate Merger Consideration reflecting the conversion of the Dragonfly options is calculated assuming that all New Dragonfly options are net-settled. With respect to the New Dragonfly options received in respect of Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, up to 3,474,256 additional shares of New Dragonfly common stock may be issued. Dragonfly stockholders will also have the contingent right to receive up to

40,000,000 Earnout Shares. For further details, see “Business Combination Proposal — Consideration to Dragonfly Holders in the Business Combination.”

The Earnout Shares (up to 40,000,000 shares) will be issued, if at all, to the Dragonfly stockholders in three tranches. The first tranche of 15,000,000 shares is issuable if New Dragonfly’s 2023 total audited revenue is equal to or greater than $250,000,000 and New Dragonfly’s 2023 audited operating income is equal to or greater than $35,000,000. The second tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $22.50 on or prior to December 31, 2026, and the third tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $32.50 on or prior to December 31, 2028. To the extent not previously earned, the second tranche is issuable if the $32.50 price target is achieved by December 31, 2028 (such shares, together, the “Earnout Shares”).

After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal — The Chardan Board’s Reasons for the Approval of the Business Combination,” the Chardan Board concluded (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Chardan and its stockholders and (ii) that it would recommend that its stockholders adopt the Business Combination Agreement and approve the Business Combination. For more information about the transactions contemplated by the Business Combination Agreement, see “Business Combination Proposal.”

The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our stockholders of the proposals set forth herein and approval of Dragonfly’s stockholders of the transactions contemplated by the Business Combination Agreement (which such approval by Dragonfly’s stockholders was obtained and delivered by execution of a written consent by the requisite equityholders of Dragonfly); (ii) this proxy statement/prospectus receiving SEC clearance; (iii) applicable waiting periods under the HSR act expiring or terminating (the waiting period expired on June 27, 2022); (iv) the Company Preferred Conversion occurring immediately prior to the Effective Time; (v) Dragonfly (x) if the debt financing as contemplated by the Debt Commitment Letter is consummated, delivering the Payoff Consent (as defined in the Business Combination Agreement) and the Payoff Letter (as defined below) and repaying all outstanding PIUS Debt (as defined in the Business Combination Agreement) or (y) if the debt financing as contemplated by the Debt Commitment Letter is not consummated, refinancing the PIUS Debt on mutually agreeable terms; (vi) the amendment of the Key Employment Agreements, which shall continue to be in full force and effect and shall not have been terminated for any reason; and (vii) the approval by Nasdaq of our initial listing application in connection with the Business Combination. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate and the Business Combination may not be consummated. For further details, see “Business Combination Proposal — Conditions to Closing of the Business Combination.”

Matters Being Voted On

The stockholders of Chardan will be asked to consider and vote on the following proposals at the special meeting:

(1)a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal” for additional information;

(2)a proposal to approve and adopt changes to the certificate of incorporation of Chardan reflected in the third amended and restated certificate of incorporation of Chardan in the form attached hereto as Annex B. Please see the section entitled “Proposal No. 2 — The Charter Proposal” for additional information;

(3)a proposal to approve, for purposes of complying with the applicable rules of the Nasdaq, the issuance of shares of Chardan’s common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility. Please see the section entitled “Proposal No. 3 — The Nasdaq Proposal” for additional information;

(4)a proposal to approve and adopt the 2022 Plan. Please see the section entitled “Proposal No. 4 —  The Incentive Plan Proposal” for additional information;

(5)a proposal to approve the ESPP. Please see the section entitled “Proposal No. 5 — The ESPP Proposal” for additional information;

(6)a proposal to approve and elect seven (7) directors to the New Dragonfly board. Please see the section entitled “Proposal No. 6 — The Director Election Proposal” for additional information; and

(7)a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. Please see the section entitled “Proposal No. 7 — The Adjournment Proposal” for additional information.

Date, Time and Place of Special Meeting of Chardan’s Stockholders

The special meeting of stockholders of Chardan will be held at [] Eastern Time, on [] via a virtual meeting.

At the special meeting, stockholders will be asked to consider and vote upon the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal and, if necessary, the Adjournment Proposal to permit further solicitation and vote of proxies if Chardan is not able to consummate the Business Combination.

Registering for the Special Meeting

If you are a registered stockholder, you will receive a proxy card from the Transfer Agent. The card will contain instructions on how to attend the Special Meeting, including how to register for the virtual Special Meeting.

If you do not have access to Internet, you can listen only to the meeting by dialing +1 800-450-7155 (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number. Please note that you will not be able to vote or ask questions at the Special Meeting if you choose to participate telephonically.

Voting Power; Record Date

Stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares of Chardan common stock at the close of business on August 11, 2022, which is the record date for the special meeting. Stockholders will have one vote for each share of Chardan common owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Chardan warrants do not have voting rights. On the record date, there were 6,255,848 shares of Chardan common stock outstanding, of which 3,093,348 were public shares with the rest being held by the Sponsor and certain Insiders.

Quorum and Vote of Chardan Stockholders

A quorum of Chardan stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if a majority of the outstanding shares entitled to vote at the meeting are represented in person (via the virtual meeting platform) or by proxy. Proxies that are marked “ABSTAIN” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting.

The Sponsor and certain Insiders own of record and are entitled to vote approximately 50.6% of the outstanding shares of Chardan common stock as of the record date. Such shares, as well as any shares of common stock acquired in the aftermarket by the Sponsor, will be voted in favor of the proposals presented at the special meeting.

The proposals presented at the special meeting will require the following votes:

●	The approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposals.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of Chardan’s outstanding shares of common stock. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. If any of those proposals are not approved, we will not consummate the Business Combination.

Redemption Rights

Pursuant to Chardan’s current certificate of incorporation, a holder of public shares may demand that Chardan redeem such shares for cash if the Business Combination is consummated. Holders of public shares will be entitled to receive cash for these shares only if they demand that Chardan redeem their shares for cash no later than the second business day prior to the originally scheduled vote on the Business Combination Proposal by delivering their stock to the Transfer Agent prior to the vote at the meeting. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the transfer agent in order to validly redeem his, her or its shares. If the Business Combination is not completed, these shares will not be redeemed. If a holder of public shares properly demands redemption, Chardan will redeem each public share for a full pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. As of August 11, 2022, this would amount to approximately $10.24 per share. If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Chardan common stock for cash and will no longer own the shares. Please see the section entitled “Special Meeting of Chardan Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 20% of the public shares. Accordingly, all public shares in excess of 20% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or was a “group,” will not be redeemed for cash.

The Business Combination will not be consummated if Chardan has net tangible assets of less than $5,000,001 after taking into account holders of public shares that have properly demanded redemption of their shares for cash.

Holders of Chardan warrants will not have redemption rights with respect to such securities.

Appraisal Rights / Dissenter’s Rights

Chardan stockholders, Chardan unitholders and Chardan warrant holders do not have appraisal rights in connection with the Business Combination under the DGCL.

Under the Nevada Dissenter’s Rights Statutes (NRS 92A.300 through NRS 92A.500, inclusive), any Dragonfly stockholder who does not vote or sign a written consent (and who does not cause or permit the stockholder’s shares to be voted) in favor of the Merger will have the right to dissent from the Merger and, in lieu of receiving the Per Share Merger Consideration with respect to the stockholder’s Dragonfly shares, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s Dragonfly shares, but only if the stockholder complies with all other applicable requirements under the Nevada Dissenter’s Rights Statutes. The Dragonfly stockholders must also approve the Merger, and the Dragonfly Stockholder Approval must be obtained and delivered to Chardan (which such approval was obtained and delivered by execution of a written consent by the requisite equityholders of Dragonfly).

Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Chardan has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares during the meeting if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of Chardan Stockholders — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of the Chardan Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, those of Chardan stockholders generally. In particular:

●	None of Chardan’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.
●	Each of Chardan’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.
●	Mr. Grossman is the sole member of Sponsor and Holdings. Mr. Grossman is the Chief Executive Officer of, and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking of, Chardan Capital Markets, an affiliate of the Sponsor. Mr. Grossman and Mr. Propper are also members of the board of directors of Chardan Capital Markets. Mr. Grossman is also the managing member of Chardan International Investments, LLC, an affiliate of the Sponsor.
●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, the Sponsor, officers, directors and other affiliates and holders of Founder Shares will own approximately 7.9% of New Dragonfly (including the PIPE Investment). This level of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.
●	If the Business Combination or another business combination is not consummated by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents), Chardan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Chardan Capital Markets would also not be entitled to receive the fees described below in such an event.

●	On July 23, 2020, the Sponsor purchased 1,000,000 shares of common stock of Chardan for an aggregate purchase price of $25,000. On March 4, 2021, Chardan effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of common stock being held by the Sponsor (an affiliate of Chardan Capital Markets). On August 10, 2021, Chardan effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus the Founder Shares are no longer subject to forfeiture. Such shares had an aggregate market value of approximately $32,067,750 based upon the closing price of $10.14 per share on the Nasdaq on July 19, 2022. In May and June 2021, the Sponsor transferred 20,000 Founder Shares to each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins.
●	Pursuant to the terms of the Business Combination Marketing Agreement Chardan engaged Chardan Capital Markets, an affiliate of Sponsor, as an advisor in connection with its business combination. Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.
●	Simultaneously with the closing of the Chardan IPO, Holdings (an affiliate of Sponsor and Chardan Capital Markets) purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per private placement warrant ($4,052,000 in the aggregate). Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Holdings purchased an additional 266,402 private warrants at a purchase price of $0.93 per private placement warrant. Each private placement warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share. The proceeds from the private warrants were added to the proceeds from the Chardan IPO to be held in the Trust Account. The private warrants had an aggregate market value of $1,156,964.50 based upon the closing price of approximately $0.25 per share on the Nasdaq on July 19, 2022. The private warrants will become worthless if Chardan does not consummate a business combination by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents).
●	Perry Boyle, current director of Chardan, will become a director of New Dragonfly after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the post-combination board of directors determines to pay to its executive and non-executive directors.
●	If Chardan is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan for services rendered or contracted for or products sold to Chardan. If Chardan consummates an initial business combination, on the other hand, Chardan will be liable for all such claims.
●	Chardan’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Chardan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Chardan fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, Chardan may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.
●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.
●	In connection with the Business Combination, Chardan and the Sponsor, an affiliate of Chardan Capital Markets, entered into the Subscription Agreement, which provides for the Sponsor to purchase an aggregate of 500,000 shares of Chardan common stock upon the terms as set forth in the Subscription Agreement. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. For additional information, see the sections entitled “Proposal No. 1 — The Business

Combination Proposal — Related Agreements — Subscription Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to and on the terms of the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions. Further, New Dragonfly will agree to issue Equity Facility Commitment Shares having a value of $1 million determined based on the applicable trading price at the time of issuance to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Equity Facility Letter Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Pursuant to the Debt Commitment Letter, the Chardan Lender has agreed to provide 60% of the commitment with respect to the Term Loan on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into the Backstop Commitment Letter with the Backstop Lender. The Chardan Lender is entitled to payment of fees in connection with the Term Loan pursuant to the fee letter entered into in connection with the Debt Commitment Letter, but, in accordance with the terms of the Backstop Commitment Letter, such fees are to be paid to the Backstop Lenders on the Closing Date. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the Chardan IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Dragonfly common stock trades below the price paid for the units in the Chardan IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.
●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating Chardan.
●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

Stockholders should also keep in mind that certain officers and directors of Dragonfly have interests in the Business Combination that are different from, or in addition to, those of Chardan stockholders generally.

●	In connection with the Business Combination, based on the Minimum Cash Balance after fees at closing, Mr. Denis Phares and Sean Nichols, Dragonfly’s co-founders and its Chief Executive Officer and Chief Operating Officer, respectively, are each entitled to a transaction cash bonus. The bonus amount ranges from (i) 5% of the exercise proceeds from the exercise of Chardan’s public warrants (split evenly between them) to (ii) $4,000,000 each. Assuming maximum redemptions and minimum redemptions of Chardan stock, respectively, Mr. Phares and Nichols would (i) receive a cash bonus tied to future public warrant exercises and (ii) $4,000,000 each. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”
●	As an inducement to hire Mr. John Marchetti as Dragonfly’s Chief Financial Officer, Dragonfly loaned Mr. Marchetti $350,000 to repay amounts owed by him to his former employer and entered into a related Promissory Note with a maturity of March 1, 2026. In consideration of the Business Combination and Dragonfly’s obligations as a publicly traded company, Dragonfly forgave all amounts owed under the Promissory Note effective March 2022.

Board of Directors following the Business Combination

Upon completion of the Business Combination, New Dragonfly’s board of directors will be composed of seven members. New Dragonfly expects that six of its directors will meet the independence requirements under the Nasdaq Listed Company Manual. In accordance with the Business Combination Agreement, Perry Boyle was designated as a director designated by Chardan, and Luisa Ingargiola and Brian Nelson were designated as directors by Dragonfly’s board of directors. Please see the section entitled “Management of New Dragonfly After the Business Combination” for additional information.

Other Agreements Relating to the Business Combination

Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, 500,000 shares of PIPE Securities, immediately prior to or substantially concurrently with the Closing, for a price of $10.00 per share for gross proceeds of $5 million. The Subscription Agreement contains customary representations, warranties, covenants and agreements of Chardan and the Sponsor. The obligation of the parties to consummate the PIPE Investment is conditioned upon, among other things, (i) satisfaction or waiver of the conditions precedent to the closing of the transactions set forth in the Business Combination Agreement and (ii) there not being any amendment or modification to the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits that the Sponsor would reasonably expect to receive under the Subscription Agreement. The closing under the Subscription Agreement will occur substantially concurrently with the Closing.

Registration Rights Agreement

At the consummation of the Business Combination, New Dragonfly intends to enter into the Registration Rights Agreement with the Sponsor, the Insiders, certain Dragonfly stockholders, the Sponsor and Holdings, substantially in the form attached as Annex H to this proxy statement, pursuant to which, among other things, New Dragonfly will agree to register for resale, pursuant to Rule 415 under the Securities Act, the registrable securities that are held by the holders party to the Registration Rights Agreement from time to time. Pursuant to the Registration Rights Agreement, New Dragonfly will be required to submit to or file with the SEC, within 30 calendar days after the Closing, a shelf registration statement covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 90 calendar days after the filing thereof if the SEC notifies New Dragonfly that it will “review” the shelf registration statement and (ii) the 10th business day after the date New Dragonfly is notified (orally or in writing, whichever is earlier) by the SEC that the shelf registration statement will not be “reviewed” or will not be subject to further review.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Chardan, Dragonfly and the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, (i) to vote, or cause to be voted, at any meeting of the stockholders of Chardan all of its shares of Chardan common stock held of record or acquired after the date of the Sponsor Support Agreement (excluding shares of any common stock acquired in public market) (a) in favor of the proposals set forth in this proxy statement and (b) against any proposal that would reasonably be expected to result in (x) a breach of any of Chardan’s or Merger Sub’s covenants, agreements or obligations under the Business Combination Agreement or in any Ancillary Agreements or (y) any Closing conditions set forth in Section 9.1 or 9.3 of the Business Combination Agreement not being satisfied; (ii) to not redeem any of such Chardan common stock; (iii) to be bound by certain other covenants and agreements related to the Business Combination and (iv) to be bound by certain transfer restrictions with respect to such shares of Chardan common stock, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor has also agreed to waive redemption rights with respect to any shares purchased in the open market.

Debt Commitment Letter and Backstop Commitment Letter

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5” and in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.

Equity Facility Letter Agreement

On May 15, 2022, Chardan, Dragonfly and the Equity Facility Investor entered into the Equity Facility Letter Agreement pursuant to which Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date to establish the Equity Facility. Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility.

Recommendation to Stockholders

The Chardan Board believes that the Business Combination Proposal and the other proposals to be presented at the special meeting are fair to and in the best interest of Chardan’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “For” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented.

When you consider the Chardan Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Chardan stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The Chardan Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the Chardan stockholders that they vote “FOR” the proposals presented at the special meeting.

Conditions to the Closing

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, written waiver by the party whose benefit such condition exists of the following conditions:

●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions, including the Merger, illegal or otherwise prohibiting or enjoining consummation of the transactions, including the Merger;
●	this proxy statement shall have received SEC clearance;
●	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined in the Business Combination Agreement) shall have expired or been terminated (the waiting period expired on June 27, 2022);

●	the Chardan common stock to be issued in connection with the transactions shall have been approved for listing on Nasdaq;
●	Chardan shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount actually received by Chardan prior to or substantially concurrently with the Closing);
●	the Business Combination Agreement and, to the extent required, the transactions contemplated by the Business Combination Agreement (including the Merger) shall have been approved by the affirmative vote of the holders of the requisite number of Chardan common stock being obtained in accordance with Chardan’s current certificate of incorporation and bylaws, applicable law, and the rules and regulations of Nasdaq; and
●	the Business Combination Agreement and, to the extent required, the transactions contemplated by the Business Combination Agreement (including the Merger) shall have been approved by the requisite number of stockholders of Dragonfly in accordance with the Nevada Revised Statutes, Dragonfly’s governing documents and agreements between Dragonfly and its stockholders (“Dragonfly Stockholder Approval”). The Dragonfly Stockholder Approval was obtained and delivered to Chardan immediately following the execution of the Business Combination Agreement by execution of a written consent by the requisite equityholders of Dragonfly.

Other Conditions to the Obligations of Chardan

The obligations of Chardan to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Chardan of the following further conditions:

●	certain of the representations and warranties of Dragonfly pertaining to the capitalization of Dragonfly must be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date;
●	each of the Dragonfly Fundamental Representations (other than those portions of the capitalization representations referenced in the preceding bullet point) must be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;
●	the other representations and warranties of Dragonfly shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;
●	Dragonfly shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement as of or prior to the Closing;
●	the Company Preferred Conversion shall have occurred or will occur immediately prior to the Effective Time;
●	The Key Employment Agreements shall have been amended in accordance with the terms of the applicable amendments, and shall continue to be in full force and effect and shall not have been terminated for any reason;
●	Dragonfly shall have (x) if the debt financing as contemplated by the Debt Commitment Letter is consummated, delivered the Payoff Consent (as defined in the Business Combination Agreement) and Payoff Letter (as defined below) and repaid all outstanding PIUS Debt (as defined in the Business Combination Agreement) or (y) if the debt financing as contemplated by the Debt Commitment Letter is not consummated, refinanced the PIUS Debt on mutually agreeable terms; and
●	no Material Adverse Effect shall have occurred since the date of the Business Combination Agreement.

Other Conditions to the Obligations of Dragonfly

The obligations of Dragonfly to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Dragonfly of the following further conditions:

●	certain of the representations and warranties of Chardan regarding the capitalization of Chardan, must be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the Business Combination Agreement which are contemplated or expressly permitted by the Business Combination Agreement;
●	the other representations and warranties regarding Chardan and Merger Sub shall be true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Business Combination Agreement) as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Chardan’s ability to consummate the transactions contemplated by the Business Combination Agreement; and
●	Chardan shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement.

U.S. Federal Income Tax Considerations of the Exercise of Redemption Rights

For a discussion of U.S. federal income tax considerations of (i) the exercise of redemption rights to holders of Chardan public shares and (ii) the Merger to Dragonfly stockholders, please see the information set forth in the section entitled “U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Chardan is treated as the “acquired” company for financial reporting purposes. Dragonfly has been determined to be the accounting acquirer because Dragonfly, as a group, will retain a majority of the outstanding shares of New Dragonfly as of the closing of the Business Combination, they will nominate five of the seven members of the board of directors as of the closing of the Business Combination, Dragonfly’s management will continue to manage New Dragonfly and Dragonfly’s business will comprise the ongoing operations of New Dragonfly.

Business of Dragonfly

Dragonfly is a manufacturer of non-toxic deep cycle lithium-ion batteries that caters to customers in the RV, marine vessel and off-grid residence industries, with potentially disruptive solid-state cell technology currently under development. Dragonfly believes that green energy is more than just a trend. Dragonfly’s goal is to develop technology to deliver environmentally impactful solutions for energy storage to everyone globally. Dragonfly believes that the innovative design of its lithium-ion batteries is ideally suited for the demands of modern customers who rely on consumer electronics, connected devices and smart appliances that require continuous, reliable electricity, regardless of location. Dragonfly is leveraging the expertise of its Chief Executive Officer and Chairman of the Board, who holds a M.B.A. from University of Nevada — Reno, a Ph.D. in Engineering from the California Institute of Technology and a B.S. in Physics from Villanova University.

Dragonfly’s deep cycle LFP batteries provide numerous advantages compared to incumbent products, such as lead-acid batteries. LFP batteries are non-toxic and environmentally friendly, do not rely on scarce or controversial metals and are a highly cost-effective storage solution. As Dragonfly develops its proprietary solid-state cell technology, it believes its use of LFP will continue to provide significant advantages over the lithium-ion technology in development by other companies, which still incorporate less stable components in their chemistries (such as sulfide glasses, which are chemically unstable and form hydrogen sulfide when exposed to air).

Dragonfly currently focuses on three main end markets: RVs, marine vessels and off-grid storage and, in the medium- to longer-term, it plan on expanding into several new markets. Within its current markets, Dragonfly’s aim is to replace incumbent lead-acid batteries. Dragonfly’s batteries are primarily designed to provide consumers with a long-lasting, highly efficient power source for powering appliances, consumer electronics and other smart devices located inside RVs, marine vessels or off-grid residences and, other than for certain smaller marine vessels, are not intended for propulsion. Dragonfly’s batteries are powertrain agnostic, with the ability to operate on internal combustion engine vehicles or electric vehicles.

In addition to our conventional LFP batteries, Dragonfly’s experienced research and development team, headed by its co-founder and CEO, is currently developing the next generation of LFP solid-state cells.

Ownership of the Post-Business Combination Company After Closing

It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, Chardan’s public stockholders will retain an ownership interest of approximately 6.6% of New Dragonfly, the Term Loan Lenders will own approximately 3.7% of New Dragonfly assuming the exercise of all Penny Warrants, the Sponsor, officers, directors and other holders of Founder Shares will retain an ownership interest of approximately 7.9% of New Dragonfly (including the PIPE Investment), and the Dragonfly stockholders will own approximately 81.8% (excluding the 40,000,000 Earnout Shares) of New Dragonfly. These levels of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) include the impact of the redemption of 9,556,652 Chardan ordinary shares in connection with the Charter Amendment and assume that no additional Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,876,847 shares being issuable, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable. See the section entitled “Proposal No. 3 — The Incentive Plan Proposal” for additional information on the Dragonfly Incentive Plan and the 2022 Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Chardan stockholders will be different.

The following table illustrates varying ownership levels in New Dragonfly, assuming consummation of the Business Combination and minimum redemptions by Chardan public stockholders, 10% redemption by Chardan public stockholders, 50% redemption by Chardan public stockholders, 75% redemption by Chardan public stockholders and the maximum redemptions by Chardan public stockholders:

	Minimum		10%		50%		75%		Maximum
	Redemptions(1)%		Redemption(2)%		Redemption(3)%		Redemption(4)%		Redemption(5)%
Dragonfly existing shareholders(6)(7)	38,189,691	81.8%	38,189,691	82.4%	38,189,691	84.8%	38,189,691	86.3%	38,189,691	87.9%
Chardan existing public stockholders(8)(9)	3,093,348	6.6%	2,784,013	6.0%	1,546,674	3.4%	773,337	1.7%	—	—%
Initial Stockholders(10)(11)	3,662,500	7.9%	3,662,500	7.9%	3,662,500	8.1%	3,662,500	8.3%	3,662,500	8.4%
Term Loan Lender(12)(13)	1,708,901	3.7%	1,697,361	3.7%	1,651,199	3.7%	1,622,348	3.7%	1,593,498	3.7%
Pro forma Common Stock(14)	46,654,440	100.0%	46,333,565	100.0%	45,050,064	100.0%	44,247,876	100.0%	43,445,689	100.0%
Potential sources of dilution:
Earnout Shares	40,000,000		40,000,000		40,000,000		40,000,000		40,000,000
Public Warrants	9,487,500		9,487,500		9,487,500		9,487,500		9,487,500
Private Warrants	4,627,858		4,627,858		4,627,858		4,627,858		4,627,858
Dragonfly Options	7,192,448		7,137,748		6,919,098		6,782,348		6,645,698
$10 Warrants	1,600,000		1,600,000		1,600,000		1,600,000		1,600,000
(1)	Assumes that no additional Chardan public stockholders are redeemed.
(2)

Assumes that 309,335 Chardan public shares are redeemed for aggregate redemption payments of approximately $3,166,058, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(3)

Assumes that 1,546,674 Chardan public shares are redeemed for aggregate redemption payments of approximately $15,830,290, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(4)

Assumes that 2,320,011 Chardan public shares are redeemed for aggregate redemption payments of approximately $23,745,434, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(5)

Assumes that 3,093,348 Chardan public shares are redeemed for aggregate redemption payments of approximately $31,660,579, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.

(6)

Excludes 40,000,000 Earnout Shares payable in three tranches subject to achievement of specified financial information milestones for 2023 or post-Closing trading price milestones for New Dragonfly Common Stock and assumes that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan.

(7)	Includes shares of Dragonfly common stock issued pursuant to the THOR Investment.
(8)	Excludes 9,487,500 shares of Common Stock underlying the Public Warrants.
(9)	Reflects the redemption of 9,556,652 public shares in connection with the Charter Amendment.
(10)

Excludes 4,627,858 shares of Common Stock underlying the Private Warrants. Additionally, the Sponsor has agreed that the Private Warrants may not be exercised to the extent an affiliate of the Sponsor is deemed to beneficially own, or it would cause such affiliate to be deemed to beneficially own, more than 7.5% of the New Dragonfly Common Stock.

(11)

Includes 500,000 shares of Common Stock purchased by the Sponsor pursuant to the PIPE Subscription Agreement and 3,162,500 outstanding founder shares. The 3,162,500 outstanding founder shares include 3,052,500 founder shares held by the Sponsor and 110,000 founder shares held by officers and directors of Chardan. Please see the section titled “Beneficial Ownership of Securities.”

(12)

Assumes the exercise and conversion of the Penny Warrants into common stock due to their nominal exercise price. The Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares of Common Stock post closing. For purposes of such calculation, ownership of Common Stock “on a fully diluted basis” includes (i) all outstanding Common Stock, (ii) shares of

Common Stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to Common Stock on an as-converted to Common Stock basis, and (iii) all shares of Common Stock subject to outstanding options.

(13)	Excludes 1,600,000 shares of Common Stock underlying the $10 Warrants.
(14)	Excludes shares of Common Stock issuable pursuant to the Equity Facility after Closing.

In connection with the Chardan IPO and the Business Combination, Chardan paid or will pay certain fees to Chardan Capital Markets LLC and to Stifel, Nicolaus & Company, Incorporated for advisory services. The following table illustrates the effective fee percentages paid to such advisors based on the varying levels of redemptions by Chardan public stockholders:

	Minimum	10%	50%	75%	Maximum
	Redemptions	Redemption	Redemption	Redemption	Redemption
Unredeemed public shares	3,093,348	2,784,013	1,546,674	773,337	—
Trust proceeds to Dragonfly	$31,660,579	$28,494,521	$15,830,290	$7,915,145	$—
PIPE Investment	$5,000,000	$5,000,000	$5,000,000	$5,000,000	$5,000,000
THOR Investment	$15,000,000	$15,000,000	$15,000,000	$15,000,000	$15,000,000
Term Loan	$75,000,000	$75,000,000	$75,000,000	$75,000,000	$75,000,000
Business Combination Marketing Agreement – Chardan Capital Markets	$4,427,500	$4,427,500	$4,427,500	$4,427,500	$4,427,500
Financial advisory services – Chardan Capital Markets	$1,170,000	$1,170,000	$1,170,000	$1,170,000	$1,170,000
Capital market advisory services – Stifel	$2,730,000	$2,730,000	$2,730,000	$2,730,000	$2,730,000
Financial advisory services – Stifel	$8,000,000	$8,000,000	$8,000,000	$8,000,000	$8,000,000
Effective fee (%)	12.89%	13.22%	14.73%	15.87%	17.19%

Risk Factor Summary

In evaluating the proposals to be presented at the special meeting, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors.” The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of Chardan and Dragonfly to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of the company following consummation of the Business Combination. These risks include:

Risks Related to Dragonfly’s Existing Lithium-Ion Battery Operations

●	Our business and future growth depends on the needs and success of our customers.
●	We operate in a competitive industry. We expect that the level of competition will increase and the nature of our competitors will change as we develop new LFP battery products for, and enter into, new markets, and as the competitive landscape evolves.
●	We may not succeed in our medium- and long-term strategy of entering into new end markets for LFP batteries and our success depends, in part, on our ability to successfully develop and manufacture new products for, and acquire customers in, these new markets and successfully grow our operations and production capabilities (including, in time, our ability to manufacture solid-state cells in-house).
●	We currently rely on two suppliers to provide our LFP cells and a single supplier for the manufacture of our battery management system. Any disruption in the operations of these key suppliers could adversely affect our business and results of operations.
●	We are currently, and likely will continue to be, dependent on a single manufacturing facility. If our facility becomes inoperable for any reason, or our automation and expansion plans do not yield the desired effects, our ability to produce our products could be negatively impacted.

Risks Related to Dragonfly’s Solid-State Technology Development

●	We face significant engineering challenges in our attempts to develop and manufacture solid-state battery cells and these efforts may be delayed or fail which could negatively impact our business.
●	We expect to make significant investments in our continued research and development of solid-state battery technology development, and we may be unable to adequately control the costs associated with manufacturing our solid-state battery cells.
●	If our solid-state batteries fail to perform as expected, our ability to further develop, market and sell our solid-state batteries could be harmed.

Risks Related to Intellectual Property

●	We rely heavily upon our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.
●	We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

General Risk Factors

●	The uncertainty in global economic conditions, including as a result of the COVID-19 pandemic and the Russia-Ukraine conflict, could reduce consumer spending and disrupt our supply chain which could negatively affect our results of operations.
●	The loss of one or more members of our senior management team, other key personnel or our failure to attract additional qualified personnel may adversely affect our business and our ability to achieve our anticipated level of growth.
●	Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.
●	If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

Risks Related to Dragonfly’s Financial Position and Capital Requirements

●	Our business is capital intensive, and we may not be able to raise additional capital on attractive terms, if at all. Any further indebtedness we incur may limit our operational flexibility in the future.
●	Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.
●	We will enter into the definitive documentation with respect to the Term Loan for the purposes of consummating the Business Combination which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Risks Related to Ownership of Chardan Securities and the Business Combination

●	The Sponsor, certain members of the Chardan Board and certain Chardan officers have interests in the Business Combination that are different from or are in addition to the Chardan stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement.

●	If Chardan is unable to complete the Business Combination or another initial business combination by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents), Chardan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, third parties may bring claims against Chardan and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.
●	The unaudited pro forma financial information included elsewhere in this proxy statement may not be indicative of what New Dragonfly’s actual financial position or results of operations would have been.

Risks Related to Ownership of New Dragonfly’s Common Stock

●	Warrants will become exercisable for New Dragonfly’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Dragonfly’s stockholders.
●	Insiders will continue to have substantial influence over New Dragonfly after the Business Combination, which could limit your ability to affect the outcome of key transactions, including a change of control.
●	Chardan’s public stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of Chardan common stock as consideration in the Business Combination, the PIPE Investment, the Term Loan and the Equity Facility in addition to immediate dilution from the issuance of the Equity Facility Commitment Shares. Having a minority share position may reduce the influence that Chardan’s current stockholders have on the management of New Dragonfly.
●	We may issue additional shares of Chardan common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF DRAGONFLY

The information presented below is derived from Dragonfly’s unaudited financial statements included elsewhere in this proxy statement/prospectus for the six months ended June 30, 2022 and 2021 and the balance sheet data as of June 30, 2022 and Dragonfly’s audited financial statements included elsewhere in this proxy statement/prospectus as of and for the years ended December 31, 2021 and 2020.

Dragonfly’s historical results are not necessarily indicative of the results that may be expected for any other period in the future. You should read the selected historical financial data set forth below together with Dragonfly’s financial statements and the accompanying notes included elsewhere in this proxy statement, the information in the section entitled “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information contained elsewhere in this proxy statement.

Dragonfly is providing the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the Business Combination.

	For the six months ended June 30,
	2022	2021

	(in thousands)
Net Sales	$39,925	$38,973
Cost of Goods Sold	27,402	22,939
Gross profit	12,523	16,034
Operating expenses
Research and development	1,198	1,196
Sales and marketing	5,973	4,213
General and administrative	7,421	5,393
Total Operating expenses	14,592	10,802
(Loss) Income From Operations	(2,069)	5,232
Other (Expense) Income
Interest (Expense) Income	(2,450)	—
(Loss) Gain on Disposition of Assets	(62)	62
Total Other (Expense) Income	(2,512)	—
(Loss) Income Before Taxes	(4,581)	5,294
(Benefit) Provision for Income Tax	(814)	1,117
Net (Loss) Income	$(3,767)	$4,177

	For the year ended December 31,
	2021	2020

	(in thousands)
Net Sales	$78,000	$47,187
Cost of Goods Sold	48,375	26,580
Gross profit	29,625	20,607
Operating expenses
Research and development	2,689	1,239
Sales and marketing	10,621	4,662
General and administrative	9,848	5,960
Total Operating expenses	23,158	11,861
Income From Operations	6,467	8,746
Other Income
Other Income	1	15
Interest Income	(519)	3
Total Other Income	(518)	18
Income Before Taxes	5,949	8,764
Income Tax Expense	1,611	1,886
Net Income	$4,338	$6,878

	As of June 30,	As of December 31,
	2022	2021	2020

	(in thousands)
Balance Sheet Data:
Cash	$1,055	$25,586	$6,206
Total Assets	$74,154	$76,251	$18,807
Total Liabilities	$60,939	$60,190	$8,252
Total Equity	$11,215	$14,061	$8,555
Total Liabilities, Redeemable Preferred Stock and Shareholders’ Equity	$74,154	$76,251	$18,807

SUMMARY HISTORICAL FINANCIAL INFORMATION OF CHARDAN

Chardan is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Chardan’s statements of operations and cash flows data for the six months ended June 30, 2022 and the audited financial statements of Chardan as of December 31, 2021 and consolidated balance sheet data as of June 30, 2022 are derived from Chardan’s financial statements included elsewhere in this proxy statement/prospectus.

This information is only a summary and should be read in conjunction with Chardan’s financial statements and related notes and the sections entitled “Chardan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement are not indicative of the future performance of Chardan.

June 30, 2022
Balance Sheet Data:
Cash	$350
Investments held in Trust Account	$128,611
Total assets	$129,192
Total liabilities	$1,196
Common stock subject to possible redemption	$128,398
Total stockholders’ deficit	$(402)

	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2021
Statement of Operations Data:
Loss from operations	$(725)	$(358)
Warrant issuance costs	$—	$(19)
Loss on sale of private warrants	$—	$(1,254)
Change in fair value of warrant liability	$1,157	$3,517
Net gain on investments held in Trust Account	$189	$24
Net income (loss)	$621	$1,910
Basic weighted average shares outstanding	15,812,500	7,732,021
Basic net income (loss) per share of common stock	$0.04	$0.25
Diluted weighted average shares outstanding	15,812,500	7,991,952
Diluted net income (loss) per share of common stock	$0.04	$0.24

Statement of Cash Flows Data:
Net cash used in operating activities	$(450)	$(547)
Net cash used in investing activities	$—	$(128,398)
Net cash provided by financing activities	$—	$129,719

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Chardan will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Dragonfly issuing shares for the net assets of Chardan, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Dragonfly. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the Business Combination. The summary unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Business Combination as if it had occurred on June 30, 2022. The summary unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 gives effect to the Business Combination as if they had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Chardan and Dragonfly for the applicable periods included elsewhere in this proxy statement/ prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what Dragonfly’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of Dragonfly following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Chardan ordinary shares:

●	Assuming Minimum Redemptions: This scenario assumes that no additional public stockholders of Chardan exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This scenario assumes that 3,093,348 shares of Chardan common stock subject to redemption are redeemed for an aggregate payment of approximately $31.7 million (based on an estimated per share redemption price of approximately $10.24 that was calculated using the $31.7 million of cash in the Trust Account divided by 3,093,348 Chardan shares of Common Stock subject to redemption assuming the pro forma maximum redemption scenario pursuant to the Business Combination Agreement).

	Pro Forma Combined
	Assuming	Assuming
	Minimum	Maximum
	Redemptions	Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Six Months Ended June 30, 2022
Net loss	$(7,863)	$(7,863)
Basic and diluted net loss per share	$(0.17)	$(0.18)
Weighted average shares outstanding	46,654,440	43,445,689

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data For the Year Ended December 31, 2021
Net loss	$(34,228)	$(30,228)
Basic and diluted net loss per share	$(0.73)	$(0.70)
Weighted average shares outstanding	46,654,440	43,445,689

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of June 30, 2022
Total assets	$120,068	$92,407
Total liabilities	$73,098	$73,098
Total stockholders’ equity (deficit)	$46,970	$19,309

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this proxy statement, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or Chardan) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Chardan and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations.

Factors that may impact such forward-looking statements include:

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;
●	the outcome of any legal proceedings that may be instituted against Chardan, Dragonfly or others following announcement of the Business Combination and the transactions contemplated in the Business Combination Agreement;
●	the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the stockholders of Chardan or other conditions to closing in the Business Combination Agreement;
●	the ability to obtain or maintain the listing of New Dragonfly common stock on the Nasdaq following the Business Combination;
●	changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;
●	the ability to meet Nasdaq’s listing standards following the consummation of the business Combination;
●	the risk that the proposed transaction disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the Business Combination;
●	the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of New Dragonfly to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;
●	the ability of Dragonfly to successfully increase market penetration into its target markets
●	the addressable markets that Dragonfly intends to target do not grow as expected;
●	the loss of any members of Dragonfly’s senior management team or other key personnel;
●	the loss of any relationships with key suppliers including suppliers in China;
●	the loss of any relationships with key customers;

●	the inability to protect Dragonfly’s patents and other intellectual property;
●	the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production;
●	costs related to the proposed Business Combination;
●	changes in applicable laws or regulations;
●	the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors (including an economic slowdown or inflationary pressures);
●	Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto;
●	the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Chardan’s securities;
●	the risk that the transaction may not be completed by Chardan’s Business Combination deadline (as may be extended pursuant to Chardan’s governing documents);
●	the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions;
●	inability to complete the PIPE investment, the Term Loan and equity line (“ChEF”) in connection with the Business Combination;
●	the potential for events or circumstances that result in Dragonfly’s failure to timely achieve the anticipated benefits of Dragonfly’s customer arrangements with THOR;
●	New Dragonfly’s ability to raise additional capital to fund its operations;
●	New Dragonfly’s ability to generate revenue from future product sales and its ability to achieve and maintain profitability;
●	the accuracy of New Dragonfly’s projections and estimates regarding its expenses, capital requirements, cash utilization, and need for additional financing;
●	the expected uses of the net proceeds from the Business Combination;
●	the potential scope and value of New Dragonfly’s intellectual property and proprietary rights;
●	developments relating to New Dragonfly’s competitors and its industry;
●	New Dragonfly’s ability to engage target customers and successfully convert these customers into meaningful orders in the future;
●	New Dragonfly’s reliance on two suppliers for its LFP cells and a single supplier for the manufacture of its battery management system;
●	New Dragonfly’s likely dependence on a single manufacturing facility;
●	New Dragonfly’s increasing reliance on software and hardware that is highly complex and technical; and

●	other risks and uncertainties indicated in this proxy statement/prospectus, including those under the heading “Risk Factors” in this proxy statement/prospectus, and other filings that have been made or will be made with the SEC by Chardan and New Dragonfly, as applicable.

The forward-looking statements contained in this proxy statement are based on Chardan’s and Dragonfly’s current expectations and beliefs concerning future developments and their potential effects on the Business Combination and Dragonfly. There can be no assurance that future developments affecting Chardan and/or Dragonfly will be those that Chardan or Dragonfly has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Chardan’s and/or Dragonfly’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Chardan and Dragonfly will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before a stockholder grants its proxy or instructs how its vote should be cast or votes on the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal or the Adjournment Proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Chardan and Dragonfly.

RISK FACTORS

The following risk factors will apply to the business and operations of New Dragonfly following the Closing. These risk factors are not exhaustive and stockholders should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote their shares of Chardan common stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, financial condition and operating results of Dragonfly and New Dragonfly following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Chardan and Dragonfly that later may prove to be incorrect or incomplete. Chardan, Dragonfly and New Dragonfly may face additional risks and uncertainties that are not presently known to Chardan or Dragonfly or that Chardan and Dragonfly currently deem immaterial, which may also impair New Dragonfly’s business, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of Dragonfly and the financial statements of Chardan and the notes thereto included elsewhere in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Dragonfly and its subsidiaries prior to the Closing and the business and operations of New Dragonfly as directly or indirectly affected by Dragonfly by virtue of New Dragonfly’s ownership of the business of Dragonfly.

Risks Related to Dragonfly’s Existing Lithium-Ion Battery Operations

Our business and future growth depends on the needs and success of our customers.

The demand for our products, including sales to original equipment manufacturers (“OEMs”), ultimately depends on consumers in our current end markets (primarily owners of recreational vehicles (“RVs”), marine vessels and off-grid residences). The performance and growth of these markets is impacted by numerous factors, including macro-economic conditions, consumer spending, travel restrictions, fuel costs and energy demands (including an increasing trend towards the use of green energy). Increases or decreases in these variables may significantly impact the demand for our products. If we fail to accurately predict demand, we may be unable to meet our customers’ needs, resulting in the loss of potential sales, or we may produce excess products, resulting in increased inventory and overcapacity in our production facilities, increasing our unit production cost and decreasing our operating margins.

An increasing proportion of our revenue has been and is expected to continue to be derived from sales to RV OEMs. Our RV OEM sales have been on a purchase order basis, without firm revenue commitments, and we expect that this will likely continue to be the case. For example, under our supply arrangement with Keystone RV Company (“Keystone”), the largest manufacturer of towable RVs in North America, Keystone has agreed to fulfill certain of its LFP battery requirements exclusively through us for at least one year, with potential annual renewals. However, although in time we expect Keystone to be significant contributor to our projected growth in RV OEM battery sales, this arrangement may not deliver the anticipated benefits, as there are no firm purchase commitments, sales will continue to be made on a purchase order basis, Keystone is permitted to purchase other LFP batteries from third parties and this arrangement may not be renewed. In addition, we have recently agreed to a strategic investment by THOR Industries (“THOR”), which, among other things, contemplates a future, mutually agreed exclusive distribution agreement with THOR in North America. Although we expect that THOR will be a be significant contributor to our projected growth in RV OEM battery sales, this arrangement may not deliver the anticipated benefits and this distribution agreement will, in the future, preclude us from dealing with other large RV OEMs and their associated brands in North America or otherwise could negatively impact our relationships with those RV OEMs to whom we may be permitted to supply our batteries. Increased overall RV OEM sales may not materialize as expected or at all and we may fail to achieve our targeted sales levels. Future RV OEM sales are subject to a number of risks and uncertainties, including the number of RVs that these OEMs manufacture and sell (which can be impacted by a variety of events including those disrupting our OEM customers’ operations due to supply chain disruptions or labor constraints); the degree to which our OEM customers incorporate/design-in our batteries into their RV product lines; the extent to which RV owners, if applicable, opt to purchase our batteries upon initial purchase of their RV or in the aftermarket; and our continued ability to successfully develop and introduce reliable and cost-effective batteries meeting evolving industry standards and customer specifications and preferences. Our failure to adequately address any of these risks may result in lost sales which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our near-term growth depends, in part, on the continued growth of the end markets in which we currently operate. Although the total addressable market for RVs, marine vessels and off-grid residences is estimated to reach $12 billion by 2025, these markets may not grow as expected or at all, and we may be unable to maintain existing customers and/or attract new customers in these markets. Our failure to maintain or expand our share of these growing markets could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to engage target customers successfully and convert these customers into meaningful orders in the future.

Our success, and our ability to increase sales and operate profitably, depends on our ability to identify target customers and convert these customers into meaningful orders, as well as our continued development of existing customer relationships. Although we have developed a multi-pronged sales and marketing strategy to penetrate our end markets and reach a range of customers, this strategy may not continue to be effective in reaching or converting target customers into orders, or as we expand into additional markets. Recently, we have also dedicated more resources to developing relationships with certain key RV OEMs, such as Keystone, which we aim to convert into collaborations on custom designs and/or long-term contractual arrangements. We may be unable to convert these relationships into meaningful orders or renew these arrangements going forward, which may require us to expend additional cost and management resources to engage other target customers.

Our sales to any future or current customers may decrease for reasons outside our control, including loss of market share by customers to whom we supply products, reduced or delayed customer requirements, supply and/or manufacturing issues affecting production, reputational harm or continued price reductions. Furthermore, in order to attract and convert customers we must continue to develop batteries that address our current and future customers’ needs. Our failure to achieve any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We operate in a competitive industry. We expect that the level of competition will increase and the nature of our competitors will change as we develop new LFP battery products for, and enter into, new markets, and as the competitive landscape evolves. These competitive and other factors could result in lost potential sales and lower average selling prices and profitability for our products.

We compete with traditional lead-acid battery manufacturers and lithium-ion battery manufacturers, who primarily either import their products or components or manufacture products under a private label. As we continue to expand into new markets, develop new products and move towards production of our solid-state cells, we will experience competition with a wider range of companies. These include companies focused on solid-state cell production, vertically integrated energy companies and other technology-focused energy storage companies. We believe our main competitive advantage in displacing incumbent lead-acid batteries is that we produce a lighter, safer, higher performing, cost-effective battery with a longer lifespan. We believe our go-to-market strategy, established brand, proven reliability and relationships with OEMs and end consumers both (i) enable us to compete effectively against other battery manufacturers and (ii) position us favorably to expand into new addressable markets. However, OEM sales typically result in lower average selling prices and related margins, which could result in overall margin erosion, affect our growth or require us to raise our prices. As a result, we may be unable to maintain this competitive advantage given the rapidly developing nature of the industry in which we operate.

Our current competitors have, and future competitors may have, greater resources than we do. Our competitors may be able to devote greater resources to the development of their current and future technologies. These competitors may also be able to devote greater resources to sales and marketing efforts, affording them great access to customers, and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their competitive positioning. In addition, foreign producers may be able to employ labor at significantly lower costs than producers in the United States, expand their export capacity and increase their marketing presence in our major end markets. We expect actual and potential competitors to continue their efforts to develop alternative battery technologies and introduce new products with more desirable, attractive features. These new technologies and products may be introduced sooner than our offerings and could gain greater market acceptance. Although we believe we are a leader in developing solid-state battery technology (particularly for the RV, marine vessel and off-grid residence markets which require cost-effective batteries with a long-life span), new competitors may emerge, alternative approaches to solid-state battery technology may be developed and competitors may seek to market solid-state battery technologies better suited for other applications (such as electric vehicles (“EVs”)) to our target markets.

Additional competitive and other factors may result in lost sales opportunities and declines in average sales prices and overall product profitability. These include rapidly evolving technologies, industry standards, economic conditions and end-customer preferences. Our failure to adapt to or address these factors as they arise could have a material adverse effect on our business, financial condition and results of operations.

We may not succeed in our medium- and long-term strategy of entering into new end markets for LFP batteries and our success depends, in part, on our ability to successfully develop and manufacture new products for, and acquire customers in, these new markets and successfully grow our operations and production capabilities (including, in time, our ability to manufacture solid-state cells in-house).

Our future success depends, in part, upon our ability to expand into additional end markets identified by us as opportunities for our LFP batteries. These markets include industrial, specialty and work vehicles, material handling, solar integration, and emergency and standby power in the medium term, and data centers, rail, telecom and distributed on-grid storage in the longer term. Our ability to expand into these markets depends on a number of factors, including the continued growth of these markets, having sufficient capital to expand our product offerings (including in the longer term batteries incorporating, once developed, our solid-state cells) and manufacturing capacity, developing products adapted to customer needs and preferences in these markets, our successful expansion of our manufacturing capabilities in order to meet customer demand, our ability to identify and convert potential customers within these markets and our ability to attract and retain qualified personnel to assist in these efforts. Although we intend to devote resources and management time to understanding these new markets, we may face difficulties in understanding and accurately predicting the demographics, preferences and purchasing habits of customers and consumers in these markets. If we fail to execute on our growth strategies in accordance with our expectations, our sales growth would be limited to the growth of existing products and existing end markets, and this could have a material adverse effect on our business, financial condition and results of operations.

Further, if we are unable to manage the growth of our operations effectively to match the growth in sales, we may incur unexpected expenses and be unable to meet our customers’ requirements, which could materially adversely affect our business, financial condition and results of operations. A key component of our growth strategy is the expansion and automation of our manufacturing sales capacity to address expected growing product demand and to accommodate our production of solid-state cells at scale. This would require the successful automation of additional aspects of our production process, maximizing the capacity of our manufacturing facility from the two lines currently in operation to six lines and implementing production lines specifically adapted to solid-state technology. We have experienced supply delays in obtaining the necessary components to implement our automated adhesive application systems, as well as our pilot production line for our solid-state cells, and we may continue to experience component shortages in the future, which may negatively impact our ability to achieve these aspects of our growth strategy on time or at all. The costs of our expansion and automation efforts may be greater than expected, and we may fail to achieve anticipated cost efficiencies, which could have a material adverse effect on our business, financial condition and results of operations. We must also attract, train and retain a significant number of skilled employees, including engineers, sales and marketing personnel, customer support personnel and management, and the availability of such personnel may be constrained. Failure to effectively manage our growth could also lead us to over-invest or under-invest in development and operations; result in weaknesses in our infrastructure, systems or controls; give rise to operational mistakes, financial losses, loss of productivity or business opportunities; and result in loss of employees and reduced productivity of remaining employees, any of which could have a material adverse effect on our business, financial condition and results of operations.

We currently rely on two suppliers to provide our LFP cells and a single supplier for the manufacture of our battery management system. Any disruption in the operations of these key suppliers could adversely affect our business and results of operations.

We currently rely on two carefully selected cell manufacturers located in China, and a single supplier, also located in China, to manufacture our proprietary battery management system, and we intend to continue to rely on these suppliers going forward.

Our dependence on a limited number of key third-party suppliers exposes us to challenges and risks in ensuring that we maintain adequate supplies required to produce our LFP batteries. Although we carefully manage our inventory and lead-times, we may experience a delay or disruption in our supply chain and/or our current suppliers may not continue to provide us with LFP cells or our battery management systems in our required quantities or to our required specifications and quality levels or at attractive prices. Our close working relationships with our China-based LFP cell suppliers to-date, reflected in our ability to increase our purchase order volumes (qualifying us for related volume-based discounts) and to order and receive delivery of cells in advance of required demand, has helped us moderate or offset increased supply-related costs associated with inflation, currency fluctuations and tariffs imposed on our battery cell imports by the U.S. government and avoid potential shipment delays. If we are unable to enter into or maintain commercial agreements with these suppliers on favorable terms, or if any of these suppliers experience unanticipated delays, disruptions or shutdowns or other difficulties ramping up their supply of products or materials to meet our requirements, our manufacturing operations and customer deliveries would be seriously impacted, potentially resulting in liquidated damages and harm to our customer relationships. Although we believe we could locate alternative suppliers to fulfill our needs, we may be unable to find a sufficient alternative supply in a reasonable time or on commercially reasonable terms.

Further, our dependence on these third-party suppliers entails additional risks, including:

●	inability, failure or unwillingness of third-party suppliers to comply with regulatory requirements;
●	breach of supply agreements by the third-party suppliers;
●	misappropriation or disclosure of our proprietary information, including our trade secrets and know-how;
●	relationships that third-party suppliers may have with others, which may include our competitors, and failure of third-party suppliers to adequately fulfill contractual duties, resulting in the need to enter into alternative arrangements, which may not be available, desirable or cost-effective; and
●	termination or nonrenewal of agreements by third-party suppliers at times that are costly or inconvenient for us.

We may not be able to accurately estimate future demand for our LFP batteries, and our failure to accurately predict our production requirements could result in additional costs or delays.

We seek to maintain an approximately one-year supply of LFP cells and six-month supply of all other components by pre-ordering components in advance of expected demand. However, our business and customer product demand is impacted by trends and factors that may be outside our control. Therefore, our ability to predict our manufacturing requirements is subject to inherent uncertainty. Lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of our batteries to our customers could be delayed, which would harm our business, financial condition and results of operations.

To meet our delivery deadlines, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on our estimate of demand, our past dealings with such customers, economic conditions and other relevant factors. Although we monitor our slow-moving inventory, if customer demand declines significantly, we may have excess inventory which could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Expediting additional material to make up for any shortages within a short time frame could result in increased costs and a delay in meeting orders, which would result in lower profits and negatively impact our reputation. In either case, our results of operations would fluctuate from period to period.

In addition, certain of our competitors may have long-standing relationships with suppliers, which may provide them with a competitive pricing advantage for components and reduce their exposure to volatile raw material costs, including due to inflation. As a result, we may face market-driven downward pricing pressures in the future, which may run counter to the cost of the components required to produce our products. During 2022, in particular, we have seen rising materials costs due to inflation, which we have had to counteract through increases in our product prices, where we believe it is prudent. Our customers may not view this favorably and expect us to cut our costs further and/or to lower the price of our products. We may be unable to increase our sales volumes to offset lower prices (if we choose to implement lower prices), develop new or enhanced products with higher selling prices or margins, or reduce our costs to levels enabling us to remain competitive. Our failure to accomplish any of the foregoing could have a negative impact on our profitability and our business, financial condition and results of operations may ultimately be materially adversely affected.

We are currently, and will likely continue to be, dependent on a single manufacturing facility. If our facility becomes inoperable for any reason, or our automation and expansion plans do not yield the desired effects, our ability to produce our products could be negatively impacted.

All of our battery assembly currently takes place at our 99,000 square foot headquarters and manufacturing facility located in Reno, Nevada. We currently operate two LFP battery production lines, which has been sufficient to meet customer demand. If one or both production lines were to be inoperable for any period of time, we would face delays in meeting orders, which could prevent us from meeting demand or require us to incur unplanned costs, including capital expenditures.

Our facility may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, utility and transportation infrastructure disruptions, acts of war or terrorism, or by public health crises, such as the ongoing COVID-19 pandemic, which may render it difficult or impossible for us to manufacture our products for an extended period of time. The inability to produce our products or the backlog that could develop if our manufacturing facility is inoperable for even a short period of time may result in increased costs, harm to our reputation, a loss of customers or a material adverse effect on our business, financial condition or results of operations. Although we maintain property damage and business interruption insurance , this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, if at all.

Over the next two to three years we plan to automate additional aspects of our two existing LFP battery production lines, add four additional LFP battery production lines and construct and operate a pilot production line for our solid-state cells, all designed to maximize the capacity of our manufacturing facility. Our plans for automation and expansion may experience delays, incur additional costs or cause disruption to our existing production lines. For example, we have experienced supply delays in obtaining the necessary components to implement our automated adhesive application systems, as well as our pilot production line for our solid-state cells, and we may continue to experience component shortages in the future. The costs to successfully achieve our expansion and automation goals may be greater than we expect, and we may fail to achieve our anticipated cost efficiencies, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, while we are generally responsible for delivering products to the customer, we do not maintain our own fleet of delivery vehicles and outsource this function to third parties. Any shortages in trucking capacity, any increase in the cost thereof or any other disruption to the highway systems could limit our ability to deliver our products in a timely manner or at all.

Lithium-ion battery cells have been observed to catch fire or release smoke and flame, which may have a negative impact on our reputation and business.

Our LFP batteries use lithium iron phosphate (LiFePO4) as the cathode material for lithium-ion cells. LFP is intrinsically safer than other battery technologies due to its thermal and chemical stability and LFP batteries are less flammable than lead-acid batteries or lithium-ion batteries using different chemistries. On rare occasions, however, lithium-ion cells can rapidly release the energy they contain by releasing smoke and flames in a manner that can ignite nearby materials and other lithium-ion cells. This faulty result could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Further, negative public perceptions regarding the suitability or safety of lithium-ion cells or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve our products, could seriously harm our business and reputation.

To facilitate an uninterrupted supply of battery cells, we store a significant number of lithium-ion cells at our facility. While we have implemented enhanced safety procedures related to the handling of the cells, any mishandling, other safety issue or fire related to the cells could disrupt our operations. In addition, any accident, whether occurring at our manufacturing facility or from the use of our batteries, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damage. Such damage or injury could lead to adverse publicity and potentially a product recall, which could have a material adverse effect on our brand, business, financial condition and results of operations.

We may be subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or that do not involve our products, could result in adverse publicity or damage to our brand, decreased partner and end-customer demand, and could have a material adverse effect on our business, financial condition and results of operations. The occurrence of any defects in our products could make us liable for damages and legal claims. In addition, we could incur significant costs to correct such issues, potentially including product recalls. We face an inherent risk of exposure to claims in the event that our products do not perform or are claimed not to have performed as expected. We also face risk of exposure to claims because our products may be installed on vehicles (including RVs and marine vessels) that may be involved in crashes or may not perform as expected resulting in death, personal injury or property damage. Liability claims may result in litigation, the occurrence of which could be costly, lengthy and distracting and could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may voluntarily or involuntarily initiate a recall if any products prove to be defective or non-compliant with then-applicable safety standards. Such recalls may involve significant expense and diversion of management attention and other resources, which could damage our brand image in our target end markets, as well as have a material adverse effect on our business, financial condition and results of operations.

A successful product liability claim against us could require us to pay a substantial monetary award. While we maintain product liability insurance, the insurance that we carry may not be sufficient or it may not apply to all situations. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our products and business and could have a material adverse effect on our brand, business, financial condition and results of operations.

We currently rely on software and hardware that is complex and technical, and we expect that our reliance will increase in the future with the introduction of future products. If we are unable to manage the risks inherent in these complex technologies, or if we are unable to address or mitigate technical limitations in our systems, our business could be adversely affected.

Each of our batteries include our proprietary battery management system, which relies on software and hardware manufactured by third parties that is complex and technical. In addition, our battery communications system, expected to launch in the first half of 2023, will utilize third-party software and hardware to store, retrieve, process and manage data. The software and hardware utilized in these systems may contain errors, bugs, vulnerabilities or defects, which may be difficult to detect and/or manage. Although we attempt to remedy any issues that we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production, or may not be to the satisfaction of our customers. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in the software and hardware that we use, we may suffer damage to our brand, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, financial condition and results of operations.

Risks Related to Dragonfly’s Solid-State Technology Development

We face significant engineering challenges in our attempts to develop and manufacture solid-state battery cells and these efforts may be delayed or fail which could reduce consumer spending which could negatively impact our business.

Our solid-state battery development efforts are still ongoing, and we may fail to meet our goal of commercially selling LFP batteries incorporating our manufactured solid-state cells by mid- to late-2023, or at all. We may encounter delays in the design, manufacture and launch of our solid-state battery cells, and in increasing production to scale.

Development and engineering challenges could delay or prevent our production of solid-state battery cells. These difficulties may arise in connection with current and future efforts to optimize the chemistry or physical structure of our solid-state batteries with the goal of enhancing conductivity and power; maximizing cycling capabilities and power results; reducing costs; and developing related mass production manufacturing processes. If we are unable to overcome developmental and engineering challenges, our solid-state battery efforts could fail.

We currently purchase the battery cells incorporated into our LFP batteries and have no experience in manufacturing battery cells. To cost-effectively and rapidly manufacture our solid-state cells at scale for incorporation into our LFP batteries, we plan to utilize currently available spray powder deposition equipment and other commercially available equipment modified to utilize our proprietary dry spray deposition and other technologies and processes. We may experience delays or additional costs in adapting our facility, existing production equipment and LFP battery manufacturing processes (for example, designing a dry room to accommodate our dry spraying processes) to manufacture solid-state cells. Even if we achieve the development and volume production of our solid-state battery that we anticipate, if the cost, cycling and power results or other technology or performance characteristics of the solid-state battery fall short of our targets, our business and results of operations would likely be materially adversely affected.

We expect to make significant investments in our continued research and development of solid-state battery technology development, and we may be unable to adequately control the costs associated with manufacturing our solid-state battery cells.

We will require significant capital to fund our solid-state cell research and development activities, pilot line construction and expansion of our manufacturing capabilities to accommodate large-scale production of solid-state cells. We have not yet produced any solid-state battery cells at volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve rates of throughput, use of electricity and consumables, yield, and rate of automation demonstrated for mature battery, battery material, and ceramic manufacturing processes, that we have not yet achieved. We may not be able to achieve our desired cost benefits and, in turn, we may not be able to provide our solid-state cells at a cost that is attractive to customers. If we are unable to cost-efficiently design, manufacture, market, sell and distribute our solid-state batteries and services, our margins, profitability and prospects would be materially and adversely affected.

If our solid-state batteries fail to perform as expected, our ability to further develop, market and sell our solid-state batteries could be harmed.

Our solid-state battery cells may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. Our solid-state batteries will incorporate components that have not been used individually or in combination in the same manner as the design of our solid-state cells, and that may result in defects and errors, particularly when produced at scale. We may be unable to detect and fix any defects in our solid-state battery cells prior to their incorporation into our solid-state LFP batteries and sale to potential consumers. If our solid-state batteries fail to perform as expected, we could lose customers, or be forced to delay deliveries, terminate orders or initiate product recalls, each of which could adversely affect our sales and brand and would have a material adverse effect on our business, financial condition and results of operations.

We expect to rely on machinery used in other large-scale commercial applications, modified to incorporate our proprietary technologies and processes, in order to mass produce solid-state battery cells, which exposes us to a significant degree of risk and uncertainty in terms of scaling production, operational performance and costs.

We expect to rely on machinery used in other large-scale commercial applications to mass produce our solid-state battery cells. Doing so will require us to work closely with the equipment provider to modify this machinery to effectively integrate our proprietary solid-state technology and processes in order to create the equipment we need for the production of solid-state cells. This integration work will involve a significant degree of uncertainty and risk and may result in delays in scaling up production of our solid-state cells or result in additional cost to us.

Such machinery is likely to suffer unexpected malfunctions from time to time and will require repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions may significantly affect the intended operational efficiency of, and therefore expected cost-efficiency associated with, our production equipment. In addition, because this machinery has not been used to manufacture and assemble solid-state battery cells, the operational performance and costs associated with repairing and maintaining this equipment can be difficult to predict and may be influenced by factors outside of our control, including failures by suppliers to deliver necessary components of our products in a timely manner and at prices acceptable to us, the risk of environmental hazards and the cost of any required remediation and damages or defects already present in the machinery.

Operational problems with our manufacturing equipment could result in personal injury to or death of workers, the loss of production equipment or damage to our manufacturing facility, which could result in monetary losses, delays and unanticipated fluctuations in production. In addition, we may be subject to administrative fines, increased insurance costs or potential legal liabilities. Any of these operational problems could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Intellectual Property

We rely heavily upon our intellectual property portfolio. If we are unable to protect our intellectual property rights, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patent, copyright, trademark and trade secret laws in the United States and other jurisdictions to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through non-disclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent unauthorized use may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition.

In addition, available intellectual property laws and contractual remedies in some jurisdictions may afford less protection than needed to safeguard our intellectual property portfolio. Intellectual property laws vary significantly throughout the world. The laws of a number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong, or as easily enforced, outside of the United States, and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult to undertake outside of the United States. In addition, while we have filed for and obtained certain intellectual property rights in commercially relevant jurisdictions, we have not sought protection for our intellectual property rights in every possible jurisdiction. Failure to adequately protect our intellectual property rights could result in competitors using our intellectual property to make, have made, use, import, develop, have developed, sell or have sold their own products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain intellectual property rights that would prevent, limit or interfere with our ability to make, have made, use, import, develop, have developed, sell or have sold our products, which could make it more difficult for us to operate our business. From time to time, we may receive inquiries from holders of intellectual property rights inquiring whether we are infringing their rights and/or seek court declarations that they do not infringe upon our intellectual property rights. Entities holding intellectual property rights relating to our technology, including, but not limited to, batteries, battery materials, encapsulated powders, spray deposition of battery materials, and alternator regulators, may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. For example, patents and patent applications owned by third parties may present freedom to operate (“FTO”) questions with regards to the precoated feedstock materials for the spray deposition process depending on the final material selections that are used, although we believe that Dragonfly owns a patent application that pre-dates their patents and patent applications of interest such that Dragonfly’s patent application may act as a basis for an invalidity position. However, it is possible that a court may not agree that Dragonfly’s patent application invalidates the patents and patent applications of interest. Additionally, a prior allegation of infringement was raised by a separate third party with regards to the alternator regulators that Dragonfly plans to sell, although Dragonfly believes the referenced patent is invalid in view of an earlier sale of a product that the third party was made aware of and no further communications have been received from the third party since they were made aware of this position on December 18, 2020. Any such litigation or claims, whether or not valid or successful, could result in substantial costs and diversion of resources and management’s attention. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease using, making, having made, selling, having sold, developing, having developed or importing products that incorporate the infringed intellectual property rights;
●	pay substantial damages;
●	obtain a license from the holder of the infringed intellectual property rights, which license may not be available on reasonable terms or at all; or
●	redesign our processes or products, which may result in inferior products or processes.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to or design around the infringed intellectual property rights, our business, prospects, operating results and financial condition could be materially adversely affected.

Our current and future patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

Our current and future patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products or technology similar to ours. The outcome of patent applications involves complex legal and factual questions and the breadth of claims that will be allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our current issued patents, and any patents that may be issued to us in the future, will afford protection that covers our commercial processes, systems and products or that will afford protection against competitors with similar products or technology. Numerous prior art patents and pending patent applications owned by others, as well as prior art non-patent literature, exist in the fields in which we have developed and are developing our technology, which may preclude our ability to obtain a desired scope of protection in the desired fields. In addition to potential prior art concerns, any of our existing patents, pending patent applications, or future issued patents or patent applications may also be challenged on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our current or future patent applications succeed and patents are issued, it is still uncertain whether our current or future patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than the United States. In addition, the claims under our current or future patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting our current or future patents. In addition, our current or future patents may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

General Risk Factors

The uncertainty in global economic conditions, including as a result of the COVID-19 pandemic and the Russia-Ukraine conflict, could reduce consumer spending and disrupt our supply chain which could negatively affect our results of operations.

Our results of operations are directly affected by the general global economic conditions that impact our main end markets. The uncertainty in global economic conditions can result in substantial volatility, which can affect our business by reducing customer spending and the prices that our customers may be able or willing to pay for our products, which in turn could negatively impact our sales and result in a material adverse effect on our business financial condition and results of operations.

The COVID-19 pandemic has caused, and could in the future continue to cause, and other factors could contribute to causing, delays or disruptions in our supply chain and labor shortages and shutdowns, which would be disruptive to the production of our batteries and would adversely impact our business. For example, we experienced shortages and workforce slowdowns at our manufacturing facility due to stay-at-home mandates, delays in shipping finished products to customers and some delays in our receiving non-critical battery components. In addition, the spreading of the virus may make it more difficult for us to find alternative suppliers due to the high concentration of such suppliers located in China. Any performance failure on the part of any of our significant suppliers could interrupt production of our products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, the severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing and hard to predict. A prolonged or worsened COVID-19 pandemic could cause continued supply disruptions which could lead to a reduction in manufacturing, lead to extended disruption of economic activity and make it difficult for us to predict demand for our products. In addition, while the COVID-19 pandemic may, for a period, positively impact our battery sales as more consumers adopt the RV lifestyle, there is no guarantee that any such increase would be sustained, which could cause our results of operations to fluctuate.

As a result of sanctions imposed in relation to the Russia-Ukraine conflict, gas prices in the United States have risen to historic levels. This rise in price may cause a decrease in RV travel, which could ultimately negatively impact sales of our batteries for RVs. Further escalation of the Russia-Ukraine conflict and the subsequent response, including further sanctions or other restrictive actions, by the United States and/or other countries could also adversely impact our supply chain, partners or customers. The extent and duration of the situation in Ukraine, resulting sanctions and resulting future market disruptions are impossible to predict but could be significant. Any such disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, boycotts or changes in consumer or purchaser preferences, sanctions, tariffs or cyberattacks, may impact the global economy and adversely affect commodity prices.

Furthermore, the cost of our components is a key element in the cost of our products. Increases in the prices of our components, including if our suppliers choose to pass through their increased costs to us, would result in increased production costs, which may result in a decrease in our margins and may have a material adverse effect on our business financial condition and results of operations. We have historically offset cost increases through careful management of our inventory of supplies, ordering six months to a year in advance, and increasing our purchase order volumes to qualify for volume-based discounts, rather than increase prices to customers. However, as we have done in 2022, we may increase prices from time to time, which may not be sufficient to offset material price inflation and which may result in loss of customers if they believe our products are no longer competitively priced. In addition, if we are required to spend a prolonged period of time negotiating price increases with our suppliers, we may be further delayed in receiving the components necessary to manufacture our products and/or implement aspects of our growth strategy.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components for our battery packs or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our financial condition and results of operations.

Because our key suppliers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. For example, trade tensions between the United States and China have been escalating in recent years. Most notably, several rounds of U.S. tariffs have been placed on Chinese goods being exported to the United States. Each of these U.S. tariff impositions against Chinese exports was followed by a round of retaliatory Chinese tariffs on U.S. exports to China. Our LFP battery cells, battery management systems and other components we purchase from China have been, and may in the future be, subject to these tariffs, which could increase our manufacturing costs and could make our products, if successfully developed and approved, less competitive than those of our competitors whose inputs are not subject to these tariffs. We may otherwise experience supply disruptions or delays, and although we carefully manage our inventory and lead-times, our suppliers may not continue to provide us with LFP cells or our battery management systems in our required quantities, to our required specifications and quality levels or at attractive prices.

Further, we may be unable to control price fluctuations for these components or negotiate supply agreements on favorable terms to us. We may also be exposed to fluctuations in the value of the U.S. dollar relative to the Renminbi with any appreciation in the value of the Renminbi increasing our costs for components sourced from China. Substantial increases in the prices for our components would increase our operating costs and negatively impact our results of operations.

The loss of one or more members of our senior management team, other key personnel or our failure to attract additional qualified personnel may adversely affect our business and our ability to achieve our anticipated level of growth.

We are highly dependent on the talent and services of Denis Phares, our Chief Executive Officer, Sean Nichols, our Chief Operating Officer, and other senior technical and management personnel, including our executive officers, who would be difficult to replace. The loss of Mr. Phares, Mr. Nichols or other key personnel would disrupt our business and harm our results of operations, and we may not be able to successfully attract and retain senior leadership necessary to grow our business.

Our future success also depends on our ability to attract and retain other key employees and qualified personnel, and our operations may be severely disrupted if we lost their services. As we become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate, and retain these personnel could impact our ability to successfully grow our operations and execute our strategy.

Our operating and financial results forecast relies in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflects current estimates of future performance. Whether actual operating and financial results and business developments will be consistent with our expectations and assumptions as reflected in our forecasts depends on a number of factors, many of which are outside our control, including:

●	increased sales to RV OEM customers with whom the Company has existing relationships;
●	increased sales with our existing end markets;
●	sales to additional adjacent end markets;

●	the successful introduction of new products;
●	our ability to implement planned automation and expansion efforts;
●	continued supply from our carefully selected cell manufacturers;
●	our ability to offset supplier price increases and any emerging inflationary price pressures through inventory management, volume-based supplier discounts and potential price increases to customers;
●	the successful development of our solid state battery technology; and
●	other factors, including our ability to obtain sufficient capital to sustain and grow our business, our ability to manage our growth and our ability to retain existing key management, integrate recent hires and attract, retain, and motivate qualified personnel.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our business, financial condition and results of operations.

Our website, systems, and the data we maintain may be subject to intentional disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems, as well as with respect to the data stored on or processed by these systems. Advances in technology, and an increase in the level of sophistication, expertise and resources of hackers, could result in a compromise or breach of our systems or of security measures used in our business to protect confidential information, personal information, and other data.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business (including third-party data centers and other information technology systems provided by third parties) are and will be vulnerable to damage or interruption. Such systems could also be subject to break-ins, sabotage and intentional acts of vandalism, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, or others. Some of the systems used in our business will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business could result in lengthy interruptions in our service.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

We have experienced significant growth in our business, and our future success depends, in part, on our ability to manage our business as it continues to expand. We have dedicated resources to expanding our manufacturing capabilities, exploring adjacent addressable markets and our solid-state cell research and development. If not managed effectively, this growth could result in the over-extension of our operating infrastructure, management systems and information technology systems. Internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in our businesses may cause damage to our brand or otherwise have a material adverse effect on our business, financial condition and results of operations.

We may expand our business through acquisitions in the future, and any future acquisition may not be accretive and may negatively affect our business.

As part of our growth strategy, we may make future investments in businesses, new technologies, services and other assets that complement our business. We could fail to realize the anticipated benefits from these activities or experience delays or inefficiencies in realizing such benefits. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disruption to our ongoing operations, management distraction, exposure to additional liabilities and increased expenses, any of which could adversely impact our business, financial condition and results of operations. Our ability to make these acquisitions and investments could be restricted by the terms of our current and future indebtedness and to pay for these investments we may use cash on hand, incur additional debt or issue equity securities, each of which may affect our financial condition or the value of our stock and could result in dilution to our stockholders. Additional debt would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations.

Our operations are subject to a variety of environmental, health and safety rules that can bring scrutiny from regulatory agencies and increase our costs.

Our operations are subject to environmental, health and safety rules, laws and regulations and we may be subject to additional regulations as our operations develop and expand. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. While we believe that the policies and programs we have in place are reasonably designed and implemented to assure compliance with these requirements and to avoid hazardous substance release liability with respect to our manufacturing facility, we may be faced with new or more stringent compliance obligations that could impose substantial costs.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”). The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation. Our policies and procedures designed to ensure compliance with these regulations may not be sufficient and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our reputation, business, financial condition and results of operation.

From time to time, we may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant and which may harm our reputation. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and any such exposure may be material. Regardless of outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Environmental, social and governance matters may cause us to incur additional costs.

Some legislatures, government agencies and listing exchanges have mandated or proposed, and others may in the future further mandate, certain environmental, social and governance (“ESG”) disclosure or performance. For example, the Securities and Exchange Commission has proposed rules that would mandate certain climate-related disclosures. In addition, we may face reputational damage in the event our corporate responsibility initiatives or objectives do not meet the standards or expectations of shareholders, prospective investors, lawmakers, listing exchanges or other stakeholders. Failure to comply with ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact the value of our stock and related cost of capital, and limit our ability to fund future growth, or result in increased investigations and litigation.

Risks Related to Dragonfly’s Financial Position and Capital Requirements

Our business is capital intensive, and we may not be able to raise additional capital on attractive terms, if at all. Any further indebtedness we incur may limit our operational flexibility in the future.

Over time, we expect that we will need to raise additional funds, including through the issuance of equity, equity-related or debt securities or by obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs, such as research and development relating to our solid-state batteries, expansion of our facilities, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could experience significant dilution. Any equity securities issued may provide for rights, preferences, or privileges senior to those of common stockholders. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of common stockholders.

As of June 30, 2022, we had approximately $40.1 million in outstanding indebtedness. We may be unable to repay our indebtedness when due, or we may be unable to refinance our indebtedness on acceptable terms or at all. The incurrence of additional debt could adversely impact our business, including limiting our operational flexibility by:

●	making it difficult for us to pay other obligations;
●	increasing our cost of borrowing from other sources;
●	making it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, investments, acquisitions, debt service requirements, or other purposes;
●	restricting us from making acquisitions or causing us to make divestitures or similar transactions;
●	requiring us to dedicate a substantial portion of our cash flow from operations to service and repay our indebtedness, reducing the amount of cash flow available for other purposes;
●	placing us at a competitive disadvantage compared to our less leveraged competitors; and
●	limiting our flexibility in planning for and reacting to changes in our business.

Restrictions imposed by our outstanding indebtedness and any future indebtedness may limit our ability to operate our business and to finance our future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The agreements governing our indebtedness restrict us from engaging in specified types of transactions. These restrictive covenants restrict our ability to, among other things:

●	incur additional indebtedness;
●	create or incur encumbrances or liens;
●	engage in consolidations, amalgamations, mergers, acquisitions, liquidations, dissolutions or dispositions;
●	sell, transfer or otherwise dispose of assets; and
●	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, our stock.

Under the agreements governing our indebtedness, we are also subject to certain financial covenants, including maintaining minimum levels of Adjusted EBITDA, maximum capital expenditure levels and a minimum fixed charge coverage ratio. We cannot guarantee that we will be able to maintain compliance with these covenants or, if we fail to do so, that we will be able to obtain waivers from the applicable lender(s) and/or amend the covenants. Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to our business.

A breach of any of the covenants in the agreements governing our existing or future indebtedness could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness, and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our existing or future credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, our obligations under our indebtedness are secured by, among other things, a security interest in our intellectual property. During the existence of an event of default under our credit agreements, the applicable lender could exercise its rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for our obligations under such credit facility.

We will enter into the definitive documentation with respect to the Term Loan for the purposes of consummating the Business Combination which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Each Initial Term Loan Lender has acknowledged and agreed that it has no right of set-off or any right, title, interest or any claim of any kind, to, or to any monies or other assets in, the Trust Account in connection with the Term Loan prior to the Closing Date. The definitive agreements governing the Term Loan that will be entered into at Closing, will impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities which may adversely affect the ability of New Dragonfly and its subsidiaries to finance capital expenditures, acquisitions, debt service requirements or to engage in new business activities or otherwise adversely affect their ability execute their business strategy compared to competitors who have less debt. In some cases, these restrictions will require New Dragonfly and its subsidiaries to comply with or maintain certain financial tests and ratios, including a requirement with respect to the Term Loan to maintain a leverage ratio below an agreed-upon level, a minimum fixed charge coverage ratio and a minimum monthly liquidity level. Subject to certain exceptions, such agreements would likely restrict the ability of New Dragonfly and its subsidiaries to, among other things:

●	declare dividends or redeem or repurchase capital stock;
●	prepay, redeem or purchase other debt;
●	incur liens or additional indebtedness;
●	make loans, guarantees, acquisitions and other investments;
●	engage in sale and leaseback transactions;
●	amend or otherwise alter debt and other material agreements;
●	engage in mergers or asset sales;
●	engage in new business activities;
●	engage in transactions with affiliates; and
●	enter into arrangements that would prohibit granting liens or restrict the ability of subsidiaries to pay dividends, make loans or investments or transfer assets.

Further, various risks, uncertainties and events beyond our or New Dragonfly’s control could affect the ability of New Dragonfly or its subsidiaries to comply with these covenants. Failure to comply with any of the covenants in existing or future financing agreements, including with respect to the Term Loan, could result in a default under those agreements and under other agreements containing cross-default provisions. Such a default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing such debt. Under these circumstances, New Dragonfly might not have sufficient funds or other resources to satisfy all of its obligations. New Dragonfly’s obligations under the Term Loan will be secured by, among other things, a security interest in its intellectual property and all the shares of New Dragonfly’s Nevada operating subsidiary. During the existence of an event of default under the Term Loan, the Term Loan Lenders could exercise their rights and remedies thereunder, including initiating foreclosure proceedings against any assets constituting collateral for New Dragonfly’s Term Loan obligations, which would materially and adversely affect New Dragonfly’s financial condition and results of operations. In addition, the limitations imposed by existing and future financing agreements on New Dragonfly’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing. We cannot assure you that New Dragonfly will be granted waivers or amendments to these agreements if for any reason New Dragonfly is unable to comply with these agreements or that New Dragonfly will be able to refinance outstanding debt on terms acceptable to it, or at all.

Dragonfly’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and following the Business Combination, New Dragonfly’s ability to report its results of operations and financial condition accurately and in a timely manner.

Dragonfly’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company, New Dragonfly’s management will be required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, Dragonfly’s management identified material weaknesses in its internal control over financial reporting relating to (i) inadequate segregation of duties; (ii) lack of appropriate technology controls; and (iii) deficiency in the design of controls around account reconciliations and operational activity. As a result of these material weaknesses, Dragonfly’s management concluded that its internal control over financial reporting was not effective as of December 31, 2021, and December 31, 2020.

Dragonfly is in the process of developing a plan to remediate these material weaknesses. It has recently implemented an ERP system and hired a new Chief Financial Officer, and will continue to identify additional appropriate remediation measures. However, the material weaknesses will not be considered remediated until the remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and New Dragonfly has concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, Dragonfly cannot predict the success of such efforts or the outcome of future assessments of the remediation efforts. Dragonfly’s and, following the Business Combination, New Dragonfly’s, efforts may not remediate these material weaknesses in internal controls over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in New Dragonfly’s consolidated financial statements that could result in a restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in New Dragonfly and cause a decline in its equity value. Additionally, ineffective internal controls could expose New Dragonfly to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject it to potential delisting from the stock exchange on which it lists, or to other regulatory investigations and civil or criminal sanctions.

As a public company, subject to limited exceptions following the Business Combination, New Dragonfly will be required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by New Dragonfly’s management in internal control over financial reporting. If in the future New Dragonfly is no longer classified under the definition of an “emerging growth company,” its independent registered public accounting firm will also be required, pursuant to Section 404(b) of the Sarbanes-Oxley Act, to attest to the effectiveness of its internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. New Dragonfly will be required to disclose material changes made in its internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject New Dragonfly to sanctions or investigations by the SEC, the stock exchange on which its securities are listed, or other regulatory authorities, which would require additional financial and management resources.

Risks Related to Ownership of Chardan Securities and the Business Combination

Except where noted or the context otherwise requires, as used in this subsection, the terms “we,” “us,” “our,” “our company,” “our business” and similar terms refer to Chardan.

The Sponsor and the Insiders have agreed to vote in favor of the Business Combination, regardless of how Chardan’s public stockholders vote.

The Sponsor and the Insiders have agreed to vote any shares of common stock owned by them in favor of the business combination proposal. As of the date of this proxy statement, the Sponsor and the Insiders own shares equal to approximately 50.6% of Chardan’s issued and outstanding shares of common stock. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the Sponsor and the Insiders agreed to vote any shares of common stock owned by them in accordance with the majority of the shares represented at the special meeting by the public stockholders.

The Sponsor, certain members of the Chardan Board and certain Chardan officers have interests in the Business Combination that are different from or are in addition to the Chardan stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement.

When considering the Chardan Board’s recommendation that our stockholders vote in favor of the approval of the business combination proposal and the other proposals described in this proxy statement, our stockholders should be aware that the Sponsor and certain directors and officers of Chardan have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. These interests include:

●	None of Chardan’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.
●	Each of Chardan’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.
●	Mr. Grossman is the sole member of Sponsor and Holdings. Mr. Grossman is the Chief Executive Officer of, and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking of, Chardan Capital Markets, an affiliate of the Sponsor. Mr. Grossman and Mr. Propper are also members of the board of directors of Chardan Capital Markets. Mr. Grossman is also the managing member of Chardan International Investments, LLC, an affiliate of the Sponsor.
●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, the Sponsor, officers, directors and other affiliates and holders of Founder Shares will own approximately 7.9% of New Dragonfly (including the PIPE Investment). This level of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,876,847 shares being issuable, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.
●	If the Business Combination or another business combination is not consummated by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents), Chardan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Chardan Capital Markets would also not be entitled to receive the fees described below in such an event.
●	On July 23, 2020, the Sponsor purchased 1,000,000 shares of common stock of Chardan for an aggregate purchase price of $25,000. On March 4, 2021, Chardan effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of common stock being held by the Sponsor (an affiliate of Chardan Capital Markets). On August 10, 2021, Chardan effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus the Founder Shares are no longer subject to forfeiture. Such shares had an aggregate market value of approximately $32,067,750 based upon the closing price of $10.14 per share on the Nasdaq on July 19, 2022. In May and June 2021, the Sponsor transferred 20,000 Founder Shares to each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins.
●	Pursuant to the terms of the Business Combination Marketing Agreement Chardan engaged Chardan Capital Markets, an affiliate of Sponsor, as an advisor in connection with its business combination. Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.
●	Simultaneously with the closing of the Chardan IPO, Holdings (an affiliate of Sponsor and Chardan Capital Markets) purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per private placement warrant ($4,052,000 in the aggregate). Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Holdings purchased an additional 266,402 private warrants at a purchase price of $0.93 per private placement warrant. Each private placement warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share. The proceeds from the private warrants were added to the proceeds from the Chardan IPO to be held in the Trust Account. The private warrants had an aggregate market value of $1,156,964.50 based upon the closing price of approximately $0.25 per share on the Nasdaq on July 19, 2022. The private warrants will become worthless if Chardan does not consummate a business combination by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents).
●	Perry Boyle, current director of Chardan, will become a director of New Dragonfly after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the post-combination board of directors determines to pay to its executive and non-executive directors.
●	If Chardan is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan for services rendered or contracted for or products sold to Chardan. If Chardan consummates an initial business combination, on the other hand, Chardan will be liable for all such claims.
●	Chardan’s officers and directors, and their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Chardan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Chardan fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, Chardan may not be able to reimburse these expenses if the Business Combination or another initial business combination is not completed within the completion window.
●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.
●	In connection with the Business Combination, Chardan and the Sponsor, an affiliate of Chardan Capital Markets, entered into the Subscription Agreement, which provides for the Sponsor to purchase an aggregate of 500,000 shares of Chardan common stock upon the terms as set forth in the Subscription Agreement. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to and on the terms of the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions. Further, New Dragonfly will agree to issue Equity Facility Commitment Shares having a value of $1 million determined based on the applicable trading price at the time of issuance to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Equity Facility Letter Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Pursuant to the Debt Commitment Letter, the Chardan Lender has agreed to provide 60% of the commitment with respect to the Term Loan on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into the Backstop Commitment Letter with the Backstop Lender. The Chardan Lender is entitled to payment of fees in connection with the Term Loan pursuant to the fee letter entered into in connection with the Debt Commitment Letter, but, in accordance with the terms of the Backstop Commitment Letter, such fees are to be paid to the Backstop Lenders on the Closing Date. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the Chardan IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Dragonfly common stock trades below the price paid for the units in the Chardan IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.
●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Dragonfly, and completing an initial business combination with Dragonfly and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents) for completing an initial business combination nears.

The Chardan Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the Chardan stockholders that they vote “FOR” the proposals presented at the special meeting.

The Sponsor may have interests in the Business Combination different from the interests of Chardan’s public stockholders.

The Sponsor has financial interests in the Business Combination that are different from, or in addition to, those of other Chardan stockholders generally. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. In addition, the Sponsor may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to shareholders, rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor may have a conflict of interest in determining whether Dragonfly is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination. See the sections entitled “Summary of the Proxy Statement — Interests of Certain Persons in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The Chardan Board was aware of and considered these interests, among other matters, in evaluating and unanimously approving the Business Combination and in recommending to Chardan stockholders that they approve the Business Combination.

The Sponsor, Chardan’s directors and affiliates of Chardan’s management team may receive a positive return on the 3,162,500 Founder Shares and 4,627,858 private placement warrants even if Chardan’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If Chardan is able to complete a business combination within the required time period, the Sponsor may receive a positive return on the 3,162,500 Founder Shares, which were acquired by the Sponsor for an aggregate purchase price of $25,000 prior to Chardan’s IPO, and the 4,627,858 private placement warrants (including 266,402 private warrants in connection with the underwriters’ over-allotment option), which were acquired for an aggregate purchase price of $4,299,500 (or $0.93 per warrant) concurrently with completion of Chardan’s IPO and also in connection with exercise of the underwriters’ over-allotment option, even if Chardan’s public stockholders experience a negative return on their investment in Chardan common stock and Chardan warrants after consummation of the Business Combination.

Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing; Chardan Capital Markets will not receive these fees in the event the Business Combination is not consummated.

Our private warrants are currently accounted for as liabilities and the changes in value of our private warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing Chardan’s private warrants. As a result of the SEC Statement, Chardan reevaluated the accounting treatment of the private warrants and determined to classify the private warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings. As a result, included on Chardan’s balance sheet as of September 30, 2021 are derivative liabilities related to embedded features contained within the private warrants. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our private warrants each reporting period and that the amount of such gains or losses could be material.

We identified a material weakness in our internal control over financial reporting. This material weakness could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management also evaluates the effectiveness of our internal controls and we will disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or surrounding interim financial statements will not be prevented or detected on a timely basis.

We have implemented a remediation plan, described under Item 4, Controls and Procedures of our June 30, 2022 Form 10-Q filed with the SEC on August 17, 2022, to remediate the material weakness related to our historical presentation of our private warrants but can give no assurance that the measures we have taken will prevent any future material weaknesses or deficiencies in internal control over financial reporting. Even though we have strengthened our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Chardan and, following the Business Combination, New Dragonfly, may face litigation and other risks as a result of the material weakness in Chardan’s internal control over financial reporting.

Following the issuance of the SEC Statement, Chardan’s management and audit committee concluded that it was appropriate to revise its previously issued financial statements as of and for the year ended December 31, 2020, as well as certain interim periods within 2020, on Form 10-Q filed with the SEC on November 15, 2021. See above under the heading “— Our private warrants are currently accounted for as liabilities and the changes in value of our private warrants could have a material effect on our financial results.” As part of the restatement, Chardan identified a material weakness in its internal controls over financial reporting.

As a result of such material weakness, the restatement, the change in accounting for the warrants and other matters raised or that may in the future be raised by the SEC, Chardan and, following the Business Combination, New Dragonfly, face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in Chardan’s internal control over financial reporting and the preparation of its financial statements. Any such litigation or dispute, whether successful or not, could have a material adverse effect on Chardan’s business, results of operations and financial condition or its ability to complete the Business Combination and related transactions.

The Nasdaq may not continue to list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our common stock and public warrants are currently listed on the Nasdaq and will be listed on the Nasdaq upon consummation of the Business Combination. Our continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that New Dragonfly will be able to comply with the continued listing standards of the Nasdaq following the Business Combination. If, after the Business Combination, the Nasdaq delists New Dragonfly common stock from trading on its exchange for failure to meet the listing standards, Chardan’s stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for New Dragonfly’s securities;
●	reduced liquidity for New Dragonfly’s securities;
●	a determination that New Dragonfly common stock is a “penny stock,” which would require brokers trading in such securities to adhere to more stringent rules, could adversely impact the value of New Dragonfly’s securities and/or possibly result in a reduced level of trading activity in the secondary trading market for New Dragonfly’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Future resales of our outstanding securities, including the registration of securities for resale under the Registration Rights Agreement, may cause the market price of our securities to drop significantly, even if our business is doing well.

New Dragonfly will have 56,567,623 shares of common stock outstanding immediately following the consummation of the Business Combination (assuming that no shares of Chardan common stock are redeemed by Chardan stockholders) and excluding the Earnout Consideration, but including the common stock issued in connection to the PIPE Investment, and there may be a large number of shares of New Dragonfly common stock sold in the market following the consummation of the Business Combination, or shortly thereafter. In addition, Chardan will issue to the Facilities Lenders the warrants, which includes the Penny Warrants exercisable to purchase 3.6% of New Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date, and the $10 Warrants exercisable to purchase 1.6 million shares of New Dragonfly’s common stock.

At the closing of the Business Combination, New Dragonfly will enter into the Registration Rights Agreement with certain stockholders party thereto, pursuant to which, among other things, such stockholders will be entitled to customary registration rights following their respective lock-up periods. The sale or possibility of sale of these securities could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our common stock.

The Sponsor is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event an initial business combination is not consummated. It has also agreed to pay for any liquidation expenses if an initial business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Business Combination.

If the Business Combination or another initial business combination is not consummated by Chardan within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan for services rendered or contracted for or products sold to Chardan. If Chardan consummates an initial business combination, including the Business Combination, on the other hand, Chardan will instead be liable for all such claims. Please see the section entitled “Other Information Related to Chardan — Liquidation if No Business Combination” for further information. If Chardan is required to be liquidated and there are no funds remaining to pay the costs associated with the implementation and completion of such liquidation, the Sponsor has also agreed to pay the funds necessary to complete such liquidation and not to seek repayment for such expense. We currently do not anticipate that such funds will be insufficient.

These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Business Combination and to continue to pursue the Business Combination. In considering the recommendations of the Chardan Board to vote for the business combination proposal and the other proposals described in this proxy statement, Chardan’s stockholders should consider these interests.

The exercise of Chardan’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Chardan’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Chardan to agree to amend the Business Combination Agreement, to consent to certain actions to be taken by Dragonfly or to waive rights that Chardan is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Dragonfly’s business, a request by Dragonfly to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Dragonfly’s business and would entitle Chardan to terminate the Business Combination Agreement. In any such circumstances, it would be at Chardan’s discretion, acting through the Chardan Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what such directors believe is best for Chardan and what he or they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement, Chardan does not believe there will be any material changes or waivers that Chardan’s directors and officers would be likely to make after the mailing of this proxy statement. To the extent required by law, Chardan will circulate a new or amended proxy statement or supplement thereto in the event there are any changes to the terms of the Business Combination Agreement or the Business Combination that would have a material impact on its stockholders or are required prior to the vote on the business combination proposal.

If Chardan is unable to complete the Business Combination or another initial business combination by August 13, 2022 (or by the new deadline set pursuant to Chardan’s covenant to extend the August 13, 2022 deadline under the Business Combination Agreement pursuant to the Chardan Organizational Documents), Chardan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, third parties may bring claims against Chardan and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.

Under the terms of Chardan’s current certificate of incorporation, Chardan must complete an initial business combination before the end of the completion window, or Chardan must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, third parties may bring claims against Chardan. Although Chardan has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of Chardan’s public stockholders. If Chardan is unable to complete an initial business combination within the completion window, the Insiders have agreed to waive their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them. The Insiders have also agreed they will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan for services rendered or contracted for or products sold to Chardan. However, they may not be able to meet such obligation. Therefore, the per-share distribution amount from the trust account in such a situation may be less than $10.00 due to such claims.

Additionally, if Chardan is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if Chardan otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, Chardan may not be able to return to its public stockholders at least $10.00 per share.

Chardan’s stockholders may be held liable for claims by third parties against Chardan to the extent of distributions received by them.

If Chardan is unable to complete the Business Combination or another initial business combination within the completion window, Chardan will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably practicable following such redemption, subject to the approval of its remaining stockholders and the Chardan Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject (in the case of (ii) and (iii) above) to its obligations to provide for claims of creditors and the requirements of applicable law. Chardan cannot assure you that it will properly assess all claims that may be potentially brought against Chardan. As such, Chardan’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Chardan cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by Chardan.

If Chardan is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Chardan’s stockholders. Furthermore, because Chardan intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete an initial business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Chardan Board may be viewed as having breached its fiduciary duties to Chardan’s creditors and/or may have acted in bad faith, thereby exposing itself and Chardan to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Chardan cannot assure you that claims will not be brought against it for these reasons.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed, and any persons who may become officers or directors prior to an initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (a) we have sufficient funds outside of the trust account or (b) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Chardan’s public stockholders will experience immediate dilution as a consequence of, among other transactions, the issuance of Chardan common stock as consideration in the Business Combination, the PIPE Investment, the Term Loan, and the Equity Facility in addition to immediate dilution from the issuance of the Equity Facility Commitment Shares. Having a minority share position may reduce the influence that Chardan’s current stockholders have on the management of New Dragonfly.

Chardan’s public stockholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that Chardan’s current stockholders have on the management of New Dragonfly.

It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, Chardan’s public stockholders will retain an ownership interest of approximately 6.6% of New Dragonfly, the Term Loan Lenders will own approximately 3.7% of New Dragonfly assuming the exercise of all Penny Warrants, the Sponsor, officers, directors and other holders of Founder Shares will retain an ownership interest of approximately 7.9% of New Dragonfly (including the PIPE Investment), and the Dragonfly stockholders will own approximately 81.8% (excluding the 40,000,000 Earnout Shares) of New Dragonfly. These levels of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) include the impact of the redemption of 9,556,652 Chardan ordinary shares in connection with the Charter Amendment and assume that no additional Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.

If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Chardan stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The following table shows all possible sources and the extent of dilution, pursuant to the issuance or exercise and conversion (as applicable) of all Earnout Shares, public and private warrants, Dragonfly Options, Penny Warrants, and $10 Warrants, that our shareholders who elect not to redeem their shares may experience in connection with the Business Combination, assuming minimum redemption and maximum redemption scenarios:

	Minimum		10%		50%		75%		Maximum
	Redemptions(1)%		Redemption(2)%		Redemption(3)%		Redemption(4)%		Redemption(5)%
Dragonfly existing shareholders(6)	85,382,139	77.9%	85,327,439	78.2%	85,108,789	79.1%	84,972,039	79.6%	84,835,389	80.2%
Chardan existing public stockholders(7)(8)	12,580,848	11.5%	12,271,513	11.2%	11,034,174	10.2%	10,260,837	9.6%	9,487,500	9.0%
Initial Stockholders(9)(10)	8,290,358	7.6%	8,290,358	7.6%	8,290,358	7.7%	8,290,358	7.8%	8,290,358	7.8%
Term Loan Lender(11)	3,308,901	3.0%	3,297,361	3.0%	3,251,199	3.0%	3,222,348	3.0%	3,193,498	3.0%
Pro forma fully diluted Common Stock(12)	109,562,246	100.0%	109,186,671	100.0%	107,684,520	100.0%	106,745,582	100.0%	105,806,745	100.0%
(1)	Assumes that no additional Chardan public stockholders are redeemed.
(2)	Assumes that 309,335 Chardan public shares are redeemed for aggregate redemption payments of approximately $3,166,058, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.
(3)	Assumes that 1,546,674 Chardan public shares are redeemed for aggregate redemption payments of approximately $15,830,290, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.
(4)	Assumes that 2,320,011 Chardan public shares are redeemed for aggregate redemption payments of approximately $23,745,434, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.
(5)	Assumes that 3,093,348 Chardan public shares are redeemed for aggregate redemption payments of approximately $31,660,579, assuming a $10.24 per share redemption price and based on funds in the Trust Account as of August 11, 2022.
(6)	Includes (i) 38,189,691 shares of Common Stock issued at Closing and inclusive of the THOR Investment, (ii) 40,000,000 Earnout Shares payable in three tranches subject to achievement of specified financial information milestones for 2023 or post-Closing trading price milestones for New Dragonfly Common Stock, (iii) shares issuable in connection with outstanding Dragonfly options, and (iv) shares initially available for issuance pursuant to the 2022 Plan. The shares available for issuance pursuant to the 2022 Plan is assumed to be 4% of fully-diluted shares of Common Stock at Closing resulting in a varying number of fully-diluted shares of Common Stock owned by Dragonfly existing shareholders across the varying redemption scenarios.
(7)	Includes 9,487,500 shares of Common Stock underlying the public warrants.
(8)	Reflects the redemption of 9,556,652 Public Shares in connection with the Charter Amendment.
(9)	Includes 3,162,500 Founder Shares, 4,627,858 private warrants and 500,000 shares of Common Stock purchased by the Sponsor pursuant to the PIPE Subscription Agreement. Although the shares underlying the Private Warrants are included, the Sponsor has agreed that the Private Warrants may not be exercised to the extent an affiliate of the Sponsor is deemed to beneficially own, or it will cause such affiliate to be deemed to beneficially own, more than 7.5% of the New Dragonfly Common Stock.
(10)	Total of 3,162,500 outstanding Founder Shares includes 3,052,500 Founder Shares held by the Sponsor, and 110,000 Founder Shares held by officers and directors of Chardan. Please see the section titled “Beneficial Ownership of Securities.”
(11)	Assumes the exercise and conversion of the Penny Warrants and the $10 Warrants into Common Stock. The Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares of Common Stock at Closing. For purposes of such calculation, ownership of Common Stock “on a fully diluted basis” includes (i) all outstanding Common Stock, (ii) shares of Common Stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to Common Stock on an as-converted to Common Stock basis, and (iii) all shares of Common Stock subject to outstanding options. The $10 Warrants are exercisable for 1,600,000 shares of Common Stock.
(12)	Excludes shares of common stock issuable pursuant to the Equity Facility after Closing. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.

Sales to the Equity Facility Investor by New Dragonfly could result in substantial dilution to the interests of other holders of its shares of New Dragonfly Common Stock. Additionally, the sale of a substantial number of shares pursuant to the Equity Facility, or the anticipation of such sales, could make it more difficult for New Dragonfly to sell equity or equity-related securities in the future at a time and at a price that it might otherwise wish to effect sales. See “—Risks Related to the Equity Facility — The issuance and sale of shares of New Dragonfly common stock to the Equity Facility Investor will cause dilution to other holders of shares of New Dragonfly common stock, and the sale of the shares of New Dragonfly common stock acquired by the Equity Facility Investor, or the perception that such sales may occur, could cause the price of the shares of New Dragonfly common stock to fall.” In addition, Dragonfly employees and consultants hold and, after the Transactions are expected to be granted, equity awards under the Dragonfly Incentive Plan and the 2022 Plan. Chardan stockholders will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Dragonfly common stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Chardan securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Having a minority ownership interest in New Dragonfly may reduce the influence that Chardan’s public stockholders have on the management of Chardan.

The Sponsor and its affiliates will beneficially own a significant equity interest in Chardan and may take actions that conflict with your interests.

The interests of Sponsor and its affiliates may not align with the interests of Chardan and its other stockholders. The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Chardan. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to Dragonfly’s business and, as a result, those acquisition opportunities may not be available to New Dragonfly.

The proposed business combination with Dragonfly may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit and/or unwind it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

In our view, it is unlikely that the Business Combination would be subject to or impacted by a CFIUS review. We note that the Sponsor is not controlled by non-U.S. persons. Moreover, the parties have determined that Dragonfly is not a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, it is not mandatory to submit a CFIUS filing with respect to the Business Combination. We do not anticipate any CFIUS-related delay.

Nevertheless, we may submit to CFIUS review on a voluntary basis or proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay the Business Combination, or impose conditions with respect to it, which may delay or prevent us from consummating the transaction.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate the Business Combination within the applicable time period required, including as a result of extended regulatory review, we will, as promptly as reasonably possible but not more than five business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account and as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from the Business Combination and the appreciation in value of such investment. Additionally, the warrants will be worthless.

Our Sponsor, directors or officers or their affiliates may elect to purchase shares from public stockholders, which could reduce the number of shares that may be redeemed in connection with the Business Combination and reduce the public “float” of Chardan common stock.

Subject to applicable securities laws, our Sponsor, Insiders or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our Sponsor, Insiders or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to reduce the number of shares of Chardan common stock that may be redeemed in connection with the Business Combination and may include a business decision to increase such purchaser’s ownership at an attractive price.

In addition, the Sponsor will waive any redemption rights with respect to any shares of Chardan common stock purchased in Open Market Purchases and will not vote any shares of Chardan common stock purchased in Open Market Purchases in favor of the Business Combination Proposal.

In addition, subject to applicable securities laws, Chardan Capital Markets may make Open Market Purchases by purchasing shares of Chardan common stock on the open market prior to the Closing and separate from the redemption process conducted in connection with the Business Combination. The purposes of any Open Market Purchases would be to reduce the number of shares of Chardan common stock that may be redeemed in connection with the Business Combination and may include a business decision to increase such purchaser’s ownership at an attractive price. Chardan Capital Markets will only make Open Market Purchases to the extent the price per common stock of Chardan so acquired is no higher than the redemption price that would be available in connection with the redemption procedures described in this proxy statement. In addition, Chardan Capital Markets will waive any redemption rights with respect to any shares of Chardan common stock purchased in Open Market Purchases and will not vote any shares of Chardan common stock purchased in Open Market Purchases in favor of the Business Combination Proposal.

If such purchases are made, the public “float” of Chardan common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for Chardan common stock.

We may issue additional shares of Chardan common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of Chardan common stock or other equity securities of equal or senior rank in the future in connection with, among other things, the Equity Facility, future acquisitions, repayment of outstanding indebtedness or under our 2022 Plan, without stockholder approval, in a number of circumstances.

Our issuance of such additional shares of Chardan common stock or other equity securities of equal or senior rank could have the following effects:

●	your proportionate ownership interest in Chardan will decrease;
●	the relative voting strength of each previously outstanding share of common stock may be diminished; or

●	the market price of our shares of Chardan common stock may decline.

The unaudited pro forma financial information included elsewhere in this proxy statement may not be indicative of what New Dragonfly’s actual financial position or results of operations would have been.

Chardan and Dragonfly currently operate as separate companies and have had no prior history as a combined entity, and Chardan’s and Dragonfly’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Dragonfly. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Chardan’s and Dragonfly’s historical financial statements and certain adjustments and assumptions have been made regarding Dragonfly after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement in respect of the estimated financial position and results of operations of Dragonfly.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Dragonfly’s financial condition or results of operations following the Closing. Any potential decline in Dragonfly’s financial condition or results of operations may cause significant variations in the stock price of New Dragonfly.

Chardan and Dragonfly have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Chardan if the Business Combination is not completed.

Chardan and Dragonfly expect to incur significant costs associated with the Business Combination. These expenses will reduce the amount of cash available to be used for other corporate purposes by Chardan if the Business Combination is not completed.

We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless.

We have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption; provided that the last reported sales price of Chardan common stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any ten Trading Days within a 30 Trading Day period ending three business days prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption rights provided that there is an effective registration statement covering the issuance of the shares of New Dragonfly common stock issuable upon exercise of the New Dragonfly warrants. Redemption of the outstanding warrants could force the warrant holders to (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their warrants. If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” None of the private warrants will be redeemable by us so long as they are held by our Founders or their permitted transferees.

There is no guarantee that the public warrants will ever be “in the money,” and they may expire worthless and the terms of Chardan’s warrants may be amended.

The exercise price for Chardan public warrants is $11.50 per share of Chardan common stock. Each warrant entitles the registered holder to purchase three-quarters of a share of Chardan common stock at a price of $11.50 per whole share. If Chardan is unable to complete an initial business combination, Chardan’s warrants may expire worthless. Even if Chardan consummates the Business Combination, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. Further, the exercise price for Chardan public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the Chardan public warrants are more likely to expire worthless.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then-outstanding warrants. As a result, the exercise price of our warrants could be increased, the exercise period could be shortened and the number of shares of Chardan common stock purchasable upon exercise of a warrant could be decreased without a warrant holder’s approval.

Our warrants were issued in registered form under the Warrant Agreement, between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or to cure, correct or supplement any defective provision or add or change any other provisions with respect to matters or questions arising under the Warrant Agreement as may be deemed necessary or desirable and shall not adversely affect the interests of the holders, but requires the approval by the holders of a majority of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of a majority of the then-outstanding public warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of a majority of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Chardan common stock purchasable upon exercise of a warrant.

A provision in Chardan’s Warrant Agreement may make it more difficult for Chardan to consummate the Business Combination.

If (i) Chardan issues additional Chardan common stock or equity-linked securities for capital raising purposes in connection with the Closing of the Business Combination at a price or deemed price of less than $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by the Chardan Board and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (ii) the aggregate gross proceeds from such issuance represent more than 60% of the total equity proceeds, and interest thereon, available for funding of the Business Combination on the Closing Date (net of redemptions) and (iii) the volume weighted average trading price of Chardan common stock during the 20 trading day period starting on the trading day prior to the Closing Date (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the public warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $16.00 per share redemption trigger prices applicable to public warrants will be adjusted (to the nearest cent) to be equal to 160% of the higher of the Market Value and the Newly Issued Price. This may make it more difficult for Chardan to consummate the Business Combination.

Chardan has a commitment to issue the Chardan common stock in connection with the PIPE Investment which may trigger the adjustment to the exercise price of the public warrants described above. Such adjustment may result in additional dilution to the Chardan shareholders and may make it more difficult to consummate the Business Combination.

Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of certain key personnel, including the key personnel of Dragonfly whom we expect to stay with the post-combination business following the Business Combination. The loss of key personnel could negatively impact the operations and profitability of our post-combination business and its financial condition could suffer as a result.

Our ability to successfully effect the Business Combination and to be successful thereafter is dependent upon the efforts of our key personnel, including the key personnel of Dragonfly. Although some key personnel may remain with the post-combination business in senior management or advisory positions following the Business Combination, it is possible that we will lose some key personnel, the loss of which could negatively impact the operations and profitability of our post-combination business. Dragonfly’s success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of Dragonfly’s officers, be it upon the closing of the Business Combination or at some point following the consummation of the Business Combination, could have a material adverse effect on Dragonfly’s business, financial condition or operating results.

Chardan and Dragonfly will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on Chardan and Dragonfly. These uncertainties may impair our or Dragonfly’s ability to retain and motivate key personnel and could cause third parties that deal with Dragonfly or Chardan to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, our or Dragonfly’s business could be harmed.

The ability of Chardan’s public stockholders to exercise redemption rights with respect to a large number of shares of Chardan’s Class A common stock could reduce the amount of working capital available to New Dragonfly upon the closing of the Transaction and could adversely affect the completion of the Transaction.

As of the date hereof, Chardan does not know how many of its public shareholders will exercise their redemption rights in advance of the closing of the Transaction. If a larger number of Chardan’s public shareholders elect to redeem their common stock than Chardan had expected when it entered into the definitive documents relating to the Transaction, this could lead to a failure to consummate the Transaction and a failure to maintain the listing of its securities on the Nasdaq, which could impair Chardan’s ability to fund its operations and adversely affect its business, financial condition and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;
●	expected timing and amount of the release of any tax valuation allowances;
●	tax effects of stock-based compensation;
●	costs related to intercompany restructurings;
●	changes in tax laws, regulations or interpretations thereof; or
●	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to completion of the Business Combination, New Dragonfly may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which could have a significant negative effect on New Dragonfly’s financial condition, results of operations and New Dragonfly’s stock price, which could cause you to lose some or all of your investment.

Going public through a merger rather than an underwritten offering, as Dragonfly is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Although Chardan has conducted due diligence on the Dragonfly business, Chardan cannot assure you that this due diligence has identified all material issues that may be present in Dragonfly’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Dragonfly’s business and outside of Chardan’s and Dragonfly’s control will not later arise. As a result of these factors, Chardan may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Chardan’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Chardan’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on Chardan’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about New Dragonfly or its securities. Accordingly, any of Chardan’s stockholders who choose to remain stockholders of Chardan following the Business Combination could suffer a reduction in the value of their shares and these stockholders are unlikely to have a remedy for the reduction in value.

The availability of dissenter’s rights under Nevada law for Dragonfly stockholders in connection with the Business Combination could have an adverse impact on the economic benefits of the Business Combination.

Under the Nevada Dissenter’s Rights Statutes (NRS 92A.300 through NRS 92A.500, inclusive), any Dragonfly stockholder who does not vote or sign a written consent (and who does not cause or permit the stockholder’s shares to be voted) in favor of the Merger will have the right to dissent from the Merger and, in lieu of receiving the Per Share Merger Consideration with respect to the stockholder’s Dragonfly shares, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s Dragonfly shares, but only if the stockholder complies with all other applicable requirements under the Nevada Dissenter’s Rights Statutes. NRS 92A.320 defines the “fair value” of a dissenter’s shares as the value of the shares determined:

●	immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;
●	using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and
●	without discounting for lack of marketability or minority status.

If any Dragonfly stockholders properly preserve, assert and exercise such dissenter’s rights and to the extent any such demands for payment of fair value cannot be settled between those stockholders and Dragonfly within the parameters prescribed by the Nevada Dissenter’s Rights Statutes, under NRS 92.490 Dragonfly then would be required to commence an action in Nevada state district court for a judicial determination of fair value plus accrued interest determined in accordance with NRS 92A.340. Dragonfly reserves the right to assert in any such appraisal proceeding that, for purposes thereof, the fair value of a Dragonfly dissenting share is less than the value of the Per Share Merger Consideration to be issued and paid in connection with the Business Combination. However, the fair value (as defined in NRS 92A.320) of Dragonfly shares, as determined by the Nevada state district court under the Nevada Dissenter’s Rights Statutes, could be more than, the same as or less than the value of consideration to be paid in connection with the Business Combination. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and any such exposure may be material. Regardless of outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Any such impact could have an adverse impact on the economic benefits of the Business Combination. Further, the Dragonfly stockholders must approve the Merger, and the Dragonfly Stockholder Approval must be obtained and delivered to Chardan (which such approval was obtained and delivered by execution of a written consent by the requisite equityholders of Dragonfly).

Risks Related to the Financings

Securities issued in the private placement will be restricted securities and will not be registered upon issuance and therefore will be subject to securities law restrictions on transferability until such time as the resale of such securities is registered or an exemption from registration is available.

We are not registering the PIPE shares under the Securities Act or any state securities laws at this time. However, under the terms of the Restated Registration Rights Agreement, we have agreed that as soon as practicable, but in no event later than 30 business days after the Closing, we will file with the SEC a registration statement for the registration under the Securities Act of the PIPE shares and thereafter will use commercially reasonable efforts to cause the same to become effective within 90 business days following the Closing and to maintain such registration statement in accordance with the provisions of the Registration Rights Agreement. However, we cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order.

If the PIPE shares are not registered, qualified or exempt from registration or qualification, the holder of such PIPE shares will not be entitled to sell its shares.

There can be no assurance that Chardan will be able to raise sufficient capital to consummate the Transaction or for use by New Dragonfly following the Transaction.

As of August 11, 2022, there was approximately $31,660,579 in Chardan’s trust account, commitments from the PIPE Investor to purchase up to 500,000 shares of common stock for an aggregate purchase price of up to $5,000,000 and, on the terms and subject to satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, commitments from the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the term of the Equity Facility and commitments of the Initial Term Loan Lenders to provide a $75,000,000 senior secured term loan facility. Nevertheless, there can be no assurances that Chardan will be able to obtain all of the cash in Chardan’s trust account, of which $97,194,949.68 was already redeemed pursuant to the Charter Amendment, the full amount of the PIPE Investment, the full amount available under the Equity Facility or the full amount of the Term Loan. In particular, if there are significant redemptions, the amount of cash left remaining in Chardan’s trust account upon consummation of the Business Combination will be lower than anticipated. The definitive agreements providing for financings mentioned above will be subject to certain conditions, including with respect to the Term Loan Lenders a minimum cash condition, and such conditions may not be met. Any such shortfall may also materially reduce the amount of available working capital for New Dragonfly, which may materially and adversely affect New Dragonfly’s business, financial condition and results of operations.

It is not possible to predict the actual number of shares New Dragonfly will sell under the Equity Facility to the Equity Facility Investor, or the actual gross proceeds resulting from those sales. Further, New Dragonfly may not have access to the full amount available under the Equity Facility with the Equity Facility Investor.

Chardan and Dragonfly have agreed to establish the Equity Facility pursuant to which, upon the terms of and subject to the satisfaction of the conditions to the Equity Facility Investor’s purchase obligation to be set forth in the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility.

New Dragonfly generally has the right to control the timing and amount of any sales of New Dragonfly common stock to the Equity Facility Investor under the Equity Facility. Sales of shares of New Dragonfly common stock, if any, to the Equity Facility Investor under the Equity Facility Definitive Documentation will be determined by New Dragonfly from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions and the terms, conditions and limitations set forth in the Equity Facility Definitive Documentation (subject to certain limitations on the obligation of the Equity Facility Investor to purchase shares including, among other things, daily trading volumes and beneficial ownership limitations). New Dragonfly may ultimately decide to sell to the Equity Facility Investor all, some or none of the shares of New Dragonfly common stock that may be available for New Dragonfly to sell to the Equity Facility Investor pursuant to the Equity Facility Definitive Documentation. Depending on market liquidity at the time, resales of those shares by the Equity Facility Investor may cause the public trading price of New Dragonfly common stock to decrease.

Because the purchase price per share to be paid by the Equity Facility Investor for the shares of New Dragonfly common stock that New Dragonfly may elect to sell to the Equity Facility Investor under the Equity Facility Definitive Documentation, if any, will fluctuate based on the VWAP of New Dragonfly common stock during the applicable period for each purchase made pursuant to the Equity Facility Definitive Documentation, if any, it is not possible to predict, prior to any such sales, the number of shares of New Dragonfly common stock that New Dragonfly will sell to the Equity Facility Investor under the Equity Facility Definitive Documentation, the purchase price per share that the Equity Facility Investor will pay for shares purchased from New Dragonfly under the Equity Facility Definitive Documentation, or the aggregate gross proceeds that New Dragonfly will receive from those purchases by the Equity Facility Investor under the Equity Facility Definitive Documentation, if any.

As a result of the above factors, it is possible that New Dragonfly may need to issue and sell more than the number of shares that it initially expects to issue to the Equity Facility Investor under the Equity Facility Definitive Documentation in order to receive aggregate gross proceeds equal to the Equity Facility Investor’s $150,000,000 total aggregate purchase commitment under the Equity Facility Definitive Documentation, which could cause additional substantial dilution to holders of New Dragonfly common stock. The number of shares of New Dragonfly common stock ultimately offered for sale by the Equity Facility Investor is dependent upon the number of shares of New Dragonfly common stock, if any, New Dragonfly ultimately sells to the Equity Facility Investor under the Equity Facility.

New Dragonfly will not have the right to commence any sales of New Dragonfly common stock to the Equity Facility Investor under the Equity Facility Definitive Documentation until the commencement date, which is the date on which all of the conditions to the Equity Facility Investor’s purchase obligations set forth in the Equity Facility Definitive Documentation have been initially satisfied, including the filing and effectiveness of a registration statement and the receipt of a no-objection letter from FINRA. The Equity Facility Investor will not be obligated to (but may, at its option, choose to) purchase shares of New Dragonfly common stock to the extent such purchase: (a) would exceed 20% of the number of shares of New Dragonfly common stock that would count towards VWAP on the applicable Purchase Date for such purchase, (b) would cause the aggregate purchase price on the applicable Purchase Date for such purchase to exceed $3 million or would result in beneficial ownership (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Equity Facility Investor, together with its affiliates, of more than 9.9%. New Dragonfly’s inability to access a portion or the full amount available under the Equity Facility, in the absence of any other financing sources, could have a material adverse effect on its business.

The Investor is an affiliate of the Sponsor. As a result, in addition to the $1 million of commitment shares required to be issued to the Investor, the Investor could be deemed to potentially own the approximately 7.9% (assuming minimum redemptions) or 8.4% (assuming maximum redemptions) of New Dragonfly’s outstanding stock after the Business Combination held by the Sponsor, officers, directors and other holders of Founder Shares (including the PIPE Investment). To ensure that there is availability under the Equity Facility, the Sponsor has agreed that the Private Warrants may not be exercised to the extent an affiliate of the Sponsor is deemed to beneficially own, or it would cause such affiliate to be deemed to beneficially own, more than 7.5% of the New Dragonfly Common Stock.

The issuance and sale of shares of New Dragonfly common stock to the Equity Facility Investor will cause dilution to other holders of shares of New Dragonfly common stock, and the sale of the shares of New Dragonfly common stock acquired by the Equity Facility Investor, or the perception that such sales may occur, could cause the price of the shares of New Dragonfly common stock to fall.

The purchase price for the shares that New Dragonfly may sell to the Equity Facility Investor under the Equity Facility Definitive Documentation will fluctuate based on the price of New Dragonfly common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of shares of New Dragonfly common stock to fall.

If and when New Dragonfly does sell shares to the Equity Facility Investor, after the Equity Facility Investor has acquired the shares, the Equity Facility Investor may resell all, some, or none of those shares at any time or from time to time in its discretion, subject to the terms of the Equity Facility Definitive Documentation and compliance with securities laws. Therefore, sales to the Equity Facility Investor by New Dragonfly could result in substantial dilution to the interests of other holders of its shares of New Dragonfly common stock. Additionally, the sale of a substantial number of shares of New Dragonfly common stock to the Equity Facility Investor, or the anticipation of such sales, could make it more difficult for New Dragonfly to sell equity or equity-related securities in the future at a time and at a price that it might otherwise wish to effect sales.

New Dragonfly’s management team will have broad discretion over the use of the net proceeds from New Dragonfly’s sale of shares of New Dragonfly common stock to the Equity Facility Investor, if any, and the proceeds may not be invested successfully.

New Dragonfly’s management team will have broad discretion as to the use of the net proceeds from the sale of shares of New Dragonfly common stock to the Equity Facility Investor, if any. It is possible that, pending their use, New Dragonfly may invest those net proceeds in a way that does not yield a favorable, or any, return. The failure of New Dragonfly’s management team to use such funds effectively could have a material adverse effect on New Dragonfly’s business, financial condition, operating results and cash flows.

Risks Related to the Redemption

You must tender your shares of Chardan common stock in order to validly seek redemption at the special meeting.

In connection with tendering your shares for redemption, you must elect either to physically tender your common stock certificates to the Transfer Agent or to deliver your shares of Chardan common stock to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares of Chardan common stock, in each case, by two business days prior to the originally scheduled vote on the business combination proposal. The requirement for physical or electronic delivery by two business days prior to the originally scheduled vote on the business combination proposal ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is approved. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination.

Chardan does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Chardan to complete an initial business combination with which a substantial majority of Chardan’s stockholders do not agree.

Chardan’s existing charter does not provide a specified maximum redemption threshold, except that Chardan will not redeem public shares in an amount that would cause Chardan’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). As a result, Chardan may be able to complete the Business Combination even though a substantial portion of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement, no agreements with respect to the private purchase of public shares by Chardan or the persons described above have been entered into with any such investor or holder. Chardan will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or other proposals (as described in this proxy statement) at the special meeting. The Insiders have agreed not to redeem any Chardan common stock held by them in connection with a shareholder vote to approve the Business Combination.

In the event that the aggregate cash consideration that Chardan would be required to pay for all shares of Chardan common stock that are validly submitted for redemption, plus any amount required to satisfy the foregoing cash condition pursuant to the terms of the Business Combination Agreement, exceeds the aggregate amount of cash available to Chardan, Chardan may not complete the Business Combination or redeem any shares, all shares of Chardan common stock submitted for redemption will be returned to the holders thereof and Chardan may instead search for an alternate initial business combination.

Public stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 20% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 20% of the shares of Chardan common stock included in the units sold in the Chardan IPO unless such stockholder first obtains Chardan’s prior consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, Chardan will require each public stockholder seeking to exercise redemption rights to certify to Chardan whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to Chardan at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which Chardan makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over Chardan’s ability to consummate the Business Combination and you could suffer a material loss on your investment in Chardan if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if Chardan consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 20% of the shares sold in the Chardan IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. Chardan cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of shares of Chardan common stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge Chardan’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, Chardan’s stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of Chardan might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of Chardan who wish to redeem their shares of Chardan common stock for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement, they will not be entitled to redeem their shares of Chardan common stock for a pro rata portion of the funds held in the trust account.

Stockholders electing to redeem their shares of Chardan common stock will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Special Meeting of Chardan Stockholders — Redemption Rights” of this proxy statement for additional information on how to exercise your redemption rights.

If, despite Chardan’s compliance with the proxy rules, a stockholder fails to receive Chardan proxy materials, such stockholder may not become aware of the opportunity to redeem its shares of Chardan common stock. In addition, the proxy materials that Chardan is furnishing to holders of public shares of Chardan common stock in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem public shares of Chardan common stock. In the event that a stockholder fails to comply with these procedures, its shares of Chardan common stock may not be redeemed.

The nominal purchase price paid by our Sponsor for the Founder Shares may significantly dilute the implied value of your public shares in the event we consummate an initial business combination, and our Sponsor is likely to make a substantial profit on its investment in us in the event we consummate an initial business combination, even if the business combination causes the trading price of our public shares to materially decline.

On June 23, 2020, Chardan issued an aggregate of 1,000,000 shares of common stock to the Sponsor for an aggregate purchase price of $25,000. On March 4, 2021, the Company effected a 2.875-for-1 stock split of its issued and outstanding shares of common stock, resulting in an aggregate of 2,875,000 shares of common stock issued and outstanding. On August 10, 2021, Chardan effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. The Founder Shares include an aggregate of up to 412,500 shares of common stock subject to forfeiture by the initial stockholders to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the initial stockholders would collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On August 18, 2021, the underwriters exercised the over-allotment option in full, therefore the Founder Shares are no longer subject to forfeiture.

While we offered our units at an offering price of $10.00 per unit and the amount in our trust account was initially $10.00 per public share, implying an initial value of $10.00 per public share, our sponsor paid only a nominal purchase price of approximately $.0079 per share. As a result, the value of your public shares may be significantly diluted in the event we consummate an initial business combination. For example, the following table shows the public stockholders’ and Sponsor’s investment per share and how that compares to the implied value of one of our shares upon the consummation of our initial business combination if at that time we were valued at $128,397,500, which is the amount we would have for our initial business combination in the trust account assuming no interest is earned on the funds held in the trust account and no public shares are redeemed in connection with our initial business combination. At such valuation, each of our public shares would have an implied value of $8.12 per share, which is a 18.8% decrease as compared to the initial implied value per public share of $10.00.

Chardan public shares	12,650,000
Chardan Founder Shares	3,162,500
Total Chardan shares	15,812,500
Total funds in trust available for initial business combination(1)	$128,397,500
Implied value per share	$8.12
Public stockholders’ investment per share(2)	$10.00
Sponsor’s investment per share	$0.0079
(1)	Does not take into account other potential impacts on our valuation at the time of the business combination, such as the value of our public and private warrants, the trading price of our public shares, the business combination transaction costs (including payment of deferred underwriting commissions), any equity issued or cash paid to the target’s sellers or other third parties, or the target’s business itself, including its assets, liabilities, management and prospects.
(2)	While the public stockholders’ investment is in both the public shares and the public warrants, for purposes of this table the full investment amount is ascribed to the public shares only.

While the implied value of our public shares may be diluted, the implied value of $9.07 per share would represent a significant implied profit for our sponsor relative to the initial purchase price of the Founder Shares. Our sponsor and its affiliates invested an aggregate of $4,077,000 in us in connection with our initial public offering, comprised of the $25,000 purchase price for the Founder Shares and the $4,052,000 purchase price for the private warrants. At $9.07 per share, the 3,162,500 Founder Shares would have an aggregate implied value of $28,683,875. As a result, even if the trading price of our public shares significantly declines, our sponsor will stand to make significant profit on its investment in us. In addition, our sponsor could potentially recoup its entire investment in us even if the trading price of our public shares were as low as $1.42 per share and even if the private warrants are worthless. As a result, our sponsor is likely to make a substantial profit on its investment in us even if we select and consummate an initial business combination that causes the trading price of our public shares to decline, while our public shareholders who purchased their units in this offering could lose significant value in their public shares. Our sponsor may therefore be economically incentivized to consummate an initial business combination with a riskier, weaker-performing or less-established target business than would be the case if our sponsor had paid the same per share price for the Founder Shares as our public shareholders paid for their public shares.

Risks If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Chardan Board will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The Chardan Board is seeking approval to adjourn the special meeting to a later date or dates if, at the special meeting, Chardan is unable to consummate the Business Combination. If the Adjournment Proposal is not approved, the Chardan Board will not have the ability to adjourn the special meeting to a later date and, therefore, the Business Combination would not be completed.

Risks Related to Ownership of New Dragonfly’s Common Stock

If securities or industry analysts do not publish research or reports about New Dragonfly, or publish negative reports, New Dragonfly’s stock price and trading volume could decline.

The trading market for New Dragonfly’s common stock will depend, in part, on the research and reports that securities or industry analysts publish about New Dragonfly. New Dragonfly will not have any control over these analysts. If New Dragonfly’s financial performance fails to meet analyst estimates or one or more of the analysts who cover New Dragonfly downgrade its common stock or change their opinion, New Dragonfly’s stock price would likely decline. If one or more of these analysts cease coverage of New Dragonfly or fail to regularly publish reports on New Dragonfly, it could lose visibility in the financial markets, which could cause New Dragonfly’s stock price or trading volume to decline.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of New Dragonfly’s securities may decline. Additionally, trading prices for New Dragonfly’s securities could be highly volatile, and purchasers of New Dragonfly securities could incur substantial losses.

If the benefits of the Business Combination do not meet the expectations of investors, stockholders or securities analysts, the market price of New Dragonfly’s securities following the consummation of the Business Combination may decline. The market values of New Dragonfly’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement, or the date on which Chardan’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Dragonfly’s securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for stock relating to the Dragonfly business and trading in shares of Chardan common stock has not been active. Accordingly, the valuation ascribed to the Dragonfly business and Chardan common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination.

The trading price of the New Dragonfly common stock following the Business Combination may fluctuate substantially and may be lower than its current price. This may be especially true for companies like ours with a small public float. If an active market for New Dragonfly’s securities develops and continues, the trading price of New Dragonfly’s securities following the Business Combination could be volatile and subject to wide fluctuations. The trading price of the New Dragonfly common stock following the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond New Dragonfly’s control and may not be related to New Dragonfly’s operating performance. These fluctuations could cause you to lose all or part of your investment in the New Dragonfly common stock since you might be unable to sell your shares at or above the price attributed to them in the Business Combination. Any of the factors listed below could have a material adverse effect on your investment in New Dragonfly’s securities and New Dragonfly’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Dragonfly’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Dragonfly securities following the Business Combination may include:

●	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to ours;
●	changes in the market’s expectations about our operating results;
●	the public’s reaction to our press releases, other public announcements and filings with the SEC;
●	speculation in the press or investment community;
●	actual or anticipated developments in New Dragonfly’s business, competitors’ businesses or the competitive landscape generally;
●	innovations or new products developed by New Dragonfly or its competitors;
●	manufacturing, supply or distribution delays or shortages;
●	any changes to New Dragonfly’s relationship with any manufacturers, suppliers, licensors, future collaborators, or other strategic partners;
●	the operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning New Dragonfly or the market in general;
●	operating and stock price performance of other companies that investors deem comparable to ours;

●	changes in laws and regulations affecting New Dragonfly’s business;
●	commencement of, or involvement in, litigation involving New Dragonfly;
●	changes in New Dragonfly’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of New Dragonfly common stock available for public sale;
●	any major change in New Dragonfly board of directors or management;
●	sales of substantial amounts of New Dragonfly common stock by our directors, officers or significant stockholders or the perception that such sales could occur;
●	general economic and political conditions such as recessions, interest rates, “trade wars,” pandemics (such as COVID-19) and acts of war or terrorism (including the Russia-Ukraine conflict); and
●	other risk factors and other matters described or referenced under the sections “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Broad market and industry factors may materially harm the market price of New Dragonfly’s securities irrespective of New Dragonfly’s operating performance. The stock market in general and the Nasdaq have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Dragonfly’s securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Dragonfly’s could depress New Dragonfly’s stock price regardless of New Dragonfly’s business, prospects, financial conditions or results of operations. Broad market and industry factors, including, most recently, the impact of the novel coronavirus, COVID-19, and any other global pandemics, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of the New Dragonfly common stock, regardless of New Dragonfly’s actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the Business Combination. A decline in the market price of New Dragonfly’s securities also could adversely affect New Dragonfly’s ability to issue additional securities and New Dragonfly’s ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

An active trading market for New Dragonfly’s securities may not be available on a consistent basis to provide stockholders with adequate liquidity.

Chardan intends to apply to list the New Dragonfly common stock and warrants on Nasdaq under the symbols “DFLI” and “DFLIW” respectively, and to trade on that market. However, New Dragonfly cannot assure you that an active trading market for its common stock will be sustained. Accordingly, New Dragonfly cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

Warrants will become exercisable for New Dragonfly’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to New Dragonfly’s stockholders.

Warrants will become exercisable for the Company’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Following the Business Combination, there will be 9,487,500 outstanding public warrants to purchase 9,487,500 shares of common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of the Chardan IPO, which closed on August 13, 2021. In addition, there will be 4,627,858 private warrants outstanding exercisable for 4,627,858 shares of common stock at an exercise price of $11.50 per share.

To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of the Company’s common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the Company’s common stock, the impact of which is increased as the value of our stock price increases.

New Dragonfly’s operating results may fluctuate significantly following the Business Combination, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance it may provide.

New Dragonfly’s quarterly and annual operating results may fluctuate significantly, which makes it difficult for it to predict its future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of its control, including, but not limited to:

●	New Dragonfly’s ability to engage target customers and successfully convert these customers into meaningful orders in the future;
●	New Dragonfly’s reliance on two suppliers for its LFP cells and a single supplier for the manufacture of its battery management system;
●	the size and growth of the potential markets for New Dragonfly’s batteries and its ability to serve those markets;
●	challenges in New Dragonfly’s attempts to develop and produce solid state battery cells;
●	the level of demand for any products, which may vary significantly;
●	future accounting pronouncements or changes in its accounting policies; and
●	macroeconomic conditions, both nationally and locally; and
●	any other change in the competitive landscape of its industry, including consolidation among New Dragonfly’s competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in New Dragonfly’s quarterly and annual operating results. As a result, comparing its operating results on a period-to-period basis may not be meaningful. Investors should not rely on its past results as an indication of its future performance. This variability and unpredictability could also result in its failing to meet the expectations of industry or financial analysts or investors for any period. If New Dragonfly’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts New Dragonfly may provide to the market, or if the forecasts it provides to the market are below the expectations of analysts or investors, the price of New Dragonfly common stock could decline substantially. Such a stock price decline could occur even when it has met any previously publicly stated revenue or earnings guidance it may provide.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect New Dragonfly’s business, investments and results of operations.

New Dragonfly will be subject to laws, regulations and rules enacted by national, regional and local governments and the Nasdaq. In particular, New Dragonfly will be required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on New Dragonfly’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on New Dragonfly’s business and results of operations.

On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosures in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940 (the “Investment Company Act”). These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our ability to negotiate and complete our initial business combination and may increase the costs and time related thereto.

New Dragonfly does not intend to pay dividends on its common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Dragonfly’s common stock.

New Dragonfly currently intends to retain any future earnings to finance the operation and expansion of its business and New Dragonfly does not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

The rights of holders of Chardan and Dragonfly capital stock will change as a result of the Business Combination.

Upon completion of the Business Combination, shareholders of Chardan and stockholders of Dragonfly will be shareholders of New Dragonfly. Their rights as shareholders of New Dragonfly will be governed by New Dragonfly’s certificate of incorporation, bylaws and Delaware corporation law.

The terms of New Dragonfly’s certificate of incorporation and bylaws are in some respects different from the terms of Chardan’s current certificate of incorporation and Dragonfly’s Nevada articles of incorporation and bylaws. For more information, see the section of this proxy statement/prospectus titled “Comparison of Stockholders’ Rights.”

The third amended and restated certificate of incorporation, as will be in effect following the completion of the Business Combination, will designate specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of New Dragonfly’s stockholders to obtain a favorable forum for disputes with New Dragonfly or its directors, officers or employees.

The third amended and restated certificate of incorporation, as will be in effect following the completion of the Business Combination, will require, to the fullest extent permitted by law, that derivative actions brought in New Dragonfly’s name, actions against current or former directors, officers or other employees for breach of fiduciary duty, any action asserting a claim arising pursuant to any provision of the DGCL, the third amended and restated certificate of incorporation or the New Dragonfly amended and restated bylaws, any action asserting a claim governed by internal affairs doctrine of the State of Delaware or any other action asserting an “internal corporate claim” (as defined in Section 115 of the DGCL), confers jurisdiction to the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction thereof, any state court located in the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), unless New Dragonfly consents in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The third amended and restated certificate of incorporation also provides that, unless New Dragonfly consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Dragonfly and New Dragonfly’s directors, officers or other employees and may have the effect of discouraging lawsuits against New Dragonfly’s directors, officers and other employees. Furthermore, stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.

In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the third amended and restated certificate of incorporation is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in Salzburg et al. v. Sciabacucchi, which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in the third amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, New Dragonfly may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, prospects, financial condition and operating results.

The third amended and restated certificate of incorporation, as will be in effect following the completion of the Business Combination, could discourage another company from acquiring New Dragonfly and may prevent attempts by its stockholders to replace or remove its management.

Provisions in our third amended and restated certificate of incorporation and our amended and restated bylaws to be in effect immediately prior to the consummation of the Business Combination may discourage, delay or prevent, a merger, acquisition or other change in control of New Dragonfly that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of New Dragonfly common stock, thereby depressing the market price of its common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. As our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by New Dragonfly stockholders to replace current members of our management team. These provisions provide, among other things, that:

●	the New Dragonfly board of directors will be divided into three classes, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
●	the New Dragonfly board of directors has the exclusive right to expand the size of its board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
●	New Dragonfly stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders;
●	a special meeting of stockholders may be called only by a majority of the New Dragonfly board of directors, which may delay the ability of New Dragonfly stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	the third amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the New Dragonfly board of directors may alter certain provisions of the New Dragonfly amended and restated bylaws without obtaining stockholder approval;
●	the approval of the holders of at least sixty-six and two-thirds percent (662∕3%) of the New Dragonfly common shares entitled to vote at an election of the New Dragonfly board of directors is required to adopt, amend, alter or repeal our amended and restated bylaws or amend, alter, change or repeal or adopt any provision of the third amended and restated certificate of incorporation inconsistent with the provisions of the New Dragonfly third amended and restated certificate of incorporation regarding the election and removal of directors;
●	stockholders must provide advance notice and additional disclosures to nominate individuals for election to the New Dragonfly board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain voting control of the New Dragonfly common stock; and
●	the New Dragonfly board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because New Dragonfly is incorporated in Delaware, it will be governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of the New Dragonfly outstanding voting stock from merging or combining with New Dragonfly for a period of three years after the date of the transaction in which the person acquired in excess of 15% of the New Dragonfly outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

New Dragonfly will be an emerging growth company and any decision to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make New Dragonfly’s common stock less attractive to investors.

Chardan currently is, and following the Business Combination, New Dragonfly will be, an “emerging growth company,” as defined in the JOBS Act. For as long as it continues to be an emerging growth company, New Dragonfly may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	not being required to have an independent registered public accounting firm audit New Dragonfly’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
●	reduced disclosure obligations regarding executive compensation in New Dragonfly’s periodic reports and annual report on Form 10-K; and
●	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, the stockholders may not have access to certain information that they may deem important. New Dragonfly’s status as an emerging growth company will end as soon as any of the following takes place:

●	the last day of the fiscal year in which New Dragonfly has at least $1.07 billion in annual revenue;
●	the date New Dragonfly qualifies as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
●	the date on which New Dragonfly has issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
●	the last day of the fiscal year ending after the fifth anniversary of the Chardan IPO.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. New Dragonfly may elect to take advantage of this extended transition period and as a result, its financial statements may not be comparable with similarly situated public companies.

New Dragonfly cannot predict if investors will find New Dragonfly’s common stock less attractive if it chooses to rely on any of the exemptions afforded emerging growth companies. If some investors find New Dragonfly’s common stock less attractive because New Dragonfly relies on any of these exemptions, there may be a less active trading market for New Dragonfly’s common stock and the market price of New Dragonfly’s common stock may be more volatile and may decline.

If New Dragonfly fails to maintain an effective system of disclosure controls and internal control over financial reporting, New Dragonfly’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in New Dragonfly and, as a result, the market price of New Dragonfly common stock.

As a public company, New Dragonfly will be required to comply with the requirements of the Sarbanes-Oxley Act, including, among other things, that New Dragonfly maintain effective disclosure controls and procedures and internal control over financial reporting. Dragonfly is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by New Dragonfly in the reports that New Dragonfly will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to New Dragonfly’s management, including New Dragonfly’s principal executive and financial officers.

Dragonfly must continue to improve its internal control over financial reporting. New Dragonfly will be required to make a formal assessment of the effectiveness of its internal control over financial reporting and once New Dragonfly ceases to be an emerging growth company, New Dragonfly will be required to include an attestation report on internal control over financial reporting issued by New Dragonfly’s independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, New Dragonfly will be engaging in a process to document and evaluate New Dragonfly’s internal control over financial reporting, which is both costly and challenging. In this regard, New Dragonfly will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of New Dragonfly’s internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. There is a risk that New Dragonfly will not be able to conclude, within the prescribed time period or at all, that New Dragonfly’s internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, New Dragonfly’s testing, or the subsequent testing by New Dragonfly’s independent registered public accounting firm, may reveal additional deficiencies in New Dragonfly’s internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of New Dragonfly’s financial statements and reports, which would likely adversely affect the market price of New Dragonfly’s common stock. In addition, New Dragonfly could be subject to sanctions or investigations by the stock exchange on which New Dragonfly’s common stock is listed, the SEC and other regulatory authorities.

Insiders will continue to have substantial influence over New Dragonfly after the Business Combination, which could limit your ability to affect the outcome of key transactions, including a change of control.

Upon the consummation of the Business Combination, Sponsor will beneficially own approximately 7.9% of New Dragonfly’s common stock outstanding, representing 7.9% of the vote, and New Dragonfly’s executive officers, directors and their affiliates as a group will beneficially own approximately 56.9% of New Dragonfly’s common stock representing 56.9% of the vote. These levels of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.

As a result, these stockholders, if they act together, will be able to influence New Dragonfly’s management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of New Dragonfly’s organizational documents and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of New Dragonfly and might affect the market price of New Dragonfly’s common stock.

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that: (1) none of the public stockholders exercise their redemption rights with respect to their public shares; (2) Chardan does not issue any additional equity securities prior to the Business Combination and no other event occurs that would change the Merger Consideration from what it would have been as of the date of the initial signing of the Business Combination Agreement; and (3) there is no exercise of Chardan’s 14,115,358 outstanding warrants at an exercise price of $11.50 per share (which warrants are not exercisable until 30 days after the completion of the Business Combination). If the actual facts differ from these assumptions, the numbers of shares and percentage interests set forth above will be different.

Following the Closing, New Dragonfly will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and operating results.

Following the consummation of the Business Combination, New Dragonfly will face increased legal, accounting, administrative and other costs and expenses as a public company that Dragonfly does not incur as a private company and these expenses may increase even more after New Dragonfly is no longer an “emerging growth company.” The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges and the listing standards of the Nasdaq, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Dragonfly to carry out activities Dragonfly has not done previously. For example, New Dragonfly will create new board committees, enter into new insurance policies and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or New Dragonfly’s independent registered public accounting firm identifies additional material weaknesses in the internal control over financial reporting), New Dragonfly could incur additional costs rectifying those issues, the existence of those issues could adversely affect New Dragonfly’s reputation or investor perceptions of it and it may be more expensive to obtain director and officer liability insurance. Risks associated with New Dragonfly’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Dragonfly board of directors or as executive officers. In addition, as a public company, New Dragonfly may be subject to stockholder activism, which can lead to substantial costs, distract management and impact the manner in which New Dragonfly operates New Dragonfly’s business in ways New Dragonfly cannot currently anticipate. As a result of disclosure of information in this proxy statement and in filings required of a public company, New Dragonfly’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, New Dragonfly’s business and results of operations could be materially adversely affected and even if the claims do not result in litigation or are resolved in New Dragonfly’s favor, these claims and the time and resources necessary to resolve them could divert the resources of New Dragonfly’s management and adversely affect New Dragonfly’s business and results of operations. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Dragonfly to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Because there are no current plans to pay cash dividends on the New Dragonfly common stock for the foreseeable future, you may not receive any return on investment unless you sell your New Dragonfly common stock at a price greater than what you paid for it.

New Dragonfly intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of New Dragonfly common stock will be at the sole discretion of the New Dragonfly board of directors. The New Dragonfly board of directors may take into account general and economic conditions, New Dragonfly’s financial condition and results of operations, New Dragonfly’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by New Dragonfly to its stockholders or by its subsidiaries to it and such other factors as the New Dragonfly board of directors may deem relevant. As a result, you may not receive any return on an investment in New Dragonfly common stock unless you sell your New Dragonfly common stock for a price greater than that which you paid for it.

The Merger may be taxable to U.S. Holders of Dragonfly Common Stock.

Subject to the limitations and qualifications described in “U.S. Federal Income Tax Considerations —  Tax Consequences of the Merger to U.S. Holders of Dragonfly Common Stock,” the Merger should qualify as a “reorganization” within the meaning of Section 368 of the Code and, as a result, a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) of Dragonfly common stock should not recognize gain or loss on the exchange of Dragonfly common stock for New Dragonfly common stock (including the Earnout Shares) pursuant to the Merger. However, the failure to meet certain requirements could result in the Merger being a taxable event to U.S. Holders of Dragonfly common stock. The U.S. federal income tax consequences to such U.S. Holders of such requirements not being met are discussed under the section entitled “U.S. Federal Income Tax Considerations — Tax Consequences of the Merger to U.S. Holders of Dragonfly Common Stock”).

FAIRNESS OPINION OF DUFF & PHELPS

Opinion of Duff & Phelps, Chardan’s Financial Advisor

On January 24, 2022, Chardan retained Duff & Phelps to serve as an independent financial advisor to the Chardan Board, specifically to provide to the Chardan Board a fairness opinion in connection with the Business Combination. On May 13, 2022, Duff & Phelps delivered its opinion, dated May 13, 2022 (the “Opinion”), to the Chardan Board that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the consideration to be paid by Chardan (in the form of Chardan common stock, the “Consideration”) to the Dragonfly securityholders in the Business Combination pursuant to the Business Combination Agreement is fair to Chardan, from a financial point of view.

In selecting Duff & Phelps, the Chardan Board considered, among other things, the fact that Duff & Phelps is a global leader in providing fairness opinions to boards of directors. Duff & Phelps is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The Opinion was approved by Duff & Phelps’ fairness opinions committee. The Opinion was provided for the information of, and directed to, the Chardan Board for its information and assistance in connection with the Business Combination.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex I and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. Chardan’s stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the Opinion, as well as other qualifications contained in the Opinion.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render the Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

●	reviewed unaudited financial information for Dragonfly for the year ended December 31, 2018 and audited financial information for Dragonfly for the years ended December 31, 2019 through December 31, 2021;
●	reviewed financial projections for New Dragonfly for the calendar years 2022 through 2023, provided to us by management of Dragonfly, approved for our use by management of Chardan (the “Financial Projections”), which are described in the section of this proxy statement/prospectus entitled “Certain Projected Financial Information of Dragonfly”;
●	reviewed the Dragonfly Investor Presentation dated April 2022;
●	reviewed the Business Combination Agreement;
●	reviewed the term sheet for the senior credit facilities dated March 30, 2022 by and between Dragonfly and Energy Impact Credit Fund;
●	reviewed Chardan’s S-1 dated March 8, 2021;
●	reviewed Chardan’s audited financial statements for the year ended December 31, 2021 filed on form 10-K;
●	discussed the information referred to above and the background and other elements of the Business Combination with the management of Chardan and certain members of the Chardan Board (in their capacity as members of the Chardan Board);

●	discussed with Chardan management and Dragonfly management the plans and intentions with respect to the management and operation of New Dragonfly following the completion of the Business Combination;
●	discussed with Chardan management and certain members of the Chardan Board (in their capacity as members of the Chardan Board) their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;
●	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant for comparison to New Dragonfly, as further described below in this section entitled “— Opinion of Chardan’s Financial Advisor”; and
●	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Business Combination, Duff & Phelps, with Chardan’s consent:

●	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Chardan and Dragonfly and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and did not independently verify such information;
●	relied upon the fact that the Chardan Board and Chardan have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;
●	assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expressed no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;
●	assumed that information supplied by and representations made by Chardan and Dragonfly and their respective management are substantially accurate regarding Chardan, Dragonfly, New Dragonfly, and the Business Combination;
●	assumed that the representations and warranties made in the Business Combination Agreement are substantially accurate;
●	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
●	assumed that the PIPE Investment and the Term Loan will be completed as contemplated by the draft documents reviewed by Duff & Phelps and as described by management of Dragonfly and Chardan;
●	assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of Chardan or Dragonfly since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;
●	assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in a timely manner in accordance with the Business Combination Agreement without any material amendments thereto or any waivers of any terms or conditions thereof; and
●	assumed that the consummation of the Business Combination will comply in all respects with all applicable foreign, federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to

Duff & Phelps’ analysis, on Chardan, Dragonfly, New Dragonfly or the contemplated benefits expected to be derived in the Business Combination.

Given Chardan’s nature as a special purpose acquisition company, for purposes of the Opinion and its analysis and with Chardan’s consent, Duff & Phelps assumed a value of $10.15 per share for Chardan’s Common Stock, with such $10.15 value being based on Chardan’s initial public offering of $10.00 per share and Chardan’s approximate cash per outstanding share of Chardan common stock (excluding, for the avoidance of doubt, the dilutive impact of founder shares or any Public Warrants, Private Warrants or other rights). Further, for purposes of the Opinion and its analysis and with Chardan’s consent, Duff & Phelps assumed the accuracy and completeness of the capitalization information for New Dragonfly prepared by Chardan, pro forma for the Business Combination, the PIPE Investment and the Term Loan.

To the extent that any of the foregoing assumptions, representations or any of the facts on which the Opinion is based prove to be untrue in any material respect, Duff & Phelps informed the Chardan Board that the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps prepared the Opinion effective as of May 13, 2022. The Opinion was necessarily based upon market, economic, financial and other conditions as they existed as of such date and could be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after such date.

Duff & Phelps did not evaluate the solvency of Chardan, Dragonfly, or New Dragonfly or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of Chardan or Dragonfly, or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps assumed that such terms are the most beneficial terms, from Chardan’s perspective, that could, under the circumstances, be negotiated among the parties to the Business Combination Agreement and the Business Combination, or (iii) advise the Chardan Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps assumed that the Merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Duff & Phelps was not expressing any view or rendering any opinion regarding the tax consequences of the Merger to Chardan, Dragonfly, New Dragonfly, or their respective shareholders.

In rendering the Opinion, Duff & Phelps was not expressing any opinion as to the market price or value of Chardan’s Common Stock or the equity of New Dragonfly (or anything else) either before or after the consummation of the Business Combination or how any such shares may trade at any time. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Chardan’s, Dragonfly’s, or New Dragonfly’s credit worthiness, as tax advice or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of Chardan’s or Dragonfly’s officers, directors or employees, or any class of such persons, relative to the Total Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ Opinion was furnished for the use and benefit of the Chardan Board in connection with the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety and the description hereof in this proxy statement/prospectus and any other filing Chardan is required to make with the SEC in connection with the Business Combination if such inclusion is required by the applicable law. The Opinion (i) did not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) did not address or express any view on any transaction related to the Business Combination, including the PIPE investment and the Term Loan; (iii) was not a recommendation as to how the Chardan Board or any stockholder of Chardan or Dragonfly should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) did not indicate that the Total Consideration is the best possibly attainable by Chardan under any circumstances; instead, it merely stated whether the Total Consideration is within or below a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based. The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion, Duff & Phelps did not express any view or opinion as to (i) any other term, aspect or implication of (a) the Business Combination (including, without limitation, the form or structure of the Business Combination) or the Business Combination Agreement or (b) any other agreement, transaction document or instrument contemplated by the Business Combination Agreement or to be entered into or amended in connection with the Business Combination, including the PIPE Investment and the Term Loan, or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of Chardan or Dragonfly (including, without limitation, the fairness or the potential dilutive or other effects of the Business Combination or the PIPE Investment). The Opinion did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of Chardan or any other party). Duff & Phelps also did not address, or express a view with respect to, any acquisition of control or effective control of New Dragonfly by any stockholder or group of stockholders of Dragonfly (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of Chardan, Dragonfly, New Dragonfly or any other party). The Opinion did not in any way address the appropriate capital structure of New Dragonfly, whether New Dragonfly should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination (including, without limitation, the PIPE Investment and the Term Loan) or the likelihood of obtaining such financing, or whether or not Dragonfly, Chardan, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the Opinion to the Chardan Board. This summary is qualified in its entirety by reference to the full text of the Opinion, attached to this proxy statement/prospectus as Annex I. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Chardan Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

The Discounted Cash Flow (“DCF”) Analysis is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate (the “DCF Analysis”). The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual/terminal value of the business at the end of the discrete projection period to arrive at an estimate of value.

Duff & Phelps performed a DCF Analysis of the estimated future unlevered free cash flows attributable to New Dragonfly for the years ending December 31, 2022 through December 31, 2023, with “unlevered free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. In applying the DCF Analysis, Duff & Phelps relied on the Financial Projections. Duff & Phelps estimated the net present value of all unlevered free cash flows for New Dragonfly after fiscal year 2023 (the “Terminal Value”)

by applying a revenue multiple range to New Dragonfly’s projected 2023 revenue in the Financial Projections. Duff & Phelps discounted the unlevered free cash flows in the discrete period and the Terminal Values in 2023 back to the present to obtain a range of the estimated current enterprise value of New Dragonfly.

Market Approach

The “Market Approach” is a valuation technique that provides an estimation of value by applying a valuation multiple to a specific financial metric for the subject company. These valuation multiples are either observed or derived from (i) market prices of actively traded, public companies, publicly available historical financial information and consensus equity research analyst estimates of future financial performance or (ii) prices paid in actual mergers, acquisitions or other transactions. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and other similar businesses.

Duff & Phelps utilized the Market Approach to (i) select a range of last twelve month (“LTM”) revenue multiples to calculate the Terminal Value for the DCF Analysis and (ii) select a range of 2022 and 2023 revenue multiples to estimate a range of current enterprise value-to-projected 2022 and 2023 revenue for New Dragonfly.

Duff & Phelps selected ten companies that it deemed relevant in its analysis (the “Selected Publicly Traded Companies”). Duff & Phelps arranged the Selected Publicly Traded Companies into three groups: Mature lithium-ion battery companies, solid state battery companies, and energy storage and other companies. Duff & Phelps selected the Selected Publicly Traded Companies based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements, profit margins and other characteristics, to that of New Dragonfly. Duff & Phelps noted that none of the Selected Publicly Traded Companies are perfectly comparable to New Dragonfly. Duff & Phelps does not have access to non-public information of any of the Selected Publicly Traded Companies. Accordingly, a complete valuation analysis of New Dragonfly cannot rely solely upon a quantitative review of the Selected Publicly Traded Companies but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of New Dragonfly. Therefore, the Market Approach is subject to certain limitations.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies. The estimates for 2022 and 2023 in the tables below with respect to the Selected Publicly Traded Companies were derived based on information for the 12-month periods ending closest to New Dragonfly’s fiscal year ends for which information was available.

Selected Publicly Traded Companies

	LTM	2022	2023	LTM	2022	2023
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
	Growth	Growth	Growth	Growth	Growth	Growth
Mature Lithium-Ion Battery Companies
BYD Company Limited	36.0%	53.2%	24.5%	-26.3%	47.9%	27.4%
Samsung SDI Co., Ltd.	20.0%	31.2%	18.6%	32.6%	34.7%	21.7%
Solid State Battery Companies
QuantumScape Corporation	NM	NM	NM	NM	NM	NM
Solid Power, Inc.	29.0%	47.5%	NM	NM	NM	NM
Energy Storage/Other
Enovix Corporation	NM	NM	1376.3%	NM	NM	NM
Eos Energy Enterprises, Inc.	1918.8%	987.4%	321.2%	NM	NM	NM
ESS Tech, Inc.	NM	NM	2523.4%	NM	NM	NM
Li-Cycle Holdings Corp.	482.4%	417.9%	376.9%	NM	NM	NM
Microvast Holdings, Inc.	41.3%	38.8%	79.1%	NM	NM	NM
Stem, Inc.	221.4%	207.2%	62.5%	NM	NM	NM

	LTM	2022	2023
	EBITDA	EBITDA	EBITDA
	Margin	Margin	Margin
Mature Lithium-Ion Battery Companies
BYD Company Limited	7.3%	8.0%	8.2%
Samsung SDI Co., Ltd.	16.9%	17.4%	17.8%
Solid State Battery Companies
QuantumScape Corporation	NM	NM	NM
Solid Power, Inc.	NM	NM	NM
Energy Storage/Other
Enovix Corporation	NM	NM	NM
Eos Energy Enterprises, Inc.	NM	NM	NM
ESS Tech, Inc.	NM	NM	NM
Li-Cycle Holdings Corp.	NM	NM	11.5%
Microvast Holdings, Inc.	NM	NM	NM
Stem, Inc.	NM	NM	2.6%

	EV/ LTM	EV/ 2022	EV/ 2023	EV/ LTM	EV/ 2022	EV/ 2023
	Revenue	Revenue	Revenue	EBITDA	EBITDA	EBITDA
Mature Lithium-Ion Battery Companies
BYD Company Limited	2.72x	1.99x	1.60x	36.9x	24.8x	19.5x
Samsung SDI Co., Ltd.	2.38x	1.81x	1.53x	13.9x	10.4x	8.6x
Solid State Battery Companies
QuantumScape Corporation	NM	NM	NM	NM	NM	NM
Solid Power, Inc.	NM	NM	NM	NM	NM	NM
Energy Storage/Other
Enovix Corporation	NM	90.58x	6.14x	NM	NM	NM
Eos Energy Enterprises, Inc.	16.25x	2.51x	0.60x	NM	NM	NM
ESS Tech, Inc.	NM	49.55x	1.89x	NM	NM	NM
Li-Cycle Holdings Corp.	65.03x	17.36x	3.64x	NM	NM	31.7x
Microvast Holdings, Inc.	4.62x	3.33x	1.86x	NM	NM	NM
Stem, Inc.	7.79x	3.05x	1.87x	NM	NM	71.4x

LTM = Latest Twelve Months

NM = Not Meaningful

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization

EV: Enterprise Value = Market capitalization plus debt, net of cash and equivalents

Sources: S&P Capital IQ, SEC Filings, Annual and Interim Reports, Investor Presentations

Summary Financial Analyses

Discounted Cash Flow Analysis

Based on the data shown in the tables above, Duff & Phelps selected a range of multiples to apply to New Dragonfly’s projected 2023 revenue to obtain a range of Terminal Values to incorporate in to the DCF Analysis. In particular, Duff & Phelps analyzed LTM and projected 2022 revenue growth, LTM and projected 2022 EBITDA growth, LTM and projected 2022 EBITDA margins, and multiples of enterprise value-to-LTM and enterprise value-to-projected 2022 revenue for the Selected Publicly Traded Companies compared to projected 2023 revenue growth, projected 2023 EBITDA growth, projected 2023 EBITDA margin for New Dragonfly, based on the Financial Projections. Such analysis informed the selection of terminal multiples of projected 2023 revenue for New Dragonfly. Rather than applying the average or median multiple from these analyses, Duff & Phelps selected multiples that, in its judgement, reflected New Dragonfly’s size, revenue growth outlook, capital requirements, profit margins, stage of product pipeline and other characteristics relative to the Selected Publicly Traded Companies. Based on these analyses, Duff & Phelps’ selected a terminal revenue multiple range of 3.75x to 4.25x New Dragonfly’s projected 2023 revenue which resulting terminal value range was utilized in the DCF Analysis to estimate the current enterprise value range of New Dragonfly. Duff & Phelps noted that the range of implied terminal EBITDA multiples of 24.4x to 27.7x based on the selected range of terminal revenue multiples was within the range of LTM EBITDA multiples for the mature battery company group.

Determination of an appropriate discount rate to use in the DCF Analysis requires a degree of judgment. Duff & Phelps considered a number of factors in determining the discount rate range, including the results of published studies on discount rates. Duff & Phelps also considered (i) New Dragonfly’s stage in the cycle of management’s business plan, (ii) New Dragonfly’s projected financial performance and growth and (iii) the risks facing New Dragonfly in order to achieve the projected results, including execution risk and competitive risks, among others. Based on these factors and the published discount rate studies, Duff & Phelps used discount rates ranging from 25.0% to 30.0% to discount the projected unlevered free cash flows and the Terminal Value. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based on the Financial Projections.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an estimated enterprise value range for New Dragonfly of $630 million to $760 million.

Market Approach

Based on the data shown in the tables above, Duff & Phelps also selected a range of valuation multiples to apply to New Dragonfly’s projected 2022 revenue and projected 2023 revenue to obtain a range of current enterprise values for New Dragonfly using the Market Approach. Duff & Phelps analyzed 2021 through 2023 revenue and EBITDA growth and 2021 through 2023 EBITDA margins for the Selected Publicly Traded Companies and compared these metrics to the same metrics for New Dragonfly, based on the Financial Projections. Duff & Phelps used these comparisons and the multiples of enterprise value-to-2022 projected revenue for the Selected Publicly Traded Companies to select a 2022 revenue multiple range of 5.50x to 6.50x to apply to New Dragonfly’s projected 2022 revenue and the multiples of enterprise value-to-2023 projected revenue for the Selected Publicly Traded Companies to select a 2023 revenue multiple range of 2.50x to 3.00x to apply to New Dragonfly’s projected 2023 revenue, resulting in an estimated current enterprise value range for New Dragonfly. Duff & Phelps selected multiples that, in its judgement, reflected New Dragonfly’s revenue growth outlook, capital requirements, profit margins, stage of product pipeline and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps’ Market Approach resulted in an estimated enterprise value range for New Dragonfly of $640 million to $760 million.

Conclusion

Duff & Phelps estimated the range of enterprise value of New Dragonfly to be $640 million to $760 million, based on the ranges indicated by the DCF Analysis and the Market Approach. Duff & Phelps further estimated the range of total equity value of New Dragonfly following the Business Combination by adding pro forma cash and cash equivalents of $133 million (which assumes no redemptions), subtracting the face value of pro forma debt of $75 million, subtracting the Duff & Phelps’ estimated theoretical value range of Management Performance Shares of approximately $150 million to $210 million and subtracting Duff & Phelps’ estimated value range of all warrants of $7 million to $8 million. Duff & Phelps estimated the value ranges for the Management Performance Shares and warrants with a stock price simulation model using volatility inputs derived from public companies. After making these adjustments, the estimated total equity value range for New Dragonfly was $541 million to $600 million.

Duff & Phelps calculated that the equity value of New Dragonfly implied by the Business Combination was $566 million, which is equivalent to 56 million shares outstanding (assuming no redemptions) multiplied by $10.15 per share. Duff & Phelps noted that the Aggregate Merger Consideration to be paid to current Dragonfly equityholders implied by the Business Combination is, therefore, $372 million, which is based on Dragonfly’s former owners’ pro forma 65.8% ownership of New Dragonfly (based on the pro forma capitalization table for New Dragonfly and assuming no redemptions).

Duff & Phelps noted that the Aggregate Merger Consideration to be paid to current Dragonfly equityholders of $372 million is within the range of $356 million to $395 million estimated for current Dragonfly equityholders’ pro forma 65.8% ownership of New Dragonfly (based on the pro forma capitalization table for New Dragonfly and assuming no redemptions).

Duff & Phelps noted that Chardan’s trust account balance of $128.4 million is within the range of $123 million to $136 million estimated for Chardan stockholders’ pro forma 22.7% ownership of New Dragonfly (based on the pro forma capitalization table for New Dragonfly and assuming no redemptions).

The Opinion was only one of the many factors considered by the Chardan Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the Chardan Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of the Opinion to the Chardan Board, Chardan agreed to pay Duff & Phelps a fee of $450,000. A portion of the fee was payable upon delivery of the Opinion and a portion is payable upon consummation of the Business Combination.

No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion.

Furthermore, Duff & Phelps is entitled to be paid additional fees at a percentage of Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. Chardan has also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and reasonable fees and expenses of outside counsel retained by Duff & Phelps in connection with the engagement. Chardan has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which Chardan believes are customary in transactions of this nature, were negotiated at arm’s length, and the Chardan Board is aware of these fee arrangements.

Disclosure of Prior Relationships

Duff & Phelps previously provided a fairness opinion to an affiliate of Chardan in connection with an unrelated transaction. For this prior engagement, Duff & Phelps received customary fees, expense reimbursement, and indemnification. Duff & Phelps may seek to provide Chardan, Dragonfly, New Dragonfly and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

SPECIAL MEETING OF CHARDAN STOCKHOLDERS

General

Chardan is furnishing this proxy statement to Chardan’s stockholders as part of the solicitation of proxies by the Chardan Board for use at the special meeting of Chardan stockholders to be held on [●] and at any adjournment or postponement thereof. This proxy statement provides Chardan’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held at [●] a.m. Eastern Time, on [●]. In light of the COVID-19 pandemic and to protect the health of stockholders of Chardan and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/cnaq/2022 and entering your control number as further explained in the accompanying proxy statement/prospectus. You may also attend the Special Meeting telephonically by dialing within the U.S. and Canada: +1 857-999-9155 (toll free) or outside of the U.S. and Canada: +1 857-999-9155 and when prompted enter the pin 5046958#.

Registering for the Special Meeting

If you are a registered stockholder, you will receive a proxy card from the Transfer Agent. The card will contain instructions on how to attend the Special Meeting, including how to register for the virtual Special Meeting.

If you do not have access to Internet, you can listen only to the meeting by dialing +1 857-999-9155 (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number. Please note that you will not be able to vote or ask questions at the Special Meeting if you choose to participate telephonically.

Purpose of the Chardan Special Meeting

At the special meeting, Chardan is asking holders of Chardan common stock to consider and vote upon:

●	a proposal to approve the Business Combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. See the section entitled “Proposal No. 1 — The Business Combination Proposal” for additional information;
●	a proposal to approve and adopt changes to the certificate of incorporation of Chardan reflected in the third amended and restated certificate of incorporation of Chardan in the form attached hereto as Annex B. See the section entitled “Proposal No. 2 — The Charter Proposal” for additional information;
●	a proposal to approve, for purposes of complying with the applicable rules of the Nasdaq, the issuance of more than 20% of Chardan’s issued and outstanding shares of common stock in connection with the Business Combination, including, without limitation, the Aggregate Merger Consideration, the Earnout Shares, the PIPE Investment, the Term Loan Lender Warrants and the Equity Facility. See the section entitled “Proposal No. 3 — The Nasdaq Proposal” for additional information;
●	a proposal to approve and adopt the 2022 Plan. See the section entitled “Proposal No. 4 — The Incentive Plan Proposal” for additional information;
●	a proposal to approve and adopt the ESPP. See the section entitled “Proposal No. 5 — The ESPP Proposal” for more information;
●	a proposal to approve and elect seven (7) directors to the New Dragonfly board. See the section entitled “Proposal No. 6 — The Director Election Proposal” for more information and

●	a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal. See the section entitled “Proposal No. 7 — The Adjournment Proposal.”

Recommendation of the Chardan Board

The Chardan Board unanimously recommends that stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented.

When you consider the Chardan Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of Chardan stockholders generally. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information. The Chardan Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and in recommending to the Chardan stockholders that they vote “FOR” the proposals presented at the special meeting.

Record Date; Persons Entitled to Vote

Chardan has fixed the close of business on August 11, 2022, as the record date for determining Chardan stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on the record date, there were 6,255,848 shares of Chardan common stock outstanding and entitled to vote. Each share of Chardan common stock is entitled to one vote per share at the special meeting.

Quorum

The presence at the special meeting by attendance in person (via the virtual meeting platform) or by proxy, of a majority of the voting power of all the outstanding shares of Chardan common stock as of the record date entitled to vote constitutes a quorum at the special meeting. Proxies that are marked “ABSTAIN” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting.

Vote Required for Approval

The approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposals.

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of Chardan’s outstanding shares of common stock. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” such proposal.

Approval of the Director Election Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

Consummation of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. It is important for you to note that in the event that the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or, the Director Election Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination.

Effect of Abstentions and Broker Non-Votes

Abstentions will have the same effect as a vote “AGAINST” each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal and the Adjournment Proposal. Abstentions will have no effect on the Director Election Proposal.

Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. We believe the proposals presented to the stockholders at the special meeting will be considered non-routine and, therefore, your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the special meeting. If you do not provide instructions with your proxy, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or nominee is not voting your shares is referred to as a “broker non-vote.”

Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the special meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Broker non-votes will count as a vote “AGAINST” the Charter Proposal but will not have any effect on the outcome of any other proposals.

Voting Your Shares

Each share of Chardan common stock that you own in your name entitles you to one vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares of Chardan common stock at the special meeting:

●	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “For” the Director Election Proposal and “FOR” the Adjournment Proposal, if presented. Votes received after a matter has been voted upon at the special meeting will not be counted.
●	You can attend the special meeting in person (via the virtual meeting platform) and vote during the meeting by following the instructions on your proxy card.

However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Chardan can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date;
●	you may notify Chardan’s Secretary in writing before the special meeting that you have revoked your proxy; or
●	you may attend the special meeting, revoke your proxy, and vote at the special meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of Chardan common stock, you may call Chardan’s proxy solicitor, Morrow Sodali LLC, toll-free at 800-662-5200 or banks and brokers may call collect at 203-658-9400, or Chardan at (646) 465-9000.

Redemption Rights

Pursuant to our current certificate of incorporation, holders of public shares may seek to redeem their shares for cash, regardless of whether they vote “FOR” or “AGAINST” the Business Combination Proposal. Any stockholder holding public shares as of the record date who votes “FOR” or “AGAINST” the Business Combination Proposal may demand that Chardan redeem such shares for a full pro rata portion of the trust account (which, for illustrative purposes, was approximately $10.24 per share as of March 31, 2022), calculated as of two business days prior to the anticipated consummation of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, Chardan will redeem these shares for a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the Business Combination. The redemption rights include the requirement that a holder must identify himself, herself or itself in writing as a beneficial holder and provide his, her or its legal name, phone number and address to the transfer agent in order to validly redeem his, her or its shares.

Notwithstanding the foregoing, a holder of public shares, together with any of its affiliates or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 20% of the public shares. Accordingly, all public shares in excess of 20% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash.

The Sponsor and the Insiders will not have redemption rights with respect to any shares of Chardan common stock owned by them, directly or indirectly in connection with the Business Combination.

Holders may demand redemption by delivering their stock, either physically or electronically using the Depository Trust Company’s DWAC System, to the Transfer Agent prior to the vote at the special meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $100 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to redeem such shares, once made, may be withdrawn at any time up to the vote on the Business Combination Proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the Business Combination is not approved or completed for any reason, then Chardan’s public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the trust account, as applicable. In such case, Chardan will promptly return any shares delivered by public holders. Additionally, if Chardan would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares for cash, Chardan will not be able to consummate the Business Combination.

The closing price of Chardan common stock on June 30, 2022 was $10.15 per share. The cash held in the trust account on such date was approximately $128,437,611 (approximately $10.15 per public share). Prior to exercising redemption rights, stockholders should verify the market price of Chardan common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Chardan cannot assure its stockholders that they will be able to sell their shares of Chardan common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of Chardan common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the Business Combination Proposal by delivering your stock certificate (either physically or electronically) to the Transfer Agent prior to the vote at the special meeting, and the Business Combination is consummated.

Appraisal Rights / Dissenter’s Rights

Neither stockholders, unitholders nor warrant holders of Chardan have appraisal rights in connection the Business Combination under the DGCL.

Under the Nevada Dissenter’s Rights Statutes (NRS 92A.300 through NRS 92A.500, inclusive), any Dragonfly stockholder who does not vote or sign a written consent (and who does not cause or permit the stockholder’s shares to be voted) in favor of the Merger will have the right to dissent from the Merger and, in lieu of receiving the Per Share Merger Consideration with respect to the stockholder’s Dragonfly shares, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s Dragonfly shares, but only if the stockholder complies with all other applicable requirements under the Nevada Dissenter’s Rights Statutes. The Dragonfly stockholders must also approve the Merger, and the Dragonfly Stockholder Approval must be obtained and delivered to Chardan (which such approval was obtained and delivered by execution of a written consent by the requisite equityholders of Dragonfly).

Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

Proxy Solicitation Costs

Chardan is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail. Chardan and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Chardan will bear the cost of the solicitation.

Chardan has hired Morrow Sodali LLC to assist in the proxy solicitation process. Chardan will pay that firm a fee of $27,500 plus disbursements. Such payment will be made from non-trust account funds.

Chardan will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Chardan will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Overview

Chardan’s stockholders are being asked to approve the Business Combination with Dragonfly described in this proxy statement, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements described in this proxy statement. The discussion in this proxy statement of the Business Combination and the principal terms of the Business Combination Agreement is subject to, and is qualified in its entirety by reference to, the Business Combination Agreement, which is attached as Annex A to this proxy statement.

You should carefully read this proxy statement in its entirety for more detailed information concerning the Business Combination Agreement. Please see the subsection entitled “— Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement.

We may consummate the Business Combination only if it is approved by the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon.

The Business Combination Agreement

This subsection of the proxy statement describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement as characterizations of the actual state of facts about Chardan, Merger Sub, Dragonfly or any other matter.

On May 15, 2022, Chardan, Merger Sub and Dragonfly entered into the Business Combination Agreement (as amended on July 12, 2022), which provides, among other things, that the parties to the Business Combination Agreement will cause articles of merger to be executed and filed with the Secretary of State of the State of Nevada, pursuant to which Merger Sub will merge with and into Dragonfly, with Dragonfly as the surviving corporation in the Merger and, after giving effect to such merger, Dragonfly will be a wholly owned subsidiary of Chardan. The Aggregate Merger Consideration to be received by equityholders of Dragonfly as of immediately prior to the Closing (including pursuant to the Dragonfly Incentive Plan, as described below) will be 41,500,000 shares of Chardan common stock (at a deemed value of $10.00 per share) or, as applicable, shares underlying options based on Dragonfly common stock. The portion of the Aggregate Merger Consideration reflecting the conversion of the Dragonfly options is calculated assuming that all New Dragonfly options are net-settled. With respect to the New Dragonfly options received in respect of Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, up to 3,474,256 additional shares of New Dragonfly common stock may be issued. Dragonfly stockholders will also have the contingent right to receive up to 40,000,000 shares of New Dragonfly common stock in the aggregate as Earnout Consideration.

Under the Nevada Dissenter’s Rights Statutes (NRS 92A.300 through NRS 92A.500, inclusive), any Dragonfly stockholder who does not vote or sign a written consent (and who does not cause or permit the stockholder’s shares to be voted) in favor of the Merger will have the right to dissent from the Merger and, in lieu of receiving the Per Share Merger Consideration with respect to the stockholder’s Dragonfly shares, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s Dragonfly shares, but only if the stockholder complies with all other applicable requirements under the Nevada Dissenter’s Rights Statutes. Please see the section entitled “Appraisal Rights and Dissenter’s Rights” for additional information.

In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor, pursuant to which the Sponsor has agreed to subscribe for and purchase, and Chardan has agreed to issue and sell, an aggregate of 500,000 shares of Chardan common stock at a price of $10.00 per share, for aggregate gross proceeds of $5 million (the “Aggregate Subscription Amount”), on the terms and subject to the conditions set forth in such Subscription Agreement. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market provided such shares are not redeemed (as described below). Please see “— Related Agreements — Subscription Agreement” for additional information.

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5” and, in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.

The proceeds of the Term Loan may be used (i) to support the Business Combination, (ii) to repay outstanding indebtedness and other obligations of Dragonfly, (iii) to pay fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan must be fully drawn on the Closing Date and will mature four years from the Closing Date.

In connection with the Term Loan, New Dragonfly will also issue to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender (collectively, the “Term Loan Lenders”) the Penny Warrants, exercisable to purchase 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date, and the $10 Warrants, which are exercisable to purchase 1.6 million shares of Dragonfly’s common stock at $10 per share.

The definitive documentation for the Term Loan has not been finalized and, accordingly, the actual terms of the Term Loan, may differ from those described in this proxy statement/prospectus. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” for additional information.

Concurrently with the execution of the Business Combination Agreement, Dragonfly and CCM 5, an affiliate of Chardan Capital Markets (CCM 5 in connection with the Equity Facility, or such other affiliate investor as it may designate, the “Equity Facility Investor”), entered into an equity facility letter agreement on May 15, 2022 (the “Equity Facility Letter Agreement”), pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) prior to the Closing Date to establish a committed equity facility (the “Equity Facility”). The Equity Facility Definitive Documentation will contain terms that are consistent with the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility. The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering.

The PIPE Securities to be issued or issuable pursuant to the Subscription Agreement have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. Chardan has granted the PIPE Investor certain registration rights in connection with the PIPE Investment. The PIPE Investment is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to Closing, including the Subscription Agreement, the Sponsor Support Agreement, the Registration Rights Agreement (each as hereinafter defined) and the other documents delivered pursuant to the Business Combination Agreement. See “— Related Agreements” for more information.

Consideration to Dragonfly Holders in the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the holders of Dragonfly Conversion Shares will receive a portion of the Aggregate Merger Consideration equal to (1) the Exchange Ratio, multiplied by (2) the number of Dragonfly Conversion Shares held by such holder as of immediately prior to the Effective Time, with fractional shares rounded down to the nearest whole share as to each such separate holder of Dragonfly Conversion Share. Further, in accordance with the terms and subject to the conditions of the Business Combination Agreement, the holders of Dragonfly Conversion Shares will receive their pro rata portion of the Earnout Consideration on the applicable earnout achievement dates to the extent due and issuable, with fractional shares rounded to the nearest whole share as to each such separate holder of Dragonfly Conversion Shares.

Holders of Dragonfly stock will have the contingent right to receive up to 40,000,000 shares of New Dragonfly common stock in the aggregate (“Earnout Consideration”), as follows:

●	New Dragonfly shall issue 15,000,000 shares of New Dragonfly common stock in the aggregate, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for New Dragonfly filed with the SEC, Acquiror’s (x) total audited revenue for the year ended December 31, 2023 is equal to or greater than $250,000,000, and (y) audited operating income for the year ended December 31, 2023 is equal to or greater than $35,000,000 (the “First Milestone”).
●	New Dragonfly shall issue an additional 12,500,000 shares of New Dragonfly common stock, in the aggregate, if at any time during the period beginning on the Closing Date and ending on December 31, 2026 (the “Second Milestone Earnout Period”), the VWAP of the New Dragonfly common stock over any 20 Trading Days (which may or may not be consecutive) within any 30 consecutive Trading Day period is greater than or equal to $22.50 per share of New Dragonfly common stock (the “Second Milestone”).
●	New Dragonfly shall issue an additional 12,500,000 shares of New Dragonfly common stock, in the aggregate, if at any time during the period beginning on the Closing Date and ending on December 31, 2028 (the “Third Milestone Earnout Period” and together with the Second Milestone Earnout Period, each, an “Earnout Period” and collectively, the “Earnout Periods”), the VWAP of the New Dragonfly common stock over any 20 Trading Days (which may or may not be consecutive) within any 30 consecutive Trading Day period is greater than or equal to $32.50 per share of New Dragonfly common stock (the “Third Milestone” and together with the First Milestone and the Second Milestone, the “Earnout Milestones”). If the Third Milestone is reached on or prior to the Third Earnout Period, New Dragonfly shall also issue the shares of New Dragonfly common stock issuable pursuant to the Second Milestone to the extent such shares had not been previously vested (i.e., New Dragonfly shall issue a total of 25,000,000 shares, and if the First Milestone was reached, New Dragonfly will have issued a total of 40,000,000 shares).
●	Upon the consummation of a change of control transaction during either the Second Milestone Earnout Period or the Third Milestone Earnout Period, any Earnout Milestone with respect to such Earnout Period that has not yet been achieved shall automatically be deemed to have been achieved if a change of control transaction is announced with an imputed share price of New Dragonfly common stock of at least $22.50 on or prior to the Second Earnout Period or $32.50 on prior to the Third Earnout Period.

Further, each Dragonfly option will be converted into a Chardan option, and such exchanged Dragonfly option will be subject to substantially the same vesting terms applicable to the Dragonfly options as of immediately prior to the Closing except that (i) such Chardan option shall provide the right to purchase that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Dragonfly common stock subject to such Chardan option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Chardan option shall be equal to the exercise price per share of such Dragonfly option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of any such Dragonfly options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of all Dragonfly options will be made in a manner, such that such conversion will not constitute a “modification” of such Dragonfly options for purposes of Section 409A or Section 424 of the Code, as applicable.

Closing and Effective Time of the Business Combination

The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables via e-mail or facsimile on the second business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under the section entitled “— Conditions to the Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Chardan and Dragonfly may agree in writing.

Conditions to the Closing of the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction or, if permitted by applicable law, written waiver by the party whose benefit such condition exists of the following conditions:

●	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, judgment, decree, executive order or award which is then in effect and has the effect of making the transactions, including the Merger, illegal or otherwise prohibiting or enjoining consummation of the transactions, including the Merger;
●	this proxy statement shall have received SEC clearance;
●	the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined in the Business Combination Agreement) shall have expired or been terminated (the waiting period expired on June 27, 2022);
●	the Chardan common stock to be issued in connection with the transactions shall have been approved for listing on Nasdaq;
●	Chardan shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount actually received by Chardan prior to or substantially concurrently with the Closing);
●	the Business Combination Agreement and, to the extent required, the transactions contemplated by the Business Combination Agreement (including the Merger) shall have been approved by the affirmative vote of the holders of the requisite number of Chardan common stock being obtained in accordance with Chardan’s current certificate of incorporation and bylaws, applicable law, and the rules and regulations of Nasdaq; and
●	the Business Combination Agreement and, to the extent required, the transactions contemplated by the Business Combination Agreement (including the Merger) shall have been approved by the requisite number of stockholders of Dragonfly in accordance with the Nevada Revised Statutes, Dragonfly’s governing documents and agreements between Dragonfly and its stockholders (“Dragonfly Stockholder Approval”). The Dragonfly Stockholder Approval was obtained and delivered to Chardan immediately following the execution of the Business Combination Agreement by execution of a written consent by the requisite equityholders of Dragonfly.

Other Conditions to the Obligations of Chardan

The obligations of Chardan to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Chardan of the following further conditions:

●	certain of the representations and warranties of Dragonfly pertaining to the capitalization of Dragonfly must be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date;
●	each of the Dragonfly Fundamental Representations (other than those portions of the capitalization representations referenced in the preceding bullet point) must be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date;
●	the other representations and warranties of Dragonfly shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Business Combination Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;
●	Dragonfly shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement as of or prior to the Closing;
●	the Company Preferred Conversion shall have occurred or will occur immediately prior to the Effective Time;
●	The Key Employment Agreements shall have been amended in accordance with the terms of the applicable amendments, and shall continue to be in full force and effect and shall not have been terminated for any reason;
●	Dragonfly shall have (x) if the debt financing as contemplated by the Debt Commitment Letter is consummated, delivered the Payoff Consent (as defined in the Business Combination Agreement) and Payoff Letter (as defined below) and repaid all outstanding PIUS Debt (as defined in the Business Combination Agreement) or (y) if the debt financing as contemplated by the Debt Commitment Letter is not consummated, refinanced the PIUS Debt on mutually agreeable terms; and
●	no Material Adverse Effect shall have occurred since the date of the Business Combination Agreement.

Other Conditions to the Obligations of Dragonfly

The obligations of Dragonfly to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, written waiver by Dragonfly of the following further conditions:

●	certain of the representations and warranties of Chardan regarding the capitalization of Chardan, must be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date;
●	the other representations and warranties regarding Chardan and Merger Sub shall be true and correct (without giving effect to any limitation of “materiality” or “material adverse effect” or any similar limitation set forth in the Business Combination Agreement) as of the Closing Date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect on Chardan’s ability to consummate the transactions contemplated by the Business Combination Agreement; and
●	Chardan shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement.

Representations and Warranties

Under the Business Combination Agreement, Dragonfly made customary representations and warranties to Chardan and Merger Sub relating to, among other things: organization, standing and corporate power; corporate authority; non-contravention governmental approvals; capitalization; subsidiaries; financial statements; internal controls; compliance with laws; absence of certain changes or events; no undisclosed liabilities; information supplied; litigation; contracts; employment matters; taxes; intellectual property; data protection; information technology; real property; insurance; environmental matters; regulatory matters; brokers; affiliate agreements; and no other representations or warranties.

Under the Business Combination Agreement, Chardan made customary representations and warranties to Dragonfly relating to, among other things: organization, standing and corporate power; corporate authority; approval; non-contravention; litigation; compliance with laws; employee benefit plans; financial ability; trust account; taxes; brokers; Chardan SEC reports; financial statements; Sarbanes-Oxley Act; business activities; absence of changes; proxy statement; no outside reliance; capitalization; Nasdaq stock market quotation; contracts; no defaults; title to property; Investment Company Act; affiliate agreements; takeover statutes and charter provisions; Aggregate Subscription Amount; Subscription Agreement; and no other representations or warranties.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Dragonfly, Chardan and Merger Sub are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Dragonfly are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Dragonfly and its Subsidiaries, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Dragonfly to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any authoritative interpretation thereof following the date of the Business Combination Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by the Business Combination Agreement, (iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, wild fires, or similar occurrences), change in climate, (v) pandemic (including COVID-19), epidemic, other outbreaks of illness or public health events, or any law issued by a governmental authority providing for any COVID-19 measures or any change in such Law after the date of the Business Combination Agreement, (vi) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vii) any failure of Dragonfly to meet any projections or forecasts (provided that this clause (vii) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (viii) the announcement of the Business Combination Agreement and consummation of the transactions contemplated hereby (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 of the Business Combination Agreement and any representation or warranty which by its terms is intended to address the consequences of the announcement of the Business Combination Agreement and consummation of the transactions contemplated hereby and the condition to Closing with respect thereto), or (ix) any action taken by Dragonfly or its Subsidiaries at the written request of, Chardan or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv) , (v), (vi) or (viii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of Dragonfly and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which Dragonfly and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Dragonfly and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which Dragonfly and its Subsidiaries conduct their respective operations.

Covenants of the Parties

Covenants of Dragonfly

Dragonfly made certain covenants under the Business Combination Agreement, including, among others, the following:

●	Subject to certain exceptions (including with respect to potential suspension of operations for COVID-19) or as consented to in writing by Chardan (such consent not to be unreasonably conditioned, withheld or delayed), prior to the Closing, Dragonfly will conduct and operate its business in the ordinary course, consistent with past practice, in all material respects, use commercially reasonable efforts to preserve intact Dragonfly’s current business organization and ongoing businesses, and maintain its existing relations and goodwill with its customers, suppliers, distributors and creditors, and use commercially reasonable efforts to retain the services of its present officers.
●	Subject to certain exceptions, prior to the Closing, Dragonfly will not do any of the following without Chardan’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):
●	change or amend the Governing Documents of Dragonfly or any of Dragonfly’s Subsidiaries or form or cause to be formed any new Subsidiary of Dragonfly;
●	make or declare any dividend or distribution to the equityholders of Dragonfly or make any other distributions in respect of any shares of the Company Capital Stock or the Equity Securities of Dragonfly or any of its Subsidiaries;
●	split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Dragonfly’s or any of its Subsidiaries’ capital stock or Equity Securities, except for any such transaction by a wholly owned Subsidiary of Dragonfly that remains a wholly owned Subsidiary of Dragonfly after consummation of such transaction;
●	purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other Equity Securities of Dragonfly or its Subsidiaries, except for (i) the acquisition by Dragonfly or any of its Subsidiaries of any shares of capital stock, membership interests or other Equity Securities of Dragonfly or its Subsidiaries in connection with the forfeiture or cancellation of such interests, (ii) transactions between Dragonfly and any wholly owned Subsidiary of Dragonfly or between wholly owned Subsidiaries of Dragonfly or (iii) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to Company Awards outstanding as of the date hereof in accordance with the terms of such Company Awards;
●	enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, in each case, other than in the ordinary course of business or as required by Law;
●	fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire, or enter into or terminate any Real Property Lease other than in the ordinary course of business or as required by Law;
●	sell, assign, transfer, convey, lease or otherwise dispose of, or create or incur any Lien (except for a Permitted Lien) on, any material tangible assets or properties of Dragonfly or its Subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among Dragonfly and its wholly owned Subsidiaries or among its wholly owned Subsidiaries and (iii) the sale of Dragonfly’s inventory in the ordinary course of business;
●	acquire any ownership interest in any real property;
●	except as otherwise required by Law, the terms of the applicable Company Benefit Plan as in effect on the date hereof, or the Contracts listed on Section 4.12 of the Company Disclosure Letter as in effect on the date hereof, (i) agree to pay any severance, retention, change in control or termination or similar compensation or benefits to any employee, officer, director or other individual service provider of Dragonfly or its Subsidiaries, (ii) hire or terminate any officer, director or employee of Dragonfly or any Subsidiary receiving annual base compensation equal to or in excess of $150,000, other than terminations of employment for cause or due to death or disability, (iii) terminate, adopt, enter into or amend any Company Benefit Plan, (iv) increase the compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business for employees who are not executive officers, (v) establish any trust or take any other action to secure the payment of any compensation payable by Dragonfly or any of Dragonfly’s Subsidiaries to any employee, officer, director or other individual service provider of Dragonfly or any of Dragonfly’s Subsidiaries, (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Dragonfly or any of Dragonfly’s Subsidiaries except in the ordinary course of business for employees who are not executive officers to the extent that the actions (individually or in the aggregate) do not materially increase costs to the Surviving Corporation, (vii) grant any new equity awards to any employee, officer, director or other individual service provider of Dragonfly (whether under the Company Incentive Plans or otherwise), except for grants of Dragonfly options not to exceed 1,020,127 shares of Dragonfly common stock, or (viii) amend, waive or modify any of the Key Employment Agreements (or any of the terms thereof including the Amendments), notwithstanding any provision of the Business Combination Agreement or other transaction documents to the contrary;
●	(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material amount of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof or (ii) launch a joint venture or similar arrangement with any corporation, partnership, association, or other business organization or division thereof;
●	(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Dragonfly or any Subsidiary of Dragonfly or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, except in the ordinary course of business;
●	(i) make, change, or revoke any material Tax election, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement (other than any Contract solely between Dragonfly and its existing Subsidiaries or any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
●	take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
●	issue any additional shares of Company Capital Stock or securities exercisable for or convertible into shares of Company Capital Stock, other than the issuance of shares of Company common stock (i) upon the exercise of Company Options pursuant to their terms in the ordinary course of business under the Dragonfly Incentive Plans and the applicable award agreements, in each case, outstanding on the date of the Business Combination Agreement in accordance with their terms as in effect as of the date of the Business Combination Agreement and (ii) pursuant to the Company Preferred Conversion;
●	adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Dragonfly or its Subsidiaries (other than the Merger);
●	commence, waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 in the aggregate;
●	grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to Dragonfly and its Subsidiaries (other than non-exclusive licenses granted in the ordinary course of business), or dispose of, abandon or permit to lapse any rights to any Company Registered Intellectual Property, other than with respect to immaterial Company Registered

Intellectual Property whose cost of prosecution or maintenance, in the reasonable exercise of Dragonfly’s or any of its Subsidiary’s business judgement, would outweigh any benefit to Dragonfly of prosecution or maintaining such item;
●	disclose or agree to disclose to any Person (other than Chardan or any of its representatives) any trade secret of Dragonfly or any of its Subsidiaries, other than to service providers and development partners on a need-to-know basis in the ordinary course of business and pursuant to obligations to use such information, know-how or process solely for purposes of providing such services or to collaborate on such development projects with Dragonfly or any of its Subsidiaries (as applicable), and to maintain the confidentiality thereof;
●	make or commit to make capital expenditures other than in an amount not in excess of the amount set forth on Section 6.1(s) of the Company Disclosure Letter, in the aggregate;
●	manage Dragonfly’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable and collection of accounts receivable in a timely manner when due) in a manner other than in the ordinary course of business;
●	enter into any new line of business Dragonfly and its Subsidiaries as of the date hereof do not currently engage in;
●	enter into, modify, amend, renew or extend any Collective Bargaining Agreement, other than as required by applicable Law, or recognize or certify any Labor Organization, or group of employees of Dragonfly or its Subsidiaries as the bargaining representative for any employees of Dragonfly or its Subsidiaries;
●	amend in a manner materially detrimental to Dragonfly or any of its Subsidiaries, terminate without replacement or fail to use commercially reasonable efforts to maintain, any License material to the conduct of the business of Dragonfly and its Subsidiaries, taken as a whole;
●	waive the restrictive covenant obligations of any current or former director, officer, employee or independent contractor of Dragonfly or any of Dragonfly’s Subsidiaries;
●	(i) limit the right of Dragonfly or any of Dragonfly’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Dragonfly and its Subsidiaries, taken as a whole;
●	terminate without replacement or amend in a manner materially detrimental to Dragonfly or any of its Subsidiaries, taken as a whole, any insurance policy insuring the business of Dragonfly or any of Dragonfly’s Subsidiaries; or
●	enter into any agreement to do any action prohibited under Section 6.1 of the Business Combination Agreement.
●	Dragonfly shall afford to Chardan and its accountants, counsel and other representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of Dragonfly, to, among other things, all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Dragonfly and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of Dragonfly and its Subsidiaries as such representatives may reasonably request.
●	Dragonfly shall use commercially reasonable efforts to deliver to Chardan, as soon as reasonably practicable following the date of the Business Combination Agreement, audited consolidated financial statements for the years ended December 31, 2020 and December 31, 2021, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant.

●	At or prior to the Closing, Dragonfly shall terminate or settle, or cause to be terminated or settled, without further liability to Chardan, Dragonfly or any of Dragonfly’s Subsidiaries, all Affiliate Agreements (other than those set forth on Section 6.4 of the Company Disclosure Letter) and provide Chardan with evidence of such termination or settlement reasonably satisfactory to Chardan.
●	Dragonfly and its Subsidiaries shall not, and Dragonfly shall cause its affiliates and its and their representatives, employees, officers, directors and advisors not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning Dragonfly or any of Dragonfly’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Dragonfly or any of Dragonfly’s Subsidiaries in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.
●	If the debt financing as contemplated by the Debt Commitment Letter (x) is consummated, Dragonfly shall obtain and deliver to Chardan a fully executed customary consent to early repayment and a customary payoff letter related to all outstanding PIUS Debt (the “Payoff Letter”), which Payoff Letter shall include language (i) stating that, upon receipt of the applicable payoff amount, the PIUS Debt and all related transaction and/or disbursement documents shall be automatically terminated (subject to the survival of provisions which by their express terms survive any such termination), (ii) providing that all Liens and all guarantees in connection therewith shall be released and automatically terminated upon the payment of the applicable payoff amount and (iii) providing for the return of all possessory collateral (if any) in connection with such Indebtedness; provided, that Dragonfly shall be solely responsible for providing the funds for repayment of all amounts set forth in the Payoff Letter or (y) is not consummated, Dragonfly shall cooperate with Chardan in good faith to refinance the PIUS Debt

Prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Dragonfly shall not, and shall cause its representatives not to: (i) intentionally initiate or solicit any inquiries that would be reasonably likely to lead to an offer or proposal regarding any transaction with any person (other than Chardan or its affiliates) that would result in a Change in Control (a “Dragonfly Acquisition Proposal”); (ii) engage in, continue or otherwise participate in any negotiation or discussion concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to a Dragonfly Acquisition Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Dragonfly Acquisition Proposal; (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement or other similar agreement for or relating to any Dragonfly Acquisition Proposal; or (v) resolve or agree to do any of the foregoing.

Covenants of Chardan

Chardan made certain covenants under the Business Combination Agreement, including, among others, the following:

●	Subject to certain exceptions, prior to the Closing, Chardan will, and will cause Merger Sub to, not do any of the following without Dragonfly’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):
●	change, modify or amend the Trust Agreement (as defined in the Business Combination Agreement) or the organizational documents of Chardan or Merger Sub;
●	declare, make or pay any dividend or other distribution in respect of any of its outstanding capital stock or other equity interests or otherwise adjust its capital structure, or repurchase or redeem any equity interests in Chardan;
●	take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
●	make, revoke or change any material tax election or change any material tax accounting method or period;

●	enter into, renew or amend in any material respect any related-party contract;
●	enter into, or amend or modify any material term of (in a manner adverse to itself), terminate, or waive or release any material right, claim or benefit under any material contract to which Chardan or Merger Sub is a party or by which it is bound;
●	enter into any settlements, other than in the ordinary course of business consistent with past practice;
●	incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;
●	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any of its capital stock, other equity interests or securities convertible into any such capital stock or equity interests, other than in connection with the exercise of outstanding warrants or the transactions, or amend, modify or waive any of the terms or rights set forth in outstanding warrants;
●	adopt or amend any benefit plan, or enter into any employment contract or collective bargaining agreement, hire any employee or any other individual to provide services following the Closing or enter into any agreement to compensate any of its officers or directors;
●	fail to maintain its existence or acquire, merge or consolidate with, or purchase a material portion of the assets or equity of another person;
●	make any capital expenditures;
●	make any loans, advances or capital contributions to, or investments in, any other person or make any change in its existing borrowing or lending arrangements (other than the Bridge Loan);
●	enter into any new line of business;
●	make any change in financial accounting methods, principles or practices, except insofar as may be required by a change in GAAP or applicable law;
●	fail to maintain, cancel or materially change coverage under any insurance policy maintained with respect to it and its assets and properties; or
●	enter into any agreement, understanding or arrangement with respect to the voting of Chardan common stock (other than any agreement with a Chardan stockholder consistent with the terms of the Sponsor Support Agreement or the Chardan Stockholder Agreement).
●	Chardan will use reasonable best efforts, as promptly as reasonably practicable following the filing of the proxy statement, to duly convene and hold the special meeting in accordance with the DGCL and, among other things, through its board of directors, recommend the Business Combination Agreement and the transactions contemplated thereby.
●	Subject to certain exceptions, Chardan shall use its reasonable best efforts to ensure that Chardan remains listed as a public company on Nasdaq and to cause the New Dragonfly common stock to be issued in connection with the transactions to be approved for listing on Nasdaq.
●	Prior to the Closing, Chardan will purchase a “tail” policy providing liability insurance coverage for Dragonfly’s directors and officers with respect to matters occurring on or prior to the Closing.

●	The Chardan Board will adopt the 2022 Plan with any modifications Dragonfly proposes based on the recommendation of its compensation consultant and board of directors as Chardan may consider and approve (such approval not to be unreasonably withheld or delayed).
●	Prior to the Closing or termination of the Business Combination Agreement, Chardan shall, and shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any person conducted prior to entry into the Business Combination Agreement in connection with a business combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a business combination. Chardan will also provide prompt written notice to Dragonfly of the receipt of any inquiry, proposal, offer or request for information received after the date of the Business Combination Agreement that constitutes, or could reasonably be expected to result in or lead to, any business combination and will keep Dragonfly reasonably informed of any material developments with respect to any such proposal.
●	Chardan and Merger Sub will take all actions necessary to consummate the PIPE Investment.
●	Chardan will terminate certain affiliate agreements and repay all outstanding indebtedness owed by Chardan to the Sponsor.
●	After the Closing, Chardan shall pay a transaction bonus to each of Mssrs. Denis Phars and Sean Nichols pursuant to the terms of Annex A to the Business Combination Agreement.
●	Prior to August 10, 2022, Chardan shall extend the deadline for Chardan to consummate its initial business combination by an additional three (3) months from the Acquiror Expiration Date in accordance with Chardan’s existing charter (the “Extended Termination Date”); provided, that if the Closing has not occurred by the date that is two Business Days prior to the Extended Termination Date, Chardan shall extend the deadline for Chardan to consummate its initial business combination in accordance with the Chardan’s existing charter and the prospectus providing for its initial public offering by an additional three (3) months from the Extended Termination Date.

Mutual Covenants of the Parties

The parties made certain covenants under the Business Combination Agreement, including, among others, the following:

●	using commercially reasonable efforts to consummate the Business Combination;
●	cooperate with respect to the debt financing and any alternative debt financing.
●	making relevant public announcements and solicitation of Chardan Stockholder Approval;
●	keeping certain information confidential in accordance with the existing non-disclosure agreements;
●	intending that the Merger will constitute a transaction treated as a “reorganization” within the meaning of Section 368 of the IRC, and agreeing not to take any action that would reasonably be expected to cause the Merger to fail to qualify for such treatment; and
●	cooperating in connection with certain tax matters and filings.

In addition, Chardan and Dragonfly agreed that Chardan and Dragonfly will prepare and mutually agree upon and Chardan will file with the SEC, this proxy statement relating to the Business Combination.

Board of Directors

Following the Closing, the current management of Dragonfly will become the management of New Dragonfly, and the New Dragonfly board of directors will consist of seven directors, which will be divided into three classes (Class A, B and C). Pursuant to the Business Combination Agreement, the New Dragonfly board of directors will initially consist of (i) five individuals designated by

Dragonfly and (ii) two director selected by Chardan, one in Class B (to also serve on the compensation committee and/or nominating and corporate governance committee) and the other in Class C (to also serve on the audit committee)).

Survival of Representations, Warranties and Covenants

The representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement terminate at the Effective Time, except for those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, and those contained in Article XI of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

●	by either Chardan or Dragonfly if the Closing has not occurred on or prior to nine (9) months after the date the Business Combination Agreement (the “Termination Date”);
●	by the mutual written consent of Chardan and Dragonfly;
●	by Dragonfly if there has been a Modification in Recommendation (as defined in the Business Combination Agreement), including if the Chardan board withdraws its support for Chardan’s entry into the Business Combination Agreement or the transactions contemplated thereby;
●	by Chardan, subject to certain exceptions, if any of the representations or warranties made by Dragonfly are not true and correct or if Dragonfly fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Chardan, as described in the section entitled “— Conditions to the Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date;
●	by Dragonfly, subject to certain exceptions, if any of the representations or warranties made by Chardan are not true and correct or if Chardan fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to the obligations of Dragonfly, as described in the section entitled “—Conditions to the Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof, and (ii) the Termination Date;
●	by either Chardan or Dragonfly if the Chardan Stockholder Approvals are not obtained at the special meeting (subject to any adjournment or recess of the meeting), or by Chardan if the Company Stockholder Approval has not been obtained by 5:00 p.m. Eastern Time on the first business day after the date of the Business Combination Agreement (which Company Stockholder Approval was obtained by Chardan on May 16, 2022); or
●	by either Chardan or Dragonfly if any Governmental Authority (as defined in the Business Combination Agreement) enacted, issued, promulgated, enforced or entered any governmental order which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger or if there shall be adopted any law that permanently makes consummation of the Merger illegal or otherwise prohibited; provided that such Governmental Authority has jurisdiction over the parties with respect to the Merger.

Sources and Uses for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination (i) assuming that no additional shares of Chardan’s outstanding Common Stock are redeemed in connection with the Business Combination and (ii) assuming that all of Chardan’s outstanding shares of Common Stock are redeemed in connection with the Business Combination. For an illustration of the number of shares and percentage interests outstanding under each scenario see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Minimum Redemption

Sources of Funds		Uses
(in millions)		(in millions)
Cash held in Trust Account(1)	$31.7	Common stock of combined company issued to Dragonfly stockholders(2)	$381.9
PIPE Investment, Term Loan and THOR Investment	92.8	Transaction and other costs and existing debt settlement(3)	77.0
Common stock of combined company issued to Dragonfly stockholders(2)	381.9	Cash to combined company Balance Sheet	47.5
Total Sources	$506.4	Total Uses	$506.4
(1)	As of August 11, 2022. Reflects the redemption payment totaling approximately $97.2 million as a result of the redemption of 9,556,652 Public Shares in connection with the Charter Amendment.
(2)	Shares issued to Dragonfly stockholders are at a deemed value of $10.00 per share. Assumes 38,189,691 shares of Common Stock issued and inclusive of the THOR Investment. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(3)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions, and settlement of existing Dragonfly indebtedness under the Minimum Redemptions scenario.

Maximum Redemption

Sources of Funds		Uses
(in millions)		(in millions)
Cash held in Trust Account(1)	$—	Common stock of combined company issued to Dragonfly stockholders(2)	$381.9
PIPE Investment, Term Loan and THOR Investment	92.8	Transaction and other costs and existing debt settlement(3)	73.0
Common stock of combined company issued to Dragonfly stockholders(2)	381.9	Cash to combined company Balance Sheet	19.8
Total Sources	$474.7	Total Uses	$474.7
(1)	As of August 11, 2022, reflects the redemption payment totaling approximately $97.2 million as a result of the redemption of 9,556,652 Public Shares in connection with the Charter Amendment, and assumes that 3,093,348 public shares subject to redemption are redeemed for an aggregate payment of approximately $31.7 million (based on an estimated per share redemption price of approximately $10.24 that was calculated using the $31.7 million of cash in the Trust Account divided by 3,093,348 public shares subject to redemption assuming the Maximum Redemptions scenario).
(2)	Shares issued to Dragonfly stockholders are at a deemed value of $10.00 per share. Assumes 38,189,691 shares of Common Stock issued and inclusive of the THOR Investment. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more details.
(3)	Represents an estimated amount, inclusive of fees related to the Business Combination and related transactions, and settlement of existing Dragonfly indebtedness under the Maximum Redemptions scenario.

Expenses

The fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. If the Closing occurs, New Dragonfly will, upon the consummation of the Merger and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid Dragonfly Transaction Expenses and pay or cause to be paid all accrued and unpaid Chardan Transaction Expenses. Chardan and Dragonfly will exchange written statements setting forth all such accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the law of another jurisdiction.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by Chardan and Dragonfly.

Regulatory Approval

Other than customary Hart-Scott-Rodino Antitrust Improvements Act approvals required by the Business Combination Agreement, neither Chardan nor Dragonfly is aware of any federal or state regulatory requirements that must be complied with or approval that must be obtained in connection with the Business Combination.

Related Agreements

This subsection describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms of each agreement. Each of the following summaries are qualified its entirety by reference to the complete text of the applicable document. You are urged to read carefully each of the below agreements in their entirety.

Subscription Agreement

Concurrently with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor, pursuant to which, among other things, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, 500,000 shares of PIPE Securities, immediately prior to or substantially concurrently with the Closing, for a price of $10.00 per share for gross proceeds of $5 million. The Subscription Agreement contains customary representations, warranties, covenants and agreements of Chardan and the Sponsor. The obligation of the parties to consummate the PIPE Investment is conditioned upon, among other things, (i) satisfaction or waiver of the conditions precedent to the closing of the transactions set forth in the Business Combination Agreement and (ii) there not being any amendment or modification to the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits that the Sponsor would reasonably expect to receive under the Subscription Agreement. The closing under the Subscription Agreement will occur substantially concurrently with the Closing.

The Sponsor may purchase shares of common stock of Chardan in the open market and reduce (i) its purchase price under the Subscription Agreement by an amount equal to the number of shares purchased in the open market multiplied by the per-share redemption amount received by public stockholders who elect to redeem their shares prior to Closing (such amount, the “Open Market Purchase Credit”) and (ii) the number of its PIPE Securities by an amount equal to the Open Market Purchase Credit divided by ten, rounded to the nearest whole share (the “Open Market Share Credit”). Such purchases (“Open Market Purchases”) will be made prior to the Closing and will be separate from the redemption process conducted in connection with the Business Combination. The purposes of any Open Market Purchases would be to reduce the number of shares of Chardan common stock that may be redeemed in connection with the Business Combination, and may include a business decision to increase such purchaser’s ownership at an attractive price. The Sponsor will only make Open Market Purchases to the extent the price per common stock of Chardan so acquired is no higher than the redemption price that would be available in connection with the redemption procedures described in this proxy statement. In addition, the Sponsor will waive any redemption rights with respect to any shares of Chardan common stock purchased in Open Market Purchases and will not vote any shares of Chardan common stock purchased in Open Market Purchases in favor of the Business Combination Proposal.

The Subscription Agreement will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms; (b) the mutual written agreement of Chardan and the Sponsor or (c) May 15, 2023, if the Closing has not occurred on or before such date.

Registration Rights Agreement

At the consummation of the Business Combination, New Dragonfly intends to enter into the Registration Rights Agreement with the Sponsor, the Insiders, certain Dragonfly stockholders, the Sponsor and Holdings, substantially in the form attached as Annex H to this proxy statement, pursuant to which, among other things, New Dragonfly will agree to register for resale, pursuant to Rule 415 under the Securities Act, the registrable securities that are held by the holders party to the Registration Rights Agreement from time to time. Pursuant to the Registration Rights Agreement, New Dragonfly will be required to submit to or file with the SEC, within 30 calendar days after the Closing, a shelf registration statement covering the issuance and the resale of all such registrable securities on a delayed or continuous basis, and to use commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 90 calendar days after the filing thereof if the SEC notifies New Dragonfly that it will “review” the shelf registration statement and (ii) the 10th business day after the date New Dragonfly is notified (orally or in writing, whichever is earlier) by the SEC that the shelf registration statement will not be “reviewed” or will not be subject to further review.

When an effective shelf registration statement is on file with the SEC, the Sponsor, the Insiders, certain Dragonfly stockholders, the Sponsor and Holdings may each demand not more than one underwritten shelf takedown in any twelve month period, for an aggregate of not more than three underwritten shelf takedowns in any twelve month period, in each case, subject to certain customary limitations set forth in the Registration Rights Agreement, including the right of the underwriters to limit the number of securities to be included in an underwritten offering and New Dragonfly’s right to delay or withdraw a registration statement under certain circumstances. The holders party to the Registration Rights Agreement will also be entitled to certain piggyback registration rights and indemnification rights.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Chardan, Dragonfly and the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, (i) to vote, or cause to be voted, at any meeting of the stockholders of Chardan all of its shares of Chardan common stock held of record or acquired after the date of the Sponsor Support Agreement (excluding shares of any common stock acquired in public market) (a) in favor of the proposals set forth in this proxy statement and (b) against any proposal that would reasonably be expected to result in (x) a breach of any of Chardan’s or Merger Sub’s covenants, agreements or obligations under the Business Combination Agreement or in any Ancillary Agreements or (y) any Closing conditions set forth in Section 9.1 or 9.3 of the Business Combination Agreement not being satisfied; (ii) to not redeem any of such Chardan common stock; (iii) to be bound by certain other covenants and agreements related to the Business Combination and (iv) to be bound by certain transfer restrictions with respect to such shares of Chardan common stock, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. Pursuant to the Sponsor Support Agreement, the Sponsor has also agreed to waive redemption rights with respect to any shares purchased in the open market.

Debt Commitment Letter and Backstop Commitment Letter

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5” and in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date

has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto.

The proceeds of the Term Loan may be used (i) to support the Business Combination, (ii) to repay outstanding indebtedness and other obligations of Dragonfly, (iii) to pay fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan must be fully drawn on the Closing Date and will mature four years from the Closing Date.

In connection with the Term Loan, New Dragonfly will also issue to EIP and, upon the consummation of the Backstop Lender’s purchase of the Backstopped Loans, the Backstop Lender (collectively, the “Term Loan Lenders”) the Penny Warrants, exercisable to purchase 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date. The calculation of ownership of common stock “on a fully-diluted basis” will include (i) all outstanding common stock (ii) shares of common stock issuable upon conversion of outstandin convertible bonds, preferred stock and other securities convertible to common stock on an as-converted to common stock basis, and (iii) all shares of common stock subject to outstanding options. The Penny Warrants will have an exercise period of 10 years from the date of issuance. In addition, on the Closing Date, New Dragonfly will also issue to the Term Loan Lenders the $10 Warrants, which are exercisable to purchase 1.6 million shares of New Dragonfly’s common stock at $10 per share. The $10 Warrants will have an exercise period of 5 years from the date of issuance and will have customary cashless exercise provisions. The Term Loan Lender Warrants will have weighted average anti-dilution protection against subsequent equity sales or distributions at less than the Term Loan Lender Warrant exercise price, subject to customary exclusions including for issuances upon conversion exercise or exchange of securities outstanding as of the Closing Date, issuances pursuant to agreements in effect as of the Closing Date (provided such issuances are taken into account in the calculation of “on a fully diluted basis” as provided above), issuances pursuant to employee benefit plans and similar arrangements, issuances in joint ventures, strategic arrangements or other non-financing type transactions, issuances in debt financings as equity kickers, issuances in public offerings and similar transactions. The shares issuable upon exercise of the Term Loan Lender Warrants shall have customary registration rights requiring New Dragonfly to file and keep effective a resale registration statement registering the resale of the shares of common stock underlying the Term Loan Lender Warrants.

The definitive documentation for the Term Loan and the Term Loan Warrants have not been finalized and, accordingly, the actual terms of the Term Loan and Term Loan Warrants, may differ from those described in this proxy statement/prospectus.

Equity Facility Letter Agreement

On May 15, 2022, Chardan, Dragonfly and CCM 5 (CCM 5 in connection with the Equity Facility, or such other affiliate investor as it may designate, the “Equity Facility Investor”), entered into a letter agreement (the “Equity Facility Letter Agreement”), pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) prior to the Closing to establish a committed equity facility (the “Equity Facility”). Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, New Dragonfly will have the right to sell to the Equity Facility Investor up to a maximum aggregate purchase price of $150,000,000 (subject to the limitations set forth in the Purchase Agreement), from time to time after the Commencement Date and during the 36-month term of the Equity Facility).

New Dragonfly will not have the right to commence any sales of New Dragonfly common stock to the Equity Facility Investor under the Equity Facility Definitive Documentation until the commencement date, which is the date on which all of the conditions to the Equity Facility Investor’s purchase obligations set forth in the Equity Facility Definitive Documentation have been initially satisfied, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly common stock issued to it under the Equity Facility Definitive Documentation and the receipt of a no-objection letter from FINRA. From and after the commencement date, subject to the continued satisfaction of conditions set forth in the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option over the 36-month term of the Equity Facility to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock (subject to the terms, conditions and limitations set forth in the Equity Facility Definitive Documentation) by delivering, during the morning prior to market open on any trading days it chooses for such purchases (each, a “Purchase Date”), written notice to the Equity Facility Investor in accordance with the terms, conditions and limitations of the Equity Facility Definitive Documentation. The purchase price for the shares of New Dragonfly common stock that New Dragonfly elects to sell to the Equity Facility Investor pursuant to the Equity Facility Definitive Documentation, if any, will be determined by reference to the VWAP on the applicable Purchase Date, less a fixed 3.5% discount (the “VWAP Purchase Price”). The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering.

The Equity Facility Investor will not be obligated to (but may, at its option, choose to) purchase shares of New Dragonfly common stock to the extent such purchase: (a) would exceed 20% of the number of shares of New Dragonfly common stock that would count towards VWAP on the applicable Purchase Date for such purchase, (b) would cause the aggregate purchase price on the applicable Purchase Date for such purchase to exceed $3 million or (c) would result in beneficial ownership (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) by the Equity Facility Investor, together with its affiliates, of more than 9.9%.

The Investor is an affiliate of the Sponsor. As a result, in addition to the $1 million of commitment shares required to be issued to the Investor, the Investor could be deemed to potentially own the approximately 7.9% (assuming minimum redemptions) or 8.4% (assuming maximum redemptions) of New Dragonfly’s outstanding stock after the Business Combination held by the Sponsor, officers, directors and other holders of Founder Shares (including the PIPE Investment). To ensure that there is availability under the Equity Facility, the Sponsor has agreed that the Private Warrants may not be exercised to the extent an affiliate of the Sponsor is deemed to beneficially own, or it would cause such affiliate to be deemed to beneficially own, more than 7.5% of the New Dragonfly Common Stock.

Sales of shares of New Dragonfly common stock, if any, to the Equity Facility Investor under the Equity Facility Definitive Documentation, and the timing of any sales, will be determined by New Dragonfly from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions and the terms and conditions set forth in the Equity Facility Definitive Documentation.

In connection with the execution of the Equity Facility Definitive Documentation, New Dragonfly will agree to issue        shares of New Dragonfly common stock having a value of $1 million determined based on the applicable trading price at the time of issuance (the “Equity Facility Commitment Shares”) to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation.

The Equity Facility Definitive Documentation will also contain customary conditions, representations and warranties, registration rights and other covenants and indemnities. The Definitive Documentation will also contain customary termination rights and suspension events with respect to the Equity Facility Investor’s purchase obligation.

The Equity Facility Letter Agreement is not assignable by New Dragonfly or Chardan without the written consent of the other parties to the Equity Facility Letter Agreement. The Equity Facility Investor may assign its rights and obligations under the Equity Facility Letter Agreement to one or more of its affiliates.

The Equity Facility Definitive Documentation has not been finalized and, accordingly, the actual terms of the Equity Facility may differ from those described in this proxy statement/prospectus.

Interests of Certain Persons in the Business Combination

In considering the recommendation of the Chardan Board to vote in favor of approval of the Business Combination Proposal and the other proposals, stockholders should keep in mind that the Sponsor and the Insiders have interests in such proposals that are different from, or in addition to, those of Chardan stockholders generally. In particular:

●	None of Chardan’s officers and directors is required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities.
●	Each of Chardan’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. We do not believe, however, that the pre-existing fiduciary duties or contractual obligations of our officers and directors will materially undermine our ability to complete the Business Combination, and such pre-existing fiduciary duties and contractual obligations did not materially affect our search for an acquisition target.
●	Mr. Grossman is the sole member of Sponsor and Holdings. Mr. Grossman is the Chief Executive Officer of, and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking of, Chardan Capital Markets, an affiliate of the Sponsor. Mr. Grossman and Mr. Propper are also members of the board of directors of Chardan Capital Markets. Mr. Grossman is also the managing member of Chardan International Investments, LLC, an affiliate of the Sponsor.
●	It is anticipated that upon completion of the Business Combination and assuming minimum redemptions by Chardan public stockholders, the Sponsor, officers, directors and other affiliates and holders of Founder Shares will own approximately 7.9% of New Dragonfly (including the PIPE Investment). This level of ownership interest: (a) include the impact of the shares of Chardan common stock issuable upon exercise of the Penny Warrants due to their nominal exercise price but exclude the impact of the $10 Warrants and the shares issuable under the Equity Facility, (b) assume that no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, (c) assume that no shares are issued pursuant to the Dragonfly Incentive Plan and the 2022 Plan, (d) assume that no shares are issued pursuant to the vesting and exercise of New Dragonfly options for shares of New Dragonfly common stock and (e) assume no exercise of Chardan public warrants and Chardan private placement warrants. If the shares issuable under the Equity Facility, including the Commitment Shares, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,876,847 shares being issuable, subject the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution of Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. If the redemption price is significantly less than the assumed VWAP of $10.15, Chardan’s public stockholders would experience considerable additional dilution. For example, based upon an assumed VWAP of $6.00, an additional 25,166,667 shares, which includes 166,667 Commitment Shares, would be issuable.
●	If the Business Combination or another business combination is not consummated by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents), Chardan will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and the Chardan Board, dissolving and liquidating. In such event, the Founder Shares and the private warrants and all underlying securities held by the Sponsor and Insiders would be worthless because the holders thereof are not entitled to participate in any redemption or distribution with respect to such shares. Chardan Capital Markets would also not be entitled to receive the fees described below in such an event.
●	On July 23, 2020, the Sponsor purchased 1,000,000 shares of common stock of Chardan for an aggregate purchase price of $25,000. On March 4, 2021, Chardan effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of common stock being held by the Sponsor (an affiliate of Chardan Capital Markets). On August 10, 2021, Chardan effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus the Founder Shares are no longer subject to forfeiture. Such shares had an aggregate market value of approximately $32,067,750 based upon the closing price of $10.14 per share on the Nasdaq on July 19, 2022. In May and June 2021, the Sponsor transferred 20,000 Founder Shares to each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins.
●	Pursuant to the terms of the Business Combination Marketing Agreement Chardan engaged Chardan Capital Markets, an affiliate of Sponsor, as an advisor in connection with its business combination. Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.
●	Simultaneously with the closing of the Chardan IPO, Holdings (an affiliate of Sponsor and Chardan Capital Markets) purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per private warrant ($4,052,000 in the aggregate). Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Holdings purchased an additional 266,402 private warrants at a purchase price of $0.93 per private warrant. Each private warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share. The proceeds from the private warrants were added to the proceeds from the Chardan IPO to be held in the Trust Account. The private warrants had an aggregate market value of $1,395,666 based upon the closing price of approximately $0.32 per share on the Nasdaq on June 13, 2022. The private warrants will become worthless if Chardan does not consummate a business combination by August 13, 2022 (unless this deadline is extended pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents).
●	Perry Boyle, current director of Chardan, will become a director of New Dragonfly after the Closing. As such, in the future he may receive cash fees, stock options or stock awards that the post-combination board of directors determines to pay to its executive and non-executive directors.
●	If Chardan is unable to complete an initial business combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan for services rendered or contracted for or products sold to Chardan. If Chardan consummates an initial business combination, on the other hand, Chardan will be liable for all such claims.
●	Chardan’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Chardan’s behalf, such as identifying and investigating possible business targets and business combinations. However, if Chardan fails to consummate an initial business combination within the completion window, they will not have any claim against the trust account for reimbursement. Accordingly, Chardan may not be able to reimburse these expenses if the Business Combination or another initial business combination, is not completed within the completion window.
●	The current directors and officers will continue to be indemnified and the liability insurance of the directors and officers will continue.
●	In connection with the Business Combination, Chardan and the Sponsor, an affiliate of Chardan Capital Markets, entered into the Subscription Agreement, which provides for the Sponsor to purchase an aggregate of 500,000 shares of Chardan common stock upon the terms as set forth in the Subscription Agreement. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to and on the terms of the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions. Further, New Dragonfly will agree to issue Equity Facility Commitment Shares having a value of $1 million determined based on the applicable trading price at the time of issuance to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Equity Facility Letter Agreement” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Pursuant to the Debt Commitment Letter, the Chardan Lender has agreed to provide 60% of the commitment with respect to the Term Loan on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into the Backstop Commitment Letter with the Backstop Lender. The Chardan Lender is entitled to payment of fees in connection with the Term Loan pursuant to the fee letter entered into in connection with the Debt Commitment Letter, but, in accordance with the terms of the Backstop Commitment Letter,such fees are to be paid to the Backstop Lenders on the Closing Date. For additional information, see the sections entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” and “Certain Relationships and Related Person Transactions — Chardan Related Party Transactions.”
●	Given the difference in the purchase price the Sponsor and our directors paid for the Founders Shares as compared to the price of the units sold in the Chardan IPO, the Sponsor and our directors may earn a positive rate of return on their investment even if New Dragonfly common stock trades below the price paid for the units in the Chardan IPO and the public stockholders experience a negative rate of return following the completion of the Business Combination.
●	The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to the public stockholders rather than liquidating Chardan.
●	The Sponsor and the initial stockholders, among others, will enter into the Registration Rights Agreement which will provide them with registration rights.

Stockholders should also keep in mind that certain officers and directors of Dragonfly have interests in the Business Combination that are different from, or in addition to, those of Chardan stockholders generally.

●	In connection with the Business Combination, based on the Minimum Cash Balance after fees at closing, Mr. Denis Phares and Sean Nichols, Dragonfly’s co-founders and its Chief Executive Officer and Chief Operating Officer, respectively, are each entitled to a transaction cash bonus. The bonus amount ranges from (i) 5% of the exercise proceeds from the exercise of Chardan’s public warrants (split evenly between them) to (ii) $4,000,000 each. Assuming maximum redemptions and minimum redemptions of Chardan stock, respectively, Mr. Phares and Nichols would (i) receive a cash bonus tied to future public warrant exercises and (ii) $4,000,000 each. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”
●	As an inducement to hire Mr. John Marchetti as Dragonfly’s Chief Financial Officer, Dragonfly loaned Mr. Marchetti $350,000 to repay amounts owed by him to his former employer and entered into a related Promissory Note with a maturity of March 1, 2026. In consideration of the Business Combination and Dragonfly’s obligations as a publicly traded company, Dragonfly forgave all amounts owed under the Promissory Note effective March 2022.

Background of the Business Combination

Chardan is a blank check company incorporated in Delaware on June 23, 2020. Chardan was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Although Chardan is not limited to a particular industry or geographic region for purposes of consummating an initial business combination, Chardan has focused its search on disruptive technology companies.

On August 13, 2021, Chardan consummated the Chardan IPO of 11,000,000 units, at $10.00 per unit, generating gross proceeds of $110,000,000. Simultaneously with the closing of the Chardan IPO, Chardan NexTech 2 Warrant Holdings LLC, a Delaware limited liability company and an affiliate of the Sponsor (“Holdings”), purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per warrant ($4,052,000 in the aggregate). Each private warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share. On August 18, 2021, the underwriters fully exercised the over-allotment option and purchased an additional 1,650,000 units at a purchase price of $10.00 per unit, generating gross proceeds of $16,500,000. Simultaneously with the closing of the exercise of the over-allotment option, Chardan consummated the sale of 266,402 private warrants at a purchase price of $0.93 per private warrant in a private placement to Holdings, generating gross proceeds of $247,500.

Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.

After deducting the underwriting discounts, offering expenses, and commissions from the Chardan IPO and the sale of the private warrants, a total of $128,397,500 was deposited into the trust account established for the benefit of Chardan’s public stockholders.

Chardan’s current certificate of incorporation provides that it will continue in existence only until August 13, 2022. If Chardan has not completed a business combination by such date, unless extended by resolution of the Chardan Board up to two times, each by an additional three months and subject to the Sponsor depositing additional funds of $2,300,000 into the trust account on or prior to the applicable deadline, Chardan will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably practicable following such redemption, subject to the approval of its remaining stockholders and the Chardan Board, proceed to commence a voluntary liquidation and thereby a formal dissolution of Chardan, subject (in the case of (ii) and (iii) above) to its obligations to provide for claims of creditors and the requirements of applicable law. Immediately after the closing of the Chardan IPO on August 13, 2021, the officers and directors of Chardan began to contact potential candidates for a business combination. In addition, Chardan was contacted by a number of individuals and entities with respect to business combination opportunities.

Chardan believes its management team has substantial expertise and background in all key aspects of the operation and development of businesses, as well as having a wide and active network of relationships in the technology, finance and energy sectors. Because of this combination of strengths, Chardan was able to rapidly and efficiently evaluate a wide range of potential business combination candidates to determine which ones met its transaction criteria, and then to quickly submit proposals for a business combination to final candidates. The transaction criteria of Chardan’s management team includes businesses that:

●	have a strong competitive industry position with demonstrated competitive advantages to maintain barriers to entry;
●	have a historic record of above average growth and strong free cash flow characteristics with high returns on capital;
●	have a strong, experienced management team which would benefit from its management’s network or expertise, such as additional management expertise, capital structure optimization, acquisition advice or operational changes to drive improved financial performance;
●	are positioned for continued organic growth and may grow through bolt-on acquisitions;
●	are fundamentally sound companies with proven track records;
●	have an operating model that has adapted or has an executable strategy to be able to meet the changing consumer or business behaviors in a COVID-19 or post-COVID 19 environment;
●	will offer attractive risk-adjusted return for our stockholders; and
●	can benefit from being a publicly traded company, are prepared to be a publicly traded company and can utilize access to broader capital markets.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement.

This chronology does not purport to catalogue every correspondence among representatives of Chardan and Dragonfly. Representatives of Chardan involved in the discussions and negotiations referenced herein included one or more of Jonas Grossman, CEO and Director of Chardan, Alex Weil, CFO and Director of Chardan, and Kerry Propper, Chairman of the Chardan Board. Representatives of Dragonfly involved in the discussions and negotiations referenced herein included one or more of Dr. Denis Phares, Co-Founder and CEO, Sean Nichols, Co-Founder and COO, and John Marchetti, CFO.

On February 5, 2021, Dragonfly executed a letter agreement with Stifel, Nicolaus & Company, Incorporated (“Stifel”), which was amended on September 1, 2021 and on October 27, 2021, pursuant to which Stifel agreed to provide financial advisory services to Dragonfly with respect to a potential acquisition by a SPAC.

Pursuant to the terms of the Business Combination Marketing Agreement Chardan engaged Chardan Capital Markets LLC , an affiliate of Chardan, as an advisor in connection with its business combination. Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO.

Between August 10, 2021, when the SEC declared the registration statement for the Chardan IPO effective, and October 15, 2021, Chardan, with the assistance of Chardan Capital Markets, reviewed and reached out to over 730 potential business combination candidates, and held frequent discussions, both internally and with a wide range of management teams at various potential targets. Chardan entered into non-disclosure agreements with eight candidates (none of which contained a “don’t ask, don’t waive” or a standstill “fall away” provision). Following a systematic process of evaluation and due diligence, Chardan ultimately submitted two formal proposals and one informal proposal to certain of these potential targets, including its formal proposal to Dragonfly. The remaining candidates did not receive a proposal from Chardan due to a combination of factors, including inadequate preparedness to be a publicly traded company or because Chardan did not believe that a business combination was actionable with such candidate. No discussions regarding a potential business combination with any candidate were held prior to Chardan’s IPO.

On August 14, 2021, Chardan reached out to Candidate 1 to initiate discussions about a potential business combination. Discussions continued over the next 24 hours and a non-disclosure agreement was subsequently executed on August 15, 2021. The non-disclosure agreement did not contain a “don’t ask, don’t waive” provision. A meeting between Candidate 1’s executives and Chardan was held on August 18, 2021 with in depth financial modeling discussions following on August 20, 2021. Significant diligence, including additional meetings with management, took place over the next 10 days culminating in a submission of a transaction proposal regarding a potential business combination by Chardan to Candidate 1 on September 1, 2021. Negotiations around the terms of the potential business combination continued over the next several days, ending with Chardan submitting a revised transaction proposal on September 11, 2021. After continued deliberation however, Candidate 1 ultimately informed Chardan that it was going to pause its SPAC merger process to pursue immediate private funding.

On August 23, 2021, Chardan received an inbound request from Candidate 2 to explore a potential business combination. On August 26, 2021, Chardan and Candidate 2 held an introductory call, which resulted in the execution of a non-disclosure agreement on September 7, 2021. The non-disclosure agreement did not contain a “don’t ask, don’t waive” provision. Chardan received an investor presentation from Candidate 2 the following week on September 15, 2021. Between September 15, 2021 and September 30, 2021, the parties continued to correspond as part of Chardan’s diligence process, resulting in the submission of an informal proposal regarding a potential business combination by Chardan to Candidate 2 on October 1, 2021. The discussions between the two parties were discontinued after Chardan notified Candidate 2 in mid-October that it was focusing its efforts on pursuing a combination with another company, as Chardan considered it did not meet several of its investment criteria, including strong industry position with demonstrated competitive advantages and preparedness to be a publicly traded company.

Chardan ultimately determined to pursue a business combination with Dragonfly and to abandon other potential business combination opportunities that it had explored because of, among other things: (i) the fact that the other business combination targets did not meet enough of Chardan’s transaction criteria for a business combination target, such as strong competitive position, lack of visibility for continued organic growth, and lack of preparedness to be a publicly traded company, (ii) Chardan directors’ and officers’ belief that Dragonfly met many of its transaction criteria, (iii) the level of engagement by, and discussions with, Dragonfly as compared to the other potential business combination candidates and (iv) Dragonfly’s preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummate the Business Combination and become a public company. See the section entitled “Business Combination Proposal — The Chardan Board’s Reasons for the Business Combination” for more information.

On September 30, 2021, Stifel, Dragonfly’s advisor, who had a business relationship related to Stifel’s services as a financial advisor and placement agent with certain principals of Chardan, contacted Chardan to discuss a potential business combination with Dragonfly. Following Stifel’s outreach, representatives of Chardan had discussions with Dragonfly’s CFO, Mr. Marchetti, to better understand the potential opportunity.

On October 1, 2021, Chardan and Dragonfly signed a non-disclosure agreement which did not contain a “don’t ask, don’t waive” provision, which was followed by Chardan’s scientific, business, financial and corporate due diligence process, including review of confidential materials in Dragonfly’s virtual data room. From October 5, 2021 to October 6, 2021, the Chardan team met with Dragonfly and its advisors in Reno, Nevada for a management presentation, a tour of the Company’s facilities, manufacturing and assembly facility, and research and development lab.

On October 5, 2021, Chardan sent an initial non-binding letter of intent (“Initial LOI”) to Dragonfly, which outlined the proposed terms of an initial potential business combination based on an initial equity value of $1.25 billion split into upfront consideration of $750 million and potential earnout consideration of $500 million based on certain share price milestones. The Initial LOI included a 90-day mutual exclusivity period. Chardan communicated with its board by email regarding the delivery of the Initial LOI, to which the board had no objections.

Between October 7, 2021 and October 15, 2021, the parties negotiated the terms of the Initial LOI. On October 8, 2021, Chardan management held a call with members of Dragonfly’s board of directors and executive team to discuss the outline of the structure and valuation of the proposed transaction. In addition, from October 7, 2021 to October 15, 2021, drafts of the Initial LOI were exchanged between Chardan and Dragonfly and additional meetings were held between the parties to discuss matters with respect to the Initial LOI, including the determination of equity value, exclusivity terms, conditions to closing, and the structure of the combined company.

On October 8, 2021, Chardan held a meeting of the Chardan Board by videoconference, which was joined by Chardan’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”). During the meeting, Chardan’s management provided updates regarding negotiations of potential transactions, including those with Dragonfly. The Chardan Board and management discussed developments related to the Initial LOI, Dragonfly’s business and potential transaction processes. The independent directors of the Chardan Board also held an executive session, and the Board voted to authorize Chardan to proceed with the negotiation and execution of an LOI with Dragonfly.

On October 15, 2021, Chardan and Dragonfly executed a non-binding letter of intent (“Oct 15 LOI”), which contemplated Chardan’s acquisition of all of the outstanding Dragonfly shares in exchange for 75,000,000 common shares of Chardan (valued at $10.00 per share), plus potential earnout consideration of 50,000,000 shares of Chardan common stock in the aggregate during the five years post-closing (in three separate installments of 15,000,000, 15,000,000 and 20,000,000 shares upon achieving respective share prices of $17.50, $22.50 and $32.50 per share). The Oct 15 LOI contemplated a minimum capital raise via private placement of $75,000,000. The Oct 15 LOI also included a 75-day exclusivity period which would automatically extend by an additional 15 days if at the end of the 75-day period the parties were continuing to negotiate in good faith with regard to the Business Combination.

On October 20, 2021, the Chardan and Dragonfly teams held a kick-off organizational call involving a working group with multiple parties including Chardan Capital Markets, Stifel, Skadden, O’Melveny & Myers LLP (“O’Melveny”, legal counsel to Dragonfly) and BDO USA, LLP (“BDO”, auditors to Dragonfly), aligning the teams on deliverables and timelines towards executing a potential business combination agreement. After the organizational call, the working group continued to hold regular calls to update and establish materials needed to launch the Business Combination.

Also on October 20, 2021, Chardan sent an initial due diligence request list to Dragonfly. Additional due diligence requests were sent by Chardan and its advisors to Dragonfly and its advisors over the following weeks.

From October 27, 2021 to October 31, 2021, members of the Chardan management team and Chardan Capital Markets traveled to Reno, Nevada to conduct financial due diligence with Dragonfly’s management team including Mr. Marchetti, CFO of Dragonfly. Chardan also engaged an industry consultant in connection with the Dragonfly diligence process.

On October 29, 2021, Skadden conducted a legal due diligence call with members of Dragonfly’s management team and O’Melveny, as well as certain individuals form Chardan and Chardan Capital Markets. A list of due diligence agenda questions and topics were sent to O’Melveny on October 26, 2021 in advance of the legal due diligence call. Skadden prepared a preliminary due diligence report based on the contents of the virtual data room and discussions on this legal due diligence call, which was delivered to Chardan management on December 1, 2021.

On November 1, 2021, Chardan engaged and met with a technical expert (“Technical Expert 1”) to conduct due diligence on Dragonfly’s solid-state technology. Technical Expert 1 delivered their findings to Chardan on November 8, 2021, which included analyses of Dragonfly’s battery technology.

On November 3, 2021, members of the Dragonfly and Chardan teams met at the Chardan Capital Markets headquarters in New York, New York to rehearse Dragonfly’s management presentation and to finalize the outreach plan for potential PIPE investors.

On November 4, 2021, Chardan held due diligence calls with two OEM customers of Dragonfly to verify reputation, quality and potential commercial agreements. Members of Chardan Capital Markets were also included on the due diligence calls and there were no materially adverse findings as a result of such calls.

On November 8, 2021, Chardan engaged and spoke with a second technical expert (“Technical Expert 2”) to conduct due diligence on Dragonfly’s solid-state technology. In the days following this discussion, Technical Expert 2 had additional data requests to which Dragonfly responded. Technical Expert 2 delivered their findings to Chardan on November 11, 2021, which included analyses of Dragonfly’s battery technology and development.

On December 1, 2021, Chardan executed a letter agreement with Stifel pursuant to which Stifel agreed to act as a placement agent for Chardan and provide financial services in relation thereto, to which the Board had no objections.

Beginning on December 1, 2021, Stifel, in its capacity as placement agent, began contacting a limited number of potential PIPE investors. Investors interested in receiving confidential information agreed to “wall-cross” procedures. Stifel apprised these investors of the opportunity with Dragonfly as well as the proposed business combination and potential PIPE investment and to determine such investors’ potential interest in participating in a potential PIPE investment. Over the next few months and prior to the execution of the Merger Agreement, representatives of Chardan, Dragonfly and Stifel participated in various meetings with prospective participants in a potential PIPE investment.

Between December 1, 2021 and March 7, 2022, Stifel and Chardan Capital Markets contacted over 115 potential participants in connection with a PIPE investment. Out of the participants contacted, over 35 were brought “over the wall” and over 30 were granted access to the data room. Members of Dragonfly’s and Chardan’s management teams, along with their advisors, had meetings with 14 prospective participants. In addition to prospective participants in a PIPE investment, Stifel and Chardan Capital Markets contacted over 80 third-party lenders. Out of the lenders contacted, 50 were brought “over the wall” and 47 were granted access to the data room. Members of Dragonfly’s and Chardan’s management teams, along with their advisors had meetings with 12 prospective lenders.

On December 3, 2021, Skadden sent an initial draft of the Merger Agreement to O’Melveny for review.

On December 13, 2021, Chardan formally engaged Chardan Capital Markets, an affiliate of Sponsor, to provide financial advisory and placement agent services to Chardan with respect to a potential business combination. Mr. Grossman and Mr. Propper are members of the board of directors at Chardan Capital Markets. Further, Mr. Grossman is also Chardan Capital Market’s President and Mr. Weil is co-head of Fintech Investment Banking at Chardan Capital Markets. Mr. Grossman is also the sole member of Sponsor and Holdings. In accordance with Chardan’s Bylaws, this engagement received approval from the Board’s audit committee. Chardan Capital Markets will receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments. Chardan Capital Markets will also receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO, pursuant to the Business Combination Marketing Agreement as discussed above. For more information, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

On December 21, 2021, O’Melveny sent an updated draft of the Merger Agreement to Skadden, which contained proposed revisions including to the scope of material adverse effect, earnout structure, covenants, and representations and warranties of the parties.

On January 12, 2022, Chardan and Dragonfly executed an exclusivity extension letter extending the exclusivity period until February 15, 2022. Chardan communicated with its board by email regarding the exclusivity extension, to which there were no objections.

On January 20, 2022, Skadden sent a subsequent draft of the Merger Agreement to O’Melveny, which contained proposed revisions including with respect to entry into a registration rights agreement, earnout structure, covenants regarding management of working capital and employment arrangements, and representations and warranties of the parties.

Also on January 20, 2022, Stifel received verbal terms from one potential lender (“Potential Lender 1”) that was contemplating a senior secured term loan facility and an uncommitted delayed draw term loan facility with a requirement of a certain amount of subordinated debt or equity. Dragonfly and Chardan consulted with their advisors, Stifel and Chardan Capital Markets, respectively, on how to achieve the subordinated capital requirement. Chardan recommended a solution that would include an equity component from

Chardan Capital Markets (“Chardan PIPE”) and a junior convertible term loan facility from ATW Partners LLC (“ATW Partners”), an affiliate of Sponsor. Mr. Propper is a founder and managing partner of ATW Partners LLC as well as a member of the board of Chardan Capital Markets. For more information, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Throughout January 2022, members of the Chardan management team conducted interviews of several financial advisors, including Duff & Phelps, regarding the Chardan Board’s intention to have a financial advisor conduct a valuation analysis and render an opinion regarding the fairness, from a financial point of view to Chardan, of the Merger Consideration to be paid by Chardan to the Dragonfly shareholders in the Merger. After considering the qualifications of Duff & Phelps as a financial advisor, as well as the total fees of $450,000 and the reimbursement of reasonable expenses that Duff & Phelps would be entitled to for its engagement, the Chardan Board approved the engagement of Duff & Phelps on January 24, 2022 as its financial advisor to evaluate the fairness, from a financial point of view to Chardan, of the Merger Consideration to be paid by Chardan to the Dragonfly shareholders in the Merger. See the section of this proxy statement/prospectus entitled “Fairness Opinion of Duff & Phelps” for additional information about the Opinion.

On February 3, 2022, Chardan and Dragonfly received a term sheet for a junior security convertible term loan facility from ATW Partners in anticipation of a formal term sheet from Potential Lender 1. From February 4, 2022 to March 24, 2022, Dragonfly and Chardan and their respective financial advisors were in discussions with ATW regarding the term sheet.

On February 4, 2022, Chardan and Dragonfly received a draft term sheet from Potential Lender 1, which contemplated a senior secured term loan facility and an uncommitted delayed draw term loan facility with a requirement of subordinated capital. Chardan and Dragonfly consulted with their respective counsel and financial advisors and multiple drafts of the term sheet were subsequently exchanged among the parties. Pursuant to the draft term sheet from Potential Lender 1, the Sponsor would be required to contribute a PIPE investment of $5,000,000 in addition to the convertible term loan facility from ATW Partners.

On February 5, 2022, O’Melveny sent a revised draft of the Merger Agreement to Skadden, which contained proposed revisions including to the scope of material adverse effect and representations and warranties of the parties.

On February 9, 2022, the Chardan team met with Dragonfly and its advisors in Reno, Nevada to discuss the proposed transaction and review the Company’s performance. The Chardan team communicated with its board by email regarding potential delivery of a revised LOI to Dragonfly.

On February 15, 2022, following discussions between Chardan and Dragonfly, the parties executed an amendment to the Oct 15 LOI (the “First Amendment”) whereby the parties amended certain of the deal terms, including extension of the exclusivity period until March 31, 2022 and extended the earnout milestones to six years post-closing. The amended LOI considered acquisition of all of the outstanding Dragonfly shares in exchange for 50,000,000 common shares of Chardan (valued at $10.00 per share), plus potential earnout consideration of 50,000,000 shares of Chardan common stock in the aggregate during the five years post-closing (in three separate installments of 15,000,000, 15,000,000 and 20,000,000 shares upon achieving respective share prices of $17.50, $22.50 and $32.50 per share.) The First Amendment also contemplated a minimum capital raise via private placement and / or any other equity or debt of $20,000,000, a post-closing common stock equity line of credit of $50,000,000 and a junior secured convertible loan provided by ATW Partners. Chardan communicated with its board by email regarding the delivery of the First Amendment, to which there were no objections.

On February 16, 2022, Chardan and Dragonfly received a draft term sheet from one potential lender (“Potential Lender 2”), which contemplated a first lien term loan facility. Chardan and Dragonfly consulted with their respective counsel and financial advisors and multiple drafts of the term sheet were subsequently exchanged among the parties.

On February 25, 2022, Chardan and Dragonfly received a draft investment term sheet from one potential lender (“Potential Lender 3”). Chardan and Dragonfly consulted with their respective advisors but no further discussions were had.

On March 4 2022, Chardan received a draft proposal letter and term sheet from Energy Impact Partners (“EIP”), which contemplated a senior secured term loan facility and a committed delayed draw term loan facility. Chardan and Dragonfly consulted with their respective counsel and financial advisors and multiple drafts of the proposal letter and term sheet were subsequently exchanged among the parties.

On March 9, 2022, the Chardan team communicated with its board by email regarding potential delivery of a revised LOI to Dragonfly.

On March 11, 2022, Chardan held a meeting of the Chardan Board by videoconference. During the meeting, Chardan management provided updates regarding proposed amendments to the First Amendment and on recent financial and other developments related to Dragonfly’s business and market conditions. Skadden also provided an overview of fiduciary duties to the Chardan Board. The independent directors of the Chardan Board also held an executive session to discuss.

On March 18, 2022, Chardan and Dragonfly received a draft term sheet from one potential lender (“Potential Lender 4”), which contemplated a revolving credit facility. Chardan and Dragonfly consulted with their respective advisors but no further discussions were had.

On March 21, 2022, Potential Lender 1 indicated that they would not be moving forward with the financing on the latest terms proposed by Chardan and Dragonfly. Despite Potential Lender 1’s decision not to move forward with the financing and the eventual termination of communications with ATW Partners (as further discussed below), the Sponsor determined that, based on its strong belief in the proposed Business Combination, it would maintain its obligation to contribute the $5,000,000 PIPE investment, which had been agreed to on standard PIPE investment terms and did not involve any further negotiation of economic terms between Dragonfly and the Sponsor.

On March 29, 2022, Chardan and Dragonfly executed a second amendment to the Oct 15 LOI (the “Second Amendment”), extending the exclusivity period until May 15, 2022 and including the following changes from the First Amendment: acquisition of all of the outstanding Dragonfly shares in exchange for 40,000,000 common shares of Chardan (valued at $10.00 per share), plus potential earnout consideration of 40,000,000 shares of Chardan common stock in the aggregate during the six years post-closing (in three separate installments of 15,000,000, 12,500,000 and 12,500,000 shares, the first installment to be paid upon achievement of certain revenue and operating income milestones, and the second and third installments to be paid upon achievement of share prices of $22.50 and of $32.50, respectively). The Second Amendment contemplated a minimum capital raise via private placement of $5,000,000 and a post-closing common stock equity line of credit of $100,000,000. Chardan communicated with its board by email regarding the delivery of the Second Amendment, to which there were no objections.

On March 30, 2022, Chardan, Dragonfly and EIP executed a proposal letter and non-binding term sheet (collectively, the “EIP Proposal Letter”) pursuant to which EIP proposed to provide to Dragonfly (i) a $75,000,000 term loan facility and (ii) a $45,000,000 delayed draw term loan facility, each anticipated to be subject to the terms and conditions specified therein including an additional $5 million equity contribution and a $100 million equity line of credit both expected to be provided by an affiliate of Chardan. The EIP Proposal Letter also contemplated the issuance by Dragonfly of warrants to EIP, each of which were expected to be subject to customary anti-dilution protections and registration rights. Dragonfly also agreed to an exclusivity period with EIP with respect to debt financing in relation to the Business Combination. The EIP Proposal Letter was not a firm commitment by EIP to provide debt financing, although EIP indicated at the time that it would subsequently provide a firm commitment to Dragonfly subject to, among other things, completion of satisfactory diligence and receipt of internal approvals.

On March 30, 2022, Chardan and Dragonfly terminated communications with other potential lenders following the signing of the EIP Proposal Letter with EIP, including ATW Partners.

Between March 31, 2022 and May 6, 2022, EIP conducted due diligence, which included review of financial information, discussions with Dragonfly management, customer calls and site visits.

On April 5, 2022, Chardan Capital Markets sent an initial draft to Dragonfly of a proposed $100,00,000 committed equity facility. Chardan and Dragonfly consulted with their respective counsels and multiple drafts of the letter agreement and term sheet were subsequently exchanged among the parties.

On April 6, 2022, Skadden sent an initial draft of the Sponsor Support Agreement to O’Melveny for review. The draft of the Sponsor Support Agreement included terms related to, among other things, the Sponsor voting in favor of approval of the Business Combination and not redeeming shares, including shares purchased in the open market, in connection with the Merger. In addition, Skadden sent a subsequent draft of the Merger Agreement to O’Melveny, which contained proposed revisions including with respect to the establishment of an equity facility, debt financing, transaction bonuses and the earnout structure.

On April 9, 2022, Dragonfly and Chardan Capital Markets agreed to increase the committed equity facility aggregate amount from $100 million to $150 million, to further support New Dragonfly’s growth capital needs.

On April 12, 2022, O’Melveny sent Skadden further revisions to the draft Merger Agreement, which included updates with respect to the representations and warranties of the parties, the equity facility and debt financing. On April 21, 2022, Skadden sent additional updates to the draft Merger Agreement to O’Melveny, including with respect to the initial PIPE investor and to post-closing directors and officers.

On April 14, 2022, O’Melveny sent an initial draft of the Company Disclosure Schedules to Skadden and on April 18, 2022, Skadden sent an initial draft of the Acquiror Disclosure Schedules to O’Melveny. Between April 14, 2022, and May 15, 2022, Skadden and O’Melveny exchanged multiple drafts of the Disclosure Schedules.

On April 20, 2022, Skadden sent an initial draft of the Subscription Agreement to O’Melveny for review. The initial draft of the Subscription Agreement contemplated that Chardan would issue and sell to Chardan Capital Markets, an affiliate of Sponsor, 500,000 shares of Chardan common stock at a purchase price of $10.00 for an aggregate commitment of $5,000,000.

Also on April 20, 2022, Skadden sent a draft of the Registration Rights Agreement to O’Melveny for review. The draft of the Registration Rights Agreement included terms related to, among other things, a request for underwritten shelf takedowns, reductions of underwritten offerings and block trades.

On April 25, 2022, Chardan held a meeting of the Chardan Board by videoconference. During the meeting, Chardan management provided the Chardan Board with a general update regarding potential financing arrangements for the proposed business combination and of Dragonfly’s business and macroeconomic trends. The independent directors of the Chardan Board also held an executive session.

Also on April 25, 2022, O’Melveny sent comments to the Subscription Agreement to Skadden with respect to, among other things, certain closing conditions and representations and warranties.

On April 26, 2022, O’Melveny sent initial drafts of the New Dragonfly certificate of incorporation and bylaws. Between May 3, 2022 and May 12, 2022, O’Melveny and Skadden exchanged multiple drafts of the New Dragonfly certificate of incorporation and bylaws, revising, among other things, the number of shares to be authorized by New Dragonfly.

On April 27, 2022, Skadden conducted an additional legal due diligence call with members of Dragonfly’s management team and O’Melveny. A list of due diligence agenda questions and topics were sent to O’Melveny on April 25, 2022 in advance of the legal due diligence call.

On April 28, 2022, O’Melveny sent comments to the Registration Rights Agreement to Skadden with respect to, among other things, registration rights of the holders, block trades and company obligations.

On April 29, 2022, O’Melveny sent further comments to the draft Merger Agreement to Skadden, which included, among other things, updates with respect to representations and warranties of Dragonfly and the contemplated jurisdiction of New Dragonfly.

On May 3, 2022, Skadden sent a revised draft of the Registration Rights Agreement to O’Melveny, which included, among other things, further changes related to the lock-up, block trades and other coordinated offerings, the right of holders to withdraw from underwritten offerings, and certain other registration rights.

On May 5, 2022, the Chardan Team, Dragonfly’s management team, and members of EIP met in Reno, Nevada for an onsite diligence session.

On May 6, 2022, Skadden sent a revised draft of the Subscription Agreement to O’Melveny, which included, among other things, further changes related to the trust account waiver.

On May 9, 2022, Duff & Phelps met with Chardan’s Board at a board meeting to review its preliminary valuation analysis.

Also on May 9, 2022, O’Melveny sent additional comments to Skadden on the Subscription Agreement related to termination and certain miscellaneous provisions, and also on the Registration Rights Agreement, related to, among other things, the lock-up, block trades and other coordinated offerings, and certain rights of holders related to underwritten offerings.

On May 10, 2022, Chardan and Dragonfly received a draft commitment letter from EIP. Between May 10, 2022, and May 13, 2022, EIP, Chardan, and Dragonfly and their respective counsel exchanged drafts of the commitment letter and negotiated terms including with respect to minimum cash balances, warrants and funding timeline.

On May 12, 2022, Skadden sent a revised draft of the Merger Agreement to O’Melveny, which included, among other things, updates related to key employment agreements, the commitment letter from EIP and covenants of Chardan.

On May 13, 2022, Chardan held a meeting of the Chardan board by videoconference. During the meeting, Duff & Phelps delivered to the board its executed opinion, dated May 13, 2022, that, as of the date thereof and based on the assumption made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained therein, the consideration to be paid by Chardan to the Dragonfly shareholders in the Business Combination pursuant to the Merger Agreement was fair to Chardan from a financial point of view. At the end of the board meeting, and following an executive session of the independent directors, the board unanimously approved the Business Combination.

Also on May 13, 2022, Skadden sent a revised draft of the Sponsor Support Agreement to O’Melveny, which included a change to the Sponsor covenants. Skadden also sent a revised draft of the Registration Rights Agreement, which included, among other things, changes related to block trades and certain indemnification provisions. O’Melveny further sent a revised draft of the New Dragonfly bylaws, which included a change to the lock-up provision.

Between May 13 and May 15, 2022, the parties exchanged and negotiated multiple drafts of the Merger Agreement, which included, among other things, changes to certain employment-related provisions, representations and warranties, Chardan and Dragonfly covenants and conditions to closing.

Between May 13 and May 15, 2022, the parties exchanged and negotiated drafts of other ancillary transaction documents, and on May 15, 2022, Chardan management provided an update to the Chardan board on the status of the Merger Agreement and other ancillary transaction documents.

On May 15, 2022, the Business Combination Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement were executed by Chardan, Dragonfly and the other parties thereto. Also on May 15, 2022, the Subscription Agreement was executed by Chardan and the Sponsor.

On May 16, 2022, the parties announced the Business Combination and its related transactions, and Chardan filed a Current Report on Form 8-K including, among other things, a press release, a copy of the Business Combination Agreement and a presentation for investors.

On May 20, 2022, the Backstop Commitment Letter was executed by the Chardan Lender and the Backstop Lender.

On July 12, 2022, Chardan, Dragonfly and Merger Sub executed an Amendment to the Business Combination Agreement to reflect a $15 million increase in the consideration to be issued in the business combination in connection with Dragonfly entering into a Stock Purchase Agreement with THOR Industries, Inc. (“THOR”), dated as of July 12, 2022, whereby for $15 million in cash, THOR purchased 1,267,502 shares of Dragonfly common stock (the “THOR Investment”). In connection with the THOR Investment, Dragonfly agreed to enter into a related distribution arrangement and joint IP development arrangement with THOR, the terms of which to be negotiated and agreed with THOR (i) include an initial term of 24 months, which THOR may renew for successive one-year periods; (ii) would make Dragonfly the sole provider of lithium-ion batteries to the US-based THOR family of companies for THOR sales in the United States, subject to agreed exceptions; (iii) include favored pricing for products and negotiated rebates or other incentives; (iv) would make THOR and its North American OEMs Dragonfly’s exclusive RV OEM customers for its products in North America, subject to agreed exceptions; and (v) include agreeable terms with respect to registered and unregistered intellectual property rights and technology rights (which do not include Dragonfly’s existing intellectual property, including Dragonfly’s solid-state battery technologies and related IP rights), including necessary licenses between the parties, third party licenses, and allocation of ownership of any intellectual property rights and/or technology rights developed as a result of development efforts jointly undertaken between THOR and Dragonfly, subject to certain limitations.

The Chardan Board’s Reasons for the Approval of the Business Combination

The Chardan Board, in evaluating the transaction with Dragonfly, consulted with its legal counsel, financial and accounting advisors. Chardan Capital Markets and Duff & Phelps, as financial advisors to Chardan, led the financial and valuation analysis of Dragonfly. Skadden conducted the legal due diligence of Dragonfly, in its capacity as legal counsel to Chardan. In reaching its conclusion (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Chardan and its stockholders and (ii) to recommend that the stockholders adopt the Business Combination Agreement and approve the Business Combination, the Chardan Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Chardan Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Chardan Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Chardan’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The members of Chardan’s management team and the Chardan Board are well-qualified to evaluate the transaction with Dragonfly. They have significant transactional experience, including in the renewables and energy storage industries. Chardan’s management team and the Chardan Board also include individuals with experience in executive management of multinational companies and in investing in companies in the energy sector.

The Chardan Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:

●	Developing disruptive lithium-ion batteries and solid-state technology. Dragonfly has created state-of-the-art lithium-ion batteries, equipped with a proprietary battery management system, that are currently used in recreational vehicles (“RVs”), marine vessels, material handlers, and off-grid and solar applications. Dragonfly’s integrated lithium-ion products not only replace the large and environmentally toxic lead-acid battery markets, but also provide safe, efficient, and affordable energy storage solutions for a clean, renewable future. Dragonfly is in the process of developing proprietary solid-state energy storage technology and manufacturing processes with an aim to drive the shift away from fossil fuels and to allow for a more stable power grid that incorporates renewable energy sources. The Chardan Board believes Dragonfly’s current and future technology and products possess advantages that are well-suited to achieve this.
●	Founded based on years of work and deep understanding of solid-state and lithium technologies. Dragonfly was founded by Dr. Denis Phares and Sean Nichols. Dr. Phares has served as Dragonfly’s Chief Executive Officer since it was incorporated in 2012 and Mr. Nichols has served as Dragonfly’s Chief Operating Officer since 2013. They lead a team that has a deep understanding of lithium ion and solid-state technologies and extensive sales and marketing experience.
●	Consulted with technical experts. The Chardan Board engaged technical experts who conducted due diligence on Dragonfly’s solid-state technologies and analyzed the potential of Dragonfly’s proprietary technology.
●	Addressing an area of high unmet green energy storage needs. 85% of the total global consumption of lead is for the production of lead-acid batteries according to the World Health Organization, and it is estimated that the cost of lost productivity due to lead exposure is around $1 trillion globally per a Stanford University study on lead poisoning. As consumers are moving away from lead-based storage, Dragonfly’s lithium-ion technology is well-positioned to enable widespread conversion to green, renewable energy. The Chardan Board believes Dragonfly’s lithium-ion batteries and solid-state technology will provide substantial competitive advantages that will enable expansion into end-markets estimated at $85 billion by 2025.

●	Potential for multiple follow-on product candidates. Dragonfly has been optimizing and developing energy storage cells and other technologies to eventually scale to mass production. Dragonfly’s research and development efforts have validated its proprietary processes and the Chardan Board believes Dragonfly will leverage its technologies and proprietary processes to expand its pipeline and continue finding battery solutions to address unmet energy storage needs.
●	Strong IP portfolio. Dragonfly has a vision to become a leading lithium-ion technology company and has 24 issued patents and 20 pending patent applications to protect its science. The Chardan Board believes Dragonfly’s IP portfolio, along with internal expertise, leaves Dragonfly well-positioned to further develop its technologies.
●	Financial analysis conducted by Chardan Management. The financial analysis conducted by Chardan’s management team and reviewed by the Chardan Board supported the equity valuation of Dragonfly. See the section entitled “Summary of Chardan Financial Analysis.”
●	Fairness opinion of Duff & Phelps. The Chardan Board reviewed the opinion delivered by Duff & Phelps to the Chardan Board, as of May 13, 2022, and subject to and based upon the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications therein, the consideration to be paid by Chardan to the Dragonfly shareholders in the Business Combination pursuant to the Merger Agreement was fair to Chardan, from a financial point of view. See the section entitled “Fairness Opinion of Duff & Phelps.”

The Chardan Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

●	Benefits not achieved. The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.
●	Liquidation of Chardan. The risks and costs to Chardan if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Chardan being unable to effect a business combination by the completion deadline and forcing Chardan to liquidate.
●	Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Chardan from soliciting other business combination proposals and restricts Chardan’s ability to consider other potential business combinations so long as the Business Combination Agreement is in effect.
●	Stockholder Vote. The risk that Chardan’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.
●	Post-Business Combination Corporate Governance. The Chardan Board considered the corporate governance provisions of the Business Combination Agreement and the proposed material provisions of the amendment to Chardan’s certificate of incorporation and the proposed amended bylaws and the effect of those provisions on the governance of the company post-Business Combination. See “— The Business Combination Agreement” and “Management of New Dragonfly After the Business Combination” for detailed discussions of the terms and conditions of these documents.
●	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Chardan’s control.
●	Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.
●	Potential Conflicts. The Chardan Board considered the potential additional or different conflicts of interests of Chardan’s directors, executive officers, the Sponsor and its affiliates, as described in the section entitled “— Interests of Certain Persons in the Business Combination.” The Chardan Board, including Chardan’s independent directors, with their outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Chardan Board, the Business Combination Agreement and the transactions contemplated thereby, including the Merger.
●	Fees and Expenses. The fees and expenses associated with completing the Business Combination.
●	Other Risks. Various other risks associated with the Business Combination, the business of Chardan and the business of Dragonfly described under the section entitled “Risk Factors.”

The Chardan Board concluded that the potential benefits that it expected Chardan and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Chardan Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of, Chardan and its stockholders.

Summary of Chardan Financial Analysis

The following is a summary of the material financial analyses prepared by Chardan management and reviewed by the Chardan Board in connection with the valuation of Dragonfly. These analyses are separate from, and in addition to, the analyses provided in the Opinion of Duff & Phelps delivered to the Chardan Board (for the Opinion, see the section of this proxy statement/prospectus entitled “Fairness Opinion of Duff and Phelps”). The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by Chardan nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the Chardan Board. Chardan may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Chardan’s view of the actual value of Dragonfly.

In performing analyses, the representatives of Chardan made numerous material assumptions with respect to, among other things, timing and quantum of sales orders from OEM customers, sales from DTC customers, cost of raw materials, timing and cost of development of solid state technology, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Chardan, Dragonfly or any other parties to the Business Combination. None of Dragonfly, Chardan, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Dragonfly do not purport to be appraisals or reflect the prices at which Dragonfly shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

Comparable Company Analysis

Chardan management reviewed certain financial information of Dragonfly and compared it to certain publicly traded companies selected based on the experience and the professional judgment of Chardan’s management team (the “Peer Group”).

Chardan considered certain financial and operating information for (a) certain publicly-traded companies that are developing solid state battery technology, (the “Solid State Companies”), (b) certain publicly-traded companies that focus on next-generation, technology-focused energy storage (the “Tech-Focused Energy Storage Companies”), (c) certain publicly-traded companies that manufacture lithium-ion (“li-ion”) batteries (the “Li-ion Battery Manufacturers”), and (d) certain publicly-traded companies that are vertically-integrated in the energy storage ecosystem (the “Vertically Integrated Energy Companies”), in each case, that Chardan deemed relevant for analysis. The selected companies were:

Solid State Companies:

Solid Power

QuantumScape

Tech-Focused Energy Storage Companies

EOS Energy Storage

ESS

STEM

Li-ion Battery Manufacturers

Samsung SDI

CATL

LG Energy Solutions

Enovix

Microvast

Vertically Integrated Energy

Tesla

Li-Cycle

BYD

None of the selected companies has characteristics identical to Dragonfly, and they were selected because they have a combination of comparable technologies, end-markets served, and energy storage focus, amongst other attributes. An analysis of selected publicly traded companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. Chardan made qualitative judgments, based on the experience and professional judgment of its management team, concerning differences between the operational, business and/or financial characteristics of Dragonfly and the selected companies to provide a context in which to consider the results of the quantitative analyses.

Satisfaction of the 80% Test

After consideration of factors, including those identified and discussed in the section titled “The Business Combination Proposal — The Chardan Board’s Reasons for the Approval of the Business Combination” and in the Opinion of Duff & Phelps, the Chardan Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for Chardan’s Initial Public Offering, including that the business of Dragonfly had a fair market value equal to at least 80% of the balance of funds in the trust account, less any taxes payable on interest earned, at the time of the execution of the Business Combination Agreement. In reaching this determination, the Chardan Board concluded that it was appropriate to base such valuation on Dragonfly’s future outlook and operational plans, as well as valuations and trading of publicly traded companies in similar and adjacent sectors.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER PROPOSAL

Overview

If the Business Combination is to be consummated, Chardan will replace the current certificate of incorporation of Chardan with the third amended and restated certificate of incorporation in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Chardan board, is necessary to adequately address the needs of New Dragonfly following the Closing.

As part of the Business Combination, existing shares of Dragonfly common stock will be converted into similar shares of New Dragonfly common stock.

The following table sets forth a summary of the principal proposed changes and the differences between the current certificate of incorporation and the third amended and restated certificate of incorporation. This summary is qualified by reference to the complete text of the third amended and restated certificate of incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the third amended and restated certificate of incorporation in its entirety for a more complete description of its terms.

	Current Certificate of Incorporation	Third Amended and Restated Certificate of Incorporation
Number of Authorized Shares

Chardan is currently authorized to issue 51,000,000 shares of which 50,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. As of August 11, 2022 there were 6,255,848 shares of common stock outstanding.

Chardan’s certificate provides that, promptly after the consummation of the Business Combination, the shares sold pursuant to the Chardan IPO will be converted into cash at a per share price equal to the quotient determined by dividing (i) the amount then held inf the trust fund less any income taxes owed on such funds but not yet paid, calculated as of two business days prior to the consummation of the Business Combination or the filing of the amendment, as applicable, by (ii) the total number of the shares sold pursuant to the Chardan IPO then outstanding.

The total number of shares of capital stock that New Dragonfly is authorized to issue is 175,000,000 shares, consisting of 170,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Immediately following consummation of the Business Combination, Dragonfly common stock will be cancelled in exchange for the right to receive, or the reservation of, an aggregate of 41,500,000 shares of New Dragonfly common stock, or, as applicable, shares underlying awards based on Dragonfly common stock, representing the Aggregate Merger Consideration.

New Dragonfly is expected to have approximately 46,656,151 shares of New Dragonfly common stock outstanding, assuming minimum redemptions and no exercise of dissenter’s rights.

Name	Chardan NexTech Acquisition 2 Corp.	Dragonfly Energy Holdings Corp.
Purpose	The purpose of the Chardan is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

The third amended and restated certificate of incorporation provides that the purpose of New Dragonfly is to engage in any lawful act or activity for which a corporation may be organized under the DGCL as the same exists or may hereafter be amended.

Provisions Specific to a Blank Check Company	Article Fifth governs the Business Combination, but will be terminated upon the consummation of such Business Combination.	No specific provision exists as to operating as a blank check company.

	Current Certificate of Incorporation	Third Amended and Restated Certificate of Incorporation
Classified Board	Not applicable.

The directors of New Dragonfly (other than those directors elected by the holders of any series or class of preferred stock provided for or fixed pursuant to Article IV of the third amended and restated certificate of incorporation) shall be and are divided into three (3) classes, designated Class A, Class B and Class C.

Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire board. The board may assign members of the board already in office upon the effectiveness of the filing of the certificate with the Secretary of State of the State of Delaware (the “Effective Time”) to such classes. Subject to the rights of holders of any series or class of preferred stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at New Dragonfly’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at New Dragonfly’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at New Dragonfly’s third annual meeting of stockholders held after the Effective Time.

Choice of Forum

To the fullest extent permitted by law, unless Chardan consents in writing to the selection for an alternative forum, (a) any derivative action or proceeding, (b) any action asserting a claim for breach of a fiduciary duty owed by any

The third amended and restated certificate of incorporation generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to:

current or former director, officer, employee, agent or stockholder of the Chardan to Chardan or the its stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the certificate of incorporation, or the bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, the forum shall be Court of Chancery of the State of Delaware (subject to certain exceptions).

(i) any derivative action or proceeding brought on behalf of New Dragonfly, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of New Dragonfly to New Dragonfly or New Dragonfly’s stockholders, (iii) any action asserting a claim against New Dragonfly, its directors, officers, or employees arising pursuant to any provision of the DGCL or the third amended and restated certificate of incorporation or the bylaws, (iv) any action asserting a claim against New Dragonfly, its

Current Certificate of Incorporation	Third Amended and Restated Certificate of Incorporation

The above provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Additionally, unless Chardan consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions. The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Reasons for the Amendments to Chardan’s Charter

In the judgment of the Chardan board, the third amended and restated certificate of incorporation are necessary to address the needs of New Dragonfly and Dragonfly stockholders following the Closing. In particular:

●	The greater number of authorized shares of capital stock is desirable for New Dragonfly to have sufficient shares to complete the Business Combination. Additionally, the Chardan Board believes that it is important for us to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The Chardan Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
●	The additional changes to the Chardan Charter, including the name change from “Chardan NexTech Acquisition 2 Corp.” to “Dragonfly Energy Holdings Corp.”, are necessary to adequately address the needs of New Dragonfly following the Closing.
●	We believe the three-class classified board structure will help to attract and retain qualified director candidates who are willing to make long-term commitments of their time and energy. In addition, the three-class classified board structure reduces New Dragonfly’s vulnerability to coercive takeover tactics and inadequate takeover bids, by encouraging persons seeking control of New Dragonfly to negotiate with the New Dragonfly Board and thereby better positioning the New Dragonfly Board to negotiate effectively on behalf of all of New Dragonfly’s stockholders. The three-class classified board structure is designed to safeguard against a hostile purchaser replacing a majority of New Dragonfly’s directors with its own nominees at a single meeting, thereby gaining control of New Dragonfly and its assets without paying fair value to the combined Company’s stockholders.
●	Chardan’s board believes the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that New Dragonfly is not subject to such types of claims in numerous jurisdictions, unless New Dragonfly consents in writing to the selection of an alternative forum.

Vote Required for Approval

The approval of the Charter Proposal will require the affirmative vote of holders of a majority of Chardan’s outstanding shares of common stock entitled to vote thereon at the special meeting. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Charter Proposal will have the same effect as a vote “AGAINST” this proposal.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal are not approved, the Charter Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSAL NO. 3 — THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal and the Charter Proposal are approved, our stockholders also will be asked to approve the Nasdaq Proposal.

The Nasdaq Proposal is a proposal to approve, assuming the Business Combination Proposal and the Charter Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the Nasdaq, the issuance of more than 20% of our issued and outstanding common stock, including (i) pursuant to the PIPE Investment, (ii) pursuant to the Equity Facility, (iii) pursuant to the Term Loan Lender Warrants and (iv) pursuant to the terms of the Business Combination Agreement (including the Aggregate Merger Consideration and the Earnout Shares). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Reasons for the Approval of the Nasdaq Proposal

We are seeking stockholder approval in order to comply with Rules 5635(a), (b), and (d), as applicable, of the Nasdaq Listed Company Manual.

Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. The aggregate number of shares of common stock that Chardan will issue in the Business Combination and pursuant to the PIPE Investment, the Equity Facility and the Term Loan Lender Warrants will exceed 20% of both the voting power and the shares of Chardan common stock outstanding before such issuance, and for this reason, Chardan is seeking the approval of its stockholders for the foregoing issuances.

Second, pursuant to Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change in control of the company. Here, the issuance of common stock to the equityholders of Dragonfly will result in a change of control of Chardan. Accordingly, Chardan is seeking the approval of its stockholders for such issuances.

Effect of the Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, (i) 500,000 shares of common stock are issuable pursuant to the Subscription Agreement, (ii) and up to $150,000,000 in shares of common stock will be issuable pursuant to the Equity Facility, (iii) 3,665,432 shares of common stock will be issuable pursuant to the Term Loan Lender Warrants and (iv) up to 81,500,000 shares of common stock will be issued to Dragonfly equityholders (including 40,000,000 shares issuable to Dragonfly stockholders as part of the Earnout Shares) pursuant to the terms of the Business Combination Agreement, which will represent approximately 1608% of the 6,255,848 shares of Chardan’s common stock outstanding before the Business Combination, assuming (a) none of Chardan’s public stockholders exercises redemption rights with respect to their public shares, (b) no exercise of Chardan’s 14,115,358 outstanding warrants at an exercise price of $11.50 per share (which warrants are not exercisable until 30 days after the completion of the Business Combination), and (c) that no shares are issued pursuant to the Incentive Plan.

In the event that this proposal is not approved by our stockholders, the Business Combination may not be consummated. In the event that this proposal is approved by our stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of common stock pursuant to the Business Combination Agreement, Chardan will not issue the shares of common stock.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon at the special meeting. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Nasdaq Proposal will have the same effect as a vote “AGAINST” this proposal.

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Incentive Plan Proposal and the ESPP Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, Incentive Plan Proposal and the ESPP Proposal are not approved, the Nasdaq Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE

CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL NO. 4 — THE INCENTIVE PLAN PROPOSAL

General

Assuming the Business Combination Proposal, the Charter Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the New Dragonfly 2022 Equity Incentive Plan (the “2022 Plan”). Up to 3,285,900 shares of the New Dragonfly common stock (“Common Stock”) will initially be reserved for issuance under the 2022 Plan, and additional shares will become available for issuance under the 2022 Plan each year as described below under “Aggregate Share Limit.” Our Board of Directors has approved the 2022 Plan, subject to stockholder approval at the special meeting.

The 2022 Plan is intended to replace the Dragonfly Energy, Inc. 2019 Stock Incentive Plan and the Dragonfly Energy, Inc. 2021 Stock Incentive Plan (collectively, the “Prior Plans”), which the Company will assume in the Business Combination. Following the Closing, no additional awards will be granted under the Prior Plans, although all stock awards granted under the Prior Plans that are outstanding immediately prior to the Closing will be assumed by the Company and continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the applicable Prior Plan.

The Company believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the proposed 2022 Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, our Board of Directors recommends that our stockholders approve the 2022 Plan.

Summary Description of the 2022 Equity Incentive Plan

The principal terms of the 2022 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2022 Plan, which appears as Annex B to this proxy statement/prospectus.

Purpose.  The purpose of the 2022 Plan is to promote the success of the Company by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and stockholders.

Administration.  The Company’s Board of Directors or one or more committees appointed by the Board of Directors will administer the 2022 Plan. The Board of Directors or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the 2022 Plan. The Board of Directors has delegated general administrative authority for the 2022 Plan to the Compensation Committee. (The appropriate acting body, be it the Board of Directors or a committee or other person within its delegated authority, is referred to in this proposal as the “Administrator”).

The Administrator has broad authority under the 2022 Plan, including, without limitation, the authority:

●	to determine eligibility and, from among such persons determined to be eligible, determine the type(s) of award(s) that they are to receive;
●	to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;
●	to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the maximum term of the award);
●	to cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

●	subject to the other provisions of the 2022 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;
●	to determine the method of payment of any purchase price for an award or shares of the Company’s common stock delivered under the 2022 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Company’s common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third-party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;
●	to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where the Company or one of its subsidiaries operates or where one or more eligible participants reside or provide services;
●	to approve the form of any award agreements issued under the 2022 Plan; and
●	to construe and interpret the 2022 Plan and any award agreements issued thereunder, make rules for the administration of the 2022 Plan, and make all other determinations for the administration of the 2022 Plan.

No Repricing.  In no case (except due to an adjustment to reflect a stock split or other event referred to under “Adjustments” below, or any repricing that may be approved by stockholders) will the Administrator (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Eligibility.  Persons eligible to receive awards under the 2022 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries. We estimate that, immediately following the Closing of the Business Combination, approximately 180 officers and employees of the Company and its subsidiaries (including all of the Company’s named executive officers), and each of the members of the Company’s Board of Directors who are not employed by the Company or any of its subsidiaries (“Non-Employee Directors”), will be considered eligible under the 2022 Plan. In addition, we estimate that approximately five individual consultants and advisors engaged by the Company and its subsidiaries will then be considered eligible under the 2022 Plan.

Aggregate Share Limit.  The maximum number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2022 Plan equals the sum of the following (such total number of shares, the “Share Limit”):

●	3,285,900 shares, plus
●	the number of any shares subject to stock options granted under the Prior Plans and outstanding as of the date of stockholder approval of the 2022 Plan (the “Stockholder Approval Date”) which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised, plus
●	the number of any shares subject to restricted stock awards granted under the Prior Plans that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled, or otherwise reacquired by the Company after the Stockholder Approval Date without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of the 2022 Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) four percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board of Directors.

As of June 15, 2022, approximately 3,474,256 shares were subject to stock options then outstanding under the Prior Plans, and approximately 2,679,155 shares were subject to unvested restricted stock awards then outstanding under the Prior Plans. As noted above, no additional awards will be granted under the Prior Plans.

Additional Share Limits.  The following other limits are also contained in the 2022 Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above.

●	The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the 2022 Plan is 6,571,800 shares. (For clarity, any shares issued in respect of incentive stock options granted under the 2022 Plan will also count against the overall Share Limit above.)
●	Awards that are granted under the 2022 Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2022 Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by the Company to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $500,000. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Company’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Company or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Share-Limit Counting Rules.  The Share Limit of the 2022 Plan is subject to the following rules:

●	Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2022 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2022 Plan.
●	Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2022 Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise, and the 85,000 shares not issued shall not count against the Share Limit and shall be available for subsequent awards under the 2022 Plan.)
●	Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the 2022 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the 2022 Plan, will be counted against the Share Limit and will not again be available for subsequent awards under the 2022 Plan.
●	To the extent that an award granted under the 2022 Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2022 Plan.
●	In the event that shares are delivered in respect of a dividend equivalent right granted under the 2022 Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the 2022 Plan other than the aggregate Share Limit.

In addition, the 2022 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2022 Plan. The Company may not increase the applicable share limits of the 2022 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards.  The 2022 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in the Company’s common stock or units of the Company’s common stock, as well as cash awards. The 2022 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of the Company’s common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2022 Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2022 Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of the Company’s common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2022 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the 2022 Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals.  The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2022 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Common Stock, provided that any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).

Assumption and Termination of Awards.  If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Company, awards then-outstanding under the 2022 Plan will not automatically become fully vested pursuant to the provisions of the 2022 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2022 Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at either the “target” performance level or based on performance through the applicable transaction, as determined by the Administrator in its discretion), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2022 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

Transfer Restrictions.  Subject to certain exceptions contained in Section 5.6 of the 2022 Plan, awards under the 2022 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).

Adjustments.  As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2022 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority.  The 2022 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Termination of or Changes to the 2022 Plan.  The Board of Directors may amend or terminate the 2022 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board of Directors. Unless terminated earlier by the Board of Directors and subject to any extension that may be approved by stockholders, the authority to grant new awards under the 2022 Plan will terminate on May 13, 2032. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the 2022 Plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

U.S. Federal Income Tax Consequences of Awards under the 2022 Plan

The U.S. federal income tax consequences of the 2022 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2022 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2022 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2022 Plan in connection with a “change in control” (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, under Section 162(m) of the Code, the aggregate compensation in excess of $1,000,000 payable to current or former Named Executive Officers (including amounts attributable to equity-based and other incentive awards) may not be deductible by the Company in certain circumstances.

Specific Benefits under the 2022 Equity Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the 2022 Plan. The Company is not currently considering any other specific award grants under the 2022 Plan. If the 2022 Plan had been in existence in fiscal 2021, the Company expects that its award grants for fiscal 2021 would not have been substantially different from those actually made by the Company in that year. For information regarding share-based awards granted to the Named Executive Officers during fiscal 2021, see the material under the heading “Executive Compensation.”

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon at the special meeting. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Incentive Plan Proposal will have the same effect as a vote “AGAINST” this proposal.

The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, Nasdaq Proposal, the ESPP Proposal and the Director Election Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 5 — THE ESPP PROPOSAL

General

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the New Dragonfly Employee Stock Purchase Plan (the “ESPP”). A total of 2,464,400 shares of the New Dragonfly common stock (“Common Stock”) will initially be reserved for issuance under the ESPP, and additional shares will become available for issuance under the ESPP each year as described below under “Limits on Authorized Shares; Limits on Contributions.” Our Board of Directors has approved the ESPP, subject to stockholder approval at the special meeting.

Under the ESPP, shares of the Company’s common stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of the Company’s common stock at a discount during periodic offering periods. The ESPP will not be effective without stockholder approval.

The Board of Directors believes that the ESPP will help the Company retain and motivate eligible employees and will help further align the interests of eligible employees with those of the Company’s stockholders. The Company has not yet determined the timing of the initial offering period under the ESPP.

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which appears as Annex H to this proxy statement/prospectus.

Purpose.  The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the Company’s common stock at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company’s employ and to advance the best interests of the Company and those of the Company’s stockholders.

Operation of the ESPP.  It is currently expected that the ESPP will operate in successive six-month periods referred to as “Offering Periods.” The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple “purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.

On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of the Company’s common stock. A participant must designate in the election the percentage of the participant’s compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. A participant generally may elect to terminate, but may not otherwise increase or decrease, his or her contributions to the ESPP during an Offering Period. Amounts contributed to the ESPP constitute general corporate assets of the Company and may be used for any corporate purpose.

Each option granted under the ESPP will automatically be exercised on the last day of the Offering Period with respect to which it was granted, or the last day of each purchase period for an Offering Period that consists of multiple purchase periods (each such date on which ESPP options are exercised is referred to as an “Exercise Date”). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant’s ESPP account balance as of the Exercise Date by the Option Price for the applicable period. The determination of the Option Price for each Offering Period (or each purchase period within an Offering Period) will be established by the ESPP administrator in advance of the applicable period, except that in no event may the Option Price be lower than the lesser of (i) 85% of the fair market value of a share of the Company’s common stock on the applicable Grant Date, or (ii) 85% of the fair market value of a share of the Company’s common stock on the applicable Exercise Date. A participant’s ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price for the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility.  Only certain employees will be eligible to participate in the ESPP. To participate in an Offering Period, on the Grant Date of that period an individual must:

●	be employed by the Company or one of its subsidiaries that has been designated as a participating subsidiary;
●	be customarily employed for more than 20 hours per week; and
●	be customarily employed for more than five months per calendar year.

We estimate that, immediately following the Closing of the Business Combination, approximately 180 officers and employees of the Company and its subsidiaries (including all of the Company’s Named Executive Officers), would be eligible to participate in the ESPP if the plan were then in effect.

Limits on Authorized Shares; Limits on Contributions.  If stockholders approve the ESPP, a maximum of 2,464,400 shares of the Company’s common stock will initially be available for delivery under the ESPP. In addition, this share limit will automatically increase on the first trading day in January of each of the calendar years during the term of the ESPP, with the first such increase to occur in January 2023, by an amount equal to the lesser of (A) one percent of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B) 1,500,000 shares of Common Stock, or (C) such number of shares of Common Stock as may be established by the Board of Directors.

Participation in the ESPP is also subject to the following limits:

●	A participant cannot contribute less than 1% or more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.
●	A participant cannot purchase more than 10,000 shares of the Company’s common stock under the ESPP in any one Offering Period (subject to adjustment by the ESPP administrator for any Offering Period that is longer or shorter than six months).
●	A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.
●	A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code (the “Code”).

We have the flexibility to change the contribution limits and the individual-share limit referred to above from time to time without stockholder approval. However, we cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Antidilution Adjustments.  As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation.  A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.

If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions.  A participant’s rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration.  The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. The Board of Directors has appointed the Compensation Committee of the Board of Directors as the administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans.  The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Amendments.  The Board of Directors generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of the Company whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.

Termination.  No new Offering Periods will commence under the ESPP on or after May 13, 2032, unless the Board of Directors terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), subject to any provision made by the Board of Directors for the assumption or continuation of the options then outstanding under the ESPP, the Offering Period then in progress will be shortened and the outstanding options will automatically be exercised on a date established by the ESPP administrator that is not more than 10 days before the closing of the transaction.

Federal Income Tax Consequences of the ESPP

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and does not describe state, local or international tax consequences.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant’s ESPP contributions are deducted from compensation that is taxable to the participant and for which the Company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a “Required Holding Period” before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date), or (2) the gain on the sale of the shares. Any portion of the participant’s gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a “Disqualifying Disposition” if the participant disposes of the shares before the Required Holding Period has been met. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Exercise Date on which the participant acquired the shares, and the Company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. The Company will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of the Company’s common stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon at the special meeting. Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the ESPP Proposal will have the same effect as a vote “AGAINST” this proposal.

The ESPP Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal the Incentive Plan Proposal and the Director Election Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal are not approved, the ESPP Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved, our stockholders also will be asked to are being asked to elect seven (7) directors to the New Dragonfly board, effective upon the Closing, with each Class A director having a term that expires at New Dragonfly’s first annual meeting of stockholders following the effectiveness of the third amended and restated certificate of incorporation, each Class B director having a term that expires at New Dragonfly’s second annual meeting of stockholders following the effectiveness of the third amended and restated certificate of incorporation and each Class C director having a term that expires at New Dragonfly’s third annual meeting of stockholders following the effectiveness of the third amended and restated certificate of incorporation, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

[●] and [●] have been nominated as Class A Directors, [●] and [●] have been nominated as Class B Directors, and [Perry Boyle], [●] and [●] have been nominated as Class C Directors. See the section entitled “Management of New Dragonfly After the Business Combination.”

Upon the consummation of the Business Combination, the New Dragonfly board is expected to consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New Dragonfly will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below. [●] will be the lead independent director under Nasdaq rules. See the section entitled “Management of New Dragonfly After the Business Combination.”

Vote Required

Approval of the Director Election Proposal will require the vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. Abstentions will have no effect on the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal. Therefore, if the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are not approved, the Director Election Proposal will have no effect, even if approved by our public stockholders.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 7 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the Chardan Board to submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Director Election Proposal.

In no event will Chardan solicit proxies to adjourn the special meeting or consummate the Business Combination beyond the date by which it may properly do so under its current certificate of incorporation and Delaware law. The purpose of the Adjournment Proposal is to provide more time for the Sponsor, Chardan and/or their respective affiliates to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on such proposal and to meet the requirements that are necessary to consummate the Business Combination. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

In addition to an adjournment of the special meeting upon approval of an Adjournment Proposal, the Chardan Board is empowered under Delaware law to postpone the meeting at any time prior to the special meeting being called to order. In such event, Chardan will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement.

Consequences if the Adjournment Proposal is Not Approved

If an Adjournment Proposal is presented at the special meeting and is not approved by the stockholders, the Chardan Board may not be able to adjourn the special meeting to a later date. In such event, the Business Combination would not be completed.

Vote Required

The approval of the Adjournment Proposal requires the affirmative vote of holders of the majority of Chardan’s shares of common stock present at the special meeting and entitled to vote thereon at the special meeting Accordingly, if a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting with regard to the Adjournment Proposal will have the same effect as a vote “AGAINST” this proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals. If a valid quorum is established, a Chardan stockholder’s failure to vote by proxy or to vote at the special meeting, abstentions with regard to the Adjournment Proposal will have the same effect as a vote “AGAINST” such proposal and a broker non-votes will have no effect on the outcome of the Adjournment Proposal.

Recommendation of the Chardan Board

THE CHARDAN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CHARDAN STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to (i) holders of Chardan public shares that elect to have their public shares redeemed for cash if the Merger is completed and (ii) Dragonfly stockholders that exchange, pursuant to the Merger, their Dragonfly common stock for New Dragonfly common stock (including the Earnout Shares). This discussion applies only to public shares and Dragonfly common stock that are held as a capital asset for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not describe all U.S. federal income tax considerations that may be relevant to a holder of Chardan public shares or Dragonfly common stock in light of the holder’s particular circumstances or to holders of Chardan public shares or Dragonfly common stock that may be subject to special treatment under U.S. federal income tax laws, including:

●	banks and financial institutions;
●	insurance companies;
●	brokers and dealers in securities, currencies or commodities;
●	taxpayers subject to mark-to-market accounting rules;
●	regulated investment companies and real estate investment trusts;
●	governments or agencies or instrumentalities thereof;
●	persons holding public shares as part of a “straddle,” hedge, integrated transaction or similar transaction;
●	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, or in connection with services;
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
●	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
●	certain former citizens or long-term residents of the United States;
●	controlled foreign corporations and passive foreign investment companies;
●	qualified foreign pension funds;
●	any holder of Chardan Founder Shares; and
●	tax-exempt entities.

In addition, this discussion does not address considerations relating to the alternative minimum tax, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations. The effects of other U.S. federal tax laws, such as estate and gift tax laws, are not discussed.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of public shares that, for U.S. federal income tax purposes, is or is treated as:

●	a citizen or individual resident of the United States,

●	a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia,
●	a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) it has made a valid election to be treated as a United States person for U.S. federal income tax purposes, or
●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of public shares (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds public shares, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold public shares and their partners should consult their tax advisors regarding the U.S. federal income tax consequences to them of the matters discussed below.

The following discussion is a summary only and does not discuss all aspects of U.S. federal income taxation relating to redemptions of public shares by public stockholders or the Merger. This discussion is based on the Code, Treasury Regulations, judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect public stockholders to which this discussion applies and could affect the accuracy of the statements herein. Chardan has not sought and will not seek any rulings from the IRS regarding any matter discussed in this summary. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those described below.

This discussion is not tax advice. Holders should consult their tax advisors with respect to the application of U.S. federal income tax laws to a redemption in light of their particular circumstances, as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Redemption of Public Shares by Public Stockholders

If a public stockholder’s public shares are redeemed pursuant to the redemption provisions described in “Special Meeting of Chardan Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether or not the redemption qualifies as a sale or other exchange of public shares under Section 302 of the Code.

Whether a redemption of public shares qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed public stockholder before and after the redemption relative to all of our shares outstanding both before and after the redemption. The redemption of public shares by a public stockholder will generally be treated as a sale of public shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to such stockholder, (ii) results in a “complete termination” of such stockholder’s interest in Chardan or (iii) is “not essentially equivalent to a dividend” with respect to such stockholder.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a public stockholder should take into account not only stock actually owned by such stockholder, but also stock that is treated as constructively owned by such stockholder. A public stockholder may be treated as constructively owning stock owned by certain related individuals and entities in which such stockholder has an interest or that have an interest in such stockholder, as well as any stock that such stockholder has a right to acquire by exercise of an option, which would generally include public shares that can be acquired upon the exercise of warrants. Moreover, any of our stock that a public stockholder directly or constructively acquires pursuant to the Merger should generally be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by a public stockholder immediately following the redemption of public shares must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually or constructively owned by such stockholder immediately before the redemption (taking into account both redemptions by other public stockholders and the public shares to be issued pursuant to the Merger). There will be a complete termination of such stockholder’s interest if either (i) all of the shares of Chardan common stock actually and constructively owned by such stockholder are redeemed or (ii) all of the shares of Chardan common stock actually owned by such stockholder are redeemed and such stockholder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of our stock owned by certain family members and such stockholder does not constructively own any other Chardan common stock. The redemption of public shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the public stockholder’s proportionate interest in Chardan. Whether the redemption results in a meaningful reduction in a public stockholder’s proportionate interest in Chardan will depend on such stockholder’s particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest in a publicly held corporation held by a small minority stockholder that exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of public shares will generally be treated as a distribution to the redeeming public stockholder with the consequences to U.S. Holders as described below under “— U.S. Holders — Taxation of Redemptions Treated as Distributions,” and the consequences to Non-U.S. Holders as described below under “— Non-U.S. Holders — Taxation of Redemptions Treated as Distributions.”

U.S. Holders

Taxation of Redemptions Treated as Sales

If the redemption of a U.S. Holder’s public shares qualifies as a sale of such stock, the U.S. Holder will generally recognize gain or loss on the redemption in an amount equal to the difference between its amount realized and its adjusted tax basis in the public shares surrendered in the redemption. A U.S. Holder’s amount realized is the sum of the amount of cash and the fair market value of any property received in the redemption. A U.S. Holder’s adjusted tax basis in the public shares surrendered in the redemption will generally equal its acquisition cost. Gain or loss recognized on the redemption will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the redeemed shares of public shares exceeds one year at the time of the redemption. It is unclear, however, whether a U.S. Holder’s redemption rights with respect to its public shares suspends the running of the U.S. Holder’s holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will generally be subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemptions Treated as Distributions

If the redemption of a U.S. Holder’s public shares does not qualify as a sale of such stock, the U.S. Holder will generally be treated as receiving a distribution with respect to its public shares in an amount equal to its redemption proceeds. Any such amount will be treated as a dividend to the extent it is paid out of Chardan’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any such amount in excess of Chardan’s current and accumulated earnings and profits will generally be applied against and reduce (but not below zero) the U.S. Holder’s tax basis in its public shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the public shares with the consequences described above under “— Taxation of Redemptions Treated as Sales.” A U.S. Holder’s remaining tax basis (if any) with respect to public shares surrendered in the redemption will generally be added to such holder’s adjusted tax basis in its remaining public shares, or, if it has none, to such holder’s adjusted tax basis in its warrants or, possibly, to the basis of such holder’s constructively-owned public shares.

Dividends received by corporate U.S. Holders will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by non-corporate U.S. Holders will generally constitute “qualified dividends” that are subject to tax at preferential long-term capital gains rates. It is unclear, however, whether a U.S. Holder’s redemption rights with respect to its public shares suspend the running of the applicable holding period for purposes of the dividends received deduction or the preferential tax rate on qualified dividend income.

Non-U.S. Holders

Taxation of Redemptions Treated as Sales

If the redemption of a Non-U.S. Holder’s public shares qualifies as a sale of such stock, gain realized by the Non-U.S. Holder on the redemption will generally not be subject to U.S. federal income tax unless:

●	The gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the gain will generally be subject to U.S. federal income tax on a net income basis at the graduated U.S. federal income tax rates generally applicable to United States persons and, in the case of a Non-U.S. Holder that is a corporation, may also be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) after application of certain adjustments;
●	The Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met, in which case the gain will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) and may be offset by U.S. source capital losses if certain requirements are satisfied; or
●	We are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which the Non-U.S. Holder held public shares (and, if the public shares are treated as regularly traded on an established securities market for purposes of these rules, the Non-U.S. Holder has owned directly, indirectly or constructively more than five percent (5%) of the public shares during such period), in which case the gain will generally be subject to tax on a net income basis at the U.S. federal income tax rates generally applicable to United States persons.

Chardan believes that it is not, and has not at any time since its formation been, a U.S. real property holding corporation, and Chardan does not expect to be a U.S. real property holding corporation immediately after the Merger is completed. However, this determination is factual in nature and subject to change, and no assurance can be provided regarding the status of Chardan as a U.S. real property holding corporation currently, following the Merger or at any future time.

The applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s public shares. Accordingly, it is possible that the withholding agent will treat the redemption of a Non-U.S. Holder’s public shares as a distribution subject to withholding tax as described below under “— Taxation of Redemptions Treated as Distributions.” In addition, unless the public shares are regularly traded on an established securities market, the applicable withholding agent may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by a Non-U.S. Holder on a redemption of public shares that qualifies as a sale. There can be no assurance that the public shares will be treated as regularly traded on an established securities market.

Taxation of Redemptions Treated as Distributions

If the redemption of a Non-U.S. Holder’s public shares does not qualify as a sale of such stock, the Non-U.S. Holder will generally be treated as receiving a distribution with respect to its public shares in an amount equal to its redemption proceeds. Any such amount will be treated as a dividend to the extent it is paid out of Chardan’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any such dividend will generally be subject to U.S. withholding tax at a rate of 30% unless the Non-U.S. Holder timely provides certification of its eligibility for a reduced rate under an applicable income tax treaty (usually on an IRS Form W-8BEN or W-8BEN-E) or furnishes a valid IRS Form W-8ECI certifying that the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any redemption proceeds in excess of Chardan’s current and accumulated earnings and profits will generally be applied against and reduce (but not below zero) the Non-U.S. Holder’s tax basis in its public shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the public shares with the consequences described above under “— Taxation of Redemptions Treated as Sales.” A Non-U.S. Holder’s remaining tax basis (if any) with respect to public shares surrendered in the redemption will generally be added to such holder’s adjusted tax basis in its remaining public shares, or, if it has none, to such holder’s adjusted tax basis in its warrants or, possibly, to the basis of such holder’s constructively-owned public shares, if any.

A dividend that is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Non-U.S. Holders of Chardan common stock should consult their tax advisors regarding the application of the foregoing rules in light of their particular circumstances and the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any redemption proceeds payable to them.

FATCA Withholding Taxes

Under the Foreign Account Tax Compliance Act and the regulations and administrative guidance promulgated thereunder (“FATCA”), withholding at a rate of thirty percent (30%) will generally be required on dividends (including constructive dividends received pursuant to a redemption of stock) in respect of securities (including public shares) that are held by or through certain “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisers regarding the effects of FATCA on their investment in public shares.

Tax Consequences of the Merger to U.S. Holders of Dragonfly Common Stock

The Merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Based upon customary assumptions and representations made by the Company and Dragonfly in tax representation letters delivered by such parties, as well as certain covenants and undertakings of the Company and Dragonfly, O’Melveny & Myers LLP, tax counsel to Dragonfly, has delivered an opinion that the Merger should qualify as a reorganization. Such opinion has been filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part. The qualification of the Merger as a reorganization depends on numerous facts and circumstances, some of which may change between the date of this proxy statement/prospectus and the closing of the Business Combination and cause the opinion of counsel to no longer be in effect.

Neither the Company’s nor Dragonfly’s obligation to complete the Merger is conditioned upon the receipt of an opinion of counsel (as of the date of the closing of the Business Combination or otherwise) regarding the qualification of the Merger as a reorganization for U.S. federal income tax purposes. An opinion of counsel is not binding on the IRS or any court. Accordingly, even if the Company and Dragonfly report the Merger as qualifying as a reorganization, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to the position taken by the Company and Dragonfly.

The IRS has established certain ruling guidelines that must be met in order to obtain a private letter ruling that contingent stock consideration will be treated as stock for purposes of determining whether a transaction qualifies as a reorganization for U.S. federal income tax purposes. The Earnout Shares do not meet all of the requirements of these ruling guidelines. However the ruling guidelines are not legal requirements. Based on existing case law, the Earnout Shares nevertheless should be treated as stock for purposes of tax-free reorganization qualification and, in turn, the Merger should qualify as a reorganization within the meaning of Section 368(a) of the Code.

Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and subject to the statements below relating to imputed interest, the U.S. federal income tax consequences for U.S. Holders who receive shares of New Dragonfly common stock in exchange for shares of Dragonfly common stock pursuant to the Merger are as follows: (i) such U.S. Holders will generally not recognize gain or loss upon exchanging Dragonfly stock for New Dragonfly common stock (including the Earnout Shares), (ii) the aggregate tax basis in the shares of New Dragonfly common stock (including the Earnout Shares) that a U.S. Holder of Dragonfly stock receives pursuant to the Merger (other than any shares of New Dragonfly common stock treated as imputed interest) will generally equal such U.S. Holder’s aggregate adjusted tax basis in the shares of Dragonfly common stock surrendered and such aggregate adjusted tax basis will be allocated to the New Dragonfly common stock (including the Earnout Shares) that it receives; and (iii) except with respect to any shares of New Dragonfly common stock treated as imputed interest, such a Holder’s holding period for the shares of New

Dragonfly common stock it receives pursuant to the Merger (including the Earnout Shares) will generally include such Holder’s holding period in the shares of Dragonfly common stock it surrenders. A U.S. Holder of Dragonfly common stock will generally not recognize gain or loss on the forfeiture of any Earnout Shares as a result of such Earnout Shares remaining unvested at the end of the Earnout Periods; however, the aggregate adjusted tax basis in the shares of Dragonfly common stock that such Holder surrendered in the Merger will be re-allocated to the New Dragonfly common stock that it ultimately holds at the end of the Earnout Periods. A portion of the Earnout Shares (if any) actually received by a U.S. Holder may be characterized as ordinary interest income for U.S. federal income tax purposes. A U.S. Holder’s tax basis in that portion of the Earnout Shares should be equal to the fair market value thereof on the date of receipt, and the U.S. Holder’s holding period for those Earnout Shares should begin on the day following the date of receipt.

If a U.S. Holder has acquired different blocks of Dragonfly stock at different times or at different prices, then such holder’s tax basis and holding period in the shares of New Dragonfly common stock received in the Merger generally should be determined with reference to each block of Dragonfly stock. Any such holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of New Dragonfly common stock received in the Merger.

In the event that the IRS successfully asserts that the Merger does not qualify as a reorganization, a U.S. Holder of Dragonfly stock would generally recognize capital gain or loss in the Merger on the exchange of their Dragonfly stock for shares of New Dragonfly common stock.

A holder of Dragonfly stock should consult its tax advisors as to the it particular tax consequences from the Merger.

OTHER INFORMATION RELATED TO CHARDAN

Introduction

Chardan was incorporated on June 23, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Chardan’s efforts to identify a prospective target business were not limited to any particular industry or geographic region. Prior to executing the Business Combination Agreement, Chardan’s efforts were limited to organizational activities, completion of the Chardan IPO and the evaluation of possible initial business combinations.

Initial Public Offering and Simultaneous Private Placement

On August 13, 2021, Chardan consummated its initial public offering of 11,000,000 units, with each unit consisting of one share of Chardan common stock and three-quarters of one warrant to purchase one share of Chardan common stock. On August 18, 2021, the underwriters fully exercised their over-allotment option and Chardan sold an additional 1,650,000 units. At $10.00 per unit, the units from the Chardan IPO and exercise of the underwriters’ over-allotment option generated total gross proceeds of $126,500,000. Simultaneously with the consummation of the Chardan IPO, Chardan consummated the private placement of 4,361,456 warrants at a price of $0.93 per warrant, generating total proceeds of $4,052,000. Simultaneously with the closing of the exercise of the underwriters’ over-allotment option, Chardan consummated the sale of an additional 266,402 private warrants at a purchase price of $0.93 per private warrant in a private placement to Holdings, generating gross proceeds of $247,500. Transaction costs amounted to approximately $1,080,141 consisting of $500,000 of underwriting fees and $580,141 of other offering costs. Part of the underwriting fee was deferred and conditioned on the completion of a business combination, and the aggregate deferred underwriting fee is $4,427,500.

Chardan Capital Markets will receive a cash fee for such services upon the consummation of the Merger in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.

Following the consummation of the Chardan IPO, $128,397,500 was deposited into a U.S.-based trust account with Continental Stock Transfer & Trust Company acting as trustee. Except as described in the prospectus for the Chardan IPO, these proceeds will not be released until the earlier of the completion of an initial business combination and Chardan’s redemption of 100% of the outstanding public shares upon its failure to consummate a business combination within the completion window.

Lock-Up of Founder Shares

The Founder Shares were also placed into an escrow account maintained by Continental acting as escrow agent. 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of shares of Chardan common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 10 trading days within any 30-trading day period commencing after our initial business combination. The remaining 50% of the Founder Shares may not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Business Combination or earlier, in either case, if, subsequent to the Business Combination, Chardan consummates a subsequent liquidation, merger, stock exchange or other similar transaction that results in all of Chardan’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Fair Market Value of Target Business

The target business or businesses that Chardan acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (net of taxes payable) at the time of the execution of a definitive agreement for its initial business combination, although Chardan may acquire a target business whose fair market value significantly exceeds 80% of the trust account balance. The Chardan Board determined that this test was met in connection with the proposed business combination with Dragonfly as described in the section titled “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Summary of Chardan Financial Analysis.”

Stockholder Approval of Business Combination

Under Chardan’s current certificate of incorporation, in connection with any proposed business combination, Chardan must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for Chardan’s Initial Public Offering. Accordingly, in connection with the Business Combination with Dragonfly, the Chardan public stockholders may seek to redeem their public shares for cash in accordance with the procedures set forth in this proxy statement.

Voting Restrictions in Connection with Stockholder Meeting

In connection with any vote for a proposed business combination, including the vote with respect to the Business Combination Proposal, the Sponsor and the Insiders have agreed to vote the Founder Shares as well as any shares of common stock acquired in the market in favor of such proposed business combination.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Chardan or its securities, the Sponsor, Dragonfly and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Chardan common stock or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the business combination be approved where it appears that such requirements would otherwise not be met. All shares repurchased by Chardan’s affiliates pursuant to such arrangements would be voted in favor of the proposed business combination.

Liquidation if No Business Combination

If we do not complete a business combination by August 13, 2022 (unless this deadline is extended to February 13, 2023 pursuant to Chardan’s covenant to extend such deadline under the Business Combination Agreement and pursuant to the Chardan Organizational Documents), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Pursuant to the Investment Management Trust Agreement, the only way to extend the time available for us to consummate our initial business combination is for the Insiders or their affiliates or designees, upon five days’ advance notice prior to the applicable deadline, to deposit into the trust account $1,000,000, or $1,150,000 if the over-allotment option is exercised in full ($0.10 per share in either case, or an aggregate of $2,000,000, or $2,300,000 if the over-allotment option is exercised in full), on or prior to the date of the applicable deadline. Public stockholders will not be offered the opportunity to vote on or redeem their shares in connection with any such extension. In the event that the Insiders elected to extend the time to complete a business combination and deposited the applicable amount of money into trust, the Insiders would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the trust account to do so. In the event that we receive notice from our insiders five days prior to the applicable deadline of their intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. The Insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for us to complete our initial business combination. To the extent that some, but not all, of the Insiders, decide to extend the period of time to consummate our initial business combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible but not more than 10 business days thereafter, redeem 100% of our outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to us to pay our taxes, and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our public stockholders. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the allotted time period.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any Founder Shares held by them if we fail to complete our initial business combination within 12 months (or up to 18 months, as applicable) from August 13, 2022. However, if our sponsor, officers or directors acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted time period.

Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 12 months (or up to 18 months, as applicable) from August 13, 2022 or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes divided by the number of then outstanding public shares. However, we may only redeem our public shares so long as our net tangible assets are at least $5,000,001 either immediately prior to or upon consummation of our initial business combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement (described above), we would not proceed with the amendment or the related redemption of our public shares at such time.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any redemptions are made to stockholders, any liability of stockholders with respect to a redemption is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. It is our intention to redeem our public shares as soon as reasonably possible after August 13, 2022, or as extended by the Insiders up to two times by an additional three months each time (to February 13, 2023 for a total of up to 18 months to complete a business combination), but not more than five business days thereafter, and, therefore, we do not intend to comply with the above procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because we will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to seeking to complete an initial business combination, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

We will seek to have all third parties (including any vendors or other entities we engage) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account.

As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. In the event that a potential contracted party was to refuse to execute such a waiver, we will execute an agreement with that entity only if our management first determines that we would be unable to obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to execute such a waiver. Examples of instances where we may engage a third-party that refused to execute a waiver would be the engagement of a third-party consultant who cannot sign such an agreement due to regulatory restrictions, such as our independent public registered accounting firm, who are unable to sign due to independence requirements, or whose particular expertise or skills are believed by management to be superior to those of other consultants that would agree to execute a waiver or a situation in which management does not believe it would be able to find a provider of required services willing to provide the waiver. There is also no guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. The holders of our Founder Shares have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below $10.15 per public share, except as to any claims by a third party who executed a valid and enforceable agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. Our board of directors has evaluated the Insiders’ financial net worth and believes they will be able to satisfy any indemnification obligations that may arise. However, the Insiders may not be able to satisfy their indemnification obligations, as we have not required the Insiders to retain any assets to provide for their indemnification obligations, nor have we taken any further steps to ensure that they will be able to satisfy any indemnification obligations that arise. Moreover, the Insiders will not be liable to our public stockholders and instead will only have liability to us. As a result, if we liquidate, the per-share distribution from the trust account could be less than approximately $10.15 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount then held in the trust account, inclusive of any interest not previously released to us, (subject to our obligations under Delaware law to provide for claims of creditors as described below).

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than five business days to effectuate the redemption of our public shares. The Insiders have waived their rights to participate in any redemption with respect to their Founder Shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, the Insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and have agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us redeem their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per share redemption or redemption amount received by public stockholders may be less than $10.15.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Facilities

Chardan currently maintains its executive offices at 17 State Street, 21st Floor, New York, NY 10004. The Sponsor is making this space available to Chardan free of charge. Chardan considers its current office space adequate for its current operations.

Upon consummation of the Business Combination, the principal executive offices of Chardan will be those of Dragonfly.

Employees

Chardan currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Chardan’s matters but they intend to devote as much of their time as they deem necessary to its affairs until completion of the initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process Chardan is in. Chardan does not intend to have any full time employees prior to the consummation of its initial business combination.

Management, Directors and Executive Officers

Chardan’s current directors and executive officers are as follows:

Name	Position
Kerry Propper	Co-Founder and Director (Chairman)
Jonas Grossman	Co-Founder, Chief Executive Officer, President, Secretary, Treasurer and Director
Alex Weil	Chief Financial Officer and Director
Jonathan Biele	Director
Perry Boyle	Director
Roderick Hardamon	Director
Jory Des Jardins	Director
Hitesh Thakrar	Director
Todd Thomson	Director

Kerry Propper, 47, is our co-founder and has served as chairman of our board of directors since August 2021. Mr. Propper is a co-founder of Chardan and served as its chief executive officer and head of its investment bank from 2003 to 2015. He is a pioneer in the special purpose acquisition marketplace and has been an executive or senior advisor for six SPACs. Since 2015 Mr. Propper has been the chairman of Chardan’s board of directors and the co-founder and managing partner of ATW Partners, a growth-focused investment firm. Mr. Propper also sits on the board of 340Basics, Credit Sesame, PierianDx, and China Networks. Mr. Propper dedicates much of his time to philanthropy and is a founding member of Nadia’s Initiative. He also serves on the board of trustees of the International Crisis Group and sits on the executive boards of Keep A Child Alive, Voices of Rwanda and Yazda. Mr. Propper earned his B.A. in Economics and International Studies from Colby College. We believe Mr. Propper is qualified to serve on our board of directors because of his extensive industry and transaction expertise and wide network of relationships with industry participants.

Jonas Grossman, 48, is our co-founder and has been our Chief Executive Officer and a member of our board of directors since June 2020 and our President, Secretary, and Treasurer since July 2020. He is also a member of our audit committee. Since July 2020, Mr. Grossman has served as Chief Executive Officer and director of Chardan NexTech 1. Mr. Grossman was the Chief Executive Officer and President of Chardan Healthcare Acquisition 2 Corp., a SPAC, from April 2020 until its merger with Renovacor, Inc. (NYSE: RCOR) in September 2021. He is currently a director of Renovacor Inc. He was the Chief Executive Officer and President of Chardan Healthcare Acquisition Corp. from March 2018 until its merger in October 2019 with BiomX (NYSE: PHGE). Mr. Grossman is currently a director of BiomX. He was a co-founder and director for LifeSci Acquisition Corp., a SPAC from March 2020 until its merger with Vincera Pharma, Inc. (NASDAQ: VINC) in December of 2020. Since December 2020, Mr. Grossman has served as a director of Ventoux CCM. Since May 2021, Mr. Grossman has served as a director of CleanTech. Since September 2021, he has served as a director of Monterey Bio. He has served as Managing Partner and Head of Capital Markets for Chardan, a New York headquartered broker/dealer, since December 2003, and has additionally served as president of Chardan since September 2015. Since 2003, Mr. Grossman has overseen Chardan’s investment banking and capital markets activities and initiatives. He has extensive transactional experience having led or managed more than 500 transactions during his tenure at Chardan. Under Mr. Grossman’s leadership, Chardan has become one of the most notable underwriters, advisors, and sponsors of SPACs, having been in involved in 115 SPAC IPO transactions raising over $14.6 billion, serving as advisor to 29 SPAC transactions totaling over $11.4 billion in transaction value, and having sponsored or co-sponsored 14 SPAC transactions. Since December 2006, Mr. Grossman has served as a founding partner for Cornix Advisors, LLC, a New York based hedge fund. From 2001 until 2003, Mr. Grossman worked at Ramius Capital Group, LLC, a global multi-strategy hedge fund where he served as Vice President and Head Trader. Mr. Grossman served as a director for Ideanomics, Inc. (formerly China Broadband, Inc.) (NASDAQ: IDEX) from January 2008 until November 2010. Mr. Grossman is also the sole member of Sponsor and Holdings. He holds a B.A. in Economics from Cornell University and an M.B.A. from NYU’s Stern School of Business. Mr. Grossman has served on the board of directors for UNICEF since December 2016. We believe Mr. Grossman is qualified to serve on our board of directors because of his long-running capital markets experience as well as his previous company board positions.

Alex Weil, 50, has served as our Chief Financial Officer since April 2021 and a member of our board of directors since August 2021. Mr. Weil has served as chief financial officer of Chardan NexTech 1 since March 2021, and as a member of the board of directors since April 2021. Mr. Weil has served as managing director and co-head of fintech investment banking at Chardan, a New York headquartered broker/dealer, since March 2020 and as a director of Ventoux CCM since December 2020. From January 2018 to March 2020, he served as managing director and head of insurtech investment banking at SenaHill Securities, LLC, a New York headquartered broker/dealer. From January 2013 to September 2017, Mr. Weil was a director at PricewaterhouseCoopers Inc., a network of firms providing assurance, advisory and tax services. Prior to 2012, Mr. Weil held positions as a director at Lazard Middle Market, LLC, an executive director at UBS Securities LLC and a director at Citigroup Global Markets Inc. Mr. Weil holds a B.A. in Business Administration from the University of Colorado, Boulder. We believe Mr. Weil is qualified to serve on our board of directors because of his extensive capital markets and transaction management experience and network of relationships.

Jonathan C. “Jon” Biele, 52, has served as an independent member of our board of directors since August 2021. He is also a member of our compensation committee. In March 2022, Mr. Biele joined AB Bernstein a FINRA-regulated broker dealer as Global Head of Equity Capital Markets. In November 2020, Mr. Biele joined PREEM Inc., a vertical technology platform, as head of business and corporate development after a 28-year career in investment banking serving in a variety of leadership roles. Previously, Mr. Biele served as head of technology and services investment banking after rejuvenating the equity capital markets practice at SunTrust Robinson Humphrey, where he worked from July 2013 to February 2020. During his career, Mr. Biele focused on providing capital markets, strategic and tactical advice to companies, boards of directors, private equity and venture capitalists. In addition to his tenure at SunTrust Robinson Humphrey, Mr. Biele served as head of technology and services investment banking after rejuvenating the equity capital markets practice at SunTrust Robinson Humphrey, where he worked from July 2013 to February 2020. During his career, Mr. Biele focused on providing capital markets, strategic and tactical advice to companies, boards of directors, private equity and venture capitalists. In addition to his tenure at SunTrust Robinson Humphrey, Mr. Biele served as head of equity capital markets for Citadel Securities from 2010 to 2013, for Cowen and Co. from 2007 to 2010, and for Lazard Freres from 2005 to 2007, in addition to his contribution in a variety of capacities with the equity capital markets departments of Lehman Brothers, ABN Amro Rothschild, and UBS Securities. In these roles Mr. Biele originated and executed numerous public and private equity and debt financings and provided strategic advice. His vast experience in corporate finance and advisory spans across multiple sectors and asset classes both public and private. In addition to his professional activities, Mr. Biele completed a third term as a trustee of Burke Mountain Academy, a premier ski academy in the United States, in 2020 and remains the lead investor and advisor to the chief executive officer of inGamba Tours, a luxury cyclo-tourism business. Mr. Biele earned a B.A. in History in 1992 from St. Lawrence University. We believe that Mr. Biele’s vast experience in corporate finance and strategy, in addition to his vast network of relationships, is an extremely valuable contribution to our board of directors.

Perry Boyle, 58, has served as an independent member of our board of directors since August 2021. He is also a member of our audit committee. Mr. Boyle was with Point72 Asset Management, L.P. (“Point 72”), and Point 72 affiliates and predecessors from 2004 through his retirement in March 2020. He helped lead Point72’s launch as a registered investment advisor, raising over $6 billion in external capital. He originally joined S.A.C. Capital Advisors in 2004 as the firm’s first director of research. In January 2013 he became head of equities and, in January 2015, he became head of discretionary investing at Point72. From June 2016 through December 2017 he served as the president and chief investment officer of Stamford Harbor Capital, L.P., a company owned by businessman Steven A. Cohen. He returned to Point72 in January 2018. In his various leadership roles at the firm, Mr. Boyle managed the long/short and macro portfolios. He created and led the firm’s professional development programs, including P72 Academy and the LauchPoint Program, and helped drive the internationalization of the Point72, overseeing offices in London, Hong Kong, Tokyo and Singapore. Prior to joining S.A.C., Mr. Boyle was a founding partner of Thomas Weisel Partners from 2000 until 2004, and a managing director at Alex. Brown & Sons from 1992-2000. He began his career as an investment banker with Salomon Brothers Inc. Mr. Boyle is a member of the advisory board of the Center for a New American Security (CNAS), and a director of The US Friends of the International Institute for Strategic

Studies (IISS). He has agreed to serve on the board of directors of Chardan NexTech 1 upon the effectiveness of its registration statement. He was a 2018 and 2019 delegate from the IISS to the Shangri-La Dialogue in Singapore. He is a council member of the Hoover Institution and a Lionel Curtis member of Chatham House. Mr. Boyle currently serves as the Chairman of the BOMA Project, a poverty graduation program for women, youth, and displaced persons in sub-Saharan Africa. He is also the President of the Affordable Housing Coalition of Ketchum, an advocacy organization for workforce housing in Ketchum, Idaho. He received his B.A. in Economics from Stanford University, his M.B.A. from Dartmouth College and a M.A. from the Fletcher School of Law and Diplomacy at Tufts University. He has lectured on investing at Brown, Yale, Dartmouth, Columbia, Tufts, Harvard, Cambridge and the University of North Carolina, and delivered testimony to Congress on financial regulation. We believe Mr. Boyle is qualified to serve on our board of directors because of industry leadership and capital markets experience from research to fundraising.

Roderick Hardamon, 45, has served as an independent member of our board of directors since August 2021. He is a member of and chairs our audit committee. Mr. Hardamon has served as chief executive officer of URGE Imprint LLC, a boutique management consulting firm headquartered in Detroit, Michigan, and URGE Development Group, a real estate development firm headquartered in Detroit, Michigan, since May 2016. From July 1998 to March 2016, Mr. Hardamon held various positions at Citigroup, a leading global bank, finally serving as managing director and North American head of Citigroup’s alternative investor services business. From March 2016 to April 2016, Mr. Hardamon briefly served as a managing director at SS&C Technologies, a global provider of services and software for the financial services and healthcare industries. Mr. Hardamon graduated from Morehouse College with B.A.s in accounting and Philosophy in 1998. We believe Mr. Hardamon is qualified to serve on our board of directors because of his extensive experience in business innovation, mergers and acquisitions, and senior executive leadership.

Jory Des Jardins, 49, has served as an independent member of our board of directors since August 2021. She also is a member of and chairs our compensation committee. Ms. Des Jardins is the chief marketing officer of Countable, a community software as a service platform and serves as an advisor to The @ Company, where she previously served as chief marketing officer, as well as to AboveBoard, DigitalCultureWorks and The Juggl. She has also served as VC-in-Residence at the W Fund since July 2020. Ms. Des Jardins served as the head of global startup marketing at Amazon Web Services from July 2019 to May 2020. Before her time at Amazon Web Services, she served as the global head of community at ConsenSys from June 2018 to July 2019. Ms. Des Jardins served as consumer digital partner at Tribal Advisors from 2016 to 2018. In 2005, she co-founded BlogHer and served as the company’s president until its acquisition in November 2015, and she served as senior Vice President of global strategic alliances for her acquiring company, SheKnowsMedia from 2014 to 2016. Ms. Des Jardins graduated from the University of Illinois at Urbana-Champaign in 1993 where she studied history, literature, and psychology. We believe that Ms. Des Jardins is qualified to serve on our board of directors given her exposure to dozens of scaling startups as well as her experience with disruptive technology.

Hitesh Thakrar, has served as an independent member of our board of directors since August 2021. Mr. Thakrar is an experienced investor in the technology sector, having spent over 20 years investing in public equities in the life sciences, information technology and innovation sectors. Since 2015, he has been active in early-stage venture investing. Mr. Thakrar is currently a Venture Partner at Syncona Limited, a Wellcome Trust backed venture fund in life sciences, a position he has held since February 2016. Since December 2018, he has also served as a Governance Board Member of KQ Labs at the Francis Crick Institute, the United Kingdom’s national medical research institute. Since August 2020, he has been the main Board Trustee of the Alan Turing Institute which is the UK National Institute for Artificial Intelligence and Data Science research. He is the Chair of the Renumeration Committee and sits on the Audit and Risk Committee. Additionally, since November 2016, Mr. Thakrar has been the Chair of the Investment Committee for Newable Ventures, a pre-Series A fund focused on deep technology. He has also served as an advisor to UKRI’s Science and Technology Funding Council (“SFTC”), which helps early stage companies spin out from UK universities, since July 2020. He has previously served as a non-executive director for Desktop Genetics and Tropic Biosciences since 2015 and 2017 respectively, both of which specialize in the use of CRISPR technology in gene editing. Previously, Mr. Thakrar held the position of Portfolio Manager, Global Innovation Fund with the Abu Dhabi Investment Authority (“ADIA”), from 2009 until 2015. He has worked at several other public market institutions in global equity research and fund management including JP Morgan, Aviva Group, Dresdner Bank and New Star Asset Management. He has previously held the position of Innovation Fellow at the University of Cambridge, joined as a Trustee of the Royal National Orthopedic Hospital Charity in July 2020 and is a member of the Grants Committee and the Finance and Audit Committee. In January 2021, Mr. Thakrar was appointed Chair of the South London Health Innovation Network, a U.K. NHS-funded body to drive health innovation in the region. Mr. Thakrar has a degree in chemistry from Kings College, London, an MBA from Cranfield University and a CFA from the American Association of Investment Analysts. We believe Mr. Thakrar is qualified to serve as a member of our board of directors given his decades of technology investing and public company expertise.

Todd Thomson, 61, has served as an independent member of our board of directors since August 2021. He is also a member of our compensation committee. Mr. Thomson is currently the Chief Operating Officer and Chief Financial Officer of Kairos Ventures, an early-stage investment firm. He is an accomplished operating executive and entrepreneur, having served as Citigroup Chief Financial Officer for five years and as Chief Executive Officer of Citigroup’s nearly $10 billion global wealth management division for more than two years. Mr. Thomson is a leading practitioner on mergers and acquisitions and business strategy, having led the acquisition and strategy efforts for Citigroup and GE Capital, as well as serving as advisor to Fortune 500 firms while at Bain & Co., Booz Allen Hamilton, and Barents Group. He has extensive investing experience as Chief Executive Officer of Citigroup Alternative Investments, Chairman of the Citigroup Pension Investment Committee, Chairman of the Dynasty Investment Committee, and a member of the investment committees for the Davidson College and World Resources Institute endowments. Prior to joining Kairos Ventures, Mr. Thomson served as Co-founder and Chairman of Dynasty Financial Partners(“Dynasty”), a leading investment and technology platform for sophisticated independent advisors. Founded by Mr. Thomson and his colleagues in 2010, Dynasty serves nearly 50 registered investment advisor firms nationally, with over $60 billion under management. In addition to serving as Chairman, Todd served in several operating roles since Dynasty’s founding, including chairing the investment committee, serving as Chief Investment Officer, and designing and leading Dynasty Capital Strategies. Mr. Thomson has also agreed to serve on the board of Chardan NexTech 1, upon the effectiveness of its registration statement. We believe Mr. Thomson is qualified to serve on our board of directors because of his experience in public company corporate finance and early-stage investing.

Director Independence

So long as we obtain and maintain a listing for our securities on Nasdaq, a majority of our board of directors generally must be independent, subject to certain limited exceptions and phase-in period set forth under the rules of Nasdaq. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins, is an “independent director” as defined in the Nasdaq listing standards and applicable SEC rules. We expect a majority of our board of directors to be comprised of independent directors within 12 months from the date of listing to comply with the majority independent board requirement in Rule 5605(b) of the Nasdaq listing rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Meetings of the Board of Directors

The Chardan Board met two times in the fiscal year ended December 31, 2021.

Audit Committee

The audit committee of the board of directors consists of Messrs. Hardamon, Boyle and Grossman. Messrs. Hardamon and Boyle are each an independent director under the Nasdaq corporate governance standards. Mr. Hardamon is the Chairperson of the audit committee. The audit committee met three times in the fiscal year ended December 31, 2021. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;
●	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;
●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;
●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Financial Experts on Audit Committee

Pursuant to Nasdaq corporate governance standards, the audit committee will at all times be composed exclusively of “independent directors” who are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Hardamon qualifies as an “audit committee financial expert,” as defined under rules and regulations of Nasdaq and the SEC.

Compensation Committee

Our compensation committee of the board of directors consists of Ms. Jardins, Mr. Biele and Mr. Thomson, each of whom is an independent director under the Nasdaq corporate governance standards. Ms. Jardins is the Chairperson of the compensation committee. The compensation committee did not meet in the fiscal year ended December 31, 2021. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;
●	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;
●	reviewing on an annual basis our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;
●	if required, producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee, although we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. All of our independent directors will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605 of the Nasdaq rules, each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins is independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to our board of directors should follow the procedures set forth in our bylaws. However, prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics and our audit and compensation committee charters as exhibits to our Registration Statement. You may review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. There is no material litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and we and our officers and directors have not been subject to any such proceeding in the 12 months preceding the date of this registration statement.

Periodic Reporting and Audited Financial Statements

We have registered the offer and sale of our units, shares of common stock and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report contained financial statements audited and reported on by our independent registered public accountants.

We will provide audited financial statements of Dragonfly as part of any proxy solicitation sent to stockholders to assist them in assessing Dragonfly’s business. In all likelihood, the financial information included in the proxy solicitation materials will need to be prepared in accordance with U.S. GAAP or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. The financial statements may also be required to be prepared in accordance with U.S. GAAP for the Form 8-K announcing the closing of an initial business combination, which would need to be filed within four business days thereafter. We cannot assure you that Dragonfly will have the necessary financial information. To the extent that this requirement cannot be met, we may not be able to acquire Dragonfly.

We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act beginning with the fiscal year ending December 31, 2022. Dragonfly may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of Dragonfly to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following August 13, 2026, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior year’s second quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K promulgated by the SEC. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter.

CHARDAN’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company formed under the laws of the State of Delaware on June 23, 2020, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of the Chardan IPO and the sale of the private warrants, the proceeds of the sale of our securities in connection with our initial business combination (pursuant to forward purchase agreements or backstop agreements we may enter into following the consummation of the Chardan IPO or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Financial information included in this section are as of June 30, 2022 and for the year ended December 31, 2020 as in our December 31, 2021 Form 10-K filed with the SEC on March 29, 2022.

Recent Developments

Special Meeting to Amend Charter and Investment Management Trust Agreement

On August 5, 2022, Chardan held a special meeting (the “Special Meeting”), at which holders of 11,331,512 shares of common stock of Chardan, par value $0.0001 per share (“Chardan Common Stock”), were present in person or by proxy, representing approximately 71.66% of the voting power of the 15,812,500 shares of Chardan Common Stock issued and outstanding entitled to vote at the Special Meeting at the close of business on July 11, 2022, which was the record date (the “Record Date”) for the Special Meeting. Stockholders of record as of the close of business on the Record Date are referred to herein as “Stockholders”.

At the Special Meeting, the Stockholders approved the proposal to amend the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to provide the Company’s officers, directors, initial stockholders and Chardan NexTech 2 Warrant Holdings, LLC (collectively, the “Insiders”) the ability to extend the date by which the Company must complete a business combination up to three (3) times for an additional one (1) month each time (for a maximum of three (3) one-month extensions) upon the deposit into the trust account (the “Trust Account”) by the Insiders, their affiliates or designees of $200,000 upon five days’ advance notice prior to August 13, 2022 (or such other applicable deadline) (the “Extension,” and such proposal, the “Charter Amendment”). On July 29, 2022, to effectuate the Charter Amendment, the board of directors of the Company (the “Board”) approved and adopted the Second Amended and Restated Certificate of Incorporation of the Company (the “Second A&R Charter”).

In connection with the Charter Amendment, Stockholders elected to redeem 9,556,652 shares of Chardan Common Stock, representing approximately 60.44% of the issued and outstanding shares of Chardan Common Stock and 75.55% of the issued outstanding Chardan Common Stock sold in the IPO.

In addition, at the Special Meeting, the Stockholders approved the proposal to amend the Investment Management Trust Agreement, dated August 10, 2021 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Company (the “Trustee”) to authorize the Extension and its implementation by the Company (the “Trust Amendment Proposal”). On July 29, 2022, to effectuate the Trust Amendment Proposal, the Board approved and adopted Amendment No. 1 to the Investment Management Trust Agreement (the “Trust Agreement Amendment”).

Extension

In connection with the Extension, the Insiders notified the Company on August 8, 2022 of the Insiders’ intention to extend the date by which the Company must complete a business combination for an additional one (1) month by depositing $200,000 into the Trust Account.

Also in connection with the Extension, the Company and Chardan NexTech 2 Warrant Holdings, LLC (“CNTQ Warrant Holdings”) entered into a promissory note on August 11, 2022 (the “Extension Note”), whereby the Company agreed to pay $200,000 to CNTQ Warrant Holdings.

Accounting Standards Update

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We have adopted ASU 2020-06 effective January 1, 2021 using the full retrospective method of transition. We are currently assessing the impact, if any, that ASU 2020-06 would have on our financial position, results of operations or cash flows. The adoption of ASU 2020-06 did not have a material impact on the financial statements for the quarter ended June 30, 2022 or the fiscal year ended December 31, 2021.

Our management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities for the six months ended June 30, 2022 and for the period from June 23, 2020 (inception) through June 30, 2022 were organizational activities, those necessary to prepare for the Chardan IPO, described below, and, after the Chardan IPO, activities related to identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held after the Chardan IPO. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the six months ended June 30, 2022, we had a net loss of $570,333, which resulted from a net gain on marketable securities held in Trust Account in the amount of $173,416, which was partially offset by the change in fair value of warrant liabilities of $277,671, operating and formation costs of $416,078, and franchise tax expense of $50,000.

For the three months ended June 30, 2022, we had net income of $621,507, which resulted from a gain on change in the fair value of warrant liabilities of $1,156,965, and a net gain on investments held in Trust Account in the amount of $189,482, which was partially offset by operating and formation costs of $624,284, and franchise tax expense of $100,656.

For the three and six months ended June 30, 2021, we had a net loss of $834 which resulted entirely from formation and operating costs.

Liquidity and Capital Resources

As of June 30, 2022 and December 31, 2021, we had $349,716 and $799,808 in cash held outside of the Trust Account, respectively, and a working capital surplus of $263,247 and $998,187, respectively.

Our liquidity needs prior to the consummation of the Chardan IPO were satisfied through the proceeds of $25,000 from the sale of the Founder Shares, and a loan of up to $250,000 under an unsecured and non-interest bearing promissory note. Subsequent to the consummation of the Chardan IPO, our liquidity will be satisfied through the net proceeds from the private placement held outside of the Trust Account.

In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. As of June 30, 2022 and December 31, 2021, there were no amounts outstanding under any such loans.

For the six months ended June 30, 2022, net cash used in operating activities was $450,092, which was due to the change in fair value of warrants of $1,156,965, changes in operating assets and liabilities of $274,848, and net gain on investments in the Trust Account of $189,482, partially offset by our net income of $621,507.

For the six months ended June 30, 2022, net cash used in operating activities was $834, which was due to our net loss of $834.

There were no cash flows from financing activities for the six months ended June 30, 2022.

For the six months ended June 30, 2021, net cash used in financing activities was $7,239, which was due to offering costs paid of $157,239, partially offset by proceeds from promissory note - related party of $150,000.

There were no cash flows from financing activities for the six months ended June 30, 2022 and 2021.

On August 13, 2021, we consummated the Chardan IPO of 11,000,000 units, at $10.00 per unit, generating gross proceeds of $110,000,000. Each unit consisted of one public share and three-quarters of one public warrant. Each public warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share.

Simultaneously with the closing of the Chardan IPO, Chardan NexTech 2 Warrant Holdings LLC, a Delaware limited liability company and an affiliate of the Sponsor (“Holdings”), purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per warrant ($4,052,000 in the aggregate). Each private warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

On August 18, 2021, the underwriters fully exercised the over-allotment option and, purchased an additional 1,650,000 units at a purchase price of $10.00 per unit, generating gross proceeds of $16,500,000.

Simultaneously with the closing of the exercise of the over-allotment option, we consummated the sale of 266,402 private warrants at a purchase price of $0.93 per private warrant in a private placement to Holdings, generating gross proceeds of $247,500.

A portion of the proceeds from the private warrants was added to the proceeds from the Chardan IPO to be held in the trust account. If we do not complete our initial business combination by August 13, 2022 (or February 13, 2023, as applicable), the proceeds of the sale of the private warrants will be used to fund the redemption of the public shares (subject to the requirements of applicable law) and the private warrants and all underlying securities will be worthless. There will be no redemption rights or liquidating distributions from the trust account with respect to the private warrants.

We intend to use substantially all of the net proceeds from the Chardan IPO, including the funds held in the trust account, to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our share capital is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the trust account as well as any other net proceeds not expended will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees that we incur prior to the completion of our initial business combination, if the funds available to us outside of the trust account were insufficient to cover such expenses.

We do not believe we will need to raise additional funds following our Chardan IPO to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to consummate our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Off-Balance Sheet Financing Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2022 or December 31, 2021.

Contractual Obligations

As of June 30, 2022 and December 31, 2021, we did not have any long-term debt, capital or operating lease obligations. We entered into an administrative services agreement pursuant to which we will pay our Sponsor for office space and secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month.

Registration and Stockholder Rights Agreement

The holders of the Founder Shares and private warrants (and any shares of common stock issuable upon the exercise of the private warrants) are entitled to registration rights pursuant to a registration rights agreement dated as of August 10, 2021, by and between Chardan, the Sponsor, Holdings, and the other parties thereto. The holders of a majority of these securities are entitled to make up to two demands that Chardan register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private warrants (and underlying securities) can elect to exercise these registration rights at any time after Chardan consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to Registration Statements filed subsequent to the consummation of a business combination. Chardan will bear the expenses incurred in connection with the filing of any such Registration Statements.

Underwriting Agreement

We granted the underwriters a 45-day option to purchase up to 1,650,000 additional units to cover over-allotments at the Chardan IPO price, less the underwriting discounts and commissions. On August 18, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 1,650,000 units at an offering price of $10.00 per unit for an aggregate purchase price of $16,500,000. In addition, the underwriters were paid a cash underwriting discount of $500,000 upon the closing of the Chardan IPO.

Business Combination Marketing Agreement

We have engaged Chardan Capital Markets as an advisor in connection with the Business Combination to assist us in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities, assist us in obtaining stockholder approval for the Business Combination and assist us with press releases and public filings in connection with the Business Combination. We will pay Chardan Capital Markets a cash fee for such services upon the consummation of the initial Business Combination in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. As a result, Chardan Capital Markets will not be entitled to such fee unless we consummate the initial Business Combination. Mr. Grossman is the Chief Executive Officer of, and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking of, Chardan Capital Markets, an affiliate of the Sponsor. Mr. Grossman and Mr. Propper are also members of the board of directors of Chardan Capital Markets. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants will be recognized as a non-cash gain or loss on the statements of operations.

We account for the Private Warrants issued concurrently in connection with the Chardan IPO in accordance with ASC 815-40, under which the private warrants will not meet the criteria for equity classification and must be recorded as liabilities. As the private warrants meet the definition of a derivative as contemplated in ASC 815, the private warrants will be measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement (“ASC 820”), with changes in fair value recognized in the statements of operations in the period of change.

The public warrants are not precluded from equity classification, and are accounted for as such on the date of issuance, and each balance sheet date thereafter.

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2022 and December 31, 2021, 12,650,000 shares of common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet. Effective with the closing of the Chardan IPO, we recognized the accretion from the initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

We recognize changes in redemption value immediately as they occur and adjust the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per common share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period. We have not considered the effect of the warrants sold in the Chardan IPO and private placement to purchase an aggregate of 14,115,358 shares in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

INFORMATION ABOUT DRAGONFLY

The following discussion reflects the business and operations of Dragonfly prior to the Closing. Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Dragonfly and its subsidiaries prior to the Closing which will be the business and operations of New Dragonfly and its subsidiaries following the Closing.

Overview

Formed in 2012 and based in Reno, Nevada, we are a manufacturer of non-toxic deep cycle lithium-ion batteries that caters to customers in the recreational vehicle (“RV”), marine vessel and off-grid residence industries, with disruptive solid-state cell technology currently under development. We believe that green energy is more than just a trend. Our goal is to develop technology to deliver environmentally impactful solutions for energy storage to everyone globally. We believe that the innovative design of our lithium-ion batteries is ideally suited for the demands of modern customers who rely on consumer electronics, connected devices and smart appliances that require continuous, reliable electricity, regardless of location.

Our deep cycle lithium iron phosphate (“LFP”) batteries provide numerous advantages compared to incumbent products, such as lead-acid batteries. LFP batteries are non-toxic and environmentally friendly, do not rely on scarce or controversial metals and are a highly cost-effective storage solution. LFP batteries use lithium iron phosphate (LiFePO4) as the cathode material for lithium-ion cells rather than nickel or cobalt. Although the energy density of LFP batteries is lower, they have a longer cycle life and experience a slower rate of capacity loss. LFP is also intrinsically safer due to its thermal and chemical stability, meaning our LFP batteries are less flammable than alternative products. As we develop our proprietary solid-state cell technology, we believe our use of LFP will continue to provide significant advantages over the lithium-ion technology in development by other companies, which still incorporate less stable components in their chemistries (such as sulfide glasses, which are chemically unstable and form hydrogen sulfide when exposed to air).

We have a dual-brand strategy, Dragonfly Energy (“Dragonfly Energy”) and Battle Born Batteries (“Battle Born”). Battle Born branded products are primarily sold direct to consumers, while the Dragonfly Energy brand is primarily sold to original equipment manufacturers (“OEMs”). However, with the growing popularity and brand recognition of Battle Born, these batteries have become increasingly popular with our OEM customers. Based on the extensive research and optimization undertaken by our team, we have developed a line of products with features including a proprietary battery management system and an internal battery heating feature for cold temperatures, and we expect to launch our unique battery communication system during the first half of 2023. We currently source the LFP cells incorporated into our batteries from a limited number of carefully selected suppliers that can meet our demanding quality standards and with whom we have developed long-term relationships.

We began as an aftermarket-focused business initially targeting direct-to-consumer sales in the RV market. Since 2018, we have sold over 165,000 batteries. For the six months ended June 30, 2021 and 2022, we sold 37,226 and 41,976 batteries, respectively, and had $39.0 million and $39.9 million in net sales, respectively. For the years ended December 31, 2020 and 2021, we sold 51,434 and 74,652 batteries, respectively, and had $47.2 million and $78.0 million in sales, respectively. Over time, we have increased total sales through a combination of: increasing direct-to-consumer sales of batteries for RV applications; expanding into the marine vessels and off-grid storage markets with related direct-to-consumer sales; selling batteries to RV OEMs; increasing sales to distributors; and reselling accessories for battery systems. Our RV OEM customers currently include Keystone, who has agreed to fulfill certain of its LFP battery requirements exclusively through us for at least one year (with potential annual renewals), THOR, who has made a strategic investment in our business and with whom we intend to enter into a future, mutually agreed exclusive two-year North American distribution agreement (with potential annual renewals), Airstream, and REV, and we are in ongoing discussions with a number of additional RV OEMS to further increase adoption of our products.

We currently offer a line of batteries across our two brands, each differentiated by size, power and capacity, consisting of eight different models, four of which come with a heated option. The following chart highlights the key features of each of our models:

To supplement our battery offerings, we are also a reseller of accessories for battery systems. These include chargers, inverters, monitors, controllers and other system accessories from brands such as Victron Energy, Progressive Dynamics, Magnum Energy and Sterling Power.

Our battery packs are designed and assembled in-house in the United States. In April 2021, we opened our new 99,000 square foot facility, allowing us to increase our production capacity and giving us the ability to increase sales to existing customers and penetrate new markets. Our facility provides a streamlined, partially autonomous production process for our current batteries, which comprises module assembly and battery assembly, with the availability to expand the number of lines to handle increased volumes and the additional battery modules we intend to introduce in the near future. We plan to continue to expand our production capacity as needed and estimate that our current production facility will allow for over $500 million in manufacturing sales capacity once fully utilized.

We currently focus on three main end markets: RVs, marine vessels and off-grid storage and, in the medium- to longer-term, we plan on expanding into several new markets. Within our current markets, our aim is to replace incumbent lead-acid batteries. Our batteries are primarily designed to provide consumers with a long-lasting, highly efficient power source for powering appliances, consumer electronics and other smart devices located inside RVs, marine vessels or off-grid residences and, other than for certain smaller marine vessels, are not intended for propulsion. Our batteries are powertrain agnostic with the ability to operate on internal combustion engine vehicles or electric vehicles.

Our proven sales and marketing strategy has allowed us to penetrate our current end markets efficiently. We use a variety of methods to educate consumers on the benefits of LFP batteries and why they are a better investment compared to the legacy lead-acid batteries currently found in our target end markets today. We also have an extensive social media program, where we partner with content creators in our target markets to share with consumers the benefits of our products. Lastly, we participate in a variety of industry productions, including features on RV podcasts and TV shows, and attend sponsored industry events such as the Bassmaster Classic, RV rallies and boat shows.

In addition to our conventional LFP batteries, our experienced research and development team, headed by our co-founder and CEO, is currently developing the next generation of LFP solid-state cells. Running in parallel with our current business operations, to date we have fully self-funded our solid-state R&D efforts. Since our founding, we have been developing proprietary solid-state cell technology and manufacturing processes for which we have issued patents and pending patent applications, where appropriate. Solid-state lithium-ion technology eliminates the use of a liquid electrolyte, which addresses the residual heat and flammability issues arising from lithium-ion batteries. The unique competitive advantage of our solid-state battery cell is highlighted by our dry deposition technology, which completely displaces the need for toxic solvents in the manufacturing process and allows for the rapid and scalable production of solid-state cells having an intercalation anode, like graphite or silicon. Other solid-state technology companies are focused on a denser lithium metal anode, which tends to form icicle-like dendrites inside the cell and lacks the cyclability of an intercalation anode. Our design allows for a much safer, more efficient cell that we believe will be a key differentiator in the energy storage market. Additionally, our internal production of solid-state cells will streamline our supply chain, allowing us to vertically integrate our cells into our batteries, thereby lowering our production costs as a result of our proprietary cost-effective manufacturing processes.

As the world transitions towards greater clean energy use and energy storage, we will continue to deliver on our mission of developing innovative technology to make clean energy accessible and affordable for everyone globally. We will continue to focus on our core competencies of providing innovative technology, expanding our brand portfolio and providing affordable, sustainable and accessible energy, all while being designed and manufactured in the United States.

Industry Background

For decades, lead-acid batteries have been the dominant player in power and energy markets worldwide. Since the introduction of the absorbed glass mat (“AGM”) lead-acid battery in the mid-1970s, the technological advancements in lead-acid battery technology have been limited. LFP batteries have numerous advantages over the incumbent lead-acid batteries used in today’s markets:

●	Environmentally Friendly, Socially Responsible and Safer. Lead-acid batteries that are not recycled or disposed of properly are extremely toxic and can cause areas of poisonous groundwater and lead buildups, impacting both humans and the environment. Research by EcoMENA shows that a single lead-acid battery disposed of incorrectly into a municipal solid waste collection system could contaminate 25 tonnes of municipal solid waste and prevent recovery of organic resources due to high lead levels. Lithium-ion batteries, specifically LFP batteries, have no toxic elements and are 100% environmentally friendly. LFP batteries also do not rely on controversial elements such as cobalt as part of their chemistry. Compared to lead-acid batteries, there is no concern of “off-gassing,” or the emission of noxious gases, for lithium-ion batteries, and therefore no need to take into consideration required ventilation or off-gas related fire risk when installing or recharging our LFP batteries.
●	Longer Lifespan. Lithium-ion batteries have longer lifecycles compared to lead-acid batteries. LFP batteries are able to cycle (i.e., discharge and charge) 3,000 to 5,000 times before hitting the 80% capacity mark. Comparatively, lead-acid batteries degrade quickly, only cycling 300-500 times before hitting 50% of their original capacity. Our third-party validated internal research suggests that if a typical AGM lead-acid battery and our LFP battery were cycled once every day, the AGM battery and our LFP battery would have a respective lifespan of 1.98 years and 19.18 years before reaching 80% depth of discharge (i.e., 80% of our battery would have been discharged relative to the overall capacity of the battery in that lifespan). In many storage applications, lithium-ion batteries have a lifespan exceeding the lifetime of the project with very limited maintenance requirements, compared to lead-acid batteries, which have a one- to two-year useful life in most applications.
●	Power and Performance. As new technologies evolve and people consume more electricity, the importance of battery power and performance increases. Compared to lead-acid batteries, lithium-ion batteries can discharge power at a higher voltage and more consistently through the discharge cycle (i.e., until they are 100% discharged) while utilizing a smaller physical space and weighing less. In addition, unlike lead-acid batteries, lithium-ion batteries can be discharged below 50% capacity without causing irreparable harm to the battery. Lithium-ion batteries also provide the same energy capacity with one-fifth the weight of a standard lead-acid battery. Lithium-ion batteries are also significantly more reliable and efficient, especially in cold temperatures, allowing for year-round all-climate usage.
●	Charging. Lead-acid batteries were the first rechargeable batteries on the market. However, due to new advancements in energy density (i.e., the amount of energy stored by mass volume) and charge/discharge rates, lithium-ion batteries now significantly outperform traditional lead-acid batteries. LFP batteries currently charge five times faster than their lead-acid counterparts, with even faster charging rates expected for the next generation of lithium-ion cells. With the appropriate battery management system, lithium-ion batteries can be charged in cold temperatures, something lead-acid batteries are unable to do, resulting in two to three times more power delivered.
●	Maintenance-Free. LFP batteries provide the benefit of being a maintenance-free option compared to lead-acid batteries. Unlike lead-acid batteries which have no battery management system to regulate current flow and charging rates, all our LFP battery packs include a proprietary battery management system that regulates current and provides temperature, short circuit and cold charging protection. Our LFP batteries also do not require cleaning or water, eliminating the need for periodic maintenance found in today’s lead-acid batteries. While our LFP batteries are generally designed to replace and physically fit into racks made for existing lead-acid batteries, our batteries can be installed in any position and without the need for venting.

End Markets

Current Markets

According to a Frost and Sullivan report commissioned by us (“Frost & Sullivan”), the total addressable market (“TAM”) of our three current end markets is estimated to be approximately $12 billion by 2025.

●	Recreational Vehicles. The growth of the RV market is expected to continue to drive demand for LFP storage batteries. According to the RV Industry Association (“RVIA”), there are over 11 million RVs on the road in America and 9.6 million households intend to purchase an RV within the next five years. RV interiors are becoming more modern as customers adopt the full-time RV lifestyle, with additional appliances and electronics being installed, increasing the need for reliable power. According to the RVIA and THOR Industries, North American RV shipments have had an estimated 10-year compound annual growth rate (“CAGR”) of 6.8% from 2012 to 2022, with RV shipments estimated to be over 549,900 in 2022. The need for greater power and power storage capabilities to power interiors is driving a shift towards the use of LFP batteries. Incumbent lead-acid batteries are heavy, take up a lot of space, have inefficient power discharge and require ventilation. Our solution addresses all of these problems by allowing for shorter charge times, weighing one-fifth of a standard lead-acid battery, providing a reliable and consistent source of power and being maintenance-free. Our market focus has traditionally been on motorized RVs (i.e., driveable RVs). OEMs have begun to introduce batteries into towable units (i.e., RVs that require another vehicle to drive them), which will create a new potential subsector in the RV market for LFP batteries. According to the RVIA’s 2021 RV Market Report, approximately 91% of wholesale RV units shipped in 2021 were towable units, representing a significant opportunity for LFP batteries.
●	Marine Vessels. As boating becomes more popular in North America, the need for a reliable, non-flammable energy storage system is becoming increasingly apparent. According to the 2020 Recreational Boating Statistics and the 2020 National Recreational Boating Safety Survey, in 2018 over 84 million Americans participated in some form of boating activity, with a total of over 11.8 million boats on the water as of 2020, of which 93% are power boats. We believe that the marine vessel market will grow to approximately $8 billion by 2025. Similar to the RV market, customers are becoming more technologically advanced and are adding more electronics to their vessels, in turn driving demand for larger and more reliable energy storage, such as LFP batteries. Tightening marina regulations are also driving the need for electric docking motors on more vessels and increasing the focus on safety, which LFP batteries are well-suited to address.
●	Off-Grid Residences. Many people are turning to off-grid housing and, as individuals and governments become more conscious of their carbon footprint, a shift towards renewable energy sources for off-grid housing will be increasingly popular. Solar installations continue to see an increase globally, with global PV installations projected to rise from 144 GW (DC) in 2020 to 334 GW (DC) in 2030 according to BloombergNEF. According to the Solar Energy Industries Association (“SEIA”), approximately 11% of solar installations in 2021 were supplemented with a battery system for efficient storing of excess energy generated during daylight hours. However, the number of new behind-the-meter solar systems with supporting battery systems is projected to rise to over 29% by 2025. LFP batteries are able to solve the weakest part of renewable energy adoption, which is the lack of consistent, reliable and efficient energy storage that is safer than alternative energy storage options currently on the market. As this shift towards clean energy becomes more prominent and cost-effective, the LFP battery market will be able to penetrate the largely untapped off-grid markets.

Addressable Markets

Our addressable markets are areas with significant growth potential that we will be positioned to penetrate as customers turn towards LFP and other lithium-ion batteries as replacements for traditional lead-acid batteries. As these medium- and long-term markets mature, we intend to deploy our solid-state technology, once developed, while concurrently continuing to further displace the incumbent lead-acid technology. According to Frost & Sullivan, our TAM is estimated to be $85 billion by 2025.

●	Industrial / Material Handlings / Work Truck. The industrial vehicle market includes work trucks, material handling and warehousing equipment and compact construction equipment. As industrial vehicles increase in terms of automation and incorporate more onboard tools, the need for a long-lasting, reliable and environmentally friendly energy source grows. The continuous growth of e-commerce is increasing the demand for warehousing and automated equipment. According to material handling equipment manufacturer Hyster-Yale Materials Handling, in 2021 the global market volume in units for lift trucks was approximately 2.3 million, most of which were powered by traditional lead-acid batteries, presenting a large retrofitting opportunity for LFP batteries.
●	Specialty Vehicles. According to Mordor Intelligence, as of 2019, approximately 40% of the specialty vehicle market in the United States consists of medical and healthcare vehicles and approximately 30% consists of law enforcement and public safety vehicles. The market for emergency vehicles has grown as the baby boomer generation continues to age, and there has been increased demand for electrified devices and equipment on board these emergency vehicles. Our LFP batteries are well-suited to capture this market as they offer a more reliable power source with longer lifecycles compared to lead-acid batteries. In addition, LFP batteries are safer, lighter and modular, allowing for more tools to be stored on-board emergency vehicles without sacrificing the performance of the battery system.
●	Emergency and Standby Power. Demand for reliable emergency and standby power sources is expected to continue to drive demand for effective power storage for residential, commercial and industrial uses. Power outages in the United States cost an estimated $150 billion per year, according to the Department of Energy, increasing the demand for uninterrupted power sources. The need for reliable emergency and standby power exists in both hazardous and non-hazardous environments and is particularly acute in areas where the existing grid service is subject to intermittencies or is otherwise inefficient (including as a result high peak electricity usage, grid and related equipment age or severe weather and other environmental factors). LFP batteries are able to offset grid-related intermittencies and inefficiencies and assist in providing grid stabilization. Importantly, LFP batteries achieve these benefits in a clean, reliable and safe manner by supplanting or reducing the use of fossil fuel backup generators.
●	Telecom. Demand for mobile data continues to increase and network providers are investing heavily in 5G networks, particularly in unserved and underserved regions, to support this demand. According to the CTIA’s 2021 annual survey, there were 417,215 cell sites in the United States in 2020. Batteries provide backup power to these sites when external power is interrupted. While lead-acid batteries are commonly used as backup batteries today, the compact nature of lithium-ion batteries, together with the fact that they are safer and more environmentally friendly, make them ideal alternatives as new wireless sites are built and the older wireless sites require upgrades. LFP batteries are maintenance free and have a longer lifespan, allowing for a more efficient and reliable power source for large wireless sites. The ability to monitor the battery systems remotely enables telecom operators to reduce onsite maintenance checks, thereby reducing overall operational costs while ensuring network uptime.
●	Rail. Rail transportation is a large potential market, with an estimated market size of $98.6 billion in 2022, according to IBISWorld. Many railroad operators have invested in infrastructure and equipment upgrades in recent years, in an attempt to boost capacity and productivity. As noted in a study conducted by the International Energy Analysis Department and the Lawrence Berkeley National Laboratory, a shift from fossil fuel-based rail cars to emission-free power sources will greatly affect the economic and environmental impact from the rail industry. Two suggested pathways from this study were (1) electrifying railway tracks and using emission-free electricity which requires significant storage combined with renewable electricity on the grid, and (2) adding battery storage cars to diesel-electric trains.Abattery-electric rail sector would provide more than 200GWh of modular and mobile storage,which could in turn provide grid services and improve the resilience of the power system.
●	Data Centers. Data centers have seen strong growth in recent years, with over 2,750 data centers in the United States as of January 2022 according to Statista. Constant technological advancements and larger amounts of data generated and stored by companies for increasingly longer periods of time are driving growth in the importance, and the amount, of physical space dedicated to data centers. As software companies, such as Google and Oracle, continue to develop new technologies, such as artificial intelligence, data centers where the computer and storage functions are co-located also continue to grow. As the industry seeks to cut operating costs, become more efficient and minimize dedicated physical space, we expect there to be a shift towards light, compact lithium-ion batteries that can reduce overall costs and provide a reliable power supply without sacrificing performance. Lithium-ion batteries are designed to operate in environments with higher ambient temperatures than incumbent energy storage methods (such as lead-acid batteries). This ability for lithium-ion batteries to withstand and operate at higher temperatures can also reduce cooling costs.

●	On-grid Storage. On-grid energy storage is used on a large-scale platform within an electrical power grid in conjunction with variable renewable energy sources such as solar and wind projects. These storage units (including large-scale stationary batteries) store energy when electricity is plentiful, and discharge energy at peak times when electricity is scarce. Because of the low cost of fossil fuels, the adoption of large-scale batteries has been slow. However, according to the U.S. Energy Information Administration 2021 report on battery storage in the United States, lithium-ion battery installations in large-scale storage grew from less than 50 MWh of energy capacity annual additions in 2010 to approximately 400 MWh in 2019. As lithium-ion battery production scales, the related cost of storage for all lithium-ion batteries will decline and the cost of renewable energy (including associated storage costs) is expected to approach $0.05 per kWh, which is the amount required to be cost competitive with the price of power from the electrical grid. We believe our ability to cost-effectively develop and manufacture LFP solid-state batteries will position renewable energy projects deploying these batteries to reach “grid parity” sooner.

Our Competitive Strengths

We believe that we possess the largest share in the markets we operate in, due to our following business strengths, which distinguish us in this competitive landscape and position us to capitalize on the anticipated continued growth in the energy storage market:

●	Premier Lithium-Ion Battery Technology. Each of our innovative batteries features custom designed components to enhance power and performance in any application or setting. Our batteries feature LFP chemistry that is environmentally friendly, does not heat up or swell when charging or discharging, and generates more power in less physical space than competing lead-acid batteries. Unlike our competitors, our internal heating technology keeps our batteries within optimal internal conditions without drawing unnecessary energy and sustaining minimal energy drain. To protect our products, our batteries possess a proprietary battery management system that shuts off the ability to charge at 24 degrees Fahrenheit and stops drawing power from the battery at -4 degrees Fahrenheit. This technology increases performance in cold weather conditions while possessing a unique heating solution that does not require an external energy source.
●	Extensive, Growing Patent Portfolio. We have developed and filed patent applications on commercially relevant aspects of our business including chemical compositions systems and production processes. To date, we have possessed 24 issued patents, with an additional 20 patent applications pending, in the United States, China, Europe, Australia, Canada and other regions.
●	Proven Go-To-Market Strategy. We have successfully established a direct-to-consumer platform and have developed strong working relationships with major RV OEMs, custom designing products for new and existing applications as evidenced by 16 consecutive quarters of profitability, which we measure by positive EBITDA. We see opportunities to continue to leverage our success in the aftermarket to expand our relationships to other leading OEMs and distributors while further enhancing our direct-to-consumer offerings. Extensive informational videos and exceptional customer service provide sales, technical and hands-on service support to facilitate consumer transition from traditional lead-acid or incumbent lithium-ion batteries to our products.
●	Established Customer Base with Brand Recognition. We have a growing customer base of approximately 13,500 customers featuring OEMs, distributors, upfitters and end consumers across diverse end markets and applications including RV, marine vessels and off-grid residences. Customer demand and brand recognition of Battle Born batteries from an aftermarket sales perspective have helped drive significant adoption from RV OEMs (with a CAGR of over 180% since 2018) with visibility for future growth through further expansion of our existing relationships.
●	High Quality Manufacturing Process. Unlike competitors that outsource their manufacturing processes, our batteries are designed, assembled and tested in the United States, ensuring that our manufacturing process is thoroughly tested and our batteries are of the highest quality.
●	Drop-in Replacement. Our battery modules are largely designed to be “drop-in replacements” for traditional lead-acid batteries, which means that they are designed to fit standard RV or marine vessel configurations without any adjustments. Our target applications are powering devices and appliances in larger vehicles and low speed industrial vehicles. We offer a full line of compatible components and accessories to simplify the replacement process and provide consumers with customer service to ensure a seamless transition to our significantly safer and environmentally friendly battery. Over their lifetime, our batteries are significantly cheaper from both an absolute cost and a cost per energy perspective. These lifetime costs, at current costs and capacity, will naturally drop as we continue to take advantage of economies of scale.

Our Growth Strategy

We intend to leverage our competitive strengths, technology leadership and market share position to pursue our growth strategy through the following:

●	Expand Product Offerings. In the short-term, our aim is to further diversify our product offerings to give consumers, as well as RV OEMs and distributors, more options for additional applications. This will be accelerated by the expansion of our production capacity in our new manufacturing facility. We intend to launch and scale production of additional 12 voltage and 24 voltage batteries and introduce 48 voltage batteries, which we believe will extend our market reach in each of our targeted end markets. We believe the natural evolution of our product offering is to become a system integrator for solar and other energy solutions.
●	Expand End Markets. We have identified additional end markets that we believe in the medium- to longer-term will increasingly look to alternative energy solutions, such as LFP batteries. Markets, such as standby power, industrial vehicles, specialty vehicles and utility-grade storage, are in the early stages of adoption of lithium-ion batteries (including LFP batteries), and we aim to be at the forefront of this movement by continuing to develop and produce products with these end users in mind.
●	Commercialize Solid-State Technology. We believe solid-state technology presents a significant advantage to all products currently on the market, with the potential to be lighter, smaller, safer and cheaper. Once we have optimized the chemistry of our LFP solid-state batteries to enhance conductivity and power, we intend to use our first solid-state cells in our Battle Born batteries, after which we will scale up for mass production of separate solid-state batteries for various applications and use cases.

Our Products and Technology

Chemistry Comparison

Lead-acid batteries were the first form of rechargeable battery to be developed and modified across different platforms for a variety of uses, from powering small electronics to use for energy storage in back-up power supplies in cell phone towers. Since the development in the 1970s of AGM lead-acid batteries, a form of sealed lead-acid battery that enables operation in any position, there has been limited innovation in lead-acid battery technology. The push to develop longer-lasting, lower-cost, more environmentally-friendly and faster-charging batteries has led to the development of lithium-ion batteries and, within the lithium-ion battery market, different chemistries.

There are several dominant battery chemistries in the lithium-ion market that can be used for different purposes. Two widely adopted chemistries found in the market today are nickel manganese cobalt (“NMC”), and nickel cobalt aluminum (“NCA”). The higher energy density and shorter cycle life found in NMC and NCA batteries are suitable for markets where fast charging and high energy density are required, such as electric vehicle powertrains and consumer electronics. LFP batteries are best suited for energy storage markets where long life and affordability are paramount, such as RV, marine vessel, off-grid storage, onboard tools, material handling, utility-grade storage, telecom, rail and data center markets.

NMC batteries are highly dependent on two metals that present significant constraints — nickel, which is facing an industry-wide shortage, and cobalt, a large percentage of which comes from conflict-ridden countries. According to an article by McKinsey & Company titled “Lithium and Cobalt: A tale of two commodities”, global forecasts for cobalt show supply shortages arising as early as 2022, slowing down NMC battery growth. Both of these elements are also subject to commodity price fluctuations, making NMC and NCA batteries less cost-effective than LFP batteries. LFP batteries do not contain these elements and materials can be sourced domestically, and are therefore not subject to these shortages, geopolitical concerns or commodity price fluctuations. In fact, LFP batteries have no toxic elements, offering a much safer environmental alternative. The temperature threshold for thermal runaway (i.e., lithium-ion battery overheating that can result in an internal chemical reaction) is roughly 700 degrees Fahrenheit for LFP batteries, compared to 350 degrees Fahrenheit for NMC and NCA batteries, making LFP batteries less flammable and safer.

LFP batteries have a useful life of approximately 10 to 15 years compared to one to two years for lead-acid batteries, and typically charge up to five times faster. LFP batteries are also not constrained by weight (having the same energy capacity at one-fifth of the weight) or temperature (having the ability to generate power even in low temperatures and to not swell or heat up when charging or discharging) and are generally maintenance free.

In the electric vehicle market, the race to provide the highest energy density facilitating frequent, rapid acceleration, greatest range and fastest charging battery — all while competing on cost — is where many new battery companies are prioritizing their efforts. Success in the electric vehicle market requires use of chemistries capable of optimization to these requirements. In our targeted stationary storage markets, the ideal solution requires a safe, long-lasting battery in terms of discharge/charge cycles with a focus on providing a steady power stream. LFP batteries are better suited for the stationary storage market compared to NMC and NCA batteries, as LFP batteries are safer and have a significantly longer life cycle making them more cost-effective. The market for utility grade storage, particularly for clean energy projects, and the related adoption of lithium-ion batteries (including LFP batteries) is expected to increase as the fully-loaded cost of energy (production and storage) approaches cost parity with inexpensive fossil fuel energy provided through the electric grid. Compared to NMC and NCA batteries, LFP batteries are at or much closer to grid parity.

Solid-State Cells

LFP batteries are not without their disadvantages. While less flammable than other chemistries, the existence of a flammable liquid electrolyte still poses safety risks. Like all liquid-based lithium-ion batteries, LFP batteries have a tendency to produce solid lithium dendrites, icicle-like formations which can pierce the physical separators in LFP batteries, which are necessary in LFP batteries to separate the positively charged liquid electrolyte from the negatively charged liquid electrolyte, and which, over time, will degrade the performance of LFP batteries and potentially result in fire-related risks. The next phase in the development of lithium-ion batteries is solid-state cell development, which contains a solid, rather than a liquid, electrolyte, eliminating many of the current disadvantages to LFP batteries while increasing the safety of the battery cells. We believe that the development of our solid-state technology will provide us with a unique competitive advantage.

Compared to current lithium-ion technology, where lithium-ions cross a liquid electrolyte barrier between a battery’s anode (negative electrode) and cathode (positive electrode), solid-state batteries aim to use a solid electrolyte to regulate the lithium-ions. As a battery charges and discharges, an electrochemical reaction occurs creating a flow of electrical energy between the cathode, electrolyte and anode as the electrodes lose and reacquire electrons. In addition to the use of non-toxic electrode components, the removal of a liquid electrolyte will eliminate the risk of fire, making solid-state cells inherently safe. The move to a non-liquid electrolyte also means that solid-state batteries will be, on average, smaller and lighter than existing lithium-ion batteries. The process for manufacturing our solid-state cells is described below under “— Research and Development”.

Our Products

We currently offer non-toxic deep cycle LFP batteries for use in the RV, marine vessel and off-grid storage markets. We believe that the innovative design of our LFP batteries is ideally suited for the demands of modern customers who rely on consumer electronics, connected devices and smart appliances that require continuous, reliable electricity. We also offer chargers and other accessories either individually or as part of bundled packages.

For the six months ended June 30, 2021 and 2022 we sold 37,226 and 41,976 batteries, respectively, and had $39.0 million and $39.9 million in sales, respectively. Net income for the six months ended June 30, 2021 was $4.2 million and net loss for the six months ended June 30, 2022 was $3.8 million, respectively, and Adjusted EBITDA was $5.0 million and $(0.4) million, respectively. For the years ended December 31, 2020 and 2021 we sold 51,434 and 74,652 batteries, respectively, and had $47.2 million and $78.0 million in sales, respectively. Net income for the years ended December 31, 2020 and 2021 was $6.9 million and $4.3 million, respectively, and Adjusted EBITDA was $9.4 million and $8.7 million, respectively. For a reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, information on why we consider Adjusted EBITDA useful and a discussion of the material risks and limitations of this measure, please see the section entitled, “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

Our core products are LFP battery modules with a built-in battery management system offered under our two brand names: Dragonfly Energy, which sells only to OEMs, and Battle Born Batteries, which sells direct to consumers and increasingly to OEMs. We currently offer eight LFP battery models across our two brands, each differentiated by size, power and capacity:

Each battery model is capable of being discharged to a 100% depth of discharge and takes approximately five hours to charge to full capacity, which is five times faster than a traditional lead-acid battery. Each module is designed to last between 3,000 and 5,000 cycles, at which point the battery still holds 75% to 80% of its energy capacity. This equates to approximately 10 to 15 years of use (under typical conditions), which is why each battery comes with an industry-leading 10-year full replacement manufacturers’ defect warranty. Our battery modules are largely designed to be “drop-in replacements” for traditional lead-acid batteries, which means that they are designed to fit standard RV or marine vessel configurations without any adjustments. Our LFP batteries are versatile and designed to be compatible not just with standard chargers, but also with wind and solar power systems, and to be modular, and can be combined in series or in parallel depending on customer needs.

We also offer certain of our battery models as an internally heated battery, which utilizes our proprietary technology to maintain optimal internal settings in cold weather conditions, allowing customers to charge the battery even in low temperatures. The unique heating technology does not require an external energy source and the self-regulating internal heater is only activated when needed, minimizing energy drain and extending the useful life of the battery. Unlike traditional batteries, our batteries are maintenance free and do not require cleaning, adding of water or venting for “off gassing”.

In addition to our core battery products, we offer customers a number of adjacent products and accessories manufactured by third parties. We offer a range of charging components that are designed for every application: inverter chargers (which allow users to recharge a DC battery bank with AC power and also turn DC battery power into AC power), converter chargers (which allow users to charge from an AC power source) and solar charge controllers (which manage power transfer from solar arrays to battery banks).

We also offer customers a full suite of accessories and components to facilitate the installation of our products. These include plugs, fuses, cables, adapters, sensors and interfaces pictured below.

We offer specially designed bundled packages of battery modules and accessories tailored to specific applications for both RVs, marine vessels and off-grid residences, ranging in price from $675 to over $19,000, as shown below.

With our batteries being designed and assembled exclusively in-house, we are able to guarantee that we deliver high-quality batteries to customers. We test our products to ensure they meet federal and local governmental regulations for both performance and safety. Our testing and compliance with required standards and measurements are validated by a third-party lab, which includes UL Standard 2054, IEC 62133 and the UN 38.3 shipping certification.

Battery Management System

Our proprietary battery management system is designed, developed and tested in-house. It offers a complete solution for monitoring and controlling our complex battery systems and is designed to protect battery cells from damage in various scenarios. We believe our battery management system is industry-leading for a number of reasons:

●	it enables batteries to draw power between -4 degrees Fahrenheit and 135 degrees Fahrenheit, and is designed to cut off charging at 24 degrees Fahrenheit to protect cells;
●	it actively monitors the rate of change of currents to detect and prevent short circuiting, and also protects against potential ground faults;
●	it allows for up to an average of 300 amps continuously, 500 amp surges for 30 seconds, and momentary, half second maximum capacity surges;
●	it enables batteries to recharge even if completely drained;
●	it utilizes larger resistors to ensure balanced loads to improve performance and extend useful life; and
●	it facilitates scalability by enabling batteries to be combined in parallel and in series.

Battery Communication System

We have developed a battery hub communication system, for which a U.S. non-provisional patent application and an international PCT patent application have been filed, to be used with Dragonfly Energy OEM systems and Battle Born batteries and bundles. This communication system will enable end customers to monitor each battery in real time, providing information on energy input and output and current or voltage imbalances. The communication system will be able to communicate with up to 24 batteries in a bank at one time and aggregate the data received from these batteries into a central system such as a phone or tablet. We expect to begin offering this hub to customers as an adjacent component and in our product bundles during the first half of 2023.

Product Pipeline

Beyond our current battery modules, we have several LFP products in development that will enable us to access additional end markets.

●	New Products. Our current offerings feature battery products that serve the RV, marine vessel and off-grid markets. Although manufacturing operations were previously capacity constrained the expansion into our new manufacturing facility will allow us to add production capacity and increase product offerings and scale based on demand.
●	The majority of our current batteries are 12 voltage batteries, which provide 85 amp hours of power and are an affordable solution to customers utilizing smaller or lower power applications. The smaller stature and drop-in replacement nature of these batteries have made these popular within the RV and marine vessel markets. Through the expansion of our 12 voltage battery product offerings, we will be able to penetrate further into additional applications including towable RVs, truck campers and trolling motors for small boats.
●	We also offer 24 voltage batteries, ranging from 125 to 175 amp hours, and plan to further expand our 24 voltage battery offerings to provide additional drop-in replacements for AGM batteries. A single 24 voltage battery is more efficient than two 12 voltage batteries due to the ability to power directly from the source without sacrificing power through cables and connectors. This attractive power source is ideal for off-grid housing, telecommunication, solar, marine and motorized home markets, providing enhanced power to larger scale applications. A vast majority of telecommunication cell sites utilize 24 voltage batteries, greatly expanding our addressable market.
●	We intend to offer 48 voltage batteries that will range from an anticipated 60 to 85 amp hours. The 48 voltage batteries provide further efficiency gains with higher voltage. These higher voltage batteries are currently more suitable for luxury mobile homes, larger off-grid uses, and high-end marine applications. We aim to further expand our 48 voltage batteries’ end market exposure into other highly attractive industries including standby power for data center and utility grade energy storage.
●	System Integrator. A natural evolution of our business is to offer customers a system integration solution providing more efficient power solutions at a cost-effective price point. We currently offer direct parts, accessories, chargers and bundles to customers under the Battle Born Energy and Battle Born Solar brands to help establish our products as part of new green energy and solar power solutions. We have an in-house expert customer service team that assists customers in fully integrating their applications to our technologies for a seamless transition. Through our evolving technology and the customized architecture and application of our products, we are able to offer customers a seamless transition to creating a centralized coordinated system.

Research and Development

Our research and development is primarily focused on the advanced manufacturing of solid-state lithium-ion batteries using an LFP catholyte, a solid electrolyte and an intercalation-based anolyte (intercalation being the reversible inclusion of a molecule or ion into layered solids). We believe that solid-state batteries present a significant advantage to all products currently on the market, with the potential to be lighter, smaller, safer and cheaper. Since our founding, our research team, led by our co-founder and CEO, has been developing solid-state cell manufacturing technology and we aim to be a fully vertically integrated solid-state battery manufacturer. We have successfully tested and are currently in the process of optimizing the composite materials that comprise the cathode, anode and electrolyte of the all-solid-state battery. In addition, we are one of the only companies to focus on a true solid-state chemistry that conducts lithium with sufficiently high conductivity and cycles lithium phosphate against graphite with positive results, and are in the process of testing more complicated layered electrolyte compositions to maximize our cycling and power results. Our aim is to begin producing solid-state pouch cells from a pilot production line during 2022.

Compared to current lithium-ion technology, where lithium-ions cross a liquid electrolyte barrier between a battery’s anode (negative electrode) and cathode (positive electrode), solid-state batteries aim to use a solid electrolyte to regulate the lithium-ions. Our solid-state batteries are designed to be multilayered pouch cells comprised of highly integrated layers of catholyte, electrolyte and anolyte contained within industry standard aluminum foil at the cathode and industry standard copper or nickel foil at the anode, which are then combined into larger battery packs. An illustrative solid state cell is shown below.

We have developed proprietary processes, systems and materials that are protected by issued patents and pending patent applications that we believe place us at the forefront of solid-state storage-focused battery technology. Our cells utilize a layered electrolyte design, which increases stability by forming a stable solid electrolyte interface at both electrodes. Rather than requiring a solid-state separator, we have designed a patent-pending spray drying process that encapsulates each grain of cathode (LFP) or anode (graphite) with a solid electrolyte, which completely integrates the solid-state component, creating higher interface density and, therefore, more effective connectivity. In addition, our cathodes and anodes do not require any liquid component, making this truly solid-state. In lieu of lithium metal, our cathode component incorporates an intercalation material, such as graphite or silicon. This mitigates the risk of forming lithium dendrites, which degrades cell performance and could potentially cause an internal short circuit.

The utilization of our innovative, completely dry powder deposition technology in our manufacturing process is expected to result in faster manufacturing times with lower upfront capital costs due to the elimination of expensive dryers and vacuum ovens. We believe this will allow our production process to shift from batch production and convert to continuous production faster than our competitors. Our spray powder coating application is highly automated, allowing us to utilize less space and fix overhead costs while increasing the precision of our products and manufacturing capacity of the facility. Our manufacturing process is modular, allowing us to scale up depending upon demand.

The next stage in our technical development is to construct the battery to optimize performance and longevity to meet and exceed industry standards for our target storage markets. Ongoing testing and optimizing of more complicated batteries incorporating layered pouch cells will assist us in determining the optimal cell chemistry to enhance conductivity and increase the number of cycles (charge and discharge) in the cell lifecycle.

We intend to integrate our initial solid-state cells into Dragonfly Energy and Battle Born batteries exclusively and eventually scale to mass production of separate solid-state cells. We aim to be a vertically integrated LFP solid-state cell manufacturer with our technology incorporated into our own-branded products for sale to our own customers (including our OEM customers) but also other battery manufacturers.

Headquarters, Manufacturing and Production

Our headquarters is located in our 99,000 square foot manufacturing facility in Reno, Nevada. The lease for this building was entered into on March 1, 2021 and expires on April 30, 2026. We do not own any real property.

Our facility provides a streamlined, partially autonomous production process for our current batteries, which comprises module assembly and battery assembly. We currently have two production lines, with the availability to expand the number of lines to handle increased volumes and the additional battery modules we intend to introduce in the near future. We plan to continue to expand our production capacity as needed and estimate that our current production facility will allow for over $500 million in manufacturing sales capacity once fully utilized.

Our manufacturing process is set out below:

Our manufacturing process is divided into two aspects: (i) module assembly (including assembly of LFP cells) and (ii) battery assembly. We use a combination of trained employees and automated processes to increase production capacity and lower costs while maintaining the same level of quality our customers expect from our products. Module assembly is a significantly automated process, implementing custom-designed equipment and systems to suit our production needs. This includes cycling of individual cells to detect faulty components and to enable sorting by capacity. Our custom-designed automated welders spot weld individual cells that are assembled into specified module jigs based on the desired amp hour. Completed modules are then discharged to empty, recharged to full charge and sorted by capacity. Battery assembly is performed largely by hand by our trained employees, although we continue to look for innovative ways to integrate automation into this process. Our proprietary battery management system is thoroughly tested for quality cutoffs, then mounted onto individual modules, before the modules are bolted into its casing. We aim to automate the battery management system testing and installation process, which we expect could increase production capacity fourfold. We are currently implementing an automated process for the gluing and sealing process, which would incorporate a two-robot system for gluing and epoxying, as well as a glue pallet system to move finished batteries. After the assembled batteries are tested and sealed, they are processed for outbound distribution.

On February 8, 2022, we entered into a 124-month lease for an additional 390,240 square foot warehouse, which, once built, we intend to utilize for the manufacture of our solid-state batteries.

Supplier Relationships

We have a well-established, global supply chain that underlies the sourcing of the components for our products, although we source domestically wherever possible. We aim to maintain approximately six months’ worth of all components, other than cells, which we pre-order in advance for the year to ensure adequate supply. For nearly all of our components, other than our battery management system, we ensure that we have alternative suppliers available. Our battery management system is sourced from a single supplier based in China who we have a nearly 10-year relationship with and who manufactures this component exclusively for us based on our proprietary design. Our cells are sourced from two different, carefully selected cell manufacturers in China who are able to meet our demanding quality standards. As a result of our long-standing relationships with these suppliers, we are able to source LFP cells on favorable terms and within reasonable lead-times.

As we look toward the production of our solid-state cells, we have signed a Memorandum of Understanding with a lithium mining company located in Nevada for the supply of lithium.

Customers; RV OEM Strategic Arrangements

We currently serve over 13,500 customers in North America. Our existing customers consist of leading OEMs (such as Keystone, Thor, REV Group and Airstream); distributors (who purchase large quantities of batteries from us and sell to consumers); upfitters (who augment or customize vehicles for specific needs); and retail customers (who purchase from us directly). For the six months ended June 30, 2022, OEM sales represented 26.1% of our total revenues and for the years ended December 31, 2020 and 2021, OEM sales represented 7.4% and 10.6% of our total revenues, respectively, which we expect to increase to approximately 37% of our total revenues by 2023 (including as a result of the strategic arrangements described below).

We have deep, long-standing relationships with many of our customers. We also have a diverse customer base, with our top 10 customers accounting for approximately 24.0% of our revenue for the six months ended June 30, 2022. Our customers primarily utilize our products for RVs, marine vessels and off-grid residences. We work directly with OEMs to ensure compatibility with existing designs and also collaborate on custom designs for new applications.

The RV market is characterized by low barriers to entry. In North America, there are two large publicly traded RV companies, THOR Industries and REV Group, in addition to a number of independent RV OEMs. THOR and REV each own a number well-known RV OEM brands and their related companies. These brands compete on a number of factors such as format (e.g., motorized or towable), price, design, value, quality and service. In January 2022, we entered into a long-term supply arrangement with Keystone, a member of the THOR group and the largest towable RV OEM in North America. Under this supply arrangement we will be the exclusive supplier to Keystone for certain of its future LFP battery requirements, solidifying our long-standing relationship with Keystone.

In July 2022, we strengthened our ties with the THOR group of RV OEMs when (i) THOR Industries made a $15,000,000 strategic investment in us and (ii) we agreed to enter into a future, mutually agreed distribution arrangement and joint IP development arrangement. This arrangement and the Keystone arrangement facilitate our ongoing efforts to drive adoption of our products (leveraging the trend of LFP batteries increasingly replacing lead-acid batteries) by, among other things, increasing the number of RV OEMs that “design in” our batteries as original equipment and entering into arrangements with members of the various OEM dealer networks to stock our batteries for service and for aftermarket replacement sales. Once the distribution agreement has been negotiated and signed, during a to-be-agreed transition period, we will use commercially reasonable efforts to cease marketing and selling our products to other RV OEMs and suppliers to RV OEMs in North America. Although the full distribution agreement with THOR will be negotiated and agreed with THOR in the future, its terms are expected to include: (i) an initial term of 24 months, which THOR may renew for successive one-year periods; (ii) a requirement that we be the sole provider of lithium-ion batteries to the US-based THOR family of companies for THOR sales in the United States, subject to agreed exceptions; (iii) favored pricing for products and negotiated rebates or other incentives; (iv) a requirement that THOR and its North American OEMs be our exclusive RV OEM customers for our products in North America, subject to agreed exceptions; and (v) agreeable terms with respect to registered and unregistered intellectual property rights and technology rights (which do not include our existing intellectual property, including our solid-state battery technologies and related IP rights), including necessary licenses between the parties, third party licenses, and allocation of ownership of any intellectual property rights and/or technology rights developed as a result of development efforts jointly undertaken between THOR and us, subject to certain limitations.

We continue to seek to grow our customer base within our existing segments; however, we also believe that our products are well suited to address the needs in additional segments, including residential, commercial and/or industrial standby power, industrial vehicles (such as forklifts, material handling equipment and compact construction equipment) and specialty vehicles (such as emergency vehicles, utility vehicles and municipal vehicles) and we will seek to expand our market share in these segments in the future.

Sales and Marketing

Our proven sales and marketing strategy has allowed us to penetrate our current end markets efficiently. We use a variety of methods to educate consumers on the benefits of LFP batteries and why they are a better investment compared to the legacy lead-acid batteries found in our target end markets today. Through informational videos found on our website and social media platforms that educate consumers on the benefits of LFP batteries and various “DIY” videos, we assist consumers on what they need for their battery system and how to install and use batteries and accessories.

We utilize a multi-pronged sales and marketing strategy to ensure that the Dragonfly Energy and Battle Born brands are at the forefront of their respective end markets. We have established strong relationships, particularly in the RV industry, through participation in trade shows and other sponsored industry events, which have allowed us to reach both OEMs and retail customers and ensure we are aware of evolving customer preferences. We are then able to leverage this customer feedback to collaborate with major OEMs to custom design products for new and existing applications.

In addition to traditional print and media advertising, we have leveraged the growing influence of social media (such as YouTube, Instagram and Facebook) and professional influencers to increase market awareness of our brands. We work closely with these influencers, as well as with professional anglers, to create a lasting relationship that showcases the performance of our products, rather than one-off promotions. Our products have also been featured in television shows and on podcasts that cater specifically to RV enthusiasts.

We also value our direct relationships with retail customers. Our website and our customer service are key elements to our sales strategy. Our website enables customers to purchase Battle Born products directly and provides access to a range of videos covering product information, technological benefits and installation guides. We have a team of experts dedicated to supporting our customers’ sales, technical and service needs.

Competition

Our key competitors are principally traditional lead-acid battery and lithium-ion battery manufacturers, such as Samsung, CATL and Enovix, in North America. We also compete against smaller LFP companies, who primarily either import their products or manufacture products under a private label. Of these companies, there is no other company that has penetrated our core end markets to the same extent as we have, and we believe that this is in large part due to the technological advantages that our products offer compared to other products in the market. Our batteries are purpose-built to enhance the power and performance in any application or setting. We have specifically designed our battery cases to fit into existing AGM battery racks and cabinets and offer a suite of compatible components and accessories in order to make the replacement process simple enough for customers to do it themselves. We have optimized our technology to produce a lighter, yet higher performing battery with a longer lifespan than incumbent lead-acid batteries. Our propriety battery management system and internal heat technology enables our batteries to outperform not only traditional lead-acid batteries, but other lithium-ion products.

With regard to solid-state technology, we have two main competitors, QuantumScape and Solid Power. While both of these competitors are focused on the development of solid-state technology for use in the propulsion of electric vehicles, we are focused on power storage applications, which has different requirements. We believe that our proprietary processes, systems and materials provide us with a significant competitive advantage in developing a fully solid-state, non-toxic and highly cost-effective energy solution.

As our solid-state technology comes to fruition and we begin to commercialize this product, we intend to become a vertically integrated battery company, internalizing all aspects of the manufacturing and assembly process. This is comparable to companies such as Tesla, BYD Limited and Li-Cycle. Our solid-state technology will also enable us to further penetrate the energy storage market, and we expect to compete with technology-focused energy storage companies such as EOS Energy, ESS and STEM.

Intellectual Property

The success of our business and our technology leadership is supported by our proprietary battery technology. We have received patents and filed patent applications in the United States and other jurisdictions to provide protection for our technology. We rely upon a combination of patent, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property rights through non-disclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties.

As of May 10, 2022 we owned 24 issued patents and 20 pending patent applications. The patents and patent applications cover the United States, China, Europe (with individual patents in Germany, France and the United Kingdom), Australia, Canada and other regions. We periodically review and update our patent portfolio to protect our products and newly developed technologies. Currently, we have a combination of issued patents and pending patent applications protecting the design of our GC2 and GC3 batteries, the device and method for monitoring battery systems, powderized solid-state electrolyte and electroactive materials, preparation and film deposition of these pre-coated powders and the manufacturing process for the solid-state cell technology which includes the manufacturing of conductive particle films for lithium-ion batteries and the dry powder coating of an electrochemical cell. Our issued patents start expiring on May 30, 2033.

We periodically review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names and trademarks and service marks in the United States and other jurisdictions. In an effort to protect our brand, as of May 10, 2022, we own four trademark registrations to cover our house marks in the United States and we have seven pending trademark applications relating to our design logos and slogans in the United States.

Government Regulation and Compliance

We currently operate from a dedicated leased manufacturing facility located in Reno, Nevada and a leased R&D facility in Sparks, Nevada. We have never owned any facility at which we operated. Operations at our facilities are subject to a variety of environmental, health and safety regulations, including those governing the generation, handling, storage, use, transportation, and disposal of hazardous materials. To conduct our operations, we have to obtain environmental, health, and safety permits and registrations and prepare plans. We are subject to inspections and possible citations by federal, state, and local environmental, health, and safety regulators. In transit, lithium-ion batteries are subject to rules governing the transportation of “dangerous goods.” We have policies and programs in place to assure compliance with our obligations (for example, machine guarding, hot work, hazardous material management and transportation). We train our employees and conduct audits of our operations to assess our fulfillment of these policies.

We are also subject to laws imposing liability for the cleanup of releases of hazardous substances. Under the law, we can be liable even if we did not cause a release on real property that we lease. We believe we have taken commercially reasonable steps to avoid such liability with respect to our current leased facilities.

Employees and Human Capital Resources

As of June 30, 2022, we have 181 employees; 165 full-time, 2 part-time and 14 seasonal. We have adopted our Code of Ethics to support and protect our culture, and we strive to create a workplace culture in line with our values: “Tell the Truth,” “Be Fair,” “Keep Your Promises,” “Respect Individuals,” and “Encourage Intellectual Curiosity.” As part of our initiative to retain and develop our talent, we focus on these key areas:

●	Safety — Employees are regularly educated in safety around their workspaces, and employees participate in volunteer roles on a safety committee, and in emergency readiness roles. We have a dedicated safety coordinator who tracks and measures our performance, and helps us benchmark our safety programs against our peers.
●	Diversity, Equity & Inclusion — Our culture has benefitted from the diversity of our workforce from the very beginning. Inclusion and equity are “baked into the bricks” of our values, which our employees demonstrate every day. Our human resources department and all our corporate officers and directors have an open door policy, and are able to constructively communicate with employees to resolve issues when they arise.
●	Collaboration — As we grow, opportunities for cross-functional collaboration are not as organic as they used to be. We have responded to that change by staying mindful and acting intentionally to gather cross-functional input on new initiatives and continuous improvement efforts.
●	Continuous Improvement — We apply continuous improvement measures to processes as well as people. We encourage professional development of our employees, through ongoing learning, credentialing, and collaboration with their industry peers.

Attracting and retaining high quality talent at every level of our business is crucial to our continuing success. We have developed relationships with the University of Nevada Reno and the Nevada System of Higher Education to further our recruitment reach. We provide competitive compensation and benefits packages, including performance based compensation that rewards individual and organizational achievements.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT OF DRAGONFLY

The following table sets forth certain information regarding Dragonfly’s executive officers and directors as of May 15, 2022.

Name	Age	Position(s) Held
Dr. Denis Phares	49	Co-Founder, Chief Executive Officer and Chairman of the Board
Sean Nichols	46	Co-Founder and Chief Operating Officer
John Marchetti	51	Chief Financial Officer
Nicole Harvey	44	General Counsel, Compliance Officer and Corporate Secretary
Luisa Ingargiola	54	Independent Director
Brian Nelson	51	Independent Director

Executive Officers

Dr. Denis Phares has served as Dragonfly’s Chief Executive Officer and Chairman of the Board since it was incorporated in 2012. From 2005 until 2012 Dr. Phares served as a faculty member of the Aerospace & Mechanical Engineering Department at the University of Southern California, where he worked extensively on renewable energy technologies and received tenure in 2010. Dr. Phares holds a M.B.A. from University of Nevada — Reno, a Ph.D. in Engineering from the California Institute of Technology and a B.S. in Physics from Villanova University. Dr. Phares is qualified to serve on the New Dragonfly Board based on his substantial business, leadership, and management experience as the CEO and Chairman of the Board of Dragonfly.

Sean Nichols has served as Dragonfly’s Chief Operating Officer since 2013. From 2008 until 2016, Mr. Nichols served as Vice President of Sales and Operations of AIMS Power, Inc., a power inverter company, focusing on off-grid power systems. From 2007 to 2009, Mr. Nichols served as Customer Relationship Manager of Metamation, Inc., a CAD/CAM manufacturing software provider. From 2004 to 2007, Mr. Nichols served as Vice President of Sales of 3rd Time LLC dba The Mobile Team, a mobile phone company. Mr. Nichols holds a M.B.A. and a B.A. in Business from University of Nevada — Reno.

John Marchetti has served as Dragonfly’s Chief Financial Officer since September 2021. Mr. Marchetti has over 20 years of experience in the technology and financial services industries. Prior to joining Dragonfly, Mr. Marchetti served as a Managing Director and senior research analyst at Stifel, focused on communications infrastructure and applied technology markets, including advanced battery technologies. From 2016 to 2018, Mr. Marchetti served as Senior Vice President for Strategy and Business Development of Cloudbus and, from 2012 to 2015, he served as Chief Strategy Officer and Executive Vice President at Fabrinet. Prior to joining Fabrinet, Mr. Marchetti was a senior equity analyst at Cowen & Co. and Morgan Stanley. Mr. Marchetti also served for five years as an officer in the United States Marine Corps. Mr. Marchetti holds a M.B.A. in Finance from the University of Connecticut and a B.A. in Political Science from Virginia Tech. Mr. Marchetti is qualified to serve on the New Dragonfly Board based on his decades of experience in the technology and financial services industries as well as his business and leadership experience serving as Vice President of both Cloudbus and Fabrinet.

Nicole Harvey has served as Dragonfly’s General Counsel and Compliance Officer since October 2021, and as Dragonfly’s Corporate Secretary since April 2022. From 2017 through 2019, Ms. Harvey served Harley-Davidson Financial Services as an American Bankers’ Association Certified Compliance and Risk Manager. In 2018, Ms. Harvey worked for Corix Group of Companies as Senior Corporate Counsel, overseeing the development and implementation of corporate policies, and providing legal services to affiliate and subsidiary companies. In 2020, Ms. Harvey returned to private practice with the law firm of Blanchard, Krasner & French, where she focused on business transactions and litigation, including outside counsel services for Dragonfly. In 2021, Ms. Harvey had the opportunity to serve Northern Nevada HOPES, a non-profit providing medical and social services in Northern Nevada, as its General Counsel and Compliance Officer prior to joining Dragonfly as its full time General Counsel in October 2021. Ms. Harvey holds a J.D. from Arizona State University Sandra Day O’Connor College of Law, and a B.S. in Economics from the University of Nevada, Reno. She has been licensed to practice law in the State of Nevada since 2008.

Non-Employee Directors

Luisa Ingargiola has served as a member of Dragonfly’s board of directors since August 5, 2021. Since 2017, Ms. Ingargiola has served as Chief Financial Officer of Avalon GlobalCare Corp., a publicly listed bio-tech health care company. Prior to joining Avalon GlobalCare Corp., Ms. Ingargiola served as the Chief Financial Officer and Co-Founder of MagneGas Corporation from 2007 to 2016. Ms. Ingargiola has also served as Board Director and Audit Committee Chair for various over-the-counter and Nasdaq companies. Ms. Ingargiola has served as a member of the Board of Directors and as Audit Committee Chair for Progress Acquisition Corporation since 2020, as a member of the Board of Directors and as Audit Committee Chair for AgEagle Aerial Systems since 2019, and as a member of the Board Directors and as Audit Committee Chair for Electra Meccanica since 2018. Ms. Ingargiola holds a M.B.A. in Health from the University of South Florida and a B.S. in Finance from Boston University. Ms. Ingargiola is qualified to serve on the New Dragonfly Board based on her previous roles serving as Chief Financial Officer for multiple companies and extensive experience serving on multiple boards of directors for Nasdaq companies.

Brian Nelson has served as a member of Dragonfly’s board of directors since April 18, 2022. Mr. Nelson has served as the Chief Executive Officer of Precision Surfacing Solutions Group (formerly known as the Lapmaster Group) since 2003 and as the President since 2002. Mr. Nelson was hired in the sales department of Lapmaster in 1996 and he purchased the company in 2003. In 1996, Mr. Nelson served as a Sales Engineer for TII Technical Education Systems, and from 1993 to 1995, he served as a Staff Engineer for Rust Environment & Infrastructure. Mr. Nelson holds an M.B.A. in Entrepreneurship from the DePaul University Charles H. Kellstadt School of Business and a B.S. in Civil & Environmental Engineering from Marquette University. He is a member of the Association of Manufacturing Technology and Young President’s Organization. Mr. Nelson is qualified to serve on the New Dragonfly Board based on his years of business experience as President and Chief Executive Officer of Precision Surfacing Solutions Group and Lapmaster.

Family Relationships

There are no family relationships among any of Dragonfly’s executive officers.

MANAGEMENT OF NEW DRAGONFLY AFTER THE BUSINESS COMBINATION

New Dragonfly anticipates that the current executive officers of Dragonfly will become executive officers of New Dragonfly following the Business Combination. The following persons are expected to serve as executive officers and directors of New Dragonfly upon consummation of the Business Combination. See “Management of Dragonfly” for biographies of the Dragonfly executive officers and directors who will serve in the positions listed above following the Business Combination.

Name	Age	Position(s) Held
Dr. Denis Phares	49	Chairman, President and Chief Executive Officer
Sean Nichols	51	Chief Operating Officer
John Marchetti	51	Chief Financial Officer
Nicole Harvey	44	General Counsel, Compliance Officer and Corporate Secretary
Luisa Ingargiola(1)	54	Director
Brian Nelson(1)	51	Director
Perry Boyle(1)	58	Director
Jonathan Bellows	[●]	Director
Rick Parod	[●]	Director
[●]	[●]	Director
(1)	Member of the New Dragonfly audit committee, effective upon the consummation of the Business Combination.
(2)	Member of the New Dragonfly compensation committee, effective upon the consummation of the Business Combination.
(3)	Member of the New Dragonfly nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Directors

Perry Boyle.  Upon consummation of the Business Combination, Mr. Boyle will serve as a member of the New Dragonfly Board. Mr. Boyle was with Point 72 and its affiliates and predecessors from 2004 through his retirement in March 2020. He helped lead Point72’s launch as a registered investment advisor, raising over $6 billion in external capital. He originally joined S.A.C. Capital Advisors in 2004 as the firm’s first director of research. In January 2013 he became head of equities and, in January 2015, he became head of discretionary investing at Point72. From June 2016 through December 2017 he served as the president and chief investment officer of Stamford Harbor Capital, L.P., a company owned by businessman Steven A. Cohen. He returned to Point72 in January 2018. In his various leadership roles at the firm, Mr. Boyle managed the long/short and macro portfolios. He created and led the firm’s professional development programs, including P72 Academy and the LauchPoint Program, and helped drive the internationalization of the Point72, overseeing offices in London, Hong Kong, Tokyo and Singapore. Prior to joining S.A.C., Mr. Boyle was a founding partner of Thomas Weisel Partners from 2000 until 2004, and a managing director at Alex. Brown & Sons from 1992 – 2000. He began his career as an investment banker with Salomon Brothers Inc. Mr. Boyle is a member of the advisory board of the Center for a New American Security (CNAS), and a director of The US Friends of the International Institute for Strategic Studies (IISS). He has agreed to serve on the board of directors of Chardan NexTech 1 upon the effectiveness of its registration statement. He was a 2018 and 2019 delegate from the IISS to the Shangri-La Dialogue in Singapore. He is a council member of the Hoover Institution and a Lionel Curtis member of Chatham House. Mr. Boyle currently serves as the Chairman of the BOMA Project, a poverty graduation program for women, youth, and displaced persons in sub-Saharan Africa. He is also the President of the Affordable Housing Coalition of Ketchum, an advocacy organization for workforce housing in Ketchum, Idaho. He received his B.A. in Economics from Stanford University, his M.B.A. from Dartmouth College and a M.A. from the Fletcher School of Law and Diplomacy at Tufts University. He has lectured on investing at Brown, Yale, Dartmouth, Columbia, Tufts, Harvard, Cambridge and the University of North Carolina, and delivered testimony to Congress on financial regulation. Mr. Boyle is qualified to serve on the New Dragonfly Board based on his industry leadership and capital markets experience from research to fundraising.

Jonathan Bellows.  Upon consummation of the Business Combination, Mr. Bellows will serve as a member of the New Dragonfly Board. Mr. Bellows currently serves as President of KORE Power, which acquired Northern Reliability in March 2022. He has served as President and Chief Executive Officer of Northern Reliability since April 2015. KORE Power is a fully integrated energy storage manufacturer, combining Northern Reliability’s energy storage technology with KORE Power’s cell manufacturing capabilities.

Mr. Bellows is also President and CEO of Nomad Transportable Power Systems, a provider of commercial and industrial-scale mobile energy storage units, which was founded by affiliates of KORE Power and Northern Reliability. Previously, Mr. Bellows was Vice President of Business and Sales at Sovernet Communications, a fiber-optic bandwidth infrastructure services provider, from 2005 to 2015. Mr. Bellows graduated Northern Vermont University-Johnson in 1998, where he earned his B.A. in History. Mr. Bellows is qualified to serve on the New Dragonfly Board based on his energy storage industry expertise and operating and leadership experience.

Rick Parod. Upon consummation of the Business Combination, Mr. Parod will serve as a member of the New Dragonfly Board. Mr. Parod currently serves as the CEO of AdeptAg, a company that serves the controlled environment agriculture market. Prior to AdeptAg, Mr. Parod was the President and CEO and a director of the Lindsay Corporation, a leading global manufacturer and distributor of irrigation and infrastructure equipment and technology, from 2017 to 2000. From 1997 to 2000, Mr. Parod served as the Vice President and General Manager of the Irrigation Division of The Toro Company, a leading worldwide provider of outdoor turf, landscape, underground utility construction, irrigation and related equipment. Mr. Parod has also served as a director of Alamo Group Inc., a designer, manufacturer, distributor, and servicer of equipment for infrastructure maintenance and agriculture, since 2017. Mr. Parod is qualified to serve on the New Dragonfly Board based on his experience in manufacturing operations, product development and sales and marketing.

[  ].  Upon consummation of the Business Combination, [Mr./Ms.] [  ] will serve as a member of the New Dragonfly Board. [Mr./Ms.] [  ] served as [  ]. [Mr./Ms.] [  ] holds a degree in [  ] from [  ]. [Mr./Ms.] [  ] is qualified to serve on the New Dragonfly Board based on [  ].

Classified Board of Directors

Upon the consummation of the Business Combination, the business and affairs of New Dragonfly will be managed by or under the direction of the New Dragonfly Board. New Dragonfly’s Proposed Articles of Incorporation provide for a staggered, or classified, Board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

●	Class A, which we anticipate will consist of [ ] and [ ], whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;
●	Class B, which we anticipate will consist of [ ] and [ ], whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and
●	Class C, which we anticipate will consist of [Perry Boyle], [ ] and [ ], whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the New Dragonfly Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Dragonfly Board may have the effect of delaying or preventing changes in New Dragonfly’s control or management. New Dragonfly’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of New Dragonfly’s voting securities.

Board Leadership Structure

Dr. Denis Phares will serve as the chairman of the New Dragonfly board of directors and will preside over regularly scheduled meetings, will serve as liaison between the non-independent members of the board of directors and the independent directors, will approve meeting agendas and schedules for the board of directors and will perform such additional duties as the board of directors may determine and delegate. Luisa Ingargiola will also serve as the independent Lead Director of New Dragonfly. We believe that this structure provides an environment in which the independent directors are fully informed, have significant input into the content of board meetings, and are able to provide objective and thoughtful oversight of management.

Director Independence

Upon the consummation of the Business Combination, the New Dragonfly Board is expected to determine that each of the directors on the New Dragonfly Board other than [  ], [  ] and [  ] will qualify as independent directors, as defined under the rules of the Nasdaq, and the New Dragonfly Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and the Nasdaq relating to director independence requirements. In addition, New Dragonfly will be subject to the rules of the SEC and the Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below. Luisa Ingargiola will be the New Dragonfly lead independent director under the Nasdaq rules.

Role of the New Dragonfly Board in Risk Oversight/Risk Committee

Upon the consummation of the Business Combination, one of the key functions of the New Dragonfly Board will be informed oversight of New Dragonfly’s risk management process. The New Dragonfly Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Dragonfly Board as a whole, as well as through various standing committees of the New Dragonfly Board that address risks inherent in their respective areas of oversight. In particular, the New Dragonfly Board will be responsible for monitoring and assessing strategic risk exposure and New Dragonfly’s audit committee will have the responsibility to consider and discuss New Dragonfly’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

The audit committee will also monitor compliance with legal and regulatory requirements. New Dragonfly’s compensation committee will also assess and monitor whether New Dragonfly’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, the New Dragonfly Board will have three standing committees — an audit committee, a compensation committee, and a nominating and corporate governance committee. Following the consummation of the Business Combination, copies of the charters for each committee will be available on New Dragonfly’s website.

Audit Committee

New Dragonfly’s audit committee will consist of Luisa Ingargiola, Brian Nelson, Perry Boyle and  [ ]. The New Dragonfly Board will determine that each of the members of the audit committee will satisfy the independence requirements of the Nasdaq and Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) and be able to read and understand fundamental financial statements in accordance with the Nasdaq audit committee requirements. In arriving at this determination, the New Dragonfly Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Luisa Ingargiola will serve as the chair of the audit committee. The New Dragonfly Board will determine that Luisa Ingargiola qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, the New Dragonfly Board will consider Luisa Ingargiola’s formal education and previous experience in financial roles. Both New Dragonfly’s independent registered public accounting firm and management will periodically meet privately with New Dragonfly’s audit committee.

The functions of this committee are expected to include, among other things:

●	appointing, compensating, oversight, and evaluating the performance, independence and qualifications of New Dragonfly’s independent auditors and determining whether to retain New Dragonfly’s existing independent auditors or engage new independent auditors;
●	reviewing New Dragonfly’s financial reporting processes and disclosure controls;
●	reviewing and approving the engagement of New Dragonfly’s independent auditors to perform audit services and any permissible non-audit services;

●	reviewing the adequacy and effectiveness of New Dragonfly’s internal control policies and procedures;
●	reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by New Dragonfly;
●	obtaining and reviewing at least annually a report by New Dragonfly’s independent auditors describing the independent auditors’ internal quality control procedures and any issues raised by the most recent internal quality-control review;
●	monitoring the rotation of the lead auditor of New Dragonfly’s independent auditors and consider regular rotation of the accounting firm serving as New Dragonfly’s independent auditors;
●	at least annually, reviewing relationships or services that may impact the objectivity and independence of the auditors;
●	reviewing New Dragonfly’s annual and financial statements and reports and discussing the statements and reports with New Dragonfly’s independent auditors and management;
●	reviewing with New Dragonfly’s independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy, and effectiveness of New Dragonfly’s financial controls and critical accounting policies;
●	establishing procedures for the receipt, retention and treatment of complaints received by New Dragonfly regarding financial controls, accounting, auditing or other matters;
●	preparing the report that the SEC requires in New Dragonfly’s annual proxy statement;
●	reviewing New Dragonfly’s significant risk exposures; and
●	reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and all applicable U.S. Securities Exchange Commission (the “SEC”) rules and regulations. New Dragonfly will comply with future requirements to the extent they become applicable to New Dragonfly.

Compensation Committee

New Dragonfly’s compensation committee will consist of [Luisa Ingargiola], [Brian Nelson], [  ] and [  ]. [Luisa Ingargiola] will serve as the chair of the compensation committee. The New Dragonfly Board will determine that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of the Nasdaq.

The functions of the committee are expected to include, among other things:

●	reviewing and approving the corporate goals and objectives that pertain to the determination of executive compensation;
●	reviewing and approving the compensation and other terms of employment of New Dragonfly’s executive officers;
●	reviewing and approving performance goals and objectives relevant to the compensation of New Dragonfly’s chief executive officer (“CEO”) and assessing the CEO’s performance against these goals and objectives;
●	making recommendations to the New Dragonfly Board regarding the adoption, termination, amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by the New Dragonfly Board;

●	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;
●	reviewing and approving the terms of any employment agreements, severance arrangements or plans, including any benefits to be provided in connection with a change in control, for the CEO and other executives;
●	reviewing and discussing with management New Dragonfly’s disclosures under the caption “Compensation Discussion and Analysis” in New Dragonfly’s periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;
●	preparing an annual report on executive compensation that the SEC requires in New Dragonfly’s annual proxy statement; and
●	reviewing and recommending to the New Dragonfly Board for executive officer development and retention and corporate succession plans.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the Nasdaq rules and regulations. New Dragonfly will comply with future requirements to the extent they become applicable to New Dragonfly.

Nominating Committee

New Dragonfly’s nominating committee will consist of [Luisa Ingargiola], [Brian Nelson], [  ] and [  ]. [Luisa Ingargiola] will serve as the chair of New Dragonfly’s nominating governance committee. The New Dragonfly Board will determine that each of the members of New Dragonfly’s nominating governance committee will satisfy the independence requirements of the Nasdaq.

The functions of this committee are expected to include, among other things:

●	identifying, reviewing and making recommendations of candidates to serve on the New Dragonfly Board;
●	establishing a process for recommendation of director candidates by stockholders and publishing such process annually in the New Dragonfly’s proxy statement;
●	considering nominations by stockholders of candidates for election to the New Dragonfly Board;
●	annually reviewing the composition and organization of the New Dragonfly Board’s committees and making recommendations to the New Dragonfly Board for approvals;
●	developing a set of corporate governance policies and principles and recommending to the New Dragonfly Board any changes to such policies and principles; and
●	reviewing annually the nominating and corporate governance committee charter.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC and the Nasdaq rules and regulations. New Dragonfly will comply with future requirements to the extent they become applicable.

Compensation Committee Interlocks and Insider Participation

[None of the intended members of New Dragonfly’s compensation committee has ever been an executive officer or employee of New Dragonfly. None of New Dragonfly’s intended executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Dragonfly Board or compensation committee.]

Code of Conduct and Code of Ethics

The New Dragonfly board of directors will adopt a code of conduct (“Code of Conduct”) and a code of ethics (“Code of Ethics”) that applies to all of New Dragonfly’s directors, officers and employees. Following the consummation of the Business Combination, the full text of New Dragonfly’s Code of Conduct and Code of Ethics will be posted on the investor relations page on New Dragonfly’s website at https://dragonflyenergy.com/investors/. New Dragonfly will disclose any amendments to New Dragonfly’s Code of Conduct and Code of Ethics, or waivers of its requirements on New Dragonfly’s website identified above, or in filings under the Exchange Act.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Certificate of Incorporation, which will be effective upon the consummation of the Business Combination (the “Closing”), limits New Dragonfly’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

●	for any transaction from which the director derives an improper personal benefit;
●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	for any unlawful payment of dividends or redemption of shares; or
●	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Dragonfly’s directors for monetary damages will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Additionally, the Proposed Bylaws provide that New Dragonfly will, in certain situations, indemnify New Dragonfly’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

Further, New Dragonfly will enter into indemnification agreements with each of New Dragonfly’s directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require New Dragonfly, among other things, to indemnify New Dragonfly’s directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require New Dragonfly to advance all expenses reasonably and actually incurred by New Dragonfly’s directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

New Dragonfly plans to maintain a directors’ and officers’ insurance policy pursuant to which New Dragonfly s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Chardan believes these provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION OF DRAGONFLY ENERGY CORP.

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Dragonfly and its subsidiaries prior to the consummation of the Business Combination, and to New Dragonfly and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on New Dragonfly’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

This section describes the material components of the executive compensation program for certain of Dragonfly’s executive officers listed in the Summary Compensation Table below (the “Target NEOs”) and directors. This discussion may contain forward-looking statements that are based on Dragonfly’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Dragonfly adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Post-Combination Company Executive Compensation

In connection with the Business Combination, Dragonfly intends to develop a compensation program that is designed to align executives’ compensation with New Dragonfly’s business objectives and the creation of stockholder value, while helping Dragonfly to continue to attract, motivate and retain individuals who contribute to the long-term success of the company. Dragonfly anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation. New Dragonfly expects to grant the long-term equity-based incentive compensation to its executive officers under the 2022 Plan if stockholders approve the plan as described above in “Proposal No. 4 — The Incentive Plan Proposal”.

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Dragonfly has retained Compensia, Inc., an independent compensation consultant, to assist Dragonfly in evaluating the compensation programs for the executive officers following the closing of the Business Combination.

Summary Compensation Table — Fiscal Year 2021

						Non-Equity	Non-Qualified
						Incentive	Deferred	All
				Stock	Option	Plan	Compensation	Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)	($)(2)	($)	($)	($)(3)	($)
Dr. Denis Phares	2021	579,593	362,137	—	—	—	—	22,234	963,964
Chief Executive Officer
Sean Nichols	2021	579,593	362,137	—	—	—	—	20,244	961,974
Chief Operating Officer
John Marchetti(4)	2021	91,154	82,000	—	682,000	—	—	—	855,154
Chief Financial Officer
(1)	The amounts reported in this column represent discretionary bonuses awarded to each executive for performance during 2021. Pursuant to Mr. Marchetti’s employment agreement with Dragonfly and subject to his continued employment, he is guaranteed to receive at least his target bonus amount of $75,000 per quarter for the first four quarters of his employment.
(2)	The amounts reported in this column reflect the grant date fair value of stock option awards granted to the Target NEOs during 2020 under the Dragonfly stock incentive plans and are accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Stock-Based Compensation” beginning on page 5 of Dragonfly’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a discussion of the relevant assumptions used in calculating these amounts.
(3)	This amount reflects the Dragonfly’s matching contribution to the executive’s account under the Dragonfly’s 401(k) plan.
(4)	Mr. Marchetti commenced employment as Dragonfly’s Chief Financial Officer on September 6, 2021.

Outstanding Equity Awards as of December 31, 2021

The following table provides information regarding outstanding options to acquire Dragonfly common stock held by each of the Target NEOs as of December 31, 2021, including the vesting dates for the portions of these awards that had not vested as of that date. The Target NEOs did not hold any other outstanding equity awards as of that date.

	Option Awards
					Equity
					Incentive
					Plan Awards:
	Number of		Number of		Number of
	Securities		Securities		Securities
	Underlying		Underlying		Underlying	Option
	Unexercised		Unexercised		Unexercised	Exercise	Option
	Options (#)		Options (#)		Unearned	Price	Expiration
Name	Exercisable		Unexercisable		Options (#)	($)	Date
Dr. Denis Phares	—		250,000	(1)	—	0.41	12/4/24
Sean Nichols	—		250,000	(1)	—	0.38	12/4/29
John Marchetti	200,000	(2)	—		—	3.41	9/12/31
(1)	The unvested portion of this option vests in 20 monthly installments from January 12, 2022 and August 12, 2023.
(2)	The unvested portion of this option vests as to 25% of the option on September 10, 2022 and as to 75% of the option in 36 monthly installments from October 10, 2022 through September 10, 2025.

2021 Equity Grants

During 2021, Mr. Marchetti received an option to purchase 200,000 shares of our common stock at a price of $3.41 per share. This option was granted under the Dragonfly’s 2021 Stock Incentive Plan and vests as to 25% of the option on the first anniversary of the vesting start date established by our board of directors for the option and as to the remaining 75% of the option in monthly installments over the three-year period thereafter, subject to Mr. Marchetti’s continued service with Dragonfly through the applicable vesting date.

Description of Stock Incentive Plan

We maintain the Dragonfly Energy Corp. 2019 Stock Incentive Plan and the Dragonfly Energy Corp. 2021 Stock Incentive Plan (together, the “Stock Incentive Plans”). The Stock Incentive Plans provide that if a change in control of Dragonfly occurs, the plan administrator may provide for the assumption or substitution of outstanding equity awards or for such awards to terminate upon the transaction. In connection with the Business Combination, all outstanding options under the Stock Incentive Plans will be converted into options to purchase common stock of New Dragonfly as described in the “The Business Combination Agreement” section above.

In connection with the Business Combination, stockholders will be asked to approve a new equity incentive plan, the 2022 Equity Incentive Plan, which will replace the Stock Incentive Plans with respect to future equity awards. For more information on the new plan, see “Proposal No. 3 — The Incentive Plan Proposal” above.

Executive Employment Agreements

The Company is party to employment agreements with each of Messrs. Phares and Nichols, each dated January 1, 2022, and amended as of May 15, 2022, pursuant to which Messrs. Phares and Nichols serve as the Company’s Chief Executive Officer and Chief Operating Officer. The employment agreements provide for a one-year initial employment term, with automatic one-year renewal terms thereafter, subject to 90 days’ notice of non-renewal by either party. The employment agreements provide for a base salary of $600,000, and an annual target bonus equal to 100% of their annual base salary. The employment agreements also provide that Messrs. Phares and Nichols will receive annual equity awards, which shall vest over twelve months. Upon a termination of employment by the Company without “cause” or resignation by executive for “good reason” (as defined in the employment agreements), Messrs. Phares and Nichols are entitled to the following severance benefits, contingent on such executive’s execution of an irrevocable release of claims: a base salary continuation equal to four times their base salary (payable in accordance with the Company’s normal payroll practices over a two year period), a prorated portion of the annual target bonus for the year of termination, as well as reimbursement of monthly COBRA premiums paid by such executive for himself and his dependents until the earliest of (i) the 18 month anniversary of the applicable termination date, (ii) the date the executive is no longer eligible to receive COBRA continuation coverage, and (iii) the date on which the executive receives substantially similar coverage from another employer or other source. Each executive’s right to receive these severance benefits is subject to his providing a release of claims to the Company and his continued compliance with certain restrictive covenants in favor of the Company.

In connection with the signing of the Business Combination Agreement, Messrs. Phares and Nichols each entered into an amendment of their employment agreements with the Company to reduce their annual base salary rate from $800,000 to $600,000, effective May 15, 2022. The amendment did not change any other terms of their employment agreements described above.

The Company is a party to an employment agreement with Mr. Marchetti, dated August 17, 2021, to serve as its Chief Financial Officer. The agreement has a three-year term and provides for Mr. Marchetti to receive an annual base salary of $300,000. His target bonus opportunity under the agreement is $75,000 per quarter. The agreement also provides for Mr. Marchetti to be granted an option to purchase up to 100,000 shares of the Company’s common stock, vesting over four years. If Mr. Marchetti’s employment is terminated by the Company without “cause” or he terminates employment in circumstances constituting a “constructive termination without cause” (as such terms are defined in his employment agreement) and subject to his providing a release of claims to the Company, he will be entitled to receive severance of up to 12 months of his base salary (with six months of such severance subject to his compliance with his non-competition covenant with the Company during the second half of the 12-month period following his termination), accelerated vesting of his then-outstanding stock options granted by the Company, and continued participation for 12 months in the Company’s health plans at active employee rates for up to 12 months. If such termination occurs within seven days of the payment of a quarterly payment under our bonus program, he would be entitled to receive that quarterly payment. The agreement also includes non-competition and non-solicitation covenants that apply for 12 months following his termination of employment, and certain confidentiality and other covenants.

Defined Contribution Plans

As part of its overall compensation program, Dragonfly provides all full-time employees, including each of the Target NEOs, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn. Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. Dragonfly’s current practice is to match 100% of an employee’s contributions to the plan up to 4% of the employee’s compensation.

Director Compensation Table — Fiscal 2021

The current directors of Dragonfly (Messrs. Phares and Nelson and Ms. Ingargiola) will continue to serve on the Board following the closing of the Business Combination. Dragonfly is currently evaluating the compensation to be provided to its non-employee directors following the closing with Compensia Inc.’s assistance and has not yet determined the terms of its director compensation policy.

The following table sets forth certain information concerning compensation paid to Ms. Ingargiola for her services on the Dragonfly Board during 2021. Messrs. Phares and Nichols did not receive any additional compensation for their service on the Dragonfly Board during 2021.

Fees Earned
	or Paid in	Stock	Option	All Other
	Cash	Awards	Awards	Compensation	Total
Name	($)	($)	($)(1)(2)	($)	($)
Luisa Ingargiola	—	—	281,325	—	281,325
(1)	Ms. Ingargiola was granted an option to purchase 82,500 shares of Dragonfly common stock in August 2021 with an exercise price of $3.41 per share and that was scheduled to vest in monthly installments over a three-year period after the grant date. The option has a five-year term and will fully vest and be exercisable if a change in control of Dragonfly or an initial public offering of

Dragonfly’s stock occurs and Ms. Ingargiola is asked to resign from the Board through no fault of her own. As of December 31, 2021, Ms. Ingargiola did not hold any outstanding equity awards from Dragonfly other than this option to purchase 82,500 shares.
(2)	The amount reported in this column reflects the grant date fair value of the stock option granted to Ms. Ingargiola during 2021 under the Dragonfly Energy Corp. stock incentive plan as described above and is accounted for in accordance with FASB ASC Topic 718. Please see the section titled “Stock-Based Compensation” beginning on page 5 of Dragonfly’s Notes to Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for a discussion of the relevant assumptions used in calculating this amount.

CERTAIN PROJECTED FINANCIAL INFORMATION OF DRAGONFLY

Dragonfly does not, as a matter of course, publicly disclose long-term forecasts or internal projections of its future performance, revenue, earnings, financial condition or other results. However, in connection with Chardan’s due diligence and consideration of the potential Business Combination with Dragonfly, Dragonfly’s management provided Chardan with internally prepared financial forecasts for fiscal years ending December 31, 2022 through 2023 (the “Financial Projections”). The Financial Projections were provided to Chardan only for use as a component in its overall evaluation of Dragonfly and should not be viewed as public guidance. The summary information from the Financial Projections is included in the table below because such information was considered by Chardan for purposes of evaluating the Business Combination and, at the direction of the Chardan Board, was used and relied upon by Duff & Phelps for purposes of its financial analyses and opinion to the Chardan Board. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Proposals.

Dragonfly’s management relied on numerous assumptions to derive the Financial Projections described below, including assumptions regarding key customer and supplier relationships, new product offerings, expansion into adjacent markets and/or the ability to implement planned automated manufacturing processes and expand production capacity, among others. The Financial Projections are subject to inherent uncertainty since they are based on assumptions about events that may occur in the future, many of which are beyond Chardan’s and Dragonfly’s control, instead of historical operating results. In addition, long-term financial projections are subject to increased uncertainty and risk that they will not be achieved. None of the Financial Projections should be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or GAAP for the preparation and presentation of prospective financial information, but, in the view of Dragonfly’s management, were prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. The Financial Projections do not take into account any circumstances or events occurring after the date it was prepared. New Dragonfly will not refer back to this unaudited prospective financial information in future periodic reports filed under the Exchange Act.

There can be no assurance that the Financial Projections will be realized or that actual results will not be significantly higher or lower than projected. Since the Financial Projections cover multiple years, such information by its nature becomes less reliable with each successive year. These Financial Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

No independent auditors have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Financial Projections and, accordingly, none of Chardan, WithumSmith+Brown, PC, Chardan’s independent registered public accounting firm, and BDO USA, LLP, Dragonfly’s independent registered public accounting firm, express an opinion or any other form of assurance with respect thereto or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The audit reports included in this proxy statement/prospectus relate to historical financial information. They do not extend to the prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NEITHER DRAGONFLY NOR CHARDAN INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE FINANCIAL PROJECTIONS. THE FINANCIAL PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED FINANCIAL PROJECTIONS SET FORTH BELOW AND NOT TO RELY ON SUCH FINANCIAL INFORMATION IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF DRAGONFLY, CHARDAN NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY DRAGONFLY STOCKHOLDER, CHARDAN STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FINANCIAL PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. CHARDAN DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Certain of the measures included in the projected financial information are non-GAAP financial measures, including EBITDA and Adjusted EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Dragonfly are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies. Adjusted EBITDA in the Financial Projections is defined as EBITDA adjusted for stock-based compensation, non-recurring debt transaction and business combination expenses.

A summary of the financial forecast information regarding Dragonfly’s anticipated future operations for fiscal years ending December 31, 2022 and 2023, together with corresponding historical information for the years ended December 31, 2020 and 2021, is set forth below. In August 2022, Dragonfly further evaluated its Financial Projections (which were provided to Chardan in May 2022 in connection with Chardan’s evaluation of the Business Combination) in light of its operating and financial results to date, as well as the key factors set forth below and under “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Dragonfly’s Results of Operations”. The table below sets forth Dragonfly’s revised financial projections for the fiscal year ending 2022 as of August 2022. Dragonfly’s projections for the fiscal year ending 2023 remains unchanged.

		Years ended December 31,
	2020A	2021A	2022E	2022R(1)	2023E

		(in thousands)
Revenue	$47,187	$78,000	$115,373	$111,551	$255,085
Gross profit	20,607	29,625	43,586	35,379	102,664
Total Operating Expenses	11,861	23,158	63,240	59,342	67,407
Net Income	6,878	4,338	(25,783)	$(30,401)	26,169
EBITDA	8,944	7,084	(18,093)	$(22,730)	39,144
Adjusted EBITDA	9,370	8,725	12,178	5,228	40,968

(1)	Reflects lower projected DTC sales, a higher proportion of revenue being derived from OEM sales (which generally carry lower margins than DTC sales) and higher costs of goods sold (mainly related to increased product shipment and logistics costs).

The Financial Projections included in this proxy statement/prospectus have been prepared by, and is the responsibility of, Dragonfly’s management. The Financial Projections have not been audited. Neither the independent registered public accounting firms of Chardan nor Dragonfly has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither of them have expressed an opinion or any other form of assurance with respect thereto.

The Financial Projections are included in this proxy statement/prospectus solely to provide Chardan stockholders access to information made available in connection with Chardan’s evaluation of the proposed Business Combination. You are encouraged to review the financial statements of Dragonfly included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure.

The Financial Projections were prepared in good faith by Dragonfly’s management based on management’s reasonable best estimates and facts, circumstances and information available at the time. While presented with numerical specificity, the Financial Projections reflect numerous estimates and assumptions made by Dragonfly’s management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Dragonfly’s business, all of which are difficult to predict and many of which are beyond Dragonfly’s control. Dragonfly believes that its operating history provides a reasonable basis for the estimates and assumptions underlying the Financial Projections. Changes in these estimates or assumptions, including assumptions regarding key customer and supplier relationships, new product offerings, expansion into adjacent markets and/or the ability to implement planned automated manufacturing processes and expand production capacity could materially affect the Financial Projections. Specifically, the material assumptions and estimates include but are not limited to:

●	Revenue growth:
●	Overall projected increase in revenue and unit sales in both fiscal 2022 and 2023 is based on projected OEM and DTC sales increases (described below), which (i) are generally in line with Dragonfly’s historical operating experience; (ii) incorporate relevant trends, such as the increasing momentum of lead-acid batteries being displaced by lithium-ion batteries and increased adoption of lithium-ion batteries by RV and boat consumers and manufacturers for environmental, performance, safety, total cost of ownership benefits, and other reasons; and (iii) reflect related planned activities to drive Dragonfly’s product sales in existing and new markets (including through efforts described below) where lead-acid batteries remain the primary source of deep cycle storage;
●	OEM revenue is forecasted to grow to approximately $37 million in 2022 and $93 in 2023 representing year-over-year growth of more than 350% in 2022 and 150% in 2023, primarily based on increasing sales to RV OEM customers with whom Dragonfly has existing relationships and reflecting (i) increased OEM purchases in anticipation of increased end customer demand for lithium-ion batteries as original equipment, as customers continue to displace lead-acid battery solutions with lithium-ion battery products; (ii) an increase in the number of RV models where the respective OEMs design in Dragonfly’s batteries as a “standard” rather than an “optional” feature, an emerging trend within the RV industry; and (iii) growth in aftermarket sales through the various OEM dealer networks where Dragonfly’s products are featured (in some cases exclusively) and stocked for after-market RV service and lead-acid replacement, consistent with trends the Company benefitted from in its DTC business;
●	DTC revenue is forecasted to grow to approximately $78 million in 2022 and $162 million in 2023 representing year-over-year growth of more than 11% in 2022 and 100% in 2023 primarily based on (i) increased penetration within existing markets in line with historical performance and the trend of lithium-ion batteries increasingly replacing lead acid batteries; (ii) increased sales and marketing investments, which are forecasted to grow by more than 50% in 2022 and more than 120% in 2023, targeting new adjacent markets where lead acid batteries remain the incumbent technology; and (iii) the introduction of new lithium-ion battery products, such as new form factors, higher voltage batteries and other product features, to address both existing and new market opportunities; and
●	DTC revenue growth is also expected to benefit from increased accessory sales as (i) Dragonfly further develops its full-system design expertise; (ii) Dragonfly expands its accessory and product offerings to include a more comprehensive listing of third-party components; (iii) customers increasingly demand more sophisticated systems, rather than simple drop-in replacement (in each case, enabling Dragonfly to sell the additional components needed for a full storage solution).
●	Gross Margin: expected to remain relatively stable compared to historic periods at approximately 35 – 40% as fixed cost absorption increases with higher revenue, and manufacturing efficiencies (including additional automation efforts) help to lower overall production costs, somewhat offset by an increase in lower margin OEM sales, higher material and logistics costs, and third-party sourced accessory sales.
●	Gross Profit: expected to increase in line with increased sales and benefits from manufacturing efficiencies and platform scale.
●	Adjusted EBITDA and Adjusted EBITDA Margin: each expected to increase in line with increased revenue and scale, somewhat offset by higher operating expenses across the major expense categories as Dragonfly continues to expand its operations to support its revenue growth.
●	Manufacturing efficiencies: to improve production efficiency, Dragonfly intends to continue to introduce additional automation functions into its manufacturing and assembly processes.
●	Manufacturing facility: Dragonfly’s 99,000 square foot production facility (occupied since mid-2021) currently houses two production lines with plans to introduce an additional production line over the next two to three years to meet expected increases in unit demand, with additional capacity available as needed.

●	Cell supply: Dragonfly has opted to purchase its lithium-ion battery cells from two carefully selected cell manufacturers in China. Doing so, to date, has enabled Dragonfly to manage inventory and lead-times in anticipation of future needs and offset potential cell manufacturer cost increases with volume-based purchase discounts. An inability to timely and cost effectively source cell supplies could adversely impact Dragonfly’s revenue and margins.
●	Solid-state technology: over the last decade, Dragonfly has made significant investments to develop its solid-state battery technology and position the Company to manufacture and market its own solid-state lithium-ion battery cells and battery packs. The Financial Projections reflect related investments intended to support (i) continued optimization of Dragonfly’s solid-state chemistry and (ii) construction of an initial pilot production manufacturing line. The Financial Projections do not include any contribution from solid-state cell or battery sales, with these future sales subject to successful related technology development and production process advancement efforts. At this time, it is impracticable to provide a meaningful estimate of potential solid-state battery sales. However, a significant element of the potential transaction consideration consists of up to 25 million Earnout Shares payable only if related trading price targets of $22.50 prior to December 31, 2026 and/or $32.50 prior to December 31, 2028 are met (in addition to 15 million Earnout Shares issuable upon Dragonfly meeting certain revenue or income thresholds for fiscal year 2023). We believe that meeting these trading price targets is unlikely to occur unless Dragonfly successfully develops its solid-state technology and solid-state battery sales prospects.

The assumptions and estimates underlying the Financial Projections are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus.

Neither Chardan nor Dragonfly generally publishes its business plans and strategies or makes external disclosures of its anticipated financial condition or results of operations. Chardan and Dragonfly have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither Chardan, Dragonfly nor any of their respective representatives or advisers makes any representation to any person with regard to the ultimate performance of Chardan, Dragonfly or New Dragonfly.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Chardan is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Chardan and Dragonfly adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of Chardan was derived from the unaudited financial statements of Chardan as of June 30, 2022 and for the six months ended June 30, 2022 and the audited financial statements of Chardan as of December 31, 2021, included elsewhere in this proxy statement/prospectus. The historical financial information of Dragonfly was derived from the unaudited financial statements of Dragonfly as of June 30, 2022 and for the six months ended June 30, 2022 and the audited financials statements of Dragonfly as of December 31, 2021, included elsewhere in this proxy statement/prospectus. Such unaudited pro forma financial information has been prepared on a basis consistent with the audited financial statements of Chardan and Dragonfly, respectively, and should be read in conjunction with the audited historical financial statements and related notes, each of which is included elsewhere in this proxy statement/prospectus. This information should be read together with Chardan’s and Dragonfly’s financial statements and related notes, the sections titled “Chardan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Dragonfly’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Chardan is treated as the “acquired” company for financial reporting purposes. Dragonfly has been determined to be the accounting acquirer because Dragonfly, as a group, will retain a majority of the outstanding shares of New Dragonfly as of the closing of the Business Combination, they have nominated five of the seven members of the board of directors as of the closing of the Business Combination, Dragonfly’s management will continue to manage New Dragonfly and Dragonfly’s business will comprise the ongoing operations of New Dragonfly.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 assumes that the Business Combination and related transactions occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2021. Chardan and Dragonfly have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Business Combination and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information

Description of the Business Combination

On May 15, 2022, Chardan entered into an Agreement and Plan of Merger (as amended on July 12, 2022, the “Business Combination Agreement,” and together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”) with CNTQ2 Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Chardan (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”). Pursuant to the terms of the Business Combination Agreement, a business combination between Chardan and Dragonfly will be effected through the merger of Merger Sub with and into Dragonfly, with Dragonfly surviving the merger as a wholly owned subsidiary of Chardan (the “Merger”).

At the closing of the Business Combination, the total consideration received by Dragonfly Equity Holders (shares and options) from Chardan will have an aggregate deemed value equal to $415,000,000, payable, in the case of Dragonfly Equity Holders, solely in new shares of Common Stock. The new shares of Common Stock will be deliverable to Dragonfly Equity Holders (including to holders of the Dragonfly preferred shares to be converted to common shares) and will be allocated pro rata between the holders of Dragonfly common stock and options to acquire Dragonfly common stock contingent upon, the Closing. Based on the number of shares of Dragonfly common stock outstanding as of June 30, 2022 (together, solely for the purposes of this calculation, with additional Dragonfly shares issued upon exercise of Dragonfly Convertible Preferred Stock) on a fully-diluted and as-converted basis, taking into account the assumptions further described below, Dragonfly Stockholders will receive an estimated 38,200,000 shares of Common Stock.

Following the closing of the Business Combination, former holders of shares of Dragonfly common stock (including shares received as a result of the Dragonfly Preferred Stock Conversion) will be entitled to receive their pro rata share of up to 40,000,000 additional Earnout Shares of Common Stock. The Earnout Shares will be issuable in three tranches. The first tranche of 15,000,000 shares is issuable if New Dragonfly’s 2023 total audited revenue is equal to or greater than $250 million and New Dragonfly’s 2023 audited operating income is equal to or greater than $35 million. The second tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of at least $22.50 on or prior to December 31, 2026 and the third tranche of 12,500,000 is issuable upon achieving a volume-weighted average trading price threshold of at least $32.50 on or prior to December 31, 2028. To the extent not previously earned, the second tranche is issuable if the $32.50 price target is achieved by December 31, 2028.

Dragonfly accounts for the Earnout Shares as either equity-classified or liability-classified instruments based on an assessment of the Earnout Shares specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, as defined below. Dragonfly has preliminarily determined that the Earnout Shares are indexed to New Dragonfly’s stock and is therefore not precluded from equity classification. Such accounting determination will be assessed at each financial statement reporting date to determine whether equity classification remains appropriate. The pro forma value of the Earnout Consideration was estimated utilizing a Monte Carlo simulation model. The significant assumptions utilized in estimating the fair value of Earnout Consideration include the following: (1) our Common Stock price of $10.00; (2) risk-free rate of 4.43%; (3) projected revenue and EBITDA of $255,100,000 and $41,000,000 respectively; (4) expected volatility of future annual revenue and future annual EBITDA of 37.0% and 61.0% respectively; (5) discount rates ranging from 3.4%-6.8%; and (6) expected probability of change in control of 15.0%. Estimates are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time. The accounting treatment of the Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. The preliminary fair value of the Earnout Shares is $271.7 million.

The accounting treatment of the Earnout Shares is expected to be recognized at fair value upon the closing of the Business Combination and classified in stockholders’ equity. The preliminary fair value of the Earnout Shares is $271.7 million. Because the Business Combination is accounted for as a reverse recapitalization, the issuance of the Earnout Shares will be treated as a deemed dividend and since New Dragonfly will not have retained earnings on a pro forma basis, the issuance will be recorded within additional-paid-in-capital. The unaudited pro forma condensed combined financial information does not reflect pro forma adjustments related to the recognition of these shares because there is no net impact on additional paid-in capital on a pro forma combined basis. We expect to finalize our assessment of the accounting treatment prior to the Closing, if the Earnout Shares are determined to be classified as a liability on the balance sheet then New Dragonfly would recognize subsequent changes in the fair value of such Earnout Shares recognized as a gain or loss at each reporting period during the earnout period, pursuant to the provisions of Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”).

Charter Amendment

On August 5, 2022, in connection with the Charter Amendment, 9,556,652 shares of Chardan common stock were redeemed, resulting in the distribution of $97,194,950 from the Trust Account to the redeeming stockholders. Following such redemptions, approximately $31,460,579 million remains in the Trust Account and 6,255,848 shares of Common Stock will remain issued and outstanding.

On August 8, 2022, Chardan announced that it was extending the time available to the Company to consummate its initial business combination for an additional one (1) month from August 13, 2022 to September 13, 2022 (“Extension No. 1”). Extension No. 1 provides the Company with additional time to complete its proposed business combination with Dragonfly. Extension No. 1 is the first of up to three (3) one-month extensions permitted under the Company’s Second A&R Charter.

Subscription Agreement

In connection with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor pursuant to which the Sponsor has agreed to purchase, and Chardan has agreed to sell to the Sponsor 500,000 shares of Chardan common stock, for a purchase price of $10.00 per share and an aggregate purchase price of $5 million. Although Chardan Capital Market’s obligation may be reduced by the number of Chardan shares, if any, purchased by the Sponsor on the open market and not redeemed at closing, the pro forma financial information set forth herein assumes no such reduction. The purchase obligations under the Subscription Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Business Combination Agreement.

The Term Loan

Also in connection with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into the Commitment Letter with the Initial Term Loan Lenders committing to provide $75 million in principal amount of Term Loan. In connection with the Term Loan, the Term Lenders will receive the Penny Warrants (in respect of 3.6% of Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date) and the $10 Warrants (in respect of 1,600,000 shares of Common Stock). The obligations of the Term Loan Lenders to provide such financing under the Debt Commitment Letter are subject to the negotiation of definitive documentation in respect of this financing and a number of specified conditions. Management expects to finalize the anticipated accounting treatment of the Term Loan and associated warrants upon the execution of the definitive documentation.

Equity Facility

Concurrently with the execution of the Business Combination Agreement, Chardan, Dragonfly, and the Equity Facility Investor entered into an equity facility letter agreement (or such other affiliate investor as it may designate, the “Equity Facility Letter Agreement”), pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) prior to the Closing Date to establish a committed equity facility (the “Equity Facility”). The Equity Facility Definitive Documentation will reflect the terms in the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to, on the terms of and subject to the satisfaction of the conditions to be set forth in the Equity Facility Definitive Documentation, including the filing and effectiveness of a registration statement registering the resale by the Equity Facility Investor of the shares of New Dragonfly Common stock issued to it under the Equity Facility Definitive Documentation. New Dragonfly will have the right from time to time at its option to direct the “Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility. The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering. As consideration for providing such commitment, New Dragonfly has agreed to issue the Equity Facility Commitment Shares having a value of $1 million based on the volume-weighted average trading price of New Dragonfly common stock for the five-day period immediately preceding the earlier of (a) the thirtieth (30th) trading day following the Closing and (b) the first date of effectiveness of the Registration Statement. The Equity Facility Commitment Shares to be issued after the Closing are not reflected below.

The pro forma adjustments giving effect to the Business Combination and related transactions are summarized below, and are discussed further in the footnotes to these unaudited pro forma condensed combined financial statements:

●	the consummation of the Business Combination and reclassification of cash held in Chardan’s Trust Account to cash and cash equivalents, net of redemptions (see below);
●	the Charter Amendment;
●	the consummation of the Subscription Agreements;
●	the consummation of the Term Loan;
●	the repayment of existing debt; and
●	the accounting for certain offering costs and transaction costs incurred by both Chardan and Dragonfly.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of shares of Chardan ordinary shares:

●	Assuming Minimum Redemptions: This scenario assumes that no additional public stockholders of Chardan exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.
●	Assuming Maximum Redemptions: This scenario assumes that 3,093,348 shares of Chardan common stock subject to redemption are redeemed for an aggregate payment of approximately $31.7 million (based on an estimated per share redemption price of approximately $10.24 that was calculated using the $31.7 million of cash in the Trust Account divided by 3,093,348 Chardan shares of Common Stock subject to redemption assuming the pro forma maximum redemption scenario pursuant to the Business Combination Agreement).

The following summarizes the pro forma ownership of common stock of Chardan following the Business Combination, the PIPE Investment, the Equity Facility and the Term Loan under both the minimum redemption and maximum redemption scenarios:

	Assuming		Assuming
	Minimum		Maximum
	Redemptions		Redemptions
	(Shares)%		(Shares)%
Dragonfly existing shareholders(1)(2)	38,189,691	81.8%	38,189,691	87.9%
Chardan existing public stockholders(3)(4)	3,093,348	6.6%	—	—%
Initial Stockholders(5)(6)	3,662,500	7.9%	3,662,500	8.4%
Term Loan Lender(7)	1,708,901	3.7%	1,593,498	3.7%
Pro forma Common Stock(8)	46,654,440	100.0%	43,445,689	100.0%
(1)	Excludes 40,000,000 Earnout Shares of Common Stock as the earnout contingencies have not yet been met.
(2)	Includes shares of Dragonfly common stock issued pursuant to the THOR Investment.
(3)	Excludes 9,487,500 shares of Common Stock underlying the public warrants.
(4)	Reflects the redemption of 9,556,652 public shares in connection with the Charter Amendment.
(5)	Excludes 4,627,858 shares of Common Stock underlying the private warrants.
(6)	Includes 500,000 shares of Common Stock purchased by the Sponsor pursuant to the PIPE Subscription Agreement for a purchase price of $10.00 per share and an aggregate purchase price of $5,000,000.
(7)	Includes 1,708,901 and 1,593,498 shares of Common Stock underlying the Penny Warrants under a Minimum Redemption and Maximum Redemption scenario, respectively, due to their nominal exercise price. The Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares of Common Stock post closing. For purposes of such calculation, ownership of Common Stock “on a fully diluted basis” includes (i) all outstanding Common Stock, (ii) shares of Common Stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to Common Stock on an as-converted to Common Stock basis, and (iii) all shares of Common Stock subject to outstanding options. Excludes 1,600,000 shares of Common Stock underlying the $10 Warrants.
(8)	Excludes shares of common stock issuable pursuant to the Equity Facility after Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2022

(in thousands, except share and per share amounts)

	CNTQ (Historical)	Dragonfly (Historical)	THOR Investment (Note 3)		Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)
ASSETS
Current assets:
Cash and cash equivalents	$350	$1,055	$15,000	A	$31,661	C	$48,782	$(31,661)	L	$21,121
					77,750	D		4,000	M
					(27,078)	E
					(41,956)	F
					(8,000)	J
Restricted cash	-	3,044	-		(3,044)	F	-	-		-
Accounts receivable	-	4,659	-		-		4,659	-		4,659
Inventory	-	42,268	-		-		42,268	-		42,268
Prepaid expenses and other current assets	231	5,622	-		-		5,853	-		5,853
Prepaid inventory	-	3,153	-		-		3,153	-		3,153
Total current assets	581	59,801	15,000		29,333		104,715	(27,661)		77,054
Investments held in Trust Account	128,611	-	-		(96,950)	B	-	-		-
					(31,661)	C
Deferred issuance costs	-	-	-		1,000	K	1,000	-		1,000
Property and equipment, net	-	8,829	-		-		8,829	-		8,829
Deferred tax asset	-	366	-		-		366	-		366
Operating lease right of use asset	$-	$5,158	$-		$-		$5,158	$-		$5,158
Total assets	$129,192	$74,154	$15,000		$(98,278)		$120,,068	$(27,661)		$92,407

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$317	$15,317	$-		$-		$15,634	$-		$15,634
Customer deposits	-	251	-		-		251	-		251
Notes payable, current portion	-	5,212	-		(5,212)	F	-	-		-
Operating lease liability, current portion	-	1,131	-		-		1,131	-		1,131
Obligation to issue common stock	-	-	-		1,000	K	1,000	-		1,000
Total current liabilities	317	21,911	-		(4,212)		18,016	-		18,016
Operating lease liability, net of current portion	-	4,116	-		-		4,116	-		4,116
Notes payable-non current, net of debt discount	-	34,912	-		52,114	D	50,087	-		50,087
					(2,027)	E
					(34,912)	F
Warrant liabilities	879	-	-		-		879	-		879
Total liabilities	1,196	60,939	-		10,963		73,098	-		73,098
Common stock subject to possible redemption	128,398	-	-		(96,950)	B	-	-		-
					(31,448)	G
Convertible preferred stock	-	2,000	-		(2,000)	H	-	-		-

Stockholders' equity (deficit)
Common stock	1	4	2	A	3	D	45	(3)	L	42
					3	G
					32	H
Additional paid-in capital	-	2,540	14,998	A	25,633	D	51,130	(31,658)	L	19,472
					(25,051)	E
					31,445	G
					1,968	H
					(403)	I
Accumulated (deficit) earnings	(403)	8,671	-		(4,876)	F	(4,205)	4,000	M	(205)
					403	I
					(8,000)	J
Total stockholders' equity (deficit)	(402)	11,215	15,000		21,157		46,970	(27,661)		19,309
Total liabilities, temporary equity and stockholders' equity (deficit)	$129,192	$74,154	$15,000		$(98,278)		$120,068	$(27,661)		$92,407

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2022

(in thousands, except share and per share amounts)

	CNTQ (Historical)	Dragonfly (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Net Sales	$—	$39,925	$—		$39,925	$—	$39,925
Cost of goods sold	—	27,402	—		27,402	—	27,402

Operating expenses:
Formation and operating costs	624	—	—		624	—	624
Franchise tax expense	101	—	—		101	—	101
Research and development	—	1,198	—		1,198	—	1,198
General and administrative	—	7,421	—		7,421	—	7,421
Selling and marketing	—	5,973	—		5,973	—	5,973
Loss from operations	(725)	(2,069)	—		(2,794)	—	(2,794)

Other income (expense):
Interest expense	—	(2,450)	2,450	DD	(6,978)	—	(6,978)
			(6,978)	EE
Loss on disposition of assets	—	(62)	—		(62)	—	(62)
Net gain on investments held in Trust Account	189	—	(189)	AA	—	—	—
Change in fair value of warrant liability	1,157	—	—		1,157	—	1,157
Total other income (expense)	1,346	(2,512)	(4,717)		(5,883)	—	(5,883)
Income (loss) before income taxes	621	(4,581)	(4,717)		(8,677)	—	(8,677)
Income tax benefit	—	(814)	—		(814)	—	(814)
Net income (loss)	$621	$(3,767)	$(4,717)		$(7,863)	$—	$(7,863)

Net income (loss) per share (Note 4):
Weighted average shares outstanding - basic	15,812,500	20,952,757
Net income per share - basic	$0.04	$(0.18)
Weighted average shares outstanding - diluted	15,812,500	20,952,757
Net income per share - diluted	$0.04	$(0.18)
Weighted average shares outstanding - basic and diluted					46,654,440		43,445,689
Net loss per share - basic and diluted					$(0.17)		$(0.18)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share amounts)

			Transaction			Transaction
			Accounting		Pro Forma	Accounting		Pro Forma
			Adjustments		Combined	Adjustments		Combined
			(Assuming		(Assuming	(Assuming		(Assuming
	CNTQ	Dragonfly	Minimum		Minimum	Maximum		Maximum
	(Historical)	(Historical)	Redemptions)		Redemptions)	Redemptions)		Redemptions)
Net Sales	$—	$78,000	$—		$78,000	$—		$78,000
Cost of goods sold	—	48,375	—		48,375	—		48,375
Operating expenses:
Formation and operating costs	292	—	—		292	—		292
Franchise tax expense	66	—	—		66	—		66
Research and development	—	2,689	—		2,689	—		2,689
General and administrative	—	10,621	14,978	BB	33,599	(4,000)	FF	29,599
			8,000	CC
Selling and marketing	—	9,848	—		9,848	—		9,848
(Loss) income from operations	(358)	6,467	(22,978)		(16,869)	4,000		(12,869)
Other income (expense):
Other income	—	1	—		1	—		1
Interest expense	—	(519)	519	DD	(13,117)	—		(13,117)
			(13,117)	EE	—	—		—
Loss on extinguishment of indebtedness	—	—	(4,876)	DD	(4,876)	—		(4,876)
Warrant issuance costs	(19)	—	—		(19)	—		(19)
Loss on sale of private warrants	(1,254)	—	—		(1,254)	—		(1,254)
Net gain on investments held in Trust Account	24	—	(24)	AA	—	—		—
Change in fair value of warrant liability	3,517	—	—		3,517	—		3,517
Total other income (expense)	2,268	(518)	(17,498)		(15,748)	—		(15,748)
Income (loss) before income taxes	1,910	5,949	(40,476)		(32,617)	4,000		(28,617)
Income tax expense	—	1,611	—		1,611	—		1,611
Net income (loss)	$1,910	$4,338	$(40,476)		$(34,228)	$4,000		$(30,228)
Net income (loss) per share (Note 4):
Weighted average shares outstanding – basic	7,732,021	20,101,129
Net income per share – basic	$0.25	$0.15
Weighted average shares outstanding – diluted	7,991,952	21,931,108
Net income per share – diluted	$0.24	$0.13
Weighted average shares outstanding – basic and diluted					46,654,440			43,445,689
Net loss per share – basic and diluted					$(0.73)			$(0.70)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.  Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Chardan will be treated as the “accounting acquiree” and Dragonfly as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Dragonfly issuing shares for the net assets of Chardan, followed by a recapitalization. The net assets of Dragonfly will be stated at historical cost. Operations prior to the Business Combination will be those of Dragonfly.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022 gives effect to the Business Combination and related transactions as if they occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and for the year ended December 31, 2021 give effect to the Business Combination and related transactions as if they occurred on January 1, 2021. These periods are presented on the basis that Dragonfly is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on certain currently available information and certain assumptions and methodologies that Chardan management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Chardan management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Chardan and Dragonfly.

Note 2.  Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Preferred Stock Conversion

Immediately prior to the consummation of the Business Combination, each share of Dragonfly’s pre-merger preferred stock will be converted into one share of Dragonfly common stock. Upon the closing of the Business Combination (after giving effect to the conversion of Dragonfly preferred stock into Dragonfly common stock), all shares of Dragonfly common stock outstanding will be converted into shares of New Dragonfly common stock.

Accounting for Stock Option Conversion

The Company accounts for stock-based compensation arrangements with employees and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options. As of the Effective Time, each Dragonfly option prior to the business combination that is then outstanding will be converted into an option to purchase shares of New Dragonfly common stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, subject to specific terms and conditions. As the Dragonfly postmerger options will contain only service-based vesting conditions, management will recognize the incremental fair value related to the portion of the fully vested post-merger option and subject to service-based vesting conditions as consideration transferred. As there is no change in the terms of the options, management does not expect to recognize any incremental fair value.

Note 3.  Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Chardan has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Chardan and Dragonfly have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Dragonfly’s ordinary shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2021.

THOR Investment

In July 2022, Dragonfly entered into a certain Stock Purchase Agreement with THOR Industries, whereby THOR purchased 1,267,502 shares of Dragonfly common stock for $15,000,000 in cash. The Business Combination Agreement was amended to reflect the increase in consideration to be issued in the business combination as a result of the THOR Investment. The shares issued pursuant to the THOR Investment will convert into 1,500,000 shares of New Dragonfly common stock at the closing of the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2022 are as follows:

Adjustments related to the THOR Investment

A.	Represents cash proceeds of $15.0 million pursuant to the THOR Investment and related Stock Purchase Agreement under which THOR Industries purchased 1,267,502 shares of Dragonfly common stock at a purchase price of $11.8343 per share. The shares issued pursuant to the THOR Investment will convert into 1,500,000 shares of New Dragonfly Common Stock at the closing of the Business Combination.

Transaction Accounting Adjustments

B.	Reflects the redemption payment totaling approximately $97.2 million as a result of the redemption of 9,556,652 Chardan public shares in connection with the Charter Amendment, inclusive of a $0.2 million deposit to the Trust Account, $0.1 million of available interest at August 11, 2022, and net of a $0.1 million tax withdrawal.
C.	Reflects the reclassification of $[31.7] million held in the Trust Account, inclusive of interest earned on the Trust Account, to cash and cash equivalents that becomes available at closing of the Business Combination, assuming minimum redemptions.
D.	Represents cash proceeds of $77.8 million pursuant to the PIPE Investment and the Term Loan. Pursuant to the PIPE Investment an aggregate of 500,000 shares of Chardan common stock is issued at a purchase price of $10.00 per share and an aggregate purchase price of $5.0 million and corresponding offset to additional-paid-in-capital. The Term Loan involves issuance of $75.0 million in principal amount of term loans (with an original issue discount of 3%) and the related issuance of the Term

Loan Lender Warrants (the Penny Warrants and the $10 Warrants) for net proceeds of $72.8 million. Interest will accrue on all outstanding principal amount of the term loans at approximately 12% per annum, partially payable quarterly and paid-in-kind. The Company anticipates that the Term Loan Lender Warrants will be equity-classified, subject to the execution of definitive documentation. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated fair value of the Term Loan Lender Warrants of $28.5 million will be recorded as debt issuance costs offset against the debt with an offset to additional-paid-in capital. The fair value of the Term Loan Lender Warrants was based on a Black-Scholes simulation with key inputs and assumptions such as stock price, term, dividend yield, risk-free rate, and volatility.
E.	Represents estimated transaction costs of $27.1 million in relation to the Business Combination. Certain transaction costs including $8.0 million expected to be incurred by Dragonfly pursuant to a financial advisory agreement with Stifel, and an additional $4.1 million in estimated legal, accounting, and other services related to the Business Combination have been allocated between the following newly issued financial instruments based on their anticipated relative fair values at Closing: shares of Chardan common stock, the Earnout Shares, shares issued pursuant to the Subscription Agreement, the Term Loan, the Penny Warrants and the $10 Warrants. The allocation of these costs resulted in $2.0 million recognized as debt issuance costs offset against the Term Loan, and $10.1 million recognized as equity issuance costs offset to additional paid-in capital. Chardan and Dragonfly continue to evaluate eligible costs that may need to be allocated to the respective instruments issued or assumed pursuant to the Business Combination. Chardan expects to incur an estimated $15.0 million, inclusive of $4.4 million pursuant to a Business Combination Marketing Agreement with Chardan Capital Markets, $1.2 million and $2.7 million expected to be incurred pursuant to financing commitment fee agreements with Chardan Capital Markets and Stifel, respectively, $3.0 million in estimated legal costs, and $3.7 million of printing, legal, insurance, and accounting services including the Duff & Phelps fairness opinion, all of which are expensed and recognized to Chardan’s accumulated deficit and reclassified to additional paid-in capital at Closing to reflect the reclassification of Chardan’s historical accumulated deficit.
F.	Represents repayment of outstanding principal indebtedness of Dragonfly totaling $45.0 million and the write off of unamortized debt discount totaling $4.9 million.
G.	Reflects the reclassification of approximately $31.4 million of Common Stock subject to possible redemption to permanent equity.
H.	Represents recapitalization of Dragonfly’s outstanding equity as a result of the reverse recapitalization and the issuance of Common Stock to Dragonfly Equity Holders as consideration for the reverse recapitalization.
I.	Reflects the reclassification of Chardan’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.
J.	Represents estimated transaction bonus payments to certain Dragonfly executives. The bonus payments are contingent on the cash remaining after the Business Combination after the payment of transaction expenses and repayment of existing indebtedness of Dragonfly, as well as the amount of public warrants exercised following completion of the Business Combination. The transaction bonuses are estimated to total $8.0 million under the Minimum Redemptions scenario. Transaction bonuses under the Maximum Redemptions scenario are estimated to be $4.0 million.
K.	Represents an obligation to issue shares of New Dragonfly common stock approximately 30 days after Closing and having a value of $1 million as commitment consideration for the Equity Facility.
L.	Reflects a scenario in which 3,093,348 Public Shares are redeemed in connection with the Business Combination, for aggregate payments to redeeming Public Shareholders of $[31.7] million (assuming a redemption price of $10.24 per share), allocated to Common Stock and additional paid-in capital using par value $0.001 per share.
M.	Represents adjustment to the estimated transaction bonus payments to certain Dragonfly executives under the Maximum Redemptions scenario. Refer to Adjustment H.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 are as follows:

AA.	Reflects elimination of investment income on the Trust Account.
BB.	Reflects the estimated transaction costs of approximate $15.0 million as if incurred on January 1, 2021, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.
CC.	Represents estimated transaction bonus payments to certain Dragonfly executives. The bonus payments are contingent on the cash balance after the Business Combination after the payment of transaction expenses and repayment of existing indebtedness of Dragonfly. The transaction bonuses are estimated to total $8.0 million under the Minimum Redemptions scenario. Transaction bonuses under the Maximum Redemptions scenario are estimated to be $4.0 million.
DD.	Represents the elimination of interest expense recognized on existing Dragonfly indebtedness and the recognition of a loss on extinguishment of existing Dragonfly indebtedness as if the Business Combination closed, and the indebtedness was settled, on January 1, 2021 (see adjustment D).
EE.	Represents the recognition of interest expense on the Term Loan as if the facility was executed on January 1, 2021, consisting of $4.5 million and $9.0 million of interest expense for the six months ended June 30, 2022 and the year ended December 31, 2021, respectively, calculated using a SOFR floor of 1.00% plus 11.00% per annum (based on a range of 10.00% - 12.00% as specified in the Term Loan agreement), and $2.5 million and $4.1 million of amortization of debt issuance costs related to the Term Loan for the for the six months ended June 30, 2022 and the year ended December 31, 2021, respectively. The amortization of debt issuance costs was calculated using an effective interest rate of 25.3% based on an estimated initial book value of the Term Loan of $50.1 million after deducting the proceeds allocated to the Term Loan Lender Warrants of $20.6 million, allocated transaction costs of $2.0 million, and a $2.3 million original issue discount (or 3% of proceeds).
FF.	Represents adjustment to the estimated transaction bonus payments to certain Dragonfly executives under the Maximum Redemptions scenario. Refer to Adjustment CC.

Note 4.  Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2021. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared to present two alternative scenarios with respect to redemption of Common Stock by Chardan Public Stockholders at the time of the Business Combination for the six months ended June 30, 2022 and for the year ended December 31, 2021:

	Six Months Ended		Year Ended
	June 30, 2022(1)		December 31, 2021(1)
	Assuming	Assuming	Assuming	Assuming
	Minimum	Maximum	Minimum	Maximum
	Redemptions	Redemptions	Redemptions	Redemptions
Pro forma net loss	$(7,863)	$(7,863)	$(34,228)	$(34,228)
Weighted average shares outstanding – basic and diluted(2)	46,654,440	43,445,689	46,654,440	43,445,689
Pro forma net loss per share – basic and diluted	$(0.17)	$(0.18)	$(0.73)	$(0.70)
Excluded securities:(3)
Earnout Shares	40,000,000	40,000,000	40,000,000	40,000,000
Public Warrants	9,487,500	9,487,500	9,487,500	9,487,500
Private Warrants	4,627,858	4,627,858	4,627,858	4,627,858
Dragonfly Options	4,075,348	4,075,348	4,075,348	4,075,348
$10 Warrants	1,600,000	1,600,000	1,600,000	1,600,000
(1)	Pro forma income (loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)	Includes 1,708,901 and 1,593,498 shares of Common Stock underlying the Penny Warrants under a Minimum Redemption and Maximum Redemption scenario, respectively, due to their nominal exercise price. The Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares of Common Stock post closing. For purposes of such calculation, ownership of Common Stock “on a fully diluted basis” includes (i) all outstanding Common Stock, (ii) shares of Common Stock issuable upon conversion of outstanding convertible bonds, preferred stock and other securities convertible to Common Stock on an as-converted to Common Stock basis, and (iii) all shares of Common Stock subject to outstanding options. Excludes shares of common stock issuable after Closing pursuant to the Equity Facility.
(3)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or the issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

DRAGONFLY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Dragonfly’s Selected Historical Financial Information” section of this proxy statement/prospectus and our financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Dragonfly’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Unless context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Dragonfly prior to the Business Combination.

Overview

Founded in 2012 and based in Reno, Nevada, we are a manufacturer of non-toxic deep cycle lithium-ion batteries that are designed to displace lead acid batteries in a number of different storage applications and end markets including recreational vehicle (“RV”), marine vessel, and solar and off-grid industries, with disruptive solid-state cell technology currently under development. Our mission is to develop technology to deliver environmentally impactful and affordable solutions for energy storage to everyone globally.

Since 2018, we have sold over 165,000 batteries. For the six months ended June 30, 2021 and 2022, we sold 37,226 and 41,976 batteries, respectively, and had $39.0 million and $39.9 million in net sales, respectively. For the years ended December 31, 2020 and 2021, we sold 51,434 and 74,652 batteries, respectively, and had $47.2 million and $78.0 million in net sales, respectively. We currently offer a line of batteries across our “Battle Born” and “Dragonfly” brands, each differentiated by size, power and capacity, consisting of eight different models, four of which come with a heated option. We primarily sell “Battle Born” branded batteries directly to consumers and “Dragonfly” branded batteries to OEMs.

Our increased total sales reflects a combination of: increasing direct-to-consumer and distributor sales of batteries for RV applications; expanding into the marine vessels and off-grid storage markets with related direct-to-consumer and distributor sales; increasing sales of batteries to RV OEMs; and reselling accessories for battery systems. Our RV OEM customers currently include Keystone, THOR, Airstream, and REV, and we are in ongoing discussions with a number of additional RV OEMs to further increase adoption of our products. Related efforts include seeking to have RV OEMs “design in” our batteries as original equipment and entering into arrangements with members of the various OEM dealer networks to stock our batteries for service and for aftermarket replacement sales.

We currently source the LFP cells incorporated into our batteries from a limited number of carefully selected suppliers that can meet our demanding quality standards and with whom we have developed long-term relationships.

To supplement our battery offerings, we are also a reseller of accessories for battery systems. These include chargers, inverters, monitors, controllers and other system accessories from brands such as Victron Energy, Progressive Dynamics, Magnum Energy and Sterling Power.

In addition to our conventional LFP batteries, our experienced research and development team, headed by our co-founder and CEO, is currently developing the next generation of LFP solid-state cells. Since our founding, we have been developing proprietary solid-state cell technology and manufacturing processes for which we have issued patents and pending patent applications, where appropriate. Solid-state technology eliminates the use of a liquid electrolyte, which addresses the residual heat and flammability issues arising from traditional lithium-ion batteries. The unique competitive advantage of our solid-state battery cell is highlighted by our dry deposition technology, which completely displaces the need for toxic solvents in the manufacturing process and allows for the rapid and scalable production of solid-state cells having an intercalation anode, like graphite or silicon. Other solid-state technology companies are focused on a denser lithium metal anode, which tends to form icicle-like dendrites inside the cell and lacks the cyclability of an intercalation anode. Our design allows for a much safer, more efficient cell that we believe will be a key differentiator in the energy storage market. Additionally, our internal production of solid-state cells will streamline our supply chain, allowing us to vertically integrate our cells into our batteries, thereby lowering our production costs as a result of our proprietary cost-effective manufacturing processes.

The Business Combination

At Closing of the Business Combination, all (i) shares of Dragonfly common stock (after giving effect to the conversion of Dragonfly preferred stock into Dragonfly common stock pursuant to Dragonfly’s governing documents) and (ii) options to acquire shares of Dragonfly common stock (as defined below and as described further in the immediately succeeding paragraph), in each case outstanding as of immediately prior to the Closing, will be cancelled in exchange for the right to receive shares of New Dragonfly common stock or assumed and converted into options to acquire shares of New Dragonfly common stock totaling 41,500,000 shares (at a deemed value of $10.00 per share).

Further, as a result of the Merger, existing holders of Dragonfly capital stock will have the right to receive, up to an aggregate of 40,000,000 Earnout Shares in three tranches and payable based on the achievement of specified audited financial milestones in 2023 and specified post-Closing volume-weighted average trading price thresholds for New Dragonfly common stock.

In addition to amounts remaining in Chardan’s trust account after giving effect to redemptions, financing to fund the Business Combination will include the PIPE Investment and the Term Loan. Approximately $45 million of such proceeds will be used to repay the $45 million fixed rate senior notes we issued in November 2021. In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly have agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date to establish the $150,000,000 Equity Facility.

As consideration for providing the Term Loan, in addition to agreed commitment fees, the Term Loan Lenders will receive the Penny Warrants exercisable to purchase 3.6% of New Dragonfly’s common stock on a fully diluted basis, calculated as of the Closing Date, and the $10 Warrants exercisable for 1,600,000 shares of New Dragonfly common stock. As consideration for its Equity Facility commitment, post-Closing the Equity Facility Investor will be issued the Equity Facility Commitment Shares having a value of $1 million determined based on the applicable trading price at the time of issuance.

The Debt Commitment Letter and Equity Facility Letter Agreement have been agreed in connection with the Term Loan and Equity Facility, respectively. The availability of these facilities is subject to the negotiation and execution of related definitive documentation, customary funding conditions and closing of the Business Combination. For further details on the Business Combination, see the section entitled, “Proposal No. 1 — The Business Combination Proposal”.

Accounting Treatment for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. generally accepted accounting principles. Under this method of accounting, Chardan is treated as the “acquired” company for financial reporting purposes. Dragonfly has been determined to be the accounting acquirer because Dragonfly, as a group, will retain a majority of the outstanding shares of New Dragonfly as of the closing of the Business Combination, they have nominated five of the seven members of the board of directors as of the closing of the Business Combination, Dragonfly’s management will continue to manage New Dragonfly and Dragonfly’s business will comprise the ongoing operations of New Dragonfly.

Key Factors Affecting Dragonfly’s Results of Operations

Our financial position and results of operations depend to a significant extent on the following factors:

End Market Consumers

The demand for our products ultimately depends on demand from consumers in our current end markets. We generate sales through (1) direct sales to consumers (“DTC”) and (2) through OEMs, particularly in the RV market.

An increasing proportion of our sales has been and is expected to continue to be derived from sales to RV OEMs, driven by continued efforts to develop and expand sales to RV OEMs with whom we have longstanding relationships. Our RV OEM sales have been on a purchase order basis, without firm revenue commitments, and we expect that this will likely continue to be the case. Therefore, future RV OEM sales will be subject to risks and uncertainties, including the number of RVs these OEMs manufacture and sell, which in turn may be driven by the expectations these OEMs have around end market consumer demand.

Demand from end market consumers is impacted by a number of factors, including travel restrictions (as a result of COVID-19 or otherwise), fuel costs and energy demands (including an increasing trend towards the use of green energy), as well as overall macro-economic conditions. Sales of our batteries have also benefited from the increased adoption of the RV lifestyle and the demand for additional appliances and electronics in RVs during the COVID-19 pandemic. However, in recent months rising fuel costs and other macro-economic conditions have shifted decisions taken by end market consumers around spending. We have also experienced delays and disruptions in our supply chain, as well as labor shortages and shutdowns, which disrupted the production of our batteries and impacted our ability to keep up with customer demand. In addition, the spreading of the virus may make it more difficult for us to find alternative suppliers due to the high concentration of such suppliers located in China.

Our strategy includes plans to expand into new end markets that we have identified as opportunities for our LFP batteries, including industrial, specialty and work vehicles, material handling, solar integration, and emergency and standby power, in the medium term, and data centers, telecom, rail and distributed on-grid storage in the longer term. We believe that our current LFP batteries and, eventually, our solid-state batteries, will be well-suited to supplant traditional lead-acid batteries as a reliable power source for the variety of low power density uses required in these markets (such as powering the increasing number of on-board tools needed in emergency vehicles). The success of this strategy requires (1) continued growth of these addressable markets in line with our expectations and (2) our ability to successfully enter these markets. We expect to incur significant marketing costs understanding these new markets, and researching and targeting customers in these end markets, which may not result in sales. If we fail to execute on this growth strategy in accordance with our expectations, our sales growth would be limited to the growth of existing products and existing end markets.

Supply

We currently rely on two carefully selected cell manufacturers located in China, and a single supplier, also located in China, to manufacture our proprietary battery management system, and we intend to continue to rely on these suppliers going forward. Our close working relationships with our China-based LFP cell suppliers, reflected in our ability to (x) increase our purchase order volumes (qualifying us for related volume-based discounts) and (y) order and receive delivery of cells in anticipation of required demand, has helped us moderate increased supply-related costs associated with inflation, currency fluctuations and U.S. government tariffs imposed on our imported battery cells and to avoid potential shipment delays. To mitigate against potential adverse production events, we opted to build our inventory of key components, such as battery cells. In connection with these stockpiling activities, we experienced a significant increase in prepaid inventory compared to prior periods as suppliers required upfront deposits in response to global supply chain disruptions.

As a result of our battery chemistry and active steps we have taken to manage our inventory levels, we have not been subject to the shortages or price impacts that have been present for manufacturers of nickel manganese cobalt and nickel cobalt aluminum batteries. As we look toward the production of our solid-state cells, we have signed a Memorandum of Understanding with a lithium mining company located in Nevada for the supply of lithium, which we expect will enable us to further manage our cost of goods.

Product and Customer Mix

Our product sales consist of sales of eight different models of LFP batteries, along with accessories for battery systems (individually or bundled). These products are sold to different customer types (e.g., consumers, OEMs and distributors) and at different prices and involve varying levels of costs. In any particular period, changes in the mix and volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of goods sold. The price of our products may also increase as a result of increases in the cost of components due to inflation, currency fluctuations and tariffs. OEM sales typically result in lower average selling prices and related margins, which could result in margin erosion, negatively impact our growth or require us to raise our prices. However, this reduction is typically offset by the benefits of increased sales volumes. Sales of third-party sourced accessories (whether sold individually or as part of a bundle) typically have lower related margin. We expect DTC accessory sales to increase as we further develop full-system design expertise and product offerings and consumers increasingly demand more sophisticated systems, rather than simple drop-in replacement In addition to the impacts attributable to the general sales mix across our products and accessories, our results of operations are impacted by the relative margins of products sold. As we continue to introduce new products at varying price points, our overall gross margin may vary from period to period as a result of changes in product and customer mix.

Production Capacity

All of our battery assembly currently takes place at our 99,000 square foot headquarters and manufacturing facility located in Reno, Nevada. We currently operate two LFP battery production lines. Consistent with our operating history, we plan to continue to automate additional aspects of our battery production lines. Our existing facility has the capacity to add four additional LFP battery production lines and construct and operate a pilot production line for our solid-state cells, all designed to maximize the capacity of our manufacturing facility. Although our automation efforts are expected to reduce our costs of goods, we may not fully recognize the anticipated savings when planned and could experience additional costs or disruptions to our production activities.

Competition

We compete with traditional lead-acid battery manufacturers and lithium-ion battery manufacturers, who primarily either import their products or components or manufacture products under a private label. As we continue to expand into new markets, develop new products and move towards production of our solid-state cells, we will experience competition with a wider range of companies. These competitors may have greater resources than we do, and may be able to devote greater resources to the development of their current and future technologies. Our competitors may be able to source materials and components at lower costs, which may require us to evaluate measures to reduce our own costs, lower the price of our products or increase sales volumes in order to maintain our expected levels of profitability.

Research and Development

Our research and development is primarily focused on the advanced manufacturing of solid-state lithium-ion batteries using an LFP catholyte, a solid electrolyte and an intercalation-based anolyte (intercalation being the reversible inclusion of a molecule or ion into layered solids). The next stage in our technical development is to construct the battery to optimize performance and longevity to meet and exceed industry standards for our target storage markets. Ongoing testing and optimizing of more complicated batteries incorporating layered pouch cells will assist us in determining the optimal cell chemistry to enhance conductivity and increase the number of cycles (charge and discharge) in the cell lifecycle. This is expected to require significant additional expense, and we may use the funds available to us following Closing to continue these research and development efforts.

Components of Results of Operations

Net Sales

Net sales is primarily generated from the sale of our LFP batteries to OEMs and consumers, as well as chargers and other accessories, either individually or bundled.

Cost of Goods Sold

Cost of goods sold includes the cost of cells and other components of our LFP batteries, labor and overhead, logistics and freight costs, and depreciation and amortization of manufacturing equipment.

Gross Profit

Gross profit, calculated as net sales less cost of goods sold, may vary between periods and is primarily affected by various factors including average selling prices, product costs, product mix, customer mix and production volumes.

Operating Expenses

Research and development

Research and development costs include personnel-related expenses for scientists, experienced engineers and technicians as well as the material and supplies to support the development of new products and our solid-state technology. As we work towards completing the development of our solid-state lithium-ion cells and the manufacturing of batteries that incorporate this technology, we anticipate that research and development expenses will increase significantly for the foreseeable future as we continue to invest in product development and optimizing and producing solid-state cells.

General and administrative

General and administrative costs include personnel-related expenses attributable to our executive, finance, human resources, and information technology organizations, certain facility costs, and fees for professional services.

Selling and marketing

Selling and marketing costs include personnel-related expenses, as well as trade show, industry event, marketing, customer support, and other indirect costs. We expect to continue to make the necessary sales and marketing investments to enable the execution of our strategy, which includes expanding into additional end markets.

Total Other Income (Expense)

Other income (expense) consists primarily of interest expense and debt issuance costs.

Results of Operations for the Six Months Ended June 30, 2022 and 2021

The following table sets forth our results of operations for the six months ended June 30, 2022 and 2021. This data should be read together with our unaudited financial statements and related notes included elsewhere in this proxy statement/prospectus, and is qualified in its entirety by reference to such financial statements and related notes.

	Six months ended
	June 30,
		% Net		% Net
	2022	Sales	2021	Sales
	(in thousands)
Net Sales	$39,925	100.0	$38,973	100.0
Cost of Goods Sold	27,402	68.6	22,939	58.9
Gross profit	12,523	31.4	16,034	41.1
Operating expenses
Research and development	1,198	3.0	1,196	3.1
General and administrative	5,973	15.0	4,213	10.8
Sales and marketing	7,421	18.6	5,393	13.8
Total Operating expenses	14,592	36.5	10,802	27.7
(Loss) Income From Operations	(2,069)	(5.2)	5,232	13.4
Other (Expense) Income
Interest (Expense) Income	(2,450)	(6.1)	—	—
Loss on Disposition of Assets	(62)	(0.2)	62	0.2
Total Other (Expense) Income	(2,512)	(6.3)	62	0.2
(Loss) Income Before Taxes	(4,581)	(11.5)	5,294	13.6
(Benefit) Provision for Income Tax	(814)	(2.0)	1,117	2.9
Net (Loss) Income	$(3,767)	(9.4)	$4,177	10.7

	Six months ended June 30,
	2022	2021

	(in thousands)
Retailer	24,885	29,582
Distributor	4,621	4,078
DTC	29,506	33,660
% Net Sales	73.9	86.4
OEM	10,419	5,313
% Net Sales	26.1	13.6
Net Sales	$39,925	$38,973

Net Sales

Net sales increased by $1.0 million, or 2.4%, to $39.9 million for the six months ended June 30, 2022, as compared to $39.0 million for the six months ended June 30, 2021. This increase was primarily due to an increase in battery sales to OEM customers, partially offset by a decline in DTC revenue. For the six months ended June 30, 2022, OEM revenue increased by $5.1 million as a result of increased customer adoption by OEM customers of the Company’s battery solutions leading to higher unit volumes and an increase in the total number of OEM customers. DTC revenue decreased by $4.2 million compared to the six months ended June 30, 2021, primarily due to lower unit volumes and reduced after-market sales.

Cost of Goods Sold

Cost of revenue increased by $4.5 million, or 19.5%, to $27.4 million for the six months ended June 30, 2022, as compared to $22.9 million for the six months ended June 30, 2021. This increase was primarily due to higher unit volumes, higher material and logistics expenses resulting from the increased unit volumes, as well as inflationary forces, higher headcount costs associated with increased production, higher material costs and rising logistics expenses, and higher overhead costs following the Company’s relocation into a new 99,000 sq. ft. facility in April 2021.

Gross Profit

Gross profit decreased by $3.5 million, or 21.9%, to $12.5 million for the six months ended June 30, 2022, as compared to $16.0 million for the six months ended June 30, 2021. This decrease was primarily due to a shift in the sales mix associated with a higher percentage of OEM revenue, which typically results in a lower gross margin, and an increase in the cost of goods sold, partially offset by an increase in total sales.

Research and Development Expenses

Research and development expenses remained unchanged at $1.2 million for the six months ended June 30, 2022. While the Company experienced higher employee expenses due to the ongoing expansion of its R&D staff, these were essentially offset by reductions in other research and development expenses associated with material purchases and equipment rentals.

General and Administrative Expenses

General and administrative expenses increased by $2.0 million, or 37.6%, to $7.4 million for the six months ended June 30, 2022, as compared to $5.4 million for the six months ended June 30, 2021. This increase was primarily due to increased headcount as the Company continues to expand its finance, legal and support teams, an increase in overhead costs associated with the Company’s larger manufacturing facility, and higher professional services fees arising from the Company’s business combination efforts.

Selling and Marketing Expenses

Sales and marketing expenses increased by $1.8 million, or 41.8%, to $6.0 million for the six months ended June 30, 2022, as compared to $4.2 million for the six months ended June 30, 2021. This increase was primarily due to higher headcount to support growth in existing markets and to drive growth in new targeted markets, an increase in overhead costs associated with the Company’s larger manufacturing facility, and advertising and sponsorship growth.

Total Other (Expense) Income

Other expense totaled $2.5 million for the six months ended June 30, 2022 as compared to total other income of $0.1 million for the six months ended June 30, 2021. Other expense in 2022 is comprised primarily of interest expense related to $45 million in senior secured notes issued in November 2021 and a loss on the disposition of miscellaneous equipment. Following the completion of the Business Combination, interest expense will increase significantly as a result of approximately $75 million post-closing indebtedness.

Income Tax (Benefit) Provision

Income tax benefit was $0.8 million for the six months ended June 30, 2022, as compared to a $1.1 million expense for the six months ended June 30, 2021. The income tax benefit reflects the Company’s expected use of losses in the period against future tax obligations.

Net (Loss) Income

Dragonfly experienced a net loss of $3.8 million for the six months ended June 30, 2022, as compared to net income of $4.2 million for the six months ended June 30, 2021. As described above, this result was driven primarily by a decline in gross profit due to higher costs only partially offset by an increase in sales, higher operating expenses as the Company continues to increase its support staff, invest in market opportunities and expand into its new, larger manufacturing facility, and interest costs associated with its senior secured notes.

Results of Operations for the Years Ended December 31, 2021 and 2020

The following table sets forth our results of operations for the years ended December 31, 2021 and 2020. This data should be read together with our financial statements and related notes included elsewhere in this proxy statement/prospectus, and is qualified in its entirety by reference to such financial statements and related notes.

	Years ended December 31,
		% Net		% Net
	2021	Sales	2020	Sales

	(in thousands)
Net Sales	$78,000	100.0	$47,187	100.0
Cost of Goods Sold	48,375	62.0	26,580	56.3
Gross profit	29,625	38.0	20,607	43.7
Operating expenses
Research and development	2,689	3.4	1,239	2.6
General and administrative	10,621	13.6	5,960	12.6
Sales and marketing	9,848	12.6	4,662	9.9
Total Operating expenses	23,158	29.7	11,861	25.1
Income From Operations	6,467	8.3	8,746	18.5
Other Income (Expense)
Other Income	1	0.0	15	0.0
Interest Income (Expense)	(519)	(0.7)	3	0.0
Gain on disposition of assets	—	—	—	—
Total Other Income (Expense)	(518)	(0.7)	18	0.0
Income Before Taxes	5,949	7.6	8,764	18.6
Income Tax Expense	1,611	2.1	1,886	4.0
Net Income	$4,338	5.6	$6,878	14.6

	Years ended December 31,
	2021	2020

	(in thousands)
Retailer	59,042	33,314
Distributor	10,733	10,381
DTC	69,775	43,695
% Net Sales	89.5	92.6
OEM	8,225	3,492
% Net Sales	10.5	7.4
Net Sales	$78,000	$47,187

Net Sales

Net sales increased by $30.8 million, or 65.3%, to $78.0 million for the years ended December 31, 2021, as compared to $47.2 million for the year ended December 31, 2020. This increase was primarily due to increased DTC sales and OEMs. For the year ended December 31, 2021, OEM revenue increased by $4.7 million as a result of increased adoption our products by existing customers, several of whom have begun to “design in” our batteries in various RV models as original equipment or have increased purchases in response to end-customer demand for safer, more efficient batteries and as a replacement for traditional lead-acid batteries. DTC revenue increased by $26.1 million as a result of increased customer demand for existing products and the introduction of new products.

Cost of Goods Sold

Cost of revenue increased by $21.8 million, or 82.0%, to $48.4 million for the year ended December 31, 2021, as compared to $26.6 million for the year ended December 31, 2020. This increase was primarily due to higher unit volumes and higher headcount associated with increased production, and higher overhead costs which increased due to the Company’s relocation into a new 99,000 sq. ft. facility in April 2021.

Gross Profit

Gross profit increased by $9.0 million, or 43.8%, to $29.6 million for the year ended December 31, 2021, as compared to $20.6 million for the year ended December 31, 2020. This increase was primarily due to the increase in revenue, partially offset by the increase in cost of goods sold.

Research and Development Expenses

Research and development expenses increased by $1.5 million, or 117.0%, to $2.7 million for the year ended December 31, 2021, as compared to $1.2 million for the year ended December 31, 2020. This increase was primarily due to increased headcount as we continued to build our research and development staff associated with our solid-state technology development efforts and increased patent expenses.

General and Administrative Expenses

General and administrative expenses increased by $6.0 million, or 127.8%, to $10.6 million for the year ended December 31, 2021, as compared to $4.7 million for the year ended December 31, 2020. This increase was primarily due to increased headcount as we continued to expand our finance, legal and support teams, overhead costs associated with our large manufacturing facility and higher professional services fees arising from the Company’s business combination efforts.

Selling and Marketing Expenses

Sales and marketing expenses increased by $3.9 million, or 65.2%, to $9.8 million for the year ended December 31, 2021, as compared to $6.0 million for the year ended December 31, 2020. This increase was primarily due to the addition of sales and marketing personnel to support growth in our existing end markets, as well as to drive growth in the new, adjacent, end markets we are targeting, overhead costs associated with our large manufacturing facility, increased shipping expenses due to higher volumes and price increases, and advertising and sponsorship growth.

Total Other Income

Other income (expense) decreased to other expense of $0.5 million for the year ended December 31, 2021, as compared to other income of $0.02 million for the year ended December 31, 2020. This decrease was primarily due to interest expense related to the senior secured debt facility and a loss on the disposition of certain assets.

Income Tax Expense

Income tax expense decreased by $0.3 million, or 14.6%, to $1.6 million for the year ended December 31, 2021, as compared to $1.9 million for the year ended December 31, 2020. This decrease was primarily due to lower income for the period.

Net Income

Net income decreased by $2.5 million, or 36.9%, to $4.3 million for the year ended December 31, 2021, as compared to $6.9 million for the year ended December 31, 2020. This decrease was primarily due to higher costs which more than offset the increase in revenue for the period.

Non-GAAP Financial Measures

This proxy statement/prospectus includes a non-GAAP measure that we use to supplement our results presented in accordance with U.S. GAAP. EBITDA is defined as earnings before interest and other income, tax and depreciation and amortization. Adjusted EBITDA is calculated as EBITDA adjusted for stock-based compensation, ERP implementation, non-recurring debt transaction and business combination expenses. Adjusted EBITDA is a performance measure that we believe is useful to investors and analysts because it illustrates the underlying financial and business trends relating to our core, recurring results of operations and enhances comparability between periods.

Adjusted EBITDA is not a recognized measure under U.S. GAAP and is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry. Investors should exercise caution in comparing our non-GAAP measure to any similarly titled measure used by other companies. This non-GAAP measure excludes certain items required by U.S. GAAP and should not be considered as an alternative to information reported in accordance with U.S. GAAP.

The table below presents our adjusted EBITDA, reconciled to net income for the periods indicated.

	Six months ended
	June 30,
	2022	2021
	(in thousands)
Net income	$(3,767)	$4,177
Interest and Other Income	2,512	(62)
Taxes	(814)	1,117
Depreciation and Amortization	389	272
EBITDA	(1,680)	5,504
Adjusted for:
Stock-Based Compensation(1)	719	178
ERP Implementation(2)	—	97
Debt Transaction(3)	68	—
Business Combination Expenses(4)	474	—
Adjusted EBITDA	$(419)	$5,779
(1)	Stock-Based Compensation is comprised of costs associated with option grants made to our employees and consultants.
(2)	ERP Implementation is comprised of costs and expenses associated with our implementation of an ERP system in anticipation of the Business Combination and becoming a public company.
(3)	Debt Transaction is comprised of costs and expenses associated with our issuance of $45 million fixed rate senior notes.

(4)	Business Combination Expenses is comprised of fees and expense, including legal, accounting and other others, associated with the Business Combination.

	Years ended December 31,
	2021	2020

	(in thousands)
Net income	$4,338	$6,878
Interest and Other Expense (Income)	518	(18)
Taxes	1,611	1,886
Depreciation and Amortization	617	198
EBITDA	7,084	8,944
Adjusted for:
Stock-Based Compensation(1)	734	351
ERP Implementation(2)	233	26
Debt Transaction(3)	258	—
Loss on Disposal of Assets(4)	121	—
Business Combination Expenses(4)	295	49
Adjusted EBITDA	$8,725	$9,370
(1)	Stock-Based Compensation is comprised of costs associated with option grants made to our employees and consultants.
(2)	ERP Implementation is comprised of costs and expenses associated with our implementation of an ERP system in anticipation of the Business Combination and becoming a public company.
(3)	Debt Transaction is comprised of costs and expenses associated with our issuance of $45 million fixed rate senior notes in November 2021.
(4)	Loss on Disposal of Assets is comprised of amounts in relation to leasehold improvements that were written off in April 2021 as part of the transfer of Dragonfly’s operations to its new manufacturing facility.
(5)	Business Combination Expenses is comprised of fees and expense, including legal, accounting and other others, associated with the Business Combination.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. As of June 30, 2022, our principal source of liquidity was cash totaling $4.1 million.

In connection with the growth of our business and in anticipation of future needs and to protect against supply-chain and logistics related shortages, during the first half of 2022, we continued to increase our inventory purchasing activities. As a result, our inventory balance at June 30, 2022 increased by $15.1 million to $42.3 million, compared to $27.1 million at December 31, 2021.

We expect our capital expenditures and working capital requirements to increase materially in the near future, as we accelerate our research and development efforts (particularly those related to solid-state lithium-ion battery development), expand our production lines, scale up production operations and look to enter into adjacent markets for our batteries (with operating expenses expected to increase across all major expense categories). We expect to deploy a significant amount of capital to continue our optimization and commercialization efforts dedicated to our solid-state technology development, as well as continued investment to automate and increase the production capacity of our existing assembly operation. We believe that our cash on hand following the Closing will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus and longer term. We may, however, need additional cash if there are material changes to our business conditions or other developments, including unanticipated delays in production, supply chain challenges, disruptions due to the COVID-19 pandemic, competitive pressures and regulatory developments. To the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to take actions to reduce our capital or operating expenditures, including by not seeking potential acquisition opportunities, eliminating redundancies, or reducing or delaying our production facility expansions, which may adversely affect our business, operating results, financial condition and prospects. For more information about risks related to our business, please see the sections entitled “Risk Factors — Risks Related to Dragonfly’s Existing Lithium-Ion Battery Operations” and “— Risks Related to Dragonfly’s Solid-State Technology Development”.

In addition to the foregoing, based on our current assessment, we do not expect any material adverse effect on our long-term liquidity due to the COVID-19 pandemic. However, we will continue to assess the effect of the pandemic to our operations. The pandemic has in recent periods moderated in the United States following the availability of vaccines (although vaccination rates often vary by geography, age and other factors) and increased immunity (including natural immunity from infection). However, the extent to which the COVID-19 pandemic will affect our business and operations will depend on future developments that are highly uncertain and cannot be predicted with confidence. These uncertainties include the ultimate geographic spread of the disease (including emergence of new variants against which existing vaccinations or treatments may be ineffective), the duration of the pandemic and the perceived effectiveness of actions taken in the United States and other countries to contain and treat the disease. While the potential economic impact of COVID-19 may be difficult to assess or predict, a widespread pandemic alone or in combination with other events, such as the Russia/Ukraine conflict, could result in significant disruption of global financial markets and supply chains, reducing our ability to access capital in the future or access required raw materials and components, which could result in price increases. In addition, a recession or long-term market correction resulting from the spread of COVID-19 or other events could materially affect our business and the value of our common stock.

Historically, we funded development of our solid-state and cell manufacturing technologies internally through operationally generated cash and, in recent periods, with proceeds from our secured borrowings in November 2021. To date, our focus has been on seeking to prove the fundamental soundness of our manufacturing techniques and our solid-state chemistry. Moving forward, our solid-state related investments will focus on chemistry optimization and establishing a pilot line for pouch cell production. Over the next two to three years, we expect to spend in excess of $50 million on solid-state development and cell manufacturing technologies.

Financing Obligations and Requirements

As of June 30, 2022, we had cash totaling $4.1 million. Since inception and until recently, we funded ourselves from internally generated cash and $2 million in equity raised in 2017. On November 24, 2021, we issued $45 million of fixed rate senior notes, secured by among other things, a security interest in our intellectual property.

As part of the Business Combination, we intend to enter into a series of transactions that is expected to provide us additional cash to fund our capital and liquidity requirements in the short and long-term.

The Term Loan proceeds may be used (i) to support the Business Combination, (ii) to prepay the fixed rate senior notes at closing of the Business Combination, (iii) to pay fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan will mature four years from the Closing Date and will be subject to quarterly amortization of 5% per annum beginning 24 months after the Closing Date. The definitive documents for the Term Loan will incorporate certain mandatory prepayment events and affirmative and negative covenants and exceptions to be mutually agreed. Such covenants are expected to include a maximum senior leverage ratio covenant, a minimum liquidity covenant and a springing fixed charge coverage ratio covenant. For 24 months following the Closing Date, the Term Loan will accrue interest at a rate comprised of (i) adjusted SOFR plus 6.5% per annum payable quarterly in cash and (ii) paid-in-kind interest at a rate of between 3.5% and 5.5% per annum, such rate to be determined based on New Dragonfly’s senior leverage ratio. After 24 months following the Closing Date, interest will be payable in cash, and the interest rate will be comprised of adjusted SOFR plus an applicable margin of between 10% and 12% per annum, such rate to be determined based on New Dragonfly’s senior leverage ratio. At Closing, we will issue to the Term Loan Lenders (i) the Penny Warrants and (ii) the $10 Warrants

Under this Equity Facility, upon the satisfaction of the conditions to the Equity Facility Investor’s purchase obligation to be set forth in the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor, an affiliate of Chardan Capital Markets, to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility.

For further details on the arrangements with the Term Loan Lenders and the Equity Investor, see the section entitled, “Proposal No. 1 — The Business Combination Proposal”.

Cash Flow — Six months ended June 30, 2022 and 2021

	Six months ended
	June 30,
	2022	2021
	(in thousands)
Net cash provided by/(used in) operating activities	$(19,912)	$(416)
Net cash provided by/(used in) investing activities	$(4,819)	$(2,320)
Net cash provided by/(used in) financing activities	$200	$17

Operating Activities

Net cash used in operating activities was $19.9 million for the six months ended June 30, 2022 primarily due to a net loss in the period and an increase in purchased inventory to support future growth and mitigate potential future supply disruptions.

Net cash used in operating activities was $0.4 million for the six months ended June 30, 2021 primarily due to  an increase in working capital as a result of growth in the Company’s operations.

Investing Activities

Net cash used in investing activities was $4.8 million for the six months ended June 30, 2022, as compared to net cash used in investing activities of $2.3 million for the six months ended June 30, 2021. The increase in cash used in investing activities was primarily due to an increase in capital expenditures to support the Company’s growing manufacturing base as well as its ongoing efforts to develop solid-state battery technology and manufacturing processes.

Financing Activities

Net cash provided by financing activities was $0.2 million for the six months ended June 30, 2022, as compared to net cash provided by financing activities of $0.0 million for the six months ended June 30, 2021, and was primarily due to proceeds from the exercise of employee stock options.

Cash Flow — Years ended December 31, 2021 and 2020

	Years ended December 31,
	2021	2020

	(in thousands)
Net cash provided by/(used in) operating activities	$(13,573)	$6,640
Net cash provided by/(used in) investing activities	(2,909)	(1,410)
Net cash provided by/(used in) financing activities	38,906	12

Operating Activities

Net cash used in operating activities was $13.6 million for the year ended December 31, 2021, as compared to net cash provided by operating activities of $6.6 million for the year ended December 31, 2020. The increase in cash used by operations was primarily due to an increase in working capital as a result of growth in Dragonfly’s operations.

Investing Activities

Net cash used in investing activities was $2.9 million for the year ended December 31, 2021, as compared to $1.4 million for the year ended December 31, 2020. The increase in net cash used in investing activities was primarily due to an increase in capital expenditures to support our ongoing efforts to develop solid-state battery technology and manufacturing processes.

Financing Activities

Net cash provided by financing activities was $38.9 million for the year ended December 31, 2021 and was primarily due to cash received from the issuance of fixed rate senior notes.

Net cash provided by financing activities was $0.01 million for the year ended December 31, 2020 and was primarily due to cash utilized from the Company’s line of credit.

Contractual Obligations

Our estimated future obligations consist of short-term and long-term operating lease liabilities. As of June 30, 2022, we had $1.1 million in short-term operating lease liabilities and $4.1 million in long-term operating lease liabilities.

Quantitative and Qualitative Disclosures about Market Risk

We have not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. We use an assumed dividend yield of zero as we have never paid dividends and have no current plans to pay any dividends on our common stock. We account for forfeitures as they occur.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs and expenses and the related disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates under different assumptions and conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and complexity.

Revenue Recognition

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, we assess the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. We exclude from the transaction price all taxes that are assessed by a governmental authority and imposed on and concurrent with our revenue transactions, and therefore present these taxes (such as sales tax) on a net basis in operating revenues on the Statement of Income.

Revenue is recognized when control of the promised goods is transferred to the customer or distributor, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services. Revenue associated with products holding rights of return are recognized when we conclude there is no risk of significant revenue reversal in the future periods for the expected consideration in the transaction. There are no material instances including discounts and refunds where variable consideration is constrained and not recorded at the initial time of sale. Generally, our revenue is recognized at a point in time for standard promised goods at the time of shipment when title and risk of loss pass to the customer.

We may receive payments at the onset of the contract and before delivery of goods for customers in the retail channel. In such instances, we record a customer deposit liability. Payment terms for distributors and OEMs are due within 30-60 days after shipment. We recognize these contract liabilities as sales after the revenue criteria are met. As of June 30, 2022, the contract liability related to our customer deposits approximated $251 compared to approximately $434 as of December 31, 2021. The entire contract liability balance as of December 31, 2021 was recognized as revenue during the six months ended June 30, 2022.

Inventory

Inventories, which consist of raw materials, work in process and finished goods, are stated at the lower of cost (weighted average) or net realizable value, net of reserves for obsolete inventory. We continually analyze our slow moving and excess inventories. Based on historical and projected sales volumes and anticipated selling prices, we established reserves. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates its estimate of future demand. Products that are determined to be obsolete are written down to net realizable value. As of December 31, 2021 and 2020, no such reserves were necessary.

Property and Equipment

Property and equipment are stated at cost, including the cost of significant improvements and renovations. Costs of routine repairs and maintenance are charged to expense as incurred. All our facilities are leased and none are owned. Depreciation and amortization are calculated by the straight-line method over the estimated useful lives for owned property, or, for leasehold improvements, over the shorter of the asset’s useful life or term of the lease. Depreciation expense for the six months ended June 30, 2022 and 2021 was $389 and $272, respectively. Depreciation expense for the years ended December 31, 2021 and 2020 was $617 and $198, respectively. The various classes of property and equipment and estimated useful lives are as follows:

Office furniture and equipment	3 to 7 years
Vehicles	5 years
Machinery and equipment	3 to 7 years
Leasehold improvements	Remaining Term of Lease

As we add to our production capabilities and make related capital expenditures (including with respect to our solid-state battery capabilities) we expect our depreciation expenses to increase.

Research and Development

We expense research and development costs as incurred. Research and development expenses include salaries, contractor and consultant fees, supplies and materials, as well as costs related to other overhead such as depreciation, facilities, utilities, and other departmental expenses. The costs we incur with respect to internally developed technology and engineering services are included in research and development expenses as incurred as they do not directly relate to acquisition or construction of materials, property or intangible assets that have alternative future uses. We expect our research and development costs to increase as we continue to develop our proprietary solid-state cell technology and manufacturing processes.

Recent Accounting Pronouncements

For information regarding recently issued accounting pronouncements and recently adopted accounting pronouncements, please see Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

JOBS Act Accounting Election

As an emerging growth company under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, New Dragonfly can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. New Dragonfly has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. New Dragonfly intends to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. As a result, New Dragonfly’s financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

New Dragonfly will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the consummation of Chardan’s initial public offering, (ii) the last day of the fiscal year in which New Dragonfly has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which New Dragonfly is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of New Dragonfly’s common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which New Dragonfly has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Chardan is incorporated under the laws of the State of Delaware and currently governed by the laws of the State of Delaware, and following the Merger, the rights of Chardan shareholders will be governed by the laws of the State of Delaware. After the Business Combination, Chardan shareholders will become New Dragonfly stockholders.

If the Merger is completed, Chardan intends to change its name to Dragonfly Energy Holdings Corp. and will adopt the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws in connection with the consummation of the Merger. The rights of New Dragonfly stockholders will be governed by the laws of the State of Delaware, the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of New Dragonfly.

Comparison of Stockholders’ Rights

The table below summarizes the material differences between the current rights of Chardan stockholders under its existing charter and bylaws and the rights of New Dragonfly stockholders, post-Closing, under the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of New Dragonfly.

The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the company’s governing documents or applicable law. This summary is qualified in its entirety by reference to the full text of Chardan’s charter and bylaws and forms of the Third Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of New Dragonfly, which are attached to this proxy statement/prospectus, as well as the relevant provisions of the DGCL.

Chardan	New Dragonfly

Authorized Capital Stock

Chardan is currently authorized to issue 51,000,000 shares of which 50,000,000 shares of common stock and 1,000,000 shares of preferred stock, each with $0.0001 par value. As of March 25, 2022 there were 15,812,500 shares of common stock outstanding.

Chardan’s certificate provides that, promptly after the consummation of the Business Combination, the shares sold pursuant to the Chardan IPO will be converted into cash at a per share price equal to the quotient determined by dividing (i) the amount then held inf the trust fund less any income taxes owed on such funds but not yet paid, calculated as of two business days prior to the consummation of the Business Combination or the filing of the amendment, as applicable, by (ii) the total number of the shares sold pursuant to the Chardan IPO then outstanding.

The total number of shares of capital stock that New Dragonfly is authorized to issue is 175,000,000 shares, consisting of 170,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Immediately following consummation of the Business Combination, Dragonfly common stock will be cancelled in exchange for the right to receive, or the reservation of, an aggregate of 41,500,000 shares of New Dragonfly common stock, or, as applicable, shares underlying awards based on Dragonfly common stock, representing the Aggregate Merger Consideration.

New Dragonfly is expected to have approximately 56,567,623 shares of New Dragonfly common stock outstanding, assuming no redemptions and no exercise of dissenter’s rights.

Rights of Preferred Stock

The board is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the board providing for the issue of such series and as may be permitted by the General Corporation Law of the State of Delaware.

The New Dragonfly board is authorized to issue the shares of preferred stock in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof.

Chardan	New Dragonfly

Number and Qualification of Directors
The board shall initially consist of one (1) member; provided, that such number may be increased or decreased from time to time by resolution of the stockholders.

The board shall consist of one or more members, the exact number of which shall be fixed from time to time by resolution of the Board.

The directors of New Dragonfly shall be and are divided into three (3) classes, designated Class I, Class II and Class III.

Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire board. The board may assign members of the board already in office upon the effectiveness of the filing of the certificate with the Secretary of State of the State of Delaware (the “Effective Time”) to such classes. Subject to the rights of holders of any series or class of preferred stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at New Dragonfly’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at New Dragonfly’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at New Dragonfly’s third annual meeting of stockholders held after the Effective Time.

Election of Directors

The election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Directors shall be elected at the annual meeting of stockholders during the year in which their terms expire.

Directors elected at meetings of stockholders will be elected by a plurality of the votes cast.

Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors under circumstances specified in a Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board resulting from death, resignation, disqualification, removal, or other cause will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director.

Removal of Directors
Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.

Except any preferred stock director, any director may be removed from office with cause at any time, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (662∕3%) of the total voting power of all then outstanding shares of New Dragonfly entitled to vote for the election of directors.

Chardan	New Dragonfly

Voting
Holders of the common stock shall exclusively possess all voting power and each share of common stock shall have one vote.

Except as otherwise required by law, holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of New Dragonfly that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the Third Amended and Restated Certificate of Incorporation or the DGCL.

Cumulative Voting
Chardan’s certificate does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the current charter of New Dragonfly; however, the current charter of New Dragonfly does not authorize cumulative voting.

Vacancies on the Board of Directors

Any vacancies occurring in the board may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director’s death, resignation or removal.

Any newly created directorship on the New Dragonfly Board that results from an increase in the number of directors and any vacancies on the board are filled exclusively pursuant to a resolution adopted by a majority of the New Dragonfly Board then in office, even if less than a quorum, or by a sole remaining director.

Special Meeting of the Board of Directors

Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the board and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Special meetings of the New Dragonfly Board may be called by the Chairman of the New Dragonfly Board, the Chief Executive Officer, the President or any two directors then in office.

Stockholder Action by Written Consent

Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to Chardan by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

Subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the stockholders of New Dragonfly may be taken only at a duly called annual meeting or special meeting of stockholders of the company and may not be taken without a meeting by means of written consent.

Chardan	New Dragonfly

Amendment to Charter
The holder of more than fifty percent (50%) of the issued and outstanding stock is authorized to make, repeal, alter, amend, restate and/or rescind any or all of the articles.

Under Delaware law, an amendment to a charter generally requires the approval of the New Dragonfly Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class. The affirmative vote of the holders of at least sixty-six and two-third percent (662∕3%) of the voting power of New Dragonfly’s outstanding shares of capital stock entitled to vote in the election of directors, shall be required to amend the Third Amended and Restated Certificate of Incorporation inconsistent with any provision inconsistent with Articles V, VI, VIII, VIII, IX or X of the Third Amended and Restated Certificate of Incorporation.

Amendment of Bylaws
The board is expressly authorized to make, repeal, alter, amend and rescind any or all of Chardan’s bylaws.

The New Dragonfly Board will be expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of New Dragonfly by an affirmative vote of the majority of the entire board of directors. The bylaws may also be amended, repealed or added to by the New Dragonfly stockholders representing at least sixty-six and two-thirds percent (662∕3%) of the voting power of all of the then-outstanding shares of capital stock of New Dragonfly entitled to vote generally in the election of directors, voting together as a single class.

Quorum

Board of Directors. A majority of the board of directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meetings of the board.

Shareholders. A majority in voting power of the shares of Chardan entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.

Board of Directors. At all meetings of the New Dragonfly board, a majority of the directors then in office will constitute a quorum for the transaction of business.

Stockholders. The holders of a majority of the shares of New Dragonfly common stock issued and outstanding and entitled to vote, present in person (or by means of remote communication) or represented by proxy, constitute a quorum at all meetings of New Dragonfly stockholders for the transaction of business.

Special Stockholder Meetings

Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the board and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Subject to the rights of the holders of any series of preferred stock, (a) any action required or permitted to be taken by the New Dragonfly stockholders may be taken only at a duly called annual or special meeting of New Dragonfly stockholders and may not be taken without a meeting by means of any consent in writing of such stockholders and (b) special meetings of New Dragonfly stockholders (i) may be called only by the Chairman or by the Chief Executive Officer, and (ii) by the Secretary acting at the request of the Chairman, the Chief Executive Officer or any three directors of New Dragonfly. At any annual meeting or special meeting of New Dragonfly stockholders, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the bylaws.

Chardan	New Dragonfly

Notice of Stockholder Meetings

Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Notice of any meeting of stockholders will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)
Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the board and may not be called by any other person or persons.

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in New Dragonfly’s notice of meeting (or any supplement thereto) delivered pursuant to the bylaws, (ii) properly brought before the annual meeting by or at the direction of the board or (iii) otherwise properly brought before the annual meeting by any stockholder of New Dragonfly who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary.

A stockholder is not entitled to have its proposal for business or nominees included in New Dragonfly’s proxy statement and form of proxy solely as a result of such stockholder’s compliance with the provisions of the bylaws.

Stockholder Nominations of Persons for Election as Directors
No specific provision exists as to nominations by a stockholder.

Nominations of persons for election to the New Dragonfly board may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors only (i) pursuant to the New Dragonfly notice of meeting, (ii) by or at the direction of the board or any committee thereof or (iii) by any stockholder who was a holder of record at the time the notice provided for in the bylaws is delivered to the Secretary, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the bylaws.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of New Dragonfly not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one-hundred-twentieth (120th) day, prior to the first anniversary of the preceding year’s annual meeting of shareholders.

Limitation of Liability of Directors and Officers
To the full extent permitted under Delaware law, a director of Chardan will not be personally liable to Chardan or its stockholders for monetary damages for any breach of fiduciary duty.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Third Amended and Restated Certificate of Incorporation will provide that, to the fullest extent provided by law, no director will be personally liable to New Dragonfly or its stockholders for monetary damages for breach of fiduciary duty as a director.

Chardan	New Dragonfly

Indemnification of Directors, Officers, Employees and Agents

To the fullest extent permitted by law, Chardan is authorized to indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by Chardan in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Chardan as authorized hereby.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The charter of New Dragonfly will provide that New Dragonfly will indemnify each director and officer to the fullest extent permitted by applicable law.

Dividends, Distributions and Stock Repurchases

Dividends upon the shares of capital stock of Chardan may be declared by the board at any regular or special meeting of the board. Dividends may be paid in cash, in property or in shares of Chardan’s capital stock, unless otherwise provided by applicable law or the certificate of incorporation.

Subject to the rights of the holders of any series of preferred stock, holders of shares of New Dragonfly common stock will be entitled to receive such dividends and distributions and other distributions in cash, stock or property of New Dragonfly when, as and if declared thereon by the New Dragonfly board from time to time out of assets or funds of New Dragonfly legally available therefor.

Liquidation

In the event that Chardan does not consummate a Business Combination by 15 months from the initial public offering, 100% of the shares sold pursuant to the initial public offering will be redeemed for a redemption price per the articles of incorporation.

Subject to the rights of the holders of any series of preferred stock, shares of New Dragonfly common stock will be entitled to receive the assets and funds of New Dragonfly available for distribution in the event of any liquidation, dissolution or winding up of the affairs of New Dragonfly, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of New Dragonfly will not be deemed to be occasioned by or to include any consolidation or merger of New Dragonfly with or into any other person or a sale, lease, exchange or conveyance of all or a part of its assets.

Anti-Takeover Provisions and Other Stockholder Protections
No specific provision exists as to anti-takeover provisions and other stockholder protections.	No specific provision exists as to anti-takeover provisions and other stockholder protections.

Duties of Directors
Under statutory and decisional law, directors of Delaware corporations owe fiduciary duties to the corporation, including duty of care and duty of loyalty.	Under statutory and decisional law, directors of Delaware corporations owe fiduciary duties to the corporation, including duty of care and duty of loyalty.

Chardan	New Dragonfly

Inspection of Books and Records; Stockholder Lists

Inspection. Any records maintained by Chardan in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. Chardan shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Stockholder List. Stockholder list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. New Dragonfly shall at its principal executive office or other place designated by the board of directors, keep a record of its stockholders, the number and class of shares held, a copy of the bylaws as amended to date, accounting books and other records.

Choice of Forum

Chardan’s certificate provides that, unless Chardan consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the forum for (a) any derivative action or proceeding brought in our name on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any current or former director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the GCL, the Certificate of Incorporation, or the bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, such provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

The Third Amended and Restated Certificate of Incorporation generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of New Dragonfly, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of New Dragonfly to New Dragonfly or New Dragonfly’s stockholders, (iii) any action asserting a claim against New Dragonfly, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Third Amended and Restated Certificate of Incorporation or the Bylaws, (iv) any action asserting a claim against New Dragonfly, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions. The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

DESCRIPTION OF SECURITIES

The following summary of the material terms of New Dragonfly’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the third amended and restated certificate of incorporation referenced herein is attached as Annex B to this proxy statement. We urge you to read such documents in their entirety for a complete description of the rights and preferences of New Dragonfly’s securities following the Business Combination.

General

The third amended and restated certificate of incorporation authorizes 170,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The third amended and restated certificate of incorporation authorizes a total of 170,000,000 shares of New Dragonfly common stock, par value $0.0001 per share.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of New Dragonfly common stock are entitled to receive proportionately any dividends as may be declared by the New Dragonfly Board, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of New Dragonfly common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Holders of New Dragonfly common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of New Dragonfly common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Redeemable Warrants

Public Warrants

Each whole redeemable warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination. Pursuant to the amended and restated warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the offer and sale of the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a warrant unless common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

Under the terms of the amended and restated warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the offer and sale of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the amended and restated warrant agreement. If we do not maintain in effect a registration statement covering the offer and sale of the issuance of shares of common stock upon exercise of the warrants, we will be required to permit registered holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to registered holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising registered holder, or an exemption from registration or qualification is available. Notwithstanding the above, if our common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require registered holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption (except as described herein with respect to the private placement warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
●	if, and only if, the last sales price of our common stock equals or exceeds $16.00 per share for any 10 trading days within a 30-trading day period ending three business days before we send the notice of redemption; and
●	if, and only if, there is a current registration statement in effect with respect to the offer and sale of the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the Chardan IPO. However, there may be instances in which registered holders of our public warrants may be unable to exercise such public warrants but registered holders of our private warrants may be able to exercise such private warrants.

In the event that we elect to redeem all of the public warrants, we will fix a date for the redemption, and a notice of redemption will then be mailed by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the foregoing manner will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Additionally, while we are required to provide such notice of redemption, we are not separately required to, and do not currently intend to, notify any holders of when the warrants become eligible for redemption.

If we call the public warrants for redemption, our management will have the option to require all holders that wish to exercise warrants to do so on a cashless basis. In the event of an exercise on a cashless basis, a holder would pay the warrant exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” is the volume weighted average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

The warrants have certain anti-dilution and adjustment rights upon certain events.

The warrants are issued in registered form under the amended and restated warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The amended and restated warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then issued and outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per share of common stock (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) (with such issue price or effective issue price to be determined in good faith by our board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founder shares held by them prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and the volume weighted average trading price of our shares during the 10 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the exercise price of each warrant will be adjusted (to the nearest cent) such that the effective exercise price per full share will be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $16.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 160% of the higher of the Market Value and the Newly Issued Price. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

Private Warrants

The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our sponsor) and they will not be redeemable by us so long as they are held by our sponsor or its permitted transferees. Our sponsor, or its permitted transferees, have the option to exercise the private warrants on a cashless basis. Except as described below, the private warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. If the private warrants are held by holders other than our sponsor or its permitted transferees, the private warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our sponsor or its permitted transferees is because at the time of the sale it was not known whether they would be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In addition, holders of our private warrants are entitled to certain registration rights and any private warrants purchased by Chardan NexTech 2 Warrant Holdings LLC will not be exercisable more than five years from August 10, 2021, the effective date of the registration statement, in accordance with FINRA Rule 5110(g), as long as Chardan or any of its related persons beneficially own these private warrants.

Pursuant to letter agreements that we have entered into with our sponsor, officers and directors, the private warrants (including the common stock issuable upon exercise of any of the private warrants) are not transferable or salable until 30 days after the completion of our initial business combination, except (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of Chardan NexTech 2 Warrant Holdings LLC, our sponsor, or any of their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the consummation of an initial business combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of our liquidation prior to the completion of our initial business combination; or (g) by virtue of the laws of Delaware or the applicable limited liability company agreement upon dissolution of Chardan NexTech 2 Warrant Holdings LLC, provided, however, that in the case of clauses (a) through (e) or (g), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreements and by the same agreements entered into by Chardan NexTech 2 Warrant Holdings LLC, our sponsor, officers, and directors of the Company, as the case may be, with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described in the prospectus relating to the Chardan IPO).

Dividends

We have not paid any cash dividends on our shares of common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our shares of common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

Preferred Stock

The third amended and restated certificate of incorporation authorizes a total of 5,000,000 shares of preferred stock, par value $0.0001 per share.

Under the terms of the third amended and restated certificate of incorporation , the New Dragonfly board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The New Dragonfly board of directors has the discretion to determine the terms, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Choice of Forum Provisions

The third amended and restated certificate of incorporation and the amended and restated bylaws provide that, unless New Dragonfly consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of New Dragonfly, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of New Dragonfly to New Dragonfly or New Dragonfly’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the third amended and restated certificate of incorporation or the amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Anti-Takeover Effects of the Third Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws and Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
●	an affiliate of an interested stockholder; or
●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or a sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves either the business combination or transaction that made the stockholder an “interested stockholder,” prior to the date of such business combination;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
●	at or subsequent to the date of such business combination, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the third amended and restated certificate of incorporation provides otherwise. The third amended and restated certificate of incorporation precludes stockholder action by written consent.

Approval for Amendment of Certificate of Incorporation and Bylaws

The third amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least 662∕3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings and actions by written consent. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to adopt, amend, alter or repeal our proposed bylaws, although our proposed bylaws may be amended by a majority vote of the board of directors.

Stock Exchange

The Chardan units, Chardan common stock and public warrants are currently listed on the Nasdaq under the symbols “CNTQU,” “CNTQ” and “CNTQW,” respectively. As a result, our publicly traded units will separate into component securities upon consummation of the Business Combination and will no longer trade as a separate entity. We intend to apply to list the New Dragonfly common stock and warrants on the Nasdaq after the Business Combination under the symbols “DFLI” and “DFLIW”.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of Chardan’s Securities

Chardan’s units, each of which consists of one share of Chardan common stock, par value $0.0001 per share, and three quarters of one public warrant, each whole warrant entitling the holder thereof to purchase one share of Chardan common stock, began trading on the Nasdaq under the symbol “CNTQU” on August 11, 2021. On August 24, 2021, the Chardan common stock and public warrants began trading on the Nasdaq under the symbols “CNTQ” and “CNTQW,” respectively. Each warrant entitles the holder to purchase one share of Chardan common stock at a price of $11.50 per share, subject to adjustments as described in the prospectus for the Chardan IPO dated August 5, 2021, which was filed with the SEC. Warrants may only be exercised for a whole number of shares of Chardan common stock and will become exercisable 30 days after the completion of the Business Combination. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation as described in the prospectus for the Chardan IPO.

The following table sets forth, for the calendar quarter indicated, the high and low intra-day sales prices per unit, Chardan common stock and warrants as reported on the Nasdaq for the periods presented.

	Common Stock(2)				Warrants(2)				Units(1)
Period	High		Low		High		Low		High		Low
2021:
Fourth Quarter		$10.02		$9.93		$.8099		$.44		$11.50		$10.21
Third Quarter		$10.10		$9.78		$.5003		$.40		$10.26		$10.02
2022
First Quarter		$10.15		$9.93		$.61		$.19		$10.46		$10.04
Second Quarter	$		$		$		$		$		$

(1)Chardan’s units began trading on the Nasdaq on August 11, 2021.

(2)Chardan common stock and warrants began trading separately on the Nasdaq on August 24, 2021.

On May 13, 2022, the last Trading Day before the public announcement of the Business Combination, Chardan’s units, Chardan common stock and public warrants closed at $10.16, $10.09 and $0.17, respectively.

Holders

As of the date of this proxy statement/prospectus there were eight holders of record of Chardan common stock, one holder of record of Chardan units and two holders of record of Chardan warrants. See “Beneficial Ownership of Securities.”

Dividend Policy

Chardan has not paid any cash dividends on Chardan common stock to date and New Dragonfly does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future is dependent upon New Dragonfly’s revenues and earnings, if any, capital requirements, the terms of any indebtedness or preferred securities and general financial condition subsequent to the Closing. The payment of any cash dividends subsequent to the Closing will be within the discretion of New Dragonfly’s board of directors at such time. In addition, Chardan’s board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Chardan common stock as of August 9, 2022 (pre-Business Combination) and (ii) the expected beneficial ownership of New Dragonfly common stock immediately following the consummation of the Business Combination, assuming that no public shares are redeemed, and alternatively that all public shares are redeemed, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of outstanding shares of Chardan common stock or of New Dragonfly common stock;
●	each of our current executive officers and directors;
●	each person who will become an executive officer or director of New Dragonfly following the consummation of the Business Combination; and
●	all executive officers and directors of Chardan as a group pre-Business Combination and all executive officers and directors of New Dragonfly as a group following the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of Chardan common stock owned by such stockholders.

The following table does not reflect record of beneficial ownership of any shares of New Dragonfly common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of August 9, 2022.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Chardan common stock and other equity securities.

The beneficial ownership of shares of Chardan common stock pre-Business Combination is based on 6,255,848 shares of Chardan common stock outstanding as of August 9, 2022.

The expected beneficial ownership of shares of New Dragonfly common stock immediately following the consummation of the Business Combination, assuming none of the Public Shares is redeemed, is based on an aggregate of 46,622,325 shares of New Dragonfly common stock to be issued and outstanding immediately following the consummation of the Business Combination, which assumes the following: (A) none of the investors set forth in the table below has purchased or purchases shares of Chardan common stock (pre- Business Combination) or New Dragonfly common stock (post-Business Combination), (B) 500,000 shares of New Dragonfly common stock are issued to the PIPE Investment investors, (C) 38,189,691 shares of New Dragonfly common stock are issued to the holders of Dragonfly securityholders but none of the 40,000,000 Earnout Shares have been issued as the earnout contingencies have not been met, (D) there are no future exercises of the Chardan Warrants and (E) 1,676,786 Penny Warrants are issued to the Term Loan Lenders but none of the 1,600,000 $10 Warrants are issued.

The expected beneficial ownership of shares of New Dragonfly common stock immediately following the consummation of the Business Combination, assuming the maximum of the Public Shares are redeemed, is based on an aggregate of 43,413,573 shares of New Dragonfly common stock to be issued and outstanding immediately following the consummation of the Business Combination, which assumes the following: (A) none of the investors set forth in the table below has purchased or purchases shares of Chardan common stock (pre-Business Combination) or New Dragonfly common stock (post-Business Combination), (B) 500,000 shares of New Dragonfly common stock are issued to the PIPE Investment investors, (C) 38,189,691 shares of New Dragonfly common stock are issued to the holders of Dragonfly securityholders, but none of the 40,000,000 Earnout Shares have been issued as the earnout contingencies have not been met, (D) there are no future exercises of the Chardan Warrants and (E) 1,561,382 Penny Warrants are issued to the Term Loan Lenders but none of the 1,600,000 $10 Warrants are issued.

Immediately following the consummation of the Business Combination, assuming no Chardan public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Chardan’s trust account, and assuming exercise and conversion of all securities including the earnout, the Penny Warrants, the $10 Warrants, the Chardan public warrants and the private warrants, the Sponsor and its affiliates will own 8,290,000 shares of Chardan common stock, which equates to 6.8% of New Dragonfly. This level of ownership does not include shares issuable under the Equity Facility, including the Commitment Shares which will be issued to an affiliate of Sponsor, were assumed to be issued based upon an assumed VWAP of $10.15 (the redemption price), that could result in up to an additional 14,926,109 shares being issuable, which includes the Commitment Shares, subject to the terms, conditions and limitations set forth in the Equity Facility, and result in additional dilution to Chardan’s public stockholders. This number is subject to increase or decrease if the stock price decreases or increases from the assumed price of $10.15. The numbers in this section reflect the redemption of 9,556,652 public shares in connection with the Charter Amendment.

			After the Business Combination
	Before the Business		Assuming No		Assuming Maximum
	Combination		Redemption		Redemption
			Number of		Number of
	Number of		shares of		shares of
	shares of		New		New
	Chardan		Dragonfly		Dragonfly
	common		Common		Common
Name and Address of Beneficial Owner	stock	%	Stock	%	Stock	%
All Directors and Executive Officers of Chardan as a Group (Nine Individuals)(1)(2)	3,162,500	50.55%	3,662,500	7.86%	3,662,500	8.44%
Keny Propper	—	—		—	—	—
Jonas Grossman(1)(2)	3,030,500	48.44%	3,530,500	7.57%	3,530,500	8.13%
Alex Weil	22,000	*	22,000	*	22,000	*
Jonathan Biele	22,000	*	22,000	*	22,000	*
Perry Boyle	22,000	*	22,000	*	22,000	*
Roderick Hardamon	22,000	*	22,000	*	22,000	*
Jory Des Jardins	22,000	*	22,000	*	22,000	*
Hitesh Thakrar	22,000	*	22,000	*	22,000	*
Todd Thomson	22,000	*	22,000	*	22,000	*
Five Percent Holders of Chardan:
Chardan NexTech Investments 2 LLC(2)	3,030,500	48.44%	3,530,500	7.57%	3,530,500	8.13%
HGC Investment Management Inc.(3)	925,000	14.79%	925,000	1.98%	925,000	2.13%
MMCAP International Inc. SPC(4)	900,000	14.39%	900,000	1.93%	900,000	2.07%
Polar Asset Management Partners Inc. (5)	834,996	13.35%	834,996	1.79%	834,996	1.92%
Weiss Asset Management LP(6)	900,000	14.39%	900,000	1.93%	900,000	2.07%
Directors and Executive Officers of New Dragonfly After Consummation of the Business Combination:
Dr. Denis Phares(7)(8)	—	—	15,973,791	34.13%	15,973,791	36.65%
Sean Nichols(7)(9)	—	—	3,679,655	7.87%	3,679,655	8.44%
John Marchetti	—	—	200,000	*	200,000	*
Nicole Harvey	—	—	31,952	*	31,952	*
Luisa Ingargiola	—	—	27,119	*	27,119	*
Brian Nelson	—	—	60,000	*	60,000	*
Perry Boyle	22,000	*	22,000	*	22,000	*
All Directors and Executive Officers of New Dragonfly as a Group ([Ten] Individuals)	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
Five Percent Holders of New Dragonfly After Consummation of the Business Combination:
Dynavolt Technology (HK) Ltd.	—	—	11,834,300	25.38%	11,834,300	27.26%
David Gong	—	—	2,966,860	6.28%	2,966,860	6.74%
*	Less than one percent.

(1)	Includes the 3,030,500 shares held by Sponsor, which may be deemed to be beneficially owned by Jonas Grossman as the sole member of the Sponsor.
(2)

Includes 500,000 shares of PIPE securities that the Sponsor subscribed to purchase pursuant to the Subscription Agreement (or which the Sponsor may purchase in the open market as set forth in the Subscription Agreement). The Sponsor is or will be the record holder of such shares. Jonas Grossman is the sole member of the Sponsor. As such, Mr. Grossman may be deemed to have beneficial ownership of the Company Common Stock held directly by the Sponsor. Mr. Grossman disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Certain other employees of Chardan or its affiliates, including each of our executive officers, have direct or indirect membership interests in the Sponsor, and thus have pecuniary interests in certain of the reported shares.

(3)

Based solely on a Schedule 13G filed on February 14, 2022 — HGC Investment Management Inc., a company incorporated under the laws of Canada (“HGC”), is the investment manager to The HGC Fund LP, an Ontario limited partnership, and holds the shares of common stock on behalf of The HGC Fund LP. The principal address of HGC is 1073 Yonge Street, 2nd Floor, Toronto, Ontario M4W 2L2, Canada. HGC disclaims beneficial ownership of any shares of common stock other than to the extent it may have a pecuniary interest therein, directly or indirectly.

(4)

Based solely on a Schedule 13G filed on February 7, 2022 — Consists of 900,000 shares of common stock held by a group with shared dispositive power consisting of MMCAP International Inc. SPC, a Cayman Islands exempted company (“MMCAP”), and MM Asset Management Inc., company incorporated under the laws of Canada (“MM”). The principal address for MMCAP is MCCAP International Inc. SPC, c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. The principal address for MM is 161 Bay Street, TD Canada Trust Tower, Suite 2240, Toronto, Ontario M5J 2S1 Canada.

(5)

Based solely on a Schedule 13G filed on February 7, 2022 — Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada (“Polar”), is the investment manager of, and has voting and investment control with respect to the shares of common stock held by one or more investment accounts. The principal address for Polar is 16 York Street, Suite 2900, Toronto, Ontario, Canada M5J 0E6.

(6)

Based solely on a Schedule 13G filed on February 7, 2022 — Consists of 900,000 shares of common stock held by Weiss Asset Management LP, a Delaware limited partnership (“Weiss Asset Management”), WAM GP LLC, a Delaware limited liability company (“WAM GP”), and Andrew Weiss, an individual. Weiss Asset Management is the sole investment manager to a private investment partnership and one or more private investment funds. WAM GP is the sole general partner of Weiss Asset Management, and Andrew Weiss is the managing member of WAM GP. Shares reported for Weiss Asset Management, WAM GP, and Andrew Weiss include shares beneficially owned by the partnership and the private investment funds. The principal address for Weiss Asset Management, WAM GP, and Andrew Weiss is 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116. Each of Weiss Asset Management, WAM GP, and Andrew Weiss disclaims beneficial ownership of the shares reported other than to the extent they may have a pecuniary interest therein, directly or indirectly.

(7)	Excludes 40,000,000 Earnout Shares of Common Stock as the earnout contingencies have not yet been met.
(8)	Includes 1,541,995 shares held on behalf of the Phares 2021 GRAT dated July 9, 2021, of which Dr. Phares is trustee.
(9)	Includes 71,169 shares held on behalf of the Nichols GRAT I dated June 14, 2021 and 3,394,761 held on behalf of the Nichols Living Trust 2015, of which Mr. Nichols is trustee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Chardan Related Party Transactions

On July 23, 2020, the Sponsor purchased 1,000,000 shares of common stock of Chardan for an aggregate purchase price of $25,000. On March 4, 2021, Chardan effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of common stock being held by the Sponsor. In May and June 2021, the Sponsor transferred 20,000 Founder Shares to each of Messrs. Biele, Boyle, Hardamon, Thakrar and Thomson and Ms. Jardins. On August 10, 2021, we effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 Founder Shares outstanding.

On July 23, 2020, the Sponsor agreed to loan Chardan an aggregate of $250,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing, unsecured and was repaid at August 19, 2021. Chardan cannot make any additional draws under this promissory note.

In connection with the Chardan IPO, Holdings, an affiliate of the Sponsor, purchased from Chardan an aggregate of 4,627,858 private warrants (including 266,402 in connection with the underwriters’ full exercise of their over-allotment option), at a price of approximately $0.93 per private warrant (an aggregate of $4,303,907.94), with each private warrant exercisable for one share of common stock at an exercise price of $11.50 per share.

If we do not complete our initial business combination by August 13, 2022 (or February 13, 2023, if we extend the period of time to consummate a business combination by the maximum amount as described in more detail in the Registration Statement), the proceeds from the sale of the private warrants will be included in the liquidating distribution to the holders of Chardan’s public shares. The private warrants are identical to the warrants sold as part of the public units in this offering except that, so long as they are held by the initial purchasers or their respective permitted transferees, the private warrants (i) will not be redeemable by Chardan, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the initial purchaser until 30 days after the completion of the Business Combination, and (iii) may be exercised by the holders on a cashless basis. The private warrants purchased by Holdings will not be exercisable after August 13, 2026, in accordance with Financial Industry Regulatory Authority, or FINRA, Rule 5110(g), as long as Chardan or any of its related persons beneficially own the private warrants.

To meet our working capital needs, if the funds not held in the trust account are insufficient, Chardan’s initial stockholders, officers and directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would be paid upon consummation of the Business Combination, without interest. Loans made by Chardan or any of its related persons will not be convertible into any of Chardan’s securities and Chardan and its related persons will have no recourse with respect to their ability to convert their loans into any of Chardan’s securities.

Chardan’s initial stockholders, holders of the private warrants (and all underlying securities) and holders of the warrants (and all underlying securities) issuable in payment of working capital loans made to Chardan, are entitled to registration rights pursuant to a registration rights agreement dated as of August 10, 2021, by and between Chardan, the Sponsor, Holdings, and the other parties thereto. The holders of a majority of these securities are entitled to make up to two demands that Chardan register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private warrants or warrants issued in payment of working capital loans made to Chardan can elect to exercise these registration rights at any time after Chardan consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Chardan will bear the expenses incurred in connection with the filing of any such registration statements. Chardan and its related persons may not, with respect to the private warrants purchased by Holdings, (i) have more than one demand registration right at Chardan’s expense, (ii) exercise their demand registration rights after August 13, 2026, and (iii) exercise their “piggy-back” registration rights after August 13, 2028, as long as Chardan or any of its related persons are beneficial owners of private warrants.

Chardan has until August 13, 2022, to consummate the Business Combination. However, if Chardan anticipates that it may not be able to consummate the Business Combination by August 13, 2022, Chardan’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination up to two times by an additional three months each time (until February 13, 2023, for a total of up to 18 months to complete a business combination); provided that, pursuant to the terms of Chardan’s amended and restated certificate of incorporation and the Investment Management Trust Agreement, the only way to extend the time available for Chardan to consummate the Business Combination is for Chardan’s insiders or their affiliates or designees, upon five days’ advance notice prior to the applicable deadline, to deposit into the trust account $1,150,000 ($0.10 per share in either case, or an aggregate of $2,300,000), on or prior to the date of the applicable deadline. In the event that Chardan’s insiders elected to extend the time to complete a business combination and deposited the applicable amount of money into trust, the insiders would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that Chardan is unable to close a business combination unless there are funds available outside the trust account to do so. In the event that Chardan receives notice from its insiders five days prior to the applicable deadline of their intent to effect an extension, Chardan intends to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, Chardan intends to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Chardan’s insiders and their affiliates or designees are not obligated to fund the trust account to extend the time for Chardan to complete the Business Combination. To the extent that some, but not all, of Chardan’s insiders, decide to extend the period of time to consummate the Business Combination, such insiders (or their affiliates or designees) may deposit the entire amount required. If Chardan is unable to consummate the Business Combination within such time period, Chardan will, as promptly as possible but not more than 10 business days thereafter, redeem 100% of Chardan’s outstanding public shares for a pro rata portion of the funds held in the trust account, including a pro rata portion of any interest earned on the funds held in the trust account and not previously released to Chardan to pay its taxes, and then seek to dissolve and liquidate. However, Chardan may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of Chardan’s public stockholders. In the event of Chardan’s dissolution and liquidation, the private units will expire and will be worthless.

Chardan is not prohibited from pursuing an initial business combination with a business that is affiliated with the Sponsor, its affiliates, or our officers or directors, including a business combination jointly with Chardan or one or more entities affiliated with Chardan (a “Joint Affiliated Acquisition”). In the event we seek to complete our initial business combination with a business that is affiliated with the Sponsor, its affiliates or our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions that our initial business combination is fair to our stockholders from a financial point of view. Any such Affiliated Joint Acquisition or specified future issuance would be in addition to, and would not include, the forward purchase securities issued pursuant to the forward purchase contract.

Chardan will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on Chardan’s behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by Chardan; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the trust account and the interest income earned on the amounts held in the trust account, such expenses would not be reimbursed by Chardan unless Chardan consummates the Business Combination. Chardan’s audit committee will review and approve all reimbursements and payments made to any initial stockholder or member of Chardan’s management team, or Chardan’s or their respective affiliates, and any reimbursements and payments made to members of Chardan’s audit committee will be reviewed and approved by Chardan’s Board of Directors, with any interested director abstaining from such review and approval.

No compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of Chardan’s initial stockholders, officers or directors who owned shares of Chardan common stock prior to the Chardan IPO, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).

All ongoing and future transactions between Chardan and any of Chardan’s officers and directors or their respective affiliates will be on terms believed by Chardan to be no less favorable to Chardan than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of Chardan’s uninterested “independent” directors or the members of Chardan’s board who do not have an interest in the transaction, in either case who had access, at Chardan’s expense, to Chardan’s attorneys or independent legal counsel. Chardan will not enter into any such transaction unless Chardan’s disinterested “independent” directors determine that the terms of such transaction are no less favorable to Chardan than those that would be available to Chardan with respect to such a transaction from unaffiliated third parties.

On August 11, 2021, we began to pay $10,000 per month to the Sponsor for office space, administrative and shared personnel support services. Upon completion of the Business Combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of the Business Combination takes until August 13, 2022, the Sponsor will be paid a total of $120,000 ($10,000 per month) and will be entitled to be reimbursed for any out-of-pocket expenses.

We may acquire a target company that has engaged Chardan, or another affiliate of the Sponsor, as a financial advisor, and such target company may pay such affiliate a financial advisory fee in connection with the Business Combination.

We have engaged Chardan Capital Markets as an advisor in connection with the Business Combination, pursuant to the Business Combination Marketing Agreement. Pursuant to that agreement, we will pay Chardan Capital Markets a cash fee for such services upon the consummation of the Business Combination in an amount equal to, in the aggregate, $4,427,500, being 3.5% of the gross proceeds of the Chardan IPO. As a result, Chardan Capital Markets will not be entitled to such fee unless we consummate the Business Combination. Chardan Capital Markets also acted as Chardan’s placement agent with respect to potential PIPE investments. Chardan Capital Markets will also receive a cash fee of $1,170,000 for other financial advisory services, including for advisory services provided with respect to placement of potential PIPE investments, and identifying and negotiating lender financing. Mr. Grossman is the Chief Executive Officer of, and Mr. Weil is Managing Director and Co-Head of Fintech Investment Banking of, Chardan Capital Markets. Mr. Grossman and Mr. Propper are also members of the board of directors of Chardan Capital Markets.

Related Party Financing

Concurrently with the execution of the Business Combination Agreement, Chardan entered into the Subscription Agreement with the Sponsor, an affiliate of Chardan Capital Markets. Pursuant to the Subscription Agreement, the Sponsor agreed to subscribe for and purchase, and Chardan agreed to issue and sell to the Sponsor, on the Closing Date, an aggregate of 500,000 shares of PIPE Securities in exchange for an aggregate purchase price of $5,000,000. The number of PIPE Securities that the Sponsor is obligated to purchase under the Subscription Agreement shall be reduced by the number of shares of common stock of Chardan that the Sponsor may purchase in the open market. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreement” for additional information.

Concurrently with the execution of the Business Combination Agreement, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”) with CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (“CCM 5” and in connection with the Term Loan, the “Chardan Lender”), and EICF Agent LLC (“EIP” and, collectively with the Chardan Lender, the “Initial Term Loan Lenders”), pursuant to which the Initial Term Loan Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75 million (the “Term Loan”) on the Closing Date subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. The obligations of the Initial Term Loan Lenders to provide the Term Loan will terminate on October 31, 2022 (or such later date reasonably acceptable to the Initial Term Loan Lenders) if the Closing Date has not occurred by such date. The Chardan Lender has backstopped its commitment under the Debt Commitment Letter by entering into a backstop commitment letter, dated as of May 20, 2022 (the “Backstop Commitment Letter”), with a certain third-party financing source (the “Backstop Lender”), pursuant to which the Backstop Lender has committed to purchase from the Chardan Lender the aggregate amount of the Term Loan held by the Chardan Lender (the “Backstopped Loans”) immediately following the issuance of the Term Loan on the Closing Date subject only to final documentation that is consistent in all material respects with the Debt Commitment Letter and the Summary of Terms and Conditions attached thereto. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Debt Commitment Letter” for additional information.

In addition, pursuant to the Equity Facility Letter Agreement, Chardan and Dragonfly agreed to enter into the Equity Facility Definitive Documentation prior to the Closing Date reflecting the terms in the Equity Facility Letter Agreement. Pursuant to and on the terms of the Equity Facility Definitive Documentation, the Equity Facility Investor will commit to purchase up to an aggregate of $150,000,000 in shares of New Dragonfly’s common stock from time to time at the request of the New Dragonfly, subject to certain limitations and the satisfaction of certain conditions. Further, New Dragonfly will agree to issue Equity Facility Commitment Shares having a value of $1 million determined based on the applicable trading price at the time of issuance to the Equity Facility Investor as consideration for its irrevocable commitment to purchase the shares of New Dragonfly common stock upon the terms and subject to the satisfaction of the conditions set forth in the Equity Facility Definitive Documentation. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Equity Facility Letter Agreement” for additional information.

Dragonfly Related Party Transactions

As an inducement to hire Mr. John Marchetti as Dragonfly’s Chief Financial Officer, Dragonfly loaned Mr. Marchetti $350,000 to repay amounts owed by him to his former employer and entered into a related Promissory Note with a maturity of March 1, 2026. In consideration of the Business Combination and Dragonfly’s obligations as a publicly traded company, Dragonfly forgave all amounts owed under the Promissory Note effective March 2022.

SECURITIES ACT RESTRICTIONS ON RESALE OF CHARDAN’S SECURITIES

In general, Rule 144 of the Securities Act (“Rule 144”) permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of common stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to be one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are deemed to be our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of common stock or warrants, as applicable, then outstanding; or
●	the average weekly reported trading volume of the common stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of the date of this proxy statement, Chardan had 6,255,848 shares of common stock outstanding. Of these shares, [12,650,000] shares sold in the Chardan IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the shares of Chardan common stock owned by the Sponsor are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the PIPE Securities to be issued pursuant to the Subscription Agreement will be restricted securities for purposes of Rule 144. Pursuant to the terms of the Registration Rights Agreement, we will be obligated to submit to or file with the SEC, within 30 calendar days after the Closing, a registration statement registering for resale, pursuant to Rule 415 under the Securities Act, the PIPE Securities and to use commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) 90 calendar days after the filing thereof if the SEC notifies us that it will “review” the shelf registration statement and (ii) the 10th business day after the date we are notified (orally or in writing, whichever is earlier) by the SEC that the shelf registration statement will not be “reviewed” or will not be subject to further review.

As of the date of this proxy statement, there are 3,093,348 warrants of Chardan outstanding, consisting of 9,487,500 public warrants originally sold as part of the units issued in the Chardan IPO and 4,627,858 private warrants that were sold by Chardan to the Sponsor in a private sale prior to the Chardan IPO. Each warrant is exercisable for one share of Chardan common stock, in accordance with the terms of the Warrant Agreement governing the warrants. The public warrants are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than 60 days after the Closing a registration statement under the Securities Act covering the 14,115,358 shares of Chardan common stock that may be issued upon the exercise of the public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

APPRAISAL RIGHTS AND DISSENTER’S RIGHTS

Chardan

Neither Chardan stockholders nor Chardan unit or warrant holders have appraisal rights under the DGCL in connection with the Business Combination.

Dissenter’s Rights for Holders of Dragonfly Shares

Under the Nevada Dissenter’s Rights Statutes (NRS 92A.300 through NRS 92A.500, inclusive), any Dragonfly stockholder who does not vote or sign a written consent (and who does not cause or permit the stockholder’s shares to be voted) in favor of the Merger will have the right to dissent from the Merger and, in lieu of receiving the Per Share Merger Consideration with respect to the stockholder’s Dragonfly shares, obtain payment of the fair value (as defined in NRS 92A.320) of the stockholder’s Dragonfly shares, but only if the stockholder complies with all other applicable requirements under the Nevada Dissenter’s Rights Statutes. The Dragonfly stockholders must also approve the Merger, and the Dragonfly Stockholder Approval must be obtained and delivered to Chardan (which such approval was obtained and delivered by execution of a written consent by the requisite equityholders of Dragonfly).

If the Business Combination is approved and the Merger is consummated, Dragonfly will comply with the applicable provisions of the Nevada Dissenter’s Rights Statutes, including by providing the notification required by NRS 92A.410(2) and the dissenter’s notice described in NRS 92A.430.

LEGAL MATTERS

The legality of the securities offered by this proxy statement/prospectus will be passed upon for Dragonfly by O’Melveny & Myers LLP, San Francisco, California. Certain legal matters will be passed upon for Chardan by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The financial statements of Dragonfly and its subsidiaries as of December 31, 2021 and December 31, 2020, and for the years ended December 31, 2021 and 2020, appearing in this proxy statement/prospectus, have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, given on the authority of said firms as experts in auditing and accounting.

The financial statements of Chardan as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from June 23, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

SUBMISSION OF STOCKHOLDER PROPOSALS

The Chardan Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.

FUTURE STOCKHOLDER PROPOSALS

If the Business Combination is completed, you will be entitled to attend and participate in New Dragonfly’s annual meetings of stockholders. For any proposal to be considered for inclusion in New Dragonfly’s proxy statement and form of proxy for submission to the stockholders at its 2022 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the amended and restated bylaws. Such proposals must be received by New Dragonfly at its executive offices a reasonable time before New Dragonfly begins to print and mail its 2022 annual meeting proxy materials in order to be considered for inclusion in New Dragonfly’s proxy materials for the 2022 annual meeting.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Chardan Board, any committee chairperson or the non-management directors as a group by writing to the Chardan Board or committee chairperson in care of Chardan NexTech Acquisition 2 Corp., 17 State Street, 21st Floor, New York, New York 10004.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Chardan and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of Chardan’s annual report to stockholders and Chardan’s proxy statement. Upon written or oral request, Chardan will deliver a separate copy of the annual report and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that Chardan deliver single copies of such documents in the future. Stockholders may notify Chardan of their requests by calling or writing Chardan at its principal executive offices at 17 State Street, 21st Floor, New York, New York 10004.

WHERE YOU CAN FIND MORE INFORMATION

Chardan files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Chardan at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement or any annex to this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement.

All information contained in this document relating to Chardan has been supplied by Chardan, and all such information relating to Dragonfly has been supplied by Dragonfly. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

Chardan NexTech Acquisition 2 Corp.

17 State Street, 21st Floor,

New York, NY 10004

Tel.: (646) 465-9001

or

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free: 800-662-5200

Banks and brokers call: 203-658-9400

Email: CNTQ.info@investor.morrowsodali.com

If you are a stockholder of Chardan and would like to request documents, please do so by August 25, 2022, in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

This document is a proxy statement of Chardan for the special meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, Dragonfly or Chardan that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement speaks only as of the date of this proxy statement, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

CHARDAN NEXTECH ACQUISITION 2 CORP.

DRAGONFLY ENERGY CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Chardan NexTech Acquisition 2 Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Chardan NexTech Acquisition 2 Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2021 and for the period from June 23, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from June 23, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by August 23, 2022 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York
March 28, 2022

PCAOB ID Number 100

CHARDAN NEXTECH ACQUISITION 2 CORP.

BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$799,808	$25,000
Prepaid expenses	302,590	—
Total current assets	1,102,398	25,000
Investments held in Trust Account	128,421,215	—
Total Assets	$129,523,613	$25,000

LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$16,862	$—
Accrued expenses	31,749	1,000
Franchise tax payable	65,600	—
Total current liabilities	114,211	1,000
Warrant liabilities	2,036,258	—
Total Liabilities	2,150,469	1,000

Commitments and Contingencies

Common stock, $0.0001 par value; 12,650,000 and 0 shares at redemption value of $10.15 at December 31, 2021 and December 31, 2020, respectively	128,397,500	—

Stockholders’ Equity (Deficit)
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at December 31, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,162,500 shares issued and outstanding (excluding 12,650,000 and 0 shares subject to possible redemption) at December 31, 2021 and December 31, 2020, respectively	317	317
Additional paid-in capital	—	24,683
Accumulated deficit	(1,024,673)	(1,000)
Total Stockholders’ Equity (Deficit)	(1,024,356)	24,000
Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ (Deficit) Equity	$129,523,613	$25,000

The accompanying notes are an integral part of these financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

STATEMENTS OF OPERATIONS

		For the period from
		June 23, 2020
	For the year ended	(inception) through
	December 31, 2021	December 31, 2020
Operating and formation costs	$292,074	$1,000
Franchise tax expense	65,600	—
Loss from operations	(357,674)	(1,000)
Warrant issuance costs	(18,797)	—
Loss on sale of private warrants	(1,253,928)	—
Net gain on investments held in Trust Account	23,715	—
Change in fair value of warrant liabilities	3,517,171	—
Net income (loss)	$1,910,487	$(1,000)

Basic weighted average shares outstanding	7,732,021	2,750,000
Basic net income (loss) per common share	$0.25	$(0.00)
Diluted weighted average shares outstanding	7,991,952	2,750,000
Diluted net income (loss) per common share	$0.24	$(0.00)

The accompanying notes are an integral part of these financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2021 AND THE PERIOD FROM JUNE 23, 2020 (INCEPTION)

THROUGH DECEMBER 31, 2020

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at June 23, 2020 (inception)	—	$—	$—	$—	$—
Issuance of common stock to Sponsor(1)(2)	3,162,500	317	24,683	—	25,000
Net loss	—	—	—	(1,000)	(1,000)
Balance at December 31, 2020	3,162,500	317	24,683	(1,000)	24,000
Proceeds from Initial Public Offering Costs allocated to Public Warrants (net of offering costs)	—	—	15,052,646	—	15,052,646
Accretion of common stock to redemption amount	—	—	(15,077,329)	(2,934,160)	(18,011,489)
Net income	—	—	—	1,910,487	1,910,487
Balance at December 31, 2021	3,162,500	$317	$—	$(1,024,673)	$(1,024,356)
(1)	Includes up to 412,500 shares of common stock subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter. On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus these shares are no longer subject to forfeiture (see Note 6).
(2)	On March 4, 2021, the Company effected a 2.875-for-1 stock split, resulting in 2,875,000 shares of common stock outstanding (see Note 5). On August 10, 2021, the Company effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding (see Note 5). All share and per-share amounts have been retroactively restated to reflect the two stock splits.

The accompanying notes are an integral part of these financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

STATEMENTS OF CASH FLOWS

		For the Period from
		June 23, 2020
	For the year ended	(inception) Through
	December 31, 2021	December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$1,910,487	$(1,000)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Warrant issuance costs	18,797	—
Net gain on investments held in Trust Account	(23,715)	—
Loss on sale of private warrants	1,253,928	—
Change in fair value of warrant liabilities	(3,517,171)	—
Changes in operating assets and liabilities:
Accounts payable	16,863
Accrued expenses	30,749	$1,000
Prepaid expenses	(302,590)	—
Franchise tax payable	65,600	—
Net cash used in operating activities	(547,052)	—

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(128,397,500)	—
Net cash used in investing activities	(128,397,500)	—

Cash Flows from Financing Activities:
Proceeds from initial public offering, net of underwriter’s discount paid	126,000,000	—
Proceeds from promissory note – related party	155,000	—
Repayment of promissory note – related party	(155,000)	—
Proceeds from issuance of Founder Shares to Sponsor	—	25,000
Proceeds from sale of private warrants	4,299,500	—
Payment of offering costs	(580,140)	—
Net cash provided by financing activities	129,719,360	25,000

Net Change in Cash	774,808	25,000
Cash –beginning of period	25,000	—
Cash – end of period	$799,808	$25,000

The accompanying notes are an integral part of these financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Chardan NexTech Acquisition 2 Corp (the “Company”) is a blank check company incorporated in Delaware on June 23, 2020. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the year ended December 31, 2021 and for the period from June 23, 2020 (inception) through December 31, 2020  relates to the Company’s formation and initial public offering (“Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement on Form S-1 (the “Registration Statement”) for the Company’s Initial Public Offering was declared effective on August 10, 2021. On August 13, 2021, the Company consummated the Initial Public Offering of 11,000,000 units (the “Units” and, with respect to the common stock, par value $0.0001 per share, of the Company included in the Units sold, the “Public Shares”, and with respect to the warrants of the Company included in the Units sold, the “Public Warrants”), at $10.00 per Unit, generating gross proceeds of $110,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,361,456 warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) at a price of $0.93 per Private Warrant in a private placement to Chardan NexTech 2 Warrant Holdings LLC, a Delaware limited liability company (“Holdings”), an affiliate of Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $4,052,000, which is described in Note 4.

The Company had granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 1,650,000 Units to cover over-allotments, if any (see Note 6). On August 16, 2021, the underwriters fully exercised the over-allotment option and, on August 18, 2021, purchased an additional 1,650,000 Units (the “Over-Allotment Units”) at a purchase price of $10.00 per Over-Allotment Unit, generating gross proceeds of $16,500,000.

Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 266,402 warrants (the “Over-Allotment Private Warrants”) at a purchase price of $0.93 per Over-Allotment Private Warrant in a private placement to the Holdings, generating gross proceeds of $247,500.

Following the closing of the Initial Public Offering and underwriters’ over-allotment option, an amount of $128,397,500 from the net proceeds of the sale of the Units and Over-Allotment Units and a portion of the proceeds from the sale of the Private Warrants and Over-Allotment Private Warrants was placed in a trust account (the “Trust Account”) and was invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

Transaction costs related to the issuances described above amounted to $1,080,140, consisting of $500,000 of cash underwriting fees and $580,140 of other offering costs.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.15 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The Public Shares subject to redemption was recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company will have 12 months, or August 13, 2022, from the closing of the Initial Public Offering to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate an initial Business Combination within 12 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a Business Combination up to two times by an additional three months each time (for a total of up to 18 months, or February 13, 2023, to complete a Business Combination). If the Company is unable to consummate an initial Business Combination within the above time period, the Company will distribute the aggregate amount then on deposit in the Trust Account, pro rata to the Company’s public stockholders, by way of the redemption of their shares and thereafter cease all operations except for the purposes of winding up of the Company’s affairs. In such event, the warrants will expire and be worthless.

The initial stockholders have agreed to waive their redemption rights with respect to any shares they own in connection with the consummation of the initial Business Combination, including their Founder Shares and Public Shares that they purchase during or after the offering, if any. In addition, the initial stockholders have agreed to waive their rights to liquidating distributions with respect to their Founder Shares if the Company fails to consummate an initial Business Combination within 18 months (assuming both of the three-month extensions were executed) from the closing of this offering. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to receive liquidating distributions with respect to such Public Shares if the Company fails to consummate an initial Business Combination within the required time period.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.15 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay the Company’s taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern Consideration

As of December 31, 2021, the Company had $799,808 in cash held outside of the Trust Account and working capital of $988,186. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. In connection with our assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” the Company has until February 13, 2023 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 13, 2023.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act Registration Statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in Net income (loss) from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that is considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2021, 12,650,000 shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from the initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Increases or decreases in the carrying amount of redeemable common stock is affected by charges against additional paid in capital and accumulated deficit.

As of December 31, 2021, the common stock reflected in the balance sheet is reconciled in the following table:

Gross proceeds	$126,500,000
Less:
Proceeds allocated to Public Warrants	(15,180,000)
Issuance costs allocated to common stock	(933,989)
Plus:
Accretion of carrying value to redemption value	18,011,489
Common stock subject to possible redemption	$128,397,500

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $1,080,140, consisting of $500,000 of cash underwriting fees and $580,140 of other offering costs. The Company recorded $933,989 of offering costs as a reduction of temporary equity in connection with the redeemable common stock included in the Units. The Company recorded $127,354 as a reduction of permanent equity in connection with the Public Warrants included in the Units and immediately expensed $18,797 of offering costs in connection with the Private Warrants that were classified as liabilities.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants will be recognized as a non-cash gain or loss on the statements of operations.

The Company accounts for the Private Warrants issued concurrently in connection with the Initial Public Offering in accordance with ASC 815-40, under which the Private Warrants will not meet the criteria for equity classification and must be recorded as liabilities. As the Private Warrants meet the definition of a derivative as contemplated in ASC 815, the Private Warrants will be measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement (“ASC 820”), with changes in fair value recognized in the statements of operations in the period of change.

The Public Warrants are not precluded from equity classification, and are accounted for as such on the date of issuance, and each balance sheet date thereafter.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740  — Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The effective tax rate is less than the U.S. statutory corporate tax rate of 21% because of the unrealized change in fair value of warrant liabilities, which was the biggest factor in net income and is not taxable. The Company had a loss from operations during the year ended December 31, 2021. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Share of Common Stock

Net income (loss) per common share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of the Warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 14,115,358 shares in the calculation of diluted income per share, since the exercise of the Warrants are contingent upon the occurrence of future events.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

		For the period
		from June 23,
		2020 (inception)
	For the year	through
	ended December 31,	December 31,
	2021	2020
Basic and diluted net income (loss) per share:
Numerator:
Net income (loss)	$1,910,487	$(1,000)
Denominator:
Basic weighted average shares outstanding	7,732,021	2,750,000
Basic net income (loss) per common share	$0.25	$(0.00)
Diluted weighted average shares outstanding	7,991,952	2,750,000
Diluted net income (loss) per common share	$0.24	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheet for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 10 for additional information on assets and liabilities measured at fair value.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if converted method for all convertible instruments. ASU 2020-06 is effective for the Company on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2021 using the full retrospective method of transition. The adoption of ASU 2020-06 did not have a material impact on the financial statements for the fiscal year ended December 31, 2021.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The Registration Statement for the Company’s Initial Public Offering was declared effective on August 10, 2021. On August 13, 2021, the Company completed its Initial Public Offering of 11,000,000 Units, at $10.00 per Unit, generating gross proceeds of $110,000,000. Each Unit consisted of one Public Share, and three-quarters of one Public Warrant. Each Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share (see Note 7).

The Company had granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 1,650,000 additional Units to cover over-allotments, if any (see Note 6). On August 18, 2021, the underwriters fully exercised the over-allotment option and purchased an additional 1,650,000 Over-Allotment Units, generating gross proceeds of $16,500,000.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, Holdings purchased an aggregate of 4,361,456 private warrants at a price of $0.93 per Private Warrant ($4,052,000 in the aggregate). Each Private Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share (see Note 7).

The proceeds from the Private Warrants were added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within 12 months (or up to 18 months if the Company’s time to complete a Business Combination is extended), the proceeds of the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless. The Company classifies the outstanding Private Warrants as warrant liabilities on the balance sheet in accordance with the guidance contained in ASC 815-40.

Simultaneously with the closing of the exercise of the over-allotment option (see Note 6), the Company consummated the sale of 266,402 Over-Allotment Private Warrants at a purchase price of $0.93 per Over-Allotment Private Warrant in a private placement to Holdings, generating gross proceeds of $247,500.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 23, 2020, the Company issued 1,000,000 shares of common stock for an aggregate price of $25,000 (the “Founder Shares”). On March 4, 2021, the Company effected a 2.875-for-1 stock split of its issued and outstanding shares of common stock, resulting in an aggregate of 2,875,000 shares of common stock issued and outstanding. On August 10, 2021, the Company effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. Shares and the associated amounts have been retroactively restated in these financial statements to reflect the two stock splits. The Founder Shares include an aggregated of up to 412,500 shares of common stock subject to forfeiture by the initial stockholders to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the initial stockholders would collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering.

On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus these shares are no longer subject to forfeiture (see Note 6).

With certain limited exceptions, of the Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of (i) six months after the date of the consummation of a Business Combination (the “Escrow Period”) or (ii) the date on which the closing price of the Company’s shares of common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any ten trading days within any 30-trading day period commencing after the consummation of a Business Combination. The remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until the expiration of the Escrow Period. In either case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property, and either (1) before the expiration of the Escrow Period, then the Founder Shares will be canceled, or (2) after the expiration of the Escrow Period, release the Founder Shares to the initial stockholders.

Promissory Note — Related Party

On July 23, 2020, the Sponsor agreed to loan the Company an aggregate of up to $250,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the "Promissory Note"). The promissory note was non-interest bearing, unsecured and was repaid at August 19, 2021. As of December 31, 2021 and December 31, 2020, there was no outstanding balance under the note. The Company cannot make any additional draws under this promissory note.

Administrative Support Agreement

The Company entered into an agreement, commencing on the effective date of the Initial Public Offering, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or liquidation, the Company will cease paying these monthly fees. To date, the Company has not exercised its option to use such services.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Company’s initial stockholders, officers and directors or any of their respective affiliates may, but are not obligated to, loan the Company funds as may be required from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would be paid upon consummation of an initial Business Combination, without interest. Loans made by Chardan Capital Markets, LLC or any of its related persons will not be convertible into any of the Company’s securities and Chardan Capital Markets, LLC and its related persons will have no recourse with respect to their ability to convert their loans into any of the Company’s securities. As of December 31, 2021 and December 31, 2020, the Company had no working capital loans outstanding.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration and Stockholder Rights Agreement

The holders of the Founder Shares and Private Warrants (and any shares of common stock issuable upon the exercise of the Private Warrants) will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Warrants (and underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to Registration Statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such Registration Statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 1,650,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On August 18, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 1,650,000 Units at an offering price of $10.00 per Unit for an aggregate purchase price of $16,500,000. In addition, the underwriters were paid a cash underwriting discount of $500,000 upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company has engaged Chardan Capital Markets, LLC as an advisor in connection with the Company’s Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay Chardan Capital Markets, LLC a cash fee for such services upon the consummation of the Company’s initial Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Initial Public Offering. As a result, Chardan Capital Markets, LLC will not be entitled to such fee unless the Company consummates the initial Business Combination.

Related Party Extension Loans

As discussed in Note 1, the Company may extend the period of time to consummate an initial Business Combination two times, for an additional three months each time (for a total of up to 18 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the initial stockholders or their affiliates or designees must deposit into the Trust Account $1,265,000 ($0.10 per share, or an aggregate of $2,530,000) if extended for each of the full three months), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a loan. The terms of the promissory note to be issued in connection with any such loans have not yet been negotiated. If the Company completes an initial Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete an initial Business Combination, the Company will not repay such loans. The initial stockholders and their affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete an initial Business Combination.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 7. WARRANTS

As of December 31, 2021 and December 31, 2020 there was 9,487,500 and no Public Warrants and 4,627,858 and no Private Warrants outstanding, respectively. Each whole Public Warrant will entitle the holder to purchase one share of common stock at an exercise price of $11.50 per whole share. Each of the Private Warrants is exercisable to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. The proceeds from the sale of the Private Warrants were added to the net proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (and the Private Warrants will expire worthless). The Warrants provide for a cashless exercise which the Company’s management determined to be a net settlement feature with no obligation to settle in cash. The net shares issued in a cashless exercise are based on the fair value of the Company’s common stock at the time the Warrants are exercised.

Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder to purchase from the Company the number of shares of common stock at $11.50 per share. The Public Warrants may only be exercised for a whole number of Warrant Shares by a Registered Holder. No fractional shares will be issued.

A Warrant may be exercised only during the period (“Exercise Period”) commencing 30 days after the completion of the Company’s initial business combination and terminating at 5:00 p.m., New York City time, on the earlier to occur of (i) (A) five years following the completion of the Company’s initial business combination with respect to the Public Warrants, and (B) five years from the effective date of the Registration Statement with respect to the Private Warrants purchased by Chardan NexTech 2 Warrant Holdings LLC, provided that once the Private Warrants are not beneficially owned, directly or indirectly, by Chardan Capital Markets, LLC or any of its related persons anymore, the Private Warrants may not be exercised five years following the completion of the Company’s initial business combination, and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Warrant Agreement (“Expiration Date”). Except with respect to the right to receive the Redemption Price, each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights shall cease at the close of business on the Expiration Date. The Company may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company (i) may not extend the duration of the Private Warrants by delaying the Expiration Date and (ii) will provide written notice of not less than 10 days to Registered Holders of such extension and that such extension shall be identical in duration among all of the then outstanding Warrants.

The Company is not required to issue any fraction of a Warrant Share in connection with the exercise of Warrants, and in any case where the Registered Holder would be entitled under the terms of the Warrants to receive a fraction of a Warrant Share upon the exercise of such Registered Holder’s Warrants, issue or cause to be issued only the largest whole number of Warrant Shares issuable on such exercise (and such fraction of a Warrant Share will be disregarded); provided, that if more than one Warrant certificate is presented for exercise at the same time by the same Registered Holder, the number of whole Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares issuable on exercise of all such Warrants.

The Private Warrants: (i) will be exercisable either for cash or on a cashless basis at the holders option and (ii) will not be redeemable by the Company, in either case as long as the Private Warrants are held by the initial purchasers or any of their permitted transferees (as prescribed in the Subscription Agreement). The Private Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of, the Private Warrants (or any securities underlying the Private Warrants) for a period of one hundred eighty (180) days following the effective date of the Registration Statement to anyone other than any member participating in the Public Offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

All (and not less than all) of the outstanding Warrants may be redeemed, in whole and not in part, at the option of the Company, at any time from and after the Warrants become exercisable, and prior to their expiration, at the office of the Warrant Agent, at the price of $.01 per Warrant (“Redemption Price”); provided that the last sales price of the common stock has been equal to or greater than $16.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) (the “Redemption Trigger Price”), for any ten (10) trading days within a thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given and provided further that there is a current Registration Statement in effect with respect to the shares of common stock underlying the Warrants for each day in the aforementioned 30-day trading period and continuing each day thereafter until the Redemption Date. For avoidance of doubt, if and when the warrants become redeemable by the Company, the Company may exercise its redemption right, even if it is unable to register or qualify the Warrant Shares for sale under all applicable state securities laws.

The Company accounts for the 4,627,858 Private Warrants issued in connection with the Initial Public Offering in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the private warrants do not meet the criteria for equity treatment thereunder, each private warrant must be recorded as a liability. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

The Public Warrants are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

NOTE 8. STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021 and December 31, 2020, the Company had no issued or outstanding shares of preferred stock.

Common stock —The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. On December 31, 2021 and December 31, 2020, there were 15,812,500 shares of common stock issued and outstanding, including 12,650,000 shares of common stock subject to possible redemption. Of the 15,812,500 shares of common stock outstanding, up to 412,500 shares were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On August 16, 2021, the underwriters’ exercised the over-allotment option in full  (see Note 6), thus these shares are no longer subject to forfeiture.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Certificate of Incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by the Company’s stockholders (other than the election of directors).

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 9. INCOME TAX

The Company’s net deferred tax assets (liabilities) as of December 31, 2021 is as follows:

Deferred tax assets:
Start-up costs	$61,335
Net operating loss carryforwards	298,437
Total deferred tax assets	359,772
Valuation allowance	(354,792)
Deferred tax liabilities:
Unrealized gain on investments	(4,980)
Total deferred tax liabilities	(4,980)
Deferred tax assets, net of allowance	$—

The income tax provision for the year ended December 31, 2021 consists of the following:

Federal
Current	$—
Deferred	(354,792)

State
Current	—
Deferred	—
Change in valuation allowance	354,792
Income tax provision	$—

As of December 31, 2021, the Company has available U.S. federal operating loss carry forwards of approximately $357,674 that may be carried forward indefinitely.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2021, the valuation allowance was $354,792.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2021 is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of derivative warrant liabilities	(40.8)%
Non-deductible transaction costs	0.2%
Change in valuation allowance	19.6%
Income tax provision	0.0%

Deferred tax assets were deemed to be de minimis as of December 31, 2020.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Amount at
Description	Fair Value	Level 1	Level 2	Level 3
December 31, 2021
Assets
Investments held in Trust Account:
Money Market investments	$128,421,215	$128,421,215	$—	$—
Liabilities
Warrant liabilities – Private warrants	$2,036,258	$—	$—	$2,036,258

The Company did not have any assets or liabilities measured at fair value as of December 31, 2020.

The Company utilizes a Black-Scholes method to value the Private Warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the Private Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides the significant inputs to the Black-Scholes method for the fair value of the Private Warrants:

	Initial	As of December 31,
	Measurement	2021
Stock price	$10.00	$9.97
Strike price	$11.50	$11.50
Dividend yield	—%	—%
Remaining term (in years)	5.00	4.61
Volatility	19.0%	9.1%
Risk-free rate	0.81%	1.20%
Fair value of warrants	$1.20	$0.44

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Warrant
Liabilities
Fair value as of June 23, 2020 (inception)	—
Initial measurement	5,553,429
Change in valuation inputs or other assumptions	(3,517,171)
Fair value as of December 31, 2021	2,036,258

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021

Transfers to/from Levels 1, 2, and 3 are recognized the beginning of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers in or out of Level 3 from other levels in the fair value hierarchy for the period from June 23, 2020 (inception) through December 31, 2021.

The Company recognized gains in connection with changes in the fair value of warrant liabilities of $3,517,171 within change in fair value of warrant liabilities in the Statements of Operations for the year ended December 31, 2021 and $0 for the period from June 23, 2020 (inception) through December 31, 2020.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Cash	$349,716	$799,808
Prepaid expenses	230,751	302,590
Total Current Assets	580,467	1,102,398
Investments held in Trust Account	128,610,697	128,421,215
Total Assets	$129,191,164	$129,523,613

LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$50,470	$16,862
Accrued expenses	166,750	31,749
Franchise tax payable	100,000	65,600
Total Current Liabilities	317,220	114,211
Warrant liabilities	879,293	2,036,258
Total Liabilities	1,196,513	2,150,469

Commitments and Contingencies
Common stock, $0.0001 par value; 12,650,000 and 0 shares at redemption value of $10.15 at June 30, 2022 and December 31, 2021, respectively	128,397,500	128,397,500

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at June 30, 2022 and December 31, 2021	—	—
Common stock, $0.0001 par value; 50,000,000 shares authorized; 3,162,500 shares issued and outstanding (excluding 12,650,000 and 0 shares subject to possible redemption) at June 30, 2022 and December 31, 2021, respectively	317	317
Additional paid-in capital	—	—
Accumulated deficit	(403,166)	(1,024,673)
Total Stockholders’ Deficit	(402,849)	(1,024,356)
Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$129,191,164	$129,523,613

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Operating and formation costs	$416,078	$834	$624,284	$834
Franchise tax expense	50,000	—	100,656	—
Loss from operations	(466,078)	(834)	(724,940)	(834)
Net gain on investments held in Trust Account	173,416	—	189,482	—
Change in fair value of warrant liability	(277,671)	—	1,156,965	—
Net income (loss)	$(570,333)	$(834)	$621,507	$(834)

Basic weighted average shares outstanding	15,812,500	2,750,000	15,812,500	2,750,000
Basic net income (loss) per common share	$(0.04)	$(0.00)	$0.04	$(0.00)
Diluted weighted average shares outstanding	15,812,500	2,750,000	15,812,500	2,750,000
Diluted net income (loss) per common share	$(0.04)	$(0.00)	$0.04	$(0.00)

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

				Retained Earnings	Total
	Common Stock		Additional Paid-in	(Accumulated	Stockholder’s
	Shares	Amount	Capital	Deficit)	Equity (Deficit)
Balance at December 31, 2021	3,162,500	$317	$—	$(1,024,673)	$(1,024,356)
Net income	—	—	—	1,191,840	1,191,840
Balance at March 31, 2022 (unaudited)	3,162,500	317	—	167,167	167,484
Net loss	—	—	—	(570,333)	(570,333)
Balance at June 30, 2022 (unaudited)	3,162,500	$317	$—	$(403,166)	$(402,849)

					Total
	Common Stock		Additional Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance at December 31, 2020	3,162,500	$317	$24,683	$(1,000)	$24,000
Net income	—	—	—	—	—
Balance at March 31, 2021 (unaudited)	3,162,500	317	24,683	(1,000)	24,000
Net loss				(834)	(834)
Balance at June 30, 2021 (unaudited)	3,162,500	$317	$24,683	$(1,834)	$23,166

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$621,507	$(834)
Adjustments to reconcile net income (loss) to net cash used in operations:
Net gain on investments held in Trust Account	(189,482)	—
Change in fair value of warrant liability	(1,156,965)	—
Changes in operating assets and liabilities:
Accounts payable	33,608
Accrued expenses	135,001	—
Prepaid expenses	71,839	—
Franchise tax payable	34,400	—
Net cash used in operating activities	(450,092)	(834)

Cash Flows from Financing Activities:
Proceeds from promissory note —related party	—	150,000
Offering costs paid	—	(157,239)
Net cash used in financing activities	—	(7,239)

Net Change in Cash	(450,092)	(8,073)
Cash — Beginning of Period	799,808	25,000
Cash —End of Period	$349,716	$16,927

The accompanying notes are an integral part of the unaudited condensed financial statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Chardan NexTech Acquisition 2 Corp (the “Company”) is a blank check company incorporated in Delaware on June 23, 2020. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2022, the Company had not yet commenced any operations. All activity for the period from June 23, 2020 (Inception) through June 30, 2022 relates to the Company’s formation and initial public offering (“Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement on Form S-1 (the “Registration Statement”) for the Company’s Initial Public Offering was declared effective on August 10, 2021. On August 13, 2021, the Company consummated the Initial Public Offering of 11,000,000 units (the “Units” and, with respect to the common stock, par value $0.0001 per share, of the Company included in the Units sold, the “Public Shares”, and with respect to the warrants of the Company included in the Units sold, the “Public Warrants”), at $10.00 per Unit, generating gross proceeds of $110,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 4,361,456 warrants (the “Private Warrants”, together with the Public Warrants, the “Warrants”) at a price of $0.93 per Private Warrant in a private placement to Chardan NexTech 2 Warrant Holdings LLC, a Delaware limited liability company (“Warrant Holdings” or “Holdings”), an affiliate of Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $4,052,000, which is described in Note 4.

The Company had granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 1,650,000 Units to cover over-allotments, if any (see Note 6). On August 16, 2021, the underwriters fully exercised the over-allotment option and, on August 18, 2021, purchased an additional 1,650,000 Units (the “Over-Allotment Units”) at a purchase price of $10.00 per Over-Allotment Unit, generating gross proceeds of $16,500,000.

Simultaneously with the closing of the exercise of the over-allotment option, the Company consummated the sale of 266,402 warrants (the “Over-Allotment Private Warrants”) at a purchase price of $0.93 per Over-Allotment Private Warrant in a private placement to the Holdings, generating gross proceeds of $247,500.

Following the closing of the Initial Public Offering and underwriters’ over-allotment option, an amount of $128,397,500 from the net proceeds of the sale of the Units and Over-Allotment Units and a portion of the proceeds from the sale of the Private Warrants and Over-Allotment Private Warrants was placed in a trust account (the “Trust Account”) and was invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.

Transaction costs related to the issuances described above amounted to $1,080,140, consisting of $500,000 of cash underwriting fees and $580,140 of other offering costs.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.15 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The Public Shares subject to redemption was recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its amended and restated certificate of incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Company will have 12 months, or August 13, 2022, from the closing of the Initial Public Offering to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate an initial Business Combination within 12 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a Business Combination up to two times by an additional three months each time (for a total of up to 18 months, or February 13, 2023, to complete a Business Combination), subject to the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, depositing $1,265,000 (or $0.10 per share) into the Trust Account for each of the available three months extensions (totaling $2,530,000 in aggregate) If the Company is unable to consummate an initial Business Combination within the above time period, the Company will distribute the aggregate amount then on deposit in the Trust Account, pro rata to the Company’s public stockholders, by way of the redemption of their shares and thereafter cease all operations except for the purposes of winding up of the Company’s affairs. In such event, the warrants will expire and be worthless.

The initial stockholders have agreed to waive their redemption rights with respect to any shares they own in connection with the consummation of the initial Business Combination, including their Founder Shares and Public Shares that they purchase during or after the offering, if any. In addition, the initial stockholders have agreed to waive their rights to liquidating distributions with respect to their Founder Shares if the Company fails to consummate an initial Business Combination within 18 months (assuming both of the three-month extensions were executed) from the closing of this offering. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to receive liquidating distributions with respect to such Public Shares if the Company fails to consummate an initial Business Combination within the required time period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.15 per Public Share or (2) the actual amount per Public Share held in the Trust

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay the Company’s taxes, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Business Combination Agreement

On May 15, 2022, Chardan entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), and Bronco Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of Chardan (“Merger Sub”). The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)	at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement, in accordance with applicable provisions of the Nevada Revised Statutes (“NRS”) and the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into Dragonfly, the separate corporate existence of Merger Sub will cease and Dragonfly will be the surviving corporation and a wholly owned subsidiary of Chardan (the “Merger”);
(ii)	at the Closing, Chardan will be renamed “Dragonfly Energy Holdings Corp.” and is referred to herein as “New Dragonfly”;
(iii)	as a result of the Merger, among other things, all shares of capital stock of Dragonfly outstanding as of immediately prior to the effective time of the Merger will be canceled in exchange for the right to receive shares of common stock, par value $0.0001 per share, of New Dragonfly (“New Dragonfly Common Stock”);
(iv)	as a result of the Merger, each Dragonfly option outstanding as of immediately prior to the effective time of the Merger will be converted into the right to receive a New Dragonfly option, subject to certain exceptions and conditions as set forth in the Merger Agreement;
(v)	at the Closing, 40,000,000 shares of New Dragonfly Common Stock shall be issuable to existing holders of Dragonfly capital stock or pursuant to the aforementioned converted options; and
(vi)	following the Closing, existing holders of Dragonfly capital stock will have the right to receive up to an aggregate of 40,000,000 additional shares of New Dragonfly Common Stock in three tranches as follows:
(A)

New Dragonfly shall issue 15,000,000 shares of New Dragonfly common stock in the aggregate, if, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for New Dragonfly filed with the United States Securities and Exchange Commission (the “SEC”), New Dragonfly’s (x) total audited revenue for the year ended December 31, 2023 is equal to or greater than $250,000,000, and (y) audited operating income for the year ended December 31, 2023 is equal to or greater than $35,000,000;

(B)

New Dragonfly shall issue an additional 12,500,000 shares of New Dragonfly common stock, in the aggregate (the “Second Earnout”), if at any time during the period beginning on the Closing Date and ending on December 31, 2026, the VWAP of the New Dragonfly common stock over any 20 Trading Days (which may or may not be consecutive) within any 30 consecutive Trading Day period is greater than or equal to $22.50 per share of New Dragonfly common stock (the “Second Milestone”); and

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

(C)

New Dragonfly shall issue an additional 12,500,000 shares of New Dragonfly common stock, in the aggregate (the “Third Earnout”), if at any time during the period beginning on the Closing Date and ending on December 31, 2028, the VWAP of the New Dragonfly common stock over any 20 Trading Days (which may or may not be consecutive) within any 30 consecutive Trading Day period is greater than or equal to $32.50 per share of New Dragonfly common stock (the “Third Milestone”).

Upon the occurrence of the Third Milestone, if the Second Milestone has yet to occur, the Second Milestone will be deemed to have occurred simultaneously with the Third Milestone and the holders of Dragonfly capital stock shall be entitled to receive the Second Earnout as if the Second Milestone had occurred on or prior to December 31, 2026, provided, however, that such date shall only occur once, if at all, and in no event shall such holders be collectively entitled to receive more than an aggregate of 40,000,000 additional shares of New Dragonfly Common Stock.

The Board of Directors of Chardan (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of Chardan.

Upon the consummation of the business combination, the Board will be composed of seven members, five of whom will be designated by Dragonfly and two of whom will be designated by Chardan.

On May 15, 2022, concurrently with the execution of the Merger Agreement, Chardan entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor (the “PIPE Investor”). Pursuant to and subject to the terms and conditions contained in the Subscription Agreement, the PIPE Investor has subscribed to purchase up to 500,000 shares of New Dragonfly Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of up to $5,000,000 (the “PIPE Investment”).

The Merger Agreement contains customary representations and warranties by Chardan, Merger Sub, and Dragonfly. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Dragonfly to prepare and deliver to Chardan certain audited and unaudited consolidated financial statements of Dragonfly, (iv) Chardan to prepare and file a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of Chardan stockholders of certain proposals regarding the Merger, (v) the parties to use commercially reasonable efforts to obtain necessary approvals from governmental agencies and (vi) to the extent Closing has not occurred by August 10, 2022, then, pursuant to Chardan’s organizational documents, Chardan shall extend the deadline to consummate its initial business combination by an additional three months from the Termination Date (as defined in Chardan’s Amended and Restated Certificate of Incorporation as in effect on May 15, 2022) (such date, the “Extended Termination Date”); provided that if the Closing has not occurred by the date that is two business days prior to the Extended Termination Date, Chardan shall extend the deadline to consummate its initial business combination by an additional three months from the Extended Termination Date.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Registration Rights & Certain Restrictions on Transfer

The Merger Agreement contemplates that, at the Closing, New Dragonfly, Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”), Chardan’s initial stockholders, certain shareholders of Dragonfly and certain of each of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which New Dragonfly will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of New Dragonfly Common Stock and other equity securities of New Dragonfly that are held by the parties thereto from time to time and the parties thereto will be provided with customary

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

demand and piggyback registration rights. Additionally, the Registration Rights Agreement and the Bylaws of New Dragonfly contain certain restrictions on transfer with respect to (i) shares of New Dragonfly Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of New Dragonfly Common Stock held by the Dragonfly Stockholders immediately following the Closing (other than any shares purchased in the public market or in the PIPE Investment) and (ii) any Earnout Shares (as defined in the Merger Agreement) issued within six (6) months of the closing date and any shares of New Dragonfly Common Stock issued with respect to or in exchange for such Earnout Shares (the “Lock-up Shares”). Such restrictions begin at the Closing and end on the date that is six months after Closing.

Sponsor Support Agreement

On May 15, 2022, the Sponsor, Chardan and Dragonfly entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) vote in favor of the Merger Agreement and the transactions contemplated thereby and against any proposal that would reasonably be expected to result in (x) a breach of any of Chardan’s or Merger Sub’s covenants, agreements or obligations under the Merger Agreement or in any Ancillary Agreements or (y) any Closing conditions set forth in Section 9.1 or 9.3 or the Merger Agreement not being satisfied, (ii) retain and not redeem its holdings in Chardan prior to the Closing, (iii) be subject to certain transfer restrictions with respect to its holdings in Chardan and (iv) be bound by certain provisions of the Merger Agreement as if it were an original signatory thereto, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Subscription Agreement

On May 15, 2022, concurrently with the execution of the Merger Agreement, Chardan entered into a subscription agreement (the “Subscription Agreement”) with the Sponsor (the “PIPE Investor”). Pursuant to and subject to the terms and conditions contained in the Subscription Agreement, the PIPE Investor has subscribed to purchase up to 500,000 shares of New Dragonfly Common Stock at a purchase price of $10.00 per share for an aggregate purchase price of up to $5,000,000 (the “PIPE Investment”).

As set forth in the Subscription Agreement, the PIPE Investor may purchase shares of the Chardan common stock, par value $0.0001 per share (“Chardan Common Stock”) in the open market, and reduce (i) its purchase price under the Subscription Agreement by an amount equal to the number of shares that the PIPE Investor purchased in the open market multiplied by the per share redemption amount received by public stockholders who elect to redeem their shares prior to the Closing and (ii) the number of shares it subscribed for by an amount equal to the number of Shares Subscriber purchased in the open market and not redeemed as contemplated above. The PIPE Investor agreed that it will not exercise its right to vote any shares it may purchase in the open market following the date of the Subscription Agreement and prior to the Closing, in connection with any vote to approve the Merger.

The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreement will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) the mutual written agreement of the parties to the Subscription Agreement, (iii) if the conditions to closing set forth in the Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement will not be or are not consummated at the Closing and (iv) May 15, 2023, if the Closing has not occurred on or before such date.

Debt Commitment Letter

On May 15, 2022, Chardan and Dragonfly entered into a commitment letter (the “Debt Commitment Letter”), with EICF Agent LLC (“EIP”) and CCM Investments 5 LLC, an affiliate of the Sponsor (“CCM 5”, and collectively with EIP, the “Initial Lenders”), pursuant to which the Initial Lenders have agreed to provide Dragonfly with a senior secured term loan facility in an aggregate principal amount of $75,000,000 (the “Term Loan Facility”) subject to the satisfaction of a number of specified conditions set forth in the Debt Commitment Letter. CCM 5 intends to backstop its commitment under the Debt Commitment Letter by entering into a backstop commitment letter (the “Backstop Commitment Letter”) with certain third party financing sources prior to the Closing Date.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The proceeds of the Term Loan Facility will be used (i) to support the Merger, (ii) to repay all outstanding PIUS Debt and other obligations of Dragonfly, (iii) to pay for fees and expenses in connection with the foregoing, (iv) to provide additional growth capital and (v) for other general/corporate purposes. The Term Loan Facility must be fully drawn on the Closing Date, will mature four years from the Closing Date and will be subject to quarterly amortization of 5% per annum beginning 24 months after the Closing Date. Chardan will be a guarantor under the Term Loan Facility.

As part of the consideration for the Term Loan Facility, New Dragonfly will also issue to the Initial Lenders (but not CCM 5 to the extent it has not backstopped its commitment pursuant to the Backstop Commitment Letter) on the Closing Date: (i) penny warrants (the “Penny Warrants”) exercisable to purchase 3.6% of New Dragonfly’s common stock on a fully-diluted basis, calculated as of the Closing Date, and (ii) warrants (the “$10 Per Share Warrants”) exercisable to purchase 1.6 million shares of New Dragonfly’s common stock at $10 per share. The Penny Warrants will have an exercise period of ten years from the date of issuance. The $10 Per Share Warrants will have an exercise period of five years from the date of issuance and will have customary cashless exercise provisions. The warrants will have standard anti-dilution protections. The shares of New Dragonfly common stock issuable upon exercise of the warrants shall have customary registration rights requiring New Dragonfly to file and keep effective a registration statement registering the resale of such shares.

Equity Facility Letter Agreement

On May 15, 2022, Chardan, Dragonfly and CCM 5 (the “Equity Facility Investor”) entered into a letter agreement (together with the Summary of Indicative Terms attached as an exhibit thereto, the “Equity Facility Letter Agreement”) pursuant to which Chardan and Dragonfly agreed to enter into definitive documentation (the “Equity Facility Definitive Documentation”) to establish a committed equity facility (the “Equity Facility”) prior to the Closing. The Equity Facility Definitive Documentation will contain terms that are consistent with the Equity Facility Letter Agreement and customary for documentation of this nature. Pursuant to and subject to the conditions to be set forth in the Equity Facility Definitive Documentation, New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility Letter Agreement.

The foregoing descriptions of the Merger Agreement, form of the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, form of the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement, copies of which are filed with this Current Report on Form 8-K, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Chardan, Dragonfly, or their affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Registration Rights Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement and the other documents related thereto were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter and the Equity Facility Letter Agreement, as applicable, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter or the Equity Facility Letter Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreement, the Debt Commitment Letter or the Equity Facility Letter Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Registration Rights Agreement, the Sponsor

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Support Agreement, the Subscription Agreement, the Debt Commitment Letter or the Equity Facility Letter Agreement, as applicable, which subsequent information may or may not be fully reflected in Chardan’s public disclosures.

Going Concern Consideration

As of June 30, 2022, the Company had $349,716 in cash held outside of the Trust Account and working capital surplus of $263,247. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through February 13, 2023, the date at which the Company must consummate a business combination after taking into the effect of both extensions being filed, as described below. Management plans to address the uncertainty through a Business Combination, which is not guaranteed.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” the Company will have 12 months, or August 13, 2022, from the closing of the Initial Public Offering to consummate an initial Business Combination. However, if the Company anticipates that it may not be able to consummate an initial Business Combination within 12 months, the Company’s Sponsor or their affiliates or designees may, but are not obligated to, extend the period of time to consummate a Business Combination up to two times by an additional three months each time (for a total of up to 18 months, or February 13, 2023, to complete a Business Combination), by depositing into the Trust Account $1,265,000 for each extension ($0.10 per share or $2,530,000 in aggregate), on or prior to date of applicable deadline. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company plans to complete a Business Combination before the date of liquidation, the Company has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 13, 2023.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed financial statements.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying condensed financial statements should be read in conjunction with the Company’s annual report on Form 10-K as filed with the SEC on March 29, 2022. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act Registration Statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s condensed financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2022 and December 31, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in Net income from investments held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. At June 30, 2022 and December 31, 2021, the assets held in the Trust Account were $128,610,697 and $128,421,215, respectively.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as liability instruments and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock feature certain redemption rights that is considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2022 and December 31, 2021, 12,650,000 shares of common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from the initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and retained earnings (accumulated deficit).

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Increases or decreases in the carrying amount of redeemable common stock is affected by charges against additional paid in capital and retained earnings (accumulated deficit).

As of June 30, 2022 and December 31, 2021, the common stock reflected in the condensed balance sheets are reconciled in the following table:

Gross proceeds	$126,500,000
Less:
Proceeds allocated to Public Warrants	(15,180,000)
Issuance costs allocated to common stock	(933,989)
Plus:
Accretion of carrying value to redemption value	18,011,489
Common stock subject to possible redemption	$128,397,500

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $1,080,140, consisting of $500,000 of cash underwriting fees and $580,140 of other offering costs. The Company recorded $933,989 of offering costs as a reduction of temporary equity in connection with the redeemable common stock included in the Units. The Company recorded $127,354 as a reduction of permanent equity in connection with the Public Warrants included in the Units and immediately expensed $18,797 of offering costs in connection with the Private Warrants that were classified as liabilities.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants will be recognized as a non-cash gain or loss on the unaudited condensed statements of operations.

The Company accounts for the Private Warrants issued concurrently in connection with the Initial Public Offering in accordance with ASC 815-40, under which the Private Warrants will not meet the criteria for equity classification and must be recorded as liabilities. As the Private Warrants meet the definition of a derivative as contemplated in ASC 815, the Private Warrants will be measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement (“ASC 820”), with changes in fair value recognized in the unaudited condensed statements of operations in the period of change.

The Public Warrants are not precluded from equity classification, and are accounted for as such on the date of issuance, and each balance sheet date thereafter.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the condensed financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the condensed financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be de minimis for the three and six months ended June 30, 2022 and 2021.

Net Income (Loss) Per Share of Common Stock

The Company complies with accounting and disclosure requirements of ASC 260, Earnings Per Share. Net income (loss) per common share is computed by dividing net earnings by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of the Warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 14,115,358 shares in the calculation of diluted income (loss) per share, since the exercise of the Warrants are contingent upon the occurrence of future events.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Basic and diluted net income (loss) per share:
Numerator:
Net income (loss)	$(570,333)	$(834)	$621,507	$(834)
Denominator:
Basic weighted average shares outstanding	15,812,500	2,750,000	15,812,500	2,750,000
Basic net income (loss) per common share	$(0.04)	$(0.00)	$0.04	$(0.00)
Diluted weighted average shares outstanding	15,812,500	2,750,000	15,812,500	2,750,000
Diluted net income (loss) per common share	$(0.04)	$(0.00)	$0.04	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the condensed balance sheet for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 10 for additional information on assets and liabilities measured at fair value.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The Registration Statement for the Company’s Initial Public Offering was declared effective on August 10, 2021. On August 13, 2021, the Company completed its Initial Public Offering of 11,000,000 Units, at $10.00 per Unit, generating gross proceeds of $110,000,000. Each Unit consisted of one Public Share, and three-quarters of one Public Warrant. Each Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share (see Note 7).

The Company had granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 1,650,000 additional Units to cover over-allotments, if any (see Note 6). On August 18, 2021, the underwriters fully exercised the over-allotment option and purchased an additional 1,650,000 Over-Allotment Units, generating gross proceeds of $16,500,000.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, Holdings purchased an aggregate of 4,361,456 Private Warrants at a price of $0.93 per Private Warrant ($4,052,000 in the aggregate). Each Private Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share (see Note 7).

The proceeds from the Private Warrants were added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within 12 months (or up to 18 months if the Company’s time to complete a Business Combination is extended), the proceeds of the sale of the Private Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless. The Company classifies the outstanding Private Warrants as warrant liabilities on the condensed balance sheet in accordance with the guidance contained in ASC 815-40.

Simultaneously with the closing of the exercise of the over-allotment option (see Note 6), the Company consummated the sale of 266,402 Over-Allotment Private Warrants at a purchase price of $0.93 per Over-Allotment Private Warrant in a private placement to Holdings, generating gross proceeds of $247,500.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On June 23, 2020, the Company issued 1,000,000 shares of common stock for an aggregate price of $25,000 (the “Founder Shares”). On March 4, 2021, the Company effected a 2.875-for-1 stock split of its issued and outstanding shares of common stock, resulting in an aggregate of 2,875,000 shares of common stock issued and outstanding. On August 10, 2021, the Company effectuated a 1.1-for-1 stock split, resulting in an aggregate of 3,162,500 shares of common stock outstanding. Shares and the associated amounts have been retroactively restated in these condensed financial statements to reflect the two stock splits. The Founder Shares include an aggregated of up to 412,500 shares of common stock subject to forfeiture by the initial stockholders to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the initial stockholders would collectively own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering.

On August 18, 2021, the underwriters’ exercised the over-allotment option in full, thus these shares are no longer subject to forfeiture (see Note 6).

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

With certain limited exceptions, 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until the earlier of (i) six months after the date of the consummation of a Business Combination (the “Escrow Period”) or (ii) the date on which the closing price of the Company’s shares of common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any ten trading days within any 30-trading day period commencing after the consummation of a Business Combination. The remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until the expiration of the Escrow Period. In either case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property, and either (1) before the expiration of the Escrow Period, then the Founder Shares will be canceled, or (2) after the expiration of the Escrow Period, release the Founder Shares to the initial stockholders.

Promissory Note — Related Party

On July 23, 2020, the Sponsor agreed to loan the Company an aggregate of up to $250,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The promissory note was non-interest bearing, unsecured and was repaid at August 19, 2021. As of June 30, 2022 and December 31, 2021, there was no outstanding balance under the note. The Promissory Note is no longer available to the Company.

Administrative Support Agreement

The Company entered into an agreement, commencing on the effective date of the Initial Public Offering, to pay an affiliate of the Sponsor a total of $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or liquidation, the Company will cease paying these monthly fees. As of June 30, 2022, the Company has not exercised its option to use such services.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Company’s initial stockholders, officers and directors or any of their respective affiliates may, but are not obligated to, loan the Company funds as may be required from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would be paid upon consummation of an initial Business Combination, without interest. Loans made by Chardan Capital Markets, LLC or any of its related persons will not be convertible into any of the Company’s securities and Chardan Capital Markets, LLC and its related persons will have no recourse with respect to their ability to convert their loans into any of the Company’s securities. As of June 30, 2022 and December 31, 2021, the Company had no working capital loans outstanding.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration and Stockholder Rights Agreement

The holders of the Founder Shares and Private Warrants (and any shares of common stock issuable upon the exercise of the Private Warrants) will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the Initial Public Offering. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Warrants (and underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to Registration Statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such Registration Statements.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 1,650,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On August 18, 2021, the underwriters fully exercised the over-allotment option to purchase an additional 1,650,000 Units at an offering price of $10.00 per Unit for an aggregate purchase price of $16,500,000. In addition, the underwriters were paid a cash underwriting discount of $500,000 upon the closing of the Initial Public Offering.

Business Combination Marketing Agreement

The Company has engaged Chardan Capital Markets, LLC as an advisor in connection with the Company’s Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay Chardan Capital Markets, LLC a cash fee for such services upon the consummation of the Company’s initial Business Combination in an amount equal to, in the aggregate, 3.5% of the gross proceeds of the Initial Public Offering. As a result, Chardan Capital Markets, LLC will not be entitled to such fee unless the Company consummates the initial Business Combination.

Related Party Extension Loans

As discussed in Note 1, the Company may extend the period of time to consummate an initial Business Combination two times, for an additional three months each time (for a total of up to 18 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the initial stockholders or their affiliates or designees must deposit into the Trust Account $1,265,000 ($0.10 per share, or an aggregate of  $2,530,000) if extended for each of the full three months), on or prior to the date of the applicable deadline. Any such payments would be made in the form of a loan. The terms of the promissory note to be issued in connection with any such loans have not yet been negotiated. If the Company completes an initial Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. If the Company does not complete an initial Business Combination, the Company will not repay such loans. The initial stockholders and their affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete an initial Business Combination.

NOTE 7. WARRANTS

As of June 30, 2022 and December 31, 2021 there was 9,847,500 Public Warrants and 4,627,858 Private Warrants outstanding, respectively. Each whole Public Warrant will entitle the holder to purchase one share of common stock at an exercise price of $11.50 per whole share. Each of the Private Warrants is exercisable to purchase one share of common stock at a price of $11.50 per share, subject to adjustment. The proceeds from the sale of the Private Warrants were added to the net proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Warrants will be used to fund the redemption of the Public Shares (and the Private Warrants will expire worthless). The Warrants provide for a cashless exercise which the Company’s management determined to be a net settlement feature with no obligation to settle in cash. The net shares issued in a cashless exercise are based on the fair value of the Company’s common stock at the time the Warrants are exercised.

Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder to purchase from the Company the number of shares of common stock at $11.50 per share. The Public Warrants may only be exercised for a whole number of Warrant Shares by a Registered Holder. No fractional shares will be issued.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

A Warrant may be exercised only during the period (“Exercise Period”) commencing 30 days after the completion of the Company’s initial business combination and terminating at 5:00 p.m., New York City time, on the earlier to occur of (i) (A) five years following the completion of the Company’s initial business combination with respect to the Public Warrants, and (B) five years from the effective date of the Registration Statement with respect to the Private Warrants purchased by Chardan NexTech 2 Warrant Holdings LLC, provided that once the Private Warrants are not beneficially owned, directly or indirectly, by Chardan Capital Markets, LLC or any of its related persons anymore, the Private Warrants may not be exercised five years following the completion of the Company’s initial business combination, and (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Warrant Agreement (“Expiration Date”). Except with respect to the right to receive the Redemption Price, each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights shall cease at the close of business on the Expiration Date. The Company may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company (i) may not extend the duration of the Private Warrants by delaying the Expiration Date and (ii) will provide written notice of not less than 10 days to Registered Holders of such extension and that such extension shall be identical in duration among all of the then outstanding Warrants.

The Company is not required to issue any fraction of a Warrant Share in connection with the exercise of Warrants, and in any case where the Registered Holder would be entitled under the terms of the Warrants to receive a fraction of a Warrant Share upon the exercise of such Registered Holder’s Warrants, issue or cause to be issued only the largest whole number of Warrant Shares issuable on such exercise (and such fraction of a Warrant Share will be disregarded); provided, that if more than one Warrant certificate is presented for exercise at the same time by the same Registered Holder, the number of whole Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares issuable on exercise of all such Warrants.

The Private Warrants: (i) will be exercisable either for cash or on a cashless basis at the holders option and (ii) will not be redeemable by the Company, in either case as long as the Private Warrants are held by the initial purchasers or any of their permitted transferees (as prescribed in the Subscription Agreement). The Private Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of, the Private Warrants (or any securities underlying the Private Warrants) for a period of one hundred eighty (180) days following the effective date of the Registration Statement to anyone other than any member participating in the Public Offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction for the remainder of the time period.

All (and not less than all) of the outstanding Warrants may be redeemed, in whole and not in part, at the option of the Company, at any time from and after the Warrants become exercisable, and prior to their expiration, at the office of the Warrant Agent, at the price of $.01 per Warrant (“Redemption Price”); provided that the last sales price of the common stock has been equal to or greater than $16.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) (the “Redemption Trigger Price”), for any ten (10) trading days within a thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given and provided further that there is a current Registration Statement in effect with respect to the shares of common stock underlying the Warrants for each day in the aforementioned 30- day trading period and continuing each day thereafter until the Redemption Date. For avoidance of doubt, if and when the warrants become redeemable by the Company, the Company may exercise its redemption right, even if it is unable to register or qualify the Warrant Shares for sale under all applicable state securities laws.

The Company accounts for the 4,627,858 Private Warrants issued in connection with the Initial Public Offering in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the Private Warrants do not meet the criteria for equity treatment thereunder, each Private Warrant must be recorded as a liability. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to its current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

The Public Warrants are not precluded from equity classification. Equity-classified contracts are initially measured at fair value (or allocated value). Subsequent changes in fair value are not recognized as long as the contracts continue to be classified in equity.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8. STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred Stock— The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2022 and December 31, 2021, the Company had no issued or outstanding shares of preferred stock.

Common stock — The Company is authorized to issue 50,000,000 shares of common stock with a par value of $0.0001 per share. On June 30, 2022 and December 31, 2021, there were 15,812,500 shares of common stock issued and outstanding, including 12,650,000 shares of common stock subject to possible redemption. Of the 15,812,500 shares of common stock outstanding, up to 412,500 shares were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. On August 16, 2021, the underwriters’ exercised the over-allotment option in full  (see Note 6), thus these shares are no longer subject to forfeiture.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Certificate of Incorporation or bylaws, or as required by applicable law or stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by the Company’s stockholders (other than the election of directors).

NOTE 9. INCOME TAXES

The Company’s effective tax rate for the three and six months ended June 30, 2022 was 0.0%. The effective tax rate for the three and six months ended June 30, 2021 was 0.0%. The Company’s effective tax rate differs from the statutory income tax rate of 21% primarily due to the recognition of gains or losses from the changes in the fair value of warrant liabilities and unrealized gains on the investments held in the Trust Account, which are not recognized for tax purposes. The Company has historically calculated the provision for income taxes during interim reporting periods by applying an estimate of the annual effective tax rate for the full fiscal year to income or loss for the reporting period. The Company has used a discrete effective tax rate method to calculate taxes for the three and six months ended June 30, 2022. The Company believes that, at this time, the use of the discrete method for the three and six months ended June 30, 2022 is more appropriate than the estimated annual effective tax rate method as the estimated annual effective tax rate method is not reliable due to a high degree of uncertainty in estimating annual pretax earnings.

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Amount at
Description	Fair Value	Level 1	Level 2	Level 3
June 30, 2022
Assets
Investments held in Trust Account:
Money Market investments	$128,610,697	$128,610,697	$—	$—
Liabilities
Warrant liabilities — Private Warrants	$879,293	$—	$—	$879,293

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

	Amount at
Description	Fair Value	Level 1	Level 2	Level 3
December 31, 2021
Assets
Investments held in Trust Account:
Money Market investments	$128,421,215	$128,421,215	$—	$—
Liabilities
Warrant liabilities — Private Warrants	$2,036,258	$—	$—	$2,036,258

The Company utilizes a Black-Scholes method to value the Private Warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liabilities is determined using Level 3 inputs. Inherent in a Black-Scholes model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the Private Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides the significant inputs to the Black-Scholes method for the fair value of the Private Warrants:

	As of June 30,	As of December 31,
	2022	2021
Common stock price	$10.15	$9.97
Exercise price	$11.50	$11.50
Dividend yield	—%	—%
Term to Business Combination (years)	4.12	4.61
Volatility	11.8%	9.1%
Risk-free rate	3.00%	1.20%
Fair value	$0.19	$0.44

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Fair value as of June 23, 2020 (inception)	$—
Initial measurement	5,553,429
Change in valuation inputs or other assumptions	(3,517,171)
Fair value at December 31, 2021	$2,036,258
Change in valuation inputs or other assumptions	1,434,636
Fair value at March 31, 2022	$601,622
Change in valuation inputs or other assumptions	(277,671)
Fair value at June 30, 2022	$879,293

The Company recognized a loss in connection with changes in the fair value of warrant liabilities of $277,671 within change in fair value of warrant liabilities in the unaudited condensed statement of operations for the three months ended June 30, 2022. The Company recognized a gain in connection with changes in the fair value of warrant liabilities of $1,156,965 within change in fair value of warrant liabilities in the unaudited condensed statement of operations for the six months ended June 30, 2022. For the three and six months ended June 30, 2021, there were no warrants outstanding.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, except as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

On July 12, 2022, the Company, Dragonfly and Merger Sub entered into that certain Amendment to the Agreement and Plan of Merger, between the Company, Dragonfly and Merger Sub (the “Amendment”), which amended the Merger Agreement to, among other things, reflect a $15 million increase in the consideration to be issued in the business combination in connection with Dragonfly entering into a Stock Purchase Agreement with THOR Industries, Inc. (“THOR”), dated as of July 12, 2022, whereby for $15 million in cash, THOR purchased 1,267,502 shares of Dragonfly common stock (the “THOR Investment”). In connection with the THOR Investment, THOR and Dragonfly will enter into a commercial arrangement pursuant to which (i) THOR and certain of THOR’s affiliates will, among other things, transition to lithium-ion batteries manufactured and sold by Dragonfly, and (ii) Dragonfly will, among other things, grant certain board observer rights (with customary limitations) to THOR.

Other than as expressly modified by the Amendment, the Merger Agreement remains in full force and effect.

Special Meeting to Amend Charter and Investment Management Trust Agreement

On August 5, 2022, Chardan held a special meeting (the “Special Meeting”), at which holders of 11,331,512 shares of common stock of Chardan, par value $0.0001 per share (“Chardan Common Stock”), were present in person or by proxy, representing approximately 71.66% of the voting power of the 15,812,500 shares of Chardan Common Stock issued and outstanding entitled to vote at the Special Meeting at the close of business on July 11, 2022, which was the record date (the “Record Date”) for the Special Meeting. Stockholders of record as of the close of business on the Record Date are referred to herein as “Stockholders.”

At the Special Meeting, the Stockholders approved the proposal to amend the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to provide the Company’s officers, directors, initial stockholders and Chardan NexTech 2 Warrant Holdings, LLC (collectively, the “Insiders”) the ability to extend the date by which the Company must complete a business combination up to three (3) times for an additional one (1) month each time (for a maximum of three (3) one-month extensions) upon the deposit into the trust account (the “Trust Account”) by the Insiders, their affiliates or designees of $200,000 upon five days’ advance notice prior to August 13, 2022 (or such other applicable deadline) (the “Extension,” and such proposal, the “Charter Amendment”). On July 29, 2022, to effectuate the Charter Amendment, the board of directors of the Company (the “Board”) approved and adopted the Second Amended and Restated Certificate of Incorporation of the Company (the “Second A&R Charter”). The foregoing description of the Second A&R Charter does not purport to be complete and is qualified in its entirety by the terms of the Second A&R Charter, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

In connection with the Charter Amendment, Stockholders elected to redeem 9,556,652 shares of Chardan Common Stock, representing approximately 60.44% of the issued and outstanding shares of Chardan Common Stock and 75.55% of the issued outstanding Chardan Common Stock sold in the IPO, resulting in the distribution of $97,194,950 from the Trust Account to the redeeming Stockholders. Following such redemptions, approximately $31,460,579 remains in the Trust Account and 6,255,848 shares of Chardan Common Stock will remain issued and outstanding.

In addition, at the Special Meeting, the Stockholders approved the proposal to amend the Investment Management Trust Agreement, dated August 10, 2021 (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Company (the “Trustee”) to authorize the Extension and its implementation by the Company (the “Trust Amendment Proposal”). On July 29, 2022, to effectuate the Trust Amendment Proposal, the Board approved and adopted Amendment No. 1 to the Investment Management Trust Agreement (the “Trust Agreement Amendment”). The foregoing description of the Trust Agreement Amendment does not purport to be complete and is qualified in its entirety by the terms of the Trust Agreement Amendment, a copy of which is attached hereto as Exhibit 10.6 and incorporated herein by reference.

CHARDAN NEXTECH ACQUISITION 2 CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Extension

In connection with the Extension, the Insiders notified the Company on August 8, 2022 of the Insiders’ intention to extend the date by which the Company must complete a business combination for an additional one (1) month by depositing $200,000 into the Trust Account.

Also in connection with the Extension, the Company and Chardan NexTech 2 Warrant Holdings, LLC (“CNTQ Warrant Holdings”) entered into a promissory note on August 11, 2022 (the “Extension Note”), whereby the Company agreed to pay $200,000 to CNTQ Warrant Holdings.

DRAGONFLY ENERGY CORP.

FINANCIAL STATEMENT FOR THE YEARS ENDED

DECEMBER 31, 2021 AND 2020

DRAGONFLY ENERGY CORP.

Report of Independent Registered Public Accounting Firm

Board of Directors

Dragonfly Energy Corp.

Reno, Nevada

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Dragonfly Energy Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of income, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/BDO USA, LLP

We have served as the Company’s auditor since 2021.

Spokane, Washington

April 20, 2022

DRAGONFLY ENERGY CORP.

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2021	2020
Current Assets
Cash	$25,586	$6,206
Restricted cash	3,044	—
Accounts receivable, net of allowance for doubtful accounts	783	1,840
Inventory	27,127	5,948
Prepaid expenses	293	351
Prepaid inventory	7,461	1,108
Other current assets	1,787	324
Total Current Assets	66,081	15,777
Property and Equipment
Machinery and equipment	3,615	1,535
Office furniture and equipment	201	157
Leasehold improvements	1,307	635
Vehicle	195	33
	5,318	2,360
Less accumulated depreciation and amortization	(857)	(323)
Property and Equipment, Net	4,461	2,037
Operating lease right of use asset	5,709	993
Total Assets	$76,251	$18,807
Current Liabilities
Accounts payable	11,360	3,091
Accrued payroll and other liabilities	2,608	767
Customer deposits	434	1,779
Uncertain tax position liability	—	19
Income tax payable	631	1,282
Notes payable, current portion	1,875	—
Operating lease liability, current portion	1,082	225
Total Current Liabilities	17,990	7,163
Long-Term Liabilities
Notes payable-noncurrent, net of debt issuance costs	37,053	—
Deferred tax liabilities	453	331
Operating lease liability, net of current portion	4,694	758
Total Long-Term Liabilities	42,200	1,089
Total Liabilities	60,190	8,252
Commitments and Contingencies (See Note 2)
Redeemable Preferred Stock
Preferred stock, 10,000,000 shares at $0.0002 par value, authorized, 10,000,000 shares issued and outstanding	2,000	2,000
Equity
Common stock, 40,000,000 shares at $0.0002 par value, authorized, 20,875,475 shares issued and outstanding as of December 31, 2021, 20,040,470 shares issued and outstanding as of December 31, 2020	4	4
Additional paid in capital	1,619	451
Retained earnings	12,438	8,100
Total Equity	14,061	8,555
Total Liabilities, Redeemable Preferred Stock and Shareholders’ Equity	$76,251	$18,807

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	2021	2020
Net Sales	$78,000	$47,187
Cost of Goods Sold	48,375	26,580
Gross Profit	29,625	20,607
Operating Expenses
Research and development	2,689	1,239
General and administrative	10,621	4,662
Selling and marketing	9,848	5,960
Total Operating Expenses	23,158	11,861
Income From Operations	6,467	8,746
Other Income (Expense)
Other Income	1	15
Interest Income (expense)	(519)	3
Total Other Income (Expense)	(518)	18
Income Before Taxes	5,949	8,764
Income Tax Expense	1,611	1,886
Net Income	$4,338	$6,878
Earnings Per Share – Basic	$0.15	$0.23
Earnings Per Share – Diluted	$0.13	$0.21
Weighted Average Number of Shares – Basic	20,101,129	20,040,470
Weighted Average Number of Shares – Diluted	21,931,108	21,388,785

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE DATA)

	Redeemable Preferred Stock		Common Stock		Additional	Retained
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Total
Balance – December 31, 2019	10,000,000	$2,000	20,000,000	$4	$88	$1,222	$1,314
Net income	—	—	—	—	—	6,878	6,878
Stock compensation expense	—	—	8,200	—	351	—	351
Exercise of stock options	—	—	32,270	—	12	—	12
Balance – December 31, 2020	10,000,000	$2,000	20,040,470	4	451	8,100	8,555
Net income	—	—	—	—	—	4,338	4,338
Stock compensation expense	—	—	—	—	734	—	734
Exercise of stock options	—	—	835,005	—	434	—	434
Balance – December 31, 2021	10,000,000	$2,000	20,875,475	$4	$1,619	$12,438	$14,061

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(IN THOUSANDS)

	2021	2020
Cash flows from Operating Activities
Net Income	$4,338	$6,878
Adjustments to Reconcile Net Income to Net Cash
(Used in) Provided by Operating Activities
Stock based compensation	734	351
Amortization of debt discount	206	—
Deferred tax liability	122	210
Depreciation and amortization	617	198
Provision for doubtful accounts	50	—
Loss on disposal of property and equipment	124	—
Changes in Assets and Liabilities
Accounts receivable	1,007	(1,640)
Inventories	(21,179)	(3,406)
Prepaid expenses	58	(309)
Prepaid inventory	(6,353)	(630)
Other current assets	(1,214)	(253)
Other assets	1,029	144
Income taxes payable	(651)	1,279
Accounts payable and other liabilities	8,903	2,159
Uncertain tax position liability	(19)	19
Customer deposits	(1,345)	1,640
Total Adjustments	(19,764)	(997)
Net Cash (Used in) Provided by Operating Activities	(13,573)	6,640
Cash Flows From Investing Activities
Purchase of property and equipment	(2,970)	(1,410)
Proceeds from disposal of property and equipment	61	—
Net Cash Used in Investing Activities	(2,909)	(1,410)
Cash Flows From Financing Activities
Proceeds from note payable	45,000	—
Payments of debt issuance costs	(6,278)	—
Proceeds from exercise of options	184	12
Proceeds from revolving note agreement	5,000	—
Repayments of revolving note agreement	(5,000)	—
Net Cash Provided by Financing Activities	38,906	12
Net Increase in Cash and Restricted Cash	22,424	5,242
Beginning cash and restricted cash	6,206	964
Ending cash and restricted cash	$28,630	$6,206
Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	$2,390	$292
Cash paid for interest	$313	$—
Supplemental Non-Cash Items
Receivable of options exercised	$250	$—
Purchases of property and equipment, not yet paid	$255	$—
Recognition of right of use asset obtained in exchange for operating lease liability	$5,745	$661

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 — NATURE OF BUSINESS

Dragonfly Energy Corp., (the “Company”), was organized as a limited liability company in the State of Nevada on October 15, 2012. The Company was reorganized as a corporation under the laws of the State of Nevada on April 11, 2016. The Company sells lithium-ion battery packs for use in a wide variety of applications. The Company sells to distributors under the Dragonfly Energy Corp name and sells direct to consumers under the trade name Battleborn Batteries. In addition, the Company develops technology for improved lithium-ion battery manufacturing and assembly methods.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These accompanying financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Reclassifications

Certain amounts disclosed in prior period financial statements have been reclassified to conform to the current period presentation. These reclassifications had no effect on reported income, cash flows, total assets, or shareholders’ equity as previously reported.

Recently adopted accounting standards:

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The new standard reduces the complexity of accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The Company adopted this guidance effective January 1, 2021 which did not have a material impact on the accompanying financial statements.

Recently issued accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2023. These standards replace the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measure at amortized cost to be presented at the net amount expected to be collected. The Company does not expect this change in guidance to have a material impact to its financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt Modifications and Extinguishments (Subtopic 470 50), Compensation Stock Based Compensation (Topic 718), and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity Classified Written Call Options. This ASU provides guidance which clarified an issuer’s accounting for modification or exchanges of freestanding equity classified written call options that remain equity classified after modification or exchange. The provisions of ASU 2021-04 are effective January 1, 2022. This ASU shall be applied on a prospective basis. The Company determined that the change in guidance did not have a material impact to its financial statements.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash, Restricted Cash, and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2021 or 2020. The Company also maintains a restricted cash balance to satisfy its note payable requirements (Refer to Note 5).

From time to time the Company has amounts on deposit with financial institutions that exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. Generally, payment is due from customers within 30 days of the invoice date and the contracts do not have significant financing components. Trade accounts receivables are recorded gross and are net of any applicable allowance. The Company has an allowance for doubtful accounts as of December 31, 2021 and 2020 of $50 and $0, respectively.

Inventory

Inventories (Note 3), which consist of raw materials, work in process and finished goods, are stated at the lower of cost (weighted average) or net realizable value, net of reserves for obsolete inventory. We continually analyze our slow moving and excess inventories. Based on historical and projected sales volumes and anticipated selling prices, we established reserves. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates its estimate of future demand. Products that are determined to be obsolete are written down to net realizable value. As of December 31, 2021 and 2020, no such reserves were necessary.

Property and Equipment

Property and equipment are stated at cost, including the cost of significant improvements and renovations. Costs of routine repairs and maintenance are charged to expense as incurred. Depreciation and amortization are calculated by the straight-line method over the estimated useful lives for owned property, or, for leasehold improvements, over the shorter of the asset’s useful life or term of the lease. Depreciation expense for the years ended December 31, 2021 and 2020 was $617 and $198, respectively. The various classes of property and equipment and estimated useful lives are as follows:

Office furniture and equipment	3 to 7 years
Machinery and equipment	3 to 7 years Leasehold improvements
Remaining Term of Lease

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. When indications of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets’ carrying value, the related assets will be written down to fair value. There were no impairments of the Company’s long-lived assets for the periods presented.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Leases

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease. The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: the lease has a purchase option that is reasonably certain of being exercised, the present value of the future cash flows is substantially all of the fair market value of the underlying asset, the lease term is for a significant portion of the remaining economic life of the underlying asset, the title to the underlying asset transfers at the end of the lease term, or if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. The Company does not have any finance leases as of December 31, 2021 or 2020. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term. Certain adjustments to the right- of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. Lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expenses in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company excludes from the transaction price all taxes that are assessed by a governmental authority and imposed on and concurrent with the Company’s revenue transactions, and therefore presents these taxes (such as sales tax) on a net basis in operating revenues on the Statements of Income.

Revenue is recognized when control of the promised goods is transferred to the customer or distributor, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Revenue associated with products holding rights of return are recognized when the Company concludes there is not a risk of significant revenue reversal in the future periods for the expected consideration in the transaction. There are no material instances including discounts and refunds where variable consideration is constrained and not recorded at the initial time of sale. Generally, our revenue is recognized at a point in time for standard promised goods at the time of shipment when title and risk of loss pass to the customer.

The Company may receive payments at the onset of the contract before delivery of goods for customers in the retail channel. In such instances, the Company records a customer deposit liability. Payment terms for distributors and OEMs are due within 30-60 days after shipment. The Company recognizes these contract liabilities as sales after the revenue criteria are met. As of December 31, 2021 and 2020, the contract liability related to the Company’s customer deposits approximated $434 and $1,779, respectively. The entire contract liability balance as of December 31, 2020 was recognized as revenue during the year ended December 31, 2021.

Disaggregation of Revenue:

The following table present our disaggregated revenues by distribution channel:

Sales	2021	2020
Retail	$59,042	$33,314
Distributor	10,733	10,381
Original equipment manufacture	8,225	3,492
Total	$78,000	$47,187

Shipping and Handling

Shipping and handling fees paid by customers are recorded within net sales, with the related expenses recorded in cost of sales. Shipping and handling costs associated with outbound freight are included in sales and marketing expenses. Shipping and handling costs associated with outbound freight totaled $5,105 and $2,568 for the years ended December 31, 2021 and 2020, respectively.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Product Warranty

The Company offers assurance type warranties from 5 to 10 years on its products. The Company estimates the costs associated with the warranty obligation using historical data of warranty claims and costs incurred to satisfy those claims. The Company estimates, based upon a review of historical warranty claim experience, the costs that may be incurred under our warranties and record a liability in the amount of such estimate at the time a product is sold. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. We periodically assess the adequacy of our recorded warranty liability and adjust the accrual as claims data and historical experience warrants. The Company has assessed the costs of fulfilling its existing assurance type warranties and has determined that the estimated outstanding warranty obligation on December 31, 2021 and 2020 are immaterial to the Company’s financial statements.

Returns and Sales Allowances

The provision for returns and sales allowances is determined by an analysis of the historical rate of returns and sales allowances over recent quarters and adjusted to reflect management’s future expectations. The Company has accrued for sales allowances as of December 31, 2021 in the amount of $170. There was no accrual for sales allowances as of December 31, 2020.

Concentrations

There are no significant revenue concentrations for the years ended December 31, 2021 and 2020.

Receivables from two customers comprised approximately 42% and 16%, respectively, of accounts receivable as of December 31, 2021. Receivables from one customer comprised approximately 22% of accounts receivable as of December 31, 2020. There are no other significant accounts receivable concentrations.

For the year ended December 31, 2021, three vendors accounted for approximately 27%, 10% and 10% of the Company’s total purchases, respectively. For the year ended December 31, 2020, four vendors accounted for approximately 19%, 14%, 11% and 10% of the Company’s total purchases, respectively.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses include salaries, contractor and consultant fees, supplies and materials, as well as costs related to other overhead such as depreciation, facilities, utilities, and other departmental expenses. The costs we incur with respect to internally developed technology and engineering services are included in research and development expenses as incurred as they do not directly relate to acquisition or construction of materials, property or intangible assets that have alternative future uses.

Advertising

The Company expenses advertising costs as they are incurred and are included in selling and marketing expenses. Advertising expenses amounted to $1,690 and $1,069 for the years ending 2021 and 2020, respectively.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options (Note 8). The fair value method requires the Company to estimate the fair value of stock-based payment awards to employees and non-employees on the date of grant using an option pricing model.

Stock-based compensation costs are based on the fair value of the underlying option calculated using the Black Scholes option pricing model and recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The Company measures equity-based compensation awards granted to non-employees at fair value as the awards vest and recognizes the resulting value as compensation expense at each financial reporting period.

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, expected dividend yield, expected term, risk free rate of return, and the estimated fair value of the underlying common stock. Due to the lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company and focus on the lithium-ion battery industry. The Company uses the simplified method, which is the average of the final vesting tranche date and the contractual term, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company accounts for forfeitures as they occur.

Income Taxes

Deferred income tax assets and liabilities (Note 7) are determined based on the estimated future tax effects of net operating loss, credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates.

The Company recognizes a tax benefit for an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company has a liability of $0 and $19 as of December 31, 2021 and 2020, respectively, of uncertain tax positions.

The Company’s accounting policy is to include penalties and interest related to income taxes if any, in selling, general and administrative expenses.

Earnings per Common Share

We calculate basic earnings per share pursuant to the two-class method as a result of the issuance of Series A Preferred stock in 2016. Our Series A Preferred Stock is considered a participating security because, in the event that we pay a dividend or make a distribution on the outstanding common stock, we shall also pay each holder of the Series Preferred Stock a dividend on an as-converted basis. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities according to dividend and participation rights in undistributed earnings. Under this method, all earnings, distributed and undistributed, are allocated to common shares and participating securities based on their respective rights to receive dividends. Diluted earnings per common share is calculated using the treasury stock method for options.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table sets forth the information needed to compute basic and diluted earnings per share for the years ended December 31, 2021 and 2020:

	December 31,	December 31,
	2021	2020
Basic Earnings per common share
Net Income	$4,338	$6,878
Income available for distribution	4,338	6,878
Income allocated to participating securities, Net	(1,405)	(2,290)
Income available to common shareholders	$2,933	$4,588

	December 31,	December 31,
	2021	2020
Basic earnings per common share:
Net Income available to common shareholders	$2,933	$4,588
Weighted average number of common shares-basic	20,101,129	20,040,470
Earnings per share, basic	$0.15	$0.23
Diluted earnings per common share:
Net Income available to common shareholders	$2,933	$4,588
Weighted average number of common shares-basic	20,101,129	20,040,470
Dilutive effect related to stock options	1,829,979	1,348,315
Weighted average diluted shares outstanding	21,931,108	21,388,785
Earnings per share, diluted	$0.13	$0.21

For all periods presented, there were no outstanding shares that were potentially anti-dilutive.

Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the Company’s Chief Executive Officer to make decisions with respect to resource allocation and assessment of performance. To date, the Company has viewed its operations and manages its business as one operating segment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

COVID-19

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act provides a substantial stimulus and assistance package intended to address the impact of COVID-19, including tax relief and government loans, grants, and investments. The CARES Act did not have a material impact on the Company’s financial statements.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is closely monitoring the impact of COVID-19 on its business, including how it will affect its customers, workforce, suppliers, vendors, and production and distribution channels, as well as its financial statements. The extent to which COVID-19 impacts the Company’s business and financial results will depend on numerous evolving factors, including, but not limited to the magnitude and duration of COVID-19, the extent to which it will impact macroeconomic conditions, including interest rates, employment rates and consumer confidence, the speed of the anticipated recovery, and governmental, business, and individual consumer reactions to the pandemic. We have experienced longer lead times in the supply of our components because of global supply chain disruptions caused in-part by the ongoing COVID-19 pandemic, which have led to the build-up in inventory as well as the significant increase in prepaid inventory as suppliers are requiring upfront deposits. While there was not a material impact to the Company’s financial statements as of and for the years ended December 31, 2021 and 2020, respectively, COVID-19 could result in material impacts to the Company’s financial statements in future reporting periods.

NOTE 3 — INVENTORY

Inventory consists of the following as of:

	December 31,	December 31,
	2021	2020
Raw material	$22,885	$4,419
Work in process	—	172
Finished goods	4,242	1,357
Total inventory	$27,127	$5,948

NOTE 4 — OPERATING LEASES

The Company has leased premises that expire at various dates through September of 2025 with options to renew for an additional 5 years subject to various operating leases. As of December 31, 2020, the Company had a main office, warehouse space, research and development lab, engineering office, and sales office all located in Reno, Nevada that required annual escalating monthly payments ranging from $4 to $11. In December of 2020, the Company entered a fourth amendment lease and effective April 30, 2021, the Company moved its main office, warehouse, and sales office to a larger premise that is also located in Reno, Nevada that required annual escalating monthly payments ranging from $56 to $63. In December of 2021, the Company entered into another lease for additional warehouse space located in Reno, Nevada that required annual escalating monthly payments ranging from $47 to $55.

The following table presents the breakout of the operating leases as of:

	December 31,		December 31,
	2021		2020
Operating lease right-of-use assets	$5,709		$993
Short-term operating lease liabilities	1,082		225
Long-term operating lease liabilities	4,694		758
Total operating lease liabilities	$5,776		$983
Weighted average remaining lease term	4.6	years	3.9	years
Weighted average discount rate	5.2%		6.0%

Assumptions used in determining our incremental borrowing rate include our implied credit rating and an estimate of secured borrowing rates based on comparable market data.

Cash paid for amounts included in the measurement of lease liabilities was $952 and $148 for the years ended December 31, 2021 and 2020, respectively. These amounts are included in operating cash flows.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 — OPERATING LEASES (continued)

At December 31, 2021, the future minimum lease payments under these operating leases are as follows:

2022	$1,357
2023	1,399
2024	1,435
2025	1,440
2026	893
Total lease payments	6,524
Less imputed interest	748
Total operating lease liabilities	5,776

		December 31,	December 31,
Lease cost	Classification	2021	2020
Operating lease cost	Cost of goods sold	$633	$179
Operating lease cost	Research and development	103	—
Operating lease cost	General and administration	42	144
Operating lease cost	Selling and marketing	42	—
Total lease cost		$820	$323

All lease costs included in the schedule above are fixed lease costs.

NOTE 5 — LONG TERM DEBT

Financing — Trust Indenture

On November 24, 2021, the Company entered into agreements to issue $45,000 in fixed rate senior notes (Series 2021-6 Notes) pursuant to a Trust Indenture held by UMB Bank, as trustee and disbursing agent, and Newlight Capital, LLC as servicer. The trust and debt documents also require a Lender Collateral Residual Value Insurance Policy (the “Insurance Policy”, with UMB Bank as named insured for $45,000), and a placement agent, which is Tribe Capital Markets, LLC.

On the closing date of the financing, the Company received a wire for $35,474, which is comprised of the gross proceeds of $45,000 less $3,188 in deposits to certain reserve accounts (see “Reserve Accounts” below), and $6,338 in expenses withdrawn from the gross proceeds, which included a prepaid loan monitoring fee of $60, $4,725 in prepaid policy premiums and related costs underlying the Insurance Policy (see “Collateral” below) included in debt issuance costs, and $1,553 in other debt issuance costs.

The obligation for the Series 2021-6 Notes underlying the Trust Indenture is $45,000 in principle on the date of the closing of the financing. The debt bears interest at 5.50% per annum accruing monthly on a 360-day basis. Late payments will be subject to a $50 late fee and default interest based on a rate 5 percentage points above the applicable interest immediately prior to such default. The Company will make interest-only payments on the unpaid principal amount in arrears, commencing December 1, 2021 and ending on November 1, 2022 (for interest accruing from the Closing Date through October 31, 2022). Beginning on December 1, 2022, the Company will repay the debt in twenty-four equal installments of principal in the amount of $1,875, plus accrued interest on the unpaid principal amount. Any remaining obligations will be due and payable on November 1, 2024.

The obligations under the Trust Indenture will be deemed to be repaid or prepaid to the same extent, in the same amounts and at the same times, as the Series 2021-6 Notes are redeemed with funds provided except for payments made from the proceeds of the Insurance Policy (see “Collateral” below) as such funds must be reimbursed by the Company to the insurer.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5 — LONG TERM DEBT (continued)

During the year ended December 31, 2021, a total of $390 of interest expense was incurred under the debt. Amortization of the debt issuance costs under the interest method amounted to $77 during the year ended December 31, 2021.

Reserve Accounts

Deposits into the reserve accounts consisted of the following items:

Payment Reserve Fund	$3,044
Capitalized Interest Fund	144
Total	$3,188

The Payment Reserve Fund is a debt service fund to be maintained by UMB Bank, and the initial deposit is equal to the maximum amount of monthly interest and principal debt service payment due on the Series 2021-6 notes, plus interest earned on special redemptions (see Special Redemptions below). These funds may be utilized by UMB Bank to fund certain shortfalls and a special redemption, but otherwise such funds are released pro rata to the Company based on principal payments made by the Company on the Series 2021-6 Notes. Since this is a deposit account maintained by the trustee and restricted for release upon the occurrence of future events, this deposit will be treated as restricted cash.

The Capitalized Interest Fund was created to hold the interest that will accrue from the closing date until the first payment due on December 15, 2021. The initial deposit, therefore, was treated as prepaid interest. These funds were utilized to pay the interest incurred through that first payment date

Both above funds, to the extent that they are deposited into interest-bearing accounts, will earn interest that UMB Bank will transfer into an Interest Earnings Fund, which funds will be held in escrow until the earlier of maturity or when the debt obligations are paid in full (assuming no events of default). There were no funds deposited into interest-bearing accounts for the period ended December 31, 2021.

Special Redemptions

If the Company fails to make a scheduled payments of principal and interest as required under the loan agreements on the due dates, and fails to cure such non-payment within 10 days, UMB Bank may, upon the direction of the registered noteholders of at least 75% of the principal amount outstanding under the Series 2021-6 Notes, declare that an event of “Special Redemption” has occurred, and such failure shall trigger the provisions of the Insurance Policy. These provisions include filing of a claim notice with the insurer, withdrawal of the unpaid amount from the Payment Reserve Fund and pay such amount to the holders of those Series 2021-6 Notes, and acceleration of the Series 2021-6 Notes that remain outstanding after the payment.

Collateral

As collateral for payment of the debt and certain obligations related to performance under the Trust Indenture and related transaction documents, the Company and the guarantors granted to Newlight Capital, LLC, as representative and for the benefit of UMB Bank a continuing security interest in all substantially all of the assets of the Company.

Under the terms of the Trust Indenture, the Insurance Policy is required as additional collateral guaranteeing the payments under the debt by the Company. The Company determined this was not a direct incremental cost of the financing. The premium costs were recognized as a debt issuance cost. The term of the policy aligns with the term of the debt (three years, unless reduced due to default provisions). The secured party (UMB Bank, as trustee) would not have the right to sell or repledge either the intellectual property or the insurance collateral unless and until the Company defaults and a claim is made.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5 — LONG TERM DEBT (continued)

Loan Monitoring Fees

The Company will incur ongoing monitoring service by NewLight Capital LLC for 24 months at $180 total expense. These services entail monitoring of financial records and information related to collateral enforcement on an ongoing basis. The $60 prepayment funded at closing was recognized as a prepaid expense and will be amortized straight-line over the first 8 months of the agreement.

Financial Covenants

The Company must comply with certain financial covenants, including minimum adjusted EBITDA, capital expenditures and minimum fixed charge coverage ratio. These covenants are not effective as of December 31, 2021 but will begin to take effect with the fiscal quarter ending March 31, 2022.

Long-Term Debt Maturities

At December 31, 2021, the future debt maturities are as follows:

2022	$1,875
2023	22,500
2024	20,625
Total	45,000
Less: Unamortized debt issuance costs	(6,072)
Total debt	38,928
Less: current portion of debt	(1,875)
Total long-term debt	$37,053

NOTE 6 — REVOLVING NOTE AGREEMENT

On October 6, 2021, the Company entered into a revolving note agreement with a lender to borrow up to $8,000. The borrowing amount is limited and based on the lesser of maximum principal amount ($8.0 million) and the sum equal to 80% of eligible accounts receivable and 50% of eligible inventory. Interest on each advance shall accrue at the prime rate announced by Bank from time to time, as and when such rate changes. The revolving credit amount is collateralized by all assets of the Corporation. The Company drew an initial amount of $5,000 under the facility, which it subsequently re-paid and the revolving note was terminated as a closing condition of the Series 2021-6 notes.

NOTE 7 — INCOME TAXES

The income tax expense consists of the following items:

	2021	2020
Current	$1,489	$1,676
Deferred	122	210
Total tax expense	$1,611	$1,886

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 7 — INCOME TAXES (continued)

Components of deferred tax assets (liabilities) are as follows:

	2021	2020
Leases	$14	$(15)
Stock based compensation	35	19
Allowance for bad debt	59	—
Fixed assets and intangibles	(606)	(345)
Inventory (Sec. 263A)	45	10
Net deferred tax liability	$(453)	$(331)

Reconciliation between the effective tax rate on income from continuing operations and the statutory rate for the year ending December 31, 2021, is as follows:

	Tax	Percentage
Federal income tax provision at statutory rates	$1,249	21.00%
Permanent differences (other than tax)	188	3.16%
State taxes, net	128	2.15%
Deferred true-up	56	0.94%
Research and development credits	—	—%
Uncertain tax positions	(19)	(0.32)%
Other	9	0.15%
Total	$1,611
Effective tax rate		27.08%

Reconciliation between the effective tax rate on income from continuing operations and the statutory rate for the year ending December 31, 2020 is as follows:

	Tax	Percentage
Federal income tax provision at statutory rates	$1,840	21.00%
Permanent differences (other than tax)	87	0.99%
State taxes, net	9	0.10%
Deferred true-up	(2)	(0.02)%
Research and development credits	(75)	(0.86)%
Uncertain tax positions	19	0.22%
Other	8	0.11%
Total	$1,886
Effective tax rate		21.52%

The tax returns of the Company are open for three years form the date of filing. At the report date, federal tax returns are open for the Company for 2018, 2019 and 2020.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 — STOCK-BASED COMPENSATION

On August 12, 2019, the Board of Directors approved the 2019 Stock Incentive Plan (the “Plan”) with a term of ten years. The Plan is administered by the Board of Directors, which is authorized to grant, at its discretion, awards to employees, directors, and consultants. The maximum number of common shares reserved for grants of awards under the Plan is 3,000,000 shares. The Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), and the grants and sale of restricted stock units (RSUs). Shares issued under this Plan may be drawn from authorized and unissued shares, or shares reacquired by the Company.

In July of 2021, the Board of Directors approved the 2021 Stock Incentive Plan (the “Plan”) with a term of ten years. The Plan is administered by the Board of Directors, which is authorized to grant, at its discretion, awards to employees, directors, and consultants. The maximum number of common shares reserved for grants of awards under the Plan is 1,000,000 shares. The Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), and the grants and sale of restricted stock units (RSUs). Shares issued under this Plan may be drawn from authorized and unissued shares, or shares reacquired by the Company.

If an incentive award granted under the Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for future awards under the Plan. The number of shares subject to the Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction.

A summary of the Company’s option activity and related information follows:

				Weighted
			Weighted	Average	Aggregate
		Weighted-	- Average	Remaining	intrinsic
	Number of	Average	Grant Date	Contractual	value
	Options	Exercise Price	Fair Value	Life (in years)	(in thousands)
Balances, January 1, 2020	2,157,950	$0.39	0.39	8.54	651
Options granted	620,950	0.69	1.92		—
Options forfeited	(183,550)	0.52	0.93		—
Options exercised	(32,270)	0.46	0.64		—
Balances, December 31, 2020	2,563,080	$0.45	0.72	7.92	651
Options granted	1,750,551	3.41	2.03		3,551
Options forfeited	(356,228)	1.44	1.82		—
Options exercised	(835,005)	0.51	0.53		442
Balances, December 31, 2021	3,122,398	$1.98	1.38	8.52	6,550
At December 31, 2021
Vested and Exercisable	550,601	$0.88		7.42	1,762
Vested and expected to vest	3,122,398	$1.98		7.92	6,550

Share-based compensation expense for options totaling $734 and $324 was recognized in our statements of income for the years ended December 31, 2021 and 2020, respectively. Of the $734 of share-based compensation incurred during the year ended December 31, 2021, $252 is allocated to cost of goods sold, $95 to research and development, $156 to selling and marketing, and $231 to general and administrative expenses. Of the $324 of share-based compensation incurred during the year ended December 31, 2020, $48 is allocated to cost of goods sold, $23 to research and development, $61 to selling and marketing, and $192 to general and administrative expenses. The Company did not receive payment for 615,124 of the 835,005 options exercised during the period ended December 31, 2021 and accordingly a receivable of $250 was recognized and included in other current assets on the balance sheet. This payment was received on January 4, 2022.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 8 — STOCK-BASED COMPENSATION (continued)

As of December 31, 2021, there were 10,327 shares of unissued authorized and available for future awards under the plans.

As of December 31, 2021, the Company had stock-based compensation expense of $3,646, related to unvested stock options not yet recognized that are expected to be recognized over an estimated weighted average period of 2.9 years.

The valuation methodology used to determine the fair value of the options issued during the year was the Black Scholes option pricing model. The Black Scholes model requires the use of a number of assumptions including volatility of the stock price, the fair value of the underlying stock, the average risk-free interest rate, and the weighted average expected life of the options. The fair value of the underlying stock is determined by the Board of Directors. Given the absence of a public trading market, the Board of Directors utilizes a 409A valuation which considers numerous objective and subjective factors to determine the fair value of our common stock. These factors included but are not limited to: (i) the rights, preferences and privileges of convertible preferred stock relative to common stock; (ii) the lack of marketability of common stock; (iii) stage and development of the Company’s business; (iv) general economic conditions; and (v) the likelihood of achieving a liquidity event, such as an initial public offering (“IPO”) or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework is used to evaluate the fair value of the underlying shares. The expected term was estimated using the simplified method.

	2021	2020
Weighted average fair value of options granted	$1.73 – 2.18	$1.30 – 2.39
Risk-free interest rate	1.08%	0.46%
Volatility	52.6%	52.5%
Expected life (years)	6.02	5.95
Dividend yield	0.00%	0.00%

NOTE 9 — REDEEMABLE PREFERRED STOCK RIGHTS

Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A preferred stock in an amount as set forth in the amended and restated certificate of incorporation. No dividends have been declared to date.

Voting Rights

The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the “Series A Director”). The Series A Director shall be given two votes on any action requiring the vote or approval of the Board of Directors.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 9 — REDEEMABLE PREFERRED STOCK RIGHTS (continued)

The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation, the “Common Stock Director A” and the “Common Stock Director B”). The Common Stock Director A shall be given three votes on any action requiring the vote or approval of the Board of Directors and the Common Stock Director B shall be given one vote on any action requiring the vote or approval of the Board of Directors. Any director elected as provided above may be removed without caused by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Assets Sales

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or deemed liquidation event, as defined, the holders of shares of Series A Preferred Stock then outstanding (the “Series A shareholders”) shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders prior to payment to common shareholders, an amount per share equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A preferred Stock been converted into Common Stock immediately prior to such liquidation event. If upon the occurrence of such liquidation event, if the assets of the Corporation available for distribution to its stockholders are insufficient to pay the Series A shareholders the full amount to which they shall be entitled, the Series A shareholders will be entitled to a pro rata distribution of assets in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Upon the occurrence of such liquidation event, and after the payment of all preferential amounts required to be paid to the Series A holders, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Redemption

The preferred shares are subject to mandatory redemption based on the occurrence of certain “deemed liquidation events” as defined which include a merger or consolidation or the sale, exchange, lease, transfer, exclusive license, or other disposition by the Company of all or substantially all of the Company’s assets. If the Company does not affect a dissolution of the Corporation under Nevada Law within ninety days after a deemed liquidation event, then the Company is required to send written notice to each holder of Series A Preferred Stock no later than the ninetieth day after the deemed liquidation event advising such holders of their right to require the redemption of such shares of Preferred Stock. Dissolution of the Corporation under Nevada Law with ninety days after a deemed liquidation event is not within the control of the Company. As such the Preferred Stock is precluded from permanent equity classification and has been presented as mezzanine equity.

Conversion rights

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price of $0.20. Such initial conversion price may be converted into common stock, subject to certain adjustments.

Mandatory conversion

Upon either (a) the closing of the sale of shares of Common Stock at a price of at least $1 per share, in a firm- commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of more than 50% of the then outstanding shares of Series A Preferred Stock, then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

DRAGONFLY ENERGY CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 — COMMON STOCK

The Company is authorized to issue up to 40,000,000 shares of common stock with $0.0002 par value. At December 31, 2021 and 2020, there were 20,875,475 and 20,040,470 shares issued and outstanding.

Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the rights of the preferred stockholders. As of December 31, 2021 and 2020, no dividends on common stock had been declared by the Company. At December 31, 2021 and 2020, the Company had reserved shares of common stock for issuance as follows:

	2021	2020
Convertible preferred stock outstanding	10,000,000	10,000,000
Options issued and outstanding	3,122,398	2,563,080
Common stock outstanding	20,875,475	20,040,470
Shares available for future issuance	10,327	404,650
Total	34,008,200	33,008,200

In November of 2020, the board of directors approved and granted 8,200 common shares to consultants for historical services provided. The shares were fair valued at $3.41 per share for total compensation of $27. The amount was expensed immediately and is included in selling, general and administrative expenses.

NOTE 11 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2021 through April 20, 2022, which is the date the financial statements were available for issuance and has determined that there are no subsequent events requiring adjustment to or disclosure in the financial statements, other than as follows:

On January 1, 2022, the Company (the “Buyer”) entered into an asset purchase agreement (the “APA”) with Bourns Production, Inc., a Nevada corporation (the “Seller”) pursuant to which the Buyer acquired machinery and equipment of the Seller as set forth in the APA for a purchase price of $197.

On February 2, 2022, the Company entered into a 124-month lease agreement in Reno, Nevada. The lease calls for monthly base rent of $230, $23 of fix operating expense costs, and estimated monthly property taxes of $21. The monthly base rent and fixed operating expense costs are subject to escalation of 3% and 2.4%, respectively, on an annual basis. The first payment is due upon substantial completion of construction of the building which is expected to be within 2 years from the effective date.

DRAGONFLY ENERGY CORP.

FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

DRAGONFLY ENERGY CORP.

DRAGONFLY ENERGY CORP.

UNAUDITED CONDENSED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	June 30,	December 31,
	2022	2021
Current Assets
Cash	$1,055	$25,586
Restricted cash	3,044	3,044
Accounts receivable, net of allowance for doubtful accounts	4,659	783
Inventory	42,268	27,127
Prepaid expenses	1,529	293
Prepaid inventory	3,153	7,461
Prepaid income tax	342	—
Other current assets	3,751	1,787
Total Current Assets	59,801	66,081
Property and Equipment
Machinery and equipment	8,174	3,615
Office furniture and equipment	207	201
Leasehold improvements	1,361	1,307
Vehicle	234	195
	9,976	5,318
Less accumulated depreciation and amortization	(1,147)	(857)
Property and Equipment, Net	8,829	4,461
Operating lease right of use asset	5,158	5,709
Deferred tax asset	366	—
Total Assets	$74,154	$76,251
Current Liabilities
Accounts payable	12,502	11,360
Accrued payroll and other liabilities	2,815	2,608
Customer deposits	251	434
Income tax payable	—	631
Notes payable, current portion	5,212	1,875
Operating lease liability, current portion	1,131	1,082
Total Current Liabilities	21,911	17,990
Long‑Term Liabilities
Notes payable‑noncurrent, net of debt issuance costs	34,912	37,053
Deferred tax liabilities	—	453
Operating lease liability, net of current portion	4,116	4,694
Total Long‑Term Liabilities	39,028	42,200
Total Liabilities	60,939	60,190
Commitments and Contingencies (See Note 2)
Redeemable Preferred Stock
Preferred stock, 10,000,000 shares at $0.0002 par value, authorized, 10,000,000 shares issued and outstanding	2,000	2,000
Equity
Common stock, 40,000,000 shares at $0.0002 par value, authorized, 21,090,876 shares issued and outstanding as of June 30, 2022, 20,875,475 shares issued and outstanding as of December 31, 2021	4	4
Additional paid in capital	2,540	1,619
Retained earnings	8,671	12,438
Total Equity	11,215	14,061
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity	$74,154	$76,251

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Six Months Ended June 30,
	2022	2021

Net Sales	$39,925	$38,973
Cost of Goods Sold	27,402	22,939
Gross Profit	12,523	16,034
Operating Expenses
Research and development	1,198	1,196
General and administrative	7,421	5,393
Selling and marketing	5,973	4,213
Total Operating Expenses	14,592	10,802
(Loss) Income From Operations	(2,069)	5,232
Other (Expense) Income
Interest (Expense) income	(2,450)	—
(Loss) Gain on disposition of assets	(62)	62
Total Other (Expense) Income	(2,512)	62
(Loss) Income Before Taxes	(4,581)	5,294
(Benefit) Provision for Income Taxes	(814)	1,117
Net (Loss) Income	$(3,767)	$4,177
(Loss) Earnings Per Share‑ Basic	$(0.18)	$0.14
(Loss) Earnings Per Share‑ Diluted	$(0.18)	$0.13
Weighted Average Number of Shares‑Basic	20,952,757	20,053,843
Weighted Average Number of Shares‑Diluted	20,952,757	21,643,596

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

UNAUDITED CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE DATA)

	Redeemable					Retained
	Preferred Stock		Common Stock		Additional	Earnings
	Shares	Amount	Shares	Amount	Paid‑In Capital	(Deficit)	Total

Balance ‑ January 1, 2021	10,000,000	$2,000	20,040,470	$4	$451	$8,100	$8,555

Net income	—	—	—	—	—	4,177	4,177
Stock compensation expense	—	—	—	—	178	—	178
Exercise of stock options	—	—	32,258	—	17	—	17

Balance ‑ June 30, 2021	10,000,000	$2,000	20,072,728	$4	$646	$12,277	$12,927

Balance ‑ January 1, 2022	10,000,000	$2,000	20,875,475	$4	$1,619	$12,438	$14,061

Net loss	—	—	—	—	—	(3,767)	(3,767)
Stock compensation expense	—	—	—	—	719	—	719
Exercise of stock options	—	—	215,401	—	202	—	202

Balance ‑ June 30, 2022	10,000,000	$2,000	21,090,876	$4	$2,540	$8,671	$11,215

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(IN THOUSANDS)

	For the Six Months Ended
	June 30,
	2022	2021
Cash flows from Operating Activities
Net (Loss) Income	$(3,767)	$4,177
Adjustments to Reconcile Net (Loss) Income to Net Cash
(Used in) Provided by Operating Activities
Stock based compensation	719	178
Amortization of debt discount	1,196	—
Deferred tax liability	(819)	85
Depreciation and amortization	389	272
Loss on disposal of property and equipment	62	(62)
Changes in Assets and Liabilities
Accounts receivable	(3,876)	550
Inventories	(15,141)	(6,490)
Prepaid expenses	(1,236)	225
Prepaid inventory	4,308	(1,577)
Other current assets	(1,962)	170
Other assets	551	714
Income taxes payable	(973)	(1,143)
Accounts payable	1,142	3,698
Accrued expenses	(322)	159
Uncertain tax position liability	—	(19)
Customer deposits	(183)	(1,353)
Total Adjustments	(16,145)	(4,593)
Net Cash Used in Operating Activities	(19,912)	(416)

Cash Flows From Investing Activities
Purchase of property and equipment	(4,819)	(2,320)
Net Cash Used in Investing Activities	(4,819)	(2,320)

Cash Flows From Financing Activities
Proceeds from exercise of options	200	17
Net Cash Provided by Financing Activities	200	17

Net Decrease in Cash and Restricted Cash	(24,531)	(2,719)
Beginning cash and restricted cash	28,630	6,206
Ending cash and restricted cash	$4,099	$3,487

Supplemental Disclosures of Cash Flow Information:
Cash paid for income taxes	$—	$2,077
Cash paid for interest	$1,254	$—
Supplemental Non‑Cash Items
Receivable of options exercised	$2	$—
Recognition of right of use asset obtained in exchange for operating lease liability	$—	$3,120

The accompanying notes are an integral part of these financial statements.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1 — NATURE OF BUSINESS

Dragonfly Energy Corp., (the “Company”), was organized as a limited liability company in the State of Nevada on October 15, 2012. The Company was reorganized as a corporation under the laws of the State of Nevada on April 11, 2016. The Company sells lithium-ion battery packs for use in a wide variety of applications. The company sells to distributors under the Dragonfly Energy Corp name, and sells direct to consumers under the trade name Battleborn Batteries. In addition, the Company develops technology for improved lithium-ion battery manufacturing and assembly methods.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The financial statements reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021.

Recently adopted accounting standards:

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt Modifications and Extinguishments (Subtopic 470 50), Compensation Stock Based Compensation (Topic 718), and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815 40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity Classified Written Call Options. This ASU provides guidance which clarified an issuer’s accounting for modification or exchanges of freestanding equity classified written call options that remain equity classified after modification or exchange. The provisions of ASU No. 2021 04 are effective January 1, 2022. This ASU shall be applied on a prospective basis. The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements.

Recently issued accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2023. These standards replace the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measure at amortized cost to be presented at the net amount expected to be collected. The Company does not expect this change in guidance to have a material impact to its financial statements.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) as if the entity had originated the contracts. The guidance is effective for fiscal years beginning after December 15, 2022, with early application permitted. This ASU is applicable to the Company’s fiscal year beginning in the first quarter of fiscal 2024. The Company is currently evaluating the impact the adoption will have on its financial statements.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity's own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity's own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments in this update will be effective for the Company on January 1, 2024 and may be early adopted at the beginning of fiscal year 2023. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Cash, Restricted Cash, and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of June 30, 2022 and December 31, 2021. The Company also maintains a restricted cash balance to satisfy its note payable requirements (Refer to Note 5).

From time to time the Company has amounts on deposit with financial institutions that exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk.

Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. Generally, payment is due from customers within 30 days of the invoice date and the contracts do not have significant financing components. Trade accounts receivables are recorded gross and are net of any applicable allowance. The Company has an allowance for doubtful accounts as of June 30, 2022 and December 31, 2021 of $54 and $50, respectively.

Inventory

Inventories (Note 3), which consist of raw materials, work in process and finished goods, are stated at the lower of cost (first in, first out) or net realizable value, net of reserves for obsolete inventory. We continually analyze our slow moving and excess inventories. Based on historical and projected sales volumes and anticipated selling prices, we established reserves. Inventory that is in excess of current and projected use is reduced by an allowance to a level that approximates its estimate of future demand. Products that are determined to be obsolete are written down to net realizable value. As of June 30, 2022 and December 31, 2021, no such reserves were necessary.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost, including the cost of significant improvements and renovations. Costs of routine repairs and maintenance are charged to expense as incurred. Depreciation and amortization are calculated by the straight line method over the estimated useful lives for owned property, or, for leasehold improvements, over the shorter of the asset’s useful life or term of the lease.  Depreciation expense for the six months ended June 30, 2022 and 2021 was $389 and $272, respectively. The various classes of property and equipment and estimated useful lives are as follows:

Office furniture and equipment	3 to 7 years
Vehicles	5 years
Machinery and equipment	3 to 7 years
Leasehold improvements	Remaining Term of Lease

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of these asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. When indications of impairment are present and the estimated undiscounted future cash flows from the use of these assets is less than the assets’ carrying value, the related assets will be written down to fair value. There were no impairments of the Company’s long-lived assets for the periods presented.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company excludes from the transaction price all taxes that are assessed by a governmental authority and imposed on and concurrent with the Company’s revenue transactions, and therefore presents these taxes (such as sales tax) on a net basis in operating revenues on the Statements of Operations.

Revenue is recognized when control of the promised goods is transferred to the customer or reseller, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Revenue associated with products holding rights of return are recognized when the Company concludes there is not a risk of significant revenue reversal in the future periods for the expected consideration in the transaction. There are no material instances including discounts and refunds where variable consideration is constrained and not recorded at the initial time of sale.  Generally, our revenue is recognized at a point in time for standard promised goods at the time of shipment when title and risk of loss pass to the customer.

The Company may receive payments at the onset of the contract before delivery of goods for customers in the retail channel. Payment terms for distributors and OEMs are due within 30-60 days after shipment. In such instances, the Company records a customer deposit liability. The Company recognizes these contract liabilities as sales after the revenue criteria are met. The company had $1,779 of contract liabilities as of January 1, 2021. As of June 30, 2022 and December 31, 2021, the contract liability related to the Company’s customer deposits approximated $251 and $434, respectively. The entire contract liability balance as of December 31, 2021 was recognized as revenue during the six months ended June 30, 2022.

Disaggregation of Revenue

The following table presents our disaggregated revenues by distribution channel:

	For the Six Months Ended
	June 30,
Sales	2022	2021
Retail	$24,885	$29,582
Distributor	4,621	4,078
Original equipment manufacture	10,419	5,313
Total	39,925	38,973

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Shipping and Handling

Shipping and handling fees paid by customers are recorded within net sales, with the related expenses recorded in cost of sales. Shipping and handling costs associated with outbound freight are included in Sales and marketing expenses. Shipping and handling costs associated with outbound freight totaled $2,534 and $2,558 for the six months ended June 30, 2022 and 2021, respectively.

Concentrations

Receivables from one customer comprised approximately 57% of accounts receivable as of June 30, 2022. Receivables from two customers comprised approximately 42% and 16%, respectively, of accounts receivable as of December 31, 2021.

For the six months ended June 30, 2022, one customer accounted for approximately 11% of the Company’s total revenue. There are no significant revenue concentrations for the six months ended June 30, 2021.

For the six months ended June 30, 2022, one vendor accounted for approximately 26% of the Company’s total purchases. For the six months ended June 30, 2022, two vendors accounted for approximately 20% and 13% of the Company’s total purchases.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses include salaries, contractor and consultant fees, supplies and materials, as well as costs related to other overhead such as depreciation, facilities, utilities, and other departmental expenses. The costs we incur with respect to internally developed technology and engineering services are included in research and development expenses as incurred as they do not directly relate to acquisition or construction of materials, property or intangible assets that have alternative future uses.

Advertising

The Company expenses advertising costs as they are incurred and are included in selling and marketing expenses. Advertising expenses amounted to $1,262 and $630 for the six months ended June 30, 2022 and 2021, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non employee consultants using a fair value method which requires the recognition of compensation expense for costs related to all stock based payments, including stock options (Note 6). The fair value method requires the Company to estimate the fair value of stock-based payment awards to employees and non employees on the date of grant using an option pricing model.

Stock based compensation costs are based on the fair value of the underlying option calculated using the Black Scholes option pricing model and recognized as expense on a straight line basis over the requisite service period, which is the vesting period. The Company measures equity based compensation awards granted to non employees at fair value as the awards vest and recognizes the resulting value as compensation expense at each financial reporting period.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Determining the appropriate fair value model and related assumptions requires judgment, including estimating stock price volatility, expected dividend yield, expected term, risk free rate of return, and the estimated fair value of the underlying common stock. Due to the lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company, including stage of product development and focus on the lithium ion battery industry. The Company uses the simplified method, which is the average of the final vesting tranche date and the contractual term, to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company accounts for forfeitures as they occur.

Earnings per Common Share

We calculate basic earnings per share pursuant to the two-class method as a result of the issuance of Series A Preferred stock in 2016. Our Series A Preferred Stock is considered a participating security because, in the event that we pay a dividend or make a distribution on the outstanding common stock, we shall also pay each holder of the Series Preferred Stock a dividend on an as-converted basis. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities according to dividend and participation rights in undistributed earnings. Under this method, all earnings, distributed and undistributed, are allocated to common shares and participating securities based on their respective rights to receive dividends. Diluted earnings per common share is calculated using the treasury stock method for options.

The following table sets forth the information needed to compute basic and diluted earnings per share for the six months ended June 30, 2022 and 2021:

	June 30,	June 30,
	2022	2021
Basic (Loss) Earnings per common share
Net (Loss) Income	$(3,767)	$4,177
(Loss) Income available for distribution	(3,767)	4,177
Income allocated to participating securities(1)	—	(1,389)
Net (Loss) Income available to common shareholders	$(3,767)	$2,788
Basic (loss) Earnings per common share:
Net (Loss) Income available to common shareholders	$(3,767)	$2,788
Weighted average number of common shares-basic	20,952,757	20,053,843
(Loss) Earnings per share, basic	$(0.18)	$0.14
Diluted (loss) earnings per common share:
Net (Loss) Income available to common shareholders	$(3,767)	$2,788
Weighted average number of common shares-basic	20,952,757	20,053,843
Dilutive effect related to stock options	-	1,589,753
Weighted average diluted shares outstanding	20,952,757	21,643,596
(Loss) Earnings per share, diluted	$(0.18)	$0.13

(1)Preferred Series A holders do not have a contractual obligation to share in losses.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table sets forth the number of potential shares of common stock that have been excluded from diluted net (loss) income per share net (loss) income per share because their effect was anti-dilutive:

	June 30,	June 30,
	2022	2021

Options	2,675,378	—
Weighted average number of common shares‑basic	2, 675,378	—

Income Taxes

Deferred income tax assets and liabilities (Note 5) are determined based on the estimated future tax effects of net operating loss, credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates.

The Company recognizes a tax benefit for an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

The Company’s accounting policy is to include penalties and interest related to income taxes if any, in selling, general and administrative expenses.

Segment Reporting

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the Company’s Chief Executive Officer to make decisions with respect to resource allocation and assessment of performance. To date, the Company has viewed its operations and manages its business as one operating segment.

COVID-19

To varying degrees, the COVID-19 pandemic continues to affect our operating businesses. Significant government and private sector actions have been taken since 2020 to control the spread and mitigate the economic effects of the virus. Actions in the latter part of 2021 and during 2022 included temporary business closures or restrictions of business activities in various parts of the world in response to the emergence of variants of the virus. Notwithstanding these efforts, significant disruptions of supply chains and higher costs have persisted in 2022. Further, the development of geopolitical conflicts in 2022 have contributed to disruptions of supply chains, resulting in cost increases for commodities, goods and services in many parts of the world. The economic effects from these events over longer terms cannot be reasonably estimated at this time. Accordingly, significant estimates used in the preparation of our financial statements, including those associated with evaluations of certain long-lived assets, expected credit losses on amounts owed to us, may be subject to significant adjustments in future periods.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 3 — INVENTORY

On June 30, 2022 and December 31, 2021 inventory consists of the following:

	June 30,	December 31,
	2022	2021
Raw material	$31,407	$22,885
Finished goods	10,861	4,242
Total inventory	$42,268	$27,127

NOTE 4 — OPERATING LEASES

The Company has leased premises that expire at various dates through September of 2025 with options to renew for an additional 5 years subject to various operating leases. The Company originally had leases related to the main office, warehouse space, research and development lab, engineering office, and sales office, all located in Reno, Nevada. The original leases required annual escalating monthly payments ranging from $4 to $11. In December of 2020, the Company entered a fourth amendment lease and effective April 30, 2021, the Company terminated its original main office, warehouse and sales office lease and moved these spaces to a larger premise that is also located in Reno, Nevada that required annual escalating monthly payments ranging from $56 to $63. In December of 2021, the Company entered into another lease for additional warehouse space located in Reno, Nevada that required annual escalating monthly payments ranging from $47 to $55.

On February 2, 2022, the Company entered into a 124-month lease agreement in Reno, Nevada. The lease calls for monthly base rent of $230, $23 of fix operating expense costs, and estimated monthly property taxes of $21. The monthly base rent and fixed operating expense costs are subject to escalation of 3% and 2.4%, respectively, on an annual basis. The first payment is due upon substantial completion of construction of the building which is expected to be within 2 years from the effective date.

The following table presents the breakout of the operating leases as of:

	June 30,	December 31,
	2022	2021
Operating lease right‑of‑use assets	$5,158	$5,709
Short‑term operating lease liabilities	1,131	1,082
Long‑term operating lease liabilities	4,116	4,694
Total operating lease liabilities	$5,247	$5,776
Weighted average remaining lease term	4.1 years	4.6 years
Weighted average discount rate	5.2%	5.2%

Assumptions used in determining our incremental borrowing rate include our implied credit rating and an estimate of secured borrowing rates based on comparable market data.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 4 — OPERATING LEASES (continued)

At June 30, 2022, the future minimum lease payments under these operating leases are as follows:

2022	$683
2023	1,399
2024	1,435
2025	1,440
2026	893
Total lease payments	5,850
Less imputed interest	603
Total operating lease liabilities	$5,247

NOTE 5 — LONG TERM DEBT

Financing - Trust Indenture

On November 24, 2021, the Company entered into agreements to issue $45,000 in fixed rate senior notes (Series 2021-6 Notes) pursuant to a Trust Indenture held by UMB Bank, as trustee and disbursing agent, and Newlight Capital, LLC as servicer. The trust and debt documents also require a Lender Collateral Residual Value Insurance Policy (the “Insurance Policy”, with UMB Bank as named insured for $45,000), and a placement agent, which is Tribe Capital Markets, LLC.

On the closing date of the financing, the Company received a wire for $35,474, which is comprised of the gross proceeds of $45,000 less $3,188 in deposits to certain reserve accounts (see “Reserve Accounts” below), and $6,338 in expenses withdrawn from the gross proceeds, which included $4,725 in prepaid policy premiums and related costs underlying the Insurance Policy (see “Collateral” below), a prepaid loan monitoring fee of $60 and $1,553 in debt issuance costs.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5 — LONG TERM DEBT (continued)

The obligation for the Series 2021-6 Notes underlying the Trust Indenture is $45,000 in principal on the date of the closing of the financing. The debt bears interest at 5.50% per annum accruing monthly on a 360-day basis. Late payments will be subject to a $50 late fee and default interest based on a rate 5 percentage points above the applicable interest immediately prior to such default. The Company is making interest-only payments on the unpaid principal amount in arrears, commencing December 1, 2021 and ending on November 1, 2022 (for interest accruing from the Closing Date through October 31, 2022). Beginning on December 1, 2022, the Company will repay the debt in twenty-four equal installments of principal in the amount of $1,875, plus accrued interest on the unpaid principal amount. Any remaining obligations will be due and payable on November 1, 2024 (the “Maturity Date”).

The obligations under the Trust Indenture will be deemed to be repaid or prepaid to the same extent, in the same amounts and at the same times, as the Series 2021-6 Notes are redeemed with funds provided except for payments made from the proceeds of the Insurance Policy (see “Collateral” below) as such funds must be reimbursed by the Company to the insurer.

During the six months ended June 30, 2022, a total of $1,254, respectively, of interest expense was incurred under the debt. Amortization of the debt issuance costs under the interest method amounted to $1,197 during the six months ended June 30, 2022. The net balance of $40,124 at June 30, 2022 consists of $45,000 in principal less $4,876 in unamortized debt discount.

Reserve Accounts

Initial deposits into the reserve accounts consisted of the following items:

Payment Reserve Fund	$3,044
Capitalized Interest Fund	144
Total	$3,188

The Payment Reserve Fund is a debt service fund to be maintained by UMB Bank, and the initial deposit is equal to the maximum amount of monthly interest and principal debt service payment due on the Series 2021-6 notes, plus interest earned on special redemptions (redemptions related to certain defaults on the debt). These funds may be utilized by UMB Bank to fund certain shortfalls and a special redemption, but otherwise such funds are released pro rata to the Company based on principal payments made by the Company on the Series 2021-6 Notes. Since this is a deposit account maintained by the trustee and restricted for release upon the occurrence of future events, this deposit will be treated as restricted cash. The balance at June 30, 2022 remained at $3,044.

The Capitalized Interest Fund was created to hold the interest that will accrue from the closing date until the first payment due on December 15, 2021. The initial deposit, therefore, was treated as prepaid interest. These funds were utilized to pay the interest incurred through that first payment date, therefore the balance as of June 30, 2022 was $0.

Both above funds, to the extent that they are deposited into interest-bearing accounts, will earn interest that UMB Bank will transfer into an Interest Earnings Fund, which funds will be held in escrow until the earlier of maturity or when the debt obligations are paid in full (assuming no events of default). There were no funds deposited into interest-bearing accounts at June 30, 2022 or December 31, 2021.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 5 — LONG TERM DEBT (continued)

Financial Covenants

The Company is subject to certain financial covenants which include maintaining minimum adjusted EBITDA, Capital Expenditures and Minimum Fixed Charge Coverage Ratio requirements.

The Company was in compliance with all financial covenants as of June 30, 2022 and December 31, 2021.

Long Term Debt Maturities

At June 30, 2022, the future debt maturities are as follows:

2022	$1,875
2023	22,500
2024	20,625
Total	45,000
Less: Unamortized debt issuance costs, noncurrent	(4,876)
Total debt	40,124
Less: current portion of debt, net of debt discount	(5,212)
Total long‑term debt	$34,912

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 6 — REVOLVING NOTE AGREEMENT

On October 6, 2021, the Company entered into a revolving note agreement with a lender to borrow up to $8,000. The borrowing amount is limited and based on the lesser of maximum principal amount ($8.0 million) and the sum equal to 80% of eligible accounts receivable and 50% of eligible inventory. Interest on each advance shall accrue at the prime rate announced by Bank from time to time, as and when such rate changes. The revolving credit amount is collateralized by all assets of the Corporation. In October of 2021, the Company drew an initial amount of $5,000 under the facility, which it subsequently re-paid and the revolving note was terminated as a closing condition of the senior note facility.

NOTE 7 — ASSET PURCHASE AGREEMENT

On January 1, 2022, the Company (the “Buyer”) entered into an asset purchase agreement (the “APA”) with Bourns Production, Inc., a Nevada corporation (the “Seller”) pursuant to which the Buyer acquired machinery and equipment of the Seller as set forth in the APA for a purchase price of $197 which approximated fair market value.

NOTE 8 — RELATED PARTY

The Company loaned its Chief Financial Officer $469 to repay amounts owed by him to his former employer and entered into a related Promissory Note with a maturity date of March 1, 2026. The loan was forgiven in full in March of 2022 and was recorded within general and administrative expense.

NOTE 9 — COMMON STOCK

Common stockholders are entitled to dividends if and when declared by the Board of Directors subject to the rights of the preferred stockholders. As of June 30, 2022 and December 31, 2021, no dividends on common stock had been declared by the Company.

As of June 30, 2022 and December 31, 2021, the Company had reserved shares of common stock for issuance as follows:

	June 30,	December 31,
	2022	2021
Convertible preferred stock outstanding	10,000,000	10,000,000
Options issued and outstanding	3,390,722	3,122,398
Common stock outstanding	21,090,876	20,875,475
Shares available for future issuance	526,602	10,327
Total	35,008,200	34,008,200

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 10 — STOCK-BASED COMPENSATION

A summary of the Company’s option activity and related information follows:

				Weighted-
		Weighted-	Weighted-	Average	Aggregate
		Average	Average Grant	Remaining	intrinsic
	Number of	Exercise	Date Fair	Contractual	value
	Options	Price	Value	Life (in years)	(in thousands)
Balances, January 1, 2021	2,563,080	$0.45	$0.72	7.92	$651
Options granted	205,988	3.41	1.84		—
Options forfeited	(246,814)	0.84	1.82		—
Options exercised	(32,258)	0.52	1.06		—
Balances, June 30, 2021	2,489,996	$0.66	$0.70	7.39	$7,617

Balances, January 1, 2022	3,122,398	$1.98	$1.38	8.52	$6,550
Options granted	509,500	4.08	1.81		—
Options forfeited	(25,775)	2.93	2.32		—
Options exercised	(215,401)	0.94	2.39		—
Balances, June 30, 2022	3,390,722	$2.36	$1.72	8.43	$5,845

At June 30, 2022
Vested and Exercisable	721,719	$1.08		7.90	$2,163
Vested and expected to vest	2,669,003	$2.70		8.57	$3,682

Share-based compensation expense for options totaling $719 and $178 was recognized in our statements of income for the six months ended June 30, 2022 and 2021, respectively. Of the $719 of share-based compensation incurred during the six months ended June 30, 2022, $143 is allocated to cost of goods sold, $171 to research and development, $192 to selling and marketing, and $213 to general and administrative expenses. Of the $178 of share-based compensation incurred during the three months ended June 30, 2021, $55 is allocated to cost of goods sold, $24 to research and development, $33 to selling and marketing, and $66 to general and administrative expenses.

As of June 30, 2022, there were 526,602 shares of unissued authorized and available for future awards under the plans.

DRAGONFLY ENERGY CORP.

UNAUDITED NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 11 — PLAN OF MERGER

On May 15, 2022, the Company entered into an agreement and plan of merger with Chardan NexTech Acquisition Corp. (“CNTQ”), which, among other things, provides for CNTQ to be merged with and into the Company with the Company being the surviving company in the merger. The aggregated consideration to be paid to the equity holders of the company will be equal to the sum of (a) the aggregate merger consideration plus (b) the earnout consideration, if any. As a result of the Merger, CNTQ, will immediately be renamed Dragonfly Energy (“New Dragonfly”). Immediately prior to the consummation of the Merger, the Company’s outstanding preferred stock will automatically convert into shares of the Company’s common stock at the then-effective conversion ratio. Concurrent with the agreement and plan of merger, the Company and CCM Investments 5 LLC, an affiliate of Chardan Capital Markets (the “Equity Facility Investor”), entered into an equity facility letter agreement (the “Equity Facility”), pursuant to which New Dragonfly will have the right from time to time at its option to direct the Equity Facility Investor to purchase up to a specified maximum amount of shares of New Dragonfly’s common stock, up to a maximum aggregate purchase price of $150,000,000 over the 36-month term of the Equity Facility. The Equity Facility will be structured to allow New Dragonfly, on the terms and subject to the conditions thereof, to raise funds from the issuance of equity on a periodic basis outside the context of a traditional underwritten follow-on offering. The boards of directors of both CNTQ and the Company have approved the proposed Merger. Completion of the Merger is subject to approval of CNTQ’s shareholders and the satisfaction or waiver of certain other customary closing conditions.

NOTE 12 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through August 31, 2022, the date that the condensed financial statements were available to be issued. Based upon this review, other than noted below, the Company did not identify any subsequent events that would have required adjustment to or disclosure in the condensed financial statements.

On July 12, 2022, Dragonfly entered into a certain Stock Purchase Agreement with THOR Industries, whereby THOR purchased 1,267,502 shares of Dragonfly common stock for $15,000,000 in cash. The Company entered into a commercial agreement with THOR, however, the terms have not been finalized as of the date of this filing.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CHARDAN NEXTECH ACQUISITION 2 CORP.,

BRONCO MERGER SUB, INC.

and

DRAGONFLY ENERGY CORP.

dated as of May 15, 2022

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of May 15, 2022 (this “Agreement”), is made and entered into by and among Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Acquiror”), Bronco Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (the “Company”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror and was formed for the sole purpose of the Merger (as defined below);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Nevada Revised Statutes (“NRS”), (a) Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will be the surviving corporation and a wholly owned subsidiary of Acquiror (the “Merger”) and (b) Acquiror will change its name to “Dragonfly Energy Holdings Corp.”;

WHEREAS, upon the Effective Time (as defined below), each Company Option (as defined below) that is then outstanding will be converted into the right to receive an Acquiror Option (as defined below), subject to certain exceptions and conditions as set forth in this Agreement;

WHEREAS, each of the parties intends that, for United States federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations (as defined below), with respect to which each of Acquiror, Merger Sub and the Company are a “party to a reorganization” under Section 368(b) of the Code, and this Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”);

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to adopt and enter into this Agreement and the other documents to which the Company is a party contemplated hereby, (b) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the approval of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby by the Company’s stockholders;

WHEREAS, each of the Boards of Directors of Acquiror and Merger Sub has (a) determined that it is in the best interests of Acquiror and Merger Sub, and their respective stockholders, as applicable, and declared it advisable, to adopt and enter into this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby, (b) adopted this Agreement and approved the execution, delivery and performance by Acquiror or Merger Sub, as applicable, of this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby and the transactions contemplated hereby and thereby, and (c) recommended the adoption and approval of this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable;

WHEREAS, Acquiror, as the sole stockholder of Merger Sub, has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, the Company has requested that the Requisite Company Stockholders (as defined below) execute and deliver to the Company and Acquiror, prior to the Company Stockholder Approval Deadline (as defined below), their fully executed counterparts to the Written Consent (as defined below);

WHEREAS, in furtherance of the Merger and in accordance with the terms hereof and Acquiror’s Governing Documents, Acquiror shall provide an opportunity to its stockholders for an Acquiror Share Redemption (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, on or prior to the date hereof, Acquiror entered into a subscription agreement (as amended or modified from time to time, the “Subscription Agreement”) with Chardan Capital Markets, LLC (the “Initial PIPE Investor”) pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investor agreed to purchase from Acquiror shares of Acquiror Common Stock as described in the Subscription Agreement, with the aggregate purchase price under the Subscription Agreement being at least the Committed PIPE Investment Amount (as defined below), such purchase to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, at the Closing, Acquiror, the Sponsor, the Initial PIPE Investor, the Equity Facility Investor (as defined below), the Major Company Stockholders (as defined below), and certain of their respective Affiliates, as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) in substantially the form attached hereto as Exhibit C (with such changes as may be agreed to in writing by Acquiror and the Company), which shall be effective as of the Closing;

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a material inducement to the willingness of Acquiror to enter into this Agreement, each of the employees set forth on Section 1.1(a) of the Company Disclosure Letter (the “Key Employees”) has entered into an amendment (the “Amendments”) with the Company agreeing to certain amendments to their existing employment agreements with the Company (the “Key Employment Agreements”), which are conditioned upon the Closing and to be effective on or prior to the Closing Date;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, prior to the Effective Time, each share of Company Preferred Stock shall have been converted into one share of Company Common Stock pursuant to the Company’s Governing Documents, and all provisions of the Company’s Governing Documents related to the Company Preferred Stock shall be ineffective or waived (collectively, the “Company Preferred Conversion”);

WHEREAS, prior to the Effective Time, Acquiror shall, subject to obtaining the Acquiror Stockholder Approval, adopt the amended and restated certificate of incorporation in the form set forth on Exhibit A to provide for, among other things, an increase to the number of Acquiror’s authorized shares of Acquiror Common Stock in connection with the Merger; and

WHEREAS, prior to the consummation of the Merger, Acquiror will adopt the amended and restated bylaws in the form set forth on Exhibit B.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1.  Definitions.  As used herein, the following terms shall have the meanings set forth or referred to below:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Board Recommendation” has the meaning specified in Section 8.2(b)(ii).

“Acquiror Common Share” means a share of Acquiror Common Stock.

“Acquiror Common Stock” means Common Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Cure Period” has the meaning specified in Section 10.1(g).

“Acquiror Disclosure Letter” has the meaning specified in the introduction to Article V.

“Acquiror ESPP Proposal” has the meaning specified in Section 8.2(b)(ii).

“Acquiror Financial Statements” has the meaning specified in Section 5.6(d).

“Acquiror Incentive Plan Proposal” has the meaning specified in Section 8.2(b)(ii).

“Acquiror Option” has the meaning specified in Section 3.3(a).

“Acquiror Private Placement Warrant” means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to Chardan NexTech 2 Warrant Holdings LLC, an affiliate of Sponsor.

“Acquiror Public Warrant” means a warrant to purchase one (1) share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Acquiror’s initial public offering.

“Acquiror SEC Filings” has the meaning specified in Section 5.5.

“Acquiror Securities” has the meaning specified in Section 5.12(a).

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Common Stock to redeem all or a portion of the shares of Acquiror Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with the Transaction Proposals.

“Acquiror Stockholder Approval” means the approval of those Transaction Proposals(other than the Unbundling Precatory Proposals) identified in Section 8.2(b)(ii), at an Acquiror Stockholders’ Meeting duly called by the Acquiror Board of Directors and held for such purpose.

“Acquiror Stockholders” means the stockholders of Acquiror.

“Acquiror Stockholders’ Meeting” has the meaning specified in Section 8.2(b)(i).

“Acquiror Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by Acquiror or its Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby or Acquiror’s initial public offering: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers (including any deferred underwriting commissions), (b) fifty percent (50%) of the filing fees incurred in connection with making any filings under Section 8.1, (c) fifty percent (50%) of the filing fees incurred in connection with filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and the application fees incurred in connection with obtaining approval of the Nasdaq under Section 7.3, (d) repayment of any Working Capital Loans and (e) any other fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, in each case of clauses (a) through (e), solely to the extent such fees and expenses are incurred and unpaid as of the Closing. Acquiror Transaction Expenses shall not include any fees and expenses of Acquiror Stockholders (other than Working Capital Loans).

“Acquiror Warrant Agreement” means the Warrant Agreement, dated as of August 10, 2021, between Acquiror and the Trustee, as warrant agent.

“Acquiror Warrants” means the Acquiror Public Warrants and the Acquiror Private Placement Warrants.

“Acquisition Proposal” means, with respect to the Company, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% (fifteen percent) or more of the consolidated assets of the Company or (ii) 15% (fifteen percent) or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% (fifteen percent) or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% (fifteen percent) or more of the consolidated assets of the Company, or (c) a merger, consolidation, share exchange, business combination, sale of a material portion of the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% (fifteen percent) or more of the consolidated assets of the Company.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding or investigation, by or before any Governmental Authority.

“Additional Subscription Agreement” means a subscription or other agreement in respect of the purchase or sale of shares of Acquiror Common Stock and/or other securities, or the providing of other financing in compliance with Section 6.1(n) and Section 7.5(a)(vii).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vi).

“Aggregate Fully Diluted Company Common Shares” means, without duplication, (a) the aggregate number of shares of Company Common Stock that are (i) Company Conversion Shares, or (iii) issuable upon, or subject to, the exercise of Company Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time, minus (b) a number of shares of Company Common Stock equal to (A) the aggregate exercise price of such Company Options divided by (B) the Per Share Merger Consideration.

“Aggregate Merger Consideration” means a number of Acquiror Common Shares equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(e).

“Alternative Business Combination Proposal” has the meaning specified in Section 7.4.

“Alternative Financing” has the meaning specified in Section 8.4(a).

“Amendment Proposal” has the meaning specified in Section 8.2(b)(ii).

“Amendments” has the meaning specified in the Recitals hereto.

“Ancillary Agreements” means the Written Consent, the Sponsor Support Agreement, the Registration Rights Agreement, the Key Employment Agreements, including the Amendments thereto, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Anti-Money Laundering Laws” means all applicable laws, regulations, administrative orders, and decrees concerning or relating to the prevention of money laundering or countering the financing of terrorism, including, without limitation, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act of 2001, which legislative framework is commonly referred to as the “Bank Secrecy Act,” and the rules and regulations thereunder.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information” or “Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Articles of Merger” has the meaning specified in Section 2.1(a).

“Audited Financial Statements” has the meaning specified in Section 4.8(a)(i).

“Base Purchase Price” means $400,000,000 (four hundred million dollars).

“BCA Proposal” has the meaning specified in Section 8.2(b)(ii).

“Brownstein” has the meaning specified in Section 11.18(a).

“Business Combination” has the meaning set forth in Article Fifth of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” has the meaning specified in Section 4.15(n).

“Change of Control” means any transaction or series of transactions (a) following which a Person or “group” (within the meaning of Section 13(d) of the Exchange Act) of Persons (other than Acquiror, the Surviving Corporation or any of their respective Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of or economic rights or interests in Acquiror, the Surviving Corporation or any of their respective Subsidiaries, (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the Acquiror Board of Directors or the Surviving Corporation immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the Board of Directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent thereof or (ii) the voting securities of Acquiror, the Surviving Corporation or any of their respective Subsidiaries immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Person resulting from such combination or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (c) the result of which is a sale of all or substantially all of the assets of Acquiror or the Surviving Corporation to any Person.

“Closing” has the meaning specified in Section 2.3(a).

“Closing Date” has the meaning specified in Section 2.3(a).

“CNTQ Nominees” has the meaning specified in Section 7.6(a)(i).

“CNTQ Parties” has the meaning specified in Section 11.18(a).

“Code” has the meaning specified in the Recitals hereto.

“Collective Bargaining Agreement” means any collective bargaining agreement or any other labor-related agreement or arrangement with any labor or trade union, employee representative body, works council or labor organization, in each case to which the Company is party or by which it is bound.

“Committed PIPE Investment Amount” has the meaning specified in Section 5.13.

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Conversion Shares” means the shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the conversion of the Company Preferred Stock immediately prior to the Effective Time in accordance with the Governing Documents of the Company.

“Company Cure Period” has the meaning specified in Section 10.1(e).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).

“Company Incentive Plan” means either or both of the Company’s 2019 Equity Incentive Plan, as amended, and/or the Company’s 2021 Equity Incentive Plan, as amended, as the context requires.

“Company Indemnified Parties” has the meaning specified in Section 7.7(a).

“Company IT Systems” means any computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems and services (including so-called SaaS/PaaS/IaaS services), that are owned or controlled by, or relied upon in the conduct of the business of, the Company.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (each, an “Event”) that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company, taken as a whole or (b) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Merger; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) any change in applicable Laws or GAAP or any authoritative interpretation thereof following the date of this Agreement, (ii) any change in interest rates or economic, political, business or financial market conditions generally, (iii) the taking of any action required by this Agreement or with the prior written consent of Acquiror,

(iv) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions, wild fires, or similar occurrences) or change in climate, (v) pandemic (including COVID-19), epidemic, other outbreaks of illness or public health events, or any Law issued by a Governmental Authority providing for any COVID-19 Measures or any change in such Law after the date hereof, (vi) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (vii) any failure of the Company to meet any projections or forecasts (provided that this clause (vii) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (viii) any Events generally applicable to the industries or markets in which the Company operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (ix) the announcement of this Agreement and pendency and consummation of the transactions contemplated hereby (it being understood that this clause (ix) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and any representation or warranty which by its terms is intended to address the consequences of the announcement of this Agreement and consummation of the transactions contemplated hereby and the condition to Closing with respect thereto), or (x) any action taken by the Company or its Subsidiaries at the written request of, Acquiror or Merger Sub; provided, further, that any Event referred to in clauses (i), (ii), (iv), (v), (vi) or (viii) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or financial condition of the Company, taken as a whole, relative to similarly situated companies in the industries in which the Company conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company conduct their respective operations.

“Company Option” means an option to purchase shares of Company Common Stock granted under either Company Incentive Plan.

“Company Owned IP” means the Intellectual Property owned or purported to be owned by the Company.

“Company Owned Software” means the Software included in the Company Owned IP.

“Company Preferred Conversion” has the meaning specified in the Recitals hereto.

“Company Preferred Stock” means the Series A Preferred Stock of the Company.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Company Stockholder Approval” means the approval of this Agreement and the Ancillary Agreements and transactions contemplated hereby and thereby sufficient for all purposes under the NRS, any other applicable law, and the Governing Documents of the Company, constituting the affirmative vote or written consent of the holders of at least (i) a majority of the voting power of the outstanding shares of Company Capital Stock entitled to vote and (ii) a majority of the voting power of the outstanding shares of Company Preferred Stock, voting together as a single class on an as-converted basis.

“Company Stockholder Approval Deadline” means 5:00 p.m. Eastern Time on the first (1st) Business Day after the date of this Agreement.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (a) all documented fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) fifty percent (50%) of the filing fees incurred in connection with making any filings under Section 8.1, (c) fifty percent (50%) of the filing fees incurred in connection with filing the Registration Statement, the Proxy Statement or the Proxy Statement/Registration Statement under Section 8.2 and the application fees incurred in connection with obtaining approval of the Nasdaq under Section 7.3, (d) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, or director of the Company as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), including the employer portion of payroll Taxes arising therefrom, (e) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company to any Affiliate of the Company in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement, and (f) any fees and expenses as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby, in each case of clauses (a) through (f), solely to the extent such fees and expenses are incurred and unpaid as of the Closing. Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.

“Confidentiality Agreement” means the Non-Disclosure Agreement entered into by Acquiror and the Company on October 1, 2021.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft Terms” means use, modification and/or distribution of any Open Source Materials in a manner that, pursuant to the applicable Open Source License, requires that such Open Source Materials, or other Software incorporated into, derived from, linked to, or used or distributed with such Open Source Materials (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee. Open Source Licenses that incorporate Copyleft Terms include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “share alike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any legally binding quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any similar Law by any Governmental Authority in response to COVID-19.

“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).

“Debt Commitment Letter” means that certain commitment letter, dated May 15, 2022, issued by EICF Agent LLC and CCM Investments 5 LLC to the Company and Acquiror.

“Debt Financing” means the debt financing contemplated by the Debt Commitment Letter.

“DGCL” means the General Corporation Law of the State of Delaware.

“Director Proposal” has the meaning specified in Section 8.2(b)(ii).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“Dissenter’s Rights Statutes” means NRS 92A.300 through 92A.500, inclusive, including as amended pursuant to Senate Bill No. 95, enrolled as 2021 Statutes of Nevada, Page 1494 et seq.

“Dissenting Share” means each share of Company Capital Stock (other than any (i) shares of Company Common Stock subject to Company Options and (ii) Treasury Shares) outstanding immediately prior to the Effective Time held by a Dissenting Stockholder.

“Dissenting Stockholder” means, as of any particular time, a Person which is then entitled to, to the extent required by the NRS, has theretofore duly demanded and perfected, and has not theretofore withdrawn or otherwise waived or lost, dissenter’s rights pursuant to the Dissenter’s Rights Statutes.

“Dollars” or “$” means lawful money of the United States.

“Dragonfly Group” has the meaning specified in Section 11.18(b).

“Earnout Fully Diluted Shares” means the number of shares of Acquiror Common Stock issued to holders of Company Conversion Shares at the Effective Time.

“Earnout Shares” means the shares of Acquiror Common Stock, if any, issued pursuant to Section 3.4.

“Effective Time” has the meaning specified in Section 2.3(b).

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“Equity Facility” means a committed equity facility that shall be established pursuant to the Equity Facility Letter Agreement and the Equity Facility Definitive Documentation.

“Equity Facility Definitive Documentation” has the meaning specified in the Equity Facility Letter Agreement.

“Equity Facility Investor” means Chardan Capital Markets, LLC or any of its Affiliates, or any designee, delegate or assignee thereof.

“Equity Facility Letter Agreement” means the letter agreement, together with the Summary of Indicative Terms attached as an exhibit thereto, entered into among Acquiror, the Company and the Equity Facility Investor on May 15, 2022 pursuant to which Acquiror and the Company agreed to enter into the Equity Facility Definitive Documentation to establish the Equity Facility prior to the Closing Date.

“Equity Incentive Plan” has the meaning specified in Section 7.1(a).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights) and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.1(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.2(a).

“Exchange Ratio” means the quotient obtained by dividing the number of (a) Acquiror Common Shares constituting the Aggregate Merger Consideration, by (b) Aggregate Fully Diluted Company Common Shares.

“Export Approvals” has the meaning specified in Section 4.26(a).

“Extended Termination Date” has the meaning specified in Section 7.13.

“Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“First Earnout Achievement Date” has the meaning specified in Section 3.4(a).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate or articles of incorporation and bylaws (and stockholder agreements, if any), the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation or articles of organization and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, regional, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, or court, tribunal or other arbitral body.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (a) pollutant or contaminant, (b) toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs) and (h) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Initial PIPE Investor” has the meaning specified in the Recitals hereto.

“Intellectual Property” means all intellectual property and industrial property rights of every kind and description throughout the world, including U.S. and foreign: (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, logos, service marks, trade dress, trade names, slogans, internet domain names, and other similar designations of source or origin, together with the goodwill of the Company or its businesses symbolized by or associated with any of the foregoing, (c) copyrights and copyrightable subject matter, including such corresponding rights in Software and other works of authorship, (d) rights in algorithms, databases, compilations and data, (e) trade secrets and all other confidential and proprietary information, know-how, proprietary processes, formulae, models, and methodologies, (f) rights of publicity, privacy, and rights to personal information, (g) moral rights and rights of attribution and integrity, (h) social media addresses and accounts and usernames, account names and identifiers and (i) all applications and registrations, and any renewals, extensions and reversions, for the foregoing.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.1.

“International Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Authorities, including the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Intervening Event” means an Event following the date hereof that was not known and was not reasonably foreseeable by the Acquiror Board of Directors as of the date hereof, and that becomes known to the Acquiror Board of Directors after the date of this Agreement, but prior to the Acquiror Stockholder Approval, other than (i) changes in the market price or trading volume of Acquiror Common Stock or (ii) the timing of any approval of any Governmental Authority required for the consummation of the transactions contemplated hereby.

“Intervening Event Notice Period” has the meaning specified in Section 8.2(b)(iii).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Key Employees” has the meaning specified in the Recitals hereto.

“Key Employment Agreements” has the meaning specified in the Recitals hereto.

“Labor Organization” has the meaning specified in Section 4.14(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Intent” has the meaning specified in Section 1.2(g).

“Letter of Transmittal” has the meaning specified in Section 3.2(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, claims or other liens of any kind whether consensual, statutory or otherwise.

“Major Company Stockholder” means each of the holders of Company Capital Stock set forth on Section 1.1(b) of the Company Disclosure Letter.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Capital Stock” means the shares of the common stock, par value $0.001 per share, of Merger Sub.

“Modification in Recommendation” means the Acquiror Board of Directors (i) (A) fails to make, changes, withdraws, withholds, amends, modifies or qualifies, or publicly proposes to make, change, withdraw, withhold, amend, modify or qualify, in a manner adverse to the Company, the Acquiror Board Recommendation or (B) adopts, approves, endorses or recommends, or publicly proposes to adopt, approve, endorse or recommend to Acquiror Stockholders, any Alternative Business Combination Proposal, (ii) makes any public statement materially inconsistent with the Acquiror Board Recommendation, or (iii) resolves or agrees to take any of the foregoing actions.

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” has the meaning specified in Section 5.6(c).

“Nasdaq Listing Application” has the meaning specified in Section 7.3(b).

“Nasdaq Proposal” has the meaning specified in Section 8.2(b)(ii).

“NRS” has the meaning specified in the Recitals hereto.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

“O’Melveny” has the meaning specified in Section 11.18(b).

“O’Melveny Privileged Communications” has the meaning specified in Section 11.18(b).

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Materials” means any software subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Company, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Payoff Consent” has the meaning specified in Section 6.6.

“Payoff Letter” has the meaning specified in Section 6.6.

“PCAOB Financial Statements” has the meaning specified in Section 6.3(a).

“Per Share Merger Consideration” means the product obtained by multiplying (i) the Exchange Ratio by (ii) $10.00.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through appropriate proceedings (B) for which adequate accruals or reserves have been established in accordance with GAAP and (C) that relate to obligations as to which there is no default on the part of the Company, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) with respect to the Real Property, minor title defects or irregularities that do not, individually or in the aggregate, materially impair the value or use of such property, the consummation of this Agreement or the operations of the Company, (iv) with respect to any Leased Real Property, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which do not materially impair the value or use of such Real Property Lease, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of, the Leased Real Property, in each case, to the extent that the Company’s current use is not in violation thereof, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, and (ix) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company, taken as a whole.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“PIPE Investment” means the purchase of shares of Acquiror Common Stock and/or other securities, or the providing of other financing, pursuant to the Subscription Agreement, and any Additional Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price and aggregate financing amount received or deemed received by Acquiror prior to or substantially concurrently with the Closing in the PIPE Investment.

“PIPE Investor” means the Initial PIPE Investor and any investors and other financing sources that are party to any Additional Subscription Agreements.

“PIUS Debt” means the Indebtedness and other obligations incurred and outstanding in connection with the issuance and disbursement of proceeds of the PIUS Notes.

“PIUS Notes” means the Company’s Fixed Rate Senior Notes, Series 2021-6 issued pursuant to that Trust Indenture dated as of November 24, 2021, between the Company and UMB Bank.

“Privacy and Cybersecurity Requirements” has the meaning specified in Section 4.22(a).

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q1 Financials” shall have the meaning specified in Section 6.3(c).

“Q2 Financials” shall have the meaning specified in Section 6.3(c).

“Real Property” means the Leased Real Property and the Owned Real Property.

“Real Property Leases” has the meaning specified in Section 4.20(a)(iii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Requisite Company Stockholders” means each of the holders of Company Capital Stock set forth on Section 1.1(c) of the Company Disclosure Letter.

“Resale Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Restricted Person” means any person or entity identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List or the U.S. Department of State’s Debarred List.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means (a) any Person identified in any sanctions-related list of designated Persons maintained by (i) the United States Department of the Treasury’s Office of Foreign Assets Control, or the United States Department of State, (ii) Her Majesty’s Treasury of the United Kingdom, (iii) any committee of the United Nations Security Council or (iv) the European Union, (b) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by, or acting on behalf of or for the benefit of, a Person described in clause (a) or (b), either individually or in the aggregate.

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“SEC Statements” has the meaning specified in Section 1.2(j).

“Second Earnout Achievement Date” has the meaning specified in Section 3.4(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning specified in Section 4.6(a).

“Skadden” has the meaning specified in Section 11.18(a).

“Skadden / Brownstein Privileged Communications” has the meaning specified in Section 11.18(a).

“Software” means any and all (i) computer programs, applications and software, including any and all software implementations of algorithms, databases, models and methodologies (whether in source code, object code or other form) and (ii) work product used to design, plan and develop any of the foregoing.

“SPACs” has the meaning specified in Section 1.2(j).

“Sponsor” means Chardan NexTech Investments 2 LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Stockholder Notice” has the meaning specified in Section 8.2(c)(ii).

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than fifty percent (50%) of the voting power of the Equity Securities is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in Section 2.1(b).

“Takeover Statute” means any “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or other anti-takeover Law or similar Law enacted under state or federal Law, including NRS 78.378 through 78.3793, inclusive, and NRS 78.411 through 78.444, inclusive.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and, in each case, including any interest, penalty, or addition thereto.

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(g).

“Terminating Company Breach” has the meaning specified in Section 10.1(e).

“Third Earnout Achievement Date” has the meaning specified in Section 3.4(c).

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Customers” has the meaning specified in Section 4.28(a).

“Top Vendors” has the meaning specified in Section 4.28(a).

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Proposals” has the meaning specified in Section 8.2(b)(ii).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury.

“Treasury Share” has the meaning specified in Section 3.1(a).

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“Unaudited Financial Statements” has the meaning specified in Section 4.8(a)(ii).

“Unbundling Precatory Proposals” has the meaning specified in Section 8.2(b)(ii).

“VWAP” means, for any security as of any day or multi-day period, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time on such day or the first day of such multi-day period (as applicable), and ending at 4:00:00 p.m., New York time on such day or the last day of such multi-day period (as applicable), as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by

Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. during such day or multi-day period (as applicable). If the VWAP cannot be calculated for such security for such day or multi-day period (as applicable) on any of the foregoing bases, the VWAP of such security shall be the fair market value per share at the end of such day or multi-day period (as applicable) as reasonably determined by the Acquiror Board of Directors.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor, or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

“Written Consent” means an irrevocable written consent of the stockholders of the Company collectively holding the voting power sufficient to provide the Company Stockholder Approval.

Section 1.2.  Construction.

(a)Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Exhibit” or “Section” refer to the specified Article, Exhibit or Section of this Agreement, (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(c)Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(d)All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(e)The term “in the ordinary course” means “in the ordinary course consistent with past practice.”
(f)The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable); provided that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge that a representation or warranty made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were false when made, with the intention that the other such party to this Agreement rely thereon, and the other party did rely thereon to its detriment.
(g)For avoidance of doubt, the Tail Fee (as defined in that certain Letter of Intent, by and between the Company and Acquiror, dated as of October 15, 2021 (the “Letter of Intent”)), was intended to constitute liquidated damages in the event of a breach of the Letter of Intent, and the parties hereby acknowledge and agree that it is not a measure of damages under this Agreement and shall not be considered to measure damages hereunder.
(h)Except as otherwise specifically provided herein, to the extent this Agreement refers to information or documents having been “made available” (or words of similar import) by or on behalf of one or more parties to another party, such obligation shall be deemed satisfied if (i) such one or more parties or a Person acting on its behalf made such information or document available (or delivered or provided such information or document) in the electronic data room hosted by Datasite and labeled “Project Bronco” prior to 9:00 a.m. Eastern time on the date that is two (2) full Business Days prior to the date of this Agreement or (ii) such information or document is publicly available prior to 9:00 a.m. Eastern time on the date that is two (2) full Business Days prior to the date of this Agreement in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC and not subject to any redactions or omissions.

(i)The parties to this Agreement agree and acknowledge that they have been represented by counsel during, and have participated jointly in, the negotiation, drafting and execution of this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and the parties to this Agreement irrevocably waive the application of any Law, holding or rule of construction favoring or disfavoring any party to this Agreement by virtue of the authorship of any provision of this Agreement.
(j)Notwithstanding anything to the contrary herein, no representation or warranty by Acquiror in this Agreement shall apply to any statement or information in the Acquiror SEC Filings that relates to the topics referenced in the SEC’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued on April 12, 2021, the rules proposed by the SEC on March 30, 2022, intended to enhance investor protections in initial public offerings by special purpose acquisition companies (“SPACs”) and in subsequent business combination transactions between SPACs and private operating companies, or to other accounting matters related to initial public offering securities or expenses as to which the SEC or Acquiror’s audit firm has issued, adopted, recommended in writing (with such recommendation being directed to Acquiror, in the case of Acquiror’s audit firm) or implemented (with such implementation relating to Acquiror, in the case of Acquiror’s audit firm) a statement, guidance, interpretation or change in presentation after the date of Acquiror’s initial public offering (collectively, the “SEC Statements”), nor shall any correction, amendment or restatement of Acquiror Financial Statements due wholly or in part to the SEC Statements, nor any other effects that relate to or arise out of, or are in connection with or in response to, the SEC Statements or any changes in accounting or disclosure related thereto, be deemed to be a breach of any representation or warranty by Acquiror. The Company acknowledges and agrees that Acquiror continues to review the SEC Statements and their implications, including on the financial statements and other information included in the Acquiror SEC Filings, and any restatement, revision or other modification of the Acquiror SEC Filings relating to or arising from such SEC Statements, shall be deemed not material and not to have or reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror to consummate the transactions contemplated by this Agreement, for purposes of this Agreement.
(k)References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof and all schedules and exhibits thereto.

Section 1.3.  Knowledge.  As used herein, (i) the phrase “to the knowledge” of the Company shall mean the actual knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the actual knowledge of the individuals identified on Section 1.3 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

ARTICLE II

THE MERGER; CLOSING

Section 2.1.  The Merger.

(a)Upon the terms and subject to the conditions set forth in this Agreement, Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) shall cause Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the Merger. The Merger shall be consummated in accordance with this Agreement and shall be evidenced by an articles of merger with respect to the Merger (as so filed, the “Articles of Merger”), executed by the Constituent Corporations in accordance with the relevant provisions of the NRS, such Merger to be effective as of the Effective Time.
(b)Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time as the “Surviving Corporation”), shall continue its corporate existence under the NRS, as a wholly owned subsidiary of Acquiror.

Section 2.2.  Effects of the Merger.  At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the NRS.

Section 2.3.  Closing; Effective Time.

(a)In accordance with the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall be effected by the exchange of signatures by electronic transmission, or, if such exchange is not practicable, shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001, at 10:00 a.m. (New York time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b)Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Merger Sub, and the Company shall cause the Articles of Merger to be executed and duly submitted for filing with the Secretary of State of the State of Nevada in accordance with the applicable provisions of the NRS. The Merger shall become effective at the time when the Articles of Merger have been accepted for filing by the Secretary of State of the State of Nevada, or at such later date and time as may be agreed by Acquiror and the Company in writing and specified in the Articles of Merger in accordance with the NRS (the “Effective Time”). For the avoidance of doubt, the effectiveness of the Company Preferred Conversion must not be later than immediately prior to the Effective Time.

Section 2.4.  Closing Deliverables.

(a)At the Closing, the Company will deliver or cause to be delivered to Acquiror:
(i)a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(f) have been satisfied;
(ii)the written resignations of all of the directors and officers of the Company (other than any such Persons identified to be the directors and officers of the Surviving Corporation at the Effective Time, in accordance with the provisions of Section 2.6), effective as of the Effective Time;
(iii)the Registration Rights Agreement, duly executed by the Major Company Stockholders and Dragonfly Energy Holdings Corp.;
(iv)evidence that all Affiliate Agreements (other than those set forth on Section 6.4 of the Company Disclosure Letter) have been terminated or settled at or prior to the Closing without further liability to Acquiror, the Company; and
(v)a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(b)	At the Closing, Acquiror will deliver or cause to be delivered:
(i)to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s equityholders pursuant to Section 3.2;
(ii)to the Company, a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied;

(iii)to the Company, the Registration Rights Agreement, duly executed by certain Acquiror Stockholders; and
(iv)to the Company, the written resignations of all of the directors and officers of Acquiror and Merger Sub (other than those Persons identified to be the directors and officers, respectively, of Acquiror at the Effective Time, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the Effective Time.
(c)On the Closing Date, substantially concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all Acquiror Transaction Expenses as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) all Company Transaction Expenses as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than two (2) Business Days prior to the Closing Date, in each case of clauses (i) and (ii), which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided that any Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5.  Governing Documents.

(a)At the Effective Time, by virtue of the Merger, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to read substantially identical to the certificate of incorporation and bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time, until thereafter supplemented or amended in accordance with their respective terms and the DGCL.
(b)The certificate of incorporation and bylaws of Acquiror as in effect immediately prior to the Effective Time (which shall be in the form attached as Exhibits A and B hereto (with such changes as may be agreed in writing by Acquiror and the Company)), shall be the certificate of incorporation and bylaws of Acquiror from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6.  Directors and Officers .

(a)The officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation at the Effective Time, each such individual to hold such office in accordance with the Governing Documents of the Surviving Corporation.
(b)The parties shall take all actions necessary to ensure that, effective at the Effective Time, the Persons identified as the initial post-Closing directors and officers of Acquiror in accordance with the provisions of Section 7.6 shall be the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.6(b) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7.  Tax Free Reorganization Matters.  The parties intend that, for United States federal income tax purposes, the Merger will qualify for the Intended Tax Treatment. No party knows of any fact or circumstance (without conducting independent inquiry or diligence of any other relevant party), and no party has taken or will take any action (or will knowingly fail to take any action), which action (or failure to act) could be reasonably expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Merger shall be reported by the parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall reasonably cooperate with each other and their respective counsel to document and support the Intended Tax Treatment, including by taking the actions described on Section 2.7 of the Company Disclosure Letter.

ARTICLE III

EFFECTS OF THE MERGER ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS

Section 3.1.  Conversion of Securities.

(a)At the Effective Time (and for the avoidance of doubt, after giving effect to the Company Preferred Conversion), by virtue of the Merger and without any action on the part of any holder of Company Capital Stock, each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (other than any (i) shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3), (ii) shares of Company Capital Stock held in the treasury of the Company, which treasury shares shall be cancelled as part of the Merger for no consideration and which shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) Dissenting Shares, which shall be subject to Section 3.6), shall be cancelled and converted into the right to receive (A) the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c) and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to Section 3.4.
(b)At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.001, of the Surviving Corporation.
(c)Each holder of shares of Company Capital Stock as of immediately prior to the Effective Time (other than in respect of (i) any shares of Company Common Stock subject to Company Options (which shall be subject to Section 3.3) (ii) Treasury Shares and (iii) Dissenting Shares (which shall be subject to Section 3.6)) shall be entitled to receive (A) a portion of the Aggregate Merger Consideration equal to (1) the Exchange Ratio, multiplied by (2) the number of Company Conversion Shares held by such holder as of immediately prior to the Effective Time, with fractional shares rounded to the nearest whole share as to each such separate holder of Company Capital Stock and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to Section 3.4, with fractional shares rounded to the nearest whole share as to each such separate holder of Company Capital Stock.
(d)Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Merger.

Section 3.2.  Exchange Procedures

(a)Prior to the Closing, and in any event no later than five (5) Business Days prior to the Closing Date, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration to the Company’s equityholders. At or before the Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock equal to the portion of the Aggregate Merger Consideration to be paid in shares of Acquiror Common Stock.
(b)Reasonably promptly after the Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Capital Stock as of immediately prior to the Effective Time, whose shares of Company Capital Stock were converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).
(c)Each holder of shares of Company Capital Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the Aggregate Merger Consideration upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) or a duly completed and validly executed Letter of Transmittal, as applicable, and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.
(d)Promptly following the date that is one (1) year after the Effective Time, Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Capital Stock as of immediately prior to the Effective Time that has not exchanged such shares of Company Capital Stock for an applicable portion of the Aggregate Merger Consideration in accordance with this Section 3.2 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Company Capital Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration without any interest thereupon. None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3.  Treatment of Company Options.

(a)As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Option, each Company Option that is then outstanding shall be converted into an option to purchase shares of Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, an “Acquiror Option”) except that (i) such Acquiror Option shall provide the right to purchase that whole number of shares of Acquiror Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Acquiror Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of any such Company Options that are “incentive stock options” (within the meaning of Section 422 of the Code) will be made in a manner that is intended to be consistent with Treasury Regulations Section 1.424-1, and the conversion of all Company Options will be made in a manner, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code, as applicable.
(b)The Company shall take all necessary actions to effect the treatment of Company Options pursuant to this Section 3.3 in accordance with the Company Incentive Plans and the applicable award agreements and to ensure that no Acquiror Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Acquiror. The Board of Directors of the Company shall amend the Company Incentive Plans and take all other necessary actions, effective as of immediately prior to the Closing, in order to provide that no new Company Options will be granted under the Company Incentive Plans.

Section 3.4.  Earnout.

(a)If, as disclosed in the Annual Report on Form 10-K for the fiscal year ending December 31, 2023 for Acquiror filed with the SEC, Acquiror’s (x) total audited revenue for the year ended December 31, 2023 is equal to or greater than $250,000,000 (two hundred and fifty million dollars) and (y) audited operating income for the year ended December 31, 2023 is equal to or greater than $35,000,000 (thirty-five million dollars) (the date the foregoing is satisfied, the “First Earnout Achievement Date”):
(i)Acquiror shall promptly issue to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 15,000,000 (fifteen million).
(b)If, at any time following the Closing Date until December 31, 2026, the VWAP of Acquiror Common Stock is greater than or equal to $22.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Second Earnout Achievement Date”):
(i)Acquiror shall promptly issue to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 12,500,000 (twelve million five hundred thousand).

(c)If, at any time following the Closing Date until December 31, 2028, the VWAP of Acquiror Common Stock is greater than or equal to $32.50 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days (the date when the foregoing is first satisfied, the “Third Earnout Achievement Date”):
(i)Acquiror shall promptly issue to each holder of Company Conversion Shares outstanding immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the product of (1) the quotient of (A) the number of shares of Acquiror Common Stock issuable with respect to the Company Conversion Shares held by such holder as of immediately prior to the Effective Time, divided by (B) the Earnout Fully Diluted Shares, multiplied by (2) 12,500,000 (twelve million five hundred thousand).
(d)For the avoidance of doubt, the holders of Company Conversion Shares immediately prior to the Closing shall be entitled to receive the shares of Acquiror Common Stock described in Section 3.4(a), Section 3.4(b) and Section 3.4(c) only upon the occurrence of the First Earnout Achievement Date, the Second Earnout Achievement Date and the Third Earnout Achievement Date, respectively; provided that upon the occurrence of the Third Earnout Achievement Date, if the Second Earnout Achievement Date has yet to occur, the Second Earnout Achievement Date will be deemed to have occurred simultaneously with the Third Earnout Achievement Date and the holders of Company Conversion Shares outstanding immediately prior to the Effective Time shall be entitled to receive Earnout Shares pursuant to Section 3.4(b) as if the Second Earnout Achievement Date occurred on or prior to December 31, 2026; provided, however, that such date shall only occur once, if at all, and in no event shall such holders be collectively entitled to receive more than an aggregate of 40,000,000 (forty million) shares of Acquiror Common Stock pursuant to this Section 3.4.
(e)In the event that there is a Change of Control after the Closing,
(i)and prior to December 31, 2026:
(1)to the extent the Second Earnout Achievement Date has not already occurred, the Second Earnout Achievement Date shall be deemed to occur immediately prior to the closing of such Change of Control if the price paid per Acquiror Common Share in such Change of Control is greater than or equal to $22.50, and in such event (A) Acquiror shall issue the shares of Acquiror Common Stock issuable pursuant to Section 3.4(b), immediately prior to the closing of such Change of Control (to the extent such shares of Acquiror Common Stock have not previously been issued), and (B) thereafter, the obligations in Section 3.4(b) shall terminate and no longer apply; and
(2)in the event the price paid per Acquiror Common Share in such Change of Control is less than $22.50, the obligations in Section 3.4(b) shall no longer apply from and after the closing of such Change of Control; provided that upon the occurrence of the Third Earnout Achievement Date, if the Second Earnout Achievement Date has yet to occur, the Second Earnout Achievement Date will be deemed to have occurred simultaneously with the Third Earnout Achievement Date;
(ii)and prior to December 31, 2028:
(1)to the extent the Third Earnout Achievement Date has not already occurred, the Second Earnout Achievement Date (if it has not already occurred) and the Third Earnout Achievement Date shall be deemed to occur immediately prior to the closing of such Change of Control if the price paid per Acquiror Common Share in such Change of Control is greater than or equal to $32.50, and in such event (A) Acquiror shall issue the shares of Acquiror Common Stock issuable pursuant to Section 3.4(b) (if the Second Earnout Achievement Date has not already occurred) and Section 3.4(c), immediately prior to the closing of such Change of Control (to the extent such shares of Acquiror Common Stock have not previously been issued), and (B) thereafter, the obligations in Section 3.4(c) shall terminate and no longer apply; and
(2)in the event the price paid per Acquiror Common Share in such Change of Control is less than $32.50, the obligations in Section 3.4(c) shall no longer apply from and after the closing of such Change of Control;

provided that (A) in each of the foregoing clauses (i) through (ii), to the extent the price paid per Acquiror Common Share includes equity consideration, contingent consideration or property other than cash, the Acquiror Board of Directors shall determine the price paid per Acquiror Common Share in respect of such Change of Control in good faith (valuing any such consideration payable in publicly traded securities of the acquiror, on a per-security basis, at the VWAP of such security over the twenty (20) consecutive Trading Day period ending on (and including) the second Business Day prior to the date of the entry into the binding definitive agreement providing for the consummation of such Change of Control) and (B) any determination by the Acquiror Board of Directors with respect to any matters contemplated by, or related to, this Section 3.4(e), including the price paid per Acquiror Common Share in any Change of Control, the determination of whether any Acquiror Common Shares are issuable under this Section 3.4(e), shall be made in good faith and shall be final and binding on the parties.

(f)The Acquiror Common Stock price targets set forth in Section 3.4(b), Section 3.4(c) and Section 3.4(e) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Acquiror Common Stock occurring on or after the Closing (other than the transactions contemplated by this Agreement).
(g)If the Second Earnout Achievement Date or Change of Control has not occurred after the Closing and prior to December 31, 2026, subject to Section 3.4(d) and Section 3.4(e)(ii), the obligations in Section 3.4(b) and Section 3.4(e)(i) shall terminate and no longer apply. If the Third Earnout Achievement Date or Change of Control has not occurred after the Closing and prior to December 31, 2028, the obligations in Section 3.4(c), Section 3.4(d) and Section 3.4(e)(ii) shall terminate and no longer apply.
(h)Any issuance of Earnout Shares in respect of Company Capital Stock to holders of such shares of Company Capital Stock hereunder shall be treated as comprised of two components, respectively, a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Regulations Section 1.483-4(b) example (2) using the 3-month test rate of interest provided for in Treasury Regulations Section 1.1274-4(a)(1)(ii) employing the semi-annual compounding period. As to each such issuance of Earnout Shares hereunder in respect of Company Capital Stock to each holder of such shares of Company Capital Stock outstanding immediately prior to the Effective Time, Earnout Shares representing the principal component (with a value equal to the principal component) and Earnout Shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.

Section 3.5.  Withholding.  Notwithstanding any other provision of this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as are required to be deducted and withheld from such amount under the Code or any other applicable Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively); provided that Acquiror (including on behalf of the Exchange Agent) shall use commercially reasonable efforts to provide the Company with at least ten (10) days prior written notice of any amounts that it intends to withhold in connection with the payment of the Aggregate Merger Consideration and will reasonably cooperate with the Company to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld and timely remitted to the appropriate Governmental Authority, then such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6.  Dissenting Shares.  No holder of shares of Company Capital Stock will have or be entitled to assert dissenter’s rights or any other rights of appraisal, pursuant to the NRS or otherwise, as a result of or in connection with this Agreement and the transactions contemplated hereby, except as and only to the extent mandated by the Dissenter’s Rights Statutes. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of Company Capital Stock, each Dissenting Share shall cease to be outstanding, shall be cancelled and shall cease to exist, and shall be subject to the provisions of this Section 3.6. No Dissenting Stockholder shall be entitled to receive any portion of the Aggregate Merger Consideration or any Earnout Shares with respect to the Dissenting Shares formerly owned by such Dissenting Stockholder. Each Dissenting Stockholder shall be entitled to receive only the payment of the fair value (as defined in NRS 92A.320) of the Dissenting Shares formerly owned by such Dissenting Stockholder, as determined in accordance with the NRS, but only if and to the extent such Dissenting Stockholder has duly perfected and not withdrawn or otherwise lost, and is otherwise entitled to, dissenter’s rights in accordance with the Dissenter’s Rights Statutes. The Company shall give Acquiror (i) prompt notice and copies of any written demands for dissenter’s rights, attempted or purported withdrawals of such demands and any other instruments received by the Company relating to any Person’s assertion of or demand for dissenter’s rights and (ii) the opportunity to participate in and, if Acquiror elects, direct all negotiations and Legal Proceedings (as defined below) with respect to any such assertions and demands. The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any demands for dissenter’s rights, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder withdraws its assertion or demand for dissenter’s rights or otherwise waives or loses its dissenter’s rights under the Dissenter’s Rights Statutes with respect to any Dissenting Shares, such Dissenting Shares shall be deemed to have been converted at the Effective Time into the right to receive, without any interest thereon, (A) the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c) and (B) the right to receive Earnout Shares to the extent due and issuable pursuant to Section 3.4.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror and Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror and Merger Sub as follows:

Section 4.1.  Company Organization.  The Company has been duly formed or organized and is validly existing as a corporation in good standing under the Laws of the State of Nevada, and has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Acquiror, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company, taken as a whole.

Section 4.2.  Subsidiaries.  The Company does not have any Subsidiaries.

Section 4.3.  Due Authorization.

(a)Other than the Company Stockholder Approval, the Company has all requisite company or corporate power, as applicable, and authority to (i) execute and deliver this Agreement and the other documents to which it is a party contemplated hereby, and (ii) (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Directors of the Company, and no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and at or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions (i) determining that it is in the best interests of the Company and its stockholders, and declaring advisable, to enter into this Agreement and the other documents to which the Company is a party contemplated hereby, (ii) approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby and the consummation of such transactions and (iii) recommending the adoption and approval of this Agreement and the other documents to which the Company is a party as contemplated hereby and the transactions contemplated hereby and thereby by the Company’s stockholders. No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Merger other than the Company Stockholder Approval. The Company Stockholder Approval will be duly and validly obtained in accordance with applicable Law (including the NRS) and the Governing Documents of the Company upon the execution and delivery of the Written Consent pursuant to the terms of this Agreement, and, when delivered, the Written Consent will constitute the irrevocable Company Stockholder Approval. The Board of Directors of the Company has taken all action necessary to render inapplicable any and all relevant Takeover Statutes, as they may relate to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, and no Takeover Statute, any takeover-related provision in the Governing Documents of the Company, nor any stockholder rights plan or similar agreement is applicable to Acquiror, Merger Sub, Sponsor, this Agreement or the transactions contemplated hereby (including the Merger) that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate transactions contemplated hereby (including the Merger). No provision of the Governing Documents of the Company or any resolution or other action of the Company Board of Directors has provided or will provide for any right of dissent or appraisal for any holder of shares of Company Capital Stock independent of any rights of dissent that may be available solely by way of the applicable provisions of the Dissenter’s Rights Statutes.

Section 4.4.  No Conflict.  The execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under, the Governing Documents of the Company, (b) violate or conflict with any provision of, or result in the breach of, or default under, any Law or Governmental Order applicable to the Company, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract of the type described in Section 4.12(a) to which the Company is a party or by which the Company may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or (ii) be, and would not reasonably be expected to be, material to the business of the Company, taken as a whole.

Section 4.5.  Governmental Authorities; Consents.  Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (a) applicable requirements of the HSR Act, (b) any Governmental Authorizations, the absence of which has not had, and would not reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement or the Ancillary Agreements or is not, and would not reasonably be expected to be, material to the business of the Company, taken as a whole, and (c) the filing of the Articles of Merger in accordance with the NRS.

Section 4.6.  Capitalization of the Company.

(a)As of the date of this Agreement, the authorized Equity Securities of the Company consist of (i) 40,000,000 shares of Company Common Stock, 20,968,742 of which are issued and outstanding, and (ii) 10,000,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”), all of which are issued and outstanding, and there are no other authorized Equity Securities of the Company that are issued and outstanding. All of the issued and outstanding shares of Company Capital Stock (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.
(b)As of the date of this Agreement, Company Options to purchase 3,434,856 shares of Company Common Stock are outstanding. The Company has provided to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company who, as of the date of this Agreement, holds a Company Option, number of shares of Company Common Stock subject thereto, vesting schedule, and the exercise price (if applicable) thereof. All Company Options are evidenced by award agreements in substantially the forms previously made available to Acquiror, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof).
(c)Except as otherwise set forth on Section 4.6(c) of the Company Disclosure Letter, the Company does not own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and, without limiting the foregoing, the Company is not a partner or member of any partnership, limited liability company or joint venture.

(d)Except as otherwise set forth on Section 4.6(d) of the Company Disclosure Letter, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional Equity Securities, the sale of Equity Securities, or for the repurchase or redemption of Equity Securities of the Company or the value of which is determined by reference to shares of Company Capital Stock or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock or other Equity Securities of the Company.

Section 4.7.  [Reserved].

Section 4.8.  Financial Statements.

(a)Attached as Section 4.8(a) of the Company Disclosure Letter are copies of the:
(i)audited consolidated balance sheets and statements of income, statements of shareholders’ equity and cash flows of the Company as of and for the twelve-month periods ending December 31, 2020, and December 31, 2021, together with the auditor’s reports thereon (collectively, the “Audited Financial Statements”); and
(ii)the Q1 Financials and the Q2 Financials (if delivered pursuant to Section 6.3(c); it being understood that this Section 4.8(a)(ii) shall only apply with respect to the Q1 Financials and the Q2 Financials, respectively as of the date such financial statements are delivered pursuant to Section 6.3(c) and the Company shall have the right to attach such financial statements to Section 4.8(a) of the Company Disclosure Letter as of such time) (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the PCAOB Financial Statements, the “Financial Statements”).
(b)Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the Unaudited Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and (iv) solely with respect to the PCAOB Financial Statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.
(c)Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.9.  No Undisclosed Liabilities.  Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required to be disclosed on the most recent balance sheet in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business of the Company or (c) that will be discharged or paid off prior to or at the Closing.

Section 4.10.  Litigation and Proceedings.  Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date hereof (a) there are no pending or, to the knowledge of the Company, threatened, lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or its properties or assets, directors, managers, officers or employees (in their capacity as such); and (b) there is no outstanding Governmental Order imposed upon the Company; nor are any properties or assets of the Company’s respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company, taken as a whole.

Section 4.11.  Legal Compliance.

(a)The Company is, and for the prior three (3) years has been, in compliance with all applicable Laws in all material respects.
(b)The Company maintains a program of policies, procedures and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company in a manner that violates applicable Law (including money laundering or fraud) and (ii) otherwise provide reasonable assurance that violation of applicable Law by any of the Company’s directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company, will be prevented, detected and deterred.
(c)For the past three (3) years, none of the Company or any of the officers, directors or employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been material to the business of the Company, taken as a whole.

Section 4.12.  Contracts; No Defaults.

(a)Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvi) below to which, as of the date of this Agreement, the Company is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Acquiror or its agents or representatives, together with all amendments thereto.
(i)Any primary or master supply or master services Contract or similar Contract with any of the Top Customers and Top Vendors, but excluding any non-disclosure agreements, purchase orders, sales acknowledgements or similar Contracts entered into with such counter-parties in connection with, relating to or resulting from such primary or master supply or master services Contracts;
(ii)Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company, including any agreement or commitment for future loans, credit or financing and any agreement pursuant to which the Company granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness, in each case, in excess of $500,000 (five hundred thousand dollars);
(iii)Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company in the last five (5) years involving payments in excess of $500,000 (five hundred thousand dollars), in each case, other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing or (B) between the Company;
(iv)Each (A) Real Property Lease and (B) lease, rental or occupancy agreement, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $250,000 (two hundred and fifty thousand dollars) in any calendar year;
(v)Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company);
(vi)Contracts (other than employment agreements, employee offer letters, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company, on the one hand, and Affiliates of the Company, the officers and managers (or equivalents) of the Company, the members or stockholders of the Company, any employee of the Company or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);
(vii)Employment agreements or offer letters (or forms thereof) with each current executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company, and service agreements with each director of the Company;
(viii)Contracts with any employees, independent contractors or consultants of the Company that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby;
(ix)Contracts containing covenants of the Company (A) prohibiting or limiting the right of the Company to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s ability to conduct their business with any Person in any geographic area;
(x)Any Collective Bargaining Agreement;
(xi)Each Contract (including license agreements, coexistence agreements, settlement agreements, and agreements with applicable covenants not to sue) pursuant to which the Company (A) grants to a third Person any material rights, or materially restricts any third Person, with respect to any Company Owned IP (other than non-exclusive licenses granted in the ordinary course of business on the Company’s standard form terms provided to Acquiror for review prior to the date of this Agreement) or (B) is granted by a third Person any material rights, or is materially restricted, with respect to Intellectual Property, other than, in respect of this subclause (B), (w) Contracts granting nonexclusive rights to use commercially available off-the-shelf Software having a replacement cost or annual license fee of less than $150,000 (one hundred and fifty thousand dollars), (x) Open Source Licenses, (y) non-disclosure agreements entered into in the ordinary course of business, and (z) Contracts with employees, independent contractors and consultants assigning inventions developed in the provision of services for the Company that are entered into in the ordinary course of business substantially on the Company’s form proprietary information and inventions agreements provided to Acquiror for review prior to the date of this Agreement;
(xii)Each Contract requiring capital expenditures by the Company after the date of this Agreement in an amount in excess of $200,000 (two hundred thousand dollars) in any calendar year;
(xiii)Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company in excess of $200,000 (two hundred thousand dollars) in any calendar year;
(xiv)Contracts granting to any Person (other than the Company) a right of first refusal, first offer or similar preferential right to purchase or acquire Equity Securities in the Company;
(xv)Contracts, other than any Contracts of the type described in clauses (i) through (xiv) above, which involves payments from or to the Company in excess of $250,000 (two hundred and fifty thousand dollars) during the trailing twelve months for the period ending December 31, 2021; and
(xvi)Any outstanding written commitment to enter into any Contract of the type described in clauses (i) through (xv) of this Section 4.12(a).
(b)Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the Company, taken as a whole, (x) the Company has performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a), and neither the Company, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, the Company has not received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no Event has occurred which individually or together with other Events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13.  Company Benefit Plans.

(a)Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each Company Benefit Plan (other than any individual employment agreements, offer letters, equity award agreements or similar agreements that do not deviate in any material or substantial respect from the forms set forth on Section 4.13(a) of the Company Disclosure Letter). For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to (or required to be contributed to) by the Company, or to which the Company is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each Company Benefit Plan, the Company has made available to Acquiror true, complete and correct copies of each of the following, as applicable: (A) such Company Benefit Plan’s plan document and all amendments thereto (or, if such Company Benefit Plan has not been reduced to writing, a written summary of its material terms) and all trust agreements or other funding arrangements, insurance policies and Contracts, administration and service provider agreements, investment management agreements, investment advisory agreements, and side letters, (B) the current summary plan description, including any summary of material modifications, (C) the two most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan (with schedules and financial statements attached), (D) the actuarial reports or other financial statements relating to such Company Benefit Plan for each of the two most recently completed plan years, (E) the most recent discrimination and top-heavy tests required under the Code for each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, (F) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (G) a copy of all material correspondence (other than correspondence in the ordinary course) with any Governmental Authority relating to a Company Benefit Plan received or sent within the last three years, (H) copies of current and prior IRS or U.S. Department of Labor audits or inquiries, (I) any fidelity bond and fiduciary liability insurance policies, and (J) any filings under any amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Authority, including the Employee Plans Compliance Resolution System, Voluntary Fiduciary Correction Program, or Delinquent Filer Voluntary Correction Program.
(b)Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, in all material respects; and (ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been timely made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP. Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.
(c)No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under or with respect to, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied. No Company Benefit Plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code.
(d)With respect to each Company Benefit Plan, no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.
(e)No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” (iii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary) or (iv) coverage through the end of the month in which such retirement or termination of service occurs.
(f)Except as set forth on Section 4.13(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby) that would not in and of itself trigger such payment or benefit, (i) entitle any current or former employee, officer or other service provider of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company (other than statutory severance or termination payments that are required solely by reason of applicable Law), (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company, (iii) accelerate the vesting and/or settlement of any Company Option, or (iv) result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.
(g)Each Company Option has been granted in accordance with the terms of the Company Incentive Plan applicable to such Company Options. Each Company Option has been granted with an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code, as well as Section 422 of the Code if applicable. Each Company Option is intended to be exempt from Section 409A of the Code and has been maintained in a manner consistent with that intent. The Company has made available to Acquiror, accurate and complete copies of (i) the Company Incentive Plans, (ii) the forms of standard award agreement under the Company Incentive Plans, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under the Company Incentive Plans, together with the material terms thereof (including grant date, exercise price, vesting terms, expiration date, and number of shares underlying such award). The treatment of Company Options under this Agreement does not violate the terms of the Company Incentive Plan applicable to such Company Options or any Contract governing the terms of such awards.
(h)Each “nonqualified deferred compensation plan” subject to Section 409A of the Code, if any, has been administered in documentary and operational compliance with its terms and with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder.
(i)There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.14.  Labor Relations; Employees.

(a)(i) The Company is not a party to or bound by any Collective Bargaining Agreement with any labor or trade union, works council, employee representative body or labor organization or association (collectively, a “Labor Organization”), (ii) no such Collective Bargaining Agreement is being negotiated by the Company, (iii) no employees of the Company are represented by any Labor Organization with respect to their employment with the Company or its Subsidiaries, (iv) no Labor Organization or group of employees of the Company has requested or made a pending demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (v) to the knowledge of the Company, there have been no labor union organizing activities with respect to any employees of the Company with respect to their employment with the Company.
(b)Since January 1, 2018, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, grievance, arbitration, strike, slowdown, work stoppage, lockout, picketing, hand billing, or other labor dispute against or affecting the Company .
(c)The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any breach or other violation of any Collective Bargaining Agreement. There is no Labor Organization or other representative of any employees of the Company, which, pursuant to applicable Law or any Collective Bargaining Agreement or other contract, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.
(d)The Company is, and has been for the past three (3) years, in compliance with all applicable Laws respecting labor and employment, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt versus non-exempt status and employee versus independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.
(e)Except as set forth on Section 4.14(e) of the Company Disclosure Letter, in the past three (3) years, the Company has not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any Collective Bargaining Agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(f)The Company is not and has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.
(g)No employee of the Company is in any respect in violation of term of any employment agreement, nondisclosure agreement, restrictive covenant, common law nondisclosure obligation, fiduciary duty or similar obligation: (i) to the Company or (ii) to a former employer of any such employee relating to (A) the right of any such employee to be employed by the Company or (B) the knowledge or use of trade secrets or proprietary information.
(h)The Company is not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.
(i)To the knowledge of the Company, no current employee of the Company, who is at the level of Vice President or higher, intends to terminate his or her employment.
(j)The Company is not party to a settlement agreement with a current or former officer, employee or independent contractor of the Company that involves allegations relating to discrimination, sexual harassment or sexual misconduct, or other alleged inappropriate conduct by any (i) officer of the Company or (ii) employee of the Company at the level of Vice President or above. In the last five (5) years, no allegations of discrimination, sexual harassment or sexual misconduct, or other alleged inappropriate conduct have been made against any (i) officer of the Company in his or her capacity as such or (ii) employee of the Company at the level of Vice President or above.
(k)The Company is, and since January 1, 2018 has been, in compliance with all notice and other requirements under the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law relating to plant closings and layoffs. Except as set forth on Section 4.14(k) of the Company Disclosure Letter, the Company has not engaged in broad-based layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020 through the date hereof. The Company, taken as a whole, has sufficient employees to operate the business of the Company as currently conducted.

Section 4.15.  Taxes.

(a)All income and other material Tax Returns required to be filed by or with respect to the Company have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b)The Company has withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over, and complied, in all material respects, with all applicable reporting requirements with respect to such Taxes.

(c)There are no Liens for any Taxes (other than Permitted Liens) upon the property or assets of the Company.
(d)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed in writing (and, to the knowledge of the Company, no such claim assessment, deficiency or proposed adjustment has been asserted or assessed) by any Governmental Authority against the Company that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e)There are no ongoing or pending Legal Proceedings with respect to any material Taxes of the Company, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company.
(f)No written claim has been made by any Governmental Authority within the last three (3) years in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(g)The Company is not a party to any Tax indemnification or Tax sharing or similar agreement (other than any Contract solely between the Company or any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes).
(h)The Company has not been a party to any transaction treated by the parties as a distribution of stock qualifying under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i)The Company (i) is not liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than any Contract solely between the Company and its existing Subsidiaries or any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes) and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for United States federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.
(j)To the knowledge of the Company, the Company has not, and has never had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(k)The Company has not participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(l)The Company has not made a request for an advance tax ruling, request for technical advice, request for change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to the Company, taken as a whole.
(m)The Company will not be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) any prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).
(n)The Company has not deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the “CARES Act”), failed in any material respect to properly comply with and duly account for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)).

(o)The Company has not taken any action or knowingly failed to take any action, nor to the knowledge of the Company, are there any facts or circumstances, which action, inaction, facts, or circumstances could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.16.  Brokers’ Fees.  No broker, finder, investment banker or other Person (except the Person(s) set forth on Section 4.16 of the Company Disclosure Letter) is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by the Company, or any of its Affiliates for which Acquiror or the Company has any obligation.

Section 4.17.  Insurance.  The Company is insured against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Acquiror. All such insurance policies are in full force and effect, all premiums due thereunder have been paid, and no notice of cancellation or termination has been received by the Company with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18.  Licenses.  The Company has obtained, and maintain, all of the material Licenses required to permit the Company to acquire, originate, own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company as currently conducted. Each material License held by the Company is and has been for the past three (3) years valid, binding and in full force and effect, and the Company is and has been during the past three (3) years in compliance with all such Licenses. The Company (a) is not and has not been during the past three (3) years in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License which it holds, (b) is not and has not been during the past three (3) years the subject of any pending or threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, suspension, modification, or impairment of any material License or (c) has not received any notice that any Governmental Authority that has issued any material License intends to cancel, terminate, revoke, limit, suspend, condition, modify or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.18 of the Company Disclosure Letter; provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company as currently conducted from and after Closing.

Section 4.19.  Equipment and Other Tangible Property.  The Company owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company as owned by the Company, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20.  Real Property.

(a)Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:
(i)The Company holds a good and valid leasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens. Each of the Real Property Leases is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(ii)The Company’s possession and quiet enjoyment of the Leased Real Property under such Real Property Leases has not been materially disturbed.

(iii)The Company has delivered to Acquiror true, correct and complete copies of all leases, licenses, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in and to the Leased Real Property by or to the Company, including all amendments, extensions, renewals, terminations and modifications thereof (collectively, the “Real Property Leases”), and none of such Real Property Leases have been amended or modified in any material respect, except to the extent that such amendments or modifications have been disclosed by the copies delivered to Acquiror.
(iv)The Company is in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Leased Real Property, and the Company has not received any notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any Event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder.
(v)(A) To the knowledge of the Company, there are no material disputes with respect to each Real Property Lease; and (B) neither the Company, nor, to the knowledge of the Company, any other party to each Real Property Lease is in breach or default under such Real Property Lease, and no event has occurred or failed to occur or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease;
(vi)As of the date of this Agreement, no party, other than the Company , has any right to use or occupy the Leased Real Property or any portion thereof.
(vii)The Company has not given any notice to any landlord under any of the Real Property Leases indicating that it will not be exercising any extension or renewal options under the Real Property Leases.
(viii)All security deposits required under the Real Property Leases have been paid to and, to the best knowledge of the Company, are being held by the applicable landlord under the Real Property Leases and have not been applied in respect of a breach or a default under such Real Property Lease which has not been re-deposited in full.
(ix)The Company has not received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.
(b)The Company does not own any Owned Real Property. The Company has never owned any Owned Real Property.
(c)Other than as set forth on Section 4.20(c) of the Company Disclosure Letter, no consent by the landlord under any Real Property Lease is required in connection with the consummation of the transactions contemplated hereby.

Section 4.21.  Intellectual Property.

(a)Section 4.21(a) of the Company Disclosure Letter lists each item of Company Owned IP as of the date of this Agreement that is registered or applied-for with a Governmental Authority or other applicable registrar, whether applied for or registered in the United States or internationally as of the date of this Agreement (“Company Registered Intellectual Property”). The Company is the sole and exclusive beneficial owner, and with respect to Company Registered Intellectual Property, record owner of all Company Owned IP. All Company Registered Intellectual Property is subsisting and, to the knowledge of the Company (excluding any pending applications included in the Company Registered Intellectual Property), is valid and enforceable.
(b)Except as would not be expected to be material to the Company, taken as a whole, the Company owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all Intellectual Property necessary for the conduct of the business of the Company in substantially the same manner as such business has been operated during the last twelve (12) months.
(c)The Company has not, within the past three (3) years, infringed, misappropriated or otherwise violated and, as of the date of this Agreement, are not infringing upon, misappropriating or otherwise violating any Intellectual Property of any third Person in any material respect. There is no Action pending to which the Company is a named party, or threatened in writing, alleging the Company’s infringement, misappropriation or other violation of any Intellectual Property of any third Person in any material respect, or challenging the scope, validity, or enforceability of any Company Owned IP (other than responses or correspondence from Governmental Authorities in the ordinary course of prosecution of Company Registered Intellectual Property), and there has not been, within the past three (3) years, any such Action brought or threatened in writing.

(d)To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Owned IP in any material respect. The Company has not initiated any Action or sent to any Person, within the past three (3) years, any written notice, charge, complaint, claim or other written assertion against such third Person alleging infringement, misappropriation, or other violation by such third Person of any material Company Owned IP, or challenging the scope, validity, or enforceability of any Intellectual Property of such third Person.
(e)The Company takes commercially reasonable measures to protect the confidentiality of trade secrets included in the Company Owned IP and all other confidential information that is material to the conduct of the business of the Company. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any such trade secrets or confidential information to or by any Person in a manner that has resulted or may result in the loss of trade secret protection or other rights in and to such information.
(f)No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the Company Owned IP, except as disclosed in Section 4.21(f) of the Company Disclosure Letter.
(g)No Company Owned Software and, to the knowledge of the Company, no Software used or held for use in the business of the Company that is owned by any third Person, contains any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of such or other Software or information or data (or any parts thereof) of the Company.
(h)The Company’s use and distribution of (i) Company Owned Software, and (ii) Open Source Materials, is in material compliance with all Open Source Licenses applicable thereto. The Company has not used any Open Source Materials in a manner that requires any Company Owned Software to be subject to Copyleft Terms. The Company has not delivered, licensed or made available, and the Company has no duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available, the source code for any Company Owned Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company (or a contractor of the Company whose license thereto and use thereof is limited to use of such source code on the Company’s behalf), except as disclosed in Section 4.21(h) of the Company Disclosure Letter.

Section 4.22.  Privacy and Cybersecurity.

(a)The Company is in compliance with, and during the past three (3) years has been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal data and information, (ii) the Company’s publicly facing privacy policies, and (iii) the Company’s contractual obligations concerning cybersecurity, data security and the security of the information technology systems used by the Company (the foregoing clauses (i) through (iii), “Privacy and Cybersecurity Requirements”), other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company. There are not, and have not been in the past three (3) years, any Actions by any Person, or any investigations by any Governmental Authority, pending to which the Company is a named party or, to the knowledge of the Company, threatened in writing against the Company alleging a violation of any Privacy and Cybersecurity Requirements.
(b)During the past three (3) years, to the knowledge of the Company, (i) there have been no material breaches of the security of, and (ii) there have been no failure, breakdown, performance reduction, disruption, or other adverse event that materially adversely affected the Company’s business or operations with respect to, any Company IT Systems owned or controlled by the Company , or to the knowledge of the Company, those controlled by any third Person. The Company has implemented commercially reasonable cybersecurity practices (including by carrying out penetration tests and vulnerability assessments of the Company IT Systems controlled by the Company and its business environment) and have remediated any and all material vulnerabilities disclosed in such tests and assessments to Company.
(c)The Company has established and at all times maintained, and use all commercially reasonable efforts to ensure that all third Persons controlling Company IT Systems or processing personal information in connection with a product or service of the Company has established and maintained, commercially reasonable and legally compliant measures to protect the Company IT Systems and all trade secrets, material confidential information, and sensitive or personally identifiable information in their possession or control against unauthorized access, use, modification, disclosure or other misuse, including through written internal and external policies and procedures, and organizational, administrative, technical and physical safeguards. To the knowledge of Company, neither the Company nor any third Person controlling any Company IT System or processing personal information on its behalf, has (i) experienced any material incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (ii) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company.
(d)To the knowledge of the Company, the consummation of the transactions contemplated hereby shall not breach or otherwise cause any violation in any material respect of any Privacy and Cybersecurity Requirements, or result in the Company being prohibited in a material manner from receiving or using any personal information in the manner currently received or used.

Section 4.23.  Environmental Matters.

(a)The Company is and, except for matters which have been fully resolved, has been in material compliance with all Environmental Laws.
(b)There has been no material release of any Hazardous Materials (i) at, in, on or under any Leased Real Property or in connection with the Company’s operations off-site of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or Leased Real Property or at any other location where Hazardous Materials generated by the Company have been transported to, sent, placed or disposed of.
(c)The Company is not subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.
(d)No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s compliance with or liability under Environmental Laws and there are no facts, conditions or circumstances that would be reasonably expected to form the basis of such a Legal Proceeding.
(e)The Company has made available to Acquiror all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company with, or liability of the Company under, Environmental Law.

Section 4.24.  Absence of Changes.

(a)From the date of the most recent balance sheet included in the Financial Statements, there has not been any Company Material Adverse Effect.
(b)(i) the Company has conducted its business in all material respects in the ordinary course of business, (ii) the Company has not entered into any material transactions outside of the ordinary course of business and (iii) no action has been taken by the Company that would require consent under Section 6.1 if such action were taken after signing of this Agreement and prior to the Closing.

Section 4.25.  Anti-Corruption Compliance.

(a)For the past three (3) years, the Company, nor, to the knowledge of the Company, any director, officer, employee or agent acting on behalf of the Company, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case, in violation of the Anti-Bribery Laws.
(b)To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company.

Section 4.26.  Anti-Money Laundering; Sanctions and International Trade Compliance.

(a)The Company, and all of its respective directors and officers, and to the knowledge of the Company, employees or agents, representatives or other Persons acting on behalf of the Company, (i) are, and have been for the past five (5) years, in compliance in all material respects with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws and (ii) have obtained all required Licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any required filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer required under the International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no, and have been no, pending or, to the knowledge of the Company, threatened claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals.
(b)The Company nor any of its respective directors or officers, or to the knowledge of the Company, employees or agents, representatives or other Persons acting on behalf of the Company, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has transacted business directly or knowingly indirectly with any Sanctioned Person, Restricted Person, or in any Sanctioned Country in violation of Sanctions Laws.
(c)The Company is not a TID U.S. business as that term is defined in 31 C.F.R. § 800.248 because the Company does not (i) produce, design, test, manufacture, fabricate, or develop one or more critical technologies, (ii) perform the functions as set forth in column 2 of appendix A to Part 800 of the C.F.R. with respect to covered investment critical infrastructure, or (iii) maintain or collect, directly or indirectly, sensitive personal data of U.S. citizens.

Section 4.27.  Information Supplied.  None of the information supplied or to be supplied by the Company specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Acquiror Stockholders or at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28.  Customers and Vendors.

(a)Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) the top twenty (20) customers and (ii) the top fifteen (15) vendors, each based on the aggregate Dollar value of the Company’s transaction volume with such counterparty during the trailing twelve months for the period ending September 30, 2021 (each group of persons, respectively, the “Top Customers” and “Top Vendors”).
(b)Except as set forth on Section 4.28(b)(i) of the Company Disclosure Letter, none of the Top Customers or Top Vendors has, as of the date of this Agreement, informed in writing any of the Company that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers or Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its respective businesses. Except as set forth on Section 4.28(b)(ii) of the Company Disclosure Letter, all of the Top Customers and Top Vendors have executed Contracts with the Company.

Section 4.29.  Products.

(a)Except as is not, and would not reasonably be expected to be, material to the business of the Company, taken as a whole, the Company has no outstanding product warranty claims with respect to its products and no outstanding product warranty obligations outside of any customer Contracts or end-user warranty protections entered into in the ordinary course of business, in each case other than those arising by operation of Law or in the ordinary course of business. The warranty expense of the Company has not exceeded $3,000,000 (three million Dollars) in any of the last three (3) fiscal years prior to the date hereof.
(b)Except as is not, and would not reasonably be expected to be, material to the business of the Company, taken as a whole, no Person has asserted or threatened in writing, or to the knowledge of the Company, otherwise threatened to assert, any Action with respect to product safety, defect, negligence or liability with respect to any products of the Company.
(c)Each of the products of the Company are, and since January 1, 2018 have been, in material compliance with all applicable Laws and contractual specifications applicable to such products, except where the failure to be so in compliance, individually or in the aggregate, is not, and would not reasonably be expected to be, material to the business of the Company, taken as a whole.

(d)Since January 1, 2018, (i) there have been no material defects in the design, construction, manufacturing, production, packaging, or advertising of any of the products of the Company, (ii) the products of the Company have been designed, manufactured and distributed, in each case in compliance in all material respects with applicable Laws, and there are no statements, citations or decisions by any Governmental Authority received by or in the possession of the Company that indicate that any product of the Company is unsafe or fails to meet any standards promulgated by such Governmental Authority or any other body and (iii) the Company has not recalled any product of the Company (whether voluntary or required by applicable Laws), issued any post-sale warning with respect to any product of the Company, or, received notice of any defect in any product of the Company, any claim of personal injury, death or property or economic damages in connection with any product of the Company, or any claim for injunctive relief in connection with any product of the Company, except for any notice or claim that would not reasonably be expected to be material to the business of the Company, taken as a whole.

Section 4.30.  Accounts and Notes Receivable; Accounts Payable.  All accounts and notes, and other receivables of the Company are reflected on their books and records, and are receivables arising from bona fide transactions entered into by the Company involving the sale of goods or the rendering of services in the ordinary course of business. The accounts payable and accruals of the Company have arisen in bona fide arm’s-length transactions in the ordinary course of business, and each of the Company has been paying its accounts payable as and when due in all material respects.

Section 4.31.  No Outside Reliance.  Notwithstanding anything contained in this Article IV or any other provision hereof, the Company and any of its respective directors, officers, employees, equityholders, or representatives, acknowledge and agree that the Company has made its own investigation of Acquiror and that neither Acquiror nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by Acquiror in Article V, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror or Merger Sub. Except as otherwise expressly set forth in this Agreement, the Company understands and agrees that any assets, properties and business of Acquiror are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article V, with all faults and without any other representation or warranty of any nature whatsoever.

Section 4.32.  No Additional Representation or Warranties.  Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any other information provided to Acquiror or Merger Sub or their Affiliates. The Company acknowledges and agrees with the representation in the first sentence of Section 5.21 and that the Company and its advisors, have made their own investigation of Acquiror, Merger Sub and their respective Subsidiaries and, except as provided in Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Except as set forth in (a) in the case of Acquiror, any Acquiror SEC Filings filed or submitted on or prior to the date hereof (excluding any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (it being acknowledged that nothing disclosed in such Acquiror SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.16)), or (b) in the case of Acquiror and Merger Sub, in the disclosure letter delivered by Acquiror and Merger Sub to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror and Merger Sub represent and warrant to the Company as follows:

Section 5.1.  Organization.  Each of Acquiror and Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the

Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of Acquiror’s Governing Documents and the Governing Documents of Merger Sub, in each case, as amended to the date of this Agreement, previously delivered by Acquiror to the Company, are true, correct and complete. Merger Sub has no assets or operations other than those required to effect the transactions contemplated hereby. All of the Equity Securities of Merger Sub are held directly by Acquiror. Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror.

Section 5.2.  Due Authorization.

(a)Each of Acquiror and Merger Sub has all requisite company or corporate power, as applicable, and authority to (i) execute and deliver this Agreement and the other documents to which they are a party contemplated hereby, and (ii) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which Acquiror or Merger Sub is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (A) duly and validly authorized and approved by each of the Boards of Directors of Acquiror and Merger Sub, (B) determined by each of the Boards of Directors of Acquiror and Merger Sub as advisable to Acquiror and the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable, and recommended for approval by the Acquiror Stockholders and the sole stockholder of Merger Sub, as applicable, and (C) duly and validly authorized and approved by Acquiror as the sole stockholder of Merger Sub. No other company or corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement and the other documents to which Acquiror and Merger Sub are party contemplated hereby (other than the Acquiror Stockholder Approval). This Agreement has been, and at or prior to the Closing, the other documents to which Acquiror and Merger Sub contemplated hereby will be, duly and validly executed and delivered by each of Acquiror and Merger Sub, and this Agreement constitutes, and on or prior to the Closing, the other documents to which Acquiror and Merger Sub are party contemplated hereby will constitute, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.
(b)Assuming that a quorum (as determined pursuant to Acquiror’s Governing Documents) is present:
(i)the affirmative vote of a majority of the votes cast by holders of outstanding shares of Acquiror Common Stock in person or represented by proxy at the Acquiror Stockholders’ Meeting and entitled to vote thereon, shall be required to approve the (A) BCA Proposal, (B) Nasdaq Proposal, (C) Acquiror Incentive Plan Proposal, (D) Acquiror ESPP Proposal, and (E) Director Proposal; and
(ii)the affirmative vote of holders of a majority of the outstanding shares of Acquiror Common Stock shall be required to approve the Amendment Proposal (including the Unbundling Precatory Proposals).
(c)The foregoing votes are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.
(d)At a meeting duly called and held, the Acquiror Board of Directors has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3.  No Conflict.  Subject to the Acquiror Stockholder Approval and the receipt of the Governmental Authorizations set forth in Section 4.5 of the Company Disclosure Letter, the execution and delivery of this Agreement by Acquiror and Merger Sub and the other documents to which Acquiror or Merger Sub is party contemplated hereby by Acquiror and Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under, the Governing Documents of Acquiror or Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under, any applicable Law or Governmental Order applicable to Acquiror or Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Acquiror or Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement or (ii) be material to Acquiror.

Section 5.4.  Litigation and Proceedings.  As of the date hereof, there are no pending or, to the knowledge of Acquiror, threatened Legal Proceedings against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date hereof, there are no investigations or other inquiries pending or, to the knowledge of Acquiror, threatened by any Governmental Authority, against Acquiror or Merger Sub, their respective properties or assets, or, to the knowledge of Acquiror, any of their respective directors, managers, officers or employees (in their capacity as such). As of the date hereof, there is no outstanding Governmental Order imposed upon Acquiror or Merger Sub, nor are any assets of Acquiror’s or Merger Sub’s respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Acquiror. Each of Acquiror and Merger Sub is in compliance with all applicable Laws in all material respects. For the past three (3) years through the date hereof, Acquiror and Merger Sub have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Acquiror.

Section 5.5.  SEC Filings.  Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since August 10, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of their respective filing dates or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), the Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6.  Internal Controls; Listing; Financial Statements.

(a)Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror, including its consolidated Subsidiaries, if any, is made known to Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Since August 10, 2021, Acquiror has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror Financial Statements for external purposes in accordance with GAAP.
(b)Each director and executive officer of Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)Since August 10, 2021, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market (the “Nasdaq”). The Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or prohibit or terminate the listing of Acquiror Common Stock on the Nasdaq.

(d)The Acquiror SEC Filings contain true and complete copies of the audited balance sheet of Acquiror as of December 31, 2021, together with the auditor’s reports thereon (the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as of the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.
(e)There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(f)Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7.  Governmental Authorities; Consents.  Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Authorization is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements of the HSR Act, securities Laws and the filing of the Articles of Merger in accordance with the NRS.

Section 5.8.  Trust Account.  As of the date of this Agreement, Acquiror has at least $128,397,500 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of August 10, 2021 (the “Trust Agreement”), between Acquiror and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than stockholders of Acquiror holding Acquiror Common Shares sold in Acquiror’s initial public offering who shall have elected to redeem their shares of Acquiror Common Stock pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to (i) pay Taxes, and (ii) make payments with respect to Acquiror Share Redemptions. There are Legal Proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default of, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor Merger Sub has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror and Merger Sub on the Closing Date.

Section 5.9.  Investment Company Act; JOBS Act.  Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10.  Absence of Changes.  Since August 13, 2021, (a) there has not been any Event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform their obligations under this Agreement and (b) Acquiror and Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business.

Section 5.11.  No Undisclosed Liabilities.  Except for any fees and expenses payable by Acquiror or Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, as of the date of this Agreement, there is no liability, debt or obligation of or claim or judgment against Acquiror or Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required to be disclosed on the most recent balance sheet in accordance with GAAP, except for liabilities and obligations (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror and Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.12.  Capitalization of Acquiror.

(a)As of the date of this Agreement, the authorized share capital of Acquiror consists of (i) 50,000,000 (fifty million) shares of Acquiror Common Stock, of which 15,812,500 shares are issued and outstanding, and (ii) 1,000,000 (one million) preferred shares of par value $0.0001 each, of which no shares are issued and outstanding (clauses (i) and (ii), collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) Acquiror’s Governing Documents, and (B) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.
(b)Subject to the terms of conditions of the Acquiror Warrant Agreement, the Acquiror Warrants will be exercisable after giving effect to the Merger for one share of Acquiror Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 9,487,500 Acquiror Public Warrants and 4,627,858 Acquiror Private Placement Warrants are issued and outstanding. All outstanding Acquiror Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound. Except for the Subscription Agreement, any Additional Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities.
(c)Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment or the Equity Facility, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.
(d)The Aggregate Merger Consideration and the Acquiror Common Shares, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e)Acquiror has no Subsidiaries apart from Merger Sub, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13.  PIPE Investment.  On or prior to the date of this Agreement, Acquiror has entered into the Subscription Agreement with the Initial PIPE Investor, a true and correct copy of which has been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, the Initial PIPE Investor has agreed, in connection with the transactions contemplated hereby, to purchase from Acquiror, securities or to provide to Acquiror other financing representing $5,000,000 (five million) of the PIPE Investment (such amount the “Committed PIPE Investment Amount”). As of the date hereof, the Subscription Agreement for the Committed PIPE Investment Amount is in full force and effect with respect to, and binding on, Acquiror and, to the knowledge of Acquiror, the Initial PIPE Investor, in accordance with its terms.

Section 5.14.  Brokers’ Fees.  No broker, finder, investment banker or other Person (except the Person(s) set forth on Section 5.14 of the Acquiror Disclosure Letter) is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.15.  Indebtedness.  Neither Acquiror nor Merger Sub has any Indebtedness other than Working Capital Loans.

Section 5.16.  Taxes.

(a)All income and other material Tax Returns required to be filed by or with respect to Acquiror or Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(b)Acquiror and Merger Sub have withheld from amounts owing to any employee, creditor or other Person all material Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over, and complied in all material respects with all applicable reporting requirements with respect to such Taxes.
(c)There are no Liens for any Taxes (other than Permitted Liens) upon the property or assets of Acquiror or Merger Sub.
(d)No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed in writing (and, to the knowledge of Acquiror, no such claim, assessment, deficiency or proposed adjustment has been asserted or assessed) by any Governmental Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.
(e)There are no ongoing or pending Legal Proceedings with respect to any material Taxes of Acquiror or Merger Sub, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.
(f)No written claim has been made by any Governmental Authority where Acquiror or Merger Sub does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.
(g)Neither Acquiror nor Merger Sub is a party to any Tax indemnification or Tax sharing or similar agreement (other than any Contract solely between Acquiror and Merger Sub or any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes).
(h)Neither Acquiror nor Merger Sub has been a party to any transaction treated by the parties as a distribution of stock qualifying under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(i)Neither Acquiror nor Merger Sub (i) is liable for Taxes of any other Person (other than Acquiror or Merger Sub) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than any Contract solely between Acquiror and Merger Sub or any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is Acquiror or Merger Sub.
(j)To the knowledge of Acquiror, neither Acquiror nor Merger Sub has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.
(k)Neither Acquiror nor Merger Sub has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).
(l)Neither Acquiror nor Merger Sub has made a request for an advance tax ruling, request for technical advice, request for change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes that would reasonably be expected to be material to Acquiror or Merger Sub, taken as a whole.
(m)Neither Acquiror nor Merger Sub will be required to include any material amount in taxable income, exclude any material item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law), or open transaction disposition made prior to the Closing outside the ordinary course of business, (ii) any prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of an election pursuant to Section 965(h) of the Code (or any similar provision of state, local or foreign Law).
(n)Acquiror and Merger Sub have not taken any action or knowingly failed to take any action, nor to the knowledge of Acquiror are there any facts or circumstances, which action, inaction, facts, or circumstances could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 5.17.  Business Activities.

(a)Since formation, neither Acquiror nor Merger Sub has conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror or Merger Sub or to which Acquiror or Merger Sub is subject or a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or Merger Sub or any acquisition of property by Acquiror or Merger Sub or the conduct of business by Acquiror or Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror or Merger Sub.
(b)Except for Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.
(c)Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.
(d)As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror nor Merger Sub is party to any Contract with any other Person that would require payments by Acquiror or Merger Sub after the date hereof in excess of $250,000 (two hundred and fifty thousand dollars) in the aggregate with respect to any individual Contract, other than Working Capital Loans.

Section 5.18.  Stock Market Quotation.  As of the date hereof, the Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the Nasdaq under the symbol “CNTQ.” As of the date hereof, the Acquiror Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CNTQW.” As of the Closing, after giving effect to the other transactions contemplated by this Agreement (and by the other agreements contemplated hereby) to occur prior to the Closing, the Acquiror Common Stock and the Acquiror Public Warrants will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Nasdaq. Acquiror is in compliance with the rules of the Nasdaq, and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or Acquiror Warrants or terminate the listing of Acquiror Common Stock or Acquiror Warrants on the Nasdaq. None of Acquiror, Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.19.  Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement or the Proxy Statement, as applicable, is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, the Proxy Statement/Registration Statement or the Proxy Statement, as applicable (together with any amendments or supplements thereto), will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.20.  No Outside Reliance.  Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror and Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company are furnished “as is,” “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.21.  No Additional Representation or Warranties.  Except as provided in this Article V, neither Acquiror nor Merger Sub nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Acquiror acknowledges and agrees with the representation in the first sentence of Section 4.32 and that Acquiror and its advisors, have made their own investigation of the Company and, except as provided in Article IV, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company as conducted after the Closing, as contained in any materials provided by the Company or any of its directors, officers, employees, stockholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1.  Conduct of Business.  From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, except as otherwise explicitly contemplated by this Agreement, Section 6.1 of the Company Disclosure Letter or the Ancillary Agreements, required by Law (including any COVID-19 Measures) or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, delayed or conditioned), to (x) operate the business of the Company in the ordinary course and (y) use commercially reasonable efforts to preserve intact the Company’s present business organization, retain the Company’s current officers, use commercially reasonable efforts to preserve the Company’s relationships with its key suppliers and customers (if applicable). Without limiting the generality of the foregoing, or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement, Section 6.1 of the Company Disclosure Letter or the Ancillary Agreements or required by Law (including any COVID-19 Measures):

(a)change or amend the Governing Documents of the Company or form or cause to be formed any new Subsidiary of the Company;
(b)make or declare any dividend or distribution to the equityholders of the Company or make any other distributions in respect of any shares of the Company Capital Stock or the Equity Securities of the Company;
(c)split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company Capital Stock or Equity Securities, except for any such transaction or action by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;
(d)purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other Equity Securities of the Company, except for (i) the acquisition by the Company of any shares of capital stock, membership interests or other Equity Securities of the Company or in connection with the forfeiture or cancellation of such interests, or (ii) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to Company Options outstanding as of the date hereof in accordance with the terms of such Company Options;
(e)enter into, modify in any material respect or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, in each case, other than in the ordinary course of business or as required by Law;
(f)fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire, or enter into or terminate any Real Property Lease other than in the ordinary course of business or as required by Law;
(g)sell, assign, transfer, convey, lease or otherwise dispose of, or create or incur any Lien (except for a Permitted Lien) on, any material tangible assets or properties of the Company, except for (i) dispositions of obsolete or worthless equipment and (ii) the sale of the Company’s inventory or products in the ordinary course of business;
(h)acquire any ownership interest in any real property;

(i)except as otherwise required by Law, the terms of the applicable Company Benefit Plan as in effect on the date hereof, the Contracts listed on Section 4.12(a) of the Company Disclosure Letter as in effect on the date hereof, entry into any of the employment agreements contemplated by this Agreement or the issuance of any Company Options permitted under this Section 6.1, (i) agree to pay any severance, retention, change in control or termination or similar compensation or benefits to any employee, officer, director or other individual service provider of the Company, (ii) hire or terminate any officer, director or employee of the Company receiving annual base compensation equal to or in excess of $150,000 (one hundred fifty thousand Dollars), other than terminations of employment for cause or due to death or disability, (iii) terminate, adopt, enter into or amend any Company Benefit Plan, (iv) (A) increase the compensation or bonus opportunity of any Key Employee in any respect, or (B) increase the compensation or bonus opportunity of any other employee, officer, director or other individual service provider that exceeds 5% (five percent) of the aggregate compensation or bonus payable to such employees, officers, directors or other individuals, except in the ordinary course of business for employees who are not executive officers, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company to any employee, officer, director or other individual service provider of the Company, (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company except in the ordinary course of business for employees who are not executive officers to the extent that the actions (individually or in the aggregate) do not materially increase costs to the Surviving Corporation, (vii) grant any new equity awards to any employee, officer, director or other individual service provider of the Company (whether under the Company Incentive Plans or otherwise), except for grants of Company Options not to exceed 1,020,127 shares of Company Common Stock, or (viii) amend, waive or modify any of the Key Employment Agreements (or any of the terms thereof including the Amendments), notwithstanding any provision of this Agreement or other transaction documents to the contrary;
(j)(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material amount of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof or (ii) launch a joint venture or similar arrangement with any corporation, partnership, association, or other business organization or division thereof;
(k)(i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, except in the ordinary course of business;
(l)(i) make, change, or revoke any material Tax election, (ii) materially amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement (other than any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes), (v) settle any claim or assessment in respect of material Taxes, (vi) surrender or allow to expire any right to claim a refund of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(m)take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(n)except for Company Options permitted under this Section 6.1, issue any additional shares of Company Capital Stock or securities exercisable for or convertible into shares of Company Capital Stock, other than the issuance of shares of Company Common Stock (i) upon the exercise of Company Options pursuant to their terms in the ordinary course of business under the Company Incentive Plans and the applicable award agreements, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect as of the date of this Agreement, (ii) pursuant to the Company Preferred Conversion and (iii) in respect of the PIPE Investment, including for the avoidance of doubt, the issuance of shares of Acquiror Common Stock and/or other securities, or the providing of other financing, pursuant to the Subscription Agreement or an Additional Subscription Agreement;
(o)adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company (other than the Merger);
(p)commence, waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $250,000 (two hundred and fifty thousand dollars) in the aggregate;

(q)grant to, or agree to grant to, any Person rights to any Intellectual Property that is material to the Company (other than non-exclusive licenses granted in the ordinary course of business), or dispose of, abandon or permit to lapse any rights to any Company Registered Intellectual Property, other than with respect to immaterial Company Registered Intellectual Property whose cost of prosecution or maintenance, in the reasonable exercise of the Company’s business judgement, would outweigh any benefit to the Company of prosecution or maintaining such item;
(r)disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any trade secret of the Company, other than to service providers and development partners on a need-to-know basis in the ordinary course of business and pursuant to obligations to use such information, know-how or process solely for purposes of providing such services or to collaborate on such development projects with the Company (as applicable), and to maintain the confidentiality thereof;
(s)make or commit to make capital expenditures other than in an amount not in excess of the amounts set forth on Section 6.1(s) of the Company Disclosure Letter;
(t)manage the Company’s working capital (including paying amounts payable in a timely manner when due and payable and collection of accounts receivable in a timely manner when due) in a manner other than in the ordinary course of business;
(u)enter into any new line of business the Company as of the date hereof do not currently engage in;
(v)enter into, modify, amend, renew or extend any Collective Bargaining Agreement, other than as required by applicable Law, or recognize or certify any Labor Organization, or group of employees of the Company as the bargaining representative for any employees of the Company;
(w)amend in a manner materially detrimental to the Company, terminate without replacement or fail to use commercially reasonable efforts to maintain, any License material to the conduct of the business of the Company, taken as a whole;
(x)waive the restrictive covenant obligations of any current or former director, officer, employee or independent contractor of the Company;
(y)(i) limit the right of the Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company, taken as a whole;
(z)terminate without replacement or amend in a manner materially detrimental to the Company , taken as a whole, any insurance policy insuring the business of the Company; or
(aa)enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2.  Inspection.  Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that may be applicable to information furnished to the Company by third parties that may be in the Company’s possession from time to time, and except for any information that is subject to attorney-client privilege and to the extent permitted by applicable Law (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege, compliance with such confidentiality obligation or in compliance with applicable Law), (a) the Company shall afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company, and shall furnish such accountants and representatives with all financial and operating data and other information concerning the affairs of the Company as such accountants and representatives may reasonably request; provided that such access shall not include any sampling, testing or analysis of environmental media or any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company, and (b) the Company shall provide to Acquiror and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company during the Interim Period, in each case, as Acquiror or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company, and (z) copies of any communications sent or received by the Company in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall memorialize such communications in writing to Acquiror). All information obtained by Acquiror, Merger Sub or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3.  Preparation and Delivery of Additional Company Financial Statements.

(a)The Company shall use commercially reasonable efforts to deliver to Acquiror, as soon as reasonably practicable following the date of this Agreement, audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company as of and for the years ended December 31, 2021, and December 31, 2020, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided that upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for the purposes of this Agreement and the representation and warranties set forth in Section 4.8 shall be deemed to apply to the such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement.
(b)The Company shall be prepared to deliver the PCAOB Financial Statements to Acquiror as soon as reasonably practicable after the date hereof, but no later than 10 Business Days after the date hereof, subject to Acquiror’s and the Company’s preparation of the Proxy Statement/Registration Statement as described in Section 8.2(a).
(c)The Company shall use its commercially reasonable efforts to deliver to Acquiror, as soon as reasonably practicable, the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit and cash flow of the Company as of and for the three-month period ended March 31, 2022 (the “Q1 Financials”), together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided that upon delivery of such Q1 Financials. If the Effective Time has not occurred on or prior to August 12, 2022, the Company shall use its commercially reasonable efforts to deliver to Acquiror, as soon as reasonably practicable, comparable unaudited financial statements and auditor’s report thereon as of and for the six month period ended June 30, 2022 (the “Q2 Financials”), which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant. The representations and warranties set forth in Section 4.8 shall be deemed to apply to the Q1 Financials and the Q2 Financials with the same force and effect as if made as of the date of this Agreement.
(d)The Company shall use its commercially reasonable efforts to deliver to Acquiror, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably requested by Acquiror to prepare pro forma financial statements required under federal securities Laws to be included in Acquiror’s filings with the SEC (including, if applicable, the Proxy Statement/Registration Statement).
(e)The Company shall use its commercially reasonable efforts to cause its independent auditors to provide any necessary consents to the inclusion of the financial statements set forth in Section 4.8 and this Section 6.3 in Acquiror’s filings with the SEC in accordance with the applicable requirements of federal securities Laws.

Section 6.4.  Affiliate Agreements.  At or prior to the Closing, the Company shall terminate or settle, or cause to be terminated or settled, without further liability to Acquiror, the Company, all Affiliate Agreements (other than those set forth on Section 6.4 of the Company Disclosure Letter) and provide Acquiror with evidence of such termination or settlement reasonably satisfactory to Acquiror.

Section 6.5.  Acquisition Proposals.  From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company shall not, and the Company shall instruct (and shall be responsible for non-compliance), and use commercially reasonable efforts to, cause its affiliates and its and their representatives, employees, officers, directors and advisors not to (a) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company in connection with an Acquisition Proposal, (b) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (c) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.

Section 6.6.  Payoff.  If, and only if, the Debt Financing as contemplated by the Debt Commitment Letter is (a) consummated prior to or concurrent with the Closing, the Company shall obtain and deliver to Acquiror at or prior to the Closing Date (x) any necessary consents and/or waivers required in order to permit the prepayment of all outstanding PIUS Debt (the “Payoff Consent”), which consents and/or waivers shall be in form and substance reasonably acceptable to Acquiror and (y) a fully executed customary payoff letter related to all outstanding PIUS Debt (the “Payoff Letter”), which Payoff Letter shall include language (i) providing that, upon receipt of the applicable payoff amount, the PIUS Debt and all related transaction and/or disbursement documents shall be automatically terminated (subject to the survival of provisions which by their express terms survive any such termination), (ii) providing that all Liens and all guarantees in connection therewith shall be released and automatically terminated upon the payment of the applicable payoff amount and (iii) providing for the return of all possessory collateral (if any) in connection with such Indebtedness or (b) not consummated prior to or concurrent with the Closing, the Company shall cooperate with Acquiror in good faith to refinance the PIUS Debt. The Company shall be obligated to make all payments of fees, expenses and other costs due and payable under and in accordance with the Debt Commitment Letter to the lenders thereunder related to the Debt Financing (the “Lender Expenses”), including with respect to any indemnity entered into by the Company in connection therewith, and the Company will promptly reimburse Acquiror and Acquiror’s Affiliates for all such Lender Expenses actually paid by Acquiror and Acquiror’s Affiliates pursuant to the Debt Commitment Letter.

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1.  Employee Matters.

(a)Equity Plans. Prior to the Closing Date, Acquiror shall approve and adopt (x) an equity incentive plan in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company) (the “Equity Incentive Plan”), (y) the forms of (i) Incentive Option Award Agreement, (ii) Nonqualified Option Award Agreement, and (iii) Restricted Stock Unit Award Agreement attached hereto as Exhibit E (with such changes that may be agreed in writing by Acquiror and the Company), and (z) an employee stock purchase plan in substantially the form attached hereto as Exhibit F (with such changes that may be agreed in writing by Acquiror and the Company) (the “ESPP”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Acquiror Common Stock issuable under the Equity Incentive Plan and the ESPP, and Acquiror shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Equity Incentive Plan or acquired under the ESPP remain outstanding.
(b)No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, policy, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, policy, program, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, policy, program, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2.  Trust Account Proceeds and Related Available Equity.

(a)The parties to this Agreement do not have any intention as of the Effective Time to use, or to cause to be used, any amount of cash available in the Trust Account following the Acquiror Stockholders’ Meeting to effect any additional repurchase, redemption or other acquisition of outstanding shares of Acquiror Common Stock within the six (6)-month period after the Closing.

(b)Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Acquiror shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (B) shall use its commercially reasonable efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Stockholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3.  Listing.

(a)From the date hereof through the Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on the Nasdaq.
(b)Prior to the Closing, Acquiror shall use commercially reasonable efforts to cause the shares of Acquiror Common Stock to be issued in connection with the transactions contemplated hereby to be approved for listing on the Nasdaq under a ticker symbol to be mutually agreed upon in writing by the parties, including by submitting prior to the Closing an initial listing application with the Nasdaq (the “Nasdaq Listing Application”) with respect to such shares, subject to official notice of issuance. Each of Acquiror, Merger Sub and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other parties and shall otherwise reasonably assist and cooperate with such other parties in connection with the preparation, filing and distribution of the Nasdaq Listing Application. Each of Acquiror and Merger Sub will use their respective commercially reasonable efforts to (i) cause the Nasdaq Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the Nasdaq or its staff concerning the Nasdaq Listing Application and (iii) have the Nasdaq Listing Application approved by the Nasdaq as promptly as practicable after such filing. No submission of, or amendment or supplement to, the Nasdaq Listing Application, or response to Nasdaq comments with respect thereto, will be made by Acquiror, Merger Sub or the Company, as applicable, without the other parties’ prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other parties a reasonable opportunity to review and comment thereon. Each of Acquiror, Merger Sub and the Company will promptly notify the other parties upon the receipt of any comments from the Nasdaq or any request from the Nasdaq for amendments or supplements to the Nasdaq Listing Application and will, as promptly as practicable after receipt thereof, provide each other with copies of all material correspondence between it and its representatives, on the one hand, and the Nasdaq, on the other hand, and all written comments with respect to the Nasdaq Listing Application received from the Nasdaq and advise the other on any oral comments with respect to the Nasdaq Listing Application received from the Nasdaq. Acquiror will advise the Company, promptly after Acquiror receives notice thereof, of the time of the approval of the Nasdaq Listing Application and the approval of the shares of Acquiror Common Stock to be issued in connection with the transactions contemplated hereby for listing on the Nasdaq, subject only to official notice of issuance.

Section 7.4.  No Solicitation by Acquiror.  From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct (and shall be responsible for non-compliance), and use commercially reasonable efforts to cause its affiliates and representatives, employees, officers, directors and advisors, not to, (a) make any proposal or offer that constitutes a Business Combination Proposal, (b) initiate, solicit, engage or participate in or knowingly encourage any discussions or negotiations with any Person with respect to a Business Combination Proposal, (c) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives or (d) approve, endorse or recommend any of the foregoing or any Business Combination Proposal (other than with the Company) (an “Alternative Business Combination Proposal”).

Section 7.5.  Acquiror Conduct of Business.

(a)During the Interim Period, Acquiror shall, and shall cause Merger Sub to, except as contemplated by this Agreement (including as contemplated by the Subscription Agreement or any Additional Subscription Agreements, or as contemplated by and with respect to the PIPE Investment or Equity Facility), the Ancillary Agreements or required by Law or as consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), operate its business in the ordinary course. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Acquiror shall not, and Acquiror shall cause Merger Sub not to, except as otherwise contemplated by this Agreement (including as contemplated by the Subscription Agreement or any Additional Subscription Agreements, or as contemplated by and with respect to the Equity Facility or the PIPE Investment) or the Ancillary Agreements or as required by Law (including any COVID-19 Measures):
(i)seek any approval from the Acquiror Stockholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror or Merger Sub, except as contemplated by the Transaction Proposals;
(ii)except as contemplated by the Transaction Proposals, (A) make or declare any dividend or distribution to the stockholders of Acquiror or make any other distributions in respect of any of Acquiror Common Stock or Merger Sub Capital Stock, share capital or Equity Securities, (B) split, combine, reclassify or otherwise amend any terms of any shares or series of Acquiror Common Stock or Merger Sub Capital Stock or Equity Securities, or (C) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other Equity Securities of Acquiror or Merger Sub, other than a redemption of shares of Acquiror Common Stock made as part of the Acquiror Share Redemptions;
(iii)take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;
(iv)other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror or Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);
(v)(A) make, change, or revoke any material Tax election, (B) amend, modify or otherwise change any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement (other than any Contract solely between Acquiror and Merger Sub or any customary commercial Contract (or Contract entered into in the ordinary course of business) not primarily related to Taxes), (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes; or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;
(vi)other than with respect to the PIPE Investment, including for the avoidance of doubt, issuing any Acquiror Securities or the providing of other financing, pursuant to an Additional Subscription Agreement, or pursuant to Section 8.2(b), issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any of Acquiror’s Subsidiaries or guaranty any debt securities of another Person, or incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (A) fees and expenses incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Acquiror (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business), (B) any Indebtedness for borrowed money or guarantee incurred in the ordinary course of business and in an aggregate amount not to exceed $250,000 (two hundred and fifty thousand dollars), and (C) any Indebtedness for borrowed money or guarantee incurred between Acquiror and Merger Sub;
(vii)other than with respect to the PIPE Investment, including for the avoidance of doubt, shares of Acquiror Common Stock and/or other securities, or the providing of other financing pursuant to an Additional Subscription Agreement, or the Equity Facility or pursuant to Section 8.2(b), (A) issue any Acquiror Securities or securities exercisable for or convertible into Acquiror Securities, other than the issuance of the Aggregate Merger Consideration, (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof, or (C) amend, modify or waive any of the material terms or rights set forth in any Acquiror Warrant or the Acquiror Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or
(viii)enter into any agreement to do any action prohibited under this Section 7.5.

(b)During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including Merger Sub) to materially comply with, and continue materially performing under, as applicable, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

Section 7.6. Post-Closing Directors and Officers of Acquiror.  Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall take all such actions within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a)	the Acquiror Board of Directors shall consist of seven (7) directors, which shall initially include:
(i)the two (2) individuals listed on Section 7.6 of the Acquiror Disclosure Letter (the “CNTQ Nominees”); provided that if any of the individuals set forth on Section 7.6 of the Acquiror Disclosure Letter (x) is unable for any reason to serve on the Acquiror Board of Directors, a replacement individual shall be selected by Acquiror and (y) following the Closing resigns or for any reason is unable to continue serving on the Acquiror Board of Directors for the remainder of the term of the appointment pursuant to Section 7.6(b), a replacement individual shall by selected by the Sponsor to serve the remainder of the term; provided, further, that the Sponsor is a third party beneficiary of this Section 7.6(a)(i);
(ii)five (5) director nominees to be designated by the Company pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement;
(iii)in each case, who shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time;
(b)(i) one (1) CNTQ Nominee will serve as a Class II director of Acquiror for a term expiring at the second annual meeting of stockholders of Acquiror following the Effective Time and will serve on the compensation committee and/or nominating and corporate governance committee and (ii) one (1) CNTQ Nominee will serve as a Class III director of Acquiror for a term expiring at the third annual meeting of stockholders of Acquiror following the Effective Time and will serve on the audit committee, in each case, as listed on Section 7.6 of the Acquiror Disclosure Letter;
(c)the Acquiror Board of Directors shall have a majority of “independent” directors in accordance with the listing requirements of Nasdaq, each of whom shall serve in such capacity in accordance with the terms of the Acquiror’s Governing Documents following the Effective Time; and
(d)the officers of Acquiror at the Effective Time shall be as set forth on Section 2.6(b) of the Company Disclosure Letter, and such officers shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents and the DGCL.

Section 7.7.  Indemnification and Insurance.

(a)From and after the Effective Time, Acquiror agrees that it shall indemnify and hold harmless each present and former director and officer (in each case acting in their capacity as such) of the (x) Company (the “Company Indemnified Parties”) and (y) Acquiror and each of its Subsidiaries (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate or articles of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Governing Documents and any indemnification agreements concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ former and current officers, directors, employees, and agents that, to the greatest extent permissible under the DGCL or other applicable law, are no less favorable to those Persons than the provisions of the Governing Documents and any indemnification agreements of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.7.
(b)For a period of six (6) years from the Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms no less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premium payable by Acquiror or the Company, as applicable, for such insurance policy for the year ended December 31, 2021; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.
(c)Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.7. The D&O Indemnified Parties are intended third-party beneficiaries of this Section 7.7.
(d)As of the Effective Time, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

Section 7.8.  Acquiror Public Filings.  From the date hereof through the Effective Time, Acquiror will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.9.  PIPE Subscription.  Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, delayed or conditioned), and except for any of the following actions that would not increase conditionality or impose any new obligation on the Company or Acquiror, reduce the Committed PIPE Investment Amount or reduce or impair the rights of Acquiror under the Subscription Agreement, Acquiror shall not permit any amendment or modification to any economic term or other material covenant, agreement or condition to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, the Subscription Agreement, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision) or to accommodate additional purchases of shares of Acquiror Common Stock provided that, in the case of any such assignment or transfer, the initial party to the Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreement have been satisfied or waived (if permissible), Acquiror shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreement on the terms described therein, including using its commercially reasonable efforts to enforce its rights under the Subscription Agreement to cause the applicable Initial PIPE Investor to pay to (or as directed by) Acquiror the applicable purchase price under such PIPE Investor’s Subscription Agreement in accordance with its terms.

Section 7.10.  Stockholder Litigation.  In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Acquiror Board of Directors by any Acquiror Stockholder prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation if and to the extent all such settlement payments exceed $1,000,000 (one million Dollars) in the aggregate without the prior written consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned.

Section 7.11.  [Reserved].

Section 7.12.  Transaction Bonuses.  After the Closing, Acquiror shall pay a transaction bonus to each of Messrs. Denis Phares and Sean Nichols if and when payable in accordance with Annex A.

Section 7.13.  Acquiror Closing Extension.  Prior to August 10, 2022, Acquiror shall extend the deadline for Acquiror to consummate its initial business combination in accordance with its Governing Documents and the prospectus providing for its initial public offering by an additional three (3) months from the Termination Date (as defined in Acquiror’s Amended and Restated Certificate of Incorporation as in effect on the date hereof) (such date, the “Extended Termination Date”); provided, that if the Closing has not occurred by the date that is two Business Days prior to the Extended Termination Date, Acquiror shall extend the deadline for Acquiror to consummate its initial business combination in accordance with its Governing Documents and the prospectus providing for its initial public offering by an additional three (3) months from the Extended Termination Date.

ARTICLE VIII

JOINT COVENANTS

Section 8.1.  HSR Act; Other Filings.

(a)In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, the Company shall cause its Affiliates to) comply promptly but in no event later than ten (10) Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.
(b)Each of the Company and Acquiror shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its commercially reasonable efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.
(c)Acquiror shall cooperate in good faith with Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Antitrust Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Acquiror or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Acquiror and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date; provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.1 or any other provision of this Agreement shall require or obligate Acquiror or any other Person to take any actions with respect to Acquiror’s Affiliates, the Sponsor, the direct or indirect equityholders of the Company, any PIPE Investor, their respective Affiliates, any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsor, any PIPE Investor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, the Sponsor, any PIPE Investor, or of any such investment fund or investment vehicle.
(d)Acquiror shall pay fifty percent (50%) of all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement and the Company shall pay fifty percent (50%) of all filing fees payable to the Antitrust Authorities in connection with the transactions contemplated by this Agreement.

(e)With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

Section 8.2.  Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.

(a)	Registration Statement and Prospectus.
(i)As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall, after receipt of required PCAOB Financial Statements, file with the SEC, a mutually acceptable proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Stockholders relating to the Acquiror Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) Acquiror shall, after receipt of required PCAOB Financial Statements, prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and instructing its representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by the equityholders of the Company (other than (1) certain equity securities issuable under the Equity Incentive Plan that are based on Acquiror Common Stock and constitute a portion of the Aggregate Merger Consideration, which shall instead be registered by Acquiror pursuant to an effective registration statement on Form S-8 (or other applicable form, including Form S-1 or Form S-3) in accordance with Section 7.1(a) and (2) the shares of Acquiror Common Stock that constitute the Aggregate Merger Consideration to be received by the Requisite Company Stockholders, which shall instead be registered by Acquiror on a registration statement on Form S-1 or other permissible form (the “Resale Registration Statement”)) (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its commercially reasonable efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company and any of its respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including the Nasdaq) in connection with the Merger and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement/Registration Statement to be mailed to the Acquiror Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act.
(ii)To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document prepared by Acquiror each time before any such document is filed by Acquiror with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel and shall incorporate all such reasonable comments into the Proxy Statement/Registration Statement and any Offer Document, as applicable. To the extent not prohibited by Law, Acquiror shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.
(iii)Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Acquiror Stockholders and at the time of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(iv)If at any time prior to the Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Stockholders, with such amendment or supplement to be approved by such discovering party prior to filing and dissemination (such approval not to be unreasonably withheld, conditioned or delayed).
(b)Acquiror Stockholder Approval.
(i)Acquiror shall (x) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (A) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law, (B) solely with respect to the Transaction Proposals, duly (1) give notice of and (2) convene and hold a general meeting of Acquiror Stockholders (the “Acquiror Stockholders’ Meeting”) in accordance with Acquiror’s Governing Documents and applicable Nasdaq rules for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (C) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (y) provide its stockholders with the opportunity to elect to effect an Acquiror Share Redemption.
(ii)Acquiror shall (x) through its Board of Directors, recommend to its stockholders the (A) approval of the change of Acquiror’s name to “Dragonfly Energy Holdings Corp.”, (B) amendment and restatement of Acquiror’s Governing Documents, in the forms attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company) (as may be subsequently amended by mutual written agreement of the Company and Acquiror at any time before the effectiveness of the Registration Statement) (including clause (A) of this Section 8.2(b)(ii), the “Amendment Proposal”) (including any separate or unbundled proposals as are required to implement the foregoing, collectively, the “Unbundling Precatory Proposals”), (C) adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations and the approval of the Business Combination contemplated hereby (the “BCA Proposal”), (D) approval of the issuance of shares of Acquiror Common Stock in connection with the Merger and PIPE Investment (the “Nasdaq Proposal”), (E) approval of the adoption by Acquiror of the ESPP (the “Acquiror ESPP Proposal”) and the Equity Incentive Plan and associated forms of award agreements described in Section 7.1 (the “Acquiror Incentive Plan Proposal”), (F) election of directors effective as of the Closing as contemplated by Section 7.6 (the “Director Proposal”), (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto,

(H) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (I) adjournment of the Acquiror Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Transaction Proposals”, and such recommendations, the “Acquiror Board Recommendation”), and (y) include the Acquiror Board Recommendation in the Proxy Statement.
(iii)Notwithstanding the foregoing, if, at any time prior to obtaining the Acquiror Stockholder Approval, the Acquiror Board of Directors determines in good faith, in response to an Intervening Event, after consultation with its outside legal counsel, that, in light of such Intervening Event, the failure to make a Modification in Recommendation would reasonably be expected to result in a breach of its fiduciary duties under applicable Law, the Acquiror Board of Directors may, prior to obtaining the Acquiror Stockholder Approval, make a Modification in Recommendation; provided that Acquiror will not be entitled to make, or agree or resolve to make, a Modification in Recommendation unless (i) Acquiror promptly notifies the Company in writing, at least five (5) Business Days prior to taking such action (the “Intervening Event Notice Period”) advising the Company that the Acquiror Board of Directors proposes to take such action and containing the material facts underlying the Acquiror Board of Directors’ determination that an Intervening Event has occurred (including the rationale therefor),and (ii) following the end of such Intervening Event Notice Period (it being agreed that in the event after the commencement of the Intervening Event Notice Period, there is any material development with respect to an Intervening Event, the Intervening Event Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remains in the Intervening Event Notice Period subsequent to the time Acquiror notifies the Company of any such material revision (it being understood that there may be multiple extensions)), the Acquiror Board of Directors determines in good faith, after consulting with outside legal counsel, that the failure to make a Modification in Recommendation would reasonably be expected to result in a breach of the Acquiror Board of Directors’ fiduciary duties under applicable Law. If requested by the Company, Acquiror and its representatives shall, during the Intervening Event Notice Period, negotiate with the Company in good faith to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Modification in Recommendation.
(iv)To the fullest extent permitted by applicable Law, Acquiror’s obligations to establish a record date for, duly call, give notice of, convene and hold the Acquiror Stockholders’ Meeting shall not be affected by any Modification in Recommendation. Acquiror may only adjourn the Acquiror Stockholders’ Meeting (A) to solicit additional proxies for the purpose of obtaining the Acquiror Stockholder Approval, (B) for the absence of a quorum and (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Stockholders prior to the Acquiror Stockholders’ Meeting; provided that, without the Company’s prior written consent, the Acquiror Stockholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of shares of Acquiror Common Stock the opportunity to elect redemption of such shares of Acquiror Common Stock in connection with the Acquiror Stockholders’ Meeting, as required by Acquiror’s Governing Documents. Acquiror shall use its commercially reasonable efforts to obtain the approval of the Transaction Proposals at the Acquiror Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Transaction Proposals.
(c)	Company Stockholder Approval.
(i)The Company, in each case prior to the Company Stockholder Approval Deadline, shall cause (A) counterparts to the Written Consent, fully executed by the Requisite Company Stockholders, to be delivered to the Company and Acquiror and (B) the Company Stockholder Approval to be obtained.
(ii)As promptly as practicable following the execution and delivery of this Agreement, the Company shall prepare and send a notice to the equityholders of the Company who as of the Company Stockholder Approval Deadline had not yet executed and delivered the Written Consent, which notice shall include the Written Consent for consideration and execution by such equityholders, as well as any additional information required by applicable Law (including the Dissenter’s Rights Statutes) or the Governing Documents of the Company (the “Stockholder Notice”). Acquiror shall be provided with a reasonable opportunity to review and comment on the Stockholder Notice prior to its being sent to such equityholders and shall cooperate with the Company in the preparation of the Stockholder Notice and promptly provide all reasonable information regarding Acquiror and Merger Sub reasonably requested by the Company. The Company shall cause the Written Consent (and any materials or procedures relating to the Written Consent) to comply in all respects with the Governing Documents of the Company and the applicable provisions of the

NRS, including any and all applicable provisions of the Dissenter’s Rights Statutes. At the option of Acquiror, the Stockholder Notice (including the Written Consent) shall be accompanied by an “advance notice statement” (as defined in the Dissenter’s Rights Statutes), which advance notice statement shall require that the Company receive “statements of intent” (as defined in the Dissenter’s Rights Statutes) within 15 days after the advance notice statement is sent.

Section 8.3.  Support of Transaction.  Without limiting any covenant contained in Article VI or Article VII, Acquiror and the Company shall each, and each shall cause its Subsidiaries to, (a) use commercially reasonable efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, or the Company or their respective Affiliates are required to obtain in order to consummate the Merger, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law.

Section 8.4.  Cooperation; Consultation.

(a)Prior to Closing, each of the Company and Acquiror shall, and each of them shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including by (a) providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company (i) as would be required (x) if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and (y) for the Resale Registration Statement) and (ii) otherwise required by the Debt Commitment Letter, (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company at reasonable times and locations), (d) maintaining in full force and effect the Debt Commitment Letter, (e) complying with its or their obligations under the Debt Commitment Letter in all material respects, (f) satisfying on a timely basis (or obtaining the waiver of) all conditions to funding in the Debt Commitment Letter and such definitive agreements to be entered into pursuant to the Debt Commitment Letter to the extent in the control of such party, (g) negotiating and, in the case of the Company, executing and delivering definitive agreements with respect to the Debt Financing consistent in all material respects with the terms and conditions contemplated by the Debt Commitment Letter so that such agreements are in effect no later than the Closing Date, and (h) if all the conditions to the Debt Financing have been satisfied (other than those conditions that by their terms are to be satisfied at Closing), causing the lenders under the Debt Commitment Letter to fund the Debt Financing no later than the Closing. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not (i) unreasonably interfere with the business and operations of the Company, Acquiror, or their respective auditors, (ii) require the entry into any agreement in connection with the Debt Financing which would be effective prior to the Closing or provide any certification or opinion which would be effective prior to the Closing, (iii) provide access to or require disclosure of any information to the extent such disclosure would jeopardize the attorney-client privilege, attorney work product protections or similar protections, (iv) cause any representation or warranty in this Agreement to be breached, (v) cause any director, officer or employee of the Company or Acquiror to incur any personal liability, (vi) conflict with the organizational documents of the Company or Acquiror or any applicable Law, (vii) result in any contravention, violation or breach of any material Contract, or (viii) require any action that causes any closing condition set forth in Article IX to fail to be satisfied or otherwise cause a breach of this Agreement. Notwithstanding the foregoing, Acquiror and its Affiliates have no obligation to pay any commitment or other similar fee, incur or reimburse any costs or expenses, enter into any binding agreement or commitment or incur any other liability or obligation in connection with the Debt Financing prior to the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, each of the Company and Acquiror shall use commercially reasonable efforts to arrange to obtain, as promptly as practicable thereafter, alternative financing in an aggregate principal amount not less than the aggregate principal amount of the Debt Financing on the date hereof (it being understood and agreed that the consummation of any such other financing by the Company or Acquiror shall be subject to the parties’ mutual agreement) (“Alternative Financing”). In the event any Alternative Financing is obtained, references herein to (A) “Debt Financing” shall include and mean such Alternate Financing and (B) “Debt Commitment Letter” shall be deemed to include any new commitment letter obtained in connection with the Alternative Financing.

(b)From the date of the announcement of this Agreement (pursuant to any applicable public communication made in compliance with Section 11.12), until the Closing Date, Acquiror shall use its commercially reasonable efforts to, and shall instruct its financial advisors to, keep the Company and its financial advisors reasonably informed with respect to the PIPE Investment and the rotation of the Acquiror Common Shares during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the Company or its financial advisors with respect to such matters; provided that, except as set forth in the Subscription Agreement or any Additional Subscription Agreements, each of Acquiror and the Company acknowledges and agrees that none of their respective financial advisors shall be entitled to any fees with respect to the PIPE Investment unless otherwise mutually agreed by the Company and Acquiror in writing.

Section 8.5.  Section 16 Matters.  Prior to the Effective Time, each of the Company and Acquiror shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of shares of the Company Capital Stock or acquisitions of Acquiror Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who is or may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.6.  Additional Equity Financing.  For the avoidance of doubt, during the Interim Period and subject to Section 6.1(n) and Section 7.5(a)(vii), Acquiror and the Company may execute Additional Subscription Agreements with investors and other financing sources with the prior written consent of the other parties hereto (which shall include both Acquiror and the Company).

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1.  Conditions to Obligations of Acquiror, Merger Sub and the Company.  The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, which may be waived, if legally permissible, in writing by all of such parties:

(a)The Acquiror Stockholder Approval shall have been obtained;
(b)The Company Stockholder Approval shall have been obtained;
(c)The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;
(d)The waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;
(e)There shall not be in force any Governmental Order enjoining or prohibiting the consummation of the Merger or any Law that makes the consummation of the Merger illegal or otherwise prohibited; provided that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties with respect to the transactions contemplated hereby;
(f)Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Investment Amount actually received by Acquiror prior to or substantially concurrently with the Closing); and
(g)The Registration Statement Securities shall have been approved for listing on Nasdaq.

Section 9.2.  Conditions to Obligations of Acquiror and Merger Sub.  The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)(i)The representations and warranties of the Company contained in Section 4.6(a) and the first sentence of Section 4.6(b) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, (ii) the Company Fundamental Representations (other than Section 4.6(a) and the first sentence of Section 4.6(b)) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;
(b)Each of the covenants to be performed by the Company as of or prior to the Closing shall have been performed in all material respects;
(c)The Key Employment Agreements shall have been amended in accordance with the terms of the applicable Amendments, and shall continue to be in full force and effect and shall not have been terminated for any reason;
(d)The Company Preferred Conversion shall have occurred or will occur immediately prior to the Effective Time;
(e)If, and only if, the Debt Financing as contemplated by the Debt Commitment Letter is (i) consummated prior to or concurrent with the Closing, the Company shall have delivered the Payoff Consent and Payoff Letter to Acquiror and all outstanding PIUS Debt shall be paid off substantially concurrently with the Closing or (ii) not consummated prior to or concurrent with the Closing, the PIUS Debt shall have been refinanced on terms mutually agreeable to Acquiror and the Company (such agreement of Acquiror and the Company not to be unreasonably withheld, conditioned or delayed); and
(f)There shall not have occurred a Company Material Adverse Effect after the date of this Agreement.

Section 9.3.  Conditions to the Obligations of the Company.  The obligation of the Company to consummate, or cause to be consummated, the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)(i) The representations and warranties of Acquiror contained in Section 5.12(a) and the second sentence of Section 5.12(b) shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date and (ii) each of the representations and warranties of Acquiror contained in this Agreement (other than Section 5.12(a) and the second sentence of Section 5.12(b)) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror’s ability to consummate the transactions contemplated by this Agreement; and
(b)Each of the covenants to be performed by Acquiror as of or prior to the Closing shall have been performed in all material respects.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1.  Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a)by mutual written consent of the Company and Acquiror;
(b)by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise prohibited; provided that such Governmental Authority has jurisdiction over the parties with respect to the Merger;
(c)by the Company or Acquiror if the Acquiror Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Stockholders’ Meeting duly convened therefor (taking into account any adjournments or postponements thereof) or at any adjournment or postponement thereof;
(d)by the Company if there has been a Modification in Recommendation;
(e)by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, then, for a period of up to thirty (30) days after receipt by the Company of written notice from Acquiror of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before the date that is nine (9) months after the date hereof (the “Agreement End Date”), unless, in each case of clauses (i) or (ii) above, Acquiror is in material breach hereof;
(f)by Acquiror if the Company Stockholder Approval shall not have been obtained by the Company Stockholder Approval Deadline; or
(g)by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) or Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror or Merger Sub, then, for a period of up to thirty (30) days after receipt by Acquiror of written notice from the Company of such breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, or (ii) the Closing has not occurred on or before the Agreement End Date, unless, in each case of clauses (i) or (ii) above, the Company is in material breach hereof.

Section 10.2.  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its respective Affiliates, officers, directors or stockholders, other than liability of the Company for fraud or any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of Section 6.6, this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

ARTICLE XI

MISCELLANEOUS

Section 11.1.  Trust Account Waiver.  The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated August 10, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in the trust account for the benefit of Acquiror, certain of its public stockholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay Taxes, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public stockholders; and (iii) if Acquiror holds a stockholder vote to amend Acquiror’s Governing Documents to modify the substance or timing of the obligation to redeem 100% of Acquiror Common Shares if Acquiror fails to complete a Business Combination within the allotted time period, then for the redemption of any Acquiror Common Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror.

Section 11.2.  Waiver.  Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors (or similar governing body) or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties (of another party) that are contained in this Agreement or (c) waive compliance by the other parties with the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right. Any waiver by a party of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.

Section 11.3.  Notices.  All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, addressed as follows:

(a)	If to Acquiror or Merger Sub prior to the Closing, or to Acquiror after the Effective Time, to:

Chardan NexTech Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

Attention:    CCP

Email:         amaghakian@chardan.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention:      Jeffrey A. Brill

                      Peter D. Serating

Email:            jeffrey.brill@skadden.com

                      peter.serating@skadden.com

(b)	If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

Dragonfly Energy Corp.

1190 Trademark Drive #108

Reno, Nevada 89521

Attention:    General Counsel

Email:         legal@dragonflyenergy.com

with copies to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention:      Kurt J. Berney

Noah K. Kornblith

Email:            kberney@omm.com

                       nkornblith@omm.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4.  Assignment.  No party shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective permitted successors and assigns.

Section 11.5.  Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties, any rights or remedies under or by reason of this Agreement; provided, however, that (a) the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.7, (b) the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16 and (c) the Sponsor is a third party beneficiary of Section 7.6(a)(i).

Section 11.6.  Expenses.  Except as otherwise set forth in this Agreement, each party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing shall not occur, the Company shall be responsible for the Company Transaction Expenses, and Acquiror shall be responsible for the Acquiror Transaction Expenses. If the Closing shall occur, Acquiror shall pay or cause to be paid the (x) Company Transaction Expenses, and (y) the Acquiror Transaction Expenses, in the case of each of clauses (x) and (y), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the Merger and release of proceeds from the Trust Account.

Section 11.7.  Governing Law.  This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8.  Headings; Counterparts; Effectiveness.  The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement may be executed via “eSignature” by DocuSign, Inc. or similar programs and delivered by email (including by .pdf, .tif, .gif, .jpeg or similar formatted attachment thereto) by any party and such signature will be deemed binding for all purposes hereof without delivery of an original signature being thereafter required. This Agreement shall become effective when each party shall have received one or more counterparts hereof signed by each of the other parties and unless and until such receipt, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.9.  Company and Acquiror Disclosure Letters.  The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a party in the applicable Disclosure Letter corresponding to any Section or subsection of Article IV (in the case of the Company Disclosure Letter) or Article V (in the case of the Acquiror Disclosure Letter) shall be deemed to have been disclosed with respect to every other section and subsection of Article IV, other than Section 4.24 (in the case of the Company Disclosure Letter), or Article V, other than Section 5.10 (in the case of the Acquiror Disclosure Letter), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10.  Entire Agreement.  This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Ancillary Agreements constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11.  Amendments.  This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided that, (a) after receipt of the Written Consent, no amendment or modification shall be made that by Law requires further approval of the Requisite Company Stockholders and (b) after the Acquiror Stockholder Approval has been obtained, no amendment or modification to this Agreement shall be made that by Law requires the further approval of the stockholders of Acquiror without such further approval.

Section 11.12.  Publicity.

(a)All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld, delayed or conditioned by any party; provided that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).
(b)The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any related filing shall be deemed not to violate this Section 11.12.

Section 11.13.  Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14.  Jurisdiction; Waiver of Jury Trial.

(a)Any Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Action shall be heard and determined only in any such court, and (iv) agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.14.

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15.  Enforcement.  The parties hereby agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent any breach, or threatened breach, of this Agreement and to specific enforcement of the terms and provisions of this Agreement, without proof of damages, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall oppose the granting of specific performance and other equitable relief or allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith. The parties hereby acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated hereby and without that right, none of the parties would have entered into this Agreement.

Section 11.16.  Non-Recourse.  Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a)solely with respect to the Company, Acquiror and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror and Merger Sub as named parties; and
(b)except to the extent a party (and then only to the extent of the specific obligations undertaken by such party), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement for any claim or cause of action based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17.  Non-Survival of Representations, Warranties and Covenants.  Except (x) as otherwise contemplated by Section 10.2 or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other documents, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18.  Conflicts and Privilege.

(a)Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other Equity Securities of Acquiror or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “CNTQ Parties”), on the one hand, and (y) the Surviving Corporation and/or any member of the Dragonfly Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Brownstein Hyatt Farber Schreck, LLP (“Brownstein”), that represented Acquiror and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the CNTQ Parties, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Acquiror in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Acquiror

and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Acquiror, the Sponsor and/or any other member of the CNTQ Parties, on the one hand, and Skadden or Brownstein, on the other hand, shall be deemed subject to attorney client privilege (the “Skadden / Brownstein Privileged Communications”), and the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the CNTQ Parties after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Any privileged communications or information shared by the Company prior to the Closing with Acquiror or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person other than the CNTQ Parties may use or rely on any of the Skadden / Brownstein Privileged Communications, whether located in the records or email server of Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Skadden / Brownstein Privileged Communications, by virtue of the Merger.
(b)Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other Equity Securities of the Company and any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Dragonfly Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the CNTQ Parties, on the other hand, any legal counsel, including O’Melveny & Myers LLP (“O’Melveny”) that represented the Company prior to the Closing may represent any member of the Dragonfly Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation. Acquiror and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Dragonfly Group, on the one hand, and O’Melveny, on the other hand, shall be deemed subject to attorney client privilege (the “O’Melveny Privileged Communications”), and the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Dragonfly Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Any privileged communications or information shared by Acquiror prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person other than the Dragonfly Group may use or rely on any of the O’Melveny Privileged Communications, whether located in the records or email server of Acquiror, Surviving Corporation or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the O’Melveny Privileged Communications, by virtue of the Merger.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Chief Executive Officer

BRONCO MERGER SUB, INC.

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: President

DRAGONFLY ENERGY CORP.

By:	/s/ Denis Phares
Name: Denis Phares
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Schedule of Transaction Bonuses

Scenario	Minimum Cash Balance After Fees(1)	Cash Transaction Bonus	Acquiror Warrant Proceed Bonus
Scenario A	Less than $20,000,000	No bonus to be paid.	Messrs. Phares and Nichols shall each receive 5% of proceeds as a result of exercise of Acquiror Warrants (for an aggregate of 10% of proceeds).
Scenario B	Between $20,000,000 and $50,000,000	Messrs. Phares and Nichols shall each receive a cash transaction bonus of $2,000,000 (for an aggregate of $4,000,000).	Messrs. Phares and Nichols shall each receive 2.5% of proceeds as a result of exercise of Acquiror Warrants (for an aggregate of 5% of proceeds).
Scenario C	Greater than $50,000,000

Messrs. Phares and Nichols shall each receive a cash transaction bonus of $2,000,000 (for an aggregate of $4,000,000); provided, that every dollar above $50,000,000 of Minimum Cash Balance After Fees shall be split equally between Messrs. Phares and Nichols up to a cash transaction bonus of $4,000,000 to each (for an aggregate of $8,000,000 in the event that Minimum Cash Balance After Fees is greater than or equal to $54,000,000).

To the extent that Minimum Cash Balance After Fees is less than $54,000,000, upon the exercise of Acquiror Warrants, each of Messrs. Phares and Nichols shall receive a percentage of the proceeds from the sale of Acquiror Warrants such that the sum of the Acquiror Warrant Proceed Bonus and the cash transaction bonus received by each of Messrs. Phares and Nichols is equal to $4,000,000 (for an aggregate of $8,000,000).

(1)	“Minimum Cash Balance After Fees” means cash held by Acquiror following Closing and after payment of Company Transaction Expenses (including the repayment of all outstanding PIUS Debt) and Acquiror Transaction Expenses and other transaction-related fees from Acquiror’s initial public offering and after receipt of proceeds from Acquiror’s private placement, and/or any other equity or debt financing, including any convertible securities, consummated by the Company.

AMENDMENT

This Amendment (this “Amendment”), dated as of July 12, 2022 (the “Effective Date”), is made by and among Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Acquiror”), Dragonfly Energy Corp., a Nevada corporation (the “Company”), and Bronco Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”). Capitalized terms used herein and not otherwise defined are defined as set forth in the Merger Agreement (as hereinafter defined).

WHEREAS, reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) made and entered into as of May 15, 2022, by and among Acquiror, the Company, and Merger Sub;

WHEREAS, pursuant to the Merger Agreement, Acquiror desires to acquire the Company through the merger of Merger Sub with and into the Company, pursuant to which the Company would become a wholly-owned subsidiary of Acquiror (the “Merger”);

WHEREAS, the Company has entered into a Stock Purchase Agreement, by and between THOR Industries, Inc. (“THOR”) and the Company, dated as of July 12, 2022 (the “Stock Purchase Agreement”), pursuant to which the Company desires to issue 1,267,502 of Company Common Stock for a purchase price of $11.8343 per share, or $15,000,000 in the aggregate, to THOR (the “Transaction”);

WHEREAS, the parties to the Merger Agreement, contingent upon the consummation of the Transaction pursuant to the terms of the Stock Purchase Agreement, now desire to amend the “Base Purchase Price” definition in the Merger Agreement so that the “Base Purchase Price” shall mean $415,000,000; and

WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Merger Agreement may be amended by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties thereto.

NOW, THEREFORE, contingent upon the consummation of the Transaction pursuant to the terms of the Stock Purchase Agreement, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and in reliance on the recitals set forth above, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Amendment hereby agree as follows:

Amendment.

The defined term “Base Purchase Price” as found in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced with the following new definition of “Base Purchase Price”:

“Base Purchase Price” shall mean $415,000,000.

Effectiveness of Waiver; Limited Effect; No Modifications. This Amendment will become effective as of the Effective Date. Without limiting the generality of Section 11.11 of the Merger Agreement, this Amendment shall be limited precisely as written and relates solely to the provisions of the definition of “Base Purchase Price” in the manner and to the extent described above, and, other than as expressly set forth herein, nothing in this Amendment shall be deemed to constitute a waiver or amendment by any party to the Merger Agreement of compliance with respect to any other term, provision, or condition of the Merger Agreement or any other instrument or agreement referred to therein.

Miscellaneous. The provisions set forth in Section 11.2 (Waiver), Section 11.3 (Notices), Section 11.4 (Assignment), Section 11.7 (Governing Law), Section 11.8 (Headings; Counterparts), Section 11.11 (Amendments) and Section 11.14 (Jurisdiction; Waiver of Jury Trial), and Section 11.15 (Enforcement) of the Merger Agreement are hereby incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

CHARDAN NEXTECH ACQUISITION 2 CORP.

/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Chief Executive Officer

BRONCO MERGER SUB, INC.
/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	President

DRAGONFLY ENERGY CORP.
/s/ Denis Phares
Name:	Denis Phares
Title:	Chief Executive Officer

[Amendment Signature Page]

AMENDMENT

This Amendment (this “Amendment”), dated as of July 12, 2022 (the “Effective Date”), is made by and among Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Acquiror”), Dragonfly Energy Corp., a Nevada corporation (the “Company”), and Bronco Merger Sub Inc., a Nevada corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”). Capitalized terms used herein and not otherwise defined are defined as set forth in the Merger Agreement (as hereinafter defined).

WHEREAS, reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) made and entered into as of May 15, 2022, by and among Acquiror, the Company, and Merger Sub;

WHEREAS, pursuant to the Merger Agreement, Acquiror desires to acquire the Company through the merger of Merger Sub with and into the Company, pursuant to which the Company would become a wholly-owned subsidiary of Acquiror (the “Merger”);

WHEREAS, the Company has entered into a Stock Purchase Agreement, by and between THOR Industries, Inc. (“THOR”) and the Company, dated as of July 12, 2022 (the “Stock Purchase Agreement”), pursuant to which the Company desires to issue 1,267,502 of Company Common Stock for a purchase price of $11.8343 per share, or $15,000,000 in the aggregate, to THOR (the “Transaction”);

WHEREAS, the parties to the Merger Agreement, contingent upon the consummation of the Transaction pursuant to the terms of the Stock Purchase Agreement, now desire to amend the “Base Purchase Price” definition in the Merger Agreement so that the “Base Purchase Price” shall mean $415,000,000; and

WHEREAS, pursuant to Section 11.11 of the Merger Agreement, the Merger Agreement may be amended by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties thereto.

NOW, THEREFORE, contingent upon the consummation of the Transaction pursuant to the terms of the Stock Purchase Agreement, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and in reliance on the recitals set forth above, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties to this Amendment hereby agree as follows:

Amendment.

The defined term “Base Purchase Price” as found in Section 1.1 of the Merger Agreement is hereby deleted in its entirety and replaced with the following new definition of “Base Purchase Price”:

“Base Purchase Price” shall mean $415,000,000.

Effectiveness of Waiver; Limited Effect; No Modifications. This Amendment will become effective as of the Effective Date. Without limiting the generality of Section 11.11 of the Merger Agreement, this Amendment shall be limited precisely as written and relates solely to the provisions of the definition of “Base Purchase Price” in the manner and to the extent described above, and, other than as expressly set forth herein, nothing in this Amendment shall be deemed to constitute a waiver or amendment by any party to the Merger Agreement of compliance with respect to any other term, provision, or condition of the Merger Agreement or any other instrument or agreement referred to therein.

Miscellaneous. The provisions set forth in Section 11.2 (Waiver), Section 11.3 (Notices), Section 11.4 (Assignment), Section 11.7 (Governing Law), Section 11.8 (Headings; Counterparts), Section 11.11 (Amendments) and Section 11.14 (Jurisdiction; Waiver of Jury Trial), and Section 11.15 (Enforcement) of the Merger Agreement are hereby incorporated into, and shall apply to, this Amendment, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

CHARDAN NEXTECH ACQUISITION 2 CORP.

Name:	Jonas Grossman
Title:	Chief Executive Officer

BRONCO MERGER SUB, INC.

Name:	Jonas Grossman
Title:	President

DRAGONFLY ENERGY CORP.

Name:	Denis Phares
Title:	Chief Executive Officer

[Amendment Signature Page]

Annex B

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DRAGONFLY ENERGY HOLDINGS CORP.

Pursuant to the provisions of § 242 and § 245 of the

General Corporation Law of the State of Delaware

Chardan NexTech Acquisition 2 Corp. (the “Corporation”), a corporation organized under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST:   The present name of the Corporation is Chardan NexTech Acquisition 2 Corp. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 23, 2020 under the name Chardan Global Acquisition 3 Corp. (the “Original Certificate”). The first certificate of amendment of the Original Certificate was filed with the Secretary of State of the State of Delaware on February 22, 2021. The amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on August 10, 2021.

SECOND:   The certificate of incorporation of the Corporation as heretofore in effect is hereby amended and restated in its entirety as set forth in this Third Amended and Restated Certificate of Incorporation hereinafter provided for (this “Certificate of Incorporation”).

THIRD:   This Certificate of Incorporation herein certified has been duly adopted by the Corporation in accordance with Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of the Corporation in accordance with the DGCL.

FOURTH:   This Certificate of Incorporation shall become effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

FIFTH:   This Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

ARTICLE I.

Name

The name of the Corporation is Dragonfly Energy Holdings Corp.

ARTICLE II.

Registered Office

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III.

Purpose and Powers

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL as the same exists or may hereafter be amended.

ARTICLE IV.

Capital Stock

(A)    Authorized Capital Stock.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is one hundred seventy-five million (175,000,000) shares of capital stock, consisting of (i) one hundred seventy million (170,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

(B)    Common Stock.

The voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Common Stock, in addition to those set forth elsewhere herein, are as follows:

(1)Voting Rights.  Each holder of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and to cast one vote for each outstanding share of Common Stock held by such holder on all matters on which stockholders are entitled to vote generally. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.
(2)Dividends and Distributions.  Subject to the prior rights of the holders of all series of Preferred Stock at the time outstanding having prior rights or preferences as to dividends or other distributions, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets or funds of the Corporation legally available therefor, such dividends and other distributions as may be declared from time to time by the Board of Directors and shall share equally on a per share basis in all such dividends and other distributions.
(3)Liquidation.  Subject to the prior rights of creditors of the Corporation, including without limitation the payment of expenses relating to any liquidation, dissolution or winding up of the Corporation, and the holders of all series of Preferred Stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation. A merger or consolidation of the Corporation with any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(C)    Preferred Stock.

The Board of Directors is hereby expressly authorized, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any series of Preferred Stock then outstanding), to provide for the issuance of all or any shares of the Preferred Stock in one or more series of Preferred Stock, and to fix for each such series the voting powers, if any, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, if any, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the DGCL.

ARTICLE V.

Board of Directors

(A)    Powers of the Board of Directors.

Except as otherwise provided by the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(B)    Number of Directors.

Subject to any rights of the holders of Preferred Stock to elect directors, the Board of Directors shall consist of one or more members, the exact number of which shall be fixed by, or in the manner provided in, the Corporation’s Amended and Restated Bylaws (as may be further amended, restated, modified or supplemented from time to time, the “Bylaws”).

(C)    Classification of the Board of Directors.

The directors of the Corporation (other than those directors elected by the holders of any series or class of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be and are divided into three (3) classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. The Board of Directors may assign members of the Board of Directors already in office upon the effectiveness of the filing of the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”) to such classes. Subject to the rights of holders of any series or class of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the Effective Time; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent directors. A director may resign at any time upon notice to the Corporation as provided in the Bylaws.

(D)    Removal of Directors.

Except for any Preferred Stock Director, any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

(E)    Vacancies.

Except as otherwise required by law and subject to the rights of any series of Preferred Stock then outstanding, any vacancy on the Board of Directors, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

(F)    Preferred Stock Directors.

During any period when the holders of any series of Preferred Stock have the right to elect Preferred Stock Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(G)    Powers and Authority.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Certificate of Incorporation.

ARTICLE VI.

Stockholder Action

(A)    Election of Directors.

Elections of directors need not be by written ballot except and to the extent provided in the Bylaws.

(B)    Advance Notice.

Advance notice of nominations for the election of directors or proposals or other business to be considered by stockholders, which are made by any stockholder of the Corporation, shall be given in the manner and to the extent provided in the Bylaws.

(C)    Stockholder Action by Written Consent.

Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of a meeting of stockholders. Subject to the special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by a resolution adopted by any three or more directors, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors. The ability of the stockholders to call a special meeting of the stockholders of the Corporation is hereby specifically denied.

Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

ARTICLE VII.

Limitation of Director Liability; Indemnification

(A)No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VII, because of amendments or modifications of the DGCL or otherwise, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to the effective date of such repeal or modification.
(B)To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section VII(B) or otherwise. The rights to indemnification and advancement of expenses conferred by this Section VII(B) shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ARTICLE VIII.

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the entire Board of Directors (assuming no vacancies on the Board of Directors). The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least sixty-six and two-thirds percent (662∕3%) of the total voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX.

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least sixty-six and two-thirds percent (662∕3%) of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal or to adopt any provision of this Certificate of Incorporation inconsistent with any provision of Article V, Article VI, Article VII, Article VIII, this Article IX, or Article X.

ARTICLE X.

Corporation Opportunity

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under the DGCL (including Section 122(17) thereof): (a) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and (b) waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE XI.

Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to this Article XI.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf this                day of                                       2022.

DRAGONFLY ENERGY HOLDINGS CORP.
By:
Name:
Title:	Chief Executive Officer

Annex C

AMENDED AND RESTATED BYLAWS

OF

DRAGONFLY ENERGY HOLDINGS CORP.

A Delaware Corporation

Effective [                 ], 2022

C-i

C-ii

AMENDED AND RESTATED BYLAWS

OF

DRAGONFLY ENERGY HOLDINGS CORP.

ARTICLE I

OFFICES

1.1Principal Executive Office.   The principal executive office of Dragonfly Energy Holdings Corp. (the “Corporation”) shall be at such place established by the board of directors of the Corporation (the “Board”) in its discretion. The Board shall have full power and authority to change the location of the principal executive office.

1.2Registered Office.   The registered office of the Corporation shall be as set forth in the Corporation’s Second Amended and Restated Certificate of Incorporation (as may be amended, restated, modified or supplemented from time to time, the “Certificate of Incorporation”).

1.3Other Offices.   The Corporation may also have offices at such other places, both within and outside of the State of Delaware, as the Board may from time to time determine.

ARTICLE II

STOCKHOLDERS’ MEETINGS

2.1Place of Meetings.   Meetings of stockholders of the Corporation shall be held at such place, if any, either within or outside of the State of Delaware, as shall be designated from time to time by the Board and specified in the notice of the meeting. In the absence of such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation.

2.2Annual Meetings.   The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board and stated in the Corporation’s notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders.

2.3Special Meetings.   Special meetings of the stockholders for any purpose or purposes may be called at any time by a resolution adopted by any three or more directors, and may not be called by any other person or persons. The Board acting pursuant to a resolution may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4Notice.   Whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, a written notice of the meeting shall be given by the Corporation to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Such notice shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting was called. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws (as may be further amended, restated, modified or supplemented from time to time, these “Bylaws”), notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to notice of and to vote at such meeting.

2.5Adjournments.   Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned from time to time for any reason by either the chairman of the meeting, by a resolution adopted by the majority of the Board or in accordance with Section 2.6. Notwithstanding the provisions in Section 2.4 hereof, notice need not be given of any such adjourned meeting if the time, place, if any, and date of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally called or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in conformity with Section 2.4. At such adjourned meeting, any business may be transacted that might have been transacted at the original meeting if such meeting had been held as originally called.

2.6Quorum.   Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either the chairman of the meeting or the stockholders entitled to vote thereon, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.5 hereof, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough stockholders to leave less than a quorum.

2.7Voting.

(a)Unless otherwise required by law or the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power on all matters submitted to a vote of stockholders of the Corporation.

(b)Unless otherwise required by law, the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any regulation applicable to the Corporation or its securities, (i) every matter brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter, voting as a single class, and (ii) directors shall be elected by vote of the holders of a plurality of the votes cast. Notwithstanding the foregoing, two (2) or more classes or series of stock shall only vote together as a single class if and to the extent the holders thereof are entitled to vote together as a single class at a meeting. Where a separate vote by class is required, the vote of the holders of a majority in total voting power of each class of Corporation’s outstanding capital stock represented at the meeting and entitled to vote on such matter and are voted for or against the matter shall be the act of such class, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. The Board, in its discretion, or the Chairman of the Board, or the presiding officer of a meeting of the stockholders, in such person’s discretion, may require that any votes cast (including election of directors) at such meeting shall be cast by written ballot.

2.8Participation at Stockholder Meetings by Remote Communications.   The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”) or any successor provision. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (a) participate in a meeting of stockholders, and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by remote communication, provided that (x) the Corporation may implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (y) the Corporation may implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.9Proxies.   Each stockholder entitled to vote at a meeting of stockholders has the right to do so either in person or by one (1) or more agents authorized by a proxy, which may be in the form of a telegram, cablegram or other means of electronic transmission, filed with the Secretary of the Corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering an instrument in writing stating that the proxy is revoked or by filing another proxy bearing a later date with the Secretary of the Corporation.

2.10No Stockholder Action by Written Consent.   Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and may not be taken by written consent of stockholders without a meeting.

2.11	Record Date.

(a)In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board may fix a record date for the determination of the stockholders entitled to notice of any meeting or adjournment thereof. The record date so fixed shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting.

(b)In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or to exercise rights in respect of any change, conversion or exchange of stock or in respect of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining the stockholders for any such purpose shall be at the close of business on the date on which the Board adopts the resolution relating thereto.

2.12Stockholders’ List.   A complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the officer having charge of the stock ledger. Such list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days before such meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.12 or to vote in person or by proxy at any meeting of stockholders.

2.13Conduct of Meetings.   The meetings of the stockholders shall be presided over by the Chairman of the Board, or if he or she is not present, by the Chief Executive Officer, or if neither the Chairman of the Board, nor the Chief Executive Officer is present, by a chairman elected by a resolution adopted by the majority of the Board. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

2.14Advance Notice of Stockholder Business and Director Nominations.

(a)Annual Meetings of Stockholders.

(1)Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.4 and Article VI hereof, (ii) by or at the direction of the Board or any duly authorized committee thereof, or (iii) by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in Section 2.14(a)(2) to the Secretary of the Corporation and at the time of the annual meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in Section 2.14(a)(2); clause (iii) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders. Except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a meeting of the stockholders, such stockholder’s right to nominate one (1) or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.

(2)Without qualification, for any nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (iii) of Section 2.14(a)(1), the stockholder must have given timely notice thereof, in proper written form as provided in Section 2.14(c), to the Secretary of the Corporation and any such proposed business (other than nominations of persons for the election to the Board) must constitute a proper matter for stockholder action under the DGCL. To be timely, such a stockholder’s notice shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary date of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the merger contemplated by that certain Merger Agreement, entered into by and among the Corporation, Dragonfly Energy Corp. and Bronco Merger Sub, Inc., dated as of [], 2022, as amended from time to time (the “Merger Agreement”) be deemed to have occurred on [] of such year); provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than seventy (70) days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting.

(b)Special Meetings of Stockholders.   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting delivered pursuant to Section 2.4 and Article VI hereof. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or any duly authorized committee thereof or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in this Section 2.14(b) to the Secretary of the Corporation and at the time of the special meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in this Section 2.14(b). In the event the Corporation calls a special meeting of stockholders for the purpose of electing one (1) or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice, in proper written form as set forth in Section 2.14(c), shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a special meeting of the stockholders, such stockholder’s right to nominate one (1) or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.

(c)Form of Notice.   To be in proper written form, such stockholder’s notice to the Secretary (whether pursuant to clauses (a)(2) or (b) of this Section 2.14) must set forth:

(1)as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (iii) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation;

(2)as to any other business (other than the nomination of persons for election as directors) that the stockholder desires to bring before the meeting, (i) a brief description of the business proposed to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) the reasons why the stockholder favors the proposal, (iv) the reasons for conducting such business at the meeting, and (v) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(3)as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of the Corporation’s capital stock that are, directly or indirectly, owned beneficially and of record by such stockholder and by such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation, forwards, futures, swaps, or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owner, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such stockholder or such beneficial owner with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (viii) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

The foregoing notice requirements of this Section 2.14(c) shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

If requested by the Corporation, the information required under clauses (c)(3)(ii), (iii) and (iv) of this Section 2.14 shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

(d)General.

(1)The Corporation may require any proposed nominee for election or re-election as a director to furnish such other information, in addition to the information set forth in the stockholder’s notice delivered pursuant to this Section 2.14, as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the Corporation.

(2)Except as otherwise expressly provided in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.14 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors, and only such business as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.14 shall be conducted at a meeting of stockholders. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to (i) determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.14 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.14(c)(3)(vi), and, (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 2.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if the stockholder who has delivered a notice pursuant to this Section 2.14 (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. To be considered a “qualified representative” of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or by telegram, cablegram or other means of electronic transmission that is deemed valid in accordance with Section 2.9 hereof delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such writing or telegram, cablegram or electronic transmission, or a reliable reproduction of the writing or telegram, cablegram or electronic transmission, at the meeting of stockholders.

(3)For purposes of this Section 2.14, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(4)Notwithstanding the foregoing provisions of this Section 2.14, stockholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.14; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to clause (a)(1)(iii) or (b) of this Section 2.14. Nothing in this Section 2.14 shall be deemed to affect any rights (x) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or (y) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(e)Submission of Questionnaire, Representation and Agreement.   To be eligible to be a nominee for election or re-election as a director of the Corporation nominated by a stockholder pursuant to Section 2.14(a)(1)(iii), the candidate for nomination must deliver (in accordance with the time periods prescribed for delivery of notice under clauses (a)(2) or (b) of this Section 2.14, as applicable) to the Secretary at the principal executive office of the Corporation (1) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and (2) a written representation and agreement (in the form provided by the Secretary upon written request) that such person (1) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question in his or her capacity as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed therein and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

ARTICLE III

DIRECTORS

3.1Powers and Duties.   Subject to the provisions of the DGCL and to any limitations in the Certificate of Incorporation relating to action required to be approved by the stockholders, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction and control of the Board. The Board may delegate the management of the day-to-day operation of the business of the Corporation, provided that the business and affairs of the Corporation shall remain under the ultimate direction and control of the Board.

3.2Number and Qualifications.   The Board shall consist of one (1) or more members, the exact number of which shall be fixed from time to time by resolution of the Board. Unless otherwise required by law or by the Certificate of Incorporation, directors need not be stockholders of the Corporation or residents of the State of Delaware. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3Classified Board of Directors.   The Board shall be divided into classes, with each such class serving for a term, as set forth in the Certificate of Incorporation.

3.4Resignations and Removals of Directors.   Any director of the Corporation may resign from the Board or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one and if there is no such chairman, to the Chairman of the Board. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein) or, if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by law or the Certificate of Incorporation and except for any director elected by the holders of any series or class of preferred stock provided for or fixed pursuant to the provisions of Article V of the Certificate of Incorporation, any director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (662∕3%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote in the election of directors, voting together as a single class. Unless otherwise provided by the charter of the committee, any director serving on a committee of the Board may be removed from such committee at any time by the Board.

3.5Vacancies.   Except as otherwise required by law or the Certificate of Incorporation, any vacancy on the Board, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

3.6Regular Meetings.   Regular meetings of the Board shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

3.7Special Meetings.   Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, if any, the President or any two (2) directors then in office. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five (5) days before the day on which such meeting is to be held, or shall be sent to such director at such place by facsimile, electronic mail or other electronic transmissions, or be delivered personally or by telephone, in each case at least twenty-four (24) hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8Organization.   Meetings of the Board shall be presided over by the Chairman of the Board, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, if any, if such person is a member of the Board, or in the absence of any such person, by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

3.9Quorum.   Except as otherwise required by law, these Bylaws or the Certificate of Incorporation, at all meetings of the Board or any committee thereof, a majority of the entire Board or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board or such committee, as applicable. If a quorum shall not be present at any meeting of the Board or any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

3.10Action of the Board by Written Consent.   Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or such committee.

3.11Expense Reimbursement and Compensation.   Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board. This Section 3.11 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.12Chairman and Vice Chairman of the Board.   The Corporation shall have a Chairman of the Board and, at the Board’s discretion, a Vice Chairman of the Board. Any such Chairman of the Board or Vice Chairman of the Board may be an officer of this Corporation as determined by the Board pursuant to Section 4.1. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board or as may be prescribed by these Bylaws.

3.13Committees.

(a)The Board may, by resolution, designate from among its members one (1) or more committees, each such committee to consist of one (1) or more of the directors of the Corporation, the exact number of which shall be fixed from time to time by resolution of the Board. The Board may designate one (1) or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board shall keep minutes of their meetings and shall report their proceedings to the Board when requested or required by the Board.

(b)Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper.

3.14Telephonic Meetings.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

ARTICLE IV

OFFICERS

4.1General.   The officers of the Corporation shall be chosen by the Board and shall include a President, a Chief Executive Officer, and a Secretary. The Board, in its discretion, may also appoint such additional officers as the Board may deem necessary or desirable, including a Chief Financial Officer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Secretaries, a Treasurer and one (1) or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may delegate to any officer of this Corporation or any committee of the Board the power to appoint, remove and prescribe the term and duties of any officer provided for in this Section 4.1. Any number of offices may be held by the same person, unless otherwise provided by the Certificate of Incorporation or these Bylaws.

4.2Appointment and Term.   Each officer shall serve at the pleasure of the Board and shall hold office until such officer’s successor has been appointed, or until such officer’s earlier death, resignation or removal. Any officer may be removed, either with or without cause, by the Board or by any officer upon whom such power of removal may be conferred by the Board.

4.3Resignations.   An officer may resign from his or her position at any time, by giving notice in writing or electronic transmission to the Corporation. Such resignation shall be without prejudice to any rights, if any, the Corporation may have under any contract to which the officer is a party. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein), or, if no time is specified, immediately; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4Vacancies.   A vacancy in any office because of death, resignation, removal, disqualification or otherwise shall be filled by the Board in the manner prescribed in these Bylaws for election or appointment to such office.

4.5Compensation.   The Board shall fix, or may appoint a committee to fix, the compensation of all officers of the Corporation appointed by the Board. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may authorize any officer upon whom the power to appoint officers may have been conferred pursuant to Section 4.1 to fix the compensation of such officers.

4.6Authority and Duties of Officers.   All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V

STOCK

5.1Certificates.   The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two (2) authorized officers, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issuance.

5.2Transfers.   Shares of stock of the Corporation shall be transferable upon the Corporation’s books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law). Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so. The Board shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

5.3Lost, Stolen, or Destroyed Certificates.   The Board may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board may, in its discretion, require the owner of such lost, stolen or destroyed certificate to give the Corporation a bond (or other adequate security) in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares. The Board may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

5.4Record Owners.   The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE VI

NOTICES

6.1Notices.

(a)Whenever notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the books of the Corporation or given by the stockholder for such purpose, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice may also be given personally or by facsimile, electronic mail or other means of electronic transmission in accordance with applicable law. Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given.

(b)Notice to a stockholder given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(c)Any notice to stockholders given by the Corporation may be given by a single written notice to stockholders who share an address if consented to by the stockholders at such address to whom such notice is given. Any such consent shall be revocable by the stockholders by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice as set forth in this Section 6.1(c) shall be deemed to have consented to receiving such single written notice.

6.2Waivers of Notice.   Whenever any notice is required by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver thereof given by electronic transmission by the person or persons entitled to notice, in each case, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these Bylaws.

ARTICLE VII

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1Definitions.   For purposes of this Article VII, the following terms shall have the meanings set forth below:

(a)“Action” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b)“Indemnified Party” means any person who is or was a party or is threatened to be made a party to any Action by reason of the fact that such person is or was a director or officer of the Corporation (which shall include actions taken in connection with or relating to the incorporation of the Corporation) or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including any employee benefit plan of the Corporation.

7.2Indemnification.   The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Indemnified Party against any and all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Party. Notwithstanding the preceding sentence, except as provided in Section 7.5, the Corporation shall be required to indemnify an Indemnified Party in connection with an Action (or part thereof) commenced by such Indemnified Party only if the commencement of such Action (or part thereof) by the Indemnified Party was authorized in the specific case by the Board of the Corporation.

7.3Determination.   Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of Indemnified Party is proper in the circumstances because such Indemnified Party has met the applicable standard of conduct required by applicable law, as the case may be. Such determination shall be made, with respect to an Indemnified Party who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such Action, even though less than a quorum, (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders. Such determination shall be made, with respect to former directors or officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former Indemnified Party of the Corporation has been successful on the merits or otherwise in defense of any Action or in defense of any claim, issue or matter therein, such Indemnified Party shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnified Party in connection therewith, without the necessity of authorization in the specific case.

7.4Expenses Payable in Advance.   Expenses, including without limitation attorneys’ fees, incurred by an Indemnified Party in defending any Action shall be paid by the Corporation in advance of the final disposition of such Action upon receipt of an undertaking by or on behalf of such Indemnified Person (if required by law) to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Corporation as authorized in this Article VII.

7.5Claim.   If a claim for indemnification under this Article VII (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Indemnified Party, or if a claim for any advancement of expenses under this Article VII is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Indemnified Party shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Indemnified Party shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Indemnified Party is not entitled to the requested indemnification or advancement of expenses under applicable law.

7.6Other Indemnification or Advancement.   The rights to indemnification and advancement of expenses provided by this Article VII shall not be construed to be exclusive of or limit any other rights to which any Indemnified Party or other person may be entitled under the Certificate of Incorporation or any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise, both as to action in such Indemnified Party’s official capacity and as to action in another capacity while holding office.

7.7Insurance.   The Corporation may purchase and maintain insurance in the amounts the Board deems appropriate or advisable on behalf of any Indemnified Party against any liability asserted against such Indemnified Party and incurred by such Indemnified Party in such Indemnified Party’s capacity, or arising out of such Indemnified Party’s status, as an Indemnified Party, whether or not the Corporation would have the power to indemnify such Indemnified Party against such liability under applicable provisions of law.

ARTICLE VIII

GENERAL PROVISIONS

8.1Fiscal Year.   The fiscal year of the Corporation shall be fixed by resolution of the Board.

8.2Corporate Seal.   The Corporation may adopt and may subsequently alter the corporate seal and it may use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.3Maintenance and Inspection of Records.   The Corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

8.4Reliance Upon Books, Reports and Records.   Each director and each member of any committee designated by the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation

8.5Dividends.   Subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, dividends on the capital stock of the Corporation may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 3.11 hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve. In the event that the Board declares a dividend on the capital stock of the Corporation pursuant to this Section 8.5, the Board may fix a record date in order that the Corporation may determine the stockholders entitled to receive payment of any dividend, which record date shall be fixed in accordance with Section 2.11(b).

8.6Emergency Bylaws.   In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or any successor provision, or other similar emergency condition, as a result of which a quorum of the Board or a standing committee of the

Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one (1) or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

8.7Certificate of Incorporation Governs.   In the event of any conflict between the provisions of the Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.8Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

8.9Actions with Respect to Securities of Other Entities.   All stock and other securities of other entities owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted (including by written consent), and all proxies with respect thereto shall be executed, by the person or persons authorized to do so by resolution of the Board or, in the absence of such authorization, by the President, Chief Executive Officer, Secretary or such other officer of the Corporation designated by the Board.

ARTICLE IX

LOCK-UP

9.1Subject to Section 2 of this Article IX, the holders (the “Lock-up Holders”) of common stock of the Corporation issued (a) as consideration pursuant to the merger of Bronco Merger Sub, Inc., a Delaware corporation, with and into Dragonfly Energy Corp., a Nevada corporation (the “Merger”) or (b) to directors, officers and employees of the Corporation upon the settlement or exercise of stock options or other equity awards outstanding as of immediately following the closing of the Merger in respect of awards of Dragonfly Energy Corp. outstanding immediately prior to the closing of the Merger (excluding, for the avoidance of doubt, the Acquiror Warrants (as defined in the Merger Agreement)) (the “Dragonfly Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”).

9.2Notwithstanding the provisions set forth in Section 9.1, the Lock-up Holders or their respective Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Corporation’s officers or directors, (ii) any affiliates or family members of the Corporation’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Holder, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) the other Lock-up Holders or any direct or indirect partners, members or equity holders of the Lock-up Holders, any affiliates of the Lock-up Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) to the partners, members or equity holders of such Lock-up Holder by virtue of the Lock-up Holder’s organizational documents, as amended, upon dissolution of the Lock-up Holder; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (g) to the Corporation; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the closing date of the Merger.

9.3Notwithstanding the other provisions set forth in this Article IX or these Bylaws (including Article X), the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth in this Article; provided, that, any such waiver, amendment or repeal of any Lock-up obligations set forth herein shall require, in addition to any other vote of the members of the Board of Directors required to take such action pursuant to these bylaws or applicable law, the affirmative vote of at least one of the directors of the Corporation that has been designated pursuant to Section 7.6(a)(i) of the Merger Agreement, or if no such person is then serving as a director of the Corporation, one of their respective successors.

9.4For purposes of this Article IX:

(a)the term “Lock-up Period” means the period beginning on the closing date of the Merger and ending on the date that is 180 days after the closing date of the Merger;

(b)the term “Lock-up Shares” means the shares of common stock held by the Lock-up Holders immediately following the closing of the Merger (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Merger) and the Dragonfly Equity Awards Shares; provided, that, for clarity, shares of common stock issued in connection with the PIPE Investment (as defined in the Merger Agreement) shall not constitute Lock-up Shares;

(c)the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 9.2; and

(d)the term “Transfer” means the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (i) or (i) of this subparagraph.

9.5The provisions of this Article IX shall continue in effect during the Lock-Up Period, and shall thereafter terminate and be of no further force or effect.

ARTICLE X

AMENDMENTS

10.1Amendments.   These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.

* * *

Annex D

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of May 15, 2022 (the “Effective Date”), is made and entered into by and among Dragonfly Energy Holdings Corp., a Delaware corporation (f/k/a Chardan NexTech Acquisition 2 Corp.) (the “Company”), and each of the stockholders set forth on the signature pages hereto (each, a “Stockholder” collectively, the “Stockholders”).

WHEREAS, on the Effective Date, certain Stockholders identified as the “Initial Stockholders” on Exhibit A hereto (the “Initial Stockholders”) collectively hold 3,162,500 shares of Common Stock (the “Initial Shares”) and warrants exercisable for 4,627,858 shares of Common Stock (the “Initial Warrants”), which were issued to the Initial Stockholders prior to the consummation of the Company’s initial public offering;

WHEREAS, the Company and the Initial Stockholders are party to that certain Registration Rights Agreement, dated August 10, 2021 (the “Original RRA”);

WHEREAS, on the Effective Date, certain of the Stockholders identified as the “Dragonfly Stockholders” on Exhibit A hereto (the “Dragonfly Stockholders”) have acquired an aggregate of [●] shares of Common Stock (together with any shares of Common Stock that may be issued to the Dragonfly Stockholders as Earnout Shares (as defined in the Merger Agreement) in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 15, 2022, by and among the Company, Bronco Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and Dragonfly Energy Corp., a Nevada corporation (the “Acquired Company”), pursuant to which Merger Sub merged with and into the Acquired Company (the “Merger”), with the Acquired Company surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, on the date hereof, the Sponsor (as defined below) purchased an aggregate of 500,000 shares of Common Stock less the Open Market Share Credit (as defined in the Subscription Agreement) (the “PIPE Shares”) in a transaction exempt from registration under the Securities Act pursuant to the Subscription Agreement dated as of May 15, 2022, entered into by and between the Company and the Sponsor (the “Subscription Agreement”); and

WHEREAS, in connection with the Closing, the Company and the Initial Stockholders desire to amend and restate the Original RRA in its entirety as set forth herein, and the Stockholders and the Company desire to enter into this Agreement to provide the Stockholders with certain rights relating to the registration of such securities from time to time after the Effective Date.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	CERTAIN DEFINITIONS. As used in this Agreement, the following capitalized terms used herein shall have the following meanings:

“1933 Act”means the Securities Act of 1933, as amended.

“1934 Act”means the Securities and Exchange Act of 1934, as amended.

“Acquired Company” has the meaning set forth in the Recitals.

“Agreement”has the meaning set forth in the Preamble.

“Allowed Delay” has the meaning set forth in Section 2(c)(iii).

“Availability Date” has the meaning set forth in Section 3(n).

“Block Trade” means an offering and/or sale of Registrable Securities by any Stockholder on a block trade or underwritten basis (whether firm commitment or otherwise) not involving a “roadshow,” including, without limitation, a same day trade, overnight trade or similar transaction.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

“Closing” shall have the meaning given in the Merger Agreement.

“Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Company”has the meaning set forth in the Preamble.

“Cut Back Shares” has the meaning set forth in Section 2(d).

“Demand”has the meaning set forth in Section 2(e)(i).

“Demanding Stockholders” has the meaning set forth in Section 2(e)(i).

“Dragonfly Stockholders” has the meaning set forth in the Recitals.

“Earnout Shares” has the meaning set forth in the Merger Agreement.

“Effective Date” has the meaning set forth in the Preamble.

“Effectiveness Period” has the meaning set forth in Section 3(a).

“Filing Deadline” has the meaning set forth in Section 2(a)(i).

“Indemnified Party” has the meaning set forth in Section 5(c).

“Indemnifying Party” has the meaning set forth in Section 5(c).

“Initial Registration Statement” has the meaning set forth in Section 2(a)(i).

“Initial Shares” has the meaning set forth in the Recitals.

“Initial Stockholders” has the meaning set forth in the Recitals.

“Initial Warrants” has the meaning set forth in the Recitals.

“Lock-up” shall have the meaning given in Section 6.

“Lock-up Parties” shall mean the Dragonfly Stockholders and their Permitted Transferees.

“Lock-up Period” shall mean the period beginning on the Closing Date and ending on the date that is six (6) months after the Closing Date.

“Lock-up Shares” shall mean (a) the shares of Common Stock and any other equity securities convertible into or exercisable or exchangeable for shares of Common Stock held by the Dragonfly Stockholders immediately following the Closing (other than shares of Common Stock acquired in the public market) and (b) any Earnout Shares issued within six (6) months of the Closing Date and the shares of Common Stock issued with respect to or in exchange for such Earnout Shares (if applicable).

“Losses”has the meaning set forth in Section 5(a).

“Maximum Number of Shares” has the meaning set forth in Section 2(e)(ii).

“Merger”has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger Sub”has the meaning set forth in the Recitals.

“Minimum Takedown Threshold” has the meaning set forth in Section 2(e)(i).

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” has the meaning set forth in the Recitals.

“Other Coordinated Offering” has the meaning set forth in Section 2(f)(i).

“Permitted Transferees” means (a) with respect to the Dragonfly Stockholders and their respective Permitted Transferees, (i) prior to the expiration of the Lock-up Period, any person or entity to whom such Stockholder is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period pursuant to Section 6(b) and (ii) after the expiration of the Lock-up Period, any person or entity to whom such Stockholder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Stockholder and/or their respective Permitted Transferees and the Company and any transferee thereafter; and (b) with respect to all other Stockholders and their respective Permitted Transferees, any person or entity to whom a Stockholder is permitted to transfer its Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities, subject to and in accordance with any applicable agreement between such Stockholder and/or their respective Permitted Transferees and the Company and any transferee thereafter.

“Piggy-Back Registration” has the meaning set forth in Section 2(f)(i).

“PIPE Shares” has the meaning set forth in the Recitals.

“Prospectus”means (i) the prospectus included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus, and (ii) when available to be used, any “free writing prospectus” as defined in Rule 405 under the 1933 Act.

“Register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registrable Securities” means (a) any outstanding shares of Common Stock and any other equity security (including the Initial Warrants and any other warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Stockholder immediately following the Closing (including any securities distributable pursuant to the Merger Agreement and any PIPE Shares); (b) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company acquired by a Stockholder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; (c) any shares of Common Stock and any other equity security received as Earnout Shares; and (d) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided that, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Stockholder; (ii) such securities shall have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction in compliance with Rule 144 following the Closing Date; or (v) with respect to a Stockholder, when all such securities held by such Stockholder could be sold without restriction on volume or manner of sale in any three-month period without registration under Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC).

“Registration Statement” means any registration statement filed by the Company under the 1933 Act and the rules and regulations promulgated thereunder that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments and supplements to such Registration Statement, including post-effective amendments, and all exhibits to and all material incorporated by reference in such Registration Statement.

“Requesting Stockholder” means Stockholders requesting piggy back rights pursuant to this Agreement with respect to an Underwritten Offering or Underwritten Shelf Takedown.

“Required Stockholders” means the Stockholders holding a majority of the Registrable Securities outstanding from time to time.

“Restriction Termination Date” has the meaning set forth in Section 2(d).

“Rule 144”means Rule 144 promulgated by the SEC pursuant to the 1933 Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Rule 415”has the meaning set forth in Section 2(a)(i).

“SEC”means the U.S. Securities and Exchange Commission.

“SEC Restrictions” has the meaning set forth in Section 2(d).

“Selling Stockholder” means any Stockholder electing to sell any of its Registrable Securities in a Registration.

“Selling Stockholder Questionnaire” means such form of questionnaire as may reasonably be adopted by the Company from time to time.

“Sponsor” means Chardan NexTech Investments 2 LLC prior to its dissolution and, after the dissolution of Chardan NexTech Investments 2 LLC, the members of Chardan NexTech Investments 2 LLC.

“Sponsor Managers” shall mean (i) prior to the dissolution of the Sponsor, the managers of the Sponsor and (ii) after the dissolution of the Sponsor, the managers of the Sponsor immediately prior to such dissolution.

“Sponsor Member” shall mean a member of Sponsor who becomes party to this Agreement as a Permitted Transferee of Sponsor.

“Stockholder” has the meaning set forth in the Preamble.

“Stockholder Indemnified Party” has the meaning set forth in Section 5(a).

“Subscription Agreement” has the meaning set forth in the Recitals.

“Subsequent Registration Statement” means a new registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415.

“Trading Day” means a day on which the Common Stock is listed or quoted and traded on the Nasdaq Capital Market.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” has the meaning set forth in Section 2(e)(i).

“Underwritten Shelf Takedown” has the meaning set forth in Section 2(e)(i).

“Withdrawal Notice” has the meaning set forth in Section 2(e)(iii).

2.	REGISTRATION RIGHTS.
(a)Registration Statements.
(i)As soon as practicable following the Effective Date but no later than thirty (30) calendar days after the Effective Date (the “Filing Deadline”), the Company shall submit to or file with the SEC a Registration Statement registering the resale of all of the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 promulgated under the 1933 Act (“Rule 415”) or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities (the “Initial Registration Statement”). The Initial Registration Statement shall be on Form S-1; provided, however, that no Stockholder shall be named as an Underwriter in such Registration Statement without the Stockholder’s prior written consent. The Company shall use commercially reasonable efforts to convert or replace the Initial Registration Statement with a Registration Statement on Form S-3 promptly following confirmation that the Company has become eligible to use Form S-3 to register the Registrable Securities.
(ii)Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional shares of Common Stock resulting from stock splits, stock combinations, stock dividends or similar transactions with respect to the Registrable Securities. Such Registration Statement (and each amendment or supplement thereto, and each request for acceleration of effectiveness thereof) shall be provided in accordance with Section 3(c) to the Stockholders prior to its filing or other submission.

(iii)If the Initial Registration Statement ceases to be effective under the 1933 Act for any reason at any time while Registrable Securities are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable to cause such Initial Registration Statement to again become effective under the 1933 Act or file a Subsequent Registration Statement registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing) pursuant to any method or combination of methods legally available to the Company. Any Subsequent Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the 1933 Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the 1933 Act) at the most recent applicable eligibility determination date, and shall be on Form S-3 to the extent that the Company is eligible to use such form.

(b)Expenses.   Except as otherwise set forth herein, the Company will pay all expenses associated with each Registration Statement, including filing and printing fees, the fees and expenses of the Company’s counsel and accounting fees and expenses, costs associated with clearing the Registrable Securities for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of Underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the Registrable Securities being sold.

(c)Effectiveness.

(i)The Company shall use commercially reasonable efforts to have each Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the Registration Statement and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company shall notify the Stockholders as promptly as practicable after the Registration Statement is declared effective and shall simultaneously or prior thereto file with the SEC pursuant to Rule 424(b) promulgated under the 1933 Act, and provide the Stockholders with copies of, any related Prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

(ii)The Company shall maintain the Initial Registration Statement and any Subsequent Registration Statement in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep the Initial Registration Statement and any Subsequent Registration Statement continuously effective, available for use to permit the Stockholders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the 1933 Act until such time as there are no longer any Registrable Securities.

(iii)In the event that any Stockholder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Stockholder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Registration Statement and causing the same to become effective as soon as reasonably practicable after such filing and such Subsequent Registration Statement shall be subject to the terms hereof.

(iv)For not more than ninety (90) consecutive days or for a total of not more than one-hundred twenty (120) days, in each case, in any twelve (12) month period, the Company may suspend the filing, initial effectiveness or continued use of any Registration Statement in respect of any Registration contemplated by this Section 2 in the event that the Company determines in good faith that such suspension is necessary to (A) delay the disclosure of material non-public information concerning the Company, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company; (B) amend or supplement the affected Registration Statement or the related Prospectus so that such Registration Statement or Prospectus shall not include any Misstatement; or (C) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control (each, an “Allowed Delay”); provided that the Company shall promptly (1) notify each Stockholder in writing of the commencement of an Allowed Delay, but shall not (without the prior written consent of a Stockholder) disclose to such Stockholder any material non-public information giving rise to an Allowed Delay, (2) advise the Stockholders in writing to cease all sales under such Registration Statement until the end of the Allowed Delay (but not, for the avoidance of doubt, any sale pursuant to Rule 144 or other applicable exemption under the 1933 Act) and (3) use commercially reasonable efforts to terminate an Allowed Delay as promptly as reasonably practicable.

(d)Rule 415; Cutback.   If at any time the SEC takes the position that the offering of some or all of the Registrable Securities in a Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 or requires any Stockholder to be named as an Underwriter, the Company shall use commercially reasonable efforts to persuade the SEC that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Stockholders is an Underwriter. The Stockholders shall have the right to select one legal counsel to review any registration or matters pursuant to this Section 2(d). In the event that, despite the Company’s commercially reasonable efforts and compliance with the terms of this Section 2(d), the SEC refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the SEC may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Stockholder as an Underwriter in such Registration Statement without the prior written consent of such Stockholder. Any cut-back imposed on the Stockholders pursuant to this Section 2(d) shall be allocated among the Stockholders on a pro rata basis and shall be applied first to any of the Registrable Securities of such Stockholder as such Stockholder shall designate, unless the SEC Restrictions otherwise require or provide or the Required Stockholders and Sponsor otherwise agree. From and after the first date on which the Company is able to effect the registration of such Cut Back Shares (such date, the “Restriction Termination Date”), all of the provisions of this Section 2 (including the Company’s obligations with respect to the submission or filing of a Registration Statement and its obligations to use commercially reasonable efforts to have such Registration Statement declared effective within the time periods set forth herein) shall again be applicable to such Cut Back Shares; provided, however, that (i) the Filing Deadline for such Registration Statement including such Cut Back Shares shall be ten (10) Business Days after the Restriction Termination Date, and (ii) the date by which the Company is required to obtain effectiveness with respect to such Cut Back Shares under Section 2(c) shall be the earlier of (i) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the Registration

Statement and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review.

(e)Underwritten Offerings.

(i)Requests for Underwritten Shelf Takedowns.   Subject to the provisions of: (A) Section 6(a), with respect to any Lock-up Party and (B) any existing lock-up arrangement then in effect, with respect to any other Stockholder, at any time and from time to time when an effective Registration Statement is on file with the SEC, a Stockholder may make a written demand (a “Demand”, and such Stockholder, a “Demanding Stockholder”) to sell all or any portion of its Registrable Securities in a firm commitment underwritten offering (an “Underwritten Offering”) that is registered pursuant to the applicable Registration Statement (each, an “Underwritten Shelf Takedown”), to be effected by the Company as soon as reasonably practicable; provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such Underwritten Shelf Takedown shall include Registrable Securities proposed to be sold by the Demanding Stockholders, either individually or together with other Demanding Stockholders, with a total offering price reasonably expected to exceed, in the aggregate, $25 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range of such Underwritten Shelf Takedown. A majority-in-interest of the Stockholders initiating the Demand and the Company shall have the right to jointly select the Underwriters for such Underwritten Shelf Takedown (which shall consist of one or more reputable nationally recognized investment banks). The Sponsor and the Dragonfly Stockholders may each demand not more than one (1) Underwritten Shelf Take-Down in any twelve (12) month period, for an aggregate of not more than two (2) Underwritten Shelf Take-Downs in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Shelf Takedown pursuant to any then effective Registration Statement, including a Form S-1 or a Form S-3, that is then available for such Underwritten Shelf Takedown.

(ii)Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters for a Demand, in good faith, advises the Company, the Demanding Stockholders and the Requesting Stockholders (if any) that the dollar amount or number of shares of Registrable Securities which the Demanding Stockholders and Requesting Stockholders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities which the Company desires to sell and the shares of Common Stock or other equity securities, if any, as to which Underwritten Offering has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of securities, as applicable, the “Maximum Number of Shares”), then the Company shall include in such Underwritten Offering the following securities in the following order of priority: (i) the Registrable Securities as to which an Underwritten Shelf Takedown has been requested by the Demanding Stockholders on a pro rata basis that can be sold without exceeding the Maximum Number of Shares; (ii) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Registrable Securities as to which an Underwritten Shelf Takedown has been requested by the Requesting Stockholders (if any) on a pro rata basis that can be sold without exceeding the Maximum Number of Shares; (iii) any shares of Common Stock or other equity securities proposed to be sold by Company, which can be sold without exceeding the Maximum Number of Shares;  and (iv) to the extent that the Maximum Number of Shares have not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to Register pursuant to separate written contractual arrangements of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Shares.

(iii)Withdrawal.   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Stockholders initiating the Underwritten Shelf Takedown shall have the right to withdraw from such offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw; provided that the Sponsor or the Dragonfly Stockholders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor or the Dragonfly Stockholders, as applicable (including their Permitted Transferees). If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Stockholder for purposes of Section 2(e)(i), unless such Demanding Stockholder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Stockholder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Stockholder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor or such Dragonfly Stockholders, as applicable, elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor or such Dragonfly Stockholders, as applicable, for purposes of Section 2(e)(i). Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Stockholders that had elected to participate in such Underwritten Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Shelf Takedown prior to its withdrawal under this Section 2(e)(iii), other than if a Demanding Stockholder elects to pay the Registration Expenses with respect to an Underwritten Shelf Takedown pursuant to clause (ii) of the second sentence of this Section 2(e)(iii).

(f)Piggy-Back Registration.

(i)Piggy-Back Rights.   If at any time, the Company proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the 1933 Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (including, without limitation, pursuant to Section 2(e)), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering solely of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) for a Block Trade, (vi) for an Other Coordinated Offering or (vii) that is the Equity Facility Form S-1 (as defined in the Merger Agreement), then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Shelf Takedown, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to Register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). Subject to Section 2(f)(ii), the Company shall, in good faith, cause such Registrable Securities to be included in such Piggy-Back Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggy-Back Registration to permit the Registrable Securities requested by the holders pursuant to this Section 2(f)(i) to be included therein on the same terms and conditions as any similar securities included in such registered offering of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Underwritten Offering.

(ii)Reduction of Piggy-Back Registration.   If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggy-Back Registration advises the Company and the Holders of Registrable Securities participating in the Piggy-Back Registration that the dollar amount or number of shares of Common Stock or other equity securities which the Company desires to sell, taken together with shares of Common Stock or other equity securities, if any, as to which such Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, the Registrable Securities as to which such Underwritten Offering has been requested under this Section 2(f), and the shares of Common Stock or other equity securities, if any, as to which such Underwritten Offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Shares, then the Company shall include in any such Registration or registered offering:

(1)If the Registration is undertaken for the Company’s account: (A) the shares of Common Stock or other securities that the Company desires to sell for its own account that can be sold without exceeding the Maximum Number of Shares; (B) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities, as to which Registration has been requested pursuant to the applicable written contractual Piggy-Back Registration rights of the Stockholders pursuant to Section 2(f)(i), on a pro rata basis, that can be sold without exceeding the Maximum Number of Shares; and (C) to the extent that the Maximum

Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to Register pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Shares;

(2)If the Registration or registered offering is a “demand” registration undertaken at the demand of persons or entities other than the Holders of Registrable Securities, (A) the shares of Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities, as to which Registration has been requested pursuant to the applicable written contractual Piggy-Back Registration rights of Holders under Section 2(f)(i), on a pro rata basis, that can be sold without exceeding the Maximum Number of Shares; (C) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other securities that the Company desires to sell for its own account that can be sold without exceeding the Maximum Number of Shares; and (D) to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to Register pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, that can be sold without exceeding the Maximum Number of Shares; and

(3)If the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by a Stockholder pursuant to Section 2(e)(i) hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2(e)(ii).

(iii)Unlimited Piggy-Back Registration Rights. For purposes of clarity, any Registration effected pursuant to this Section 2(f) shall not be counted as a Registration pursuant to a Demand effected under Section 2(e) hereof.

(iv)Piggyback Registration Withdrawal.   Any Holder of Registrable Securities (other than a Demanding Stockholder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2(e)(iii)) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to an Underwritten Shelf Takedown, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction upon no less than three (3) days’ notice to the Company. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the SEC in connection with a Piggyback Registration (which, in no circumstance, shall include the Initial Registration Statement or any Subsequent Registration Statement) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2(e)(iii)), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2(f)(iv).

(g)Block Trades; Other Coordinated Offerings.

(i)Subject to Section 2(c)(iv), at any time and from time to time when an effective Registration Statement is on file with the SEC, if a Stockholder wishes to engage in (a) a Block Trade or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $20 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Stockholder, then such Stockholder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least two (2) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Stockholders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

(ii)Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Stockholders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2(g)(ii).

(iii)Notwithstanding anything to the contrary in this Agreement, Section 2(f) shall not apply to a Block Trade or Other Coordinated Offering initiated by a Stockholder pursuant to this Agreement.

(iv)The Stockholder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks), subject to the approval of the Company (which shall not be unreasonably withheld).

(v)For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2(g)(v) shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2(e)(i) hereof, provided that no more than two Block Trades may be demanded in any twelve-month period.

(h)Statutory Underwriter.

(i)In no event shall any Stockholder be identified as an underwriter in any Registration Statement; provided, that if the SEC requires that a Stockholder be identified as a statutory underwriter in a Registration Statement, the Stockholder will have the option, in its sole and absolute discretion, to either (i) withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale such Stockholder’s Registrable Securities at a later date or (ii) be included as such in the Registration Statement. In the event that a Stockholder elects to include its Registrable Securities on a Registration Statement in accordance with the foregoing clause (ii), the Company shall provide such Stockholder with a draft of such Registration Statement (and any amendments or supplements thereto) as soon as reasonably practicable, and any disclosures contained therein relating to such Stockholder shall be subject to the approval of such Stockholder (which approval shall not be unreasonably withheld or delayed).

3.COMPANY OBLIGATIONS.

In connection with any Registration Statement, Underwritten Offering and/or Underwritten Shelf Takedown, the Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the terms hereof and the intended plan of distribution, and pursuant thereto the Company will, as expeditiously as possible:

(a)use commercially reasonable efforts to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate upon the date on which all Registrable Securities covered by such Registration Statement cease to be Registrable Securities (the “Effectiveness Period”) and advise the Stockholders promptly in writing when the Effectiveness Period has expired;

(b)prepare and file with the SEC such amendments and post-effective amendments to such Registration Statement and the related Prospectus as may be necessary to keep such Registration Statement effective for the Effectiveness Period and to comply with the provisions of the 1933 Act and the 1934 Act with respect to the distribution of all of the Registrable Securities covered thereby;

(c)provide copies to and permit the Stockholders to review each Registration Statement and all amendments and supplements thereto not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any similar or successor reports) and provide the Stockholders a reasonable opportunity to comment thereon, and the Company shall consider such comments in good faith before filing any Registration Statement or amendment or supplement thereto;

(d)furnish to each Stockholder whose Registrable Securities are included in any Registration Statement (i) promptly after the same is prepared and filed with the SEC, if requested by the Stockholder, one (1) copy of any Registration Statement and any amendment thereto, each preliminary prospectus and Prospectus and each amendment or supplement thereto, and (ii) such number of copies of a Prospectus, including a preliminary prospectus, and all amendments and supplements thereto and such other documents as each Stockholder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Stockholder that are covered by such Registration Statement; provided that the Company shall have no obligation to provide any document pursuant to this clause that is available on the SEC’s EDGAR system;

(e)use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness and (ii) if such order is issued, obtain the withdrawal of any such order as soon as practicable;

(f)prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the Stockholders and their counsel in connection with the registration or qualification of such Registrable Securities for the offer and sale under the securities or blue sky laws of such jurisdictions requested by the Stockholders and do any and all other commercially reasonable acts or things necessary or advisable to enable the distribution in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (i) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(f), (ii) subject itself to general taxation in any jurisdiction where it would not otherwise be so subject but for this Section 3(f), or (iii) file a general consent to service of process in any such jurisdiction;

(g)use commercially reasonable efforts to cause all Registrable Securities covered by a Registration Statement to be listed on each national securities exchange or other market on which similar securities issued by the Company are then listed;

(h)provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

(i)promptly notify the Stockholders, at any time prior to the end of the Effectiveness Period, upon discovery that, or upon the happening of any event as a result of which, the Prospectus included in the Registration Statement, as then in effect, includes a Misstatement, and promptly prepare, file with the SEC and furnish to such holder a supplement to or an amendment of such Prospectus as may be necessary so that such Prospectus shall not include such Misstatement;

(j)in the event of an Underwritten Offering, an Underwritten Shelf Takedown, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Stockholders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Underwritten Shelf Takedown, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Stockholders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

(k)obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, an Underwritten Shelf Takedown, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Stockholders;

(l)in the event of an Underwritten Offering, an Underwritten Shelf Takedown, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Stockholders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Stockholders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters. In the event no legal opinion is delivered to any broker, placement agent, sales agent or Underwriter, the Company shall furnish to each participating Stockholder, at any time that such Stockholder elects to use a prospectus, an opinion of counsel to the Company to the effect that the Registration Statement containing such prospectus has been declared effective and that no stop order is in effect;

(m)in the event of any Underwritten Offering, an Underwritten Shelf Takedown, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

(n)use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC under the 1933 Act and the 1934 Act, including, without limitation, Rule 172 under the 1933 Act, file any final Prospectus, including any supplement or amendment thereof, with the SEC pursuant to Rule 424 under the 1933 Act, promptly inform the Stockholders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Stockholders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the 1933 Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3(n), “Availability Date” means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company’s fiscal year, “Availability Date” means the ninetieth (90th) day after the end of such fourth fiscal quarter);

(o)with respect to an Underwritten Offering or an Underwritten Shelf Takedown, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering or Underwritten Shelf Takedown, as applicable; and

(p)otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Stockholders, consistent with the terms of this Agreement, in connection with such Registration.

With a view to making available to the Stockholders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Stockholders to sell shares of Common Stock to the public without registration, the Company covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six (6) months after such date as all of the Registrable Securities may be sold without restriction by the holders thereof pursuant to Rule 144 or any other rule of similar effect and (B) such date as all of the Registrable Securities shall have been resold pursuant to a Registration Statement or Rule 144; (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act; (iii) prior to the filing of any Registration Statement or any amendment thereto (whether pre-effective or post-effective) and prior to the filing of any Prospectus, provide to each Stockholder copies of all pages thereof (if any) that reference such Stockholders, and (iv) furnish to each Stockholder upon request, as long as such Stockholder owns any Registrable Securities, a written statement by the Company that it has complied with the reporting requirements of the 1934 Act.

4.	OBLIGATION OF THE INVESTORS.

(a)Each Stockholder agrees to furnish to the Company a completed Selling Stockholder Questionnaire within ten (10) Trading Days after the Effective Date. At least ten (10) Trading Days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Company will notify each Stockholder of the information the Company reasonably requires from that Stockholder regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, other than the information contained in the Selling Stockholder Questionnaire, if any. Each Stockholder shall furnish such information to the Company in writing promptly upon receiving such notification and, in any event, at least three (3) Trading Days prior to the applicable anticipated filing date (unless such Stockholder has notified the Company in writing of its election to exclude all of its

Registrable Securities from such Registration Statement) and shall execute such documents in connection with such registration as the Company may reasonably request. Each Stockholder further agrees that it shall not be entitled to be named as a selling securityholder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time, unless such Stockholder has returned to the Company a completed and signed Selling Stockholder Questionnaire and a response to any reasonable requests for further information as described in the previous sentence. If a Stockholder returns a Selling Stockholder Questionnaire or a request for further information, in either case, after its respective deadline, the Company shall use its reasonable best efforts to take such actions as are required to name such Stockholder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire or request for further information. Each Stockholder acknowledges and agrees that the information in the Selling Stockholder Questionnaire or request for further information as described in this Section 4(a) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

(b)Each Stockholder, by its acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of a Registration Statement or in connection with any Underwritten Offering hereunder, unless such Stockholder has notified the Company in writing of its election to exclude all of its Registrable Securities from such Registration Statement or such Underwritten Offering.

(c)Each Stockholder agrees that, upon receipt of any notice from the Company of either (i) the commencement of an Allowed Delay pursuant to Section 2(c)(i) or (ii) the happening of an event pursuant to Section 3(i) hereof, such Stockholder will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities (but not, for the avoidance of doubt, pursuant to Rule 144 or other applicable exemption under the 1933 Act), until the Stockholder is advised by the Company that such dispositions may again be made pursuant to such Registration Statement.

(d)Each Stockholder covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to any Registration Statement.

5.INDEMNIFICATION.

(a)Indemnification by the Company.   The Company agrees to indemnify and hold harmless each Stockholder, and each of its officers, employees, Affiliates, directors, partners, members, managers, equityholders, attorneys, advisors and agents, and each person or entity, if any, who controls (within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act) each Stockholder (each, a “Stockholder Indemnified Party”), to the fullest extent permitted by applicable law, from and against any expenses, losses, judgments, actions, claims, proceedings (whether commenced or threatened), damages, liabilities or costs (including, without limitation, reasonable attorneys’ fees) (collectively, “Losses”), as incurred, arising out of or based upon any Misstatement contained in any Registration Statement under which the sale of such Registrable Securities was registered under the 1933 Act, any preliminary Prospectus, final Prospectus or summary Prospectus contained in such Registration Statement, any amendment or supplement to such Registration Statement, preliminary Prospectus, final Prospectus or summary Prospectus, or any free writing prospectus relating to such Registration Statement, or any violation by the Company of the 1933 Act or any rule or regulation promulgated thereunder applicable to the Company or any state securities (or Blue Sky) law, rule or regulation and relating to action or inaction required of the Company in connection with any such Registration; and the Company shall promptly reimburse the Stockholder Indemnified Party for any reasonable, customary and documented out-of-pocket legal and any other expenses reasonably incurred, as incurred, by such Stockholder Indemnified Party in connection with investigating and defending any such Losses, except, with respect to any Stockholder of Registrable Securities, to the extent such Stockholder is liable to indemnify the Company for such Losses pursuant to Section 5(b); provided, however, that the indemnity agreement contained in this Section 5(a) shall not apply to amounts paid in settlement of any claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, and the Company will not be liable in any such case to the extent that any such losses, judgments, claims, damages, liabilities or out-of-pocket expenses arises out of or is based upon any Misstatement made in such Registration Statement in reliance upon and in conformity with information furnished to the Company, in writing, by a Stockholder Indemnified Party expressly for use therein.

(b)Indemnification by Stockholders.   Each Selling Stockholder will, in the event that any Registration of any Registrable Securities held by such Stockholder is being effected under the 1933 Act pursuant to this Agreement and the Company has required all Selling Stockholders to provide such an undertaking on the same terms, indemnify and hold harmless the Company, each of its directors and officers and each Underwriter (if any), and each other Selling Stockholder and each other person, if any, who controls another Selling Stockholder or such underwriter within the meaning of the 1933 Act, against any Losses, insofar as such Losses arise out of or are based upon any Misstatement contained in any Registration Statement under which the sale of such Registrable Securities was Registered under the 1933 Act, any preliminary Prospectus, final Prospectus or summary Prospectus contained in the Registration Statement, or any amendment or supplement thereto, if the Misstatement was made (or not made, in the case of an omission) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Selling Stockholder expressly for use therein, and shall reimburse the Company, its directors and officers, and each other Selling Stockholder for any reasonable, customary and documented out-of-pocket legal or other expenses incurred by any of them in connection with investigation or defending any such Loss. Each Selling Stockholder’s indemnification obligations hereunder shall be several, and not joint and several, and shall be proportional to and limited to the amount of any net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such Selling Stockholder pursuant to such Registration Statement from which such Losses arise, except in the case of fraud or willful misconduct by such Selling Stockholder.

(c)Conduct of Indemnification Proceedings.   Promptly after receipt by any person of any notice of any Loss in respect of which indemnity may be sought pursuant to Section 5(a) or 5(b), such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the Loss; provided, however, that the failure by the Indemnified Party to promptly notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually and materially prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, in addition to local counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the reasonable and documented fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of any Losses for which the Indemnified Party seeks indemnification hereunder if such settlement or judgment includes any non-monetary remedies binding on the Indemnified Party, requires an admission of fault or culpability on the part of the Indemnified Party or does not include an unconditional release from all liability of the Indemnified Party in respect of such Losses.

(d)Contribution.   If the indemnification provided for in the foregoing Sections 5(a) and 5(b) is unavailable to any Indemnified Party in respect of any Loss referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the Misstatement relates to information supplied by such Indemnified Party or such Indemnifying Party (in the case of a Stockholder, such Misstatement was made in reliance upon and in conformity with information furnished in writing to the Company by such Stockholder expressly for use therein) and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 5(d). The amount paid or payable by an Indemnified Party as a result of any Loss referred to in this paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), no Stockholder shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such Stockholder from the sale of Registrable Securities which gave rise to such contribution obligation, less the aggregate amount of any damages or other amounts such Stockholder has otherwise been required to pay (pursuant to Section 5(b) otherwise) as a result of the Misstatement. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

6.LOCK-UP

(a)Lock-Up.   Subject to Section 6(b), each Lock-up Party agrees that it shall not Transfer any Lock-up Shares prior to the end of the Lock-up Period (the “Lock-up”).

(b)Permitted Transferees.   Notwithstanding the provisions set forth in Section 6(a), each Lock-up Party may Transfer the Lock-up Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors, (iii) any direct or indirect partners, members or equity holders of such Lock-up Party, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates, or (iv) any other Lock-up Party or any direct or indirect partners, members or equity holders of such other Lock-up Party, any affiliates of such other Lock-up Party or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) to the partners, members or equity holders of such Lock-up Party by virtue of the Lock-up Party’s organizational documents, as amended, upon dissolution of the Lock-up Party; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (g) to the Company; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Company’s board of directors or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date. The parties acknowledge and agree that any Permitted Transferee of a Lock-up Party shall be subject to the transfer restrictions set forth in this ARTICLE 6 with respect to the Lock-Up Shares upon and after acquiring such Lock-Up Shares.

7.MISCELLANEOUS.

(a)Effective Date.   This Agreement shall be effective as of the Effective Date.

(b)Amendments and Waivers.   Compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified only by a writing signed by the Company, the Required Stockholders and Sponsor. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Stockholder without the written consent of such Stockholder unless such amendment or waiver applies to all Stockholders in the same fashion.

(c)Notices.   Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered upon receipt, when delivered personally or by a nationally recognized overnight delivery service or by e-mail, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to the Company:

Dragonfly Energy Corp.

1190 Trademark Drive #108

Reno, Nevada 89521

Attention:   General Counsel

Email:   legal@dragonflyenergy.com

If to any Stockholder, to it at the address set forth under such Stockholder’s name on its signature page hereto, or, in the case of a Stockholder or any other party named above, at such other address or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (i) given by the recipient of such notice, consent, waiver or other communication; (ii) provided by affidavit of personal delivery by a delivery service selected by the Company; or (iii) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, deposit with a nationally recognized overnight delivery service or electronic transmission.

(d)Assignments and Transfers by Stockholders.

(i)The provisions of this Agreement shall be binding upon and inure to the benefit of the Stockholders and their respective successors and assigns. A Stockholder may transfer or assign, in whole or from time to time in part, to such Stockholder’s Permitted Transferees its rights hereunder in connection with the transfer of Registrable Securities by such Stockholder to such Permitted Transferee; provided that such Stockholder complies with all laws applicable thereto or the terms of any contract to which such Stockholder is a party, and provides written notice of assignment to the Company promptly after such assignment is effected, and such person agrees in writing to be bound by all of the provisions contained herein.

(ii)For the avoidance of doubt, the Sponsor shall be permitted to transfer any of its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor, including a transfer of its rights in connection with a distribution of any Registrable Securities held by Sponsor to the Sponsor Members (it being understood that no such transfer shall reduce or multiply any rights of the Sponsor or such transferees). Notwithstanding anything to the contrary herein, upon a transfer by the Sponsor pursuant to this Section 7(d) to the Sponsor Members, the rights that are personal to the Sponsor shall be exercised by the Sponsor Members only with the consent of the Sponsor Managers.

(e)Assignments and Transfers by the Company.   This Agreement may not be assigned by the Company (whether by operation of law or otherwise) without the prior written consent of the Required Stockholders and Sponsor; provided, however, that in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the Common Stock is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company”shall be deemed to refer to such Person and the term “Registrable Securities” shall be deemed to include the securities received by the Stockholders in connection with such transaction unless such securities are otherwise freely tradable by the Stockholders after giving effect to such transaction.

(f)Other Registration Rights.   Other than as provided in (i) the Warrant Agreement, dated as of August 10, 2021, between the Company and Continental Stock Transfer & Trust Company and (ii) the Equity Facility Definitive Documentation (as defined in the Merger Agreement), the Company represents and warrants that no person or entity, other than a Stockholder holding Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable or senior to those granted to the Holders hereunder without (a) the prior written consent of the Required Stockholders and Sponsor (in each case, not to be unreasonably withheld); or (b) granting economically and legally equivalent rights to the Stockholders hereunder such that the Stockholders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

(g)Benefits of the Agreement.   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement (including Section 5 hereof).

(h)Counterparts; Execution.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A PDF or other reproduction of this Agreement may be executed by one or more parties hereto, and an executed copy of this Agreement may be delivered by one or more parties hereto by email or other electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered legal, valid, binding and effective for all purposes. The parties hereto hereby agree that no party shall raise the execution of a PDF or other reproduction of this Agreement, or the fact that any signature or document was transmitted or communicated by e-mail or other electronic transmission device, as a defense to the formation of this Agreement.

(i)Headings.   The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(j)Severability.   If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(k)Further Assurances.   The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

(l)No Strict Construction.   The language used in this Agreement will be deemed to be the language chosen by the parties thereto express their mutual intent, and no rules of strict construction will be applied against any party.

(m)Entire Agreement.   This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

(n)Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.   All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

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IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

DRAGONFLY ENERGY HOLDINGS CORP.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

STOCKHOLDER:

Name of Stockholder

(Signature)

Name of Signing Party (Please Print)

Title of Signing Party (Please Print)

Tax ID #

Date Signed

[Signature Page to Registration Rights Agreement]

EXHIBIT A

Initial Stockholders

Stockholder Name	Initial Shares	Initial Warrants	PIPE Shares
Jonathan Biele	22,000	—	—
Perry Boyle	22,000	—	—
Roderick Hardamon	22,000	—	—
Jory Des Jardins	22,000	—	—
Hitesh Thakrar	22,000	—	—
Todd Thomson	22,000	—	—
Chardan NexTech Investments 2 LLC	3,030,500	—	[500,000]
Chardan NexTech 2 Warrant Holdings LLC	—	4,627,858	—
Total:	3,162,500	4,627,858

Dragonfly Stockholders

Stockholder Name	Merger Shares	Earnout Shares (%)
Denis Phares	[●]	[●]%
Phares 2021 GRAT dated July 9, 2021
Sean Nichols
Nichols Living Trust 2015
Nichols GRAT I dated June 14, 2021
John Marchetti
Nicole Harvey
Dynavolt Technology (HK) Ltd

Annex E

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of  May 15, 2022, is made by and among Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“Acquiror”), Dragonfly Energy Corp., a Nevada corporation (the “Company”) and Chardan NexTech Investments 2 LLC, a Delaware limited liability company (the “Sponsor”). Acquiror, the Company and the Sponsor shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, Acquiror, the Company and Bronco Merger Sub, Inc., a Nevada corporation (“Merger Sub”), entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, the Sponsor is the record and beneficial owner of 3,162,500 shares (the “Owned Shares”) of common stock of Acquiror, par value $0.0001 per share (“Acquiror Common Stock”);

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement concurrently with the execution and delivery of the Merger Agreement by the parties thereto, pursuant to which, among other things, (a) the Sponsor will vote in favor of approval of the Transaction Proposals and (b) the Sponsor will agree not to redeem any shares of Acquiror Common Stock in connection with the Merger; and

WHEREAS, on or prior to the date hereof, Acquiror entered into a subscription agreement with Chardan Capital Markets, LLC pursuant to which Chardan Capital Markets, LLC agreed to purchase from Acquiror shares of Acquiror Common Stock as described in the subscription agreement (“Investor Shares”).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.Agreement to Vote. The Sponsor hereby irrevocably and unconditionally agrees (a) to vote, or cause to be voted, at the Acquiror Stockholders’ Meeting or any other meeting of the Acquiror Stockholders, or in any action by written resolution of the Acquiror Stockholders, in each case, during which any or all of the Transaction Proposals are presented to the Acquiror Stockholders for approval, all of the Sponsor’s Acquiror Common Stock (and any additional shares of Acquiror equity securities acquired by the Stockholder after the date of this Agreement, including as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange, exercise, conversion or change of such Acquiror Common Stock, but excluding the Investor Shares or shares of Common Stock acquired in the public market, the “Subject Acquiror Equity Securities”) (i) in favor of the Transaction Proposals and (ii) against, and the Sponsor shall withhold consent with respect to, any Business Combination Proposal (other than the Merger) or any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of the Acquiror’s or Merger Sub’s covenants, agreements or obligations under the Merger Agreement or in any Ancillary Agreements or (y) any of the conditions to the Closing set forth in Sections 9.1 or 9.3 of the Merger Agreement not being satisfied, (b) if the Acquiror Stockholders’ Meeting or any other meeting of the Acquiror Stockholders is held in respect of the matters set forth in clause (a), to appear at such meeting, in person or by proxy, or otherwise cause all of the Sponsor’s Subject Acquiror Equity Securities to be counted as present thereat for purposes of establishing a quorum and (c) not to redeem, elect to redeem or tender or submit any of its Subject Acquiror Equity Securities for redemption in connection with the Acquiror Stockholder Approval, the Merger or any other transactions or otherwise prior to the termination of this Agreement pursuant to Section 6, and any attempt to redeem such Subject Acquiror Equity Securities will be void ab initio and of no effect. The obligations of the Sponsor specified in this Section 1 shall apply whether or not the Merger, any of the transactions or any action described above is recommend by the Acquiror Board.

2.Transfer of Shares.
a.The Sponsor hereby agrees that it shall not (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, hypothecate, grant an option to purchase, distribute, dispose of or otherwise encumber any of its Subject Acquiror Equity Securities or otherwise enter into any contract, option or other arrangement or undertaking to do any of the foregoing (each, a “Transfer”) or (ii) deposit any of its Subject Acquiror Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of its Subject Acquiror Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement; provided, however, that the foregoing shall not apply to any Transfer (A) to Acquiror’s officers or directors or Affiliates; (B) by private sales or transfers made in connection with the transactions contemplated by, and expressly permitted under, the Merger Agreement; and (C) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the types set forth in clauses (A) through (C) must enter into a written agreement agreeing to be bound by this Agreement.
b.In furtherance of the foregoing, Acquiror hereby agrees to (i) place a revocable stop order on all Subject Acquiror Equity Securities subject to Section 2(a), including those which may be covered by a registration statement, and (ii) notify Acquiror’s transfer agent in writing of such stop order and the restrictions on such Subject Acquiror Equity Securities under Section 2(a) and direct Acquiror’s transfer agent not to process any attempts by the Sponsor to Transfer any Subject Acquiror Equity Securities except in compliance with Section 2(a); for the avoidance of doubt, the obligations of Acquiror under this Section 2(b) shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on the Subject Acquiror Equity Securities.
3.Other Covenants.
a.The Sponsor hereby agrees to be bound by and subject to (i) Section 11.12 (Publicity) of the Merger Agreement to the same extent as such provisions apply to the parties to the Merger Agreement, as if the Sponsor is directly a party thereto, and (ii) Section 7.4 (No Solicitation by Acquiror), Section 7.13 (Acquiror Closing Extension) and Section 8.3 (Support of Transaction) of the Merger Agreement to the same extent as such provisions apply to Acquiror, as if the Sponsor is directly party thereto.
b.The Sponsor acknowledges and agrees that the Company and Acquiror are entering into the Merger Agreement in reliance upon the Sponsor entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Sponsor entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Company and Acquiror would not have entered into, or agreed to consummate the transactions contemplated by, the Merger Agreement.
c.Without the prior written consent of the Company, the Acquiror and Sponsor hereby agree not to amend that certain Initial Public Offering Letter Agreement, dated August 10, 2021, by and among Acquiror, Sponsor, Chardan NexTech 2 Warrant Holdings LLC, and certain members of the Acquiror’s board of directors and/or management team.
4.Representations and Warranties. Sponsor represents and warrants to the Company as follows:
a.it is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, the Owned Shares, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Shares and 4,627,858 warrants comprising a part of the units issued and sold by the Acquiror in the IPO, the Sponsor does not own beneficially or of record any shares of capital stock of Acquiror (or any securities convertible into shares of capital stock of Acquiror);
b.none of the Subject Acquiror Equity Securities is subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such securities, except as provided hereunder;
c.it is duly organized, validly existing and in good standing under the laws of Delaware, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within Sponsor’s, corporate, limited liability company or organizational powers and have been duly authorized by all necessary actions on the part of Sponsor;

d.the execution and delivery of this Agreement by Sponsor does not, and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor or any Contract to which it is a party, including the IPO Letter Agreement (as defined below), or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party (including under any Contract binding upon Sponsor or Sponsor’s Subject Acquiror Equity Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement;
e.there are no Actions pending against Sponsor or, to the knowledge of Sponsor, threatened against Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement;
f.no investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which the Acquiror is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of the Sponsor, on behalf of the Sponsor, other than, for the avoidance of doubt, Acquiror’s engagement of any investment banker, broker, finder or other intermediary as set forth in the Acquiror Disclosure Schedule; and
g.that certain letter agreement, dated as of August 10, 2021 by and between Acquiror, the Sponsor and the other parties thereto (the “IPO Letter Agreement”) remains in full force and effect and neither Sponsor nor, to the knowledge of Sponsor, any other party thereto, is in violation thereof or default thereunder.
5.Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”). Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud. For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means, with respect to a Party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties contained herein; provided that such actual and intentional fraud of such Party shall only be deemed to exist if such Party had actual knowledge that a representation or warranty made by such Party were false when made, with the intention that the other such Party to this Agreement rely thereon, and the other Party did rely thereon to its detriment.
6.No Recourse. Except for claims pursuant to the Merger Agreement or any other Ancillary Agreement by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Affiliate of the Company or any Affiliate of Acquiror (other than the Sponsor, on the terms and subject to the conditions set forth herein), and (b) none of the Affiliates of the Company or the Affiliates of Acquiror (other than the Sponsor, on the terms and subject to the conditions set forth herein) shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby. The Sponsor hereby waives any and all rights and claims to redeem any Investor Shares or shares of Common Stock acquired in the public market.
7.Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Sponsor makes no agreement or understanding herein in any capacity other than in its capacity as a record holder and beneficial owner of the Subject Acquiror Equity Securities and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of the Sponsor in its capacity as a member of the board of directors (or other similar governing body) of Acquiror or any of its Affiliates or as an officer, employee or fiduciary of Acquiror or any of its Affiliates, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of Acquiror or such Affiliate.
8.No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
9.Incorporation by Reference. Sections 1.2 (Construction) 11.4 (Assignment), 11.7 (Governing Law), 11.8 (Headings; Counterparts; Effectiveness), 11.10 (Entire Agreement), 11.11 (Amendments), 11.13 (Severability), 11.14 (Jurisdiction; Waiver of Jury Trial), 11.15 (Enforcement) and 11.17 (Non-Survival of Representations, Warranties and Covenants) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

CHARDAN NEXTECH INVESTMENTS 2 LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Chief Executive Officer

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Member

DRAGONFLY ENERGY CORP.

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex F

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on May 15, 2022, by and between Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), and Chardan NexTech Investments 2 LLC (“Subscriber”).

WHEREAS, immediately following the execution and delivery of this Subscription Agreement, the Company will enter into that certain Agreement and Plan of Merger, dated as of May 15, 2022 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) with Dragonfly Energy Corp., a Nevada corporation (“Dragonfly”), and Bronco Merger Sub, Inc., a Nevada corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Dragonfly, with Dragonfly surviving as a wholly owned subsidiary of the Company (the “Merger”), on the terms and subject to the conditions set forth therein (the Merger, together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, prior to or substantially concurrently with the consummation of the Transactions, that number of shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $10.00 per share (the “Per Share Price”), or the aggregate purchase price set forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company, all on the terms and conditions set forth herein;

WHEREAS, in connection with the Transactions and as contemplated by the Merger Agreement, the Company and Dragonfly may enter into separate subscription agreements with investors and other financing sources (the “Additional Subscription Agreements”), pursuant to which such investors (the “Other Subscribers”) may subscribe for and purchase Shares and/or other securities, or provide other financing; and

WHEREAS, prior to the Closing (as defined below), Subscriber may purchase Shares in the open market and reduce (i) its Purchase Price hereunder by an amount equal to the number of Shares that Subscriber purchased in the open market multiplied by the per share redemption amount received by public stockholders who elect to redeem their Shares prior to Closing (such amount, the “Open Market Purchase Credit”), and (ii) the number of its Subscribed Shares by an amount equal to the number of Shares Subscriber purchased in the open market and not redeemed as contemplated above (the “Open Market Share Credit”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the terms and conditions herein contained, and intending to be legally bound hereby, the Company and the Subscriber hereby agree as follows:

1.	Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”).
2.	Closing.
a	The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the date of and immediately prior to the consummation of the Transactions (the date of Closing of the Subscription, the “Closing Date”).
b	At least five (5) Business Days prior to the date that the Company reasonably expects all conditions to the closing of the Transactions to be satisfied, the Company shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Company. No later than two (2) Business Days prior to the anticipated Closing Date (the “Funding Date”), Subscriber shall deliver to the Company (a) the Purchase Price via wire transfer of United States dollars in immediately available funds to the account specified by the Company in the Closing Notice, such funds to be held by the Company in escrow until the Closing, and (b) such information as is reasonably requested in the Closing Notice in order for the Company to cause the Subscribed Shares to be issued and delivered

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to Subscriber including, without limitation, a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8, if applicable. The Company shall deliver to Subscriber, upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws or imposed by the Subscriber), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (ii) as promptly as practicable after the Closing, written notice from the Company or its transfer agent evidencing the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the Closing Date does not occur within five (5) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but not later than seven (7) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (A) to redeliver funds to the Company in escrow following the Company’s delivery to Subscriber of a new closing notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed.
c	The Closing shall be subject to the satisfaction or valid waiver by the Company, on the one hand, and the Subscriber, on the other, on the Closing Date of each of the following conditions:
(i)	all conditions precedent to the closing of the Transactions set forth in the Merger Agreement shall have been satisfied (as determined by the parties to the Merger Agreement) or waived by the party entitled to make such waiver under the Merger Agreement (other than those conditions which, by their nature or terms, are to be satisfied at the closing of the Transactions pursuant to the Merger Agreement), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or following the Closing; and
(ii)	no governmental authority shall have issued, enforced or entered any judgment or order, which is then in effect and has the effect of making the Subscription illegal or otherwise restraining or prohibiting consummation of the Subscription.
d

The obligation of the Company to consummate the Closing shall be subject to the satisfaction or valid waiver by the Company of the additional conditions that: (i) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing and (ii) the representations and warranties of the Subscriber contained in this Subscription Agreement are true, accurate and complete at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Subscriber Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein), individually or in the aggregate, would not reasonably be expected to have a Subscriber Material Adverse Effect, in each case without giving effect to the consummation of the Transactions; and

e

The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or valid waiver by Subscriber of the additional conditions that: (i) the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing and (ii) the representations and warranties of the Company contained in this Subscription Agreement are true, accurate and complete at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct as of such date) except for inaccuracies or the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined below) or another similar materiality qualification set forth herein), individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, in each case without giving effect to the consummation of the Transactions.

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3.

Further Assurances.   At the Closing, the Company and the Subscriber shall execute and deliver such additional documents and take such additional actions as each reasonably may deem to be practical and necessary to consummate the Subscription as contemplated by this Subscription Agreement.

4.	Company Representations and Warranties. The Company represents and warrants to Subscriber that (provided that no representation or warranty by the Company shall apply to any statement or information in the SEC Reports (as defined below) that relates to the topics referenced in the SEC Statements (as defined below) or any other accounting matters with respect to the Company’s securities or other IPO (as defined below) related matters, nor shall any correction, amendment or restatement of the Company’s filings or financial statements due wholly or in part to the SEC Statements or any other accounting matters, nor any other effects that relate to or arise out of, or are in connection with or in response to, any of the foregoing or any changes in accounting or disclosure related thereto, be deemed to be material for purposes of this Subscription Agreement or be deemed to be a breach of any representation or warranty by the Company):
a

The Company (i) is duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into and perform its obligations under this Subscription Agreement and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clauses (ii) and (iii), where such failure would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, financial condition or results of operations of the Company and its subsidiaries, taken together as a whole (on a consolidated basis) or (ii) the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

b

The Subscribed Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement and registered in book-entry form with the Company’s transfer agent, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation.

c

This Subscription Agreement has been duly authorized, executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by Subscriber, this Subscription Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

d

Assuming the accuracy of the representations and warranties of Subscriber in this Subscription Agreement, the Company’s execution, delivery, and performance of this Subscription Agreement, including the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) the organizational documents of the Company; (ii) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (ii) and (iii), would reasonably be expected to have a Company Material Adverse Effect.

e

Assuming the accuracy of the representations and warranties of the Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including The Nasdaq Stock Market LLC (the “Nasdaq”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state or federal securities laws, (ii) the filings required pursuant to Section 6 below, (iii) the filing, if required, of a Notice of Exempt

F-3

Offering of Securities on Form D with the United States Securities and Exchange Commission (the “SEC”) under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), (iv) those required by the SEC or the Nasdaq, including with respect to obtaining stockholder approval, (v) those filings required to consummate the Transactions as provided under the Merger Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vii) in connection with or as a result of the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the SEC staff on April 12, 2021, the rules proposed by the SEC on March 30, 2022, intended to enhance investor protections in initial public offerings by special purpose acquisition companies (“SPACs”) and in subsequent business combination transactions between SPACs and private operating companies, or any subsequent guidance, statements, change in presentation or interpretations issued by the SEC or the SEC staff or otherwise relating thereto (collectively, the “SEC Statements”) or other accounting matter and (ix) any consent, waiver, authorization, order, notice, filing or registration the failure of which to make, give or obtain, as applicable, would not be reasonably likely to have a Company Material Adverse Effect.

f

As of their respective filing dates or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, all reports required to be filed by the Company with the SEC (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports filed under the Securities Act and Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that notwithstanding anything to the contrary in this Subscription Agreement, no representation or warranty is made under this Subscription Agreement or otherwise as to the accounting treatment of the Company’s issued and outstanding warrants, other securities or any other initial public offering matter, or as to any deficiencies in disclosure (including with respect to accounting and disclosure controls) arising therefrom, in any SEC Reports. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited financial statements, to normal, year-end audit adjustments. The Company has filed each periodic report that the Company was required to file with the SEC since August 10, 2021 and through the date hereof. As of the date of this Subscription Agreement, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

g

As of the date of this Subscription Agreement, the authorized share capital of the Company consists of (a) 50,000,000 Shares, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). As of the date of this Subscription Agreement: (i) 15,812,500 Shares; (ii) no shares of Preferred Stock; and (iii) 9,487,500 public warrants exercisable for one (1) Share at $11.50 per share and 4,627,858 private placement warrants exercisable for one (1) Share at $11.50 per share (collectively, the “Warrants”), were issued and outstanding; and (v) no Shares were subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing.

h

Except for such matters that have not had and would not be reasonably likely to have a Company Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

i

The issued and outstanding Shares as of the date of this Subscription Agreement are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the Nasdaq under the symbol “CNTQ” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq or the SEC to deregister the Shares or prohibit or terminate the listing of the Shares on Nasdaq, excluding, for the purposes of clarity, the customary ongoing review by Nasdaq of the Company’s continued listing application in connection with the Transactions. The Company has taken no action that is designed to terminate the registration of the Shares under the Exchange Act. The Company has not, in the twelve (12) months

F-4

preceding the date hereof, received notice from the Nasdaq to the effect that the Company is not in compliance with the listing or maintenance requirements of the Nasdaq.

j

Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

k

The Company has not received any written communication, from a governmental authority that alleges that the Company is not in compliance with or is in default or violation of any applicable antitrust or anticorruption law, except where such non-compliance, default or violation would not be reasonably expected to have a Company Material Adverse Effect.

l	No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares by the Company to Subscriber.
m	The Company is not and, immediately after receipt of payment for the Subscribed Shares, will not be required to register as an investment company under the Investment Company Act of 1940, as amended.

5.Subscriber Representations and Warranties.   Subscriber represents and warrants to the Company that:

a	Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation, as applicable, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.
b	This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.
c	The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (i) the organizational documents of Subscriber; (ii) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (ii) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.
d	Subscriber or each of the funds managed by or affiliated with Subscriber for which Subscriber is acting as nominee, as applicable, (i) is an “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), Rule 501(a)(2), Rule 501(a)(3), or Rule 501(a)(7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A; (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account; and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution of the Company’s common stock in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto) or any securities laws of the United States or any other jurisdiction. Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares. Subscriber is (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all

F-5

transactions and investment strategies involving a security or securities, including its participation in the purchase of the Subscribed Shares, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Subscribed Shares. Subscriber understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
e	Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or any state securities law in reliance on the availability of an exemption from such registration. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Subscribed Shares shall contain a legend to such effect. Subscriber acknowledges that the Subscribed Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Subscribed Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal, tax and accounting advisors prior to making any offer, resale, pledge, disposition or transfer of any of the Subscribed Shares.
f	Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Dragonfly, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company expressly set forth in this Subscription Agreement, and Subscriber expressly disclaims any representations, warranties, covenants or agreements not expressly set forth in this Subscription Agreement. Subscriber hereby represents and warrants that it is relying exclusively on Subscriber’s own sources of information, investment analysis and due diligence (including professional advice such Subscriber deems appropriate) with respect to this offering of the Subscribed Shares, and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company and the Target, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. In particular, without limiting the foregoing, Subscriber acknowledges that certain information provided by the Company was based on projections, forecasts, estimates, budgets or other prospective information, and such information is based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, and neither the Company nor any other person makes any representation relating to any such information.
g	In making its decision to subscribe for and purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received or had access to, and an adequate opportunity to review, such information as Subscriber deems necessary to make an investment decision with respect to the Subscribed Shares, including, without limitation, with respect to the Company, Dragonfly and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the SEC and any disclosure documents provided by or on behalf of the Company in connection with the Subscription and that no statement or printed material which is contrary to the disclosure documents has been made or given to the Subscriber by or on behalf of the Company. Subscriber further acknowledges and agrees that no person has been authorized to give any information or to make any representations which were not furnished pursuant to Section 4 and the Subscriber has not relied on any other representations or information in making its investment decision, whether written or oral, relating to the Company, its operations and/or its prospects.
h	Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company or by means of contact from Dragonfly and/or their respective agents, control persons, representatives, affiliates,

F-6

directors, officers, managers, members, and/or employees (such parties referred to collectively as “Representatives”). The Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, Dragonfly and/or their respective Representatives. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means and none of the Company, Dragonfly or their respective Representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising and (ii) are not being offered to Subscriber in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i	Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber is a sophisticated institutional investor and has such knowledge and experience in financial and business matters, and in investing in private placement securities, as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares. At the time of making its investment decision, Subscriber has had access to such financial and other information concerning the Company and its subsidiaries as Subscriber deemed necessary or desirable in making a decision to purchase the Subscribed Shares, including an opportunity to ask questions and receive answers from officers of the Company and to obtain additional information necessary to verify the accuracy of any information furnished to Subscriber or to which Subscriber had access. Subscriber has independently made its own analysis and decision to purchase the Subscribed Shares and determined based on its own independent review, and such professional advice from its own advisors (including as to tax, legal and accounting matters) as Subscriber may deem appropriate, that its purchase of the Subscribed Shares (i) is consistent with Subscriber’s financial needs, objectives and condition, (ii) complies with all investment policies, guidelines and other restrictions that are applicable to Subscriber, (iii) does not and will not violate any law, rule, regulation, agreement or other obligation to which Subscriber is bound (assuming the accuracy of the Company’s representations and warranties contained herein), and (iv) is a fit, proper and suitable investment for Subscriber, notwithstanding the risks associated with a purchase of the Subscribed Shares.
j	Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss exists.
k	Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.
l	Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”) or on any EU or United Nations sanctions list, or a person or entity prohibited by any OFAC sanctions program, (ii) organized, resident, or located in a country or region subject to comprehensive sanctions administered by OFAC (as of the date of this Subscription Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or Venezuela), (iii) 50% or greater owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are described in clauses (i) or (ii) of this paragraph; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services directly or indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with applicable OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor. Neither Subscriber nor any of its Affiliates or its or their respective directors or officers is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act.

F-7

m	Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company or Dragonfly (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

n	Subscriber is not a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244).

o	If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither the Company, Dragonfly nor any of their respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares.

p	Subscriber has, and prior to the Funding Date will have, sufficient funds immediately available to it to pay the Purchase Price pursuant to Section 2(b).
q	The Subscriber has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the sale of the Subscribed Shares for which the Company could become liable.
r	Subscriber acknowledges and agrees that the certificate or book-entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL NOTIFY ANY SUBSEQUENT PURCHASER OF THIS SECURITY FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

s	Subscriber acknowledges and agrees that the Company continues to review the SEC Statements and its implications, including on the financial statements and other information included in its filings with the SEC, and any restatement, revision or other modification of such filings relating to or arising from such review, any subsequent related agreements or other guidance from the Staff of the SEC shall be deemed not material for purposes of this Subscription Agreement.
t	To the extent Subscriber purchases any Shares in the open market following the date of this Subscription Agreement and prior to the Closing, Subscriber represents and warrants that it will not exercise its right to vote such Shares in connection with any vote to approve the Transactions.
6.	Registration of Subscribed Shares and Removal of Legends.

F-8

a	The Company and Subscriber hereby acknowledge and agree that the Subscription Shares shall be treated as “Registrable Securities” under the Registration Rights Agreement (as defined in the Merger Agreement).
b	Notwithstanding anything contained herein, the Company shall, subject to the receipt of documentation and representation letter from the applicable Subscriber and transferee or other Holder, (i) use its commercially reasonable efforts to cause its transfer agent to effect the removal of the legends from (A) any Shares being sold under the Registration Statement, (B) at the time of sale of Shares pursuant to Rule 144 and (C) at the request of a Holder (defined below) at such time as the Shares held by such Holder may be sold by such Holder without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions, and (ii) cause its legal counsel to deliver an opinion, if necessary, subject to the receipt of documentation and representation letter from the applicable Subscriber and transferee or other Holder, to the transfer agent in connection with the instruction under subclause (i) to the effect that removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Holder as reasonably requested by the Company, its counsel or the transfer agent, establishing that restrictive legends are no longer required. “Holder” shall mean the Subscriber or any affiliate of Subscriber to which the rights under Section 6 shall have been assigned.
7.

Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Merger Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Subscriber to terminate this Subscription Agreement, (c) if the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing and (d) Closing has not occurred by May 15, 2023; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Merger Agreement promptly after the termination thereof.

8.

Trust Account Waiver.   Subscriber hereby acknowledges that, as described in the Company’s final prospectus dated August 10, 2021 filed with the SEC (the “Prospectus”), the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (i) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (ii) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and (iii) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 8 shall preclude (x) any action, claim, suit or proceeding of any kind by the Subscriber or any of its affiliates against the Company or any of affiliates seeking recourse against or recovery from any assets or monies outside the Trust Account or (y) a Claim by the Subscriber or any of its affiliates in or to monies released from the Trust Account upon the completion of a business combination as described in the Prospectus, excluding monies released from the Trust Account to the Company’s public stockholders that are required to be paid to the Company’s public stockholders as a result of their exercise of their redemption rights as described in the Prospectus; provided, further, that nothing in this Agreement or this paragraph shall supplement, amend, limit, modify or otherwise affect (A) the underwriting agreement described in the Prospectus (the “Underwriting Agreement”), any rights the Subscriber or any of its affiliates has pursuant to the Underwriting Agreement to receive a portion of the deferred discount described in the Prospectus (the “Deferred Discount”), or any indemnification, contribution or other rights the Subscriber or any of its affiliates has pursuant to the Underwriting Agreement, or any action, claim, suit or proceeding, or claim for a portion of the Deferred Discount or for indemnification or contribution under the Underwriting Agreement of any kind by the Subscriber or any of its affiliates against the Company or any of its affiliates in connection with the Underwriting Agreement, which in each such case shall have recourse against the Trust Account, (B) any rights with respect to, or recourse or interests in, the Trust Account the Subscriber or any of its affiliates may have as a direct or indirect stockholder of, sponsor of, or lender to, the Company, or (C) any rights with respect to, or

F-9

recourse or interests in, the Trust Account the Subscriber or any of its affiliates may have pursuant to any IPO related documentation. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically being relied upon by the Company and its affiliates to induce the Company to enter into this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable law.

9.	Miscellaneous.
a	All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail, with no mail undeliverable or other rejection notice, (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its electronic mail address or address, as applicable, specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a).
b	Subscriber acknowledges that the Company and Dragonfly will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Subscriber shall notify the Company if they are no longer accurate in any respect). The Company acknowledges that Subscriber and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer accurate in all material respects (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Company shall notify Subscriber if they are no longer accurate in any respect).
c	Each of the Company and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof if legally compelled in connection with in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. If either the Company or Subscriber is so compelled, then unless prohibited by law, rule, or regulation, the producing party shall provide the other with prior written notice (including by email) of such production and disclosure and shall reasonably consult with the Company or Subscriber, as applicable, regarding the production and disclosure.

d	Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.
e	Subscriber hereby acknowledges and agrees that it will not, nor will any person acting at the Subscriber’s direction or pursuant to any understanding with the Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (“Short Sales”), of the Subscribed Shares prior to the Closing (or such earlier termination of this Subscription Agreement in accordance with its terms). Notwithstanding the foregoing, (i) nothing in this Section 9(e) shall prohibit other entities under common management or control with Subscriber, or that share an investment advisor with Subscriber, that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription Agreement including the Subscriber’s controlled affiliates and/or affiliates from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment bank or vehicle in which separate portfolio managers or desks manage separate portions of such Subscriber’s assets, this Section 9(e) shall apply only with respect to the portion of assets managed by the portfolio manager or desk that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement (the “Investing Portfolio Manager”) and the portfolio managers or desks who have direct knowledge of the investment decisions made by the Investing Portfolio Manager.

F-10

f	Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Subscribed Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Subscribed Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement); provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder in connection with the Transactions. Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates or another person acceptable to the Company, provided that (i) such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment and (ii) no such assignment shall relieve Subscriber of its obligations hereunder if any such affiliate fails to perform such obligations.
g	All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
h	If Subscriber purchases Shares in the open market prior to Closing, the Company shall be deemed to have received from Subscriber the aggregate gross purchase price paid for such Shares.
i	The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall provide such information as may be reasonably requested. Subscriber acknowledges that the Company may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report of the Company or a registration statement of the Company.
j	This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each of the parties hereto.
k	This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, other than the Registration Rights Agreement and any other agreements entered or to be entered into in connection with the Transactions. Except as provided in Section 9(n) hereof, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective permitted successors and assigns.
l	Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
m	If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
n	This Subscription Agreement may be executed and delivered in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
o	This Subscription Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.
p	The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that

F-11

the Company shall be entitled to specifically enforce the Subscriber’s obligations to fund the Purchase Price and the provisions of this Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein.
q	This Subscription Agreement and all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, including its statutes of limitations, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other jurisdiction.
r	TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.
s	The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.
t	This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the Company, in the case of claim or cause of action brought to the Subscriber, and the Subscriber, in the case of a claim cause of action brought by the Company and then only with respect to the specific obligations set forth herein with respect to such person. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.
u	Each party hereto agrees that the Subscriber’s identity and the Subscription, as well as nature of the Subscriber’s obligations hereunder, may be disclosed in public announcements and disclosures if required by the SEC, including in any registration statements, proxy statements, consent solicitation statements, SEC Statements, and other SEC filings to be filed by the Company in connection with the Subscription and/or Transactions; provided that such disclosure is limited to the extent required to comply with law, rules or regulations, in response to a comment or request from the staff of the SEC or another regulatory agency or under Nasdaq regulations; provided further that, unless prohibited by law, rule, or regulation, the Company shall provide Subscriber with prior written notice (including by email) of such disclosure and shall reasonably consult with Subscriber regarding such disclosure, In all other cases, the Company acknowledges and agrees that the Company

F-12

will not, and will cause its representatives, not to publicly make reference to the Subscriber in connection with the Transactions or this Subscription Agreement, including in a press release or marketing materials of the Company or for any similar or related purpose without the prior written consent of the Subscriber.
v	The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any other investor, and Subscriber shall not be responsible in any way for the performance of the obligations of any other investor. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any other investor or by any agent or employee of any other investor, and neither Subscriber nor any of its agents or employees shall have any liability to any other investor relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by Subscriber or any other investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and any other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and any other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement. Subscriber acknowledges that no other investor has acted as agent for the Subscriber in connection with making its investment hereunder and no other investor will be acting as agent of the Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any other investor to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow.]

F-13

IN WITNESS WHEREOF, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Chief Executive Officer

Address for Notices:
Chardan NexTech Acquisition 2 Corp. 17 State Street, 21st Floor New York, NY 10004
Attention: Jonas Grossman
Email: jgrossman@cnaq.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001
Attention:	Jeffrey A. Brill
Peter D. Serating
Michelle Gasaway
Email:	jeffrey.brill@skadden.com
peter.serating@skadden.com
michelle.gasaway@skadden.com

SUBSCRIBER:
CHARDAN NEXTECH INVESTMENTS 2 LLC

By:
Name:
Title:

Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

                                  minus the Open Market Share Credit (if any)

Price Per Subscribed Share: $10.00

Aggregate Purchase Price:

$                minus the Open Market Purchase Credit (if any)

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of the Company specified by the Company in the Closing Notice.

ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable box)
☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

OR

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
☐

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box on the following page indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐	is:
☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust or partnership not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests or one of the following tests.

A-1

Annex G

DRAGONFLY ENERGY HOLDINGS CORP.

2022 EQUITY INCENTIVE PLAN

1.    PURPOSE OF PLAN

The purpose of this Dragonfly Energy Holdings Corp. 2022 Equity Incentive Plan (this “Plan”) of Dragonfly Energy Holdings Corp., a Delaware corporation (the “Corporation”), is to promote the success of the Corporation by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Corporation’s stockholders.

2.    ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “Participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3.    PLAN ADMINISTRATION

3.1 The Administrator.  This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its authority under this Plan. The Board or another committee (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2 Powers of the Administrator.  Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)	grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;
(c)	approve the forms of any Award Agreements (which need not be identical either as to type of award or among Participants);
(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and Participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;
(e)	cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;
(f)	accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;
(g)	adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);
(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);
(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;
(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below); and
(k)	determine the Fair Market Value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3  Prohibition on Repricing. Notwithstanding anything to the contrary in Section 3.2 and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.4  Binding Determinations. Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a Participant should an option intended as an ISO (as defined below) fail to meet the requirements of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to ISOs, should any other award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Exchange Act, or otherwise for any tax or other liability imposed on a Participant with respect to an award.

3.5  Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.6  Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1  Shares Available.  Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2  Aggregate Share Limit.  The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to the sum of the following:

(1)	[ ][43] shares of Common Stock, plus
(2)	the number of any shares subject to stock options granted under the Dragonfly Energy, Inc. 2019 Stock Incentive Plan or the Dragonfly Energy, Inc. 2021 Stock Incentive Plan (the “Prior Plans”) and outstanding on the date of stockholder approval of this Plan (the “Stockholder Approval Date”) which expire, or for any reason are cancelled or terminated, after the Stockholder Approval Date without being exercised, plus
(3)	the number of any shares subject to restricted stock awards granted under the Prior Plans that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation without having become vested.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of this Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) four percent (4%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board.

4.3  Additional Share Limits.  The following limits also apply with respect to awards granted under this Plan. These limits are in addition to, not in lieu of, the aggregate Share Limit in Section 4.2.

(a)	The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is [ ] shares.

43    Note to Draft: Initial share limit to be 4% of the fully diluted outstanding Common Stock of the Corporation immediately following the Closing.

(b)	Awards that are granted under this Plan during any one calendar year to any person who, on the grant date of the award, is a non-employee director are subject to the limits of this Section 4.3(b). The maximum number of shares of Common Stock subject to those awards that are granted under this Plan during any one calendar year to an individual who, on the grant date of the award, is a non-employee director is the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under this Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Corporation to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $[ ]; provided that this limit is $[ ] as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board. For purposes of this Section 4.3(b), a “non-employee director” is an individual who, on the grant date of the award, is a member of the Board who is not then an officer or employee of the Corporation or one of its Subsidiaries. For purposes of this Section 4.3(b), “grant date fair value” means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Corporation’s financial reporting. The limits of this Section 4.3(b) do not apply to, and shall be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Corporation or one of its Subsidiaries. The limits of this Section 4.3(b) apply on an individual basis and not on an aggregate basis to all non-employee directors as a group.

4.4  Share-Limit Counting Rules.  The Share Limit shall be subject to the following provisions of this Section 4.4:

(a)	Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.
(b)	Except as provided below, to the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right granted under this Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised in full at a time when the payment due to the Participant is 15,000 shares, 15,000 shares shall be counted against the Share Limit with respect to such exercise and the 85,000 shares not issued shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.)
(c)	Shares that are exchanged by a Participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a Participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall be counted against the Share Limit and shall not be available for subsequent awards under this Plan. For clarity, shares that are exchanged by a Participant or withheld by the Corporation as full or partial payment in connection with any award granted under a Prior Plan, as well as any shares exchanged by a Participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under a Prior Plan, shall not be available for awards under this Plan.
(d)	To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.
(e)	In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Corporation pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit).

Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under this Plan other than the aggregate Share Limit.
(f)	The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Refer to Section 8.10 for application of the share limits of this Plan, including the limits in Sections 4.2 and 4.3, with respect to assumed awards. Each of the numerical limits and references in Sections 4.2 and 4.3, and in this Section 4.4, is subject to adjustment as contemplated by Sections 7 and 8.10.

4.5

No Fractional Shares; Minimum Issue.  Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1  Type and Form of Awards.  The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1    Stock Options.  A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2    Additional Rules Applicable to ISOs.  To the extent that the aggregate Fair Market Value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the Fair Market Value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3    Stock Appreciation Rights.  A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the

SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable Award Agreement and shall be not less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4    Other Awards; Dividend Equivalent Rights.  The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2  Award Agreements.  Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “Award Agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3  Deferrals and Settlements.  Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose. The Administrator may also require or permit Participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4  Consideration for Common Stock or Awards.  The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a)	services rendered by the recipient of such award;
(b)	cash, check payable to the order of the Corporation, or electronic funds transfer;
(c)	notice and third party payment in such manner as may be authorized by the Administrator;
(d)	the delivery of previously owned shares of Common Stock;
(e)	by a reduction in the number of shares otherwise deliverable pursuant to the award; or
(f)	subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their Fair Market Value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable Award Agreement, the Administrator may at any time eliminate or limit a Participant’s ability to pay any purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.5  Definition of Fair Market Value.  For purposes of this Plan, “Fair Market Value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the principal securities exchange on which the Common Stock is listed or admitted to trade (the “Exchange”) for the date in question or, if no sales of Common Stock were reported on the Exchange on that date, the closing price (in regular trading) for a share of Common Stock on the Exchange on the last day preceding the date in question on which sales of Common Stock were reported on the Exchange. The Administrator may, however, provide with respect to one or more awards that the Fair Market Value shall equal the closing price (in regular trading) for a share of Common Stock on the Exchange on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on an established securities exchange as of the applicable date, the Fair Market Value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining Fair Market Value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that Fair Market Value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6  Transfer Restrictions.

5.6.1    Limitations on Exercise and Transfer.  Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the Participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the Participant.

5.6.2    Exceptions.  The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.6.3    Further Exceptions to Limits on Transfer.  The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)	transfers to the Corporation (for example, in connection with the expiration or termination of the award);
(b)	the designation of a beneficiary to receive benefits in the event of the Participant’s death or, if the Participant has died, transfers to or exercise by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;
(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if received by the Administrator;
(d)	if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by his or her legal representative; or
(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7  International Awards.  One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator from time to time. The awards so granted need not comply with the specific terms of this Plan to the extent the Committee determines other terms are necessary or desirable to satisfy securities, tax and other applicable laws of the jurisdictions relevant to such awards, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or any applicable listing agency.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1  General.  The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the Participant is not an employee of the Corporation or one of its Subsidiaries, is not a member of the Board, and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the Participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2  Events Not Deemed Terminations of Employment.  Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of: (a) medical leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3  Effect of Change of Subsidiary Status.  For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7. ADJUSTMENTS; ACCELERATION

7.1  Adjustments.

(a)	Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust: (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan); (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards; (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

(b)	Without limiting the generality of Section 3.4, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2  Corporate Transactions — Assumption and Termination of Awards.

(a)	Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, in any case in connection with which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (1) unless otherwise provided in the applicable Award Agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the Award Agreement, at either the “target” performance level or based on performance through the applicable transaction, as determined by the Administrator in its discretion); and (2) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).
(b)	Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable Award Agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.
(c)	For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in Fair Market Value to the per share consideration received by the stockholders participating in the event.
(d)	The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.
(e)	In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.
(f)	Without limiting the generality of Section 3.4, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.
(g)	The Administrator may override the provisions of this Section 7.2 by express provision in the Award Agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in this Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8. OTHER PROVISIONS

8.1  Compliance with Laws.  This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including, but not limited to, state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2  No Rights to Award.  No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3  No Employment/Service Contract.  Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other Participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an Award Agreement.

8.4  Plan Not Funded.  Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No Participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any Participant, beneficiary or other person. To the extent that a Participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5  Tax Withholding.  Upon any exercise, vesting, or payment of any award, or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)	The Corporation or one of its Subsidiaries shall have the right to require the Participant (or the Participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.
(b)	The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the Participant (or the Participant’s personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.
(c)	In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the Participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their Fair Market Value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy any applicable withholding obligation on exercise, vesting or payment.

8.6  Effective Date, Termination and Suspension, Amendments.

8.6.1    Effective Date.  This Plan is effective as of [                    ], 2022, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2    Board Authorization.  The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3    Stockholder Approval.  To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4    Amendments to Awards.  Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to Participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a Participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the no-repricing provision of Section 3.3.

8.6.5    Limitations on Amendments to Plan and Awards.  No amendment, suspension or termination of this Plan or amendment of any outstanding Award Agreement shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of the Participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7  Privileges of Stock Ownership.  Except as otherwise expressly authorized by the Administrator, a Participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the Participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8  Governing Law; Severability.

8.8.1    Choice of Law.  This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.8.2    Severability.  If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3    Construction.  It is the intent of the Corporation that the awards granted hereunder (and transactions permitted by such awards) will not result in the imposition of any tax liability pursuant to Section 409A of the Code and that, in the case of Participants who are or may be subject to Section 16 of the Exchange Act, that such awards and transactions qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. The provisions of this Plan and any applicable Award Agreement or other relevant document shall be construed and interpreted consistent with that intent.

8.9  Captions.  Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10 Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11 Non-Exclusivity of Plan.  Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12 No Corporate Action Restriction.  The existence of this Plan, the Award Agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary,

(e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No Participant, beneficiary or any other person shall have any claim under any award or Award Agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13 Other Company Benefit and Compensation Programs.  Payments and other benefits received by a Participant under an award made pursuant to this Plan shall not be deemed a part of a Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.14 Clawback Policy.  The awards granted under this Plan are subject to the terms of the Corporation’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

Annex H

DRAGONFLY ENERGY HOLDINGS CORP.

EMPLOYEE STOCK PURCHASE PLAN

1.	PURPOSE

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation (or a Subsidiary which may be designated by the Committee as a “Participating Subsidiary”) and to provide them with an additional incentive to advance the best interests of the Corporation.

2.DEFINITIONS

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

“Account” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).

“Board” means the Board of Directors of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Committee” means the committee appointed by the Board to administer this Plan pursuant to Section 12.

“Common Stock” means the common stock, par value [$0.         ] per share, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

“Compensation” means an Eligible Employee’s regular gross pay. Compensation includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: severance pay, overtime payments, commissions, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation right payments, the vesting or grant of restricted stock, the payment of stock units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income, bonuses, incentive compensation, special payments, fees and allowances. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Corporation or any Subsidiary.

“Contributions” means all bookkeeping amounts credited to the Account of a Participant pursuant to Section 7(a).

“Corporation” means Dragonfly Energy Holdings Corp., Inc., a Delaware corporation, and its successors.

“Effective Date” means [          ], 2022, the date this Plan was adopted by the Board.

“Eligible Employee” means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” (including any Subsidiaries which have become such after the date that this Plan is approved by the stockholders of the Corporation). Notwithstanding the foregoing and unless otherwise provided by the Committee in advance of the applicable Offering Period, “Eligible Employee” shall not include any employee:

(a)whose customary employment is for not more than five (5) months in a calendar year; or

(b)whose customary employment is for twenty (20) hours or less per week.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Exercise Date” means, with respect to an Offering Period, the last day of that Offering Period.

“Fair Market Value” on any date means:

(a)

if the Common Stock is listed or admitted to trade on a national securities exchange, the closing price of a share of Common Stock on such date on the principal national securities exchange on which the Common Stock is so listed or admitted to trade, or, if there is no trading of the Common Stock on such date, then the closing price of a share of Common Stock on such exchange on the last day preceding such date on which there was trading in the shares of Common Stock;

(b)	in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.

“Grant Date” means the first day of each Offering Period, as determined by the Committee and announced to potential Eligible Employees.

“Individual Limit” has the meaning given to such term in Section 4(b).

“New Exercise Date” has the meaning given to such term in Section 18.

“Offering Period” means the period of six (6) consecutive months commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period; provided, further, that the Committee may provide, as it deems appropriate and in advance of the applicable Offering Period, that such Offering Period will consist of multiple “purchase periods,” with an Exercise Date to occur at the end of each such purchase period. In no event will the Grant Date for an Offering Period occur on or before the Exercise Date (or the final Exercise Date, as the case may be) for the immediately preceding Offering Period.

“Option” means the stock option to acquire shares of Common Stock granted to a Participant pursuant to Section 8.

“Option Price” means the per share exercise price of an Option as determined in accordance with Section 8(b).

“Parent” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

“Participant” means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

“Participating Subsidiary” means any Subsidiary that has been designated in writing by the Committee as a Participating Subsidiary for purposes of this Plan.

“Plan” means this [NEWCO], Inc. Employee Stock Purchase Plan, as amended from time to time.

“Rule 16b-3” means Rule 16b-3 as promulgated by the Commission under Section 16, as amended from time to time.

“Share Limit” has the meaning given to such term in Section 4(a).

“Subscription Agreement” means the written enrollment agreement or applicable electronic form of enrollment agreement filed by an Eligible Employee with the Corporation (or its designee) pursuant to Section 6 to participate in this Plan.

“Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

3.	ELIGIBILITY

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

4.STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS

(a)

Aggregate Share Limit.  Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Corporation’s authorized but unissued Common Stock and any of its shares of Common Stock held as treasury shares. The maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan is [          ] shares, subject to adjustments pursuant to Section 17 (the “Share Limit”).

In addition, subject to adjustments pursuant to Section 17, the Share Limit shall automatically increase on the first trading day in January of each of the calendar years during the term of this Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) one percent (1%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (ii) [          ] shares of Common Stock, or (iii) such number of shares of Common Stock as may be established by the Board.

In the event that during a particular Offering Period all of the shares of Common Stock made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants’ Account balances.

(b)

Individual Share Limit.  The maximum number of shares of Common Stock that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is [          ] shares, subject to adjustments pursuant to Section 17 (the “Individual Limit”); provided, however, that the Committee may amend such Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval. The Individual Limit shall be proportionately adjusted for any Offering Period of less than six months, and may, at the discretion of the Committee, be proportionately increased for any Offering Period of greater than six months.

(c)

Shares Not Actually Delivered.  Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

5.OFFERING PERIODS

During the term of this Plan, the Corporation will offer Options to purchase Shares in each Offering Period to all Participants in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, Offering Periods will be of six (6) months duration. The Committee will specify, in advance of each Offering Period, the Grant Date of that Offering Period. Each Option shall become effective on the Grant Date of that Offering Period. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date of that Offering Period. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no Shares remain available for Options pursuant to Section 4.

6.PARTICIPATION

(a)

Enrollment.  An Eligible Employee may become a Participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and filed with the Corporation (or its designee) at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period.

(b)	Contribution Limits. Notwithstanding the foregoing, a Participant’s Contribution election shall be subject to the following limitations:
(i)	the $25,000 annual limitation set forth in Section 8(c);
(ii)	a Participant may not elect to contribute less than one percent (1%) or more than fifteen percent (15%) of his or her Compensation each pay period as Plan Contributions; and
(iii)	such other limits, rules, or procedures as the Committee may prescribe.
(c)

Content and Duration of Subscription Agreements.  Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (i) the Eligible Employee’s participation terminates pursuant to the terms hereof, (ii) the Eligible Employee files a new Subscription Agreement that becomes effective, or (iii) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7.METHOD OF PAYMENT OF CONTRIBUTIONS

(a)

Participation Account.  The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage (or amount, as applicable) of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.

(b)

Commencement of Payroll Deductions.  Payroll deductions with respect to an Offering Period shall commence as of the first day of the payroll period which coincides with or immediately follows the applicable Grant Date and shall end on the last day of the payroll period which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in this Section 7 or until his or her Plan participation terminates pursuant to Section 11.

(c)

Withdrawal During an Offering Period.  A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation (or its designee), in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form or applicable electronic withdrawal form which shall be completed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal election pursuant to this Section 7(c) with respect to an Offering Period shall only be effective, however, if it is received by the Corporation prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the Exercise Date). Partial withdrawals of Accounts, and other modifications or suspensions of Subscription Agreements, except as provided in Section 7(d) or 7(e), are not permitted.

(d)

Change in Contribution Elections for the Following Offering Period.  A Participant may discontinue, increase, or decrease the level of his or her Contributions (within Plan limits) by completing and filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any additional timing requirements that the Committee may impose, an election pursuant to this Section 7(d) shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election.

(e)

Discontinuing Contributions During an Offering Period.  A Participant may discontinue his or her Contributions (but not increase or otherwise decrease the level of his or her Contributions) during an Offering Period, by filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. An election pursuant to this Section 7(e) shall be effective no earlier than the first payroll period that starts after the Corporation’s receipt of such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(c), in which case the Participant’s Account will be paid to him or her in cash in accordance with Section 11(a)).

8.GRANT OF OPTION

(a)

Grant Date; Number of Shares.  On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of shares of Common Stock. The Option shall be exercised on the Exercise Date. The number of shares subject to the Option shall be determined by dividing the Participant’s Account balance as of the applicable Exercise Date by the Option Price.

(b)

Option Price.  The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a Share on the Grant Date of that Offering Period; or (ii) 85% of the Fair Market Value of a Share on the Exercise Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of Common Shares on the Grant Date of the Offering Period, or (2) the Fair Market Value of Common Shares on the Exercise Date of that Offering Period, or (3) the lesser of the Fair Market Value of Common Shares on the Grant Date of the Offering Period or the Fair Market Value of Common Shares on the Exercise Date of that Offering Period (or, for purposes of the foregoing clauses (2) and (3), the applicable Exercise Date of that Offering Period, as the case may be). Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per share be less than the par value of a share of Common Stock.

(c)

Limits on Share Purchases.  Notwithstanding anything else contained herein, a person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:

(i)

it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary; or

(ii)

such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

For purposes of the foregoing, a right to purchase stock accrues when it first becomes exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9.EXERCISE OF OPTION

Unless a Participant withdraws from an Offering Period pursuant to Section 7(c) or the Participant’s Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant’s part, and the maximum number of whole shares subject to such Option (subject to the Individual Limit set forth in Section 4(b) and the limitations contained in Section 8(c)) shall be purchased at the Option Price with the balance of such Participant’s Account.

If any amount which is not sufficient to purchase a whole share remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to such Participant as soon as administratively practicable after such date;

provided that the Committee may provide in advance of an Offering Period for any such amount with respect to that Offering Period to be credited to the Participant’s Account for the next Offering Period, if he or she is a Participant in such next Offering Period.

If the Share Limit of Section 4(a) is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date to purchase the number of Shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date.

If any amount which exceeds the Individual Limit set forth in Section 4(b) or one of the limitations set forth in Section 8(c) remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

10.DELIVERY OF SHARES

As soon as administratively practicable after the Exercise Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver shares of Common Stock and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

11.TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

(a)

General.  Except as provided in the next paragraph, if a Participant ceases to be an Eligible Employee for any reason at any time prior to the last day of an Offering Period in which he or she participates, or if the Participant timely elects to terminate Contributions and withdraw from the Plan pursuant to Section 7(c), such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Section 13) in cash, and such Participant’s Option and participation in the Plan shall be automatically terminated.

(b)

Change in Employment Status or Leave of Absence.  If a Participant (i) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Participating Subsidiary through the Exercise Date, or (ii) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Corporation or a Participating Subsidiary or on such leave through the applicable Exercise Date, such Participant’s Contributions shall cease, and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely election to terminate Contributions and withdraw from the Plan in accordance with Section 7(c), in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11(a).

(c)

Re-Enrollment.  A Participant’s termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant’s termination from Plan participation shall be deemed to be a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

(d)

Change in Subsidiary Status.  For purposes of this Plan, if a Participating Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan and will no longer be an Eligible Employee, unless the person continues as an Eligible Employee in respect of the Corporation or another Participating Subsidiary.

12.ADMINISTRATION

(a)

The Committee.  The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. Subject to the preceding sentence, the Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume or change the administration of this Plan.

(b)

Powers and Duties of the Committee.  The Committee shall administer this Plan and shall have full power and discretion to adopt, amend and rescind any rules it considers desirable and appropriate for the administration of this Plan and not inconsistent with the terms of this Plan (including, without limitation, rules and deadlines for making elections under the Plan, which deadlines may be more restrictive than the deadlines otherwise set forth in this Plan), to further define the terms used in this Plan, and to make all other determinations necessary or advisable for the administration of this Plan or the effectuation of its purposes. The Committee shall act by majority vote or by unanimous written consent. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan. The Committee shall have full power and discretionary authority to construe and interpret the terms and conditions of this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and any Participant or other person under this Plan, which construction or interpretation shall be final and binding on all parties including the Corporation, Subsidiaries, Participants and beneficiaries. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures, separate offerings, or sub-plans applicable to particular Subsidiaries or locations, which separate offerings or sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan. The Committee may delegate ministerial non-discretionary functions to third parties, including individuals who are officers or employees of the Corporation or Participating Subsidiaries.

(c)

Decisions of the Committee are Binding; Reliance on Experts.  Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan. Any action taken by, or inaction of, the Corporation, any Participating Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. In making any determination or in taking or not taking any action under this Plan, the Board or Committee, as the case may be, may obtain and may rely on the advice of experts, including professional advisors to the Corporation. No member of the Board or Committee, or officer or agent of the Corporation, will be liable for any action, omission or decision under the Plan taken, made or omitted in good faith.

(d)

Indemnification.  Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

13.DEATH BENEFITS

In the event of the death of a Participant, the Corporation shall deliver such shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Corporation), the Corporation, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.

14.TRANSFERABILITY

Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, as provided in Section 13.

The Corporation may require a Participant to hold any shares the Participant acquires under this Plan in a brokerage account identified by the Corporation until the date the shares are transferred, sold or otherwise disposed of in any way by the Participant, or such earlier time as the Corporation may determine.

15.USE OF FUNDS; INTEREST

All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise).

16.REPORTS

Statements shall be provided or made available (in writing or electronically) to Participants as soon as administratively practicable following each Exercise Date. Each Participant’s statement shall set forth, as of such Exercise Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

17.ADJUSTMENTS OF AND CHANGES IN THE STOCK

Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(a)

proportionately adjust any or all of (i) the number and type of shares of Common Stock or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (ii) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (iii) the Option Price of any or all outstanding Options, or (iv) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options; or

(b)

make provision for a cash payment in settlement of, or for the substitution or exchange of, any or all outstanding Options or the cash, securities or property deliverable to the holder of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.

In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.

Without limiting the generality of Section 12, any good faith determination by the Committee as to whether an adjustment is required in the circumstances pursuant to this Section 17, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

18.POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS

Upon a dissolution or liquidation of the Corporation, or any other event described in Section 17 that the Corporation does not survive, or does not survive as a publicly-traded company in respect of its Shares, subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Options that are then outstanding under the Plan, each Offering Period then in progress shall be shortened and a new Exercise Date shall be established by the Board or the Committee (the “New Exercise Date”), as of which date the Plan and any Offering Period then in progress shall terminate and all then-outstanding Options under this Plan shall be automatically exercised in accordance with the terms hereof; provided, however, that the New Exercise Date shall not be more than ten (10) days before the date of the consummation of such dissolution, liquidation or other event. The Option Price on the New Exercise Date shall be determined as provided in Section 8(b), and the New Exercise Date shall be treated as the “Exercise Date” for purposes of determining such Option Price.

19.TERM OF PLAN; AMENDMENT OR TERMINATION

(a)

Effective Date; Termination.  This Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after the tenth (10th) anniversary of the Effective Date, and this Plan shall terminate as of the Exercise Date on or immediately following such date unless sooner terminated pursuant to Section 4, Section 18 or this Section 19.

(b)

Board Amendment Authority.  The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part, without notice. Stockholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent. Without limiting the generality of the Committee’s amendment authority, the Committee shall have the right to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may become such after the Effective Date), to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2, and to change the definition of Compensation set forth in Section 2 (in each case, subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not constitute an amendment to this Plan requiring stockholder approval.

20.NOTICES

All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21.CONDITIONS UPON ISSUANCE OF SHARES

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of shares of Common Stock are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

22.PLAN CONSTRUCTION

(a)

Section 16.  It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange

Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.

(b)

Section 423.  Except as the Committee may expressly provide in the case of one or more separate offerings or sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code.

(c)

Interpretation.  If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

23.EMPLOYEES’ RIGHTS

(a)

No Employment Rights.  Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

(b)

No Rights to Assets of the Corporation.  No Participant or other person will have any right, title or interest in any fund or in any specific asset (including shares of Common Stock) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary, on the one hand, and any Participant or other person, on the other hand. To the extent that a Participant or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation. No special or separate reserve, fund or deposit will be made to assure any such payment.

(c)

No Stockholder Rights.  A Participant will not be entitled to any privilege of stock ownership as to any Shares not actually delivered to and held of record by the Participant. Except as expressly required by Section 17, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

24.MISCELLANEOUS

(a)

Governing Law; Severability.  This Plan, the Options, Subscription Agreements, and other documents related to this Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(b)

Captions and Headings.  Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

(c)

No Effect on Other Plans or Corporate Authority.  The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (i) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Stock), or (ii) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority.

(d)

No Effect on Other Compensation.  Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the Board of Directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides in writing.

25.STOCKHOLDER APPROVAL

Notwithstanding anything else contained herein to the contrary, the effectiveness of this Plan is subject to the approval of this Plan by the stockholders of the Corporation within twelve months after the Effective Date. No Shares shall be issued or delivered under this Plan until such stockholder approval is obtained and, if such stockholder approval is not obtained within such twelve-month period of time, all Contributions credited to a Participant’s Account hereunder shall be refunded to such Participant (without interest) as soon as practicable after the end of such twelve-month period.

26.TAX WITHHOLDING

Notwithstanding anything else contained herein to the contrary, the Corporation may deduct from a Participant’s Account balance as of an Exercise Date, before the exercise of the Participant’s Option is given effect on such date, the amount of any taxes which the Corporation reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the maximum number of whole shares of Common Stock subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount).

Should the Corporation for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should the Corporation or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code or at any other time in respect of a Participant’s participation in this Plan, the Corporation or Subsidiary, as the case may be, shall have the right at its option to (i) require the Participant to pay or provide for payment of the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (ii) deduct from the Participant’s Account or from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or an affiliate is required to withhold with respect to such event.

27.NOTICE OF SALE

Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (1) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (2) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such shares were acquired.

Annex I

May 13, 2022

Board of Directors

Chardan NexTech Acquisition 2 Corp.

1 E. Putnam Avenue, 4th Floor

Greenwich, CT 06830

Dear Members of the Board of Directors:

Chardan NexTech Acquisition 2 Corp., a Delaware corporation (“CNTQ”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to provide the Board of Directors (the “Board of Directors”) of CNTQ with a written opinion addressed to the Board of Directors as to whether, as of the date hereof, the consideration to be paid by CNTQ (in the form of CNTQ common stock, the “Consideration”) to the holders of capital stock of Dragonfly Energy, Inc., a Nevada corporation (“Dragonfly”) in connection with the Business Combination (as defined below) is fair to CNTQ, from a financial point of view (this “Opinion”). Pursuant to an Agreement and Plan of Merger (the “Merger Agreement,” and together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”) by and among CNTQ, [CNTQ2 Merger Sub, Inc.], a Nevada corporation and a wholly owned subsidiary of CNTQ (“Merger Sub”), and Dragonfly, a business combination between CNTQ and Dragonfly will be effected through the merger of Merger Sub with and into Dragonfly, with Dragonfly surviving the merger as a wholly owned subsidiary of CNTQ (the “Merger”). The combined company after the Business Combination is referred to herein as “New Dragonfly.”

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.Reviewed the following documents:

a.	The Merger Agreement;
b.	The term sheet for senior credit facilities (the “Facilities”) dated March 30, 2022 by and between Dragonfly and Energy Impact Credit Fund;
c.	Unaudited financial information for Dragonfly for the year ended December 31, 2018 and audited financial information for Dragonfly for the years ended December 31, 2019 through December 31, 2021;
d.	CNTQ’s draft S-4 dated April 20, 2022;
e.	CNTQ’s S-1 dated August 5, 2021;
f.	CNTQ’s audited financial statements for the year ended December 31, 2021 filed on form 10-K;

g.

Financial projections for New Dragonfly for the calendar years 2022 and 2023, provided to us by the management of Dragonfly, approved for our use by management of CNTQ and to be included in the CNTQ S-4 (the “Financial Projections”); and

h.	The Dragonfly Investor Presentation dated April 2022;
2.

Discussed the information referred to above and the background and other elements of the Business Combination with the management of CNTQ and certain members of the Board of Directors (in their capacity as members of the Board of Directors);

3.	Discussed with CNTQ and Dragonfly management the plans and intentions with respect to the management and operation of New Dragonfly following the completion of the Business Combination;
4.

Discussed with CNTQ management and certain members of the Board of Directors (in their capacity as members of the Board of Directors) their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant for comparison to New Dragonfly; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Business Combination, Duff & Phelps, with CNTQ’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including CNTQ and Dragonfly and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and did not independently verify such information;

2.

Relied upon the fact that the Board of Directors and CNTQ have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

4.

Assumed that information supplied by and representations made by CNTQ and Dragonfly and their respective management are substantially accurate regarding CNTQ, Dragonfly, New Dragonfly, and the Business Combination;

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;
6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
7.

Assumed that the PIPE Investment (as defined in the Merger Agreement) and the Facilities will be completed as contemplated by the draft documents reviewed by Duff & Phelps and as described by management of Dragonfly and CNTQ;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of CNTQ or Dragonfly since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in a timely manner in accordance with the Merger Agreement without any material amendments thereto or any material waivers of any terms or conditions thereof; and

10.

Assumed that the consummation of the Business Combination will comply in all respects with all applicable foreign, federal, state and local statutes, rules and regulations and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on CNTQ, Dragonfly, New Dragonfly, or the contemplated benefits expected to be derived in the Business Combination.

Given CNTQ’s nature as a special purpose acquisition company, for purposes of this Opinion and its analysis and with CNTQ’s consent, Duff & Phelps has assumed a value of $10.15 per share for CNTQ’s Common Stock, with such $10.15 value being based on CNTQ’s initial public offering and CNTQ’s approximate cash per outstanding share of CNTQ Common Stock (excluding, for the avoidance of doubt, the dilutive impact of founder shares or any Public Warrants, Private Warrants or other rights). Further, for purposes of this Opinion and its analysis and with CNTQ’s consent, Duff & Phelps has assumed the accuracy and completeness of the capitalization information for New Dragonfly prepared by CNTQ, pro forma for the Business Combination, the PIPE Investment and the Facilities.

To the extent that any of the foregoing assumptions, representations or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the solvency of CNTQ, Dragonfly, or New Dragonfly or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of CNTQ or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from CNTQ’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Business Combination, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Business Combination.

Duff & Phelps has assumed that the Merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Duff & Phelps is not expressing any view or rendering any opinion regarding the tax consequences of the Merger to CNTQ, Dragonfly, New Dragonfly or their respective shareholders.

Duff & Phelps is not expressing any opinion as to the market price or value of CNTQ’s Common Stock or the equity of Dragonfly or New Dragonfly (or anything else) either before or after the consummation of the Business Combination or how any such shares may trade at any time. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of CNTQ’s, Dragonfly’s, or New Dragonfly’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of CNTQ’s or Dragonfly’s officers, directors, or employees, or any class of such persons, relative to the Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Board of Directors in connection with the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety and the description hereof in the proxy statement/prospectus and any other filing CNTQ is required to make with the Securities and Exchange Commission in connection with the Business Combination if such inclusion is required by the applicable law.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) does not address or express any view on any transaction related to the Business Combination, including the PIPE Investment and the Facilities; (iii) is not a recommendation as to how the Board of Directors or any stockholder of CNTQ or Dragonfly should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction, and (iv) does not indicate that the Consideration is the best possibly attainable by CNTQ under any circumstances; instead, it merely states whether the Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of (a) the Business Combination (including, without limitation, the form or structure of the Business Combination) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Business Combination, including the PIPE Investment and the Facilities, or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of CNTQ or Dragonfly (including, without limitation, the fairness or the potential dilutive or other effects of the Business Combination or the PIPE Investment).

This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of CNTQ or any other party). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of New Dragonfly by any stockholder or group of stockholders of Dragonfly (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of CNTQ, Dragonfly, New Dragonfly or any other party).

This Opinion does not in any way address the appropriate capital structure of New Dragonfly, whether New Dragonfly should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination (including, without limitation, the PIPE Investment and the Facilities) or the likelihood of obtaining such financing, or whether or not Dragonfly, CNTQ, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and CNTQ, dated January 24, 2022 (the “Engagement Letter”). The use and disclosure of this Opinion is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of such fee is payable upon delivery of the Opinion and a portion is payable upon and subject to the closing of the Business Combination. Duff & Phelps previously provided a fairness opinion to an affiliate of CNTQ in connection with an unrelated transaction. For this prior engagement, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Duff & Phelps may seek to provide CNTQ, Dragonfly, New Dragonfly and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Consideration to be paid by CNTQ to the holders of capital stock of Dragonfly pursuant to the Merger Agreement is fair to CNTQ, from a financial point of view.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps

Duff & Phelps Opinions Practice

Kroll, LLC

Annex J

EXECUTION VERSION

May 15, 2022

Dragonfly Energy Corp.
1190 Trademark Dr. #108
Reno, Nevada 89521
Attention: Denis Phares

Chardan NexTech Acquisition 2 Corp.
17 State Street, Suite 2130
New York, NY 10004

Re:   Commitment Letter

Ladies and Gentlemen:

You have advised EICF Agent LLC (“EICF”; references to EICF in this Commitment Letter shall include any affiliated funds of EICF which may provide the Facility) and CCM Investments 5 LLC (“Chardan Commitment Party” and collectively with EICF, the “Initial Commitment Parties”, “we” or “us”; references to Chardan Commitment Party in this Commitment Letter shall include any controlled affiliate(s) of Chardan Commitment Party which may provide the Facility) that Chardan NexTech Acquisition 2 Corp., a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“CNTQ”), plans to engage in a business combination transaction and the other transactions more particularly described on Exhibit A attached hereto (collectively, the “Transactions”) with Dragonfly Energy Corp., a Nevada corporation, (“Dragonfly” and collectively, with its subsidiaries or controlled affiliates, the “Borrower” and collectively with CNTQ and its subsidiaries, the “Credit Parties” or “you”). You have requested that EICF agree to commit to provide a portion of the Facility and to serve as lead arranger and administrative agent for the Facility. You have requested that Chardan Commitment Party agree to commit to provide a portion of the Facility. References herein to the “Transaction” shall include the financings described herein and all other transactions related to the Transaction. Capitalized terms used but not defined in the body of this commitment letter have the meanings assigned to them in the exhibits attached hereto. References herein to this “Commitment Letter” mean this commitment letter together with each of the exhibits attached hereto.

Commitments.

In connection with the Transaction, the Initial Commitment Parties are pleased to commit to provide, on a several and not joint basis, to Borrower $75,000,000 by way of a senior secured term loan facility (the “Facility”) on the terms set forth in the Summary of Terms and Conditions attached hereto as Exhibit B and subject solely to the satisfaction of the conditions set forth in Exhibit C hereto. In connection with the foregoing, the Initial Commitment Parties commit to provide the percentage of the Facility set forth opposite their name under the column titled “Commitment Percentage” in the table below.

Commitment Party	Commitment Percentage
EICF Agent LLC	40%
Chardan Commitment Party	60%

In the event that the Facility closes without Chardan Commitment Party having assigned its obligations as an Initial Commitment Party to one or more assignees, then, for purposes of all voting, consent and approval matters under this Commitment Letter or the Loan Documents, Chardan Commitment Party shall be disenfranchised and have no such rights, subject to exceptions to be agreed and set forth in the Loan Documents.

Titles.

It is agreed that EICF will act as the sole and exclusive administrative agent (“Agent”), and the lead arranger and book manager (“Lead Arranger”), and in each such capacity, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other agents, co-agents, underwriters or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Facility unless you and the Initial Commitment Parties shall so agree. The Lead Arranger and the Initial Commitment Parties intend to syndicate the Facility to a group of financial institutions (together with EICF and Chardan Commitment Party, the “Lenders”) identified by us in consultation with you. EICF and Chardan Commitment Party intend to commence syndication efforts promptly and you hereby authorize the Lead Arranger and Initial Commitment Parties to commence syndication efforts immediately in consultation with you, and until ninety (90) days after the Closing Date, you hereby agree to use commercially reasonable efforts to actively assist us in completing a syndication satisfactory to us and you. Notwithstanding any other provision of this Commitment Letter to the contrary, (a) no Initial Commitment Party shall be relieved or novated from its obligations hereunder (including its obligation to fund the Facility on the Closing Date) in connection with any syndication, assignment or participation of the Facility, including its commitments in respect thereof, until after the Closing Date (except as set forth under the “Miscellaneous” heading below with respect to the Chardan Assignment), (b) no assignment or novation shall become effective with respect to all or any portion of any Initial Commitment Parties’ commitments in respect of the Facility until the initial funding of the Facility on the Closing Date (except as set forth under the “Miscellaneous” heading below with respect to the Chardan Assignment), (c) unless you and we agree in writing, the Initial Commitment Parties shall retain exclusive control over all rights and obligations with respect to their commitments in respect of the Facility, including all rights with respect to consents, modifications, supplements and amendments, until the Closing Date has occurred (except as set forth under the “Miscellaneous” heading below with respect to the Chardan Assignment), and (d) syndication of the Facility is not a condition to the availability of the Facility. For the avoidance of doubt, from and after the Closing Date, the Loan Documents shall permit assignments of the loans and commitments by the Lenders to their controlled affiliates and related funds on customary terms to be agreed.

Information.

You hereby represent and warrant that (with respect to Information and Projections relating to the Credit Parties and their subsidiaries, to your knowledge) (a) all written information and written data, other than (x) the Projections (as defined below) and (y) information of a general economic or industry specific nature (the “Information”), that has been or will be made available to us by you or, at your direction, by any of your representatives on your behalf in connection with the Transactions, when taken as a whole, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates thereto) and (b) the Projections will be prepared in good faith based upon assumptions that are believed by you to be reasonable at the time such Projections are so furnished; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement prior to the Closing Date the Information and such Projections such that (with respect to Information and Projections relating to the Credit Parties, such representations and warranties are correct in all material respects under those circumstances; provided that any such supplementation made prior to the Closing Date shall cure any breach of such representations and/or warranties. In arranging the Facility, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof. As used herein, “Projections” means customary forecasts of financial statements of the Credit Parties (giving effect to the Transactions) for each month for the first twenty four months following the Closing Date and for each year commencing with the first fiscal year following the Closing Date for the term of the Facility.

Fees.

As consideration for the commitments of the Initial Commitment Parties hereunder and for the agreement of the Lead Arranger and the Initial Commitment Parties to perform the services described herein, the Credit Parties agree to pay the nonrefundable fees set forth in this Commitment Letter and in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

Conditions.

The commitments of the Initial Commitment Parties hereunder to fund the Facility on the Closing Date and the agreements of the Lead Arranger and the Initial Commitment Parties to perform the services described herein are subject solely to the conditions set forth in Exhibit C hereto, and upon satisfaction (or waiver by the Initial Commitment Parties) of such conditions, the funding of the Facility shall occur; it being understood that there are no other conditions (implied or otherwise) to the commitments hereunder.

Notwithstanding anything in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Loan Documents, or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (a) the only representations and warranties the accuracy of which shall be a condition to the availability and funding of the Facility on the Closing Date shall be (i) such of the representations and warranties made by or on behalf of the Credit Parties and their related parties in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you (or any of your affiliates) have the right to terminate your or any of their obligations under the Merger Agreement or to decline to consummate the Transactions as a result of a breach of such representations or warranties in the Merger Agreement (to such extent, the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as defined below) and (b) the terms of the Loan Documents shall be in a form such that they do not impair the availability or funding of the Facility on the Closing Date if the conditions set forth in Exhibit C hereto are satisfied (it being understood that to the extent any security interest in any Collateral (as defined in Exhibit D) (other than to the extent that a security interest in such Collateral may be perfected by (x) the filing of a financing statement under the Uniform Commercial Code, (y) taking delivery and possession of certificated equity interests of the Borrower and any domestic subsidiaries of the Borrower pledged under the Loan Documents and (z) the filing of short form intellectual property filings with the United States Patent and Trademark Office or the United States Copyright Office) is not or cannot be provided or perfected on the Closing Date after Borrower’s use of commercially reasonable efforts to do so, then the perfection and/or provision of a security interest in such Collateral shall not constitute a condition precedent to the availability of the Facility on the Closing Date but instead shall be required to be delivered after the Closing Date within forty-five (45) days. For purposes hereof, “Specified Representations” means the representations and warranties of the Credit Parties set forth in the Loan Documents relating to organizational existence of the Credit Parties; good standing and qualification of the Credit Parties; power and authority of the Credit Parties as to execution, delivery and performance of the Loan Documents; due authorization, execution and delivery of the Credit Parties and enforceability against the Credit Parties, in each case, with respect to the Loan Documents; the absence of any third-party litigation or other proceeding enjoining the entry into or performance of the Loan Documents; no conflicts with material applicable law and no conflicts with, or consent under, organizational documents of the Credit Parties related to the entering into and the performance of the Loan Documents and the incurrence of the extensions of credit thereunder; solvency as of the Closing Date (after giving effect to the Transactions) of Guarantor and its subsidiaries on a consolidated basis (in form and scope consistent with the solvency certificate in the form attached as Exhibit E hereto); status of the Facility as senior debt; Federal Reserve margin regulations; the use of loan proceeds not violating the PATRIOT Act; the Investment Company Act; use of loan proceeds not violating OFAC and other anti-terrorism laws; use of loan proceeds not violating FCPA; certain SBA representations and warranties and delivery of SBA Documents described in Exhibit B; assets and holding company only status of CNTQ; and, subject to the limitations set forth in clause (b) above and liens permitted under the Loan Documents, creation, validity and perfection of security interests in the Collateral. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provisions”.

For the avoidance of doubt, neither compliance by you and/or your affiliates with the terms and conditions of this Commitment Letter (other than the conditions set forth in Exhibit C hereto) nor the syndication of the Facility is a condition to either Initial Commitment Party’s several commitment to fund the Facility in the amounts described above or the obligations of the Lead Arranger and the Initial Commitment Parties hereunder, in each case, on the terms set forth herein. Without limiting the Certain Funds Provisions, the Lead Arranger and the Initial Commitment Parties will cooperate with you as reasonably requested in coordinating the timing and procedures for the funding of the Facility in a manner consistent with the Merger Agreement; provided, however, in no event shall the Initial Commitment Parties be required to fund the Facility after the Expiration Date.

Indemnity.

To induce us to enter into this Commitment Letter and the Fee Letter and to proceed with the documentation of the Facility, you agree, jointly and severally, whether or not the Facility Closes, (a) to indemnify and hold harmless each Initial Commitment Party, its affiliates and the respective officers, directors, employees, agents, advisors and other representatives and the successors and assigns of each of the foregoing (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of, resulting from or in connection with, this Commitment Letter, the Fee Letter, the Transactions or any related transaction contemplated hereby, the Facility or any use of the proceeds thereof or any claim, litigation, investigation or proceeding (including any inquiry or investigation) relating to any of the foregoing (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates, creditors or any other third person, and to reimburse each such Indemnified Person upon demand for any reasonable and documented or invoiced out-of-pocket legal expenses of one firm of counsel for all such Indemnified Persons, taken as a whole, if necessary, one specialty intellectual property counsel, and, if necessary, a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole, and, solely in the case of a conflict of interest, one additional counsel in each applicable jurisdiction to the affected Indemnified Persons) or other reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not (i) (x) apply to any losses, claims, damages and liabilities that do not involve an act or omission by you or any of your affiliates and (y) arise from a dispute among the Indemnified Persons (other than in connection with any Initial Commitment Party acting in its capacity as Lead Arranger, an Agent or any other agent or co-agent (if any) designated by the Lead Arranger, in each case in their respective capacities as such), or (ii) as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person or any of such Indemnified Person’s controlled affiliates (as determined by a court of competent jurisdiction in a final and non-appealable judgment) and (b) to reimburse us on the Closing Date and from time to time, upon presentation of a summary statement, for all expenses (including due diligence expenses, syndication expenses, consultant’s fees and expenses, travel expenses, and its fees, charges and disbursements of counsel (limited to one firm of counsel for each of the Initial Commitment Parties; one specialty intellectual property counsel to the Initial Commitment Parties; if necessary, one counsel for a third party administrative agent; if necessary, a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions), in each case, incurred in connection with (i) the Loan Documents and (ii) the preparation, administration, amendment, modification or waiver, negotiation and enforcement of this Commitment Letter, the Fee Letter, the Loan Documents and any security arrangements in connection therewith (collectively, the “Expenses”).

Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Initial Commitment Parties and their affiliates (the term “Initial Commitment Parties” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the Facility, the Transactions and otherwise. You also acknowledge that the Initial Commitment Parties have no obligation to use in connection with the Facility, the Transaction, or to furnish to you, confidential information obtained from other companies.

You acknowledge that neither this Commitment Letter, the Fee Letter, nor any other proposed transaction shall give rise to any fiduciary duty or exclusive relationship on the part of the Initial Commitment Parties or any lender or any of their respective affiliates and that they may continue to conduct their respective businesses in the ordinary course.

Miscellaneous.

This Commitment Letter and the Fee Letter shall not be assignable by any party hereto (other than by each Initial Commitment Party to its respective controlled affiliates or affiliates under common control with the applicable Initial Commitment Party engaged in making, purchasing, holding or investing in commercial loans and similar extensions of credit in the ordinary course upon written notice to you and upon the execution by such affiliate of customary joinder documentation to this Commitment Letter) without the prior written consent of the other parties hereto (and any purported assignment without such consent shall be null and void), are intended to be solely for the benefit of the parties hereto and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. Notwithstanding anything herein to the contrary, this Commitment Letter and the Fee Letter shall be assignable by Chardan Commitment Party (but, for the avoidance of doubt, not any assignee of Chardan Commitment Letter) to other financing sources reasonably acceptable to the Lead Arranger (it being agreed that BP Holdings XVII LP (or any affiliate, fund, account, or lending vehicle managed or advised by Beach Point Capital Management LP) is a financing source reasonably acceptable to the Lead Arranger) upon written notice to you and upon the execution by such financing source of customary joinder documentation to this Commitment Letter (the “Chardan Assignment”). Upon effectiveness of any such assignment, all references hereunder to Chardan Commitment Party will automatically and without the necessity of further action be deemed to refer to such other financing sources. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Initial Commitment Parties.

In no event shall any Credit Party, the Agent, Lead Arranger, Initial Commitment Parties or Lenders be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Transactions (including the Facility and the use of proceeds thereunder), or with respect to any activities related to the Facility, including the preparation of this Commitment Letter, the Fee Letter and the Loan Documents; provided, that, nothing contained in this sentence shall limit the indemnification and reimbursement obligations of any Credit Party to the extent expressly set forth herein.

Each Initial Commitment Party acknowledges that, as described in the final prospectus relating to CNTQ’s initial public offering (the “IPO”) filed with the Securities and Exchange Commission on August 10, 2021 (the “Prospectus”), CNTQ has established a trust account (the “Trust Account”) containing the proceeds of the IPO and the overallotment securities acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of CNTQ’s public stockholders (including overallotment shares acquired by CNTQ’s underwriters), and that, except as otherwise described in the Prospectus, CNTQ may disburse monies from the Trust Account only upon certain conditions. Each Initial Commitment Party hereby agrees that in connection with such Initial Commitment Party’s commitment under this Commitment Letter, no Indemnified Person shall seek to enforce any right of set-off or any right, title, interest or claim of any kind (a “Claim”) in or to any monies in the Trust Account prior to the consummation of CNTQ’s initial business combination. In the event that an Indemnified Person has any Claim against CNTQ under this Commitment Letter such Indemnified Person shall pursue such Claim solely against CNTQ and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account prior to the consummation of CNTQ’s initial business combination. CNTQ hereby agrees that any such Claim any Indemnified Person may have arising at any time prior to the consummation of its initial business combination is not waived or released pursuant to this paragraph but may be preserved and initiated against CNTQ at any time after its initial business combination and, notwithstanding anything to the contrary set forth herein, nothing in this paragraph shall preclude any claims by any Indemnified Person against (x) CNTQ or any of the CNTQ’s affiliates seeking recourse against any assets of CNTQ other than the Trust Account or the contents thereof or (y) assets released from the Trust Account upon the consummation of the CNTQ’s initial business combination to parties other than CNTQ’s public stockholders in connection with their redemption rights pursuant to the CNTQ’s certificate of incorporation as currently in effect.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as a delivery of a manually executed counterpart hereof. This Commitment Letter together with the Fee Letter are the only agreements that have been entered into among the Credit Parties and the Initial Commitment Parties with respect to the Facility and set forth the entire understanding of the parties with respect thereto. THIS COMMITMENT LETTER MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY ACTUAL OR ALLEGED PRIOR, CONTEMPORANEOUS OR SUBSEQUENT UNDERSTANDINGS OR AGREEMENTS OF THE PARTIES, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OTHER THAN A WRITING EXECUTED BY THE PARTIES HERETO WHICH EXPRESSLY AMENDS OR SUPERSEDES THIS COMMITMENT LETTER. ALL OTHER WRITINGS ISSUED BY THE INITIAL COMMITMENT PARTIES TO YOU PRIOR TO THE DATE HEREOF WITH RESPECT TO THE FACILITY, ARE NULL AND VOID AND OF NO EFFECT. THERE ARE NO UNWRITTEN ORAL UNDERSTANDINGS OR AGREEMENTS BETWEEN THE PARTIES.

THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

WITH RESPECT TO THIS COMMITMENT LETTER, THE FEE LETTER, ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR ANY ACT OR OMISSION COMMITTED OR OMITTED IN CONNECTION THEREWITH, THE INITIAL COMMITMENT PARTIES AND THE BORROWER HEREBY EXPRESSLY (A) WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION PERTAINING THERETO OR ARISING IN CONNECTION THEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, (B) CONSENT AND AGREE THAT THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY STATE COURTS SITTING IN NEW YORK CITY, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG ANY OF THE PARTIES PERTAINING TO OR ARISING IN CONNECTION THEREWITH, PROVIDED, THAT THE INITIAL COMMITMENT PARTIES AND THE CREDIT PARTIES ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF SUCH JURISDICTION, (C) CONSENT TO SUCH JURISDICTION FOR ANY ACTION COMMENCED IN ANY SUCH COURT, AND (D) WAIVE ANY OBJECTIONS BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR INCONVENIENT FORUM.

The Initial Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) the “PATRIOT Act”), the Initial Commitment Parties and each other lender may be required to obtain, verify and record information that identifies the Credit Parties, which information includes the name, address, tax identification number and other information regarding the Credit Parties that will allow the Initial Commitment Parties and any such lender to identify the Credit Parties in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Initial Commitment Parties and each such other lender.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter, together with the amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later than 5:00 p.m., New York City time, on May 16, 2022. This Commitment Letter will expire at 5:00 p.m., New York City time, on May 16, 2022 (time being of the essence as to all time periods specified herein), unless previously accepted by you in the manner described above. If this Commitment Letter is accepted but the Closing Date shall not have occurred by October 31, 2022, or such later date reasonably acceptable to the Initial Commitment Parties, all commitments hereunder will expire and neither Commitment Party will have any liability or further obligation for such commitments. In the event that (i) the Merger Agreement is terminated without the consummation of the Combination having occurred or (ii) the closing of the Combination occurs without the use of the Facility, then this Commitment Letter and the Initial Commitment Parties’ commitments hereunder shall automatically terminate without further action or notice and without further obligation to you unless we shall, in our sole discretion, agree to an extension. The compensation, reimbursement, indemnification, trust account waiver, Fee Letter, absence of fiduciary duty, jurisdiction, governing law, venue and waiver of jury trial provisions contained herein shall remain in full force and effect in accordance with their terms notwithstanding the termination of this Commitment Letter or the Initial Commitment Parties’ commitments hereunder.

The Initial Commitment Parties are pleased to have been given the opportunity to assist you in connection with this important financing.

[Signature Page Follows]

Very truly yours,

EICF AGENT LLC, as EICF and an Initial Commitment Party

By:
	Name:	Harry Giovani
	Title:	Authorized Signatory

CCM INVESTMENTS 5 LLC, as Chardan Commitment Party and an Initial Commitment Party

By:
Name:
Title:

Commitment Letter Signature Page

Accepted and agreed to as of the date first written above by:

DRAGONFLY ENERGY CORP.

By:
Name:
Title:

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:
Name:
Title:

Commitment Letter Signature Page

EXHIBIT A

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter to which this Exhibit A is attached or in the other Exhibits to such Commitment Letter.

Chardan NexTech Acquisition 2 Corp., a blank check company incorporated as a Delaware corporation and incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“CNTQ”), intends to engage in a business combination transaction (the “Combination”) with Dragonfly Energy Corp., a Nevada corporation (the “Borrower”), by having its direct wholly owned subsidiary, Bronco Merger Sub, Inc., a Nevada corporation (“Merger Sub”), merge with and into the Borrower, with the Borrower continuing as the surviving corporation and as a wholly owned subsidiary of CNTQ, in each case in accordance with the Merger Agreement, dated as of May 16, 2022 (the “Merger Agreement”), by and among CNTQ, Merger Sub and Dragonfly.

In connection with the foregoing, it is intended that:

(a)	the Borrower shall obtain a senior secured term loan facility in an aggregate principal amount of $75 million, and the proceeds of the Term Loan will be available to (i) support the Combination, (ii) consummate the Refinancing (as defined below), (iii) fund the Transaction Costs (as defined below), (iv) provide additional growth capital and (v) for other general/corporate purposes;
(b)	CNTQ will enter into a subscription agreement (as amended or modified from time to time, the “Subscription Agreement”) with Chardan Capital Markets, LLC (the “Initial PIPE Investor”) pursuant to which, and on the terms and subject to the conditions of which, the Initial PIPE Investor will agree to purchase from CNTQ or in the open market shares of CNTQ Common Stock, par value $0.0001 per share, with the aggregate purchase price under the Subscription Agreement being at least $5,000,0000 (the “PIPE Investment”), such purchase to be consummated prior to or substantially concurrently with the Closing Date;
(c)	the Borrower will repay (or will cause to be repaid) all outstanding indebtedness and other obligations incurred and outstanding in connection with the issuance and disbursement of proceeds of Dragonfly’s Fixed Rate Senior Notes, Series 2021-6 issued pursuant to that Trust Indenture, dated as of November 24, 2021, between Dragonfly and UMB Bank, and with respect to which proceeds thereof were disbursed pursuant to the Proceeds Disbursing and Security Agreement, dated as of November 24, 2021, among Dragonfly, as issuer, UMB Bank, National Association, as disbursing agent, and Newlight Capital LLC, as servicer, and all related security interests, liens and guarantees in respect thereof shall be terminated and released; and
(d)	the fees, premiums, expenses (including without limitation, legal fees and expenses and recording taxes and fees) and other transaction costs incurred in connection with the Transactions (the “Transaction Costs”) will be paid.

The transactions described above and the payment of related fees and expenses are collectively referred to herein as the “Transactions”, and the transactions described in clause (c) above are referred to herein as the “Refinancing”. For purposes of this Commitment Letter and the Fee Letter, “Closing Date” shall mean the date of the initial funding under the Facility, the consummation of the PIPE Investment and the consummation (substantially concurrently with such initial funding) of the Transactions.

EXHIBIT B

Summary of Terms and Conditions

See attached.

EXHIBIT C

Summary of Conditions Precedent

The initial borrowing and availability under the Facility shall be subject solely to the satisfaction or waiver (by the Initial Commitment Parties) of the following conditions, which shall be subject to the Certain Funds Provisions in all respects:

1.The Combination shall have been consummated (or shall be consummated substantially concurrently with the borrowing under the Facility) in accordance with the Merger Agreement in all material respects, but without giving effect to any modifications, amendments, waivers or consents to the Merger Agreement as in effect on the date hereof that are material and adverse to Agent, Lead Arranger or the Lenders without the consent of the Initial Commitment Parties; provided that any amendment or waiver to the terms of the Merger Agreement that has the effect of increasing the cash consideration required to be paid thereunder on the Closing Date will not be deemed to be adverse to the Lenders if such increase is funded with an increase in the aggregate amount of the equity contribution required by the terms hereof.
2.Agent shall have received the following: (a) duly executed Loan Documents, which shall be substantially consistent with the Commitment Letter and Term Sheet, (b) customary legal opinions, (c) customary evidence of authority, (d) customary officer’s certificates, (e) good standing certificates (to the extent applicable) in the respective jurisdictions of organization of the Credit Parties, (f) a customary funding request for each Initial Commitment Party, (g) a solvency certificate in the form attached as Exhibit E hereto, (h) the SBA Documents described in Exhibit B, (i) substantially concurrently with the borrowing under the Facility, the warrants described in Exhibit B, and (j) a completed customary perfection certificate, in each case subject to the Certain Funds Provision.
3.The Borrower shall have paid (or caused to be paid), to the extent invoiced at least one (1) business day prior to the Closing Date, all fees and expenses due to Initial Commitment Parties and the Lenders under the Commitment Letter required to be paid on the Closing Date.
4.The Specified Representations and the Specified Merger Agreement Representations shall be true in all material respects; provided that any such Specified Representation or Specified Merger Agreement Representation that is qualified by materiality shall be true in all respects (except in the case of any Specified Representation or Specified Merger Agreement Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be).
5.There shall not have occurred a Company Material Adverse Effect (as defined in the Merger Agreement) after the date of the Merger Agreement.
6.The Agent shall have received (i) no later than (30) days of the end of each such calendar month, internal monthly financials for the Borrower for each calendar month beginning with April, 2022 through the calendar month ended at least thirty (30) days before the Closing Date and (ii) a pro forma consolidated balance sheet of Guarantor as of the last day of the most recent fiscal month ended at least thirty (30) days before the Closing Date, prepared after giving effect to the Combination as if the Combination has occurred as of such date.
7.The Refinancing shall have been consummated substantially concurrently with the initial borrowing under the Facility on the Closing Date and all liens and security interests (including UCC financing statements filed to secure present or future obligations) encumbering any of the Collateral shall substantially concurrently be terminated.
8.Subject to the Certain Funds Provision, all documents and instruments required to create and perfect the Agent’s security interests in the Collateral under the Loan Documents shall have been delivered (and if applicable, executed) and be in the proper form for filing and shall otherwise be in form and substance reasonably satisfactory to the Agent and the Agent shall have received bringdown UCC, tax and judgment lien searches with respect to the Credit Parties which results shall be consistent in all material respects with such lien search results reviewed by Agent on or before the date of this Commitment Letter.

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9.The Agent shall have received, all documentation and other information about the Credit Parties required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.
10.On the Closing Date and after giving effect to the Facility and payment of all expenses related to the Combination, Borrower shall have minimum unrestricted cash of at least $22.5 million.
11.Contribution to Borrower on or prior to the Closing Date of $5 million of gross cash proceeds in the form of additional equity in connection with the Combination.
12.Entry into definitive documentation to establish a $150 million committed equity facility on terms similar to those set forth in the letter agreement, together with the Summary of Indicative Terms attached as an exhibit thereto, dated May 15, 2022, duly executed by CNTQ, Dragonfly and CCM Investments 5 LLC or on any other customary terms taking into account the market for committed equity lines and the particular investor or investors.
13.Agent shall have received any amendments or modifications to the Merger Agreement.
14.Denis Phares and Sean Nichols shall continue to be employed by Borrower as of the Closing Date in their current capacities as chief executive officer and chief operating officer, respectively[, and shall have executed and delivered to the Company and the Lenders a customary restrictive covenant agreement, providing for customary non-compete, non-solicit, confidentiality, assignment of inventions provisions and other customary provisions.]1

[1]	NTD: Bracketed language remains under review subject to ongoing discussions.

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EXHIBIT D2

Certain Financial Definitions3

The following definitions will be set forth in the Loan Documents as provided below:

“Collateral” shall mean all of the following property and assets of the Credit Parties, whether real or personal, tangible or intangible, and whether now owned or hereafter acquired, or in which it now has or at any time in the future may acquire any right, title, or interest:

(a)	all Accounts;
(b)	all deposit accounts;
(c)	all other bank accounts and all funds on deposit therein; all money, cash and cash equivalents;
(d)	all investment property;
(e)	all Stock and all Distributions in respect thereof;
(f)	all goods (including, without limitation, inventory, equipment, and fixtures);
(g)	all chattel paper, documents and instruments;
(h)	all Books and Records;
(i)

all general intangibles (including, without limitation, all Intellectual Property, Intellectual Property applications, contract rights, choses in action, payment intangibles, licenses, Permits, and software, and all rights and interests under any key man life insurance policies);

(j)	all letter-of-credit rights;

(k) all commercial tort claims;

(l)

all property, including all property of every description, in custody or in transit for any purpose, including safekeeping, collection or pledge, for the account of Borrower or any Credit Party or to which Borrower or any Credit Party may have any right or power, including but not limited to cash;

(m)	all other goods (including but not limited to fixtures) and personal property, whether tangible or intangible and wherever located;
(n)	all supporting obligations and consents and agreements of any kind or nature that are material to the operation, management, maintenance and conduct of any Credit Party;
(o)	all Real Property of every kind and nature, including leases; and
(p)

to the extent not otherwise included, all Proceeds, tort claims, insurance claims and other rights to payment not otherwise included in the foregoing and products of all and any of the foregoing and all accessions to, substitutions and replacements for, and rents and profits of, each of the foregoing.

[2]	Capitalized terms used but not defined in this Exhibit D or in the Commitment Letter to be defined in a customary and mutually agreed manner.
[3]	The parties agree that the definitions set forth in Exhibit D shall remain subject to changes to be agreed.

Notwithstanding the foregoing or anything herein to the contrary, in no event shall the “Collateral” include any Excluded Asset (as defined in the Term Sheet).

D-1

“Consolidated Amortization Expense” shall mean, for any period, the amortization expense of the Credit Parties for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Depreciation Expense” shall mean, for any period, the depreciation expense of the Credit Parties for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, adjusted by (x) adding thereto, in each case, other than with respect to clause (n) below, only to the extent (and in the same proportion) deducted in determining such Consolidated Net Income and without duplication:

(a)	Consolidated Interest Expense for such period,
(b)	Consolidated Amortization Expense for such period,
(c)	Consolidated Depreciation Expense for such period,
(d)	Consolidated Tax Expense for such period,
(e)

one-time, non-recurring, customary and documented costs and expenses incurred in connection with the negotiation, execution and delivery of (i) the Loan Documents and the transactions contemplated thereby (including without limitation the Acquisition) incurred on or before the Closing Date, or within one hundred eighty (180) days after the Closing Date, in an aggregate amount not to exceed $[   ][4] or such greater amount as agreed to by Required Lenders in their reasonable discretion, and (ii) any amendments, restatements or other modifications to the Loan Documents in an aggregate amount not to exceed $500,000 for such period,

(f)

the aggregate amount of all other non-cash charges, expenses or losses reducing Consolidated Net Income (including for certainty all unrealized foreign exchange losses but excluding any non-cash charge, expense or loss that results in an accrual of a reserve for cash charges in any future period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts or inventory) for such period,

(g)	Permitted Board Fees paid or accrued for such period,
(h)

fees and expenses paid in connection with Permitted Acquisitions (whether or not consummated) in an aggregate amount not to exceed $1,000,000 in any twelve-month period (or such higher amount as approved by Required Lenders in their reasonable discretion),

(i)	(i) growth related costs and expenses or (ii) non-recurring costs, charges and expenses including in connection with (A) severance, (B) restructuring or integration (including reduction in force), (C) senior executive recruiting (including recruiting fees, signing costs, retention or completion bonuses and transition costs) and (D) office closures, relocation costs, facilities start-up costs, etc., in an aggregate amount for sub-clauses (i) and (ii) of this clause (i) not to exceed $1,000,000 for any twelve-month period,
(j)	permitted earnout obligations paid or accrued with respect to Permitted Acquisitions,
(k)	fees and expenses under the Loan Documents paid to Agent and Lenders,
(l)

any non-cash costs or non-cash expenses incurred pursuant to any management equity plan, stock option plan or any other management or employee benefit plan, agreement or any stock subscription or shareholder agreement,

[4]	To be filled in shortly before the Closing Date based on the amount of expenses incurred and reasonably expected to be incurred prior to 180 days after closing.

D-2

(m)

any expenses, charges or losses to the extent covered by insurance that are, directly or indirectly, reimbursed or (or reasonably expected to be reimbursed) by a third party, and any expenses, charges or losses that are covered by indemnification or other reimbursement provisions to the extent that such amount is in fact reimbursed within 180 days of the date of such determination; provided, that (x) if any amount reasonably expected to be reimbursed and added back in a period is not received within such 180 day period, such charges, expenses or losses shall be subtracted in the subsequent calculation period, and (y) in the case of any amount reasonably expected to be reimbursed and added back prior to receipt thereof, if actually reimbursed or received in a subsequent period, such amount shall not be added back in calculating Consolidated EBITDA in such subsequent period (and, to the extent included in Consolidated Net Income, shall be subtracted),

(n)	non-cash charges for goodwill write offs and write downs,
(o)

any other extraordinary, unusual or non-recurring cash charges or expenses incurred outside the ordinary course of business, provided that the aggregate amount added shall not exceed 10% of Consolidated EBITDA (determined prior to giving effect to such add-backs) for such period,

(p)	other addbacks mutually agreed to by Required Lenders and Borrower, and

(y) subtracting therefrom the aggregate amount of all non-cash items increasing Consolidated Net Income (including for certainty all unrealized foreign exchange gains but excluding the accrual of revenue or recording of receivables in the ordinary course of business) for such period.

Consolidated EBITDA shall be calculated on a Pro Forma Basis to give effect to any Asset Sales (other than any dispositions in the ordinary course of business) or Permitted Acquisitions consummated at any time on or after the first day of the measuring period and prior to the date of determination as if each such Asset Sale or Permitted Acquisition had been consummated on the day prior to the first day of such period.

“Consolidated Fixed Charges” means, for any period, the sum, without duplication, of (a) Consolidated Interest Expense, (b) Permitted Board Fees to the extent paid in cash, (c) United States, state, local and foreign income taxes including Permitted Tax Distributions, in each case, paid in cash and (d) the aggregate amount of scheduled principal payments in respect of Indebtedness, including that portion of rental payments with respect to Capital Leases which is or should be applied as a reduction to the principal of such Capital Leases, determined on a consolidated basis for the Credit Parties and their respective Subsidiaries in conformity with GAAP. Notwithstanding the foregoing, for all testing periods ending on or before the one (1) year anniversary of the Closing Date, the amounts set forth in clauses (a) and (d) of this definition shall be calculated by multiplying the actual amounts of such Consolidated Interest Expense and principal payments since the Closing Date by (x) 360, divided by (y) the number of days elapsed from the Closing Date until applicable the date of determination.

“Consolidated Indebtedness” shall mean, as at any date of determination, the aggregate amount of all Indebtedness of the Credit Parties described in clauses (a), (b), (g), (i), (j) (to the extent such reimbursement obligations are actually due and payable) and (l) of the definition of Indebtedness, determined on a consolidated basis in accordance with GAAP; provided, however, that any earnout payments pursuant to a Permitted Acquisition shall only constitute Consolidated Indebtedness to the extent the conditions to payment of such earnout have been satisfied.

“Consolidated Interest Expense” shall mean, for any period, the total consolidated interest expense of the Credit Parties for such period determined on a consolidated basis in accordance with GAAP plus, without duplication:

(a)	imputed interest on Capital Lease Obligations and Attributable Indebtedness of the Credit Parties for such period;
(b)

commissions, discounts and other fees and charges owed by any Credit Party with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings for such period;

(c)	amortization of debt issuance costs, debt discount or premium and other financing fees and expenses incurred by any Credit Party for such period;

D-3

(d)

cash contributions to any employee stock ownership plan or similar trust made by any Credit Party to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than interest paid to Holdings or a wholly-owned Subsidiary of Holdings) in connection with Indebtedness incurred by such plan or trust for such period;

(e)	all interest paid or payable with respect to discontinued operations of any Credit Party for such period;
(f)	the interest portion of any deferred payment obligations of any Credit Party for such period;
(g)	all interest on any Indebtedness of the Credit Parties of the type described in clause (f) or (k) of the definition of “Indebtedness” for such period.

Consolidated Interest Expense shall be calculated on a Pro Forma Basis to give effect to any Indebtedness (other than Indebtedness incurred for ordinary course working capital needs under ordinary course revolving credit facilities) incurred, assumed or permanently repaid or extinguished at any time on or after the first day of the measuring period and prior to the date of determination in connection with any Permitted Acquisitions and Asset Sales (other than any dispositions in the ordinary course of business) as if such incurrence, assumption, repayment or extinguishing had been effected on the first day of such period.

“Consolidated Net Income” shall mean, for any period, the consolidated net income (or loss) of the Credit Parties determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(a)

the net income (or loss) of any Person (other than a Subsidiary of Holdings) in which any Person other than Holdings and its Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Credit Parties or (subject to clause (b) below) any of their Subsidiaries during such period;

(b)

the net income of any Subsidiary of Holdings (other than a Credit Party) during such period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its Organizational Documents or any agreement, instrument or Requirement of Law applicable to that Subsidiary during such period, except that any Credit Party’s equity in net loss of any such Subsidiary for such period shall be included in determining Consolidated Net Income except to the extent that cash in an amount equal to any such income has actually been received by the Credit Parties during such period; and

(c)	gains and losses due solely to fluctuations in currency values and the related tax effects determined in accordance with GAAP for such period.

“Consolidated Tax Expense” shall mean, for any period, the tax expense of the Credit Parties, for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Working Capital” means, as of any date of determination, the excess of consolidated current assets over consolidated current liabilities (other than the current portion of the Term Loan).

“Excess Cash Flow” means, with respect to any period,

(a)the sum of (without duplication) of

(i)	Consolidated Net Income during such period, plus
(ii)	Consolidated Interest Expense for such period, plus
(iii)	Consolidated Amortization Expense for such period, plus
(iv)	Consolidated Depreciation Expense for such period, plus
(v)	Consolidated Tax Expense for such period to the extent not paid for in cash, plus

D-4

(vi)

the aggregate amount of all other non-cash charges, expenses or losses reducing Consolidated Net Income (including for certainty all unrealized foreign exchange losses but excluding any non-cash charge, expense or loss that results in an accrual of a reserve for cash charges in any future period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts or inventory) for such period, plus

(vii)

decreases in Consolidated Working Capital during such period (exclusive of current liabilities related to the Term Loans during such period solely to the extent captured in clause (b)(ii) of this definition), less

(b)	the sum of (without duplication),
(i)	Capital Expenditures (excluding any Capital Expenditures financed by the incurrence of Indebtedness permitted under this Agreement and excluding any Capital Expenditures in any Fiscal Year to the extent in excess of the amount permitted to be made in such Fiscal Year pursuant to the Loan Documents), plus
(ii)	interest expense paid or accrued (excluding any original issue discount, interest paid in kind or amortized debt discount, to the extent included in determining interest expense) and scheduled principal payments paid or payable in respect of funded debt, plus
(iii)	income and franchise taxes of Credit Parties that were paid in cash, plus
(iv)	increases in Consolidated Working Capital (exclusive of current liabilities related to the Term Loans during such period solely to the extent captured in clause (b)(ii) of this definition) during such period, plus or minus (as the case may be),

(c)

without duplication of any adjustment under clause (a) or (b) above, any extraordinary gains (or extraordinary loss) for such period which are cash items not included in the calculation of Consolidated Net Income.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any measuring period four (4) Fiscal Quarters, the ratio of (a) (x) Consolidated EBITDA for such measuring period minus (y) Capital Expenditures for such measuring period, minus (z) Restricted Payments permitted pursuant to [the restricted payments covenant of this Agreement] for such measuring period, to (b) Consolidated Fixed Charges for such measuring period. Notwithstanding the foregoing, for all testing periods ending on or before the one (1) year anniversary of the Closing Date, the amounts set forth in clause (z) of this definition shall be calculated by using the actual amounts of such Restricted Payments since the Closing Date.

“Funded Debt” means all Indebtedness of the Credit Parties and their Subsidiaries for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including Indebtedness in respect of the Term Loan.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money or advances; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person upon which interest charges are customarily paid or accrued; (d) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person; (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable incurred in the ordinary course of business on normal trade terms and not overdue by more than 120 days, deferred compensation and accrued obligations incurred in the ordinary course of business and royalty payments payable in the ordinary course of business in respect of non-exclusive licenses); (f) all Indebtedness of others secured by any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, but limited to the fair market value of such property; (g) all Capital Lease Obligations and Purchase Money Obligations of such Person; (h) all Hedging Obligations to the extent required to be reflected on a balance sheet of such Person; (i) all Attributable Indebtedness of such Person; (j) all obligations of such Person for the reimbursement of any obligor in respect of letters of credit, letters of guarantee, bankers’ acceptances and similar credit transactions; (k) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off-balance sheet financing product; (l) all non-contingent obligations to purchase, redeem, retire, defease or otherwise acquire for value any of its own Stock or Stock Equivalents (or any Stock or Stock Equivalent of a direct or indirect parent entity thereof)

D-5

prior to the date that is 91 days after the Stated Maturity Date valued at, in the case of redeemable preferred Stock, the greater of the voluntary liquidation preference and the involuntary liquidation preference of such Stock plus accrued and unpaid dividends (excluding the obligation to redeem or repurchase such Stock upon the occurrence of a change in control if such Stock provides that the issuer thereof will not redeem or repurchase any such Stock pursuant to such provisions prior to the payment in full of all Obligations (other than any inchoate indemnification and expense reimbursement obligations for which no claim has been made); and (m) all Contingent Obligations of such Person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (l) above. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except (other than in the case of general partner liability) to the extent that terms of such Indebtedness expressly provide that such Person is not liable therefor.

“Liquidity” means the sum of unrestricted cash and cash equivalents held in a deposit account that is subject to a control agreement in favor of the Agent.

“Secured Leverage Ratio” shall mean, at any date of determination, the ratio of (x) Consolidated Indebtedness secured by any Lien on any of the Collateral on such date, to (y) Consolidated EBITDA for the period of four (4) consecutive Fiscal Quarters for which financial statements have been (or are required to be) delivered.

D-6

EXHIBIT E

Form of Solvency Certificate

See attached.

Annex K

EXECUTION VERSION

May 15, 2022

Dragonfly Energy Corp.
1190 Trademark Dr. #108
Reno, Nevada 89521

Chardan NexTech Acquisition 2 Corp.
17 State Street, Suite 2130
New York, NY 10004

Re:   ChEF Proposal — Establishment of Chardan Equity Facility

In connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Chardan NexTech Acquisition 2 Corp. (the “SPAC”), Bronco Merger Sub, Inc. and Dragonfly Energy Corp. (the “Target”), CCM Investments 5 LLC (the “Investor”) is pleased to present to the SPAC and the Target the Summary of Indicative Terms for the establishment of a Chardan Equity Facility (ChEF) (the “Facility”) attached hereto as Exhibit A (the “Term Sheet” and, together with this letter agreement, this “Letter Agreement”). The Investor, the SPAC and the Target are collectively referred to in this Letter Agreement as the “Parties.” Capitalized terms used, but not defined, in the body of this Letter Agreement shall have the respective meanings assigned to them in the Term Sheet.

1.Definitive Documentation.  The Target and the SPAC hereby agree, prior to the Closing, to enter into the Definitive Documentation with the Investor on terms that are (i) consistent with this Letter Agreement and (ii) customary for documentation of this nature.
2.No Specified Transactions.  Following the execution of this Letter Agreement, the Issuer shall not effect or enter into an agreement to effect any issuance of shares of Common Stock or any securities of the Issuer or its subsidiaries which entitle the holder thereof to acquire at any time any shares of Common Stock (“Common Stock Equivalents”), or any combination thereof, or effect or enter into an agreement to effect a Specified Transaction, in each case other than in connection with an Exempt Issuance. The Investor shall be entitled to seek injunctive relief against the Issuer and its subsidiaries to preclude any such issuance, which remedy shall be in addition to any right to collect damages, without the necessity of showing economic loss and without any bond or other security being required. “Specified Transaction” means a transaction in which the Issuer (i) issues or sells any securities with a conversion price, exercise price, exchange rate or other price or rate that is based upon and/or varies with the trading price of shares of Common Stock after the date of issuance; (ii) issues or sells any securities at a price, or with a conversion price, exercise price, exchange rate or other price or rate, that is subject to being reset after the date of issuance of such security or upon the occurrence of specified or contingent events; (iii) issues or sells any securities that are subject to or contain any put, call, redemption, buy-back, price reset or other similar provision or mechanism (including a “Black-Scholes” put or call right) that provides for the issuance of additional equity securities of the Issuer or the payment of cash by the Issuer or (iv) enters into any agreement, including, but not limited to, an “equity line of credit” or “at-the-market” or other continuous offering or similar offering of shares of Common Stock or Common Stock Equivalents, whereby the Issuer may sell shares of Common Stock or Common Stock Equivalents at a future determined price, in each case, other than with the Investor or its affiliates. ”Exempt Issuance” means the issuance of (a) shares of Common Stock, options or other equity incentive awards to employees, officers, directors or vendors of the Issuer pursuant to any equity incentive plan duly adopted for such purpose, by the Issuer’s board of directors (the “Issuer’s Board”) or a majority of the members of a committee of the Issuer’s Board established for such purpose, (b) (1) any shares of Common Stock issued to the Investor, Chardan NexTech Investments 2 LLC (the “Sponsor”), Chardan Capital Markets, LLC (“Chardan Capital Markets”), Chardan NexTech 2 Warrant Holdings LLC (“Chardan NexTech 2 Warrant Holdings” and together with the Sponsor and Chardan Capital Markets, the “Chardan Entities”) or any of their respective affiliates or members pursuant to the Definitive Documentation, (2) any securities issued upon the exercise or exchange of or conversion of any shares of Common Stock or Common Stock Equivalents held by the Investor, the Chardan Entities or any of their respective affiliates or members at any time, or (3) any securities issued upon the exercise or exchange of or conversion of any Common Stock Equivalents issued and outstanding, or for which agreements to issue are in effect, as of the date hereof, provided that such securities have not been amended since the date hereof to increase the number of such securities or to decrease the conversion price, exercise price, exchange rate or other price or rate, (c) securities issued pursuant to acquisitions, divestitures, licenses, partnerships, collaborations or strategic transactions approved by the Issuer’s Board or a majority of the members of a committee of the Issuer’s Board established for such purpose which can have a Specified Transaction component provided that any such issuance shall only be to an operating company or an asset in a business synergistic with the business of the Issuer and shall provide to the Issuer additional benefits in addition to the investment of funds, but shall not include a transaction in which the Issuer is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, or (d) shares of Common Stock issued by the Issuer by any method deemed to be an “at-the-market offering” as defined in Rule 415(a)(4) under the Securities Act, exclusively to or through a registered broker dealer.
3.Documentation Fee.  The Target shall pay the Investor a $50,000 fee upon execution of this Letter Agreement.
4.Expenses.  The Target will pay all reasonable and documented out-of-pocket expenses and fees, including reasonable and documented legal fees and expenses, of the parties related to the negotiation and execution of the Facility.
5.Confidentiality.  This Letter Agreement shall be strictly confidential among the Investor, the SPAC and the Target and their respective advisors and shall not be disclosed, in whole or in part, by the SPAC or the Target to any other person. Notwithstanding the foregoing, the SPAC and the Target may disclose and (if agreed) file this Letter Agreement in connection with the public announcement of the Merger Agreement and the transactions contemplated thereby and related SEC filings.
6.Termination.  In the event that the Merger Agreement is terminated without the Closing having occurred, then this Letter Agreement shall automatically terminate without further action or notice.
7.Assignment.  This Letter Agreement shall not be assignable by the Target or the SPAC, by operation of law or otherwise, without the written consent of the other Parties (and any purported assignment without such consent shall be null and void). The Investor may assign its rights and obligations under this Letter Agreement to one or more of its affiliates.
8.Counterparts.  This Letter Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Letter Agreement by facsimile transmission shall be effective as a delivery of a manually executed counterpart hereof.
9.Entire Agreement and Amendments.  This Letter Agreement is the only agreement that has been entered into among the Parties with respect to the Transactions and set forth the entire understanding of the Parties with respect thereto. This Letter Agreement may not be amended or waived except by an instrument in writing signed by the Parties.
10.Governing Law; Waiver of Jury Trial; Jurisdiction.  THIS LETTER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION PERTAINING THERETO OR ARISING IN CONNECTION THEREWITH, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, (B) CONSENTS AND AGREES THAT THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY STATE COURTS SITTING IN NEW YORK CITY, SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN OR AMONG ANY OF THE PARTIES PERTAINING TO OR ARISING IN CONNECTION THEREWITH, PROVIDED, THAT THE PARTIES ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF SUCH JURISDICTION, (C) CONSENT TO SUCH JURISDICTION FOR ANY ACTION COMMENCED IN ANY SUCH COURT, AND (D) WAIVE ANY OBJECTIONS BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR INCONVENIENT FORUM.

[Signature Page Follows]

K-2

Please indicate your agreement with the terms of this Letter Agreement by signing a copy in the space provided and returning it to the undersigned.

Very truly yours,

CCM INVESTMENTS 5 LLC

By:

Name:
Title:

Agreed and Accepted as of:
May 15, 2022

TARGET:

Dragonfly Energy Corp.

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	Chief Executive Officer

SPAC:

Chardan NexTech Acquisition 2 Corp.

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Chief Executive Officer

EXHIBIT A

Summary of Indicative Terms

See attached.

Chardan NexTech Acquisition 2 Corp.

Committed Equity Facility

May 15, 2022

Summary of Indicative Terms

$150MM Chardan Equity Facility (ChEF)

Provision	Description

SPAC:	Chardan NexTech Acquisition 2 Corp.
Investor:	A newly formed entity by Chardan Capital Markets LLC (“Chardan”) or an existing affiliate of Chardan (the “Investor”).
Issuer:	Entity that will be the post-business combination public company (the “Issuer”).
Facility:

A three-year standing equity facility (the “Facility”) to enable the Issuer to raise a total of up to $150MM (the “Aggregate Commitment Amount”) from time to time as it elects, subject to the terms of the Facility, by putting shares (the “Facility Shares”) of its common stock (the “Common Stock”) to the Investor at then-current pricing, as specified further below.

Purchase Price of Facility Shares:	VWAP on the Purchase Date (each as defined below), less three and one-half percent (3.5%).
“VWAP” means the volume-weighted average price of the shares of Common Stock on the applicable trading day(s), adjusted to exclude block trades and trades that individually exceed 20,000 shares.
Put Right:

Subject to the terms of the Definitive Documentation, the Issuer has the right, from time to time at its discretion, to require (a “Put”) the Investor to purchase shares of Common Stock up to the Aggregate Commitment Amount. The Issuer will initiate a Put by delivering, during the morning prior to market open on any trading days it chooses (each, a “Purchase Date”), notice to the Investor specifying the number of Facility Shares (the “Target Number”) to be purchased by the Investor on that trading day. The Investor must purchase the Target Number of Facility Shares on the Purchase Date; provided that the Investor will not be obligated to (but may, at its option, choose to) purchase Facility Shares to the extent such purchase: (a) would exceed 20% of the number of shares of the Common Stock that would count towards VWAP on that date, (b) would cause the aggregate purchase price for that trading day’s Put to exceed $3MM or (c) would cause the Investor, together with its affiliates, to exceed 9.9% beneficial ownership, as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder; provided, further, that in such case the number of Facility Shares so required to be purchased will be cut back so as to avoid triggering any of the events in (a), (b) or (c). Promptly following the close of trading on the Purchase Date, Investor will deliver to Issuer a notice (the “Confirmation”) confirming the total number of Facility Shares purchased on that date and their aggregate purchase price.

Any unsold portion of the Facility will remain outstanding so that further Puts may be initiated by the Issuer.

For the avoidance of doubt, the Investor shall not be required to purchase any Facility Shares except to the extent that they are eligible to be resold pursuant to a Registration Statement (as defined below) that is at such time effective and available and FINRA, as applicable, has provided its no-objection letter, and subject to the other conditions specified in the Definitive Documentation.

Provision	Description

Term of Facility:

The Facility shall remain outstanding until three years following the later of (i) the business combination closing (the “Closing”) and (ii) the effective date of the Registration Statement, unless terminated earlier upon reasonable prior notice by the Issuer or as otherwise set forth in the Definitive Documentation (which shall only include customary termination provisions).

In the event the merger agreement relating to the business combination (the “Merger Agreement”) is terminated without the Closing having occurred, the Definitive Documentation (if executed earlier) shall automatically terminate.

Definitive Documentation:

The purchase agreement and registration rights agreement (collectively, the “Definitive Documentation”) will include customary conditions, representations and warranties, registration rights (as described herein) and other covenants and indemnities. The Definitive Documentation will also contain customary termination rights and suspension events with respect to the Investor’s purchase obligation.

Commitment Fee:

On the earlier of (a) the thirtieth (30th) trading day following the Closing and (b) the effective date of the Registration Statement, the Issuer shall issue to the Investor a number of shares of Common Stock (the “Commitment Shares”) equal to the quotient obtained by dividing $1MM by the VWAP of the Issuer’s shares of common stock for the immediately prior five (5) trading days. The Commitment Shares will be registered for resale on the Registration Statement, but will be subject, if required by the FINRA rules, to a lock-up period of six (6) months.

Registration of Shares:

The Definitive Documentation shall provide that, within thirty (30) calendar days following the Closing, the Issuer shall file with the SEC, and use commercially reasonable efforts to have declared effective as promptly as practicable thereafter, a resale registration statement registering the resale by the Investor (a “Registration Statement”) of the Commitment Shares and the Facility Shares; provided that the total number of shares registered in connection with the Facility will not exceed 19.99% of the total number of shares of Common Stock outstanding as of the execution of the Definitive Documentation.

Commencement of the Facility and effectiveness of the Registration Statement are subject to receipt of a no-objection letter from FINRA. The Issuer shall be required to keep the Registration Statement effective for at least one year following the full term of the Facility.

The Definitive Documentation shall provide for the Issuer to include the requisite disclosure in the Registration Statement and provide customary deliverables to the Investor for an underwritten offering of securities, including due diligence, legal opinions and comfort letters and related plan of distribution disclosure.

Settlement:

The transfer agent and the Issuer will deliver the total number of Facility Shares specified in the Confirmation on a T+1 basis; the Definitive Documentation will specify remedies, including customary penalties, for lack of settlement by T+2.

Conditions Precedent to Purchases of Facility Shares:

Conditions precedent include, among other things, completion of customary due diligence for facilities of this type, preparation and execution of Definitive Documentation reasonably acceptable to both parties and Dragonfly Energy Corp. (the “Target”), filing and maintaining effectiveness of the Registration Statement, and no-objection clearance from FINRA (which the Investor will promptly obtain).

No Specified Transactions:

The Definitive Documentation will include the provision contained in paragraph 2 of the letter agreement, dated May 15, 2022, by and among the SPAC, the Target and the Investor, which provision shall be stated to apply from and after the date of the Definitive Documentation until the three-year anniversary of the Definitive Documentation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   Indemnification of directors and officers

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

New Dragonfly’s third amended and restated will provide for indemnification of New Dragonfly’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the proposed bylaws will provide for indemnification of New Dragonfly’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, New Dragonfly will have entered into indemnification agreements with directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Dragonfly, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.   Exhibits and financial statements schedules

Exhibits.

Exhibit Number	Description

2.1*††

Agreement and Plan of Merger, dated as of May 15, 2022, by and among Chardan NexTech Acquisition 2 Corp., Bronco Merger Sub, Inc. and Dragonfly Energy Corp. (included as Annex A to the proxy statement/prospectus).

2.1(a)*	Amendment to Agreement and Plan of Merger, dated as of July 12, 2022, by and among Chardan NexTech Acquisition 2 Corp., Bronco Merger Sub, Inc. and Dragonfly Energy Corp.
3.1*

Amended and Restated Certificate of Incorporation of Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 3.1 of Chardan NexTech Acquisition 2 Corp.’s Current Report on Form 8-K filed with the SEC on August 13, 2021).

3.2*

Second Amended and Restated Certificate of Incorporation of Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 3.1 of Chardan NexTech Acquisition 2 Corp.’s Current Report on Form 8-K filed with the SEC on August 5, 2022).

3.3*	Form of Third Amended and Restated Certificate of Incorporation (to be effective upon consummation of the Merger) (included as Annex B to the proxy statement/prospectus).
3.4*	Form of Amended and Restated Bylaws (to be effective upon consummation of the Merger) (included as Annex C to the proxy statement/prospectus).

Exhibit Number	Description

4.1*

Specimen Unit Certificate of Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 4.1 of Chardan NexTech Acquisition 2 Corp.’s Amendment No. 7 to Form S-1 filed with the SEC on August 5, 2021).

4.2*

Specimen Common Stock Certificate of Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 4.2 of Chardan NexTech Acquisition 2 Corp.’s Amendment No. 7 to Form S-1 filed with the SEC on August 5, 2021).

4.3*

Specimen Warrant Certificate of Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 4.3 of Chardan NexTech Acquisition 2 Corp.’s Amendment No. 7 to Form S-1 filed with the SEC on August 5, 2021).

4.4

Amended and Restated Warrant Agreement, dated March 28, 2022, between Chardan NexTech Acquisition 2 Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of Chardan NexTech Acquisition 2 Corp.’s Annual Report on Form 10-K filed with the SEC on March 29, 2022.

4.5*	Specimen Common Share Certificate of Dragonfly Energy Corp.
4.6**	Specimen $10 Warrant Certificate of Dragonfly Energy Corp.
4.7**	Specimen Penny Warrant Certificate of Dragonfly Energy Corp.
4.8*

Registration Rights Agreement, dated as of August 10, 2021, by and among Chardan NexTech Acquisition 2 Corp., Chardan NexTech 2 Warrant Holdings LLC and certain security holders (incorporated by reference to Exhibit 10.4 of Chardan NexTech Acquisition 2 Corp. Current Report on Form 8-K filed with the SEC on August 13, 2021).

4.9*	Form of Amended and Restated Registration Rights Agreement (to be effective upon consummation of the Merger) (included as Annex D to the proxy statement/prospectus).
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the validity of Chardan common stock and Chardan warrants to be issued.
8.1*	Tax Opinion of O'Melveny & Myers LLP
10.1*

Investment Management Trust Agreement, dated as of August 10, 2021, by and between Continental Stock & Trust Company and Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 10.2 of Chardan NexTech Acquisition 2 Corp.’s Current Report on Form 8-K filed with the SEC on August 13, 2021).

10.1(a)*

Amendment No. 1 to Investment Management Trust Agreement, dated as of August 10, 2021, by and between Continental Stock Transfer & Trust Company and Chardan NexTech Acquisition 2 Corp. (incorporated by reference to Exhibit 10.1 to the Chardan NexTech Acquisition 2 Corp.’s Current Report on Form 8-K filed August 5, 2022).

10.2*

Administrative Services Agreement, dated as of August 10, 2021, by and between Chardan NexTech Acquisition 2 Corp. and Chardan NexTech 2 Warrant Holdings LLC (incorporated by reference to Exhibit 10.6 of Chardan NexTech Acquisition 2 Corp’s Current Report on Form 8-K filed with the SEC on August 13, 2021).

10.3*

Letter Agreements, dated as of August 10, 2021, by and among Chardan NexTech Acquisition 2 Corp., Chardan NexTech Investments 2 LLC and each of Chardan NexTech Acquisition 2 Corp.’s officers and directors (incorporated by reference to Exhibit 10.1 of Chardan NexTech Acquisition 2 Corp.’s Current Report on Form 8-K filed with the SEC on August 13, 2021).

10.4*

Sponsor Support Agreement, dated as of May 15, 2022, by and among Chardan NexTech Investments 2 LLC, Dragonfly Energy Corp. and Chardan NexTech Investments 2 LLC (included as Annex E to the proxy statement/prospectus).

10.5*

Commitment Letter, dated as of May 15, 2022, by and among Chardan NexTech Acquisition 2 Corp., Dragonfly Energy Corp., CCM Investments 5 LLC and EICF Agent LLC (included as Annex J to the proxy statement/prospectus).

10.6††*

Equity Facility Letter Agreement, dated as of May 15, 2022, by and among Dragonfly Energy Corp., Chardan NexTech Acquisition 2 Corp. and CCM Investments 5 LLC (included as Annex K to the proxy statement/prospectus).

10.7*	Subscription Agreement, dated as of May 15, 2022, between NexTech Acquisition 2 Corp. and Chardan NexTech Investments 2 LLC (included as Annex F to the proxy statement/prospectus).
10.8†*	Dragonfly Energy Corp.’s 2022 Equity Incentive Plan (included as Annex G to the proxy statement/prospectus).
10.9†*	Dragonfly Energy Corp.’s Employee Stock Purchase Plan (included as Annex H to the proxy statement/prospectus).
10.10*	Form of Director Indemnification Agreement.
10.11*	Multi-tenant Industrial Triple Net Lease, dated as of March 1, 2021, between Dragonfly Energy Corp. and Icon Reno Property Owner Pool 3 Nevada, LLC.
10.12*	Lease, dated as of February 8, 2022, between Dragonfly Energy Corp. and Prologis, L.P.
21.1*	List of Subsidiaries.

Exhibit Number	Description

23.1	Consent of BDO USA, LLP, independent registered accounting firm for Dragonfly Energy Corp.
23.2	Consent of WithumSmith+Brown, PC, independent registered accounting firm for Chardan NexTech Acquisition 2 Corp.
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
23.4*	Consent of Duff & Phelps, financial advisor to Chardan NexTech Acquisition 2 Corp.
23.5*	Consent of Frost & Sullivan, independent industry research firm for Dragonfly Energy Corp.
24.1*	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1*	Form of Proxy for Special Meeting.
99.2*	Consent of Denis Phares, as designee to the board of directors.
99.3*	Consent of Luisa Ingargiola, as designee to the board of directors.
99.4*	Consent of Brian Nelson, as designee to the board of directors.
99.5*	Consent of Perry Boyle, Jr, as designee to the board of directors.
99.6*	Consent of Jonathan Bellows, as designee to the board of directors.
99.7	Consent of Rick Parod, as designee to the board of directors.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table.

*     Previously filed.

**   To be filed by amendment.

†   Indicates a management contract or compensatory plan.

†† Schedules to this Exhibit omitted pursuant to Regulation S-K Item 601(a)(5) promulgated under the Exchange Act. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Item 22.   Undertakings

The undersigned registrant hereby undertakes:

●	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
●	To include any prospectus required by Section 10(a)(3) of the Securities Act;
●	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
●	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
●	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;
●	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
●	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

●	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
●	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
●	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
●	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 31st day of August, 2022.

CHARDAN NEXTECH ACQUISITION 2 CORP.

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

NAME	POSITION	DATE

*	Chairman and Director	August 31, 2022
Kerry Propper

/s/ Jonas Grossman	Chief Executive Officer, President, Secretary, Treasurer and Director	August 31, 2022
Jonas Grossman

/s/ Alex Weil	Chief Financial Officer and Director	August 31, 2022
Alex Weil

*	Director	August 31, 2022
Jonathan Biele

*	Director	August 31, 2022
Perry Boyle

*	Director	August 31, 2022
Roderick Hardamon

*	Director	August 31, 2022
Jory Des Jardins

*	Director	August 31, 2022
Hitesh Thakrar

*	Director	August 31, 2022
Todd Thomson

/s/ Jonas Grossman
Jonas Grossman
Attorney-in-fact